          As filed with the Securities and Exchange Commission on April 27, 2011

                                           1933 Act Registration No. 333-170897

                                            1940 Act Registration No. 811-08517
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       PRE-EFFECTIVE AMENDMENT NO. 2 /X/

                                      and

      REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 / /

                             AMENDMENT NO. 272 /X/

                    Lincoln Life Variable Annuity Account N
                           (Exact Name of Registrant)

                         Lincoln ChoicePlusSM Signature

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                              (Name of Depositor)

                           1300 South Clinton Street
                              Post Office Box 1110
                           Fort Wayne, Indiana 46801
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, Including Area Code: (260) 455-2000

                            Nicole S. Jones, Esquire
                  The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                              Post Office Box 1110
                              Fort Wayne, IN 46801
                    (Name and Address of Agent for Service)

                                    Copy to:

                          Mary Jo Ardington, Esquire
                  The Lincoln National Life Insurance Company
                           1300 South Clinton Street
                              Post Office Box 1110
                             Fort Wayne, IN 46801

                 Approximate Date of Proposed Public Offering:
 As soon as practicable after the effective date of the Registration Statement.

                     Title of Securities being registered:
           Interests in a separate account under individual flexible
                  payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) shall determine.

Lincoln ChoicePlusSM Signature
Lincoln Life Variable Annuity Account N
Individual Variable Annuity Contracts
Home Office:
The Lincoln National Life Insurance Company
1300 South Clinton Street
Fort Wayne, IN 46802
1-888-868-2583
www.LincolnFinancial.com

This prospectus describes individual flexible premium deferred variable annuity contracts that are issued by The Lincoln National Life Insurance Company (Lincoln Life). Two separate contracts are offered in this prospectus, each of which has different features and charges. You must choose from one of the following contracts:
 o ChoicePlusSM Signature 1
 o ChoicePlusSM Signature 2

In deciding which contract to purchase, you should consider which features are important to you, and the amount of separate account and surrender charges you are willing to bear relative to your needs. In deciding whether to purchase any of the optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

These contracts are primarily for use with nonqualified plans and qualified retirement plans under Sections 408 (IRAs) and 408A (Roth IRAs) of the tax code. Generally, you do not pay federal income tax on the contract's growth until it is paid out. Qualified retirement plans already provide for tax deferral. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. The contract is designed to accumulate contract value and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount, if available, or a combination of both. If you die before the annuity commencement date, we will pay your beneficiary a death benefit. In the alternative, you generally may choose to receive a death benefit upon the death of the annuitant.

The minimum initial purchase payment for the contract is $10,000. Additional purchase payments may be made to the contract and must be at least $100 per payment ($25 if transmitted electronically), and at least $300 annually.

Except as noted below, you choose whether your contract value accumulates on a variable or a fixed (guaranteed) basis or both. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time. If any portion of your contract value is in the fixed account, we promise to pay you your principal and a minimum interest rate. For the life of your contract or during certain periods, we may impose restrictions on the fixed account. Also, an interest adjustment may be applied to any withdrawal, surrender or transfer from the fixed account before the expiration date of a guaranteed period.

All purchase payments (and any applicable persistency credits) for benefits on a variable basis will be placed in Lincoln Life Variable Annuity Account N (variable annuity account [VAA]). The VAA is a segregated investment account of Lincoln Life. You take all the investment risk on the contract value and the retirement income for amounts placed into one or more of the contract's variable options. If the subaccounts you select make money, your contract value goes up; if they lose money, it goes down. How much it goes up or down depends on the performance of the subaccounts you select. We do not guarantee how any of the variable options or their funds will perform. Also, neither the U.S. Government nor any federal agency insures or guarantees your investment in the contract. The contracts are not bank deposits and are not endorsed by any bank or government agency.

The available funds are listed below:

AllianceBernstein Variable Products Series Fund (Class B):
     AllianceBernstein VPS Global Thematic Growth Portfolio
     AllianceBernstein VPS International Value Portfolio
     AllianceBernstein VPS Small/Mid Cap Value Portfolio
BlackRock Variable Series Funds, Inc. (Class III):
     BlackRock Global Allocation V.I. Fund
Delaware VIP (Reg. TM) Trust (Service Class):
   Delaware VIP (Reg. TM) Diversified Income Series
   Delaware VIP (Reg. TM) Emerging Markets Series
     Delaware VIP (Reg. TM) Limited-Term Diversified Income Series Delaware VIP (Reg. TM) REIT Series
     Delaware VIP (Reg. TM) Small Cap Value Series
     Delaware VIP (Reg. TM) Smid Cap Growth Series
     Delaware VIP (Reg. TM) U.S. Growth Series
     Delaware VIP (Reg. TM) Value Series
DWS Variable Series II (Class B):
     DWS Alternative Asset Allocation Plus VIP Portfolio
Fidelity (Reg. TM) Variable Insurance Products (Service Class 2):
     Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio
     Fidelity (Reg. TM) VIP Growth Portfolio
     Fidelity (Reg. TM) VIP Mid Cap Portfolio
Franklin Templeton Variable Insurance Products Trust (Class 2):
     FTVIPT Franklin Income Securities Fund
     FTVIPT Mutual Shares Securities Fund
Lincoln Variable Insurance Products Trust (Service Class):
     LVIP Baron Growth Opportunities Fund
     LVIP BlackRock Inflation Protected Bond Fund
     LVIP Capital Growth Fund
     LVIP Cohen & Steers Global Real Estate Fund
   LVIP Columbia Value Opportunities Fund
     LVIP Delaware Bond Fund
     LVIP Delaware Diversified Floating Rate Fund
     LVIP Delaware Social Awareness Fund
     LVIP Delaware Special Opportunities Fund
     LVIP Dimensional Non-U.S. Equity Fund*
     LVIP Dimensional U.S. Equity Fund*
     LVIP Global Income Fund
     LVIP Janus Capital Appreciation Fund
     LVIP JP Morgan High Yield Fund
     LVIP MFS International Growth Fund
     LVIP MFS Value Fund
     LVIP Mid-Cap Value Fund
     LVIP Mondrian International Value Fund
     LVIP Money Market Fund
     LVIP SSgA Bond Index Fund
     LVIP SSgA Conservative Index Allocation Fund
     LVIP SSgA Conservative Structured Allocation Fund
     LVIP SSgA Developed International 150 Fund
     LVIP SSgA Emerging Markets 100 Fund

     LVIP SSgA Global Tactical Allocation Fund
     LVIP SSgA International Index Fund
     LVIP SSgA Large Cap 100 Fund
     LVIP SSgA Moderate Index Allocation Fund
     LVIP SSgA Moderate Structured Allocation Fund
     LVIP SSgA Moderately Aggressive Index Allocation Fund
     LVIP SSgA Moderately Aggressive Structured Allocation Fund LVIP SSgA S&P 500 Index Fund**
     LVIP SSgA Small-Cap Index Fund
     LVIP SSgA Small/Mid Cap 200 Fund
     LVIP T. Rowe Price Growth Stock Fund
     LVIP T. Rowe Price Structured Mid-Cap Growth Fund
     LVIP Templeton Growth Fund
     LVIP Total Bond Fund*
     LVIP Turner Mid-Cap Growth Fund
     LVIP Vanguard Domestic Equity ETF Fund*
     LVIP Vanguard International Equity ETF Fund*
     LVIP Wells Fargo Intrinsic Value Fund
     LVIP Conservative Profile Fund
     LVIP Moderate Profile Fund
     LVIP Moderately Aggressive Profile Fund
Lincoln Variable Insurance Products Trust (Service Class II):
     LVIP American Global Growth Fund
     LVIP American Global Small Capitalization Fund
     LVIP American Growth Fund
     LVIP American Growth Income Fund
     LVIP American International Fund
MFS (Reg. TM) Variable Insurance TrustSM (Service Class):
     MFS (Reg. TM) VIT Growth Series
     MFS (Reg. TM) VIT Utilities Series
PIMCO Variable Insurance Trust (Advisor Class):
     PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio

*Refer to Description of Funds for specific information regarding the availability of funds.

**"S&P 500" is a trademark of The McGraw-Hill Companies, Inc. and has been licensed for use by Lincoln Variable Insurance Products Trust and its affiliates. The product is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of purchasing the product. (Please see the Statement of Additional Information which sets forth additional disclaimers and limitations of liability on behalf of S&P.)

This prospectus gives you information about the contracts that you should know before you decide to buy a contract and make purchase payments. You should also review the prospectuses for the funds that accompany this prospectus, and keep all prospectuses for future reference.

Neither the SEC nor any state securities commission has approved this contract or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

More information about the contracts is in the current Statement of Additional Information (SAI), dated the same date as this prospectus. The SAI is incorporated by reference into this prospectus and is legally part of this prospectus. For a free copy of the SAI, write: The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348, or call 1-888-868-2583. The SAI and other information about Lincoln Life and the VAA are also available on the SEC's website (http://www.sec.gov). There is a table of contents for the SAI on the last page of this prospectus.

April 29, 2011

Table of Contents



Item                                                          Page
Special Terms                                                  5
Expense Tables                                                 7
Summary of Common Questions                                   14
The Lincoln National Life Insurance Company                   16
Variable Annuity Account (VAA)                                17
Investments of the Variable Annuity Account                   18
Charges and Other Deductions                                  22
The Contracts                                                 29
 Contracts Offered in this Prospectus                         29
 Purchase Payments                                            30
 Persistency Credits                                          31
 Transfers On or Before the Annuity Commencement Date         32
 Surrenders and Withdrawals                                   34
 Death Benefit                                                35
 Investment Requirements                                      39
 Living Benefit Riders                                        41
 Lincoln Lifetime IncomeSM Advantage 2.0                      41
 Lincoln SmartSecurity (Reg. TM) Advantage                    50
 i4LIFE (Reg. TM) Advantage                                   55
 Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage    59
 4LATER (Reg. TM) Advantage                                   63
 Annuity Payouts                                              67
 Fixed Side of the Contract                                   75
Distribution of the Contracts                                 78
Federal Tax Matters                                           78
Additional Information                                        83
 Voting Rights                                                83
 Return Privilege                                             84
 Other Information                                            84
 Legal Proceedings                                            84
Contents of the Statement of Additional Information (SAI)
for Lincoln Life Variable Annuity Account N                   86

Special Terms
In this prospectus, the following terms have the indicated meanings:

4LATER (Reg. TM) Advantage or 4LATER (Reg. TM) - An option that provides an Income Base during the accumulation period, which can be used to establish a Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage in the future.

Account or variable annuity account (VAA) - The segregated investment account, Lincoln Life Variable Annuity Account N, into which we set aside and invest the assets for the variable side of the contract offered in this prospectus.

Account Value - Under i4LIFE (Reg. TM) Advantage, the initial Account Value is the contract value on the valuation date that i4LIFE (Reg. TM) Advantage is effective (or initial purchase payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value on a valuation date equals the total value of all of the contractowner's accumulation units plus the contractowner's value in the fixed account, reduced by regular income payments, Guaranteed Income Benefit payments, and withdrawals.

Accumulation unit - A measure used to calculate contract value for the variable side of the contract before the annuity commencement date and to calculate the i4LIFE (Reg. TM) Advantage Account Value during the Access Period.

Annuitant - The person upon whose life the annuity benefit payments are based, and upon whose life a death benefit may be paid.

Annuity commencement date - The valuation date when funds are withdrawn or converted into annuity units or fixed dollar payout for payment of retirement income benefits under the annuity payout option you select.

Annuity payout - An amount paid at regular intervals after the annuity commencement date under one of several options available to the annuitant and/or any other payee. This amount may be paid on a variable or fixed basis, or a combination of both.

Annuity unit - A measure used to calculate the amount of annuity payouts for the variable side of the contract after the annuity commencement date. See Annuity Payouts.

Beneficiary - The person you choose to receive any death benefit paid if you die before the annuity commencement date.

Contractowner (you, your, owner) - The person who can exercise the rights within the contract (decides on investment allocations, transfers, payout option, designates the beneficiary, etc.). Usually, but not always, the contractowner is the annuitant.

Contract value (may be referenced to as account value in marketing materials) - At a given time before the annuity commencement date, the total value of all accumulation units for a contract plus the value of the fixed side of the contract, if any.

Contract year - Each one-year period starting with the effective date of the contract and starting with each contract anniversary after that.

Death benefit - Before the annuity commencement date, the amount payable to your designated beneficiary if the contractowner dies or, if selected, to the contractowner if the annuitant dies. See The Contracts - Death Benefit for a description of the various death benefit options.

Earnings - The excess of contract value over persistency credits and purchase payments which have not yet been withdrawn from the contract.

Good Order - The actual receipt at our Home Office of the requested transaction in writing or by other means we accept, along with all information and supporting legal documentation necessary to effect the transaction. The forms we provide will identify the necessary documentation. We may, in our sole discretion, determine whether any particular transaction request is in good order, and we reserve the right to change or waive any good order requirements at any time.

Guaranteed Income Benefit - An option that provides a guaranteed minimum payout floor for the i4LIFE (Reg. TM) Advantage regular income payments. The calculation of the Guaranteed Income Benefit or the features applicable to the Guaranteed Income Benefit may vary based on the rider provisions applicable to certain contractowners.

i4LIFE (Reg. TM) Advantage - An income program which combines periodic variable lifetime income payments with the ability to make withdrawals during a defined period.

Lincoln Life (we, us, our) - The Lincoln National Life Insurance Company.

Lincoln Lifetime IncomeSM Advantage 2.0 - Provides minimum guaranteed lifetime periodic withdrawals that may increase based on automatic enhancements and age-based increases to the withdrawal amount, regardless of the investment performance of the contract and provided certain conditions are met.

Lincoln SmartSecurity (Reg. TM) Advantage - Provides minimum guaranteed periodic withdrawals for life, regardless of the investment performance of the contract and provided certain conditions are met, that may increase due to subsequent purchase payments and step-ups.

Living Benefit - A general reference to certain riders that may be available for purchase that provide some type of a minimum guarantee while you are alive. These riders are the Lincoln SmartSecurity (Reg. TM) Advantage, Lincoln Lifetime IncomeSM Advantage 2.0, 4LATER (Reg. TM) Advantage, and i4LIFE (Reg.
TM) Advantage (with or without the Guaranteed Income Benefit). If you select a Living

Benefit rider, excess withdrawals may have adverse effects on the benefit, and you may be subject to Investment Requirements.

Persistency credit - If you select the Signature 2 contract, the additional amount credited to the contract after a specified contract anniversary.

Purchase payments - Amounts paid into the contract other than persistency credits.

Selling group individuals - A contractowner who meets one of the following criteria at the time of the contract purchase and who purchases the contract without the assistance of a sales representative under contract with us:
 o Employees and registered representatives of any member of the selling group (broker-dealers who have selling agreements with us for the products described in this prospectus) and their spouses and minor children.

 o Officers, directors, trustees or bona-fide full-time employees and their spouses and minor children, Lincoln Financial Group or any of the investment advisers of the funds currently being offered, or their affiliated or managed companies.

Subaccount - The portion of the VAA that reflects investments in accumulation and annuity units of a class of a particular fund available under the contracts. There is a separate subaccount which corresponds to each class of a fund.

Valuation date - Each day the New York Stock Exchange (NYSE) is open for trading.

Valuation period - The period starting at the close of trading (currently 4:00 p.m. New York time) on each day that the NYSE is open for trading (valuation date) and ending at the close of such trading on the next valuation date.

Expense Tables
The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer contract value between investment options, and/or (if available) the fixed account. State premium taxes may also be deducted.



                      Contractowner Transaction Expenses:



                                                                                          Signature 1   Signature 2
Surrender charge (as a percentage of purchase payments surrendered/withdrawn):1              7.0%          7.0%
We also may apply an interest adjustment to amounts being withdrawn, surrendered or transferred from a
guaranteed period account (except for dollar cost averaging and regular income payments under i4LIFE (Reg. TM)
Advantage). See Fixed Side of the Contract.

1 For Signature 1, the surrender charge percentage is reduced over a 7-year period at the following rates: 7%, 7%, 6%, 6%, 5%, 4%, 3%. For Signature 2, the surrender charge percentage is reduced over a 4-year period at the following rate: 7%, 7%, 6%, 6%. We may reduce or waive this charge in certain situations. See Charges and Other Deductions - Surrender Charge.





The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.



                    Periodic Charges for the Base Contract:



                                                                                       Signature 1   Signature 2
Annual Account Fee:1                                                                  $35           $35
Separate Account Annual Expenses (as a percentage of average daily net assets in the subaccounts):
Account Value Death Benefit
  Mortality and Expense Risk Charge                                                      1.15%         1.50%
  Administrative Charge                                                                  0.10%         0.10%
  Total Separate Account Expenses                                                        1.25%         1.60%
Guarantee of Principal Death Benefit
  Mortality and Expense Risk Charge                                                      1.20%         1.55%
  Administrative Charge                                                                  0.10%         0.10%
  Total Separate Account Expenses                                                        1.30%         1.65%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Mortality and Expense Risk Charge                                                      1.45%         1.80%
  Administrative Charge                                                                  0.10%         0.10%
  Total Separate Account Expenses                                                        1.55%         1.90%
Estate Enhancement Benefit (EEB)
  Mortality and Expense Risk Charge                                                      1.65%         2.00%
  Administrative Charge                                                                  0.10%         0.10%
  Total Separate Account Expenses                                                        1.75%         2.10%

1 The account fee will be waived if your contract value is $100,000 or more at the end of any particular contract year. This account fee may be less in some states and will be waived after the fifteenth contract year.

          Optional Living Benefit Rider charges are set forth below.



Optional Living Benefit Rider Charges - Other Than i4LIFE (Reg. TM) Advantage:
Only one Living Benefit rider may be elected from this grouping. These charges apply to both the Signa-
ture 1 and Signature 2 contracts and are added to the periodic charges for the base contract described
above.                                                                                    Single Life   Joint Life
Lincoln Lifetime IncomeSM Advantage 2.0:1
  Guaranteed Maximum Charge                                                                 2.00%         2.00%
  Current Charge                                                                            1.05%         1.25%
Lincoln SmartSecurity (Reg. TM) Advantage:2
  Guaranteed Maximum Charge                                                                 1.50%         1.50%
  Current Charge                                                                            0.65%         0.80%
4LATER (Reg. TM) Advantage:3
  Guaranteed Maximum Charge                                                                 1.50%          N/A
  Current Charge                                                                            0.65%

1 As an annualized percentage of the Income Base (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements and decreased by Excess Withdrawals. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 Charge for a discussion of these changes to the Income Base. This charge is deducted from the contract value on a quarterly basis.

2 As an annualized percentage of the Guaranteed Amount (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments and step-ups and decreased for withdrawals. See Charges and Other Deductions - Lincoln SmartSecurity (Reg. TM) Advantage charge for further information. This charge is deducted from the contract value on a quarterly basis.

3 As an annualized percentage of the Income Base (initial purchase payment or contract value at the time of election), as increased for subsequent purchase payments, automatic 15% Enhancements, and Resets and decreased for withdrawals. See Charges and Other Deductions - 4LATER (Reg. TM) Advantage charge for further information. This charge is deducted from the subaccounts on a quarterly basis.







Optional Living Benefit Rider Charges - i4LIFE (Reg. TM) Advantage:
i4LIFE (Reg. TM) Advantage can be elected with or without one of the following Guaranteed
Income Benefits. It
cannot be elected with any other Living Benefit rider except as set forth below.
i4LIFE (Reg. TM) Advantage Without Guaranteed Income Benefit (version 4):*
These charges replace the Separate Account Annual Expenses for the base contract.           Signature 1   Signature 2
Account Value Death Benefit                                                                   1.65%         2.00%
Guarantee of Principal Death Benefit                                                          1.70%         2.05%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)                                             1.95%         2.30%


* As an annualized percentage of Account Value (initial purchase payment or contract value depending on the effective date of i4LIFE (Reg. TM) Advantage), computed daily. This charge is assessed only on and after the periodic income commencement date. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage charge for further information.



i4LIFE (Reg. TM) Advantage With Guaranteed Income Benefit (version 4):*
These charges replace the Separate Account Annual Expenses for the base contract.         Signature 1
                                                                                    Single Life   Joint Life
Account Value Death Benefit
  Guaranteed Maximum Charge                                                           3.65%         3.65%
  Current Charge                                                                      2.30%         2.50%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge                                                           3.70%         3.70%
  Current Charge                                                                      2.35%         2.55%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Guaranteed Maximum Charge                                                           3.95%         3.95%
  Current Charge                                                                      2.60%         2.80%



i4LIFE (Reg. TM) Advantage With Guaranteed Income Benefit (version 4):*
These charges replace the Separate Account Annual Expenses for the base contract.         Signature 2
                                                                                    Single Life   Joint Life
Account Value Death Benefit
  Guaranteed Maximum Charge                                                           4.00%         4.00%
  Current Charge                                                                      2.65%         2.85%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge                                                           4.05%         4.05%
  Current Charge                                                                      2.70%         2.90%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Guaranteed Maximum Charge                                                           4.30%         4.30%
  Current Charge                                                                      2.95%         3.15%

* As an annualized percentage of Account Value, computed daily. This charge is assessed only on and after the periodic income commencement date. The percentage charge will change to the current charge in effect at the time of an automatic step-up of the Guaranteed Income Benefit, not to exceed the guaranteed maximum charge percentage. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) charge for further information.



i4LIFE (Reg. TM) Advantage With 4LATER (Reg. TM) Advantage Guaranteed Income Benefit for
  purchasers who previously purchased 4LATER (Reg. TM)
Advantage:*
These charges replace the Separate Account Annual Expenses for the base contract.          Signature 1   Signature 2
Account Value Death Benefit
  Guaranteed Maximum Charge                                                                  3.15%         3.50%
  Current Charge                                                                             2.30%         2.65%
Guarantee of Principal Death Benefit
  Guaranteed Maximum Charge                                                                  3.20%         3.55%
  Current Charge                                                                             2.35%         2.70%
Enhanced Guaranteed Minimum Death Benefit (EGMDB)
  Guaranteed Maximum Charge                                                                  3.45%         3.80%
  Current Charge                                                                             2.60%         2.95%


* As an annualized percentage of Account Value, computed daily. This charge is assessed only on and after the periodic income commencement date. The percentage charge will change to the current charge in effect upon election of a new step-up period, not to exceed the guaranteed maximum charge. See Charges and Other Deductions - 4LATER (Reg. TM) Advantage Guaranteed Income Benefit.



i4LIFE (Reg. TM) Advantage With Guaranteed Income Benefit (version 4) for purchasers who pre-
viously purchased Lincoln Lifetime IncomeSM Advantage 2.0:
These charges replace the Separate Account Annual Expenses for the base contract.                Signature 1
                                                                                          Single Life   Joint Life
Account Value Death Benefit*                                                                 1.25%         1.25%
  Plus i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)               Plus 2.00%   Plus 2.00%
   Guaranteed Maximum Charge**
Guarantee of Principal Death Benefit*                                                        1.30%         1.30%
  Plus i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)               Plus 2.00%   Plus 2.00%
   Guaranteed Maximum Charge**
Enhanced Guaranteed Minimum Death Benefit (EGMDB)*                                           1.55%         1.55%
  Plus i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)               Plus 2.00%   Plus 2.00%
   Guaranteed Maximum Charge**



i4LIFE (Reg. TM) Advantage With Guaranteed Income Benefit (version 4) for purchasers who pre-
viously purchased Lincoln Lifetime IncomeSM Advantage 2.0:
These charges replace the Separate Account Annual Expenses for the base contract.                Signature 2
                                                                                          Single Life   Joint Life
Account Value Death Benefit*                                                                 1.60%         1.60%
  Plus i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)               Plus 2.00%   Plus 2.00%
   Guaranteed Maximum Charge**
Guarantee of Principal Death Benefit*                                                        1.65%         1.65%
  Plus i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)               Plus 2.00%   Plus 2.00%
   Guaranteed Maximum Charge**
Enhanced Guaranteed Minimum Death Benefit (EGMDB)*                                           1.90%         1.90%
  Plus i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4)               Plus 2.00%   Plus 2.00%
   Guaranteed Maximum Charge**


* As a percentage of daily net assets in the subaccounts. This charge is assessed on and after the periodic income commencement date. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0.

** As an annualized percentage of the greater of the Income Base carried over from Lincoln Lifetime IncomeSM Advantage 2.0 (less the Guaranteed Annual Income amounts paid since the last Step-up) or contract value prior to electing i4LIFE (Reg. TM) Advantage. For previous purchasers of Lincoln Lifetime IncomeSM Advantage 2.0, the current charges for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) are 1.05% for the single life and 1.25% for the joint life option. This charge is deducted from contract value on a quarterly basis and only on and after the periodic income commencement date. The charge may be increased upon an automatic annual step-up and decreased upon an Excess Withdrawal. See Charges and Other Deductions- i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0.





The next table describes the separate account annual expenses (as a percentage of average daily net assets in the subaccounts) you pay on and after the annuity commencement date:



          Periodic Charges on and after the Annuity Commencement Date



                                                               Signature 1   Signature 2
Mortality and expense risk charge and administrative charge      1.25%          1.40

The next table describes the maximum Unscheduled Payment charge for the Lincoln SmartIncomeSM Inflation on and after the annuity commencement date:



Maximum Lincoln SmartIncomeSM Inflation Unscheduled Payment charge (as a percentage of
  the Unscheduled Payment)                                                               7.0%

 The Unscheduled Payment charge percentage is reduced over time. The later the Unscheduled Payment occurs, the lower the charge with respect to that Unscheduled Payment. A new Rider Year starts on each Rider Date anniversary. The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See Charges and Other Deductions - Charges for Lincoln SmartIncomeSM Inflation. See The Contracts - Annuity Payouts for a detailed description of Lincoln

SmartIncomeSM Inflation.


The next item shows the minimum and maximum total annual operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The expenses are for the year ended December 31, 2010. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.



                                                    Maximum      Minimum
                                                   ---------    --------
Total Annual Fund Operating Expenses
(expenses that are deducted from fund assets,
including management fees, distribution and/or
service (12b-1) fees, and other expenses):         2.58%        0.55%
Total Annual Fund Operating Expenses
(after contractual waivers/reimbursements*):       2.14%        0.55%


* 42 of the funds have entered into contractual waiver or reimbursement arrangements that may reduce fund management and other fees and/or expenses during the period of the arrangement. These arrangements vary in length, but no arrangement will terminate before April 30, 2012.


The following table shows the expenses charged by each fund for the year ended
   December 31, 2010:


(as a percentage of each fund's average net assets):

                                                                   Management                      Other
                                                                      Fees        12b-1 Fees      Expenses
                                                                    (before        (before        (before
                                                                      any            any            any
                                                                    waivers/       waivers/       waivers/
                                                                   reimburse-     reimburse-     reimburse-
                                                                     ments)   +     ments)   +     ments)   +
AllianceBernstein VPS Global Thematic Growth Portfolio             0.75   %       0.25   %       0.24   %
AllianceBernstein VPS International Value Portfolio                0.75           0.25           0.10
AllianceBernstein VPS Small/Mid Cap Value Portfolio                0.75           0.25           0.09
BlackRock Global Allocation V.I. Fund                              0.65           0.25           0.06
Delaware VIP (Reg. TM) Diversified Income Series(1)                0.60           0.30           0.10
Delaware VIP (Reg. TM) Emerging Markets Series(1)                  1.25           0.30           0.15
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series(1)   0.50           0.30           0.10
Delaware VIP (Reg. TM) REIT Series(1)                              0.75           0.30           0.12
Delaware VIP (Reg. TM) Small Cap Value Series(1)                   0.73           0.30           0.10
Delaware VIP (Reg. TM) Smid Cap Growth Series(1)                   0.75           0.30           0.14
Delaware VIP (Reg. TM) U.S. Growth Series(1)                       0.65           0.30           0.10
Delaware VIP (Reg. TM) Value Series(1)                             0.65           0.30           0.10
DWS Alternative Asset Allocation Plus VIP Portfolio(2)             0.24           0.25           0.70
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio(3)           0.56           0.25           0.09
Fidelity (Reg. TM) VIP Growth Portfolio                            0.56           0.25           0.11
Fidelity (Reg. TM) VIP Mid Cap Portfolio(4)                        0.56           0.25           0.10
FTVIPT Franklin Income Securities Fund                             0.45           0.25           0.02
FTVIPT Mutual Shares Securities Fund                               0.60           0.25           0.14
LVIP American Global Growth Fund(5)                                0.53           0.55           0.48
LVIP American Global Small Capitalization Fund(5)                  0.71           0.55           0.45
LVIP American Growth Fund(5)                                       0.32           0.55           0.15
LVIP American Growth-Income Fund(5)                                0.27           0.55           0.19
LVIP American International Fund(5)                                0.49           0.55           0.27
LVIP Baron Growth Opportunities Fund(6)                            1.00           0.25           0.09
LVIP BlackRock Inflation Protected Bond Fund                       0.45           0.25           0.10
LVIP Capital Growth Fund                                           0.72           0.25           0.09
LVIP Cohen & Steers Global Real Estate Fund(7)                     0.95           0.25           0.15



                                                                                                           Total
                                                                                                         Expenses
                                                                                    Total                 (after
                                                                                   Expenses     Total    Contractu
                                                                                   (before   Contractual    ua
                                                                    Acquired         any      waivers/   waivers/
                                                                      Fund         waivers/  reimburse-  reimburse
                                                                    Fees and      reimburse-    ments       e-
                                                                    Expenses  =     ments)    (if any)    ments)
AllianceBernstein VPS Global Thematic Growth Portfolio             0.00   %       1.24   %
AllianceBernstein VPS International Value Portfolio                0.00           1.10
AllianceBernstein VPS Small/Mid Cap Value Portfolio                0.00           1.09
BlackRock Global Allocation V.I. Fund                              0.02           0.98
Delaware VIP (Reg. TM) Diversified Income Series(1)                0.00           1.00       -0.05   %   0.95   %
Delaware VIP (Reg. TM) Emerging Markets Series(1)                  0.00           1.70       -0.05       1.65
Delaware VIP (Reg. TM) Limited-Term Diversified Income Series(1)   0.00           0.90       -0.05       0.85
Delaware VIP (Reg. TM) REIT Series(1)                              0.00           1.17       -0.05       1.12
Delaware VIP (Reg. TM) Small Cap Value Series(1)                   0.00           1.13       -0.05       1.08
Delaware VIP (Reg. TM) Smid Cap Growth Series(1)                   0.00           1.19       -0.05       1.14
Delaware VIP (Reg. TM) U.S. Growth Series(1)                       0.00           1.05       -0.05       1.00
Delaware VIP (Reg. TM) Value Series(1)                             0.00           1.05       -0.05       1.00
DWS Alternative Asset Allocation Plus VIP Portfolio(2)             1.39           2.58       -0.44       2.14
Fidelity (Reg. TM) VIP Contrafund (Reg. TM) Portfolio(3)           0.00           0.90
Fidelity (Reg. TM) VIP Growth Portfolio                            0.00           0.92
Fidelity (Reg. TM) VIP Mid Cap Portfolio(4)                        0.00           0.91
FTVIPT Franklin Income Securities Fund                             0.00           0.72
FTVIPT Mutual Shares Securities Fund                               0.00           0.99
LVIP American Global Growth Fund(5)                                0.00           1.56       -0.35       1.21
LVIP American Global Small Capitalization Fund(5)                  0.00           1.71       -0.31       1.40
LVIP American Growth Fund(5)                                       0.00           1.02       -0.03       0.99
LVIP American Growth-Income Fund(5)                                0.00           1.01       -0.07       0.94
LVIP American International Fund(5)                                0.00           1.31       -0.13       1.18
LVIP Baron Growth Opportunities Fund(6)                            0.00           1.34       -0.05       1.29
LVIP BlackRock Inflation Protected Bond Fund                       0.02           0.82
LVIP Capital Growth Fund                                           0.00           1.06
LVIP Cohen & Steers Global Real Estate Fund(7)                     0.00           1.35       -0.22       1.13

                                                            Management                      Other
                                                               Fees        12b-1 Fees      Expenses
                                                             (before        (before        (before
                                                               any            any            any
                                                             waivers/       waivers/       waivers/
                                                            reimburse-     reimburse-     reimburse-
                                                              ments)   +     ments)   +     ments)   +
LVIP Columbia Value Opportunities Fund(8)                   1.05   %       0.25   %       0.21   %
LVIP Delaware Bond Fund                                     0.32           0.35           0.07
LVIP Delaware Diversified Floating Rate Fund                0.60           0.25           0.18
LVIP Delaware Social Awareness Fund                         0.39           0.35           0.08
LVIP Delaware Special Opportunities Fund                    0.40           0.35           0.08
LVIP Dimensional Non-U.S. Equity Fund(9)                    0.25           0.25           0.55
LVIP Dimensional U.S. Equity Fund(9)                        0.25           0.25           0.55
LVIP Global Income Fund(10)                                 0.65           0.25           0.15
LVIP Janus Capital Appreciation Fund(12)                    0.75           0.25           0.09
LVIP J.P. Morgan High Yield Fund(11)                        0.65           0.25           0.21
LVIP MFS International Growth Fund(13)                      0.90           0.25           0.15
LVIP MFS Value Fund                                         0.64           0.25           0.07
LVIP Mid-Cap Value Fund(14)                                 0.94           0.25           0.14
LVIP Mondrian International Value Fund                      0.74           0.25           0.11
LVIP Money Market Fund                                      0.36           0.25           0.06
LVIP SSgA Bond Index Fund(15)                               0.40           0.25           0.09
LVIP SSgA Conservative Index Allocation Fund(16)            0.25           0.25           0.50
LVIP SSgA Conservative Structured Allocation Fund(16)       0.25           0.25           0.18
LVIP SSgA Developed International 150 Fund(17)              0.75           0.25           0.18
LVIP SSgA Emerging Markets 100 Fund(18)                     1.09           0.25           0.21
LVIP SSgA Global Tactical Allocation Fund                   0.25           0.25           0.14
LVIP SSgA International Index Fund(19)                      0.40           0.25           0.24
LVIP SSgA Large Cap 100 Fund(20)                            0.52           0.25           0.07
LVIP SSgA Moderate Index Allocation Fund(21)                0.25           0.25           0.27
LVIP SSgA Moderate Structured Allocation Fund(21)           0.25           0.25           0.07
LVIP SSgA Moderately Aggressive Index Allocation Fund(21)   0.25           0.25           0.21
LVIP SSgA Moderately Aggressive Structured Allocation
 Fund(21)                                                   0.25           0.25           0.10
LVIP SSgA Small/Mid Cap 200 Fund(22)                        0.69           0.25           0.12
LVIP SSgA S&P 500 Index Fund                                0.22           0.25           0.08
LVIP SSgA Small-Cap Index Fund                              0.32           0.25           0.12
LVIP T. Rowe Price Growth Stock Fund                        0.71           0.25           0.08
LVIP T. Rowe Price Structured Mid-Cap Growth Fund           0.74           0.25           0.09
LVIP Templeton Growth Fund                                  0.73           0.25           0.10
LVIP Total Bond Fund(23)                                    0.25           0.25           0.55
LVIP Turner Mid-Cap Growth Fund(24)                         0.88           0.25           0.18
LVIP Vanguard Domestic Equity ETF Fund(25)                  0.25           0.25           0.55
LVIP Vanguard International Equity ETF Fund(25)             0.25           0.25           0.55
LVIP Wells Fargo Intrinsic Value Fund(26)                   0.75           0.25           0.09
LVIP Conservative Profile Fund                              0.25           0.25           0.05
LVIP Moderate Profile Fund                                  0.25           0.25           0.03
LVIP Moderately Aggressive Profile Fund                     0.25           0.25           0.04
MFS (Reg. TM) VIT Growth Series                             0.75           0.25           0.10
MFS (Reg. TM) VIT Utilities Series                          0.73           0.25           0.08



                                                                                                    Total
                                                                                                  Expenses
                                                                             Total                 (after
                                                                            Expenses     Total    Contractu
                                                                            (before   Contractual    ua
                                                             Acquired         any      waivers/   waivers/
                                                               Fund         waivers/  reimburse-  reimburse
                                                             Fees and      reimburse-    ments       e-
                                                             Expenses  =     ments)    (if any)    ments)
LVIP Columbia Value Opportunities Fund(8)                   0.00   %       1.51   %   -0.09   %   1.42   %
LVIP Delaware Bond Fund                                     0.00           0.74
LVIP Delaware Diversified Floating Rate Fund                0.00           1.03
LVIP Delaware Social Awareness Fund                         0.00           0.82
LVIP Delaware Special Opportunities Fund                    0.00           0.83
LVIP Dimensional Non-U.S. Equity Fund(9)                    0.48           1.53       -0.50       1.03
LVIP Dimensional U.S. Equity Fund(9)                        0.29           1.34       -0.50       0.84
LVIP Global Income Fund(10)                                 0.00           1.05       -0.05       1.00
LVIP Janus Capital Appreciation Fund(12)                    0.00           1.09       -0.08       1.01
LVIP J.P. Morgan High Yield Fund(11)                        0.00           1.11       -0.04       1.07
LVIP MFS International Growth Fund(13)                      0.00           1.30       -0.05       1.25
LVIP MFS Value Fund                                         0.00           0.96
LVIP Mid-Cap Value Fund(14)                                 0.00           1.33       -0.04       1.29
LVIP Mondrian International Value Fund                      0.00           1.10
LVIP Money Market Fund                                      0.00           0.67
LVIP SSgA Bond Index Fund(15)                               0.01           0.75       -0.09       0.66
LVIP SSgA Conservative Index Allocation Fund(16)            0.16           1.16       -0.55       0.61
LVIP SSgA Conservative Structured Allocation Fund(16)       0.17           0.85       -0.23       0.62
LVIP SSgA Developed International 150 Fund(17)              0.00           1.18       -0.38       0.80
LVIP SSgA Emerging Markets 100 Fund(18)                     0.00           1.55       -0.72       0.83
LVIP SSgA Global Tactical Allocation Fund                   0.63           1.27
LVIP SSgA International Index Fund(19)                      0.00           0.89       -0.03       0.86
LVIP SSgA Large Cap 100 Fund(20)                            0.00           0.84       -0.18       0.66
LVIP SSgA Moderate Index Allocation Fund(21)                0.17           0.94       -0.32       0.62
LVIP SSgA Moderate Structured Allocation Fund(21)           0.17           0.74       -0.12       0.62
LVIP SSgA Moderately Aggressive Index Allocation Fund(21)   0.18           0.89       -0.26       0.63
LVIP SSgA Moderately Aggressive Structured Allocation
 Fund(21)                                                   0.18           0.78       -0.15       0.63
LVIP SSgA Small/Mid Cap 200 Fund(22)                        0.00           1.06       -0.29       0.77
LVIP SSgA S&P 500 Index Fund                                0.00           0.55
LVIP SSgA Small-Cap Index Fund                              0.00           0.69
LVIP T. Rowe Price Growth Stock Fund                        0.00           1.04
LVIP T. Rowe Price Structured Mid-Cap Growth Fund           0.00           1.08
LVIP Templeton Growth Fund                                  0.00           1.08
LVIP Total Bond Fund(23)                                    0.19           1.24       -0.50       0.74
LVIP Turner Mid-Cap Growth Fund(24)                         0.00           1.31       -0.08       1.23
LVIP Vanguard Domestic Equity ETF Fund(25)                  0.14           1.19       -0.50       0.69
LVIP Vanguard International Equity ETF Fund(25)             0.26           1.31       -0.50       0.56
LVIP Wells Fargo Intrinsic Value Fund(26)                   0.00           1.09       -0.05       1.04
LVIP Conservative Profile Fund                              0.65           1.20
LVIP Moderate Profile Fund                                  0.73           1.26
LVIP Moderately Aggressive Profile Fund                     0.76           1.30
MFS (Reg. TM) VIT Growth Series                             0.00           1.10
MFS (Reg. TM) VIT Utilities Series                          0.00           1.06

                                                                 Management                      Other
                                                                    Fees        12b-1 Fees      Expenses
                                                                  (before        (before        (before
                                                                    any            any            any
                                                                  waivers/       waivers/       waivers/
                                                                 reimburse-     reimburse-     reimburse-
                                                                   ments)   +     ments)   +     ments)   +
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio(27)   0.74   %       0.25   %       0.04   %



                                                                                                         Total
                                                                                                       Expenses
                                                                                  Total                 (after
                                                                                 Expenses     Total    Contractu
                                                                                 (before   Contractual    ua
                                                                  Acquired         any      waivers/   waivers/
                                                                    Fund         waivers/  reimburse-  reimburse
                                                                  Fees and      reimburse-    ments       e-
                                                                  Expenses  =     ments)    (if any)    ments)
PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio(27)   0.12   %       1.15   %   -0.12   %   1.03   %

(1) The Service Class shares are subject to a 12b-1 fee of 0.30% of average daily net assets. The Series' distributor, Delaware Distributors, L.P., has contracted to limit the 12b-1 fees to no more than 0.25% of average daily net assets from April 29, 2011 to April 30, 2012.

(2) Through April 30, 2012, the Advisor has contractually agreed to waive all or a portion of its management fee and reimburse or pay operating expenses of the fund to the extent necessary to maintain the fund's operating expenses at 0.75% for Class B shares, excluding certain expenses such as extraordinary expenses, taxes, brokerage, interest expense and acquired funds (underlying funds) fees and expenses (estimated at 1.39%). The agreement may be terminated with the consent of the fund's Board.

(3) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.90% for Service Class 2. These offsets may be discontinued at any time.

(4) A portion of the brokerage commissions that the fund pays may be reimbursed and used to reduce the fund's expenses. In addition, through arrangements with the funds' custodian, credits realized as a result of uninvested cash balances are used to reduce the fund's custodian expenses. Including these reductions, the total class operating expenses would have been 0.91% for Service Class 2. These offsets may be discontinued at any time.

(5) The amounts set forth under "Management Fee" and "Other Expenses" reflect the aggregate expenses of the Feeder Fund and the Master Fund. Other Expenses are based on estimated amounts for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class II to the extent that the Other Expenses of the Feeder Fund exceed 0.10% of average daily net assets. The agreement will continue at least through April 30, 2012.

(6) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses exceed 1.29% of the average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(7) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.22% of the first $250 million of average net assets of the fund and 0.32% of the excess over $250 million of average daily nets assets of the fund. The agreement will continue at least through April 30, 2012.

(8) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.09% on the first $60 million of average daily net assets of the Fund. The agreement will continue at least through April 30, 2012.

(9) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012. Other Expenses are based on estimated amounts for the current fiscal year.

(10) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(11) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses exceed 1.07% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(12) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.15% on the first $100 million of average daily net assets of the Fund; and 0.10% on the next $150 million of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(13) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% on the first $400 million of average daily net assets of the Fund. The agreement will continue at least through April 30, 2012.

(14) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.05% of the first $25 million of average net assets of the Fund. The agreement will continue at least through April 30, 2012. LIA has contractually agreed to reimburse the Fund's Service Class to the extent that the Total Annual Fund Operating Expenses exceed 1.29% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(15) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.07% on the first $500 million of average daily net assets of the fund and 0.12% of average daily net assets of the fund in excess of $500 million. This waiver will continue at least through April 30, 2012.

(16) Other Expenses and AFFE are based on estimated amounts for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012. LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.45% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(17) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.35% on the first $100 million of average daily net assets of the fund and 0.43% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(18) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.69% on the first $100 million of average daily net assets of the Fund and 0.76% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(19) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.03% on the first $500 million of average daily net assets of the fund and 0.05% of average daily net assets of the fund in excess of $500 million. The agreement will continue at least through April 30, 2012.

(20) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.12% on the first $100 million of average daily net assets of the fund and 0.22% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(21) Other Expenses and AFFE are based on estimated amounts for the current fiscal year. Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.10% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012. LIA has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund
    Operating Expenses (excluding acquired fund fees and expenses) exceed
    0.45% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012.

(22) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.29% on the first $100 million of average daily net assets of the fund and 0.39% of average daily net assets of the fund in excess of $100 million. The agreement will continue at least through April 30, 2012.

(23) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012. Other Expenses are based on estimated amounts for the current fiscal year.

(24) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund; 0.10% on the first $25 million of average daily net assets of the fund and 0.05% on the next $50 million of average daily net assets. The agreement will continue at least through April 30, 2012.

(25) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to reimburse the fund's Service Class to the extent that the Total Annual Fund Operating Expenses (excluding acquired fund fees and expenses) exceed 0.55% of average daily net assets of the fund. The agreement will continue at least through April 30, 2012. Other Expenses are based on estimated amounts for the current fiscal year.

(26) Lincoln Investment Advisors Corporation (LIA) has contractually agreed to waive the following portion of its advisory fee for the fund: 0.03% on the first $250 million of average daily net assets of the fund; 0.08% on the next $500 million and 0.13% of average daily net assets in excess of $750 million. The agreement will continue at least through April 30, 2012.

(27) PIMCO has contractually agreed to waive the Portfolio's advisory fee and the supervisory and administrative fee in an amount equal to the management fee and administration services fee, respectively, paid by the PIMCO Cayman Commodity Portfolio I Ltd. (the "Subsidiary") to PIMCO. The Subsidiary pays PIMCO a management fee and an administrative services fee at the annual rates of 0.49% and 0.20%, respectively, of its net assets. This waiver may not be terminated by PIMCO and will be in effect through at least May 1, 2012 and will remain in effect as long as PIMCO's contract with the Subsidiary is in place.


Certain underlying funds have reserved the right to impose fees when fund shares are redeemed within a specified period of time of purchase ("redemption fees") which are not reflected in the table above. As of the date of this prospectus, none have done so. See The Contracts - Market Timing for a discussion of redemption fees.

For information concerning compensation paid for the sale of the contracts, see Distribution of the Contracts.

EXAMPLES

This Example is intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contractowner transaction expenses, contract fees, separate account annual expenses, and fund fees and expenses.

The Example assumes that you invest $10,000 in a Signature 1 contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year    3 years   5 years   10 years
----------- --------- --------- ---------
   $1,335    $2,515    $3,712    $6,520

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $635   $1,915    $3,212    $6,520

The Example assumes that you invest $10,000 in a Signature 2 contract for the time periods indicated. The Example also assumes that your investment has a 5% return each year, the maximum fees and expenses of any of the funds and that the EEB death benefit and Lincoln Lifetime IncomeSM Advantage 2.0 at the guaranteed maximum charge are in effect. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:


1) If you surrender your contract at the end of the applicable time period:



   1 year    3 years   5 years   10 years
----------- --------- --------- ---------
   $1,369    $2,611    $3,360    $6,763

2) If you annuitize or do not surrender your contract at the end of the applicable time period:



 1 year   3 years   5 years   10 years
-------- --------- --------- ---------
   $669   $2,011    $3,360    $6,763

For more information, see Charges and Other Deductions in this prospectus, and the prospectus for the funds. Premium taxes may also apply, although they do not appear in the examples. The examples do not reflect persistency credits. Different fees and expenses not reflected in the examples may be imposed during a period in which regular income payments or annuity payouts are made. See The Contracts - i4LIFE (Reg. TM) Advantage, Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage, 4LATER (Reg. TM) Guaranteed Income Benefit and Annuity Payouts, including Lincoln SmartIncomeSM Inflation. These examples should not be considered a representation of past or future expenses. Actual expenses may be more or less than those shown.



Summary of Common Questions
What kind of contract am I buying? It is an individual variable and interest adjusted, if applicable, annuity contract between you and Lincoln Life. This prospectus primarily describes the variable side of the contract. You may purchase either of the contracts offered in this prospectus: ChoicePlusSM Signature 1 and ChoicePlusSM Signature 2. As described in this prospectus, the Signature 1 contract provides for lower mortality and expense risk charges and a longer surrender charge period than the Signature 2 contract. The Signature 2 contract provides persistency credits after the fourth contract anniversary. See The Contracts - Contracts Offered in this Prospectus. The contract and certain riders, benefits, service features and enhancements may not be available in all states, and the charges may vary in certain states. You should refer to your contract for any state specific provisions. Please check with your investment representative regarding their availability.

What is the variable annuity account (VAA)? It is a separate account we established under Indiana insurance law, and registered with the SEC as a unit investment trust. VAA assets are allocated to one or more subaccounts, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which we may conduct. See Variable Annuity Account.

What are Investment Requirements? If you elect one of the following riders:
Lincoln Lifetime IncomeSM Advantage 2.0, 4LATER (Reg. TM) Advantage, the Lincoln SmartSecurity (Reg. TM) Advantage, or i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit, you will be subject to certain requirements for your subaccount investments. You will be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements.

What are my investment choices? Based upon your instruction for purchase payments, the VAA applies your purchase payments and persistency credits, if applicable, to buy shares in one or more of the investment options. In turn, each fund holds a portfolio of securities consistent with its investment policy. See Investments of the Variable Annuity Account - Description of the Funds. You may also allocate purchase payments to the fixed account.

Who invests my money? Several different investment advisers manage the investment options. See Investments of the Variable Annuity Account - Description of the Funds.

How does the contract work? If we approve your application, we will send you a contract. When you make purchase payments during the accumulation phase, you buy accumulation units. If you decide to receive an annuity payout, your accumulation units are converted to annuity units. Your annuity payouts will be based on the number of annuity units you receive and the value of each annuity unit on payout days. See The Contracts.

What charges do I pay under the contract? We apply a charge to the daily net asset value of the VAA that consists of a mortality and expense risk charge according to the death benefit you select. There is an administrative charge in addition to the mortality and expense risk charge. The charges for any riders applicable to your contract will also be deducted from your contract value. See Charges and Other Deductions.

If you withdraw purchase payments, you may pay a surrender charge of a certain percentage of the surrendered or withdrawn purchase payment, depending upon which contract you have purchased, and how long those payments have been invested in the contract. For purposes of calculating surrender charges, we assume that all withdrawals prior to the seventh anniversary of the Signature 1 and the fourth anniversary of Signature 2 contracts come first from purchase payments. We may waive surrender charges in certain situations. See Charges and Other Deductions-Surrender Charge.

We will deduct any applicable premium tax from purchase payments or contract value, unless the governmental entity dictates otherwise, at the time the tax is incurred or at another time we choose.

See Expense Tables and Charges and Other Deductions for additional fees and expenses in these contracts.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the prospectuses for the funds.

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment, if applicable. See Fixed Side of the Contract.

Charges may also be imposed during the regular income or annuity payout period, including i4LIFE (Reg. TM) Advantage, if elected. See The Contracts and Annuity Payouts.

For information about the compensation we pay for sales of contracts, see The Contracts - Distribution of the Contracts.

What purchase payments do I make, and how often? Subject to the minimum and maximum payment amounts, your payments are completely flexible. Please check with your investment representative about making additional purchase payments since the requirements of your state may vary. See The Contracts - Purchase Payments.

What is a persistency credit? If you purchase the Signature 2 contract, a persistency credit of 0.0875% of contract value less purchase payments that have been in the contract less than four years will be credited on a quarterly basis after the fourth anniversary. See The Contracts - Persistency Credits.

Annuity contracts that have no provision for persistency credits may have lower mortality and expense risk charges and/or lower surrender charges. We encourage you to talk with your financial adviser and determine which annuity contract is most appropriate for you.

How will my annuity payouts be calculated? If you decide to annuitize, you may select an annuity option and start receiving annuity payouts from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts - Annuity Options. Remember that participants in the VAA benefit from any gain, and take a risk of any loss, in the value of the securities in the funds' portfolios.

What happens if I die before I annuitize? Your beneficiary will receive death benefit proceeds based upon the death benefit you select. Your beneficiary has options as to how the death benefit is paid. In the alternative, you may choose to receive a death benefit on the death of the annuitant. See The Contracts - Death Benefit.


May I transfer contract value between variable options and between the variable and fixed sides of the contract? Yes, subject to currently effective restrictions. For example, transfers made before the annuity commencement date are generally restricted to no more than twelve (12) per contract year. See The Contracts - Transfers On or Before the Annuity Commencement Date and Transfers After the Annuity Commencement Date. See also the Fixed Side of the Contract and Guaranteed Periods. Transfers from the fixed account may be subject to an interest adjustment.


What are Living Benefit Riders? Living Benefit riders are optional riders available to purchase for an additional fee. These riders provide different types of minimum guarantees if you meet certain conditions. These riders are the Lincoln SmartSecurity (Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 (withdrawal benefit riders) , 4LATER (Reg. TM) Advantage, and i4LIFE (Reg. TM) Advantage (with or without the Guaranteed Income Benefit) (both of which are annuity payout riders). If you select a Living Benefit rider, excess withdrawals may have adverse effects on the benefit (especially during times of poor investment performance), and you will be subject to Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit). Excess withdrawals under certain Living Benefit Riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an excess withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the excess withdrawal will have on any guarantees under the living benefit rider. These riders are discussed in detail in this prospectus. In addition, an overview of these riders is provided with this prospectus.

What is Lincoln Lifetime IncomeSM Advantage 2.0? Lincoln Lifetime IncomeSM Advantage 2.0 is a rider that you may purchase for an additional charge and which provides on an annual basis guaranteed lifetime periodic withdrawals up to a guaranteed amount based on an Income Base, a 5% Enhancement to the Income Base or automatic annual step-ups to the Income Base, and age-based increases to the guaranteed periodic withdrawal amount. Withdrawals may be made up to the Guaranteed Annual Income amount as long as that amount is greater than zero. The Income Base is not available as a separate benefit upon death or surrender and is increased by subsequent purchase payments, 5% Enhancements to the Income Base, automatic annual step-ups to the Income Base and is decreased by certain withdrawals in accordance with provisions described in the prospectus. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0. You may not simultaneously elect Lincoln Lifetime IncomeSM Advantage 2.0 and another one of the Living Benefit riders. By electing this rider you will be subject to Investment Requirements. See The Contracts - Investment Requirements.

What is the Lincoln SmartSecurity (Reg. TM) Advantage? This benefit, which may be available for purchase at an additional charge, provides a Guaranteed Amount equal to the initial purchase payment (or contract value at the time of election) as adjusted. You may access this benefit through periodic withdrawals. Excess withdrawals will adversely affect the Guaranteed Amount. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage. You cannot simultaneously elect Lincoln SmartSecurity (Reg. TM) Advantage with any other Living Benefit rider. By electing this benefit, you will be subject to Investment Requirements. See The Contracts - Investment Requirements.

What is i4LIFE (Reg. TM) Advantage? i4LIFE (Reg. TM) Advantage is an income program, available for purchase at an additional charge, that provides periodic variable lifetime income payments, a death benefit, and the ability to make withdrawals during a defined period of time (Access Period). For an additional charge, you may purchase a minimum payout floor, the Guaranteed Income Benefit. We assess a charge, imposed only during the i4LIFE (Reg. TM) Advantage payout phase, based on the i4LIFE (Reg. TM) Advantage death benefit you choose and whether or not the Guaranteed Income Benefit is in effect.

What is the Guaranteed Income Benefit? The Guaranteed Income Benefit provides a minimum payout floor for your i4LIFE (Reg. TM) regular income payments. By electing this benefit, you will be subject to Investment Requirements. See The Contracts - Investment Requirements. The i4LIFE (Reg. TM) Guaranteed Income Benefit is purchased when you elect i4LIFE (Reg. TM) Advantage or any time during the Access Period subject to terms and conditions at that time. The minimum floor is based on the contract value at the time you elect i4LIFE (Reg.
TM) with the

Guaranteed Income Benefit. 4LATER (Reg. TM) Advantage, Lincoln SmartSecurity (Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 have features that may be used to establish the amount of the Guaranteed Income Benefit. You may use your Guaranteed Amount from Lincoln SmartSecurity (Reg. TM) Advantage or your Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit at the time you terminate Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE (Reg. TM) Advantage. 4LATER (Reg. TM) Advantage is purchased prior to the time you elect i4LIFE (Reg. TM) Advantage and provides a guaranteed value, the Income Base, which can be used to establish the Guaranteed Income Benefit floor in the future. See The Contracts - i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, and Lincoln Lifetime IncomeSM Advantage 2.0 - i4LIFE (Reg. TM) Advantage option.

What is 4LATER (Reg. TM) Advantage? 4LATER (Reg. TM) Advantage, which may be available for purchase at an additional charge, is a way to guarantee today a minimum payout floor (a Guaranteed Income Benefit) in the future for the i4LIFE (Reg. TM) Advantage regular income payments. 4LATER (Reg. TM) Advantage provides an initial Income Base that is guaranteed to increase at a specified percentage over the accumulation period of the annuity. By electing this benefit, you will be subject to Investment Requirements. See The Contracts - 4LATER (Reg. TM) Advantage.

What is Lincoln SmartIncomeSM Inflation? Lincoln SmartIncomeSM Inflation is a fixed annuity payout option that provides periodic annuity payouts that may increase or decrease each year based on changes in a consumer price index that measures inflation. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, a death benefit and access to a reserve value from which unscheduled payments may be taken. See The Contracts - Annuity Payouts - Lincoln SmartIncomeSM Inflation.

May I surrender the contract or make a withdrawal? Yes, subject to contract requirements and to the restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts - Surrenders and Withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. See Charges and Other Deductions. A portion of surrender or withdrawal proceeds may be taxable. In addition, if you decide to take a distribution before age 591/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or a withdrawal also may be subject to 20% withholding. See Federal Tax Matters.

Do I get a free look at this contract? Yes. You can cancel the contract within ten days (in some states longer) of the date you first receive the contract. You need to return the contract, postage prepaid, to our Home Office. In most states assume the risk of any market drop on purchase payments you allocate to the variable side of the contract. See Return Privilege.

Where may I find more information about accumulation unit values? Because the subaccounts which are available under the contracts did not begin operation before the date of this prospectus, financial information for the subaccounts is not included in this Prospectus or in the SAI.



Investment Results
At times, the VAA may compare its investment results to various unmanaged indices or other variable annuities in reports to shareholders, sales literature and advertisements. The results will be calculated on a total return basis for various periods, with or without contingent deferred sales charges. Results calculated without contingent deferred sales charges will be higher. Total returns include the reinvestment of all distributions, which are reflected in changes in unit value.

Note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low interest rates and due in part to the contract fees and expenses, the yields of any subaccount investing in a money market fund may also become extremely low and possibly negative.

The annual performance of the subaccounts is based on past performance and does not indicate or represent future performance.



The Lincoln National Life Insurance Company
The Lincoln National Life Insurance Company (Lincoln Life), organized in 1905, is an Indiana-domiciled insurance company, engaged primarily in the direct issuance of life insurance contracts and annuities. Lincoln Life is wholly owned by Lincoln National Corporation (LNC), a publicly held insurance and financial services holding company incorporated in Indiana. Lincoln Life is obligated to pay all amounts promised to policy owners under the policies.

Depending on when you purchased your contract, you may be permitted to make allocations to the fixed account, which is part of our general account. See The Fixed Side of the Contract. In addition, any guarantees under the contract that exceed your contract value, such as those associated with death benefit options and Living Benefit riders are paid from our general account (not the VAA). Therefore, any amounts that we may pay under the contract in excess of contract value are subject to our financial strength and claims-paying ability and our long-term ability to make such payments. With respect to the issuance of the contracts, Lincoln Life does not file periodic financial reports with the SEC pursuant to the exemption for life insurance companies provided under Rule 12h-7 of the Securities Exchange Act of 1934.

We issue other types of insurance policies and financial products as well, and we also pay our obligations under these products from our assets in the general account. Moreover, unlike assets held in the VAA, the assets of the general account are subject to the general liabilities of the Company and, therefore, to the Company's general creditors. In the event of an insolvency or receivership, payments we make from our general account to satisfy claims under the contract would generally receive the same priority as our other contractowner obligations.

Our Financial Condition. Among the laws and regulations applicable to us as an insurance company are those which regulate the investments we can make with assets held in our general account. In general, those laws and regulations determine the amount and type of investments which we can make with general account assets.

In addition, state insurance regulations require that insurance companies calculate and establish on their financial statements, a specified amount of reserves in order to meet the contractual obligations to pay the claims of our policyholders. In order to meet our claims-paying obligations, we regularly monitor our reserves to ensure we hold sufficient amounts to cover actual or expected contract and claims payments. However, it is important to note that there is no guarantee that we will always be able to meet our claims paying obligations, and that there are risks to purchasing any insurance product.

State insurance regulators also require insurance companies to maintain a minimum amount of capital in excess of liabilities, which acts as a cushion in the event that the insurer suffers a financial impairment, based on the inherent risks in the insurer's operations. These risks include those associated with losses that we may incur as the result of defaults on the payment of interest or principal on assets held in our general account, which include bonds, mortgages, general real estate investments, and stocks, as well as the loss in value of these investments resulting from a loss in their market value.

How to Obtain More Information. We encourage both existing and prospective policyholders to read and understand our financial statements. We prepare our financial statements on both a statutory basis and according to Generally Accepted Accounting Principles (GAAP). Our audited GAAP financial statements, as well as the financial statements of the VAA, are located in the SAI. If you would like a free copy of the SAI, please write to us at: PO Box 2348, Fort Wayne, IN 46801-2348 , or call 1-888-868-2583. In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov. You may obtain our audited statutory financial statements and any unaudited statutory financial statements that may be available by visiting our website at www.LincolnFinancial.com.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity contracts based on its financial strength and/or claims-paying ability. Additional information about rating agencies is included in the Statement of Additional Information.

Lincoln Financial Group is the marketing name for Lincoln National Corporation (NYSE:LNC) and its affiliates. Through its affiliates, Lincoln Financial Group offers annuities, life, group life and disability insurance, 401(k) and 403(b) plans, and comprehensive financial planning and advisory services.



Variable Annuity Account (VAA)
On November 3, 1997, the VAA was established as an insurance company separate account under Indiana law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of Lincoln Life. We are the issuer of the contracts and the obligations set forth in the contract, other than those of the contractowner, are ours. The VAA satisfies the definition of a separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA is used to support other annuity contracts offered by us in addition to the contracts described in this prospectus. The other annuity contracts supported by the VAA generally invest in the same funds as the contracts described in this prospectus. These other annuity contracts may have different charges that could affect the performance of their subaccounts, and they offer different benefits.



Financial Statements
The December 31, 2010 financial statements of the VAA and the December 31, 2010 consolidated financial statements of Lincoln Life are located in the SAI. If you would like a free copy of the SAI, complete and mail the request on the last page of this prospectus, or call 1-888-868-2583.

Investments of the Variable Annuity Account
You decide the subaccount(s) to which you allocate purchase payments. There is a separate subaccount which corresponds to each class of each fund. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. The funds are required to redeem fund shares at net asset value upon our request.


Investment Advisers

As compensation for its services to the fund, the investment adviser receives a fee from the fund which is accrued daily and paid monthly. This fee is based on the net assets of each fund, as defined in the prospectus for the fund.


Certain Payments We Receive with Regard to the Funds

With respect to a fund, including affiliated funds, the adviser and/or distributor, or an affiliate thereof, may make payments to us (or an affiliate). It is anticipated that such payments will be based on a percentage of assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by us (or an affiliate). These percentages are negotiated and vary with each fund. Some funds may pay us significantly more than other funds and the amount we receive may be substantial. These percentages currently range up to 0.25%, and as of the date of this prospectus, we were receiving payments from each fund family. We (or our affiliates) may profit from these payments or use these payments for a variety of purposes, including payment of expenses that we (and our affiliates) incur in promoting, marketing, and administering the contracts and, in our role as intermediary, the funds. These payments may be derived, in whole or in part, from the investment advisory fee deducted from fund assets. Contractowners, through their indirect investment in the funds, bear the costs of these investment advisory fees (see the funds' prospectuses for more information). Additionally, a fund's adviser and/or distributor or its affiliates may provide us with certain services that assist us in the distribution of the contracts and may pay us and/or certain affiliates amounts for marketing programs and sales support, as well as amounts to participate in training and sales meetings.

The AllianceBernstein, BlackRock, Delaware, DWS, Fidelity, Franklin Templeton, Lincoln, MFS and PIMCO Funds offered as part of this contract make payments to us under their distribution plans (12b-1 plans). The payment rates range up to 0.55% based on the amount of assets invested in those funds. Payments made out of the assets of the fund will reduce the amount of assets that otherwise would be available for investment, and will reduce the fund's investment return. The dollar amount of future asset-based fees is not predictable because these fees are a percentage of the fund's average net assets, which can fluctuate over time. If, however, the value of the fund goes up, then so would the payment to us (or our affiliates). Conversely, if the value of the funds goes down, payments to us or our affiliates would decrease.


Description of the Funds

Each of the subaccounts of the VAA is invested solely in shares of one of the funds available under the contract. Each fund may be subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund.

We select the funds offered through the contract based on several factors, including, without limitation, asset class coverage, the strength of the manager's reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. Another factor we consider during the initial selection process is whether the fund or an affiliate of the fund will make payments to us or our affiliates. We review each fund periodically after it is selected. Upon review, we may remove a fund or restrict allocation of additional purchase payments to a fund if we determine the fund no longer meets one or more of the factors and/or if the fund has not attracted significant contractowner assets. Finally, when we develop a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we generally will include funds based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

Certain funds offered as part of this contract have similar investment objectives and policies to other portfolios managed by the adviser. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the adviser or sub-adviser. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the adviser or sub-adviser, if applicable.

Certain funds invest substantially all of their assets in other funds. As a result, you will pay fees and expenses at both fund levels. This will reduce your investment return. These arrangements are referred to as funds of funds or master-feeder funds. Funds of funds or master-feeder structures may have higher expenses than funds that invest directly in debt or equity securities.

Following are brief summaries of the fund descriptions. More detailed information may be obtained from the current prospectus for each fund. You should read each fund prospectus carefully before investing. Prospectuses for each fund are available by contacting us. In addition, if you receive a summary prospectus for a fund, you may obtain a full statutory prospectus by referring to the contact information for the fund company on the cover page of the summary prospectus. Please be advised that there is no assurance that any of the funds will achieve their stated objectives.

AllianceBernstein Variable Products Series Fund, advised by AllianceBernstein,
    L.P.

  o AllianceBernstein VPS Global Thematic Growth Portfolio: Long-term growth of capital.

  o AllianceBernstein VPS International Value Portfolio: Long-term growth of capital.

  o AllianceBernstein VPS Small/Mid Cap Value Portfolio: Long-term growth of capital.


BlackRock Variable Series Funds, Inc.,advised by BlackRock Advisors, LLC and subadvised by BlackRock Investment Management, LLC

  o BlackRock Global Allocation V.I. Fund: High total investment return.


Delaware VIP (Reg. TM) Trust, advised by Delaware Management Company*

  o Diversified Income Series: Long-term total return.

  o Emerging Markets Series: Long-term capital appreciation.

  o Limited-Term Diversified Income Series: Long-term total return.

  o REIT Series: Total return.

  o Small Cap Value Series: Capital appreciation.

  o Smid Cap Growth Series: Long-term capital appreciation.

  o U.S. Growth Series: Long-term capital appreciation.

  o Value Series: Capital appreciation.


DWS Variable Series II, advised by Deutsche Investment Management Americas, Inc. and subadvised by RREEF America L.L.C.

  o DWS Alternative Asset Allocation Plus VIP Portfolio: Capital Appreciation


Fidelity (Reg. TM) Variable Insurance Products, advised by Fidelity Management and Research Company and subadvised by FMR CO., Inc.

  o Contrafund (Reg. TM) Portfolio: Long-term capital appreciation.

  o Growth Portfolio: Capital appreciation.

  o Mid Cap Portfolio: Long-term growth of capital.


Franklin Templeton Variable Insurance Products Trust, advised by Franklin Advisers, Inc. for the Franklin Income Securities Fund and the Franklin Small-Mid Cap Growth Securities Fund and by Franklin Mutual Advisers, LLC for the Mutual Shares Securities Fund.

  o Franklin Income Securities Fund: Maximize income.

  o Mutual Shares Securities Fund: Capital appreciation.


Lincoln Variable Insurance Products Trust, advised by Lincoln Investment Advisors Corporation.

  o LVIP American Global Growth Fund: Long-term growth; a master-feeder fund.

  o LVIP American Global Small Capitalization Fund: Long-term growth; a master-feeder fund.

  o LVIP American Growth Fund: Long-term growth; a master-feeder fund.

  o LVIP American Growth-Income Fund: Long-term growth and income; a master-feeder fund.

  o LVIP American International Fund: Long-term growth; a master-feeder fund.

  o LVIP Baron Growth Opportunities Fund: Capital appreciation.
     (Subadvised by BAMCO, Inc.)

  o LVIP BlackRock Inflation Protected Bond Fund: Maximize real return. (Subadvised by BlackRock Financial Management, Inc.)

  o LVIP Capital Growth Fund: Capital growth.
     (Subadvised by Wellington Management)

  o LVIP Cohen & Steers Global Real Estate Fund: Total Return.
     (Subadvised by Cohen & Steers Capital Management)

  o LVIP Columbia Value Opportunities Fund: Long-term capital appreciation. (Subadvised by Columbia Management Advisors, LLC)

  o LVIP Delaware Bond Fund: Current income.
     (Subadvised by Delaware Management Company)*

  o LVIP Delaware Diversified Floating Rate Fund: Total return.
     (Subadvised by Delaware Management Company)*

  o LVIP Delaware Social Awareness Fund: Capital appreciation.
     (Subadvised by Delaware Management Company)*

  o LVIP Delaware Special Opportunities Fund: Capital appreciation. (Subadvised by Delaware Management Company)*

  o LVIP Dimensional U.S. Equity Fund: Capital appreciation; a fund of funds. This fund will be available on or about May 23, 2011. Consult your financial advisor.

  o LVIP Dimensional Non-U.S. Equity Fund: Capital appreciation; a fund of funds.
     This fund will be available on or about May 23, 2011. Consult your financial advisor.

  o LVIP Global Income Fund: Current income consistent with preservation of capital.
     (Subadvised by Mondrian Investment Partners Limited and Franklin Advisors, Inc.)

  o LVIP Janus Capital Appreciation Fund: Long-term growth.
     (Subadvised by Janus Capital Management LLC)

  o LVIP J.P. Morgan High Yield Fund: High level of current income. (Subadvised by J.P. Morgan Investment Management, Inc.)

  o LVIP MFS International Growth Fund: Long-term capital appreciation. (Subadvised by Massachusetts Financial Services Company)

  o LVIP MFS Value Fund: Capital appreciation.
     (Subadvised by Massachusetts Financial Services Company)

  o LVIP Mid-Cap Value Fund: Long-term capital appreciation.
     (Subadvised by Wellington Management)

  o LVIP Mondrian International Value Fund: Long-term capital appreciation. (Subadvised by Mondrian Investment Partners Limited)

  o LVIP Money Market Fund: Current income/Preservation of capital. (Subadvised by Delaware Management Company)*

  o LVIP SSgA Bond Index Fund: Replicate Barclays Aggregate Bond Index (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Conservative Index Allocation Fund: Current income with growth of capital; a fund of funds.

  o LVIP SSgA Conservative Structured Allocation Fund: Current income with growth of capital; a fund of funds.

  o LVIP SSgA Developed International 150 Fund: Long-term capital appreciation.

     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Emerging Markets 100 Fund: Long-term capital appreciation. (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Global Tactical Allocation Fund: Long-term growth of capital; a fund of funds.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA International Index Fund: Replicate broad foreign index. (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Large Cap 100 Fund: Long-term capital appreciation.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Moderate Index Allocation Fund: Current income with growth of capital; a fund of funds.

  o LVIP SSgA Moderate Structured Allocation Fund: Current income with growth of capital; a fund of funds.

  o LVIP SSgA Moderately Aggressive Index Allocation Fund: Current income with growth of capital; a fund of funds.

  o LVIP SSgA Moderately Aggressive Structured Allocation Fund: Current income with growth of capital; a fund of funds.

  o LVIP SSgA Small-Mid Cap 200 Fund: Long-term capital appreciation. (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA S&P 500 Index Fund: Replicate S&P 500 Index.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP SSgA Small-Cap Index Fund: Replicate Russell 2000 Index.
     (Sub-advised by SSgA Funds Management, Inc.)

  o LVIP T. Rowe Price Growth Stock Fund: Long-term growth of capital. (Subadvised by T. Rowe Price Associates, Inc.)

  o LVIP T. Rowe Price Structured Mid-Cap Growth Fund: Maximum capital appreciation.
     (Subadvised by T. Rowe Price Associates, Inc.)

  o LVIP Templeton Growth Fund: Long-term growth of capital.
     (Subadvised by Templeton Investment Counsel, LLC)

  o LVIP Total Bond Fund: Total return consistent with capital appreciation. This fund will be available on or about May 23, 2011. Consult your financial advisor.

  o LVIP Turner Mid-Cap Growth Fund: Capital appreciation.
     (Subadvised by Turner Investment Partners, Inc.)

  o LVIP Vanguard Domestic Equity ETF Fund: Capital appreciation; a fund of funds.
     This fund will be available on or about May 23, 2011. Consult your financial advisor.

  o LVIP Vanguard International Equity ETF Fund: Capital appreciation; a fund of funds.
     This fund will be available on or about May 23, 2011. Consult your financial advisor.

  o LVIP Wells Fargo Intrinsic Value Fund: Income.
     (Subadvised by Metropolitan West Capital Management, LLC)

  o LVIP Conservative Profile Fund: Current income; a fund of funds.

  o LVIP Moderate Profile Fund: Growth and income; a fund of funds.

  o LVIP Moderately Aggressive Profile Fund: Growth and income; a fund of funds.


MFS (Reg. TM) Variable Insurance TrustSM, advised by Massachusetts Financial Services Company

  o Growth Series: Capital appreciation.

  o Utilities Series: Total return.


PIMCO Variable Insurance Trust, advised by PIMCO

  o PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio: Maximum real return.

*Investments in Delaware Investments VIP Series, Delaware Funds, LVIP Delaware Funds or Lincoln Life accounts managed by Delaware Investment Advisors, a series of Delaware Management Business Trust, are not and will not be deposits with or liabilities of Macquarie Bank Limited ABN 46008 583 542 and its holding companies, including their subsidiaries or related companies, and are subject to investment risk, including possible delays in prepayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Series or Funds or accounts, the repayment of capital from the Series or Funds or account, or any particular rate of return.


Fund Shares

We will purchase shares of the funds at net asset value and direct them to the appropriate subaccounts of the VAA. We will redeem sufficient shares of the appropriate funds to pay annuity payouts, death benefits, surrender/withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one subaccount to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to us, and may be sold to other insurance companies, for investment of the assets of the subaccounts established by those insurance companies to fund variable annuity and variable life insurance contracts.

When a fund sells any of its shares both to variable annuity and to variable life insurance separate accounts, it is said to engage in mixed funding. When a fund sells any of its shares to separate accounts of unaffiliated life insurance companies, it is said to engage in shared funding.

The funds currently engage in mixed and shared funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interest of various contractowners participating in a fund could conflict. Each of the fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. The funds do not foresee any disadvantage to contractowners arising out of mixed or shared funding. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices. See the prospectuses for the funds.


Reinvestment of Dividends and Capital Gain Distributions

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to contractowners as additional units, but are reflected as changes in unit values.

Addition, Deletion or Substitution of Investments

We reserve the right, within the law, to make certain changes to the structure and operation of the VAA at our discretion and without your consent. We may add, delete, or substitute funds for all contractowners or only for certain classes of contractowners. New or substitute funds may have different fees and expenses, and may only be offered to certain classes of contractowners.

Substitutions may be made with respect to existing investments or the investment of future purchase payments, or both. We may close subaccounts to allocations of purchase payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the subaccounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the subaccounts. Substitutions might also occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract, or for any other reason in our sole discretion and, if required, after approval from the SEC.

We also may:
 o remove, combine, or add subaccounts and make the new subaccounts available to you at our discretion;
 o transfer assets supporting the contracts from one subaccount to another or from the VAA to another separate account;
 o combine the VAA with other separate accounts and/or create new separate accounts;
 o deregister the VAA under the 1940 Act; and
 o operate the VAA as a management investment company under the 1940 Act or as any other form permitted by law.

We may modify the provisions of the contracts to reflect changes to the subaccounts and the VAA and to comply with applicable law. We will not make any changes without any necessary approval by the SEC. We will also provide you written notice.



Charges and Other Deductions
We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder.

Our administrative services include:
 o processing applications for and issuing the contracts;
 o processing purchases and redemptions of fund shares as required (including dollar cost averaging, portfolio rebalancing, and automatic withdrawal services - See Additional Services and the SAI for more information on these programs);
 o maintaining records;
 o administering annuity payouts;
 o furnishing accounting and valuation services (including the calculation and monitoring of daily subaccount values);
 o reconciling and depositing cash receipts;
 o providing contract confirmations;
 o providing toll-free inquiry services; and
 o furnishing telephone and electronic fund transfer services.

The risks we assume include:
 o the risk that annuitants receiving annuity payouts, including Lincoln SmartIncomeSM Inflation payouts, live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed);
 o the risk that lifetime payments to individuals from Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 will exceed the contract value;
 o the risk that death benefits paid will exceed the actual contract value;
 o the risk that more owners than expected will qualify for waivers of the surrender charge;
 o the risk that, if the i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit or 4LATER (Reg. TM) Guaranteed Income Benefit is in effect, the required regular income payments will exceed the account value; and
 o the risk that our costs in providing the services will exceed our revenues from contract charges (which we cannot change).

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the contingent deferred sales charge collected may not fully cover all of the sales and distribution expenses actually incurred by us. Any remaining expenses will be paid from our general account which may consist, among other things, of proceeds derived from mortality and expense risk charges deducted from the account. We may profit from one or more of the fees and charges deducted under the contract. We may use these profits for any corporate purpose, including financing the distribution of the contracts.

Deductions from the VAA

We apply a charge to the average daily net asset value of the subaccounts based on which contract and death benefit you choose. Those charges are equal to an annual rate of:


                                                          Guarantee of         Enhanced Guaranteed
                                       Account Value      Principal Death      Minimum Death           Estate Enhancement
                                       Death Benefit      Benefit              Benefit (EGMDB)         Benefit (EEB)
                                       ---------------    -----------------    --------------------    -------------------
Signature 1:
Mortality and expense risk charge          1.15%               1.20%                  1.45%                   1.65%
Administrative charge                      0.10%               0.10%                  0.10%                   0.10%
Total annual charge for each
subaccount                                 1.25%               1.30%                  1.55%                   1.75%
Signature 2:
Mortality and expense risk charge          1.50%               1.55%                  1.80%                   2.00%
Administrative charge                      0.10%               0.10%                  0.10%                   0.10%
Total annual charge for each
subaccount                                 1.60%               1.65%                  1.90%                   2.10%

Surrender Charge

A surrender charge applies (except as described below) to surrenders and withdrawals of purchase payments that have been invested for the periods indicated as follows:


                                                                                          Surrender charge as a
                                                                                              percentage of
                                                                                       the surrendered or withdrawn
                                                                                            purchase payments
                                                                                       ----------------------------
Number of contract anniversaries since
purchase payment was invested                                                           Signature 1    Signature 2
      0.............................................................. ..............   7.0%           7.0%
      1.............................................................. ..............   7.0%           7.0%
      2.............................................................. ..............   6.0%           6.0%
      3.............................................................. ..............   6.0%           6.0%
      4.............................................................. ..............   5.0%           0.0%
      5.............................................................. ..............   4.0%           0.0%
      6.............................................................. ..............   3.0%           0.0%
      7.............................................................. ..............   0.0%           0.0%

A surrender charge does not apply to:
 o A surrender or withdrawal of a purchase payment beyond the seventh anniversary for Signature 1 or fourth anniversary for Signature 2, since the purchase payment was invested;
 o Withdrawals of contract value during a contract year to the extent that the total contract value withdrawn during the current contract year does not exceed the free amount. The free amount is equal to the greater of 10% of the current contract value or 10% of the total purchase payments (this does not apply upon surrender of the contract);
 o Purchase payments used in the calculation of the initial benefit payment to be made under an annuity payout option, other than the i4LIFE (Reg. TM) Advantage option;
 o A surrender or withdrawal of any purchase payments, as a result of permanent and total disability of the contractowner as defined in Section 22(e)(3) of the tax code, if the disability occurred after the effective date of the contract and before the 65th birthday of the contractowner. For contracts issued in the State of New Jersey, a different definition of permanent and total disability applies;
 o When the surviving spouse assumes ownership of the contract as a result of the death of the original owner (however, the surrender charge schedule of the original contract will continue to apply to the spouse's contract);
 o A surrender or withdrawal of any purchase payments, as a result of the admittance of the contractowner to an accredited nursing home or equivalent health care facility, where the admittance into the facility occurs after the effective date of the contract and the owner has been confined for at least 90 consecutive days;
 o A surrender or withdrawal of any purchase payments as a result of the diagnosis of a terminal illness of the contractowner. Diagnosis of a terminal illness must be after the effective date of the contract and results in a life expectancy of less than one year as determined by a qualified professional medical practitioner;

 o A surrender of the contract as a result of the death of the contractowner or annuitant;
 o A surrender or annuitization of any applicable persistency credits;
 o Purchase payments when used in the calculation of the initial Account Value under the i4LIFE (Reg. TM) Advantage option;
 o Regular income payments made under i4LIFE (Reg. TM) Advantage, including any payments to provide the 4LATER (Reg. TM) or i4LIFE (Reg. TM) Guaranteed Income Benefits, or periodic payments made under any annuity payout option made available by us;
 o A surrender of a contract or withdrawal of a contract value from contracts issued to selling group individuals (applicable to Signature 1 contracts only);
 o Withdrawals up to the Maximum Annual Withdrawal Amount under the Lincoln SmartSecurity (Reg. TM) Advantage or Guaranteed Annual Income amount under Lincoln Lifetime IncomeSM Advantage 2.0, subject to certain conditions.

For purposes of calculating the surrender charge on withdrawals, we assume that:

1. The free amount will be withdrawn from purchase payments on a "first in-first out (FIFO)" basis.

2. Prior to the seventh anniversary for the Signature 1 contract, and the fourth anniversary for the Signature 2 contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from purchase payments (on a FIFO basis) until exhausted; then
  o from earnings until exhausted.

3. On or after the seventh anniversary for the Signature 1 contract, and the fourth anniversary for the Signature 2 contract, any amount withdrawn above the free amount during a contract year will be withdrawn in the following order:
  o from purchase payments (on a FIFO basis) to which a surrender charge no longer applies until exhausted; then
  o from earnings and persistency credits, if any, or until exhausted; then
  o from purchase payments (on a FIFO basis) to which a surrender charge still applies until exhausted.

We apply the surrender charge as a percentage of purchase payments, which means that you would pay the same surrender charge at the time of surrender regardless of whether your contract value has increased or decreased. The surrender charge is calculated separately for each purchase payment. The surrender charges associated with surrender or withdrawal are paid to us to compensate us for the loss we experience on contract distribution costs when contractowners surrender or withdraw before distribution costs have been recovered.

If the contractowner is a corporation or other non-individual (non-natural person), the annuitant or joint annuitant will be considered the contractowner or joint owner for purposes of determining when a surrender charge does not apply.


Account Fee

During the accumulation period, we will deduct $35 from the contract value on each contract anniversary to compensate us for the administrative services provided to you; this $35 account fee will also be deducted from the contract value upon surrender. This fee may be lower in certain states, if required, and will be waived after the fifteenth contract year. The account fee will be waived for any contract with a contract value that is equal to or greater than $100,000 on the contract anniversary. There is no account fee on contracts issued to selling group individuals (applicable to Signature 1 contracts only).



Rider Charges

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement.

Lincoln Lifetime IncomeSM Advantage 2.0 Charge. While this rider is in effect, there is a charge for the Lincoln Lifetime IncomeSM Advantage 2.0, if elected. The rider charge is currently equal to an annual rate of 1.05% (0.2625% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 single life option and 1.25% (0.3125% quarterly) for the Lincoln Lifetime IncomeSM Advantage 2.0 joint life option.


The charge is applied to the Income Base (initial purchase payment if purchased at contract issue, or contract value at the time of election) as increased for subsequent purchase payments, Automatic Annual Step-ups, 5% Enhancements, and decreased for Excess Withdrawals. We will deduct the cost of this rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the rider's effective date. This deduction will be made in proportion to the value in each subaccount and any fixed account of the contract on the valuation date the rider charge is assessed. The amount we deduct will increase or decrease as the Income Base increases or decreases, because the charge is based on the Income Base. Refer to the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base section for a discussion and example of the impact of the changes to the Income Base.


The annual rider percentage charge may increase each time the Income Base increases as a result of the Automatic Annual Step-up, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. Therefore, your percentage charge for this rider could increase every Benefit Year anniversary. If your percentage charge is increased, you may opt out of the Automatic Annual Step-up by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the step-up, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Automatic Annual Step-up. By opting out of an Automatic Annual Step-up, you will continue to be eligible for the 5% Enhancement through the end of the current Enhancement Period, but the percentage charge could increase to the then current charge on 5% Enhancements after the 10th Benefit Year anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year.

During the first ten Benefit Years an increase in the Income Base as a result of the 5% Enhancement will not cause an increase in the annual rider percentage charge but will increase the dollar amount of the charge. After the 10th Benefit Year anniversary the annual rider percentage charge may increase each time the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. If your percentage charge is increased, you may opt-out of the 5% Enhancement by giving us notice within 30 days after the Benefit Year anniversary if you do not want your percentage charge to change. If you opt out of the 5% Enhancement, your current charge will remain in effect and the Income Base will be returned to the prior Income Base. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us each time thereafter (if an Enhancement would cause your percentage charge to increase) if you do not want the 5% Enhancement.

The rider percentage charge will increase to the then current rider percentage charge, if after the first Benefit Year anniversary, cumulative purchase payments added to the contract after the first Benefit Year, equal or exceed $100,000. You may not opt-out of this rider charge increase. See The Contracts
- Living Benefit Riders - Lincoln Lifetime IncomeSM Advantage 2.0 - Income
Base.

The rider charge will be discontinued upon termination of the rider. The pro-rata amount of the rider charge will be deducted upon termination of the rider (except for death) or surrender of the contract.

If the contract value is reduced to zero while the contractowner is receiving a Guaranteed Annual Income, no rider charge will be deducted.

Lincoln SmartSecurity (Reg. TM) Advantage Charge. While this Rider is in effect, there is a charge for the Lincoln SmartSecurity (Reg. TM) Advantage, if elected. The Rider charge is currently equal to an annual rate of:

1) 0.65% of the Guaranteed Amount (0.1625% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, Single Life option; or

2) 0.80% of the Guaranteed Amount (0.2000% quarterly) for the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, Joint Life option. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage - Guaranteed Amount for a description of the calculation of the Guaranteed Amount.

If you purchase this Rider in the future, the percentage charge will be the current charge in effect at the time of purchase.


The charge is applied to the Guaranteed Amount (initial purchase payment if purchased at contract issue or contract value at the time of election) as increased for subsequent purchase payments and step-ups and decreased for withdrawals. We will deduct the cost of this Rider from the contract value on a quarterly basis, with the first deduction occurring on the valuation date on or next following the three-month anniversary of the effective date of the Rider. This deduction will be made in proportion to the value in each subaccount of the contract on the valuation date the Rider charge is assessed. The amount we deduct will increase or decrease as the Guaranteed Amount increases or decreases, because the charge is based on the Guaranteed Amount. Refer to the Lincoln SmartSecurity (Reg. TM) Advantage, Guaranteed Amount section, for a discussion and example of the impact of changes to the Guaranteed Amount.


Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the annual Rider percentage charge will not change upon each automatic step-up of the Guaranteed Amount for the 10-year period.

If you elect to step-up the Guaranteed Amount for another step-up period (including if we administer the step-up election for you or if you make a change from a Joint Life to a Single Life option after a death or divorce), a pro-rata deduction of the Rider charge based on the Guaranteed Amount immediately prior to the step-up will be made on the valuation date of the step-up. This deduction covers the cost of the Rider from the time of the previous deduction to the date of the step-up. After a contractowner's step-up, we will deduct the Rider charge for the stepped-up Guaranteed Amount on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the step-up. At the time of the elected step-up, the Rider percentage charge will change to the current charge in effect at that time (if the current charge has changed), but it will never exceed the guaranteed maximum annual percentage charge of 1.50% of the Guaranteed Amount. If you never elect to step-up your Guaranteed Amount, your Rider percentage charge will never change, although the amount we deduct will change as the Guaranteed Amount changes. The Rider charge will be discontinued upon the earlier of the annuity commencement date, election of i4LIFE (Reg. TM) Advantage or termination of the Rider. The pro-rata amount of the Rider charge will be deducted upon termination of the Rider or surrender of the contract.


4LATER (Reg. TM) Advantage Charge. Prior to the periodic income commencement date (which is defined as the valuation date the initial regular income payment under i4LIFE (Reg. TM) Advantage is determined), the annual 4LATER (Reg. TM) charge is currently 0.65% of the Income Base. The Income Base (an amount equal to the initial purchase payment if purchased at contract issue or contract value at the time of election), as adjusted, is a value that will be used to calculate the 4LATER (Reg. TM) Guaranteed Income Benefit. The Income Base is increased for subsequent purchase payments, automatic 15% enhancements and resets, and decreased for withdrawals. An amount equal to the quarterly 4LATER (Reg. TM) Rider charge multiplied by the Income Base will be deducted from the subaccounts on every third month anniversary of the later of the 4LATER (Reg. TM) Rider Effective Date or the most recent reset of the Income Base. This deduction will be made in proportion to the value in each subaccount on the valuation date the 4LATER (Reg. TM) Rider charge is assessed. The amount we deduct will increase as the Income Base increases, because the charge is based on the Income Base. As described in more detail below, the only time the Income Base will change is when there are additional purchase payments, withdrawals, automatic enhancements at the end of the 3-year waiting periods or in the event of a Reset to the current Account Value. If you purchase 4LATER (Reg. TM) in the future, the percentage charge will be the charge in effect at the time you elect 4LATER (Reg. TM).

Upon a reset of the Income Base, a pro-rata deduction of the 4LATER (Reg. TM) Rider charge based on the Income Base immediately prior to the reset will be made on the valuation date of the reset. This deduction covers the cost of the 4LATER (Reg. TM) Rider from the time of the previous deduction to the date of the reset. After the reset, we will deduct the 4LATER (Reg. TM) Rider charge for the reset Income Base on a quarterly basis, beginning on the valuation date on or next following the three-month anniversary of the reset. At the time of the reset, the annual charge will be the current charge in effect for new purchases of 4LATER (Reg. TM) at the time of reset, not to exceed the guaranteed maximum charge of 1.50% of the Income Base. If you never elect to reset your Income Base, your 4LATER (Reg. TM) Rider percentage charge will never change, although the amount we deduct will change as your Income Base changes.

Prior to the periodic income commencement date, a pro-rata amount of the 4LATER (Reg. TM) Rider charge will be deducted upon termination of the 4LATER (Reg.
TM) Rider for any reason other than death. On the periodic income commencement date, a pro-rata deduction of the 4LATER (Reg. TM)Rider charge will be made to cover the cost of 4LATER (Reg. TM)since the previous deduction.


i4LIFE (Reg. TM) Advantage Charge. i4LIFE (Reg. TM) Advantage is subject to a charge, computed daily based on the Account Value. The initial Account Value is the contract value on the valuation date i4LIFE (Reg. TM) Advantage is effective (or initial purchase payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value equals the total value of all of the contractowner's accumulation units plus the contractowner's value in the fixed account, and will be reduced by regular income payments and Guaranteed Income Benefit payments made as well as any withdrawals taken. The annual rate of the i4LIFE (Reg. TM) Advantage charge is:




                                     Signature 1      Signature 2
                                     -------------    ------------
o   Account Value Death Benefit         1.65%            2.00%
o   Guarantee of Principal Death
    Benefit                             1.70%            2.05%
o   Enhanced Guaranteed Minimum
    Death Benefit (EGMDB)               1.95%            2.30%

This charge consists of a mortality and expense risk and administrative charge (charges for the Guaranteed Income Benefit are not included and are listed below). If i4LIFE (Reg. TM) Advantage is elected at issue of the contract, i4LIFE (Reg. TM) Advantage and the charge will begin on the contract's effective date. Otherwise, i4LIFE (Reg. TM) Advantage and the charge will begin on the periodic income commencement date which is the valuation date on which the regular income payment is determined and the beginning of the Access Period. Refer to the i4LIFE (Reg. TM) Advantage section for explanations of the Access Period, Account Value and Periodic Income Commencement Date. After the Access Period ends, the charge will be the percentage charge for the i4LIFE (Reg. TM) Advantage Account Value death benefit. If you dropped Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4), the charges that you will pay will be different. See the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit Charge. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit (version 4) charge is subject to a current annual charge of 0.65% (0.85% for joint life option) of the Account Value, which is added to the i4LIFE (Reg. TM) Advantage charge for a total current percentage charge of the Account Value, computed daily as follows:

                                     Signature 1             Signature 2             Signature 1            Signature 2
                                     Single Life option      Single Life option      Joint Life option      Joint Life option
                                     --------------------    --------------------    -------------------    ------------------
o   Account Value Death Benefit             2.30%                   2.65%                  2.50%                  2.85%
o   Guarantee of Principal Death
    Benefit                                 2.35%                   2.70%                  2.55%                  2.90%
o   Enhanced Guaranteed Minimum
    Death Benefit (EGMDB)                   2.60%                   2.95%                  2.80%                  3.15%

The Guaranteed Income Benefit percentage charge will not change unless there is an automatic step-up of the Guaranteed Income Benefit (version 4) during which the Guaranteed Income Benefit is stepped-up to 75% of the current regular income payment (described later in the i4LIFE (Reg. TM) Advantage section of this prospectus). At the time of the step-up, the percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 2.00% of Account Value. If we automatically administer the step-up for you and your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred. If we receive notice of your request to reverse the step-up, on a going forward basis we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reimburse the step-up will not be reimbursed. Future step-ups will continue even after you decline a current step-up. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, the Guaranteed Income Benefit annual charge will also terminate, but the i4LIFE (Reg. TM) Advantage charge will continue.

i4LIFE (Reg. TM) Advantage with 4LATER (Reg. TM) Guaranteed Income Benefit Charge for purchasers who previously purchased 4LATER (Reg. TM) Advantage. The 4LATER (Reg. TM) Guaranteed Income Benefit which is purchased with i4LIFE (Reg.
TM) Advantage is subject to a current annual charge of 0.65% of the Account Value which is added to the i4LIFE (Reg. TM) Advantage charge for a total current percentage charge of the Account Value, computed daily as follows:



                                     Signature 1      Signature 2
                                     -------------    ------------
o   Account Value Death Benefit         2.30%            2.65%
o   Guarantee of Principal Death
    Benefit                             2.35%            2.70%
o   Enhanced Guaranteed Minimum
    Death Benefit (EGMDB)               2.60%            2.95%

On and after the periodic income commencement date, the 4LATER (Reg. TM) Guaranteed Income Benefit charge will be added to the i4LIFE (Reg. TM) charge as a daily percentage of Account Value. This is a change to the calculation of the 4LATER (Reg. TM) charge because after the periodic income commencement date, when the 4LATER (Reg. TM) Guaranteed Income Benefit is established, the Income Base is no longer applicable. The percentage 4LATER (Reg. TM) charge is the same immediately before and after the periodic income commencement date; however, the charge is multiplied by the Income Base (on a quarterly basis) prior to the periodic income commencement date and then multiplied by the daily Account Value after the periodic income commencement date.

After the periodic income commencement date, the 4LATER (Reg. TM) Guaranteed Income Benefit percentage charge will not change unless the contractowner elects additional 15 year step-up periods during which the 4LATER (Reg. TM) Guaranteed Income Benefit (described later) is stepped-up to 75% of the current regular income payment. At the time you elect a new 15 year period, the 4LATER (Reg. TM) Guaranteed Income Benefit percentage charge will change to the current charge in effect at that time (if the current charge has changed) up to the guaranteed maximum annual charge of 1.50% of Account Value.

After the periodic income commencement date, if the 4LATER (Reg. TM) Guaranteed Income Benefit is terminated, the 4LATER (Reg. TM) Rider annual charge will also terminate, but the i4LIFE (Reg. TM) Advantage charge will continue.

i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) Charge for purchasers who previously purchased Lincoln Lifetime IncomeSM Advantage
2.0. If you drop Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit (version 4) under i4LIFE (Reg. TM) Advantage you will pay a quarterly charge (imposed during the i4LIFE (Reg. TM) Advantage payout phase) starting with the first three-month anniversary of the effective date of i4LIFE (Reg. TM) Advantage and every three months thereafter. The initial charge is equal to a current annual rate of 1.05% (0.2625% quarterly) for the single life option and 1.25% (0.3125% quarterly) for the joint life option. The charge is a percentage of the greater of the Income Base carried over from Lincoln Lifetime IncomeSM Advantage 2.0 (less the Guaranteed Annual Income amounts paid since the last automatic Step-up) or contract value immediately prior to electing i4LIFE Advantage (Reg. TM). This is the charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit for previous purchasers of Lincoln Lifetime IncomeSM Advantage 2.0. This charge is in addition to the daily mortality and expense risk and administrative charge for your death benefit option set out under Deductions from the VAA. Purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed that in the future the guaranteed maximum initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) will be the guaranteed maximum charge then in effect at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0.

The charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 will not change unless there is an automatic step-up of the Guaranteed Income Benefit to 75% of the current regular income payment (described later in the i4LIFE (Reg.
TM) Advantage section of the prospectus). At such time, the charge will increase by an amount equal to the prior charge rate (or initial charge rate if the first anniversary of the rider's effective date) multiplied by the percentage increase to the Guaranteed Income Benefit and by the percentage increase, if any, to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge. This means that the charge may change annually. The charge may also be reduced if a withdrawal above the Regular Income Payment is taken. Upon each of these types of withdrawals, the rider charge will be reduced in the same proportion that the withdrawal reduced the Account Value.

The following example shows how the initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0 is calculated as well as adjustments due to increases to the Guaranteed Income Benefit and the Lincoln Lifetime IncomeSM Advantage 2.0 charge. The example is a nonqualified contract and assumes the contractowner is 60 years old on the effective date of electing the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) for purchasers of Lincoln Lifetime IncomeSM Advantage 2.0. Pursuant to the provisions of the Guaranteed Income Benefit (version 4) the initial Guaranteed Income Benefit is set at 4% of the Income Base based upon the contractowner's age (see Guaranteed Income Benefit (version 4) for a more detailed description). The example also assumes that the current charge for Lincoln Lifetime IncomeSM Advantage 2.0 is 1.05%. The first example assumes an increase to the initial charge based upon an increase to the Guaranteed Income Benefit due to the automatic step-up:


  1/1/10   Contract value as of the last valuation date under Lincoln Lifetime IncomeSM            $ 100,000
           Advantage 2.0
  1/1/10   Income Base as of the last valuation date under Lincoln Lifetime IncomeSM               $ 125,000
           Advantage 2.0
  1/1/10   Initial Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit     $1,312.50
           (version 4) ($125,000 * 1.05% current charge for Lincoln Lifetime IncomeSM
           Advantage 2.0)
  1/2/10   i4LIFE (Reg. TM) Advantage Account Value                                                $ 100,000
  1/2/10   Amount of initial i4LIFE (Reg. TM) Advantage Regular Income Payment                     $   5,051
  1/2/10   Initial Guaranteed Income Benefit (4% * $125,000 Income Base)                           $   5,000
  1/2/11   Recalculated Regular Income Payment                                                     $   6,900
  1/2/11   New Guaranteed Income Benefit (75% * $6,900 Regular Income Payment)                     $   5,175
  1/2/11   Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version    $1,358.44
           4) ($1,312.50 * ($5,175/$5,000))

If the Lincoln Lifetime IncomeSM Advantage 2.0 charge has also increased, subject to a maximum charge of 2.00%, the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) charge will increase upon a step-up.


Continuing the above example:


  1/2/11   Annual Charge for Lincoln Lifetime IncomeSM Advantage 2.0                               $1,358.44
  1/2/12   Recalculated Regular Income Payment                                                     $   7,400
  1/2/12   New Guaranteed Income Benefit (75% * $7,400 Regular Income Payment)                     $   5,550
           Assume the Lincoln Lifetime IncomeSM Advantage 2.0 charge increases from
           1.05% to 1.15%.
  1/2/12   Annual Charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version    $1,595.63
           4) ($1,358.44 * ($5,550/$5,175) * (1.15%/1.05%))

The new annual charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) is $1,595.63 which is equal to the current annual charge of $1,358.44 multiplied by the percentage increase of the Guaranteed Income Benefit ($5,550/$5,175) times the percentage increase to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge (1.15%/1.05%).

If the Lincoln Lifetime IncomeSM Advantage 2.0 percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date on which the step-up occurred. If we receive this notice, we will decrease the percentage charge, on a going forward basis, to the percentage charge in effect before the step-up occurred. If the Guaranteed Income Benefit increased due to the step-up we would decrease the Guaranteed Income Benefit to the Guaranteed Income Benefit in effect before the step-up occurred. Future step-ups as described in the rider would continue.

After the periodic income commencement date, if the Guaranteed Income Benefit is terminated, i4LIFE (Reg. TM) Advantage will also be terminated and the i4LIFE (Reg. TM) Advantage and Guaranteed Income Benefit Charges will cease.


Deductions for Premium Taxes

Any premium tax or other tax levied by any governmental entity as a result of the existence of the contracts or the VAA will be deducted from the contract value, unless the governmental entity dictates otherwise, when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium tax rates generally depend upon the law of your state of residence. The tax rates range from zero to 3.5%.


Other Charges and Deductions

The surrender, withdrawal or transfer of value from a fixed account guaranteed period may be subject to the interest adjustment if applicable. See Fixed Side of the Contract.

The mortality and expense risk and administrative charge of 1.25% for Signature 1 contracts and 1.40% for Signature 2 contracts of the value in the VAA will be assessed on all variable annuity payouts (except for the i4LIFE (Reg. TM) Advantage, which has a different charge), including options that may be offered that do not have a life contingency and therefore no mortality risk. This charge covers the expense risk and administrative services listed previously in this prospectus. The expense risk is the risk that our costs in providing the services will exceed our revenues from contract charges.

There are additional deductions from and expenses paid out of the assets of the underlying funds that are more fully described in the prospectuses for the funds. Among these deductions and expenses are 12b-1 fees which reimburse us or an affiliate for certain expenses incurred in connection with certain administrative and distribution support services provided to the funds.

Charges for Lincoln SmartIncomeSM Inflation. There is no charge for Lincoln SmartIncomeSM Inflation unless Unscheduled Payments are taken. The following table describes the Unscheduled Payment charge for the Lincoln SmartIncomeSM Inflation on and after the Annuity Commencement Date. See The Contracts - Annuity Payouts for a complete description of Lincoln SmartIncomeSM Inflation.

Lincoln SmartIncomeSM Inflation Unscheduled Payment charge
(as a percentage of the Unscheduled Payment)*



Rider Year     1    2    3    4    5    6    7    8
-------------- ---- ---- ---- ---- ---- ---- ---- ---
  Charge       7%   7%   7%   6%   5%   4%   3%   0%

*A new Rider Year starts on each Rider Date anniversary. The charge is applied only to amounts in excess of the annual 10% Reserve Value free amount. See The Contracts - Annuity Payouts, Annuity Options for a detailed description of Reserve Value.


Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge, the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described in the Lincoln SmartIncomeSM Inflation section of this prospectus.


Additional Information

The charges described previously may be reduced or eliminated for any particular contract. However, these reductions may be available only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges, or when required by law. Lower distribution and administrative expenses may be the result of economies associated with:
 o the use of mass enrollment procedures,
 o the performance of administrative or sales functions by the employer,
 o the use by an employer of automated techniques in submitting deposits or information related to deposits on behalf of its employees, or
 o any other circumstances which reduce distribution or administrative expenses.

The exact amount of charges and fees applicable to a particular contract will be stated in that contract.



The Contracts

Contracts Offered in this Prospectus
This prospectus describes two separate annuity contracts:
 o ChoicePlusSM Signature 1
 o ChoicePlusSM Signature 2

Each contract offers you the ability to choose any of the death benefits, Living Benefit riders, and payout options described in this prospectus. Each contract has its own mortality and expense risk charge and applicable surrender charge. In deciding what contract to purchase, you should consider the amount of mortality and expense risk and surrender charges you are willing to bear relative to your needs. In deciding whether to purchase any of the enhanced death benefits or other optional benefits, you should consider the desirability of the benefit relative to its additional cost and to your needs.

Enhanced death benefits and other optional benefits are described later in this prospectus. You should check with your investment representative regarding availability.

ChoicePlusSM Signature 1

The Signature 1 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.25% to 1.75%, depending on which death benefit you have elected. It has a declining seven-year surrender charge on each purchase payment. All of the death benefits, optional Living Benefit riders, and payout options described in this prospectus, are available for additional charges.

ChoicePlusSM Signature 2

The Signature 2 annuity contract has a total mortality and risk expense and administrative charge ranging from 1.60% to 2.10%, depending on which death benefit you have elected. It has a declining four-year surrender charge on each purchase payment. Contractowners of the Signature 2 annuity contract will receive persistency credits on a quarterly basis after the fourth contract anniversary. See The Contracts - Persistency Credits. All of the death benefits, optional Living Benefit riders and payout options described in this prospectus, are available for additional charges.


Purchase of Contracts

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. The completed application is sent to us and we decide whether to accept or reject it. If the application is accepted, a contract is prepared and executed by our legally authorized officers. The contract is then sent to you through your sales representative. See Distribution of the Contracts.

When a completed application and all other information necessary for processing a purchase order is received in good order at our Home Office, an initial purchase payment will be priced no later than two business days after we receive the order. If you submit your application and/or initial purchase payment to your agent, we will not begin processing your purchase order until we receive the application and initial purchase payment from your agent's broker-dealer. While attempting to finish an incomplete application, we may hold the initial purchase payment for no more than five business days unless we receive your consent to our retaining the payment until the application is completed. If the incomplete application cannot be completed within those five days and we have not received your consent, you will be informed of the reasons, and the purchase payment will be returned immediately. Once the application is complete, we will allocate your initial purchase payment within two business days.


Who Can Invest

To apply for a contract, you must be of legal age in a state where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. At the time of issue, the contractowner, joint owner and annuitant must be under age 86. Certain death benefit options may not be available at all ages. To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. When you open an account, we will ask for your name, address, date of birth, and other information that will allow us to identify you. We may also ask to see your driver's license, photo i.d. or other identifying documents.

In accordance with money laundering laws and federal economic sanction policy, the Company may be required in a given instance to reject a purchase payment and/or freeze a contractowner's account. This means we could refuse to honor requests for transfers, withdrawals, surrenders or death benefits. Once frozen, monies would be moved from the VAA to a segregated interest-bearing account maintained for the contractowner, and held in that account until instructions are received from the appropriate regulator.

Do not purchase this contract if you plan to use it, or any of its riders, for speculation, arbitrage, viatical arrangement, or other similar investment scheme. The contract may not be resold, traded on any stock exchange, or sold on any secondary market.

If you are purchasing the contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the contract (including annuity income benefits) before purchasing the contract, since the tax-favored arrangement itself provides tax-deferred growth.


Replacement of Existing Insurance

Careful consideration should be given prior to surrendering or withdrawing money from an existing insurance contract to purchase the contract described in this prospectus. Surrender charges may be imposed on your existing contract and/or a new surrender charge period may be imposed with the purchase of, or transfer into, this contract. An investment representative or tax adviser should be consulted prior to making an exchange. Cash surrenders from an existing contract may be subject to tax and tax penalties.


Purchase Payments


Purchase payments are payable to us at a frequency and in an amount selected by you in the application. The minimum initial purchase payment is $10,000 The minimum for selling group individuals is $1,500 (applicable to Signature 1 contracts only). The minimum annual amount for additional purchase payments is $300. Please check with your investment representative about making additional purchase payments since the requirements of your state may vary. The minimum payment to the contract at any one time must be at least $100 ($25 if transmitted electronically). If a minimum purchase payment is not submitted, we will contact you to see if additional money will be sent, or if we should return the purchase payment to you. Purchase payments in total may not equal or exceed $2 million without our approval. If you stop making purchase payments, the contract will remain in force as a paid-up contract. However, we may terminate the contract as allowed by your state's non-forfeiture law for individual deferred annuities. Purchase payments may be made or, if stopped, resumed at any time until the annuity commencement date, the surrender of the contract, or the death of the contractowner, whichever comes first. Upon advance written notice, we reserve the right to limit purchase payments made to the contract.


Persistency Credits

Contractowners of the Signature 2 contract will receive a persistency credit on a quarterly basis after the fourth contract anniversary. The amount of the persistency credit is calculated by multiplying the contract value, less any purchase payments that have not been invested in the contract for at least four years, by 0.0875%. This persistency credit will be allocated to the variable subaccounts and the fixed subaccounts in proportion to the contract value in each variable subaccount and fixed subaccount at the time the persistency credit is paid into the contract. There is no additional charge to receive this persistency credit, and in no case will the persistency credit be less than zero. The amount of any persistency credit received will be noted on your quarterly statement. Confirmation statements for each individual transaction will not be issued.


Valuation Date

Accumulation and annuity units will be valued once daily at the close of trading (normally, 4:00 p.m., New York time) on each day the New York Stock Exchange is open (valuation date). On any date other than a valuation date, the accumulation unit value and the annuity unit value will not change.


Allocation of Purchase Payments

Purchase payments allocated to the variable account are placed into the VAA's subaccounts, according to your instructions. You may also allocate purchase payments in the fixed account, if available.

The minimum amount of any purchase payment which can be put into any one subaccount is $20. The minimum amount of any purchase payment which can be put into a fixed account is $2,000, subject to state approval.

If we receive your purchase payment from you or your broker-dealer in good order at our Home Office prior to 4:00 p.m., New York time, we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If we receive your purchase payment in good order at or after 4:00 p.m., New York time, we will use the accumulation unit value computed on the next valuation date. If you submit your purchase payment to your representative, we will generally not begin processing the purchase payment until we receive it from your representative's broker-dealer. If your broker-dealer submits your purchase payment to us through the Depository Trust and Clearing Corporation (DTCC) or, pursuant to terms agreeable to us, uses a proprietary order placement system to submit your purchase payment to us, and your purchase payment was placed with your broker-dealer prior to 4:00 p.m., New York time, then we will use the accumulation unit value computed on that valuation date when processing your purchase payment. If your purchase payment was placed with your broker-dealer at or after 4:00 p.m. New York time, then we will use the accumulation unit value computed on the next valuation date.

The number of accumulation units determined in this way is not impacted by any subsequent change in the value of an accumulation unit. However, the dollar value of an accumulation unit will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.


Valuation of Accumulation Units

Purchase payments allocated to the VAA are converted into accumulation units. This is done by dividing the amount allocated by the value of an accumulation unit for the valuation period during which the purchase payments are allocated to the VAA. The accumulation unit value for each subaccount was or will be established at the inception of the subaccount. It may increase or decrease from valuation period to valuation period. Accumulation unit values are affected by investment performance of the funds, fund expenses, and the contract charges. The accumulation unit value for a subaccount for a later valuation period is determined as follows:

1. The total value of the fund shares held in the subaccount is calculated by multiplying the number of fund shares owned by the subaccount at the beginning of the valuation period by the net asset value per share of the fund at the end of the valuation period, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the valuation period; minus

2. The liabilities of the subaccount at the end of the valuation period; these liabilities include daily charges imposed on the subaccount, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

3. The result is divided by the number of subaccount units outstanding at the beginning of the valuation period.

The daily charges imposed on a subaccount for any valuation period are equal to the daily mortality and expense risk charge and the daily administrative charge multiplied by the number of calendar days in the valuation period. Contracts with different features have different daily charges, and therefore, will have different corresponding accumulation unit values on any given day. In certain circumstances (for example, when separate account assets are less than $1,000), and when permitted by law, it may be prudent for us to use a different standard industry method for this calculation, called the Net Investment Factor method. We will achieve substantially the same result using either method.


Transfers On or Before the Annuity Commencement Date

After the first 30 days from the effective date of your contract, you may transfer all or a portion of your investment from one sub account to another. A transfer involves the surrender of accumulation units in one subaccount and the purchase of accumulation units in the other subaccount. A transfer will be done using the respective accumulation unit values determined at the end of the valuation date on which the transfer request is received.

Transfers (among the variable subaccounts and as permitted between the variable and fixed accounts) are limited to twelve (12) per contract year unless otherwise authorized by us. Currently, there is no charge for a transfer. However, we reserve the right to impose a charge in the future for transfers. This limit does not apply to transfers made under the automatic transfer programs of dollar cost averaging or portfolio rebalancing programs elected on forms available from us. (See Additional Services and the SAI for more information on these programs.)

The minimum amount which may be transferred between subaccounts is $300 (or the entire amount in the subaccount, if less than $300). If the transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total balance of the subaccount.

A transfer request may be made to our Home Office using written, telephone, fax, or electronic instructions, if the appropriate authorization is on file with us. Our address, telephone number, and internet address are on the first page of this prospectus. In order to prevent unauthorized or fraudulent transfers, we may require certain identifying information before we will act upon instructions. We may also assign the contractowner a Personal Identification Number (PIN) to serve as identification. We will not be liable for following instructions we reasonably believe are genuine. Telephone requests will be recorded and written confirmation of all transfer requests will be mailed to the contractowner on the next valuation date.

Please note that the telephone and/or electronic devices may not always be available. Any telephone or electronic device, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to limit these problems, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by writing to our Home Office.

Requests for transfers will be processed on the valuation date that they are received when they are received in good order at our Home Office before the end of the valuation date (normally 4:00 p.m. New York time). If we receive a transfer request in good order at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date.

After the first thirty days from the effective date of your contract, if your contract offers a fixed account, you may also transfer all or any part of the contract value from the subaccount(s) to the fixed side of the contract, except during periods when (if permitted by your contract) we have discontinued accepting transfers into the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the subaccount if less than $2,000. However, if a transfer from a subaccount would leave you with less than $300 in the subaccount, we may transfer the total amount to the fixed side of the contract.

You may also transfer part of the contract value from a fixed account to the various subaccount(s) subject to the following restrictions:
 o the sum of the percentages of fixed value transferred is limited to 25% of the value of that fixed account in any twelve month period; and
 o the minimum amount which can be transferred is $300 or the amount in the fixed account.


Transfers of all or a portion of a fixed account (other than automatic transfer programs and i4LIFE (Reg. TM) Advantage transfers) may be subject to interest adjustments, if applicable. For a description of the interest adjustment, see the Fixed Side of the Contract - Guaranteed Periods and Interest Adjustment.


Transfers may be delayed as permitted by the 1940 Act. See Delay of Payments.


Market Timing

Frequent, large, or short-term transfers among subaccounts and the fixed account, such as those associated with "market timing" transactions, can affect the funds and their investment returns. Such transfers may dilute the value of the fund shares, interfere with the efficient management of the fund's portfolio, and increase brokerage and administrative costs of the funds. As an effort to protect our contractowners and the funds from potentially harmful trading activity, we utilize certain market timing policies and procedures (the "Market Timing Procedures"). Our Market Timing Procedures are designed to detect and prevent such transfer activity among the subaccounts and the fixed account that may affect other contractowners or fund shareholders.

In addition, the funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the funds describe any such policies and procedures, which may be more or less restrictive than the frequent trading policies and procedures of other funds and the Market Timing Procedures we have adopted to discourage frequent transfers among subaccounts. While we reserve the right to enforce these policies and procedures, contractowners and other persons with interests under the contracts should be aware that we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the funds. However, under SEC rules, we are required to: (1) enter into a written agreement with each fund or its principal underwriter that obligates us to provide to the fund promptly upon request certain information about the trading activity of individual contractowners, and (2) execute instructions from the fund to restrict or prohibit further purchases or transfers by specific contractowners who violate the excessive trading policies established by the fund.

You should be aware that the purchase and redemption orders received by the funds generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance contracts. The omnibus nature of these orders may limit the funds' ability to apply their respective disruptive trading policies and procedures. We cannot guarantee that the funds (and thus our contractowners) will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that may invest in the funds. In addition, if a fund believes that an omnibus order we submit may reflect one or more transfer requests from policy owners engaged in disruptive trading activity, the fund may reject the entire omnibus order.

Our Market Timing Procedures detect potential "market timers" by examining the number of transfers made by contractowners within given periods of time. In addition, managers of the funds might contact us if they believe or suspect that there is market timing. If requested by a fund company, we may vary our Market Timing Procedures from subaccount to subaccount to comply with specific fund policies and procedures.

We may increase our monitoring of contractowners who we have previously identified as market timers. When applying the parameters used to detect market timers, we will consider multiple contracts owned by the same contractowner if that contractowner has been identified as a market timer. For each contractowner, we will investigate the transfer patterns that meet the parameters being used to detect potential market timers. We will also investigate any patterns of trading behavior identified by the funds that may not have been captured by our Market Timing Procedures.

Once a contractowner has been identified as a "market timer" under our Market Timing Procedures, we will notify the contractowner in writing that future transfers (among the subaccounts and/or the fixed account) will be temporarily permitted to be made only by original signature sent to us by U.S. mail, first-class delivery for the remainder of the contract year (or calendar year if the contract is an individual contract that was sold in connection with an employer sponsored plan). Overnight delivery or electronic instructions (which may include telephone, facsimile, or Internet instructions) submitted during this period will not be accepted. If overnight delivery or electronic instructions are inadvertently accepted from a contractowner that has been identified as a market timer, upon discovery, we will reverse the transaction within 1 or 2 business days. We will impose this "original signature" restriction on that contractowner even if we cannot identify, in the particular circumstances, any harmful effect from that contractowner's particular transfers.

Contractowners seeking to engage in frequent, large, or short-term transfer activity may deploy a variety of strategies to avoid detection. Our ability to detect such transfer activity may be limited by operational systems and technological limitations. The identification of contractowners determined to be engaged in such transfer activity that may adversely affect other contractowners or fund shareholders involves judgments that are inherently subjective. We cannot guarantee that our Market Timing Procedures will detect every potential market timer. If we are unable to detect market timers, you may experience dilution in the value of your fund shares and increased brokerage and administrative costs in the funds. This may result in lower long-term returns for your investments.

Our Market Timing Procedures are applied consistently to all contractowners. An exception for any contractowner will be made only in the event we are required to do so by a court of law. In addition, certain funds available as investment options in your contract may also be available as investment options for owners of other, older life insurance policies issued by us. Some of these older life insurance policies do not provide a contractual basis for us to restrict or refuse transfers which are suspected to be market timing activity. In addition, because other insurance companies and/or retirement plans may invest in the funds, we cannot guarantee that the funds will not suffer harm from frequent, large, or short-term transfer activity among subaccounts and the fixed accounts of variable contracts issued by other insurance companies or among investment options available to retirement plan participants.

In our sole discretion, we may revise our Market Timing Procedures at any time without prior notice as necessary to better detect and deter frequent, large, or short-term transfer activity to comply with state or federal regulatory requirements, and/or to impose additional or alternate restrictions on market timers (such as dollar or percentage limits on transfers). If we modify our Market Timing Procedures, they will be applied uniformly to all contractowners or as applicable to all contractowners investing in underlying funds.

Some of the funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the fund's investment adviser, the fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by applicable law, we reserve the right to defer or reject a transfer request at any time that we are unable to purchase or redeem shares of any of the funds available through the VAA, including any refusal or restriction on purchases or redemptions of the fund shares as a result of the funds' own policies and procedures on market timing activities. If a fund refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 or 2 business days. We will notify you in writing if we have reversed, restricted or refused any of your transfer requests. Some funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds. You should read the prospectuses of the funds for more details on their redemption fees and their ability to refuse or restrict purchases or redemptions of their shares.


Transfers After the Annuity Commencement Date

You may transfer all or a portion of your investment in one subaccount to another subaccount or to the fixed side of the contract, as permitted under your contract. Those transfers will be limited to three times per contract year. You may also transfer from a variable annuity payment to a fixed annuity payment. You may not transfer from a fixed annuity payment to a variable annuity payment.

If you select i4LIFE (Reg. TM) Advantage your transfer rights and restrictions for the variable subaccounts and the fixed account during the Access Period are the same as stated in the section of this prospectus called Transfers On or Before the Annuity Commencement Date. During the i4LIFE (Reg. TM) Advantage Lifetime Income Period, you are subject to the rights set forth in the prior paragraph.


Ownership

The owner on the date of issue will be the person or entity designated in the contract specifications. If no owner is designated, the annuitant(s) will be the owner. The owner may name a joint owner.

As contractowner, you have all rights under the contract. According to Indiana law, the assets of the VAA are held for the exclusive benefit of all contractowners and their designated beneficiaries; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. We reserve the right to approve all ownership and annuitant changes. Nonqualified contracts may not be sold, discounted, or pledged as collateral for a loan or for any other purpose. Qualified contracts are not transferable unless allowed under applicable law. Non-qualified contracts may not be collaterally assigned. An assignment affects the death benefit and living benefits calculated under the contract. We assume no responsibility for the validity or effect of any assignment. Consult your tax adviser about the tax consequences of an assignment.


Joint Ownership

If a contract has joint owners, the joint owners shall be treated as having equal undivided interests in the contract. Either owner, independently of the other, may exercise any ownership rights in this contract. Not more than two owners (an owner and joint owner) may be named and contingent owners are not permitted.


Annuitant

The following rules apply prior to the annuity commencement date. You may name only one annuitant [unless you are a tax-exempt entity, then you can name two joint annuitants]. You (if the contractowner is a natural person) have the right to change the annuitant at any time by notifying us of the change, however we reserve the right to approve all annuitant changes. The new annuitant must be under age 86 as of the effective date of the change. This change may cause a reduction in the death benefits or living benefits. See The Contracts - Death Benefit. A contingent annuitant may be named or changed by notifying us in writing. Contingent annuitants are not allowed on contracts owned by non-natural owners. On or after the annuity commencement date, the annuitant or joint annuitants may not be changed and contingent annuitant designations are no longer applicable.


Surrenders and Withdrawals

Before the annuity commencement date, we will allow the surrender of the contract or a withdrawal of the contract value upon your written request on an approved Lincoln distribution request form (available from the Home Office), subject to the rules discussed below. Surrender or withdrawal rights after the annuity commencement date depend on the annuity payout option selected.

The amount available upon surrender/withdrawal is the contract value less any applicable charges, fees, and taxes at the end of the valuation period during which the written request for surrender/withdrawal is received in good order at the Home Office. If we receive a surrender or withdrawal request in good order at or after 4:00 p.m., New York time, we will process the request using the accumulation unit value computed on the next valuation date. The minimum amount which can be withdrawn is $300. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all subaccounts within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total contract value. Surrenders and withdrawals from the fixed account may be subject to the interest adjustment. See Fixed Side of the Contract. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Home Office. The payment may be postponed as permitted by the 1940 Act.

If you request a lump sum surrender and your surrender value is over $10,000, your money will be placed into a SecureLine (Reg. TM) account in your name. SecureLine (Reg. TM) is a service we offer to help you manage your surrender proceeds. With SecureLine (Reg. TM), an interest bearing draft account is established from the proceeds payable on a policy or contract administered by us. You are the owner of the account, and are the only one authorized to transfer proceeds from the account. Instead of mailing you a check, we will send a checkbook so that you will have access to the account by writing a check. You may choose to leave the proceeds in this account, or you may begin writing checks right away. If you decide you want the entire proceeds immediately, you may write one check for the entire account balance. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account. You may request that surrender proceeds be paid directly to you instead of applied to a SecureLine (Reg. TM) account.

Interest credited in the SecureLine (Reg. TM) account is taxable as ordinary income in the year such interest is credited, and is not tax deferred. We recommend that you consult your tax advisor to determine the tax consequences associated with the payment of interest on amounts in the SecureLine (Reg. TM) account. The balance in your SecureLine (Reg. TM) account starts earning interest the day your account is opened and will continue to earn interest until all funds are withdrawn. Interest is compounded daily and credited to your account on the last day of each month. The interest rate will be updated monthly and we may increase or decrease the rate at our discretion. The interest rate credited to your SecureLine (Reg. TM) account may be more or less than the rate earned on funds held in our general account. There are no monthly fees. You may be charged a fee if you stop a payment or if you present a check for payment without sufficient funds.

There are charges associated with surrender of a contract or withdrawal of contract value. You may specify whether these charges are deducted from the amount you request to be withdrawn or from the remaining contract value. If the charges are deducted from the remaining contract value, the amount of the total withdrawal will increase according to the impact of the applicable surrender charge percentage; consequently, the dollar amount of the surrender charge associated with the withdrawal will also increase. In other words, the dollar amount deducted to cover the surrender charge is also subject to a surrender charge.

Special restrictions on surrenders/withdrawals apply if your contract is purchased as part of a retirement plan of a public school system or 501(c)(3) organization under Section 403(b) of the tax code. Beginning January 1, 1989, in order for a contract to retain its tax-qualified status, Section 403(b) prohibits a withdrawal from a 403(b) contract of post 1988 contributions (and earnings on those contributions) pursuant to a salary reduction agreement. However, this restriction does not apply if the annuitant (a) attains age 591/2, (b) separates from service, (c) dies, (d) becomes totally and permanently disabled and/or (e) experiences financial hardship (in which event the income attributable to those contributions may not be withdrawn).

Pre-1989 contributions and earnings through December 31, 1988, are not subject to the previously stated restriction. Funds transferred to the contract from a 403(b)(7) custodial account will also be subject to restrictions. Participants in the Texas Optional Retirement Program should refer to the Restrictions under the Texas Optional Retirement Program, later in this prospectus.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal Tax Matters - Taxation of Withdrawals and Surrenders.


Additional Services

These are the additional services available to you under your contract: dollar-cost averaging (DCA), automatic withdrawal service (AWS) and portfolio rebalancing. Currently, there is no charge for these services. However, we reserve the right to impose one after appropriate notice to contractowners. In order to take advantage of one of these services, you will need to complete the appropriate election form that is available from our Home Office. For further detailed information on these services, please see Additional Services in the SAI.

Dollar-cost averaging allows you to transfer amounts from the DCA fixed account, if available, or certain variable subaccounts into the variable subaccounts on a monthly basis or in accordance with other terms we make available. We reserve the right to discontinue or modify this program at any time. DCA does not assure a profit or protect against loss.

The automatic withdrawal service (AWS) provides for an automatic periodic withdrawal of your contract value. Withdrawals under AWS are subject to applicable surrender charges and interest adjustments. See Charges and Other Deductions - Surrender Charge and Fixed Side of the Contract - Interest Adjustment.

Portfolio rebalancing is an option that restores to a pre-determined level the percentage of contract value allocated to each variable account subaccount. The rebalancing may take place monthly, quarterly, semi-annually or annually.

Only one of the two additional services (DCA and portfolio rebalancing) may be used at one time. For example, you cannot have DCA and portfolio rebalancing running simultaneously.


Death Benefit

The chart below provides a brief overview of how the death benefit proceeds will be distributed if death occurs prior to i4LIFE (Reg. TM) Advantage elections or prior to the annuity commencement date. Refer to your contract for the specific provisions applicable upon death.

 UPON DEATH OF:    AND...
contractowner     There is a surviving joint owner
 contractowner     There is no surviving joint owner
contractowner     There is no surviving joint owner
                  and the beneficiary predeceases the
                  contractowner
 annuitant         The contractowner is living
annuitant         The contractowner is living
 annuitant**       The contractowner is a trust or other
                  non-natural person



 UPON DEATH OF:    AND...                                 DEATH BENEFIT PROCEEDS PASS TO:
contractowner     The annuitant is living or deceased    joint owner
 contractowner     The annuitant is living or deceased    designated beneficiary
contractowner     The annuitant is living or deceased    contractowner's estate
 annuitant         There is no contingent annuitant       The youngest contractowner
                                                         becomes the contingent annuitant
                                                         and the contract continues. The
                                                         contractowner may waive* this
                                                         continuation and receive the death
                                                         benefit proceeds.
annuitant         The contingent annuitant is living     contingent annuitant becomes the
                                                         annuitant and the contract continues
 annuitant**       No contingent annuitant allowed        designated beneficiary
                  with non-natural contractowner


* Notification from the contractowner to select the death benefit proceeds must be received within 75 days of the death of the annuitant.

** Death of annuitant is treated like death of the contractowner.


If the contractowner (or a joint owner) or annuitant dies prior to the annuity commencement date, a death benefit may be payable. You can choose the death benefit. Only one death benefit may be in effect at any one time and this death benefit terminates if you elect i4LIFE (Reg. TM) Advantage or elect any other annuitization option. Generally, the more expensive the death benefit the greater the protection.

You should consider the following provisions carefully when designating the beneficiary, annuitant, any contingent annuitant and any joint owner, as well as before changing any of these parties. The identity of these parties under the contract may significantly affect the amount and timing of the death benefit or other amount paid upon a contractowner's or annuitant's death.

You may designate a beneficiary during your lifetime and change the beneficiary by filing a written request with our Home Office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of beneficiary.

Upon the death of the contractowner, a death benefit will be paid to the beneficiary. Upon the death of a joint owner, the death benefit will be paid to the surviving joint owner. If the contractowner is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the contractowner.

If an annuitant who is not the contractowner or joint owner dies, then the contingent annuitant, if named, becomes the annuitant and no death benefit is payable on the death of the annuitant. If no contingent annuitant is named, the contractowner (or younger of joint owners) becomes the annuitant. Alternatively, a death benefit may be paid to the contractowner (and joint owner, if applicable, in equal shares). Notification of the election of this death benefit must be received by us within 75 days of the death of the annuitant. The contract terminates when any death benefit is paid due to the death of the annuitant.

Only the contract value as of the valuation date we approve the payment of the death claim is available as a death benefit if a contractowner, joint owner or annuitant was added or changed subsequent to the effective date of this contract unless the change occurred because of the death of a prior contractowner, joint owner or annuitant. If your contract value equals zero, no death benefit will be paid.

Account Value Death Benefit. If you elect the Account Value Death Benefit contract option, we will pay a death benefit equal to the contract value on the valuation date the death benefit is approved by us for payment. No additional death benefit is provided. Once you have selected this death benefit option, it cannot be changed. (Your contract may refer to this benefit as the Contract Value Death Benefit.)

Guarantee of Principal Death Benefit. If you do not select a death benefit, the Guarantee of Principal Death Benefit will apply to your contract. If the Guarantee of Principal Death Benefit is in effect, the death benefit will be equal to the greater of:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0).

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable.

All references to withdrawals include deductions for applicable charges and premium taxes, if any.

The Guarantee of Principal Death Benefit may be discontinued by completing the Death Benefit Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the valuation date we receive the request and the Account Value Death Benefit will apply. We will deduct the charge for the Account Value Death Benefit as of that date. See Charges and Other Deductions.

Enhanced Guaranteed Minimum Death Benefit (EGMDB)

If the EGMDB is in effect, the death benefit paid will be the greatest of:
 o the current contract value as of the valuation date we approve the payment of the claim; or
 o the sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0); or
 o the highest contract value which the contract attains on any contract anniversary (including the inception date) (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the death of the contractowner, joint owner or annuitant for whom the death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for applicable charges and premium taxes, if any.

You may discontinue the EGMDB at any time by completing the Death Benefit Discontinuance form and sending it to our Home Office. The benefit will be discontinued as of the valuation date we receive the request, and the Guarantee of Principal Death Benefit or the Account Value Death Benefit will apply. We will deduct the applicable charge for the new death benefit as of that date. See Charges and Other Deductions.

The EGMDB is only available under nonqualified, IRA or Roth IRA contracts if the contractowner, joint owner and annuitant are under age 80 at the time of issuance.

Estate Enhancement Benefit Rider (EEB Rider). The amount of death benefit payable under this Rider is the greatest of the following amounts:
 o The current contract value as of the valuation date we approve the payment of the claim; or
 o The sum of all purchase payments decreased by withdrawals in the same proportion that withdrawals reduced the contract value (withdrawals less than or equal to the Guaranteed Annual Income amount under the Lincoln Lifetime IncomeSM Advantage 2.0 rider may reduce the sum of all purchase payments amount on a dollar for dollar basis. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0); or
 o The highest contract value on any contract anniversary (including the inception date) prior to the 81st birthday of the deceased contractowner, joint owner (if applicable), or annuitant and prior to the death of the contractowner, joint owner or annuitant for whom a death claim is approved for payment. The highest contract value is increased by purchase payments and is decreased by withdrawals subsequent to that anniversary date in the same proportion that withdrawals reduced the contract value; or
 o The current contract value as of the valuation date we approve the payment of the claim plus an amount equal to the Enhancement Rate times the lesser of:
  o the contract earnings; or
  o the covered earnings limit.

Note: If there are no contract earnings, there will not be an amount provided under this item.

In a declining market, withdrawals deducted in the same proportion that withdrawals reduce the contract value may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal (surrender charges for example) and premium taxes, if any.

The Enhancement Rate is based on the age of the oldest contractowner, joint owner (if applicable), or annuitant on the date when the Rider becomes effective. If the oldest is under age 70, the rate is 40%. If the oldest is age 70 to 75, the rate is 25%. The EEB Rider is not available if the oldest contractowner, joint owner (if applicable), or annuitant is age 76 or older at the time the Rider would become effective.

Contract earnings equal:
 o the contract value as of the date of death of the individual for whom a death claim is approved by us for payment; minus

 o the contract value as of the effective date of this Rider (determined before the allocation of any purchase payments on that date); minus
 o each purchase payment that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment; plus
 o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

(i) is the contract value immediately prior to the withdrawal; and

(ii) is the amount of purchase payments made into the contract prior to the withdrawal.

The covered earnings limit equals 200% of:
 o the contract value as of the effective date of this Rider (determined before the allocation of any purchase payments on that date); plus
 o each purchase payment that is made to the contract on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, and prior to the contract anniversary immediately preceding the 76th birthday of the oldest of the contractowner, joint owner (if applicable) or annuitant; minus
 o any contractual basis that has previously been withdrawn, which is the amount by which each withdrawal made on or after the effective date of the Rider, and prior to the date of death of the individual for whom a death claim is approved for payment, exceeded the contract earnings immediately prior to the withdrawal.

The previously withdrawn contractual basis associated with each withdrawal made on or after the effective date of the rider is an amount equal to the greater of $0 and (A), where

(A) is the amount of the withdrawal minus the greater of $0 and (B); where

(B) is the result of [(i) - (ii)]; where

(i) is the contract value immediately prior to the withdrawal; and

(ii) is the amount of purchase payments made into the contract prior to the withdrawal.

The EEB Rider may not be available in all states. Please check with your investment representative regarding availability of this rider. Contracts purchased after the Rider becomes available in your state may only elect the Rider at the time of purchase.

The EEB Rider may not be terminated unless you surrender the contract or the contract is in the annuity payout period.


General Death Benefit Information

Only one of these death benefits may be in effect at any one time and these benefits terminate if you elect i4LIFE (Reg. TM) Advantage (which provides a death benefit) or you elect an annuitization option.

If there are joint owners, upon the death of the first contractowner, we will pay a death benefit to the surviving joint owner. The surviving joint owner will be treated as the primary, designated beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary. If the surviving joint owner is the spouse of the deceased joint owner, he/she may continue the contract as sole contractowner. Upon the death of the spouse who continues the contract, we will pay a death benefit to the designated beneficiary(s).

If the beneficiary is the spouse of the contractowner, then the spouse may elect to continue the contract as the new contractowner. Pursuant to the Federal Defense of Marriage Act, same-sex marriages are not recognized for purposes of federal law. Therefore, the favorable tax treatment provided by federal tax law to an opposite-sex spouse is not available to a same-sex spouse. Same-sex spouses should consult a tax advisor prior to purchasing annuity products that provide benefits based upon status as a spouse, and prior to exercising any spousal rights under an annuity. Should the surviving spouse elect to continue the contract, a portion of the death benefit may be credited to the contract. Any portion of the death benefit that would have been payable (if the contract had not been continued) that exceeds the current contract value on the date the surviving spouse elects to continue will be added to the contract value. If the contract is continued in this way the death benefit in effect at the time the beneficiary elected to continue the contract will remain as the death benefit.

If the EEB Rider is in effect, the Enhancement Rate for future benefits will be based on the age of the older of the surviving spouse or the annuitant at the time the EEB is paid into the contract. The contract earnings and the covered earnings limit will be reset, treating the current contract value (after crediting any death benefit amount into the contract as described above) as the initial deposit for purposes of future benefit calculations. If either the surviving spouse or the surviving annuitant is 76 or older, the EEB death benefit will be reduced to the EGMDB for a total annual charge of 1.90% or 1.55% depending on which contract you purchase.

The value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of a claim submitted in good order. To be in good order, we require all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Unless otherwise provided in the beneficiary designation, one of the following procedures will take place on the death of a beneficiary:
 o If any beneficiary dies before the contractowner, that beneficiary's interest will go to any other beneficiaries named, according to their respective interests; and/or
 o If no beneficiary survives the contractowner, the proceeds will be paid to the contractowner's estate.

If the beneficiary is a minor, court documents appointing the guardian/custodian may be required.

Unless the contractowner has already selected a settlement option, the beneficiary may choose the method of payment of the death benefit. The death benefit payable to the beneficiary or joint owner must be distributed within five years of the contractowner's date of death unless the beneficiary begins receiving within one year of the contractowner's death the distribution in the form of a life annuity or an annuity for a designated period not extending beyond the beneficiary's life expectancy.

Upon the death of the annuitant, Federal tax law requires that an annuity election be made no later than 60 days after we have approved the death claim for payment.

If the death benefit becomes payable, the recipient may elect to receive payment either in the form of a lump sum settlement or an annuity payout. If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.

In the case of a death of one of the parties to the annuity contract, if the recipient of the death benefit has elected a lump sum settlement and the death benefit is over $10,000, the proceeds will be placed into a SecureLine (Reg.
TM) account in the recipient's name as the owner of the account. SecureLine (Reg. TM) is a service we offer to help the recipient manage the death benefit proceeds. With SecureLine (Reg. TM), an interest bearing account is established from the proceeds payable on a policy or contract administered by us. The recipient is the owner of the account, and is the only one authorized to transfer proceeds from the account. Instead of mailing the recipient a check, we will send a checkbook so that the recipient will have access to the account by writing a check. The recipient may choose to leave the proceeds in this account, or may begin writing checks right away. If the recipient decides he or she wants the entire proceeds immediately, the recipient may write one check for the entire account balance. The recipient can write as many checks as he or she wishes. We may at our discretion set minimum withdrawal amounts per check. The total of all checks written cannot exceed the account balance. The SecureLine (Reg. TM) account is part of our general account. It is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the SecureLine (Reg. TM) account. The recipient may request that surrender proceeds be paid directly to him or her instead of applied to a SecureLine (Reg. TM) account.

Interest credited in the SecureLine (Reg. TM) account is taxable as ordinary income in the year such interest is credited, and is not tax deferred. We recommend that the recipient consult a tax advisor to determine the tax consequences associated with the payment of interest on amounts in the SecureLine (Reg. TM) account. The balance in the recipient's SecureLine (Reg.
TM) account starts earning interest the day the account is opened and will continue to earn interest until all funds are withdrawn. Interest is compounded daily and credited to the recipient's account on the last day of each month. The interest rate will be updated monthly and we may increase or decrease the rate at our discretion. The interest rate credited to the recipient's SecureLine (Reg. TM) account may be more or less than the rate earned on funds held in our general account.

There are no monthly fees. The recipient may be charged a fee for a stop payment or if a check is returned for insufficient funds.


Investment Requirements

If you purchase a Living Benefit rider (Lincoln Lifetime IncomeSM Advantage 2.0, 4LATER (Reg. TM) Advantage, Lincoln SmartSecurity (Reg. TM) Advantage, or the Guaranteed Income Benefit under i4LIFE (Reg. TM) Advantage), you will be subject to Investment Requirements, which means you will be limited in how much you can invest in certain subaccounts of your contract. You must comply with the Investment Requirements during the period of time you own the rider (the minimum time period for ownership, if any, is specified in the termination section of each rider.) After that period, if you no longer comply with the Investment Requirements, the rider will be terminated. Currently, if you purchase i4LIFE (Reg. TM) without the Guaranteed Income Benefit, you will not be subject to any Investment Requirements, although we reserve the right to impose Investment Requirements for this rider in the future.

We have divided the subaccounts of your contract into groups and have specified the minimum or maximum percentages of contract value that must be in each group at the time you purchase the rider (or when the rider Investment Requirements are enforced, if later). Some subaccounts are not available to you if you purchase certain riders. The Investment Requirements may not be consistent with an aggressive investment strategy. You should consult with your registered representative to determine if the Investment Requirements are consistent with your investment objectives.

You can select the percentages of contract value (includes Account Value if i4LIFE (Reg. TM) Advantage is in effect) to allocate to individual subaccounts within each group, but the total investment for all subaccounts within the group must comply with the specified minimum or maximum percentages for that group.

In accordance with these Investment Requirements, you agree to be automatically enrolled in the portfolio rebalancing option under your contract and thereby authorize us to automatically rebalance your contract value on a periodic basis. On each quarterly anniversary of the effective date of the Rider, we will rebalance your contract value, on a pro-rata basis, based on your allocation instructions in effect at the time of the rebalancing. Any reallocation of contract value among the subaccounts made by you prior to a rebalancing date will become your allocation instructions for rebalancing purposes. Confirmation of the rebalancing will appear on your quarterly statement and you will not receive an individual confirmation after each reallocation. If we rebalance contract value from the subaccounts and your allocation instructions do not contain any subaccounts that meet the Investment Requirements then that portion of the rebalanced contract value that does not meet the Investment Requirements will be allocated to the Delaware VIP Limited-Term Diversified Income Series as the default investment option or any other subaccount that we may designate for that purpose. These investments will become your allocation instructions until you tell us otherwise.

We may change the list of subaccounts in a group, change the number of groups, change the minimum or maximum percentages of contract value allowed in a group, change the investment options that are or are not available to you, or change the rebalancing frequency at any time in our sole discretion. You will be notified at least 30 days prior to the date of any change. We may make such modifications at any time when we believe the modifications are necessary to protect our ability to provide the guarantees under these Riders. Our decision to make modifications will be based on several factors including the general market conditions and the style and investment objectives of the subaccount investments.

At the time you receive notice of a change to the Investment Requirements, you may:

1. drop the applicable rider immediately, without waiting for a termination event if you do not wish to be subject to these Investment Requirements; or

2. submit your own reallocation instructions for the contract value, before the effective date specified in the notice, so that the Investment Requirements are satisfied; or

3. take no action and be subject to the quarterly rebalancing as described above. If this results is a change to your allocation instructions, then these will be your new allocation instructions until you tell us otherwise.


At this time, the subaccount groups are as follows:



Group 1                                              Group 2
Investments must be at least 30% of contract value   Investments cannot exceed 70% of contract value or Account Value
                                                     -----------------------------------------------------------------
or Account Value
----------------------------------------------------
1. LVIP Delaware Bond Fund                           All other funds except as described below.
2. Delaware VIP Limited-Term Diversified Income
Series
3. Delaware VIP Diversified Income Series
4. LVIP SSgA Bond Index Fund
5. LVIP Global Income Fund
6. LVIP Total Bond Fund
7. LVIP Delaware Diversified Floating Rate Fund
8. LVIP BlackRock Inflation Protected Bond Fund



Group 3
Investments cannot exceed 10% of contract value or
Account Value
---------------------------------------------------

1. Delaware VIP Emerging Markets Series
2. LVIP SSgA Emerging Markets 100 Fund
3. Delaware VIP REIT Series
4. LVIP Cohen & Steers Global Real Estate Fund
5. MFS VIT Utilities Series
6. AllianceBernstein VPS Global Thematic Growth
Portfolio
7. DWS Alternative Asset Allocation Plus VIP Portfolio

To satisfy these Investment Requirements, you may allocate 100% of your contract value among the funds on the following list. If you allocate less than 100% of contract value to or among these funds, then these funds will be considered as part of Group 1 or 2 above, as applicable, and you will be subject to the Group 1 or 2 restrictions. The PIMCO VIT CommodityRealReturn (Reg. TM) Strategy Portfolio and the fixed accounts are not available with these riders. The fixed account is only available for dollar cost averaging.

BlackRock Global Allocation VI Fund
Delaware VIP Diversified Income Series
Delaware VIP Limited-Term Diversified Income Series
LVIP BlackRock Inflation Protected Bond Fund
LVIP Delaware Bond Fund
LVIP Delaware Diversified Floating Rate Fund
LVIP Global Income Fund
LVIP SSgA Bond Index Fund
LVIP SSgA Global Tactical Allocation Fund
LVIP SSgA Conservative Index Allocation Fund LVIP SSgA Conservative Structured Allocation Fund
LVIP SSgA Moderate Index Allocation Fund
LVIP SSgA Moderate Structured Allocation Fund
LVIP SSgA Moderately Aggressive Index Allocation Fund
LVIP SSgA Moderately Aggressive Structured Allocation Fund
LVIP Total Bond Fund
LVIP Conservative Profile Fund
LVIP Moderate Profile Fund
LVIP Moderately Aggressive Profile Fund

Living Benefit Riders

The optional Living Benefit riders offered under this variable annuity contract
- Lincoln Lifetime IncomeSM Advantage 2.0 Lincoln SmartSecurity (Reg. TM) Advantage, i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit (version 4) and 4LATER (Reg. TM) Advantage - are described in the following sections. The riders offer either a minimum withdrawal benefit (Lincoln Lifetime IncomeSM Advantage 2.0 and Lincoln SmartSecurity (Reg. TM) Advantage) or a minimum annuity payout (i4LIFE (Reg. TM) Advantage and 4LATER (Reg. TM) Advantage). You may not elect more than one Living Benefit rider at a time. Upon election of a Living Benefit rider, you will be subject to Investment Requirements (unless you elect i4LIFE (Reg. TM) Advantage without the Guaranteed Income Benefit (version 4)). The overview chart provided with this prospectus provides a brief description and comparison of each Living Benefit rider. Excess withdrawals under certain Living Benefit riders may result in a reduction or premature termination of those benefits or of those riders. If you are not certain how an excess withdrawal will reduce your future guaranteed amounts, you should contact either your registered representative or us prior to requesting a withdrawal to find out what, if any, impact the excess withdrawal will have on any guarantees under the Living Benefit rider. Terms and conditions may change after the contract is purchased.


Lincoln Lifetime IncomeSM Advantage 2.0

The Lincoln Lifetime IncomeSM Advantage 2.0 is a living benefit rider available for purchase in your contract that provides:
 o Guaranteed lifetime periodic withdrawals up to the Guaranteed Annual Income amount which is based upon a guaranteed Income Base (a value equal to either your initial purchase payment or contract value, if elected after the contract's effective date);
 o A 5% Enhancement to the Income Base if greater than an Automatic Annual Step-up so long as no withdrawals are made in that year and the rider is within a ten-year Enhancement period;
 o Automatic Annual Step-ups of the Income Base to the contract value if the contract value is equal to or greater than the Income Base after the 5% Enhancement;
 o Age-based increases to the Guaranteed Annual Income amount (after reaching a higher age-band and after an Automatic Annual Step-up).


Please note any withdrawals made prior to age 55 or that exceed the Guaranteed Annual Income amount or that are not payable to the original contractowner or original contractowner's bank account (or to the original annuitant or the original annuitant's bank account, if the owner is a non-natural person) (Excess Withdrawals) may significantly reduce your Income Base as well as your Guaranteed Annual Income amount by an amount greater than the dollar amount of the Excess Withdrawal and will terminate the rider if the Income Base is reduced to zero.


In order to purchase Lincoln Lifetime IncomeSM Advantage 2.0 the purchase payment or contract value (if purchased after the contract is issued) must be at least $25,000. This rider provides guaranteed, periodic withdrawals for your life as contractowner/annuitant

(single life option) or for the lives of you as contractowner/annuitant and your spouse as joint owner (joint life option) regardless of the investment performance of the contract, provided that certain conditions are met. An Income Base is used to calculate the Guaranteed Annual Income payment from your contract, but is not available as a separate benefit upon death or surrender. The Income Base is equal to the initial purchase payment (or contract value if elected after contract issue), increased by subsequent purchase payments, Automatic Annual Step-ups and 5% Enhancements, and decreased by Excess Withdrawals in accordance with the provisions set forth below. After the first anniversary of the rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. No additional purchase payments are allowed if the contract value decreases to zero for any reason. No additional purchase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described later in this prospectus).

This rider provides for guaranteed, periodic withdrawals up to the Guaranteed Annual Income amount commencing after you or the younger spouse (joint life option) reach age 55. The Guaranteed Annual Income payments are based upon specified percentages of the Income Base. The specified withdrawal percentages of the Income Base are age based and may increase over time. With the single life option, you may receive Guaranteed Annual Income payments for your lifetime. If you purchase the joint life option, Guaranteed Annual Income amounts for the lifetimes of you and your spouse will be available.


Withdrawals in excess of the Guaranteed Annual Income amount or that are made prior to age 55 or that are not payable to the contractowner or original contractowner's bank account (or to the original annuitant or the original annuitant's bank account, if the owner is a non-natural person) (Excess Withdrawals) may significantly reduce your Income Base and your Guaranteed Annual Income payments by an amount greater than the dollar amount of the Excess Withdrawal and may terminate the rider and the contract if the Income Base is reduced to zero. Withdrawals will also negatively impact the availability of the 5% Enhancement. Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. These options are discussed below in detail.


Lincoln offers other optional riders available for purchase with its variable annuity contracts. These riders provide different methods to take income from your contract value and may provide certain guarantees. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. Information about the relationship between Lincoln Lifetime IncomeSM Advantage 2.0 and these other riders is included later in this discussion. Not all riders will be available at all times. You may consider purchasing the Lincoln Lifetime IncomeSM Advantage 2.0 if you want a guaranteed lifetime income payment that may grow as you get older and may increase through the Automatic Annual Step-up or 5% Enhancement. The cost of the Lincoln Lifetime IncomeSM Advantage 2.0 may be higher than other Living Benefit riders that you may purchase in your contract. The age at which you may start receiving the Guaranteed Annual Income amount may be different than the ages that you may receive guaranteed payments under other riders.

Availability. The Lincoln Lifetime IncomeSM Advantage 2.0 is available for purchase with new and existing nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. The contractowner/annuitant as well as the spouse under the joint life option must be under age 86 at the time this rider is elected. You cannot elect the rider and any other living benefit rider offered in your contract at the same time (Lincoln SmartSecurity (Reg. TM) Advantage or 4LATER (Reg. TM) Advantage). You may not elect the rider if you have also elected i4LIFE (Reg. TM) Advantage or Lincoln SmartIncomeSM Advantage, both annuity payout options. You must wait at least 12 months after terminating 4LATER (Reg.
TM) Advantage, Lincoln SmartSecurity (Reg. TM) Advantage or any other living benefits we may offer in the future before electing Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage, 4LATER (Reg. TM) Advantage, i4LIFE (Reg. TM) Advantage and Annuity Payouts - Lincoln SmartIncomeSM Inflation for more information. There is no guarantee that the Lincoln Lifetime IncomeSM Advantage 2.0 will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. The availability of this rider will depend upon your state's approval of this rider. Check with your registered representative regarding availability.

If you purchase the Lincoln Lifetime IncomeSM Advantage 2.0 you will be limited in your ability to invest within the subaccounts offered within your contract. You will be required to adhere to Investment Requirements. In addition, the fixed account is not available except for use with dollar cost averaging. See Investment Requirements.

If the rider is elected at contract issue, then the rider will be effective on the contract's effective date. If the rider is elected after the contract is issued (by sending a written request to our Home Office), the rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the rider and starting with each anniversary of the rider effective date after that.

Income Base. The Income Base is a value used to calculate your Guaranteed Annual Income amount. The Income Base is not available to you as a lump sum withdrawal or a death benefit. The initial Income Base varies based on when you elect the rider. If you elect the rider at the time you purchase the contract, the initial Income Base will equal your initial purchase payment. If you elect the rider after we issue the contract, the initial Income Base will equal the contract value on the effective date of the rider. The maximum Income Base is $10,000,000. This maximum takes into consideration the total Income Bases and Guaranteed Amounts from all Lincoln Life contracts (or contracts issued by our affiliates) in which you (or spouse if joint life option) are the covered lives under any other Living Benefit riders. See The Contracts - 4LATER (Reg. TM) Advantage and Lincoln SmartSecurity (Reg. TM) Advantage.

Additional purchase payments automatically increase the Income Base by the amount of the purchase payment (not to exceed the maximum Income Base); for example, a $10,000 additional purchase payment will increase the Income Base by $10,000. After the first anniversary of the rider effective date, cumulative additional purchase payments into the contract will be limited to an amount equal to $100,000 without Home Office approval. If we grant approval to exceed the $100,000 additional purchase payment restriction, the charge will change to the then current charge in effect on the next Benefit Year anniversary. Additional purchase payments will not be allowed if the contract value decreases to zero for any reason including market loss.

Excess Withdrawals reduce the Income Base as discussed below. Withdrawals less than or equal to the Guaranteed Annual Income amount will not reduce the Income Base.

Since the charge for the rider is based on the Income Base, the cost of the rider increases when additional purchase payments, Automatic Annual Step-ups and 5% Enhancements are made, and the cost decreases as Excess Withdrawals are made because these transactions all adjust the Income Base. In addition, the percentage charge may change when Automatic Annual Step-ups or 5% Enhancements occur as discussed below. See Charges and Other Deductions - Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

5% Enhancement to the Income Base. On each Benefit Year anniversary, the Income Base, minus purchase payments received in that year, will be increased by 5% if the contract owner/annuitant (as well as the spouse if the joint life option is in effect) are under age 86, if there were no withdrawals in that year and the rider is within a 10-year Enhancement period described below. If during any 10-year Enhancement period there are no Automatic Annual Step-ups the 5% Enhancements will terminate at the end of the Enhancement period and will not restart until the next Benefit Year anniversary following the Benefit Year anniversary upon which an Automatic Annual Step-up occurs. Any purchase payment made after the initial purchase payment will be added immediately to the Income Base and will result in an increased Guaranteed Annual Income amount but must be invested in the contract at least one Benefit Year before it will be used in calculating the 5% Enhancement. Any purchase payments made within the first 90 days after the effective date of the rider will be included in the Income Base for purposes of calculating the 5% Enhancement on the first Benefit Year anniversary.

If you decline an Automatic Annual Step-up during the first ten Benefit years, you will continue to be eligible for the 5% Enhancements through the end of the current Enhancement Period, but the charge could increase to the then current charge on any 5% Enhancements after the 10th Benefit Year Anniversary. You will have the option to opt out of the Enhancements after the 10th Benefit Year. In order to be eligible to receive further 5% Enhancements the contractowner/annuitant (single life option), or the contractowner and spouse (joint life option) must still be living and be under age 86.

Note: The 5% Enhancement is not available in any year there is a withdrawal from contract value including a Guaranteed Annual Income payment. A 5% Enhancement will occur in subsequent years only under certain conditions. If you are eligible (as defined below) for the 5% Enhancement in the next year, the Enhancement will not occur until the Benefit Year anniversary of that year.


The following is an example of the impact of the 5% Enhancement on the Income Base (assuming no withdrawals):

Initial purchase payment = $100,000; Income Base = $100,000

Additional purchase payment on day 30 = $15,000; Income Base = $115,000

Additional purchase payment on day 95 = $10,000; Income Base = $125,000

On the first Benefit Year Anniversary, the Income Base will not be less than $130,750 ($115,000 times 1.05%=$120,750 plus $10,000). The $10,000 purchase payment on day 95 is not eligible for the 5% Enhancement until the 2nd Benefit Year Anniversary.

The 5% Enhancement will be in effect for 10 years (the Enhancement period) from the effective date of the rider. A new Enhancement period will begin each time an Automatic Annual Step-up to the contract value occurs as described below. As explained below, the 5% Enhancement and Automatic Annual Step-up will not occur in the same year. If the Automatic Annual Step-up provides a greater increase to the Income Base, you will not receive the 5% Enhancement. If the Automatic Annual Step-up and the 5% Enhancement increase the Income Base to the same amount then you will receive the Automatic Annual Step-up. The 5% Enhancement or the Automatic Annual Step-up cannot increase the Income Base above the maximum Income Base of $10,000,000.

You will not receive the 5% Enhancement on any Benefit Year anniversary in which there is a withdrawal, including a Guaranteed Annual Income payment from the contract during that Benefit Year. The 5% Enhancement will occur on the following Benefit Year anniversary if no further withdrawals are made from the contract and the rider is within the Enhancement period.

An example of the impact of a withdrawal on the 5% Enhancement is included in the Withdrawal Amounts section below.

If during the first ten Benefit years your Income Base is increased by the 5% Enhancement on the Benefit Year anniversary, your percentage charge for the rider will not change on the Benefit Year anniversary. However, the amount you pay for the rider will increase since the charge for the rider is based on the Income Base. After the tenth Benefit Year anniversary the annual rider percentage charge may increase to the current charge each year if the Income Base increases as a result of the 5% Enhancement, but the charge will never exceed the guaranteed maximum annual percentage charge of 2.00%. See Charges and Other Deductions - rider Charges - Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

If your percentage charge for this rider is increased due to a 5% Enhancement that occurs after the tenth rider year anniversary, you may opt-out of the 5% Enhancement by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular 5% Enhancement. You will need to notify us thereafter (if an Enhancement would cause your percentage charge to increase) if you do not want the 5% Enhancement. You may not opt-out of the 5% Enhancement if the current charge for the rider increases due to additional purchase payment made during that Benefit Year that exceeds the $100,000 purchase payment restriction after the first Benefit Year. See Income Base section for more details.

Automatic Annual Step-ups of the Income Base. The Income Base will automatically step-up to the contract value on each Benefit Year anniversary if:

   a. the contractowner/annuitant (single life option), or the contractowner and spouse (joint life option) are still living and under age 86; and

   b. the contract value on that Benefit Year anniversary, after the deduction of any withdrawals (including surrender charges, the rider charge and account fee), plus any purchase payments made on that date and persistency credits, if any added on that date, is equal to or greater than the Income Base after the 5% Enhancement (if any).

Each time the Income Base is stepped up to the current contract value as described above, your percentage charge for the rider will be the current charge for the rider, not to exceed the guaranteed maximum charge. Therefore, your percentage charge for this rider could increase every Benefit Year anniversary. See Charges and Other Deductions - Rider Charges - Lincoln Lifetime IncomeSM Advantage 2.0 Charge.

Each time the Automatic Annual Step-up occurs a new 10-year Enhancement period starts. The Automatic Annual Step-up is available even in those years when a withdrawal has occurred.

If your percentage charge for this rider is increased upon an Automatic Annual Step-up, you may opt-out of the Automatic Annual Step-up by giving us notice in writing within 30 days after the Benefit Year anniversary if you do not want your percentage charge for the rider to change. This opt-out will only apply for this particular Automatic Annual Step-up. You will need to notify us each time the percentage charge increases if you do not want the Step-up. As stated above, if you decline an Automatic Annual Step-up during the first ten Benefit Years, you will continue to be eligible for the 5% Enhancement through the end of the current Enhancement Period, but the charge could increase to the then current charge on any 5% Enhancements after the 10th Benefit Year anniversary. See the earlier Income Base section. You may not opt-out of the Automatic Annual Step-up if an additional purchase payment made during that Benefit Year caused the charge for the rider to increase to the current charge.

Following is an example of how the Automatic Annual Step-ups and the 5% Enhancement will work (assuming no withdrawals or additional purchase payments):



                                                                 Income Base with                 Potential for Charge
                                                Contract Value    5% Enhancement    Income Base        to Change
                                               ---------------- ------------------ ------------- ---------------------
         Initial Purchase Payment $50,000 .         $50,000            N/A            $50,000             N/A
         1st Benefit Year Anniversary.........      $54,000           $52,500         $54,000             Yes
         2nd Benefit Year Anniversary.........      $53,900           $56,700         $56,700             No
         3rd Benefit Year Anniversary.........      $57,000           $59,535         $59,535             No
         4th Benefit Year Anniversary.........      $64,000           $62,512         $64,000             Yes

On the 1st Benefit Year anniversary, the Automatic Annual Step-up increased the Income Base to the contract value of $54,000 since the increase in the contract value is greater than the 5% Enhancement amount of $2,500 (5% of $50,000). On the 2nd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $54,000 = $2,700). On the 3rd Benefit Year anniversary, the 5% Enhancement provided a larger increase (5% of $56,700=$2,835). On the 4th Benefit Year anniversary, the Automatic Annual Step-up to the contract value was greater than the 5% Enhancement amount of $2,977 (5% of $59,535). An Automatic Annual Step-up cannot increase the Income Base beyond the maximum Income Base of $10,000,000.

Withdrawal Amount. You may make periodic withdrawals up to the Guaranteed Annual Income amount each Benefit Year for your (contractowner) lifetime (single life option) or the lifetimes of you and your spouse (joint life option) as long as your Guaranteed Annual Income amount is greater than zero. You may start taking Guaranteed Annual Income withdrawals when you (single life option) or the younger of you and your spouse (joint life option) turn age 55.

The initial Guaranteed Annual Income amount is calculated when you purchase the rider. If you (or younger of you and your spouse if the joint life option is elected) are under age 55 at the time the rider is elected the initial Guaranteed Annual Income amount will be zero. If you (or the younger of you and your spouse if the joint life option is elected) are age 55 or older at the time the rider is elected the initial Guaranteed Annual Income amount will be equal to a specified percentage of the Income Base. The specified percentage of the Income Base will be based on your age (or younger of you and your spouse if the joint life option is elected). Upon your first withdrawal the Guaranteed Annual Income percentage is based on your age (single life option) or the younger of you and your spouse's age (joint life option) at the time of the withdrawal. For example, if you purchase the rider at age 57, your Guaranteed Annual Income percentage is 4%. If you waited until you were age 60 (single life option) to make your first withdrawal your Guaranteed Annual Income percentage would be 5%. During the first Benefit Year the Guaranteed Annual Income amount is calculated using the Income Base as of the effective date of the rider (including any purchase payments made within the first 90 days after the effective date of the rider). After the first Benefit Year anniversary we will use the Income Base calculated on the most recent Benefit Year anniversary for calculating the Guaranteed Annual Income amount. After your first withdrawal the Guaranteed Annual Income amount percentage will only increase on a Benefit Year Anniversary on or after you have reached an applicable higher age band and after there has also been an Automatic Annual Step-up. If you have reached an applicable age band and there has not also been an Automatic Annual Step-up then the Guaranteed Annual Income amount percentage will not increase until the next Automatic Annual Step-up occurs. If you do not withdraw the entire Guaranteed Annual Income amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year.


Guaranteed Annual Income Percentages by Ages:

                               Guaranteed                        Age (joint life              Guaranteed Annual Income
Age (Single                    Annual Income amount              Option - younger of          amount percentage
Life Option)                   percentage (single life option)   you and your spouse's age)   (joint life option)
------------------------------ --------------------------------- ---------------------------- -------------------------
At least 55 and under 59 1/2                  4%                            55-64                          4%
59 1/2+                                       5%                               65+                         5%

If your contract value is reduced to zero because of market performance or rider charges, withdrawals equal to the Guaranteed Annual Income amount will continue automatically for your life (and your spouse's life if applicable) under the Guaranteed Annual Income Annuity Payout Option (discussed later). You may not withdraw the remaining Income Base in a lump sum. You will not be entitled to the Guaranteed Annual Income amount if the Income Base is reduced to zero as a result of an Excess Withdrawal. If the Income Base is reduced to zero due to an Excess Withdrawal the rider and contract will terminate. If the contract value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Withdrawals equal to or less than the Guaranteed Annual Income amount will not reduce the Income Base. All withdrawals you make will decrease the contract value. Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount.

The following example shows the calculation of the Guaranteed Annual Income amount and how withdrawals less than or equal to the Guaranteed Annual Income amount affect the Income Base and the contract value. The contractowner is age 58 (4% Guaranteed Annual Income percentage for single life option) on the rider's effective date, and makes an initial purchase payment of $200,000 into the contract:


         Contract value on the rider's effective date                 $200,000
         Income Base on the rider's effective date                    $200,000
         Initial Guaranteed Annual Income amount on the rider's       $  8,000
         effective date ($200,000 x 4%)
         Contract value six months after rider's effective date       $210,000
         Income Base six months after rider's effective date          $200,000
         Withdrawal six months after rider's effective date when      $  8,000
         contractowner is still age 58
         Contract value after withdrawal ($210,000 - $8,000)          $202,000
         Income Base after withdrawal ($200,000 - $0)                 $200,000
         Contract value on first Benefit Year anniversary             $205,000
         Income Base on first Benefit Year anniversary                $205,000
         Guaranteed Annual Income amount on first Benefit Year        $  8,200
         anniversary

Since there was a withdrawal during the first year the 5% Enhancement is not available but the Automatic Annual Step-up was available and increased the Income Base to the contract value of $205,000. On the first anniversary of the rider's effective date the Guaranteed Annual Income amount is $8,200 (4% x $205,000).

Purchase payments added to the contract subsequent to the initial purchase payment will increase the Guaranteed Annual Income amount by an amount equal to the applicable Guaranteed Annual Income amount percentage multiplied by the amount of the subsequent purchase payment. For example, assuming a contractowner is age 58 (single life option), if the Guaranteed Annual Income amount of $2,000 (4% of $50,000 Income Base) is in effect and an additional purchase payment of $10,000 is made, the new Guaranteed Annual Income amount that Benefit Year is $2,400 ($2,000 + 4% of $10,000). The Guaranteed Annual Income payment amount will be recalculated immediately after a purchase payment is added to the contract. Persistency credits added to the contract do not immediately increase the Guaranteed Annual Income amount but are added to the contract value and may increase the Income Base upon an Automatic Annual Step-up which in return may increase the Guaranteed Annual Income amount.

Cumulative additional purchase payments into the contract that exceed $100,000 after the first anniversary of the rider effective date must receive Home Office approval. Additional purchase payments will not be allowed if the contract value is zero. No additional purchase payments are allowed after the Nursing Home Enhancement is requested and approved by us (described below).

5% Enhancements and Automatic Annual Step-ups will increase the Income Base and thus the Guaranteed Annual Income amount. The Guaranteed Annual Income amount after the Income Base is adjusted either by a 5% Enhancement or an Automatic Annual Step-up will be equal to the adjusted Income Base multiplied by the applicable Guaranteed Annual Income percentage.

Nursing Home Enhancement. The Guaranteed Annual Income amount will be increased to 10%, called the Nursing Home Enhancement, during a Benefit Year when the contractowner/annuitant is age 65 or older or the youngest of the contractowner and spouse is age 65 or older (joint life option), and one is admitted into an accredited nursing home or equivalent health care facility. The Nursing Home Enhancement applies if the admittance into such facility occurs 60 months or more after the effective date of the rider, the individual was not in the nursing home in the year prior to the effective date of the rider, and upon entering the nursing home, the person has been then confined for at least 90 consecutive days. For the joint life option if both spouses qualify, the Nursing Home Enhancement is available for either spouse, but not both spouses. If no withdrawal has been taken since the rider's effective date, the Nursing Home Enhancement will be available when the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (joint life option). If a withdrawal has been taken since the rider's effective date, the Nursing Home Enhancement will be available on the next Benefit Year anniversary after the contractowner/annuitant is age 65 or the youngest of the contractowner and spouse is age 65 (joint life option).

You may request the Nursing Home Enhancement by filling out a request form provided by us. Proof of nursing home confinement will be required each year. If you leave the nursing home, your Guaranteed Annual Income amount will be reduced to the amount you would otherwise be eligible to receive starting after the next Benefit Year anniversary. Any withdrawals made prior to the entrance into a nursing home and during the Benefit Year that the Nursing Home Enhancement commences, will reduce the amount available that year for the Nursing Home Enhancement. Purchase payments may not be made into the contract after a request for the Nursing Home Enhancement is approved by us and any purchase payments made either in the 12 months prior to entering the nursing home or while you are residing in a nursing home will not be included in the calculation of the Nursing Home Enhancement.

The requirements of an accredited nursing home or equivalent health care facility are set forth in the Nursing Home Enhancement Claim Form. The criteria for the facility include, but are not limited to: providing 24 hour a day nursing services; an available physician; an employed nurse on duty or call at all times; maintains daily clinical records; and able to dispense medications. This does not include an assisted living or similar facility. The admittance to a nursing home must be pursuant to a plan of care provided by a licensed health care practitioner, and the nursing home must be located in the United States.

The remaining references to the Guaranteed Annual Income amount also include the Nursing Home Enhancement amount.


Excess Withdrawals. Excess Withdrawals are the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) that exceed the Guaranteed Annual Income amount at the time of the withdrawal or are withdrawals made prior to age 55 (younger of you or your spouse for joint life) or that are not payable to the original contractowner or original contractowner's bank account (or to the original annuitant or the original annuitant's bank account, if the owner is a non-natural person).


When an Excess Withdrawal occurs:

   1. The Income Base is reduced by the same proportion that the Excess Withdrawal reduces the contract value. This means that the reduction in the Income Base could be more than the dollar amount of the withdrawal; and

   2. The Guaranteed Annual Income amount will be recalculated to equal the applicable Guaranteed Annual Income amount percentage multiplied by the new (reduced) Income Base (after the pro rata reduction for the Excess Withdrawal).

We will provide you with quarterly statements that will include the Guaranteed Annual Income amount (as adjusted for Guaranteed Annual Income amount payments, Excess Withdrawals and additional purchase payments) available to you for the Benefit Year, if applicable, in order for you to determine whether a withdrawal may be an Excess Withdrawal. We encourage you to either consult with your registered representative or call us at number provided on the front page of this prospectus if you have question about Excess Withdrawals.

The following example demonstrates the impact of an Excess Withdrawal on the Income Base, the Guaranteed Annual Income amount and the contract value. The contractowner who is age 58 (single life option) makes a $12,000 withdrawal which causes a $12,915.19 reduction in the Income Base.

Prior to Excess Withdrawal:
Contract value = $60,000
Income Base = $85,000
Guaranteed Annual Income amount = $3,400 (4% of the Income Base of $85,000) After a $12,000 Withdrawal ($3,400 is within the Guaranteed Annual Income amount, $8,600 is the Excess Withdrawal):
The contract value is reduced by the amount of the Guaranteed Annual Income amount of $3,400 and the Income Base is not reduced:

Contract value = $56,600 ($60,000 - $3,400)
Income Base = $85,000

The contract value is also reduced by the $8,600 Excess Withdrawal and the Income Base is reduced by 15.19435%, the same proportion that the Excess Withdrawal reduced the $56,600 contract value ($8,600 - $56,600)

Contract value = $48,000 ($56,600 - $8,600)

Income Base = $72,084.81 ($85,000 x 15.19435% = $12,915.19; $85,000 -
$12,915.19 = $72,084.81).
Guaranteed Annual Income amount = $2,883.39 (4% of $72,084.81 Income Base)

On the following Benefit Year anniversary:

Contract value = $43,000

Income Base = $72,084.81

Guaranteed Income amount = $2,883.39 (4% x $72,084.81)

In a declining market, Excess Withdrawals may significantly reduce your Income Base as well as your Guaranteed Annual Income amount. If the Income Base is reduced to zero due to an Excess Withdrawal the rider will terminate. If the contract value is reduced to zero due to an Excess Withdrawal the rider and contract will terminate.

Surrender charges are waived on cumulative withdrawals less than or equal to the Guaranteed Annual Income amount. Excess Withdrawals will be subject to surrender charges unless one of the waivers of surrender charge provisions set forth in your prospectus is applicable. Continuing with the prior example of the $12,000 withdrawal: the $3,400 Guaranteed Annual Income amount is not subject to surrender charges; the $8,600 Excess Withdrawal may be subject to surrender charges according to the surrender charge schedule in your prospectus.

Withdrawals from Individual Retirement Annuity contracts will be treated as within the Guaranteed Annual Income amount (even if they exceed the Guaranteed Annual Income amount) only if the withdrawals are taken as systematic monthly or quarterly installments of the amount needed to satisfy the required minimum distribution (RMD) rules under Internal Revenue Code Section 401(a)(9). In addition, in order for this exception for RMDs to apply, the following must occur:

     1. Lincoln's monthly or quarterly automatic withdrawal service is used to calculate and pay the RMD;

     2. The RMD calculation must be based only on the value in this contract;
   and

     3. No withdrawals other than RMDs are made within the Benefit Year (except as described in the next paragraph).

If your RMD withdrawals during a Benefit Year are less than the Guaranteed Annual Income amount, an additional amount up to the Guaranteed Annual Income amount may be withdrawn and will not be subject to surrender charges. If a withdrawal, other than an RMD is made during the Benefit Year, then all amounts withdrawn in excess of the Guaranteed Annual Income amount, including amounts attributable to RMDs, will be treated as Excess Withdrawals.

Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters for a discussion of the tax consequences of withdrawals.

Guaranteed Annual Income Amount Annuity Payout Option. If you are required to take annuity payments because you have reached the maturity date of the contract, you have the option of electing the Guaranteed Annual Income Amount Annuity Payout Option. If the contract value is reduced to zero and you have a remaining Income Base, you will receive the Guaranteed Annual Income Amount Annuity Payout Option. If you are receiving the Guaranteed Annual Income Amount Annuity Payout Option, the beneficiary may be eligible to receive final payment upon death of the single life or surviving joint life. To be eligible the death benefit option in effect immediately prior to the effective date of the Guaranteed Annual Income Amount Annuity Payout Option must be one of the following death benefits: the Guarantee of Principal Death Benefit, the EGMDB or the EEB rider. Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option over i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value. If the death benefit option in effect is the Account Value Death Benefit the beneficiary will not be eligible to receive the final payment(s).

The Guaranteed Annual Income Amount Annuity Payout Option is an annuity payout option which the contractowner (and spouse if applicable) will receive annual annuity payments equal to the Guaranteed Annual Income amount for life (this option is different from other annuity payout options, including i4LIFE (Reg.
TM) Advantage, which are based on your contract value). Contractowners may decide to choose the Guaranteed Annual Income Amount Annuity Payout Option over i4LIFE (Reg. TM) Advantage if they feel this may provide a higher final payment option over time and they may place more importance on this over access to the Account Value. Payment frequencies other than annual may be available. You will have no other contract features other than the right to receive annuity payments equal to the Guaranteed Annual Income amount for your life or the life of you and your spouse for the joint life option.

The final payment is a one-time lump-sum payment. If the effective date of the rider is the same as the effective date of the contract the final payment will be equal to the sum of all purchase payments, decreased by withdrawals. If the effective date of the rider is after the effective date of the contract the final payment will be equal to the contract value on the effective date of the rider, increased for purchase payments received after the rider effective date and decreased by withdrawals. Excess Withdrawals reduce the final payment in the same proportion as the withdrawals reduce the contract value; withdrawals less than or equal to the Guaranteed Annual Income amount and payments under the Guaranteed Annual Income Amount Annuity Payout Option will reduce the final payment dollar for dollar.

Death Prior to the Annuity Commencement Date. The Lincoln Lifetime IncomeSM Advantage 2.0 has no provision for a payout of the Income Base or any other death benefit upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit options (as described earlier in this prospectus) will be in effect. Election of the Lincoln Lifetime IncomeSM Advantage 2.0 does not impact the death benefit options available for purchase with your annuity contract except as described below in Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the single life, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death). If the beneficiary elects to continue the contract after the death of the single life (through a separate provision of the contract), the beneficiary may purchase a new Lincoln Lifetime IncomeSM Advantage 2.0 if available under the terms and charge in effect at the time of the new purchase. There is no carryover of the Income Base.

Upon the first death under the joint life option, the lifetime payout of the Guaranteed Annual Income amount will continue for the life of the surviving spouse. The 5% Enhancement and Automatic Annual Step-up will continue if applicable as discussed above. Upon the death of the surviving spouse, the Lincoln Lifetime IncomeSM Advantage 2.0 will end and no further Guaranteed Annual Income amounts are available (even if there was an Income Base in effect at the time of the death).

As an alternative, after the first death, the surviving spouse if under age 86 may choose to terminate the joint life option and purchase a new single life option, if available, under the terms and charge in effect at the time for a new purchase. In deciding whether to make this change, the surviving spouse should consider whether the change will cause the Income Base and the Guaranteed Annual Income amount to decrease.

Termination. After the 5th anniversary of the effective date of the rider, the contractowner may terminate the rider by notifying us in writing. Lincoln Lifetime IncomeSM Advantage 2.0 will automatically terminate:
 o on the annuity commencement date (except payments under the Guaranteed Annual Income Amount Annuity Payout Option will continue if applicable); or

 o upon the death under the single life option or the death of the surviving spouse under the joint life option; or
 o when the Guaranteed Annual Income amount or contract value is reduced to zero due to an Excess Withdrawal; or
 o upon surrender of the contract; or
 o upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Income Base. Upon effective termination of this rider, the benefits and charges within this rider will terminate. If you terminate the rider, you must wait one year before you can re-elect any Living Benefit Rider, Lincoln SmartSecurity (Reg. TM) Advantage, 4LATER (Reg. TM) Advantage or any other living benefits we may offer in the future.

Compare to Lincoln SmartSecurity (Reg. TM) Advantage. If a contractowner is interested in purchasing a rider that provides guaranteed minimum withdrawals, the following factors should be considered when comparing Lincoln Lifetime IncomeSM Advantage 2.0 and the Lincoln SmartSecurity (Reg. TM) Advantage (only one of these riders can be added to a contract at any one time): the Lincoln Lifetime IncomeSM Advantage 2.0 has the opportunity to provide a higher Income Base than the Guaranteed Amount under Lincoln SmartSecurity (Reg. TM) Advantage because of the 5% Enhancement or Automatic Annual Step-up. The Income Base for Lincoln Lifetime IncomeSM Advantage 2.0 may also be higher than the Guaranteed Amount under Lincoln SmartSecurity (Reg. TM) Advantage because withdrawals equal to or less than the Guaranteed Annual Income amount do not reduce the Income Base whereas withdrawals under Lincoln SmartSecurity (Reg. TM) Advantage reduce the Guaranteed Amount. Lincoln Lifetime IncomeSM Advantage 2.0 also provides the potential for lifetime withdrawals from an earlier age (rather than age 65 with the Lincoln SmartSecurity (Reg. TM) Advantage). However, the percentage charge for the Lincoln Lifetime IncomeSM Advantage 2.0 is higher and has the potential to increase on every Benefit Year Anniversary if the increase in contract value exceeds the 5% Enhancement and after the 10th Benefit Year anniversary upon a 5% Enhancement. In addition, the guaranteed maximum charge is higher for Lincoln Lifetime IncomeSM Advantage 2.0. Due to the Income Base not being reduced by withdrawals that are less than or equal to the Guaranteed Annual Income amount the charge which is applied against the Income Base will not be reduced whereas withdrawals reduce the Guaranteed Amount against which the Lincoln SmartSecurity (Reg. TM) Advantage charge is applied. The Lincoln SmartSecurity (Reg. TM) Advantage provides that guaranteed Maximum Annual Withdrawal amounts can continue to a beneficiary to the extent of any remaining Guaranteed Amount while the Lincoln Lifetime IncomeSM Advantage 2.0 does not offer this feature.

i4LIFE (Reg. TM) Advantage Option. i4LIFE (Reg. TM) Advantage is an income program, available for purchase at an additional charge, that provides periodic variable income payments for life, the ability to make withdrawals during a defined period of time (the Access Period) and a death benefit during the Access Period. A minimum payout floor, called the Guaranteed Income Benefit, is also available for purchase at the time you elect i4LIFE (Reg. TM) Advantage. You cannot have both i4LIFE (Reg. TM) Advantage and Lincoln Lifetime IncomeSM Advantage 2.0 in effect on your contract at the same time.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). If this decision is made, the contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been an Automatic Annual Step-up) to establish the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this rider. You must wait at least one year from the effective date of the rider before you may drop the rider and purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). If you choose to drop the Lincoln Lifetime IncomeSM Advantage 2.0 and have the single life option, you must purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) single life option. If you drop the Lincoln Lifetime IncomeSM Advantage 2.0 and have the joint life option, you must purchase i4LIFE (Reg.
TM) Advantage Guaranteed Income Benefit (version 4) joint life option.

Contractowners who purchase Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0. If you choose to drop your rider and elect i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) prior to the 5th Benefit Year anniversary the election must be made before the Annuity Commencement Date and by age 95 for nonqualified contracts or age 80 for qualified contracts. Elections made prior to the 5th Benefit Year anniversary will result in a minimum Access Period of the greater of 20 years or age 90. If you choose to drop the rider and elect i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) after the 5th Benefit Year anniversary the election must be made before the Annuity Commencement Date and by age 86 for qualified contracts or age 99 for nonqualified contracts. Elections made after the 5th Benefit Year anniversary will result in a minimum Access Period of the greater of 15 years or age 85. See i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4).

For nonqualified contracts, the contractowner must elect the levelized option for regular income payments. While i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) is in effect, the contractowner cannot change the payment mode elected or decrease the length of the Access Period.

When deciding whether to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) you should consider that depending on a person's age and the selected length of the Access Period, i4LIFE (Reg. TM) Advantage may provide a higher payout than the Guaranteed Annual Income amounts under Lincoln Lifetime IncomeSM Advantage
2.0. You should consider electing i4LIFE (Reg. TM) Advantage when you are ready to immediately start receiving i4LIFE (Reg. TM) Advantage payments whereas with Lincoln Lifetime IncomeSM Advantage 2.0 you may defer taking withdrawals until a later date. Payments from a nonqualified contract that a person receives under the i4LIFE (Reg. TM) Advantage rider are treated as "amounts received as an annuity" under section 72 of the Internal Revenue Code because the payments occur after the annuity starting date. These payments are subject to an "exclusion ratio" as provided in section 72(b) of the Code, which means a portion of each annuity payout is treated as income (taxable at ordinary income tax rates), and the remainder is treated as a nontaxable return of purchase payments. In contrast, withdrawals under Lincoln Lifetime IncomeSM Advantage
2.0 are not treated as amounts received as an annuity because they occur prior to the annuity starting date. As a result, such withdrawals are treated first as a return of any existing gain in the contract (which is the measure of the extent to which the contract value exceeds purchase payments), and then as a nontaxable return of purchase payments.

The initial charge for i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) will be equal to the current annual rate in effect for your Lincoln Lifetime IncomeSM Advantage 2.0 rider. This charge is in addition to the mortality and expense risk and administrative charge for your base contract death benefit option. The charge is calculated based upon the greater of the value of the Income Base or contract value as of the last valuation date under Lincoln Lifetime IncomeSM Advantage 2.0 prior to election of i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). During the Access Period, this charge is deducted from the i4LIFE (Reg. TM) Advantage Account Value on a quarterly basis with the first deduction occurring on the valuation date on or next following the three month anniversary of the effective date of i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). During the Lifetime Income Period, this charge is deducted annually. The initial charge may increase annually upon a step-up of the Guaranteed Income Benefit by an amount equal to the prior charge rate (or initial charge rate if the first anniversary of the rider's effective date) multiplied by the percentage increase, if any, to the Guaranteed Income Benefit and the percentage increase if any to the Lincoln Lifetime IncomeSM Advantage 2.0 current charge. If an Excess Withdrawal occurs, the charge will decrease by the same percentage as the percentage change to the Account Value.

Impact to Withdrawal Calculations of Death Benefits before the Annuity Commencement Date. The death benefit calculation for certain death benefit options in effect prior to the annuity commencement date may change for contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0. Certain death benefit options provide that all withdrawals reduce the death benefit in the same proportion that the withdrawals reduce the contract value. If you elect the Lincoln Lifetime IncomeSM Advantage 2.0, withdrawals less than or equal to the Guaranteed Annual Income will reduce the sum of all purchase payments option of the death benefit on a dollar for dollar basis. This applies to the Guarantee of Principal Death Benefit, and only the sum of all purchase payments alternative of the EGMDB or the EEB Rider, whichever is in effect. See The Contracts - Death Benefits. Any Excess Withdrawals will reduce the sum of all purchase payments in the same proportion that the withdrawals reduced the contract value under any death benefit option in which proportionate withdrawals are in effect. This change has no impact on death benefit options in which all withdrawals reduce the death benefit calculation on a dollar for dollar basis. The terms of your contract will describe which method is in effect for your contract while this rider is in effect.

The following example demonstrates how a withdrawal will reduce the death benefit if both the Enhanced Guaranteed Minimum Death Benefit (EGMDB) and the Lincoln Lifetime IncomeSM Advantage 2.0 are in effect when the contractowner dies. Note that this calculation applies only to the sum of all purchase payments calculation and not for purposes of reducing the highest anniversary contract value under the EGMDB:

Contract value before withdrawal $80,000

Guaranteed Annual Income amount $5,000

Enhanced Guaranteed Minimum Death Benefit (EGMDB) values before withdrawal is the greatest of a), b), or c) described in detail in the EGMDB section of this prospectus:

     a) Contract value $80,000

     b) Sum of purchase payments $100,000

     c) Highest anniversary contract value $150,000

Withdrawal of $9,000 will impact the death benefit calculation as follows:

     a) $80,000 - $9,000 = $71,000 (Reduction $9,000)

     b) $100,000 - $5,000 = $95,000 (reduction by the amount of the Guaranteed Annual Income amount)

   ($95,000 - $5,067 = $89,932 [$95,000 times ($4,000/$75,000) = $5,067]
   Proportional reduction of Excess Withdrawal. Total reduction = $10,067.

   c) $150,000 - $16,875 = $133,125 [$150,000 times $9,000/$80,000 = $16,875].
     The entire $9,000 withdrawal reduced the death benefit option proportionally. Total reduction = $16,875.

Item c) provides the largest death benefit of $133,125.


Lincoln SmartSecurity (Reg. TM) Advantage

The Lincoln SmartSecurity (Reg. TM) Advantage is a Rider that is available for purchase with your variable annuity contract. This benefit provides a minimum guaranteed amount (Guaranteed Amount) that you will be able to withdraw, in installments, from your contract. The Guaranteed Amount is equal to the initial purchase payment (or contract value if elected after contract issue) adjusted for subsequent purchase payments, step-ups and withdrawals in accordance with the provisions set forth below.

With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the Guaranteed Amount will automatically step-up to the contract value, if higher, on each Benefit Year anniversary through the 10th anniversary. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the contractowner can also initiate additional ten-year periods of automatic step-ups.

You may access this Guaranteed Amount through periodic withdrawals which are based on a percentage of the Guaranteed Amount. With the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single Life or Joint Life options, you also have the option to receive periodic withdrawals for your lifetime or for the lifetimes of you and your spouse (when available in your state). These options are discussed below in detail.

By purchasing this Rider, you will be limited in how much you can invest in certain subaccounts. See The Contracts - Investment Requirements. We offer other optional riders available for purchase with variable annuity contracts. These riders, which are fully discussed in this prospectus, provide different methods to take income from your contract value and may provide certain guarantees. There are differences between the riders in the features provided as well as the charge structure. In addition, the purchase of one rider may impact the availability of another rider. In particular, before you elect the Lincoln SmartSecurity (Reg. TM) Advantage, you may want to compare it to Lincoln Lifetime IncomeSM Advantage 2.0, which provides minimum guaranteed, periodic withdrawals for life. See The Contracts - Lincoln Lifetime IncomeSM Advantage 2.0 - Compare to Lincoln SmartSecurity (Reg. TM) Advantage.

If the benefit is elected at contract issue, then the Rider will be effective on the contract's effective date. If the benefit is elected after the contract is issued (by sending a written request to our Home Office), the Rider will be effective on the next valuation date following approval by us.

Benefit Year. The Benefit Year is the 12-month period starting with the effective date of the Rider and starting with each anniversary of the Rider effective date after that. If the contractowner elects to step-up the Guaranteed Amount (this does not include automatic annual step-ups within a ten-year period), the Benefit Year will begin on the effective date of the step-up and each anniversary of the effective date of the step-up after that. The step-up will be effective on the next valuation date after notice of the step-up is approved by us.

Guaranteed Amount. The Guaranteed Amount is a value used to calculate your withdrawal benefit under this Rider. The Guaranteed Amount is not available to you as a lump sum withdrawal or a death benefit. The initial Guaranteed Amount varies based on when and how you elect the benefit. If you elect the benefit at the time you purchase the contract, the Guaranteed Amount will equal your initial purchase payment. If you elect the benefit after we issue the contract, the Guaranteed Amount will equal the contract value on the effective date of the Rider. The maximum Guaranteed Amount is $10,000,000 for Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up. This maximum takes into consideration the combined Guaranteed Amount under Lincoln SmartSecurity (Reg. TM) Advantage or the Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 of all Lincoln Life contracts (or contracts issued by our affiliates) owned by you (or on which you or your spouse if joint owner are the annuitant).

Additional purchase payments automatically increase the Guaranteed Amount by the amount of the purchase payment (not to exceed the maximum); for example, a $10,000 additional purchase payment will increase the Guaranteed Amount by $10,000. We will allow purchase payments into your annuity contract after the first anniversary of the Rider effective date if the cumulative additional purchase payments exceed $100,000 only with prior Home Office approval. Additional purchase payments will not be allowed if the contract value is zero.


Each withdrawal reduces the Guaranteed Amount as discussed below.

Since the charge for the Rider is based on the Guaranteed Amount, the cost of the Rider increases when additional purchase payments and step-ups are made, and the cost decreases as withdrawals are made because these transactions all adjust the Guaranteed Amount.

Step-ups of the Guaranteed Amount. Under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, the Guaranteed Amount will automatically step-up to the contract value on each Benefit Year anniversary up to and including the tenth Benefit Year if:

a. the contractowner or joint owner is still living; and

b. the contract value as of the valuation date, after the deduction of any withdrawals (including surrender charges), the Rider charge and account fee plus any purchase payments made on that date is greater than the Guaranteed Amount immediately preceding the valuation date.

After the tenth Benefit Year anniversary, you may initiate another ten-year period of automatic step-ups by electing (in writing) to step-up the Guaranteed Amount to the greater of the Contract Value or the current Guaranteed Amount if:

a. each contractowner and annuitant is under age 81; and

b. the contractowner or joint owner is still living.

If you choose, we will administer this election for you automatically, so that a new ten-year period of step-ups will begin at the end of each prior ten-year step-up period.

Following is an example of how the step-ups work in the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up, (assuming no withdrawals or additional purchase payments):



                                                                  Guaranteed
                                                 Contract Value     Amount
         o Initial purchase payment $50,000          $47,750     $50,000
         o 1st Benefit Year Anniversary              $54,000     $54,000
         o 2nd Benefit Year Anniversary              $53,900     $54,000
         o 3rd Benefit Year Anniversary              $57,000     $57,000

Annual step-ups, if the conditions are met, will continue until (and including) the 10th Benefit Year Anniversary. If you had elected to have the next ten-year period of step-ups begin automatically after the prior ten-year period, annual step-ups, if conditions are met, will continue beginning on the 11th Benefit Year Anniversary.

Contractowner elected step-ups (other than automatic step-ups) will be effective on the next valuation date after we receive your request and a new Benefit Year will begin. Purchase payments and withdrawals made after a step-up adjust the Guaranteed Amount. In the future, we may limit your right to step-up the Guaranteed Amount to your Benefit Year anniversary dates. All step-ups are subject to the maximum Guaranteed Amount.

A contractowner elected step-up (including contractowner step-ups that we administer for you to begin a new ten-year step-up period) may cause a change in the percentage charge for this benefit. There is no change in the percentage charge when automatic, annual step-ups occur during a ten-year period. See Charges and Other Deductions - Rider Charges - Lincoln SmartSecurity (Reg. TM) Advantage Charge.

Withdrawals. You will have access to your Guaranteed Amount through periodic withdrawals up to the Maximum Annual Withdrawal amount each Benefit Year until the Guaranteed Amount equals zero.

On the effective date of the Rider, the Maximum Annual Withdrawal amount is 5% of the Guaranteed Amount.

If you do not withdraw the entire Maximum Annual Withdrawal amount during a Benefit Year, there is no carryover of the extra amount into the next Benefit Year. The Maximum Annual Withdrawal amount is increased by 5% of any additional purchase payments. For example, if the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up option with a Maximum Annual Withdrawal amount of $2,500 (5% of $50,000 Guaranteed Amount) is in effect and an additional purchase payment of $10,000 is made, the new Maximum Annual Withdrawal amount is $3,000 ($2,500 + 5% of $10,000). Step-ups of the Guaranteed Amount (both automatic step-ups and step-ups elected by you) will step-up the Maximum Annual Withdrawal amount to the greater of:

a. the Maximum Annual Withdrawal amount immediately prior to the step-up; or

b. 5% of the new (stepped-up) Guaranteed Amount.

If the cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) are within the Maximum Annual Withdrawal amount, then:

1. the withdrawal will reduce the Guaranteed Amount by the amount of the withdrawal on a dollar-for-dollar basis, and

2. the Maximum Annual Withdrawal amount will remain the same.

Withdrawals within the Maximum Annual Withdrawal Amount are not subject to surrender charges or the interest adjustment on the amount withdrawn from the fixed account if applicable. See The Contracts - Fixed Side of the Contract. If the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up is in effect, withdrawals from IRA contracts will be treated as within the Maximum Annual Withdrawal amount (even if they exceed the 5% Maximum Annual Withdrawal amount) only if the withdrawals are taken in the form of systematic monthly or quarterly installments, as calculated by Lincoln, of the amount needed to satisfy the required minimum distribution rules under Internal Revenue Code
Section 401(a)(9) for this contract value. Distributions from qualified contracts are generally taxed as ordinary income. In nonqualified contracts, withdrawals of contract value that exceed purchase payments are taxed as ordinary income. See Federal Tax Matters.

When cumulative amounts withdrawn from the contract during the Benefit Year (including the current withdrawal) exceed the Maximum Annual Withdrawal amount:


1. The Guaranteed Amount is reduced to the lesser of:
  o the contract value immediately following the withdrawal, or
  o the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal.

2. The Maximum Annual Withdrawal amount will be the least of:
  o the Maximum Annual Withdrawal amount immediately prior to the withdrawal;
or
  o the greater of:
   o 5% of the reduced Guaranteed Amount immediately following the withdrawal (as specified above when withdrawals exceed the Maximum Annual Withdrawal amount); or
   o 5% of the contract value immediately following the withdrawal; or
  o the new Guaranteed Amount.

The following example of the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up demonstrates the impact of a withdrawal in excess of the Maximum Annual Withdrawal amount on the Guaranteed Amount and the Maximum Annual Withdrawal amount. A $7,000 withdrawal caused a $32,000 reduction in the Guaranteed Amount.

Prior to Excess Withdrawal:
Contract Value = $60,000
Guaranteed Amount = $85,000
Maximum Annual Withdrawal = $5,000 (5% of the initial Guaranteed Amount of $100,000)

After a $7,000 Withdrawal:
Contract Value = $53,000
Guaranteed Amount = $53,000
Maximum Annual Withdrawal = $2,650

The Guaranteed Amount was reduced to the lesser of the contract value immediately following the withdrawal ($53,000) or the Guaranteed Amount immediately prior to the withdrawal, less the amount of the withdrawal ($85,000
- $7,000 = $78,000).

The Maximum Annual Withdrawal amount was reduced to the least of:
1) Maximum Annual Withdrawal amount prior to the withdrawal ($5,000); or

2) The greater of 5% of the new Guaranteed Amount ($2,650) or 5% of the contract value following the withdrawal ($2,650); or
3) The new Guaranteed Amount ($53,000).

The least of these three items is $2,650.

In a declining market, withdrawals that exceed the Maximum Annual Withdrawal amount may substantially deplete or eliminate your Guaranteed Amount and reduce your Maximum Annual Withdrawal amount.

Withdrawals in excess of the Maximum Annual Withdrawal amount will be subject to surrender charges (to the extent that total withdrawals exceed the free amount of withdrawals allowed during a contract year) and an interest adjustment on the amount withdrawn from the fixed account. Refer to the Statement of Additional Information for an example of the interest adjustment calculation.

Lifetime Withdrawals. Payment of the Maximum Annual Withdrawal amount will be guaranteed for your (contractowner) lifetime (if you purchase the Single Life option) or for the lifetimes of you (contractowner) and your spouse (if the Joint Life option is purchased), as long as:

1) No withdrawals are made before you (and your spouse if a Joint Life) are age 65; and

2) An excess withdrawal (described above) has not reduced the Maximum Annual Withdrawal amount to zero.

If the lifetime withdrawal is not in effect, the Maximum Annual Withdrawal amount will last only until the Guaranteed Amount equals zero.

If any withdrawal is made prior to the time you (or both spouses) are age 65, the Maximum Annual Withdrawal amount will not last for the lifetime(s), except in the two situations described below:

1) If a step-up of the Guaranteed Amount after age 65 causes the Maximum Annual Withdrawal amount to equal or increase from the immediately prior Maximum Annual Withdrawal amount. This typically occurs if the contract value equals or exceeds the highest, prior Guaranteed Amount. If this happens, the new Maximum Annual Withdrawal amount will automatically be available for the specified lifetime(s); or

2) The contractowner makes a one-time election to reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount. This reset will occur on the first valuation date following the Benefit Year anniversary and will be based on the Guaranteed Amount as of that valuation date. This will reduce your Maximum Annual Withdrawal amount. A contractowner would only choose this if the above situation did not occur. To reset the Maximum Annual Withdrawal amount, the following must occur:

a. the contractowner (and spouse if applicable) is age 65;

b. the contract is currently within a ten-year automatic step-up period described above (or else a contractowner submits a step-up request to start a new ten-year automatic step-up period) (the contractowner must be eligible to elect a step-up; i.e., all contractowners and the annuitant must be alive and under age 81); and

c. you have submitted this request to us in writing at least 30 days prior to the end of the Benefit Year.

As an example of these two situations, if you purchased the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up Single Life with $100,000, your initial Guaranteed Amount is $100,000 and your initial Maximum Annual Withdrawal amount is $5,000. If you make a $5,000 withdrawal at age 62, your Guaranteed Amount will decrease to $95,000. Since you did not satisfy the age 65 requirement, you do not have a lifetime Maximum Annual Withdrawal amount. If a step-up of the Guaranteed Amount after age 65 (either automatic or owner-elected) causes the Guaranteed Amount to equal or exceed $100,000, then the Maximum Annual Withdrawal amount of $5,000 (or greater) will become a lifetime payout. This is the first situation described above. However, if the Guaranteed Amount has not been reset to equal or exceed the highest prior Guaranteed Amount, then you can choose the second situation described above if you are age 65 and the contract is within a ten-year automatic step-up period. This will reset the Maximum Annual Withdrawal amount to 5% of the current Guaranteed Amount; 5% of $95,000 is $4,750. This is your new Maximum Annual Withdrawal amount which can be paid for your lifetime unless excess withdrawals are made.

The tax consequences of withdrawals and annuity payments are discussed in Federal Tax Matters.

All withdrawals you make, whether or not within the Maximum Annual Withdrawal amount, will decrease your contract value. If the contract is surrendered, the contractowner will receive the contract value (less any applicable charges, fees, and taxes) and not the Guaranteed Amount.

If your contract value is reduced to zero because of market performance, withdrawals equal to the Maximum Annual Withdrawal amount will continue for the life of you (and your spouse if applicable) if the lifetime withdrawals are in effect. If not, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount equals zero. You may not withdraw the remaining Guaranteed Amount in a lump sum.

Guaranteed Amount Annuity Payout Option. If you desire to annuitize your Guaranteed Amount, the Guaranteed Amount Annuity Payout Option is available.

The Guaranteed Amount Annuity Payment Option is a fixed annuitization in which the contractowner (and spouse if applicable) will receive the Guaranteed Amount in annual annuity payments equal to the current 5% Maximum Annual Withdrawal amount, including the lifetime Maximum Annual Withdrawals if in effect (this option is different from other annuity payment options discussed in this prospectus, including i4LIFE (Reg. TM) Advantage, which are based on your contract value). Payment frequencies other than annual may be available. Payments will continue until the Guaranteed Amount equals zero and may continue until death if the lifetime Maximum Annual Withdrawal is in effect. This may result in a partial, final payment. You would consider this option only if your contract value is less than the Guaranteed Amount (and you don't believe the contract value will ever exceed the Guaranteed Amount) and you do not wish to keep your annuity contract in force other than to pay out the Guaranteed Amount. You will have no other contract features other than the right to receive annuity payments equal to the Maximum Annual Withdrawal amount until the Guaranteed Amount equals zero.

If the contract value is zero and you have a remaining Guaranteed Amount, you may not withdraw the remaining Guaranteed Amount in a lump sum, but must elect the Guaranteed Amount Annuity Payment Option.

Death Prior to the Annuity Commencement Date. There is no provision for a lump sum payout of the Guaranteed Amount upon death of the contractowners or annuitant. At the time of death, if the contract value equals zero, no death benefit will be paid other than any applicable Maximum Annual Withdrawal amounts. All death benefit payments must be made in compliance with Internal Revenue Code Sections 72(s) or 401(a)(9) as applicable as amended from time to time. See The Contracts - Death Benefit.

Upon the death of the Single Life under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up-Single Life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will end. If the contract is continued as discussed below, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero. In the alternative, the surviving spouse can choose to become the new Single Life, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. The surviving spouse will need to be 65 before taking withdrawals to qualify for a lifetime payout. In deciding whether to make this change, the surviving spouse should consider: 1) the change a reset would cause to the Guaranteed Amount and the Maximum Annual Withdrawal amount; 2) whether it is important to have Maximum Annual Withdrawal amounts for life versus the remainder of the prior Guaranteed Amount; and 3) the cost of the Single Life option.

Upon the first death under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up-Joint Life option, the lifetime payout of the Maximum Annual Withdrawal amount, if in effect, will continue for the life of the surviving spouse. Upon the death of the surviving spouse, the lifetime payout of the Maximum Annual Withdrawal amount will end. However, if the spouse's beneficiary elects to take the annuity death benefit in installments over life expectancy, the Maximum Annual Withdrawal amount will continue until the Guaranteed Amount, if any, is zero (see below for a non-spouse beneficiary). As an alternative, after the first death, the surviving spouse may choose to change from the Joint Life option to the Single Life option, if the surviving spouse is under age 81. This will cause a reset of the Guaranteed Amount and the Maximum Annual Withdrawal amount. The new Guaranteed Amount will equal the contract value on the date of the reset and the new Maximum Annual Withdrawal amount will be 5% of the new Guaranteed Amount. This also starts a new 10 year period of automatic step-ups. At this time, the charge for the Rider will become the current charge in effect for new purchases of the Single Life option. In deciding whether to make this change, the surviving spouse should consider: 1) if the reset will cause the Guaranteed Amount and the Maximum Annual Withdrawal amount to decrease and 2) if the cost of the Single Life option is less than the cost of the Joint Life option.

If the surviving spouse of the deceased contractowner continues the contract, the remaining automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up will apply to the spouse as the new contractowner.

If a non-spouse beneficiary elects to receive the death benefit in installments over life expectancy (thereby keeping the contract in force), the beneficiary may continue the Lincoln SmartSecurity (Reg. TM) Advantage if desired. Automatic step-ups under the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up will not continue and elective step-ups of the Guaranteed Amount under both options will not be permitted. In the event the contract value declines below the Guaranteed Amount (as adjusted for withdrawals of death benefit payments), the beneficiary is assured of receiving payments equal to the Guaranteed Amount (as adjusted). Deductions for the Rider charge will continue on a quarterly basis and will be charged against the remaining Guaranteed Amount. Note: there are instances where the required installments of the death benefit, in order to be in compliance with the Internal Revenue Code as noted above, may exceed the Maximum Annual Withdrawal amount, thereby reducing the benefit of this Rider. If there are multiple beneficiaries, each beneficiary will be entitled to continue a share of the Lincoln SmartSecurity (Reg. TM) Advantage equal to his or her share of the death benefit.

Impact of Divorce on Joint Life Option. In the event of a divorce, the contractowner may change from a Joint Life Option to a Single Life Option (if the contractowner is under age 81) at the current Rider charge for new sales of the Single Life Option. At the time of the change, the Guaranteed Amount will be reset to the current contract value and the Maximum Annual Withdrawal amount will equal 5% of this new Guaranteed Amount.

After a divorce, the contractowner may keep the Joint Life Option to have the opportunity to receive lifetime payouts for the lives of the contractowner and a new spouse. This is only available if no withdrawals were made from the contract after the effective date of the Rider up to and including the date the new spouse is added to the Rider.

Termination. After the later of the fifth anniversary of the effective date of the Rider or the fifth anniversary of the most recent contractowner-elected step-up, including any step-up we administered for you, of the Guaranteed Amount, the contractowner may terminate the Rider by notifying us in writing. Lincoln SmartSecurity (Reg. TM) Advantage will automatically terminate:
 o on the annuity commencement date (except payments under the Guaranteed Amount Annuity Payment Option will continue if applicable);
 o upon the election of i4LIFE (Reg. TM) Advantage;
 o if the contractowner or annuitant is changed (except if the surviving spouse assumes ownership of the contract upon death of the contractowner) including any sale or assignment of the contract or any pledge of the contract as collateral;
 o upon the last payment of the Guaranteed Amount unless the lifetime Maximum Annual Withdrawal is in effect;
 o when a withdrawal in excess of the Maximum Annual Withdrawal amount reduces the Guaranteed Amount to zero; or
 o upon termination of the underlying annuity contract.

The termination will not result in any increase in contract value equal to the Guaranteed Amount. Upon effective termination of this Rider, the benefits and charges within this Rider will terminate.

If you terminate the Rider, you must wait one year before you can elect Lincoln SmartSecurity (Reg. TM) Advantage, or purchase Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage or any other living benefit we are offering in the future.

i4LIFE (Reg. TM) Advantage Option. Contractowners with an active Lincoln SmartSecurity (Reg. TM) Advantage who decide to terminate the Lincoln SmartSecurity (Reg. TM) Advantage rider and purchase i4LIFE (Reg. TM) Advantage can use any remaining Guaranteed Amount to establish the Guaranteed Income Benefit under the i4LIFE (Reg. TM) Advantage terms and charge in effect at the time of the i4LIFE (Reg. TM) Advantage election. Contractowners may consider this if i4LIFE (Reg. TM) Advantage will provide a higher payout amount, among other reasons. There are many factors to consider when making this decision, including the cost of the riders, the payout amounts and applicable guarantees. You should discuss this decision with your registered representative. See i4LIFE (Reg. TM) Advantage.

Availability. The Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up is available for purchase with nonqualified and qualified (IRAs and Roth IRAs) annuity contracts. All contractowners and the annuitant of the contracts with the Lincoln SmartSecurity (Reg. TM) Advantage - 1 Year Automatic Step-up must be under age 81 at the time this Rider is elected. You cannot elect the Rider on or after the purchase of i4LIFE (Reg. TM) Advantage or 4LATER (Reg. TM) Advantage or on or after the Annuity Commencement Date.

There is no guarantee that the Lincoln SmartSecurity (Reg. TM) Advantage will be available for new purchasers in the future as we reserve the right to discontinue this benefit at any time. Check with your investment representative regarding availability.


i4LIFE (Reg. TM) Advantage

i4LIFE (Reg. TM) Advantage (the Variable Annuity Payout Option Rider in your contract) is an optional annuity payout rider you may purchase at an additional cost and is separate and distinct from other annuity payout options offered under your contract and described later in this prospectus. You may also purchase either the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit or the 4LATER (Reg. TM) Guaranteed Income Benefit (described below) for an additional charge. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Charges.

i4LIFE (Reg. TM) Advantage is a payout option that provides you with variable, periodic regular income payments for life. These payouts are made during an Access Period, where you have access to the Account Value. After the Access Period ends, payouts continue for the rest of your life, during the Lifetime Income Period. i4LIFE (Reg. TM) Advantage is different from other annuity payout options provided by Lincoln because with i4LIFE (Reg. TM) Advantage, you have the ability to make additional withdrawals or surrender the contract during the Access Period. You may also purchase the Guaranteed Income Benefit which provides a minimum payout floor for your regular income payments. The initial regular income payment is calculated from the Account Value on the periodic income commencement date, a date no more than 14 days prior to the date you select to begin receiving the regular income payments. This option is available on non-qualified annuities, IRAs and Roth IRAs (check with your registered representative regarding availability with SEP markets). This option is subject to a charge (imposed only during the i4LIFE (Reg. TM) Advantage payout phase) computed daily on the average account value. See Charges and Other Deductions - i4LIFE (Reg. TM) Advantage Charges.

i4LIFE (Reg. TM) Advantage is available for contracts with a contract value of at least $50,000 and may be elected at the time of application or at any time before an annuity payout option is elected by sending a written request to our Home Office. If you purchased Lincoln Lifetime IncomeSM Advantage 2.0 or 4LATER (Reg. TM) Advantage, you must wait at least one year before you can purchase i4LIFE (Reg. TM) Advantage. When you elect i4LIFE (Reg. TM) Advantage, you must choose the annuitant, secondary life, if applicable, and make several choices about your regular income payments. The annuitant and secondary life may not be changed after i4LIFE (Reg. TM) Advantage is elected. For qualified contracts, the secondary life must be the spouse. See i4LIFE (Reg. TM) Advantage Death Benefits regarding the impact of a change to the annuitant prior to the i4LIFE (Reg. TM) Advantage election.

i4LIFE (Reg. TM) Advantage for IRA annuity contracts is only available if the annuitant and secondary life are age 591/2 or older at the time the option is elected. i4LIFE (Reg. TM) Advantage must be elected by age 85 on qualified contracts. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. Additional purchase payments may be made during the Access Period for an IRA annuity contract, unless a Guaranteed Income Benefit has been elected.

Additional purchase payments will not be accepted once i4LIFE (Reg. TM) Advantage becomes effective for a non-qualified annuity contract.

If i4LIFE (Reg. TM) Advantage is selected, the applicable transfer provisions among subaccounts and the fixed account will continue to be those specified in your annuity contract for transfers on or before the annuity commencement date. However, once i4LIFE (Reg. TM) Advantage begins, any automatic withdrawal service will terminate. See The Contracts - Transfers on or Before the Annuity Commencement Date.

When you elect i4LIFE (Reg. TM) Advantage, the death benefit that you previously elected will become the death benefit election under i4LIFE (Reg.
TM) Advantage, unless you elect a less expensive death benefit option. If you had previously elected EEB Death Benefit, you must elect a new death benefit. Existing contractowners with the Account Value death benefit, who elect i4LIFE (Reg. TM) Advantage must choose the i4LIFE (Reg. TM) Advantage Account Value death benefit. The amount paid under the new death benefit may be less than the amount that would have been paid under the death benefit provided before i4LIFE (Reg. TM) Advantage began. See The Contracts - i4LIFE (Reg. TM) Advantage Death Benefits.

Access Period. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period, which begins on the periodic income commencement date. The Access Period is a defined period of time during which we pay variable, periodic regular income payments and provide a death benefit, and during which you may surrender the contract and make withdrawals from your Account Value (defined below). At the end of the Access Period, the remaining Account Value is used to make regular income payments for the rest of your life (or the Secondary Life if applicable) and you will no longer be able to make withdrawals or surrenders or receive a death benefit. If your Account Value is reduced to zero because of withdrawals or market loss, your Access Period ends.


We will establish the minimum (currently 5 years) and maximum (currently to age 115 for non-qualified contracts; to age 100 for qualified contracts) Access Periods at the time you elect i4LIFE (Reg. TM) Advantage. Generally, shorter Access Periods will produce a higher initial regular income payment than longer Access Periods. At any time during the Access Period, and subject to the rules in effect at that time, you may extend or shorten the Access Period by sending us notice. Additional restrictions may apply if you're under age 591/2 when you request a change to the Access Period. Currently, if you extend the Access Period, it must be extended at least 5 years. If you change the Access Period, subsequent regular income payments will be adjusted accordingly, and the Account Value remaining at the end of the new Access Period will be applied to continue regular income payments for your life. Additional limitations on issue ages and features may be necessary to comply with the IRC provisions for required minimum distributions. We may reduce or terminate the Access Period for IRA i4LIFE (Reg. TM) Advantage contracts in order to keep the regular income payments in compliance with IRC provisions for required minimum distributions. The minimum Access Period requirements for Guaranteed Income Benefits are longer than the requirements for i4LIFE (Reg. TM) Advantage without a Guaranteed Income Benefit. Shortening the Access Period will terminate the Guaranteed Income Benefit. See Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage.


Account Value. The initial Account Value is the contract value on the valuation date i4LIFE (Reg. TM) Advantage is effective (or initial purchase payment if i4LIFE (Reg. TM) Advantage is purchased at contract issue), less any applicable premium taxes. During the Access Period, the Account Value on a valuation date will equal the total value of all of the contractowner's accumulation units plus the contractowner's value in the fixed account, and will be reduced by regular income payments and Guaranteed Income Benefit payments made as well as any withdrawals taken. After the Access Period ends, the remaining Account Value will be applied to continue regular income payments for your life and the Account Value will be reduced to zero.


Regular income payments during the Access Period. i4LIFE (Reg. TM) Advantage provides for variable, periodic regular income payments for as long as an annuitant (or secondary life, if applicable) is living and access to your Account Value during the Access Period. When you elect i4LIFE (Reg. TM) Advantage, you will have to choose the date you will receive the initial regular income payment, the frequency of the payments (monthly, quarterly, semi-annually or annually), how often the payment is recalculated, the length of the Access Period and the assumed investment return. These choices will influence the amount of your regular income payments. Regular income payments must begin within one year of the date you elect i4LIFE (Reg. TM) Advantage.

If you do not choose a payment frequency, the default is a monthly frequency. In most states, you may also elect to have regular income payments from non-qualified contracts recalculated only once each year rather than recalculated at the time of each payment. This results in level regular income payments between recalculation dates. Qualified contracts are only recalculated once per year, at the beginning of each calendar year. You also choose the assumed investment return. Return rates of 3%, 4%, 5%, or 6% may be available. The higher the assumed investment return you choose, the higher your initial regular income payment will be and the higher the return must be to increase subsequent regular income payments. You also choose the length of the Access Period. At this time, changes can only be made on periodic income commencement date anniversaries.

Regular income payments are not subject to any surrender charges or applicable interest adjustments. See Charges and Other Deductions. For information regarding income tax consequences of regular income payments, see Federal Tax Matters.

The amount of the initial regular income payment is determined on the periodic income commencement date by dividing the contract value (or purchase payment if elected at contract issue), less applicable premium taxes by 1000 and multiplying the result by an annuity factor. The annuity factor is based upon:
  o the age and sex of the annuitant and secondary life, if applicable;
  o the length of the Access Period selected;
  o the frequency of the regular income payments;
  o the assumed investment return you selected; and
  o the Individual Annuity Mortality table specified in your contract.

The annuity factor used to determine the regular income payments reflects the fact that, during the Access Period, you have the ability to withdraw the entire Account Value and that a death benefit of the entire Account Value will be paid to your beneficiary upon your death. These benefits during the Access Period result in a slightly lower regular income payment, during both the Access Period and the Lifetime Income Period, than would be payable if this access was not permitted and no lump-sum death benefit of the full Account Value was payable. (The contractowner must elect an Access Period of no less than the minimum Access Period which is currently set at 5 years.) The annuity factor also reflects the requirement that there be sufficient Account Value at the end of the Access Period to continue your regular income payments for the remainder of your life (and/or the secondary life if applicable), during the Lifetime Income Period, with no further access or death benefit.

The Account Value will vary with the actual net investment return of the subaccounts selected and the interest credited on the fixed account, which then determines the subsequent regular income payments during the Access Period. Each subsequent regular income payment (unless the levelized option is selected) is determined by dividing the Account Value on the applicable valuation date by 1000 and multiplying this result by an annuity factor revised to reflect the declining length of the Access Period. As a result of this calculation, the actual net returns in the Account Value are measured against the assumed investment return to determine subsequent regular income payments. If the actual net investment return (annualized) for the contract exceeds the assumed investment return, the regular income payment will increase at a rate approximately equal to the amount of such excess. Conversely, if the actual net investment return for the contract is less than the assumed investment return, the regular income payment will decrease. For example, if net investment return is 3% higher (annualized) than the assumed investment return, the regular income payment for the next year will increase by approximately 3%. Conversely, if actual net investment return is 3% lower than the assumed investment return, the regular income payment will decrease by approximately 3%.

Withdrawals made during the Access Period will also reduce the Account Value that is available for regular income payments, and subsequent regular income payments will be reduced in the same proportion that withdrawals reduce the Account Value.

For a joint life option, if either the annuitant or secondary life dies during the Access Period, regular income payments will be recalculated using a revised annuity factor based on the single surviving life, if doing so provides a higher regular income payment.

For nonqualified contracts, if the annuitant and secondary life, if applicable, both die during the Access Period, the Guaranteed Income Benefit (if any) will terminate and the annuity factor will be revised for a non-life contingent regular income payment and regular income payments will continue until the Account Value is fully paid out and the Access Period ends. For qualified contracts, if the annuitant and secondary life, if applicable, both die during the Access Period, i4LIFE (Reg. TM) Advantage (and any Guaranteed Income Benefit if applicable) will terminate.

Regular income payments during the Lifetime Income Period. The Lifetime Income Period begins at the end of the Access Period if either the annuitant or secondary life is living. Your earlier elections regarding the frequency of regular income payments, assumed investment return and the frequency of the recalculation do not change. The initial regular income payment during the Lifetime Income Period is determined by dividing the Account Value on the last valuation date of the Access Period by 1000 and multiplying the result by an annuity factor revised to reflect that the Access Period has ended. The annuity factor is based upon:
  o the age and sex of the annuitant and secondary life (if living);
  o the frequency of the regular income payments;
  o the assumed investment return you selected; and
  o the Individual Annuity Mortality table specified in your contract.

The impact of the length of the Access Period and any withdrawals made during the Access Period will continue to be reflected in the regular income payments during the Lifetime Income Period. To determine subsequent regular income payments, the contract is credited with a fixed number of annuity units equal to the initial regular income payment (during the Lifetime Income Period) divided by the annuity unit value (by subaccount). Subsequent regular income payments are determined by multiplying the number of annuity units per subaccount by the annuity unit value. Your regular income payments will vary based on the value of your annuity units. If your regular income payments are adjusted on an annual basis, the total of the annual payment is transferred to Lincoln Life's general account to be paid out based on the payment mode you selected. Your payment(s) will not be affected by market performance during that year. Your regular income payment(s) for the following year will be recalculated at the beginning of the following year based on the current value of the annuity units.

Regular income payments will continue for as long as the annuitant or secondary life, if applicable, is living, and will continue to be adjusted for investment performance of the subaccounts your annuity units are invested in (and the fixed account if applicable). Regular income payments vary with investment performance.

During the lifetime income period, there is no longer an Account Value; therefore, no withdrawals are available and no death benefit is payable. In addition, transfers are not allowed from a fixed annuity payment to a variable annuity payment.


i4LIFE (Reg. TM) Advantage Death Benefits

i4LIFE (Reg. TM) Advantage Account Value Death Benefit. The i4LIFE (Reg. TM) Advantage Account Value death benefit is available during the Access Period. This death benefit is equal to the Account Value as of the valuation date on which we approve the payment of the death claim. You may not change this death benefit once it is elected.

i4LIFE (Reg. TM) Advantage Guarantee of Principal Death Benefit. The i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit is available during the Access Period and will be equal to the greater of:
  o the Account Value as of the valuation date we approve the payment of the claim; or
  o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
   o regular income payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment; and
   o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

 References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the contract value or Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal (surrender charges for example) and premium taxes, if any.


The following example demonstrates the impact of a proportionate withdrawal on your death benefit:


         o i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit     $200,000
         o Total i4LIFE (Reg. TM) Regular Income payments                      $ 25,000
         o Additional Withdrawal                                               $15,000 ($15,000/$150,000=10% withdrawal)
         o Account Value at the time of Additional Withdrawal                  $150,000

Death Benefit Value after i4LIFE (Reg. TM) regular income payment = $200,000 - $25,000 = $175,000
Death Benefit Value after additional withdrawal = $175,000 - $17,500 = $157,500 Reduction in Death Benefit Value for Withdrawal = $175,000 X 10% = $17,500

The regular income payments reduce the death benefit by $25,000 and the additional withdrawal causes a 10% reduction in the death benefit, the same percentage that the withdrawal reduced the Account Value.

During the Access Period, contracts with the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit may elect to change to the i4LIFE (Reg.
TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit.

i4LIFE (Reg. TM) Advantage EGMDB. The i4LIFE (Reg. TM) Advantage EGMDB is only available during the Access Period. This benefit is the greatest of:
  o the Account Value as of the valuation date on which we approve the payment of the claim; or
  o the sum of all purchase payments, less the sum of regular income payments and other withdrawals where:
   o regular income payments, including withdrawals to provide the Guaranteed Income Benefit, reduce the death benefit by the dollar amount of the payment; and
   o all other withdrawals, if any, reduce the death benefit in the same proportion that withdrawals reduce the contract value or Account Value.

 References to purchase payments and withdrawals include purchase payments and withdrawals made prior to the election of i4LIFE (Reg. TM) Advantage if your contract was in force with the Guarantee of Principal or greater death benefit option prior to that election; or
  o the highest Account Value or contract value on any contract anniversary date (including the inception date of the contract) after the EGMDB is effective (determined before the allocation of any purchase payments on that contract anniversary) prior to the 81st birthday of the deceased and prior to the date of death. The highest Account Value or contract value is increased by purchase payments and is decreased by regular income payments, including withdrawals to provide the Guaranteed Income Benefits and all other withdrawals subsequent to the anniversary date on which the highest Account Value or contract value is obtained. Regular income payments and withdrawals are deducted in the same proportion that regular income payments and withdrawals reduce the contract value or Account Value.

When determining the highest anniversary value, if you elected the EGMDB (or more expensive death benefit option) prior to electing i4LIFE (Reg. TM) Advantage and this death benefit was in effect when you purchased i4LIFE (Reg.
TM) Advantage, we will look at the contract value before i4LIFE (Reg. TM) Advantage and the Account Value after the i4LIFE (Reg. TM) Advantage election to determine the highest anniversary value.

In a declining market, withdrawals which are deducted in the same proportion that withdrawals reduce the Account Value, may have a magnified effect on the reduction of the death benefit payable. All references to withdrawals include deductions for any applicable charges associated with that withdrawal (surrender charges for example) and premium taxes, if any.

Contracts with the i4LIFE (Reg. TM) Advantage EGMDB may elect to change to the i4LIFE (Reg. TM) Advantage Guarantee of Principal or i4LIFE (Reg. TM) Advantage Account Value death benefit. We will effect the change in death benefit on the valuation date we receive a completed election form at our Home Office, and we will begin deducting the lower i4LIFE (Reg. TM) Advantage charge at that time. Once the change is effective, you may not elect to return to the i4LIFE (Reg.
TM) Advantage EGMDB.

General Death Benefit Provisions. For all death benefit options, following the Access Period, there is no death benefit. The death benefits also terminate when the Account Value equals zero, because the Access Period terminates.

If there is a change in the contractowner, joint owner or annuitant during the life of the contract, for any reason other than death, the only death benefit payable for the new person will be the i4LIFE (Reg. TM) Advantage Account Value death benefit.

For non-qualified contracts, upon the death of the contractowner, joint owner or annuitant, the contractowner (or beneficiary) may elect to terminate the contract and receive full payment of the death benefit or may elect to continue the contract and receive regular income payments. Upon the death of the secondary life, who is not also an owner, only the surrender value is paid.

If you are the owner of an IRA annuity contract, and there is no secondary life, and you die during the Access Period, the i4LIFE (Reg. TM) Advantage will terminate. A spouse beneficiary may start a new i4LIFE (Reg. TM) Advantage program.

If a death occurs during the Access Period, the value of the death benefit will be determined as of the valuation date we approve the payment of the claim. Approval of payment will occur upon our receipt of all the following:

1. proof (e.g. an original certified death certificate), or any other proof of death satisfactory to us; and

2. written authorization for payment; and

3. all required claim forms, fully completed (including selection of a settlement option).

Notwithstanding any provision of this contract to the contrary, the payment of death benefits provided under this contract must be made in compliance with Code Section 72(s) or 401(a)(9) as applicable, as amended from time to time. Death benefits may be taxable. See Federal Tax Matters.

Upon notification to us of the death, regular income payments may be suspended until the death claim is approved. Upon approval, a lump sum payment for the value of any suspended payments will be made as of the date the death claim is approved, and regular income payments will continue, if applicable. The excess, if any, of the death benefit over the Account Value will be credited into the contract at that time.

If a lump sum settlement is elected, the proceeds will be mailed within seven days of approval by us of the claim subject to the laws, regulations and tax code governing payment of death benefits. This payment may be postponed as permitted by the Investment Company Act of 1940.


Guaranteed Income Benefit with i4LIFE (Reg. TM) Advantage

A Guaranteed Income Benefit is available for purchase when you elect i4LIFE (Reg. TM) Advantage which ensures that your regular income payments will never be less than a minimum payout floor, regardless of the actual investment performance of your contract. See Charges and Other Deductions for a discussion of the Guaranteed Income Benefit charges.

As discussed below, certain features of the Guaranteed Income Benefit may be impacted if you purchased Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 (withdrawal benefit riders) prior to electing i4LIFE (Reg. TM) Advantage with the Guaranteed Income Benefit (annuity payout rider). Refer to the 4LATER (Reg. TM) Advantage section of this prospectus for a discussion of the 4LATER (Reg. TM) Guaranteed Income Benefit.

Additional purchase payments cannot be made to a contract with the Guaranteed Income Benefit. You are also limited in how much you can invest in certain subaccounts. See the Contracts - Investment Requirements.

There is no guarantee that the i4LIFE (Reg. TM) Guaranteed Income Benefit option will be available to elect in the future, as we reserve the right to discontinue this option at any time. In addition, we may make different versions of the Guaranteed Income Benefit available to new purchasers or may create different versions for use with various Living Benefit riders. However, a contractowner with the Lincoln Lifetime IncomeSM Advantage
2.0 who decides to drop Lincoln Lifetime IncomeSM Advantage 2.0 to purchase i4LIFE (Reg. TM) Advantage will be guaranteed the right to purchase the Guaranteed Income Benefit under the terms set forth in the Lincoln Lifetime IncomeSM Advantage 2.0 rider.

i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, if available, is elected when you elect i4LIFE (Reg. TM) Advantage or during the Access Period, if still available for election, subject to terms and conditions at that time. You may choose not to purchase the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit at the time you purchase i4LIFE (Reg. TM) Advantage by indicating that you do not want the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit on the election form at the time that you purchase i4LIFE (Reg. TM) Advantage. If you intend to use the Guaranteed Amount from the Lincoln SmartSecurity (Reg. TM) Advantage rider or the greater of the Account Value or Income Base from the Lincoln Lifetime IncomeSM Advantage 2.0 rider to establish the Guaranteed Income Benefit, you must elect the Guaranteed Income Benefit at the time you elect i4LIFE (Reg. TM) Advantage.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. See i4LIFE (Reg. TM) Advantage - General i4LIFE (Reg. TM) Provisions for an example.

Guaranteed Income Benefit (version 4). For Guaranteed Income Benefit (version
4) the initial Guaranteed Income Benefit will be an amount equal to a specified percentage of your Account Value, based on your age (or the age of the youngest life under a joint life option) at the time the Guaranteed Income Benefit is elected. The specified percentages of the Account Value and the corresponding age-bands for calculating the initial Guaranteed Income Benefit are outlined in the table below.

Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit


Age                     Percentage of Account Value, Income Base or Guaranteed Amount*
-------------------    ---------------------------------------------------------------
  Under 40                                            2.5%
  40 - 54                                             3.0%
  55 - under 59.5                                     3.5%
  59.5 - 64                                           4.0%
  65 - 69                                             4.5%
  70 - 79                                             5.0%
  80 and above                                       5.50%

*Purchasers of Lincoln SmartSecurity (Reg. TM) Advantage may use any remaining Guaranteed Amount (if greater than the contract value) to calculate the initial Guaranteed Income Benefit. Purchasers of Lincoln Lifetime IncomeSM Advantage
2.0 may use any remaining Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or the rider's effective date (if there has not been any Automatic Annual Step-up) if greater than the contract value to establish the initial Guaranteed Income Benefit.


If the amount of your i4LIFE (Reg. TM) Advantage regular income payment has fallen below the Guaranteed Income Benefit, because of poor investment results, a payment equal to the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit is the minimum payment you will receive. If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the Guaranteed Income Benefit, the Guaranteed Income Benefit will never come into effect. If the Guaranteed Income Benefit is paid, it will be paid with the same frequency as your regular income payment. If your regular income payment is less than the Guaranteed Income Benefit, we will reduce the Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the Guaranteed Income Benefit (in other words, Guaranteed Income Benefit payments reduce the Account Value by the entire amount of the Guaranteed Income Benefit payment). (Regular income payments also reduce the Account Value). This payment will be made from the variable subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

If your Account Value reaches zero as a result of payments to provide the Guaranteed Income Benefit, we will continue to pay you an amount equal to the Guaranteed Income Benefit. If your Account Value reaches zero, your Access Period will end and your Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled, and will reduce your death benefit. If your Account Value equals zero, no death benefit will be paid. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the Guaranteed Income Benefit for as long as the annuitant (or the secondary life, if applicable) is living.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM) Account Value:

         o i4LIFE (Reg. TM) Account Value before market decline      $135,000
         o i4LIFE (Reg. TM) Account Value after market decline       $100,000
         o Guaranteed Income Benefit                                 $    810
         o Regular Income Payment after market decline               $    769
         o Account Value after market decline and Guaranteed         $ 99,190
         Income Benefit payment

The contractowner receives an amount equal to the Guaranteed Income Benefit. The entire amount of the Guaranteed Income Benefit is deducted from the Account Value.

The Guaranteed Income Benefit (version 4) will automatically step up every year to 75% of the current regular income payment, if that result is greater than the immediately prior Guaranteed Income Benefit. For non-qualified contracts, the step-up will occur annually on the first valuation date on or after each periodic income commencement date anniversary starting on the first periodic income commencement date anniversary. For qualified contracts, the step-up will occur annually on the valuation date of the first periodic income payment of each calendar year. The first step-up is the valuation date of the first periodic income payment in the next calendar year following the periodic income commencement date.

The following example illustrates how the initial Guaranteed Income Benefit (version 4) is calculated for a 60-year old contractowner with a nonqualified contract, and how a step-up would increase the Guaranteed Income Benefit in a subsequent year. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 4% for a 60-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. The example also assumes that the Account Value has increased due to positive investment returns resulting in a higher recalculated regular income payment. See The Contracts- i4LIFE (Reg. TM) Advantage-Regular income payments during the Access Period for a discussion of recalculation of the regular income payment.



8/1/2010 Amount of initial regular income payment:                                  $  5,051
8/1/2010 Account Value at election of Guaranteed Income Benefit (version 4):        $100,000
8/1/2010 Initial Guaranteed Income Benefit (4% times $100,000 Account Value):       $  4,000
8/1/2011 Recalculated regular income payment:                                       $  6,000
8/1/2011 Guaranteed Income Benefit after step-up (75% of $6,000):                   $  4,500

The contractowner's Guaranteed Income Benefit was increased to 75% of the recalculated regular income payment.


At the time of a step-up of the Guaranteed Income Benefit the i4LIFE (Reg. TM) Guaranteed Income Benefit percentage charge may increase subject to the maximum guaranteed charge of 2.00%. This means that your charge may change every year. If we automatically administer a new step-up for you and if your percentage charge is increased, you may ask us to reverse the step-up by giving us notice within 30 days after the date of the step-up. If we receive notice of your request to reverse the step-up, on a going forward basis, we will decrease the percentage charge to the percentage charge in effect before the step-up occurred. Any increased charges paid between the time of the step-up and the date we receive your notice to reverse the step-up will not be reimbursed. Step-ups will continue after a request to reverse a step-up. i4LIFE (Reg. TM) Advantage charges are in addition to the Guaranteed Income Benefit charges. We will provide you with written notice when a step-up will result in an increase to the current charge so that you may give us timely notice if you wish to reverse a step-up.

The next section describes certain guarantees in living benefit riders relating to the election of the Guaranteed Income Benefit.

Lincoln Lifetime IncomeSM Advantage 2.0. Contractowners who purchase Lincoln Lifetime IncomeSM Advantage 2.0 are guaranteed the ability in the future to purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) even if it is no longer available for sale. They are also guaranteed that the Guaranteed Income Benefit percentage and Access Period requirements will be at least as favorable as those available at the time they purchase Lincoln Lifetime IncomeSM Advantage 2.0. See The Contracts- Lincoln Lifetime IncomeSM Advantage 2.0.

Contractowners with an active Lincoln Lifetime IncomeSM Advantage 2.0 may decide to drop Lincoln Lifetime IncomeSM Advantage 2.0 and purchase i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). If this decision is made, the contractowner can use the Lincoln Lifetime IncomeSM Advantage 2.0 Income Base reduced by all Guaranteed Annual Income payments since the last Automatic Annual Step-up or since the rider's effective date (if there has not been an Automatic Annual Step-up) if greater than the contract value to establish the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) at the terms in effect for purchasers of this rider.

Lincoln SmartSecurity (Reg. TM) Advantage. Contractowners who purchased the Lincoln SmartSecurity (Reg. TM) Advantage are guaranteed that they may use the remaining Guaranteed Amount (if greater than the contract value) at the time the initial Guaranteed Income Benefit is determined, to calculate the Guaranteed Income Benefit. The initial Guaranteed Income Benefit will be equal to the applicable percentage based on either the contractowner's age (single life) or the youngest age of either the contractowner or secondary life (if applicable) , at the time the Guaranteed Income Benefit is elected, multiplied by the remaining Guaranteed Amount. The applicable percentage is found in the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. In other words, the initial

Guaranteed Income Benefit will equal the applicable percentage based on the contractowner's age multiplied by the remaining Guaranteed Amount (if greater than the contract value).

The following is an example of how the Guaranteed Amount from Lincoln SmartSecurity (Reg. TM) Advantage or the Income Base from Lincoln Lifetime IncomeSM Advantage 2.0 may be used to calculate the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4). The example assumes that on the date that i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit (version 4) is elected the contractowner is 70 years of age and has made no withdrawals from the contract. The percentage of the Account Value used to calculate the initial Guaranteed Income Benefit is 5% for a 70-year old per the Age-Banded Percentages for Calculating Initial Guaranteed Income Benefit table above. The example assumes an annual payment mode has been elected.



         Account Value (equals contract value on date i4LIFE (Reg. TM)      $100,000
         Advantage with Guaranteed Income Benefit (version 4) is
         elected):
         Guaranteed Amount/Income Base on date i4LIFE (Reg. TM)             $120,000
         Advantage with Guaranteed Income Benefit (version 4) is
         elected:
         Amount of initial regular income payment:                          $  5,992    per year
         Initial Guaranteed Income Benefit (5% x $120,000                   $  6,000
         Guaranteed Amount/Income Base which is greater than
         $100,000 Account Value):

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. When you select the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, certain restrictions will apply to your contract:
  o A 4% assumed investment return (AIR) will be used to calculate the regular income payments.
  o The minimum Access Period required for Guaranteed Income Benefit (version
     4) is the longer of 20 years or the difference between your age (nearest birthday) and age 90. We may change this Access Period requirement prior to election of the Guaranteed Income Benefit. If you use the greater of the Account Value or Income Base under Lincoln Lifetime IncomeSM Advantage
     2.0 to calculate the Guaranteed Income Benefit after the fifth anniversary of the rider's effective date, the minimum Access Period will be the longer of 15 years or the difference between your age (nearest birthday) and age 85.
  o The maximum Access Period available for this benefit is to age 115 for non-qualified contracts; to age 100 for qualified contracts.

If you choose to lengthen your Access Period (which must be increased by a minimum of 5 years), your regular income payment will be reduced, but the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will not be affected. If you choose to shorten your Access Period, the i4LIFE (Reg. TM) Advantage with Guaranteed Income Benefit will terminate.

The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will terminate due to any of the following events:
  o the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint payout was elected); or
  o a contractowner requested decrease in the Access Period or a change to the regular income payment frequency; or
  o upon written notice to us; or
  o assignment of the contract.

A termination due to a decrease in the Access Period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified. However if you used the greater of the Account Value or Income Base under Lincoln Lifetime IncomeSM Advantage 2.0 to establish the Guaranteed Income Benefit any termination of the Guaranteed Income Benefit will also result in a termination of the i4LIFE (Reg. TM) Advantage election. If you terminate the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit you may be able to re-elect it, if available, after one year. The election will be treated as a new purchase, subject to the terms and charges in effect at the time of election and the i4LIFE (Reg. TM) Advantage regular income payments will be recalculated. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election.

Availability. The Guaranteed Income Benefit (version 4) will be available with qualified and nonqualified (IRAs and Roth IRAs) annuity contracts upon approval in your state. The contractowner must be under age 96 for nonqualified contracts and under age 81 for qualified contracts at the time this rider is elected.

Withdrawals. You may request a withdrawal at any time prior to or during the Access Period. We reduce the Account Value by the amount of the withdrawal, and all subsequent regular income payments and Guaranteed Income Benefit payments, if applicable, will be reduced proportionately. Withdrawals may have tax consequences. See Federal Tax Matters. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The interest adjustment may apply.

The following example demonstrates the impact of a withdrawal on the regular income payments and the Guaranteed Income Benefit payments:



         o i4LIFE (Reg. TM) Regular Income Payment before Withdrawal      $  1,200
         o Guaranteed Income Benefit before Withdrawal                    $    900
         o Account Value at time of Additional Withdrawal                 $150,000
         o Additional Withdrawal                                          $ 15,000   (a 10% withdrawal)

     Reduction in i4LIFE (Reg. TM) Regular Income payment for Withdrawal = $1,200 X 10 % = $120
     i4LIFE (Reg. TM) Regular Income payment after Withdrawal = $1,200 - $120 = $1,080

     Reduction in Guaranteed Income Benefit for Withdrawal = $900 X 10% = $90 Guaranteed Income Benefit after Withdrawal = $900 - $90 = $810

Surrender. At any time prior to or during the Access Period, you may surrender the contract by withdrawing the surrender value. If the contract is surrendered, the contract terminates and no further regular income payments will be made. Withdrawals are subject to any applicable surrender charges except when amounts may be withdrawn free of surrender charges. See Charges and Other Deductions. The interest adjustment may apply.

Termination. For IRA annuity contracts, you may terminate i4LIFE (Reg. TM) Advantage prior to the end of the Access Period by notifying us in writing. The termination will be effective on the next valuation date after we receive the notice and your contract will return to the accumulation phase. Your i4LIFE (Reg. TM) Advantage death benefit will terminate and you may choose the Guarantee of Principal (if you had the i4LIFE (Reg. TM) Advantage Guarantee of Principal death benefit) or Account Value death benefit options. Upon termination, we will stop assessing the charge for i4LIFE (Reg. TM) Advantage and begin assessing the mortality and expense risk charge and administrative charge associated with the new death benefit option. Your contract value upon termination will be equal to the Account Value on the valuation date we terminate i4LIFE (Reg. TM) Advantage.

For non-qualified contracts, you may not terminate i4LIFE (Reg. TM) Advantage once you have elected it.


4LATER (Reg. TM) Advantage

4LATER (Reg. TM) Advantage is a rider that is available to protect against market loss by providing you with a method to receive a minimum payout from your annuity. The rider provides an Income Base (described below) prior to the time you begin taking payouts from your annuity. If you elect 4LATER (Reg. TM) Advantage, you must elect i4LIFE (Reg. TM) Advantage with the 4LATER (Reg. TM) Guaranteed Income Benefit to receive a benefit from 4LATER (Reg. TM) Advantage. Election of these riders may limit how much you can invest in certain subaccounts. See The Contracts-Investment Requirements. See Charges and Other Deductions for a discussion of the 4LATER (Reg. TM) Advantage charge.


4LATER (Reg. TM) Advantage Before Payouts Begin

The following discussion applies to 4LATER (Reg. TM) Advantage during the accumulation phase of your annuity, referred to as 4LATER (Reg. TM). This is prior to the time any payouts begin under i4LIFE (Reg. TM) Advantage with the 4LATER (Reg. TM) Guaranteed Income Benefit.

Income Base. The Income Base is a value established when you purchase 4LATER (Reg. TM) and will only be used to calculate the minimum payouts available under your contract at a later date. The Income Base is not available for withdrawals or as a death benefit. If you elect 4LATER (Reg. TM) at the time you purchase the contract, the Income Base initially equals the purchase payments. If you elect 4LATER (Reg. TM) after we issue the contract, the Income Base will initially equal the contract value on the 4LATER (Reg. TM) Effective Date. Additional purchase payments automatically increase the Income Base by the amount of the purchase payments. Additional purchase payments will not be allowed if the contract value is zero. Each withdrawal reduces the Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

As described below, during the accumulation phase, the Income Base will be automatically enhanced by 15% (adjusted for additional purchase payments and withdrawals as described in the Future Income Base section below) at the end of each Waiting Period. In addition, after the Initial Waiting Period, you may elect to reset your Income Base to the current contract value if your contract value has grown beyond the 15% enhancement. You may elect this reset on your own or you may choose to have Lincoln Life automatically reset the Income Base for you at the end of each Waiting Period. These reset options are discussed below. Then, when you are ready to elect i4LIFE (Reg. TM) Advantage and establish the 4LATER (Reg. TM) Guaranteed Income Benefit, the Income Base (if higher than the contract value) is used in the 4LATER (Reg. TM) Advantage Guaranteed Income Benefit calculation.

Waiting Period. The Waiting Period is each consecutive 3-year period which begins on the 4LATER (Reg. TM) Effective Date, or on the date of any reset of the Income Base to the contract value. At the end of each completed Waiting Period, the Income Base is increased by 15% (as adjusted for purchase payments and withdrawals) to equal the Future Income Base as discussed below. The Waiting Period is also the amount of time that must pass before the Income Base can be reset to the current contract value. A new Waiting Period begins after each reset and must be completed before the next 15% enhancement or another reset occurs.

Future Income Base. 4LATER (Reg. TM) provides a 15% automatic enhancement to the Income Base after a 3-year Waiting Period. This enhancement will continue every 3 years until i4LIFE (Reg. TM) Advantage is elected, you terminate 4LATER (Reg. TM) or you reach the Maximum Income Base. See Maximum Income Base. During the Waiting Period, the Future Income Base is established to provide the value of this 15% enhancement on the Income Base. After each 3-year Waiting Period is satisfied, the Income Base is increased to equal the value of the Future Income Base. The 4LATER (Reg. TM) charge will then be assessed on this newly adjusted Income Base, but the percentage charge will not change.

Any purchase payment made after the 4LATER (Reg. TM) Effective Date, but within 90 days of the contract effective date, will increase the Future Income Base by the amount of the purchase payment, plus 15% of that purchase payment.


Example:


         Initial Purchase Payment                                $100,000
         Purchase Payment 60 days later                          $ 10,000
                                                                 --------
         Income Base                                             $110,000
         Future Income Base (during the 1st Waiting Period)      $126,500   ($110,000 x 115%)
         Income Base (after 1st Waiting Period)                  $126,500
         New Future Income Base (during 2nd Waiting Period)      $145,475   ($126,500 x 115%)

Any purchase payments made after the 4LATER (Reg. TM) Effective Date and more than 90 days after the contract effective date will increase the Future Income Base by the amount of the purchase payment plus 15% of that purchase payment on a pro-rata basis for the number of full years remaining in the current Waiting Period.


Example:


         Income Base                                                $100,000
         Purchase Payment in Year 2                                 $ 10,000
                                                                    --------
         New Income Base                                            $110,000
         Future Income Base (during 1st Waiting Period-Year 2)      $125,500   ($100,000 x 115%) + ($10,000 x 100%) +
                                                                               (10,000 x 15% x 1/3)
         Income Base (after 1st Waiting Period)                     $125,500
         New Future Income Base (during 2nd Waiting Period)         $144,325   (125,500 x 115%)

Withdrawals reduce the Future Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.

During any subsequent Waiting Periods, if you elect to reset the Income Base to the contract value, the Future Income Base will equal 115% of the contract value on the date of the reset and a new Waiting Period will begin. See Resets of the Income Base to the current contract value below.

In all situations, the Future Income Base is subject to the Maximum Income Base described below. The Future Income Base is never available to the contractowner to establish a 4LATER (Reg. TM) Advantage Guaranteed Income Benefit, but is the value the Income Base will become at the end of the Waiting Period.

Maximum Income Base. The Maximum Income Base is equal to 200% of the Income Base on the 4LATER (Reg. TM) Effective Date. The Maximum Income Base will be increased by 200% of any additional purchase payments. In all circumstances, the Maximum Income Base can never exceed $10,000,000. This maximum takes into consideration the combined Income Bases for all Lincoln Life contracts (or contracts issued by our affiliates) owned by you or on which you are the annuitant.

After a reset to the current contract value, the Maximum Income Base will equal 200% of the contract value on the valuation date of the reset not to exceed $10,000,000.

Each withdrawal will reduce the Maximum Income Base in the same proportion as the amount withdrawn reduces the contract value on the valuation date of the withdrawal.


Example:

      Income Base                             $100,000      Maximum Income Base                   $200,000
      Purchase Payment in Year 2              $ 10,000      Increase to Maximum Income Base       $ 20,000
      New Income Base                         $110,000      New Maximum Income Base               $220,000
      Future Income Base after Purchase       $125,500      Maximum Income Base                   $220,000
       Payment

      Income Base (after 1st Waiting          $125,500
       Period)
      Future Income Base (during 2nd          $144,325      Maximum Income Base                   $220,000
       Waiting Period)

      Contract Value in Year 4                $112,000
      Withdrawal of 10%                       $ 11,200

      After Withdrawal (10% adjustment)
-----------------------------------------
      Contract Value                          $100,800
      Income Base                             $112,950
      Future Income Base                      $129,892      Maximum Income Base                   $198,000

Resets of the Income Base to the current contract value ("Resets"). You may elect to reset the Income Base to the current contract value at any time after the initial Waiting Period following: (a) the 4LATER (Reg. TM) Effective Date or (b) any prior reset of the Income Base. Resets are subject to a maximum of $10,000,000 and the annuitant must be under age 81. You might consider resetting the Income Base if your contract value has increased above the Income Base (including the 15% automatic Enhancements) and you want to lock-in this increased amount to use when setting the Guaranteed Income Benefit. If the Income Base is reset to the contract value, the 15% automatic Enhancement will not apply until the end of the next Waiting Period.

This reset may be elected by sending a written request to our Home Office or by specifying at the time of purchase that you would like us to administer this reset election for you. If you want us to administer this reset for you, at the end of each 3-year Waiting Period, if the contract value is higher than the Income Base (after the Income Base has been reset to the Future Income Base), we will implement this election and the Income Base will be equal to the contract value on that date. We will notify you that a reset has occurred. This will continue until you elect i4LIFE (Reg. TM) Advantage, the annuitant reaches age 81, or you reach the Maximum Income Base. If we administer this reset election for you, you have 30 days after the election to notify us if you wish to reverse this election and have your Income Base increased to the Future Income Base instead. You may wish to reverse this election if you are not interested in the increased charge. If the contract value is less than the Income Base on any reset date, we will not administer this reset. We will not attempt to administer another reset until the end of the next 3-year Waiting Period; however, you have the option to request a reset during this period by sending a written request to our Home Office.

At the time of each reset (whether you elect the reset or we administer the reset for you), the annual charge will change to the current charge in effect at the time of the reset, not to exceed the guaranteed maximum charge. At the time of reset, a new Waiting Period will begin. Subsequent resets may be elected at the end of each new Waiting Period. The reset will be effective on the next valuation date after notice of the reset is approved by us.

We reserve the right to restrict resets to Benefit Year anniversaries. The Benefit Year is the 12-month period starting with the 4LATER (Reg. TM) Effective Date and starting with each anniversary of the 4LATER (Reg. TM) Effective Date after that. If the contractowner elects to reset the Income Base, the Benefit Year will begin on the effective date of the reset and each anniversary of the effective date of the reset after that.

Eligibility. To purchase 4LATER (Reg. TM) Advantage, the annuitant must be age 80 or younger. If you plan to elect i4LIFE (Reg. TM) Advantage within three years of the issue date of 4LATER (Reg. TM) Advantage, you will not receive the benefit of the Future Income Base.

4LATER (Reg. TM) Rider Effective Date. If 4LATER (Reg. TM) is elected at contract issue, then it will be effective on the contract's effective date. If 4LATER (Reg. TM) is elected after the contract is issued (by sending a written request to our Home Office), then it will be effective on the next valuation date following approval by us.


4LATER (Reg. TM) Guaranteed Income Benefit

When you are ready to elect i4LIFE (Reg. TM) Advantage regular income payments, the greater of the Income Base accumulated under 4LATER (Reg. TM) or the contract value will be used to calculate the 4LATER (Reg. TM) Guaranteed Income Benefit. The 4LATER (Reg. TM) Guaranteed Income Benefit is a minimum payout floor for your i4LIFE (Reg. TM) Advantage regular income payments. See Charges and Other Deductions for a discussion of the 4LATER (Reg. TM) Guaranteed Income Benefit charge.

The Guaranteed Income Benefit will be determined by dividing the greater of the Income Base or contract value (or Guaranteed Amount if applicable) on the periodic income commencement date, by 1000 and multiplying the result by the rate per $1000 from the

Guaranteed Income Benefit Table in your 4LATER (Reg. TM) Rider. If the contract value is used to establish the 4LATER (Reg. TM) Guaranteed Income Benefit, this rate provides a Guaranteed Income Benefit not less than 75% of the initial i4LIFE (Reg. TM) Advantage regular income payment (which is also based on the contract value). If the Income Base is used to establish the Guaranteed Income Benefit (because it is larger than the contract value), the resulting Guaranteed Income Benefit will be more than 75% of the initial i4LIFE (Reg. TM) Advantage regular income payment.

If the amount of your i4LIFE (Reg. TM) Advantage regular income payment (which is based on your i4LIFE (Reg. TM) Advantage Account Value) has fallen below the 4LATER (Reg. TM) Guaranteed Income Benefit, because of poor investment results, a payment equal to the 4LATER (Reg. TM) Guaranteed Income Benefit is the minimum payment you will receive. If the 4LATER (Reg. TM) Guaranteed Income Benefit is paid, it will be paid with the same frequency as your i4LIFE (Reg.
TM) Advantage regular income payment. If your regular income payment is less than the 4LATER (Reg. TM) Guaranteed Income Benefit, we will reduce your i4LIFE (Reg. TM) Advantage Account Value by the regular income payment plus an additional amount equal to the difference between your regular income payment and the 4LATER (Reg. TM) Guaranteed Income Benefit. This withdrawal from your Account Value will be made from the subaccounts and the fixed account on a pro-rata basis according to your investment allocations.

The following example illustrates how poor investment performance, which results in a Guaranteed Income Benefit payment, affects the i4LIFE (Reg. TM) Account Value:



         o i4LIFE (Reg. TM) Account Value before market decline      $135,000
         o i4LIFE (Reg. TM) Account Value after market decline       $100,000
         o Guaranteed Income Benefit                                 $    810
         o Regular Income Payment after market decline               $    769
         o Account Value after market decline and Guaranteed         $ 99,190
         Income Benefit payment

If your Account Value reaches zero as a result of withdrawals to provide the 4LATER (Reg. TM) Guaranteed Income Benefit, we will continue to pay you an amount equal to the 4LATER (Reg. TM) Guaranteed Income Benefit.

When your Account Value reaches zero, your i4LIFE (Reg. TM) Advantage Access Period will end and the i4LIFE (Reg. TM) Advantage Lifetime Income Period will begin. Additional amounts withdrawn from the Account Value to provide the 4LATER (Reg. TM) Guaranteed Income Benefit may terminate your Access Period earlier than originally scheduled and will reduce your death benefit. See i4LIFE (Reg. TM) Advantage Death Benefits. After the Access Period ends, we will continue to pay the 4LATER (Reg. TM) Guaranteed Income Benefit for as long as the annuitant (or the secondary life, if applicable) is living (i.e., the i4LIFE (Reg. TM) Advantage Lifetime Income Period). If your Account Value equals zero, no death benefit will be paid.

If the market performance in your contract is sufficient to provide regular income payments at a level that exceeds the 4LATER (Reg. TM) Guaranteed Income Benefit, the 4LATER (Reg. TM) Guaranteed Income Benefit will never come into effect.

The 4LATER (Reg. TM) Advantage Guaranteed Income Benefit will automatically step-up every three years to 75% of the then current regular income payment, if that result is greater than the immediately prior 4LATER (Reg. TM) Guaranteed Income Benefit. The step-up will occur on every third periodic income commencement date anniversary for 15 years. At the end of a 15-year step-up period, the contractowner may elect a new 15-year step-up period by submitting a written request to the Home Office. If you prefer, when you start the Guaranteed Income Benefit, you can request that Lincoln Life administer this election for you. At the time of a reset of the 15 year period, the charge for the 4LATER (Reg. TM) Guaranteed Income Benefit will become the current charge up to the guaranteed maximum charge of 1.50% (i4LIFE (Reg. TM) Advantage charges are in addition to the Guaranteed Income Benefit charge). After we administer this election, you have 30 days to notify us if you wish to reverse the election (because you do not wish to incur the additional cost). If we receive this notice, we will decrease the percentage charge, on a going forward basis, to the percentage charge in effect before the step-up occurred.

Additional purchase payments cannot be made to your contract after the periodic income commencement date. The 4LATER (Reg. TM) Guaranteed Income Benefit is reduced by withdrawals (other than regular income payments) in the same proportion that the withdrawals reduce the Account Value. You may want to discuss the impact of additional withdrawals with your financial adviser.

Impacts to i4LIFE (Reg. TM) Advantage Regular Income Payments. At the time you elect i4LIFE (Reg. TM) Advantage, you also select the Access Period. See i4LIFE (Reg. TM) Advantage - Access Period. Generally, shorter Access Periods will produce a higher initial i4LIFE (Reg. TM) Advantage regular income payment and higher Guaranteed Income Benefit payments than longer Access Periods. The minimum Access Period required with the 4LATER (Reg. TM) Guaranteed Income Benefit currently is the longer of 15 years or the difference between your current age (nearest birthday) and age 85. We reserve the right to increase this minimum prior to election of 4LATER (Reg. TM) Advantage, subject to the terms in your rider. (Note: i4LIFE (Reg. TM) Advantage may allow a shorter Access Period if a Guaranteed Income Benefit is not provided.)

If you choose to lengthen your Access Period at a later date, thereby recalculating and reducing your regular income payment, your 4LATER (Reg. TM) Guaranteed Income Benefit will also be recalculated and reduced. The 4LATER (Reg. TM) Guaranteed Income Benefit will be adjusted in proportion to the reduction in the regular income payment. If you choose to shorten your Access Period, the 4LATER (Reg. TM) Rider will terminate.

When you make your 4LATER (Reg. TM) Guaranteed Income Benefit and i4LIFE (Reg.
TM) Advantage elections, you must also choose an assumed investment return of 4% to calculate your i4LIFE (Reg. TM) Advantage regular income payments. Once you have elected 4LATER (Reg. TM), the assumed investment return rate will not change; however, we may change the required assumed investment return rate in the future for new purchasers only.

The following is an example of what happens when you extend the Access Period:

     Assume:
     i4LIFE (Reg. TM) Advantage remaining Access Period = 10 years Current i4LIFE (Reg. TM) Advantage regular income payment = $6,375 Current 4LATER (Reg. TM) Guaranteed Income Benefit = $5,692

     Extend Access Period 5 years:
     i4LIFE (Reg. TM) Advantage regular income payment after extension = $5,355 Percentage change in i4LIFE (Reg. TM) Advantage regular income payment =
 $5,355 - $6,375 = 84%
     New 4LATER (Reg. TM) Guaranteed Income Benefit = $5,692 x 84% = $4,781


General Provisions of 4LATER (Reg. TM) Advantage

Termination. After the later of the third anniversary of the 4LATER (Reg. TM) Rider Effective Date or the most recent Reset, the 4LATER (Reg. TM) Rider may be terminated upon written notice to us. Prior to the periodic income commencement date, 4LATER (Reg. TM) will automatically terminate upon any of the following events:
 o termination of the contract to which the 4LATER (Reg. TM) Rider is attached;
 o the change of or the death of the annuitant (except if the surviving spouse assumes ownership of the contract and the role of the annuitant upon death of the contractowner); or
 o the change of contractowner (except if the surviving spouse assumes ownership of the contract and the role of annuitant upon the death of the contractowner), including the assignment of the contract.

After the periodic income commencement date, the 4LATER (Reg. TM) Rider will terminate due to any of the following events:
 o the death of the annuitant (or the later of the death of the annuitant or secondary life if a joint payout was elected); or
 o a contractowner requested decrease in the Access Period or a change to the regular income payment frequency.

A termination due to a decrease in the Access Period, a change in the regular income payment frequency, or upon written notice from the contractowner will be effective as of the valuation date on the next periodic income commencement date anniversary. Termination will be only for the 4LATER (Reg. TM) Guaranteed Income Benefit and not the i4LIFE (Reg. TM) Advantage election, unless otherwise specified.

If you terminate 4LATER (Reg. TM) prior to the periodic income commencement date, you must wait one year before you can re-elect 4LATER (Reg. TM) or purchase the Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0. If you terminate the 4LATER (Reg. TM) Rider on or after the periodic income commencement date, you cannot re-elect it. You may be able to elect the i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit, if available, after one year. The i4LIFE (Reg. TM) Advantage Guaranteed Income Benefit will be based on the Account Value at the time of the election. The election of one of these benefits, if available, will be treated as a new purchase, subject to the terms and charges in effect at the time of election.

Availability. You cannot elect 4LATER (Reg. TM) after an annuity payout option or i4LIFE (Reg. TM) Advantage has been elected, and it cannot be elected on contracts that currently have Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0.

Contractowners who drop Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 and elect 4LATER (Reg. TM) will not carry their Guaranteed Amount or Income Base over into the new 4LATER (Reg. TM). The 4LATER (Reg. TM) Income Base will be established based on the contractowner's contract value on the Effective Date of 4LATER (Reg. TM). Contractowners who drop Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0 will have to wait one year before they can elect 4LATER (Reg.
TM). See The Contracts - Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0.


Annuity Payouts

When you apply for a contract, you may select any annuity commencement date permitted by law, which is usually on or before the annuitant's 90th birthday. However, you must elect to receive annuity payouts by the annuitant's 99th birthday. Your broker-dealer may recommend that you annuitize at an earlier age. As an alternative, contractowners with Lincoln SmartSecurity (Reg. TM) Advantage may elect to annuitize their Guaranteed Amount under the Guaranteed Amount Annuity Payout Option. Contractowners with Lincoln Lifetime IncomeSM Advantage 2.0 may elect the Guaranteed Annual Income Amount Annuity Payout option.

The contract provides optional forms of payouts of annuities (annuity options), each of which is payable on a variable basis, a fixed basis or a combination of both as you specify. The contract provides that all or part of the contract value may be used to purchase an annuity payout option.

You may elect annuity payouts in monthly, quarterly, semiannual or annual installments. If the payouts from any subaccount would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.


Annuity Options

The annuity options outlined below do not apply to contractowners who have elected i4LIFE (Reg. TM) Advantage, the Maximum Annual Withdrawal Amount Annuity Payout option or the Guaranteed Annual Income Amount Annuity Payout option.

Life Annuity. This option offers a periodic payout during the lifetime of the annuitant and ends with the last payout before the death of the annuitant. This option offers the highest periodic payout since there is no guarantee of a minimum number of payouts or provision for a death benefit for beneficiaries. However, there is the risk under this option that the recipient would receive no payouts if the annuitant dies before the date set for the first payout; only one payout if death occurs before the second scheduled payout, and so on.

Life Annuity with Payouts Guaranteed for Designated Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and then continues throughout the lifetime of the annuitant. The designated period is selected by the contractowner.

Joint Life Annuity. This option offers a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. However, under a joint life annuity, if both annuitants die before the date set for the first payout, no payouts will be made. Only one payment would be made if both deaths occur before the second scheduled payout, and so on.

Joint Life Annuity with Guaranteed Period. This option guarantees periodic payouts during a designated period, usually 10 or 20 years, and continues during the joint lifetime of the annuitant and a designated joint annuitant. The payouts continue during the lifetime of the survivor. The designated period is selected by the contractowner.

Joint Life and Two Thirds to Survivor Annuity. This option provides a periodic payout during the joint lifetime of the annuitant and a designated joint annuitant. When one of the joint annuitants dies, the survivor receives two thirds of the periodic payout made when both were alive.

Joint Life and Two-Thirds Survivor Annuity with Guaranteed Period. This option provides a periodic payout during the joint lifetime of the annuitant and a joint annuitant. When one of the joint annuitants dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the annuitants die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

Unit Refund Life Annuity. This option offers a periodic payout during the lifetime of the annuitant with the guarantee that upon death a payout will be made of the value of the number of annuity units (see Variable Annuity Payouts) equal to the excess, if any, of:
 o the total amount applied under this option divided by the annuity unit value for the date payouts begin, minus
 o the annuity units represented by each payout to the annuitant multiplied by the number of payouts paid before death.

The value of the number of annuity units is computed on the date the death claim is approved for payment by the Home Office.

Life Annuity with Cash Refund. Fixed annuity benefit payments that will be made for the lifetime of the annuitant with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than (b) the fixed annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made.

Under the annuity options listed above, you may not make withdrawals. Other options, with or without withdrawal features, may be made available by us. You may pre-select an annuity payout option as a method of paying the death benefit to a beneficiary. If you do, the beneficiary cannot change this payout option. You may change or revoke in writing to our Home Office, any such selection, unless such selection was made irrevocable. If you have not already chosen an annuity payout option, the beneficiary may choose any annuity payout option. At death, options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the tax code, if applicable.

Lincoln SmartIncomeSM Inflation. The Lincoln SmartIncomeSM Inflation Fixed Annuity Payout Option ("Lincoln SmartIncomeSM Inflation") is an annuity payout option that provides:
 o Scheduled Payments (the periodic annuity payouts under this rider) for the life of the annuitant and secondary life (secondary life may also be referred to as joint life), if applicable, that may change each January based on changes in the Consumer Price Index-Urban (CPI). The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers published by the U.S. Bureau of Labor Statistics and is widely used to measure inflation.
 o A Guaranteed Minimum Scheduled Payment.
 o A death benefit based on the Reserve Value.

 o A Reserve Value from which additional withdrawals, called Unscheduled Payments, may be taken at any time as long as the Reserve Value is greater than zero and up to the amount of the Reserve Value less any related charges and taxes.

You must wait at least one year from the effective date of the contract to elect Lincoln SmartIncomeSM Inflation. For non-qualified annuities the annuitant and joint annuitant must be at least 50 years of age and not older than 85 years of age (50 years and not more than 75 years of age for qualified annuities). The minimum contract value that may be credited to this annuity payout option is $50,000 and the maximum is $2,000,000.

You may consider electing this annuity payout option if you would like an annuity payout that may increase or decrease as inflation, as measured by the CPI, increases or decreases. Lincoln SmartIncomeSM Inflation also provides a guaranteed minimum payout, death benefits and access to the Reserve Value from which you can take Unscheduled Payments. We offer other fixed annuity payout options that have a higher income factor and would result in a higher payment than Lincoln SmartIncomeSM Inflation but do not offer Unscheduled Payments or a death benefit. You should carefully consider whether or not Lincoln SmartIncomeSM Inflation is the appropriate choice for you.

All or a portion of your contract value may be used to fund the Lincoln SmartIncomeSM Inflation. You may select both Lincoln SmartIncomeSM Inflation and another annuity payout option at the same time by allocating less than 100% of your contract value to Lincoln SmartIncomeSM Inflation and the remainder to the other annuity payout option. If only a portion of your contract value is used to fund Lincoln SmartIncomeSM Inflation, the remainder of the contract value must be used to fund another annuity payout option.

The Lincoln SmartIncomeSM Inflation may not be available for purchase in the future as we reserve the right not to offer it for sale. The availability of Lincoln SmartIncomeSM Inflation will depend upon your state's approval of the contract rider. We also reserve the right to substitute an appropriate index for the CPI, if:

1. The CPI is discontinued, delayed, or otherwise not available for this use;
or

2. The composition, base or method of calculating the CPI changes so that we deem it inappropriate for use.

If the CPI is discontinued, delayed or otherwise not available, or if the composition, base or method of, calculating the CPI changes so that we deem it inappropriate for use in Lincoln SmartIncomeSM Inflation, we will substitute an appropriate index for the CPI. In the case of a substitution, we will give you written notification at least 30 days in advance of this change, as well as provide you with an amendment to the prospectus. We will attempt to utilize a substitute index generated by the government that is a measure of inflation. We will not substitute an index created by us or one of our affiliates. Upon substitution of the CPI, annuity payment values will be calculated consistent with the formulas currently used but with different index values for calculating the Scheduled Payment and Reserve Value adjustments. If we substitute a different index of the CPI you may cancel the Rider per the terms of the termination provisions of Rider and may be subject to an Unscheduled Payment charge. See Termination and Unscheduled Payments.

Rider Year and Rider Date. The Rider Date is the effective date of the Rider. The Rider Date anniversary is the same calendar day as the Rider Date each calendar year. A Rider Year is each 12-month period starting with the Rider Date and starting each Rider Date anniversary after that.

Scheduled Payment and Guaranteed Minimum Scheduled Payment. Scheduled Payments are annuity payouts for the life of the annuitant (and secondary life if applicable).You choose when payments will begin and whether the Scheduled Payment is paid monthly, quarterly, semi-annually or annually. Once the Scheduled Payment frequency is established it cannot be changed. The frequency of the Scheduled Payments will affect the dollar amount of each Scheduled Payment. For example, a more frequent payment schedule will reduce the dollar amount of each Scheduled Payment. The first payment must be at least 30 days after the Rider Date and before the first Rider Date anniversary. The Scheduled Payment will be adjusted either up or down on an annual basis depending on the percentage change of the CPI. Scheduled Payments are also adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deduction for premium taxes. If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment, as adjusted, you will receive the Guaranteed Minimum Scheduled Payment, as adjusted, unless Unscheduled Payments have reduced the Reserved Value to zero, in which case the Rider will terminate.

Lincoln SmartIncomeSM Inflation also provides a Guaranteed Minimum Scheduled Payment which is initially equal to the first Scheduled Payment. The Guaranteed Minimum Scheduled Payment may be adjusted for Unscheduled Payments, any related Unscheduled Payment charge and any deductions for premium taxes, but is not adjusted for changes in the CPI. (See further discussion and example of reductions to the Scheduled Payment and Guaranteed Minimum Scheduled Payment for Unscheduled Payment in the Unscheduled Payment section below.)

The initial Scheduled Payment is calculated by multiplying the contract value allocated to Lincoln SmartIncomeSM Inflation, reduced for any premium tax, by an income factor. The income factor is based upon:
 o the age and sex of the annuitant and secondary life;
 o the frequency of the Scheduled Payments;
 o the Scheduled Payments start date.

For a given contractowner with the same characteristics (sex, age, frequency of annuity payouts and annuity payout start date) the income factor for a fixed lifetime annuity payout option would be higher than the income factor for Lincoln SmartIncomeSM Inflation. You may request an illustration of annuity values prior to purchasing Lincoln SmartIncomeSM Inflation which will illustrate the Scheduled Payment and Guaranteed Minimum Scheduled Payment you may expect.

Reserve Value. The Reserve Value is a value we establish to determine the amount available for Unscheduled Payments and the death benefit, if any. The initial Reserve Value on the Rider Date is equal to the amount of the contract value used to purchase Lincoln SmartIncomeSM Inflation, less any outstanding premium taxes that have not previously been deducted. Each January 1, the Reserve Value will be adjusted either up or down by the percentage change in the CPI during the preceding calendar year, as described below. The Reserve Value is decreased dollar for dollar by any Scheduled or Unscheduled Payments and related Unscheduled Payment charges or any premium taxes. There is no minimum floor to the Reserve Value. If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (and not due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if applicable.

If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

Adjustment of the Scheduled Payment and Reserve Value. Each January 1st (Adjustment Date) the Scheduled Payment and Reserve Value may be adjusted up or down by the same percentage, which will be the percentage change in the CPI during the preceding calendar year. The CPI is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for all Urban Consumers and is published monthly by the United States Department of Labor, Bureau of Labor Statistics (BLS). The CPI measures over time the average price change paid by urban consumers for consumer goods and services. The CPI is published as a number (CPI Value).You may obtain information regarding the CPI from BLS electronically (www.bls.gov/cpi), through subscriptions to publications, and via telephone and fax, through automated recordings.

The adjustment to the Scheduled Payment and to the Reserve Value each Adjustment Date may be positive or negative, depending upon whether the CPI Value has risen or fallen in the preceding calendar year. A rise in the CPI Value will result in a positive adjustment. A fall in the CPI Value will result in a negative adjustment. The percentage change in the CPI is measured by the change in the CPI Value published each December immediately preceding the Adjustment Date compared to either the initial CPI Value (first adjustment) or the CPI Value published in December two calendar years preceding the Adjustment Date (all subsequent adjustments after the first). The CPI Value published in December is the CPI Value for the month of November. The first adjustment to the Scheduled Payment and Reserve Value will be made on the next Adjustment Date following the Rider Date. For the first adjustment the initial CPI Value will be the CPI Value published in the month preceding the Rider Date. The calculation of the first adjustment percentage will be equal to [(i)/(ii)] where:

 (i) is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date
(ii) is the initial CPI Value

Following is an example of the calculation of the first adjustment percentage and the first adjustment to the Reserve Value using hypothetical CPI values:



     Initial Reserve Value on Rider Date 4/15/2009                        $ 150,000
     Initial Scheduled Payment on 4/15/2009                               $   8,000
     Initial CPI Value published in March 2009                                  150
     CPI Value published in December 2009                                       155
     Adjustment percentage (155/150)                                       1.033333
     Reserve Value After 1/1/2010 Adjustment ($150,000 x 1.033333)        $ 155,000
     Scheduled Payment After 1/1/2010 Adjustment ($8,000 x 1.033333)      $8,266.67

Subsequent adjustments will be calculated on each subsequent Adjustment Date. Subsequent adjustments will be based upon the percentage change in the CPI Value published in December immediately preceding the Adjustment Date compared with the CPI Value published two calendar years prior to the Adjustment Date. Calculations of the adjustment percentage after calculation of the first adjustment percentage will be equal to [(i)/ (ii)] where:

 (i) is the CPI Value published in December of the calendar year immediately preceding the Adjustment Date
(ii) is the CPI Value published in December two calendar years preceding the Adjustment Date.

If adjustments to the Scheduled Payment cause it to be less than the Guaranteed Minimum Scheduled Payment you will receive the Guaranteed Minimum Scheduled Payment. While you are receiving the Guaranteed Minimum Scheduled Payment we will continue to adjust the Scheduled Payment by the percentage change of the CPI Value published each December immediately preceding the Adjustment Date compared to the CPI Value published two calendar years prior to the Adjustment Date. You will start to receive the Scheduled Payment again in the year that it is adjusted so that it is greater than the Guaranteed Minimum Scheduled Payment.

The following example demonstrates the impact of a positive change in a hypothetical CPI Value resulting in a positive adjustment to the Scheduled Payment and Reserve Value:



     Annual Scheduled Payment for calendar year 2009                                          $   5,000
     Guaranteed Minimum Scheduled Payment for calendar year 2009                              $   4,800
     Reserve Value 12/31/2009                                                                 $ 100,000
     CPI Value published in December 2009                                                           120
     CPI Value published in December 2008                                                           115
     Adjustment percentage (120/115):                                                          1.043782
     Reserve Value after 1/1/2010 adjustment ($100,000 x 1.043782)                            $ 104,378
     Annual Scheduled Payment for calendar year 2010 after 1/1/2010 adjustment ($5,000 x      $5,217.39
     1.043782)

Since the Scheduled Payment (after the adjustment) for 2010 of $5,217.39 is greater than the Guaranteed Scheduled Payment of $4,800, the payment you will receive in 2010 will equal the Scheduled Payment of $5,217.39.

The following example demonstrates the impact of a negative change in a hypothetical CPI Value resulting in a negative adjustment to the Scheduled Payment and Reserve Value:



     Annual Scheduled Payment for calendar year 2009                                          $    5,000
     Guaranteed Minimum Scheduled Payment for calendar year 2009                              $    4,800
     Reserve Value 12/31/2009                                                                 $  100,000
     CPI Value published in December 2009                                                            120
     CPI Value published in December 2008                                                            130
     Adjustment percentage (120/130):                                                          0.9230769
     Reserve Value after 1/1/2010 adjustment ($100,000 x 0.9230769)                           $   92,308
     Annual Scheduled Payment for calendar year 2010 after 1/1/2010 adjustment ($5,000 x      $ 4,615.38
     0.9230769)

Since the Scheduled Payment (after adjustment) for 2010 of $4,615.38 is less than the Guaranteed Minimum Scheduled Payment of $4,800, the payment you will receive in 2010 will equal the Guaranteed Minimum Scheduled Payment of $4,800.

Continuing this example for the next year's adjustment:



     Annual Scheduled Payment for calendar year 2010                                          $   4,800
     Guaranteed Minimum Scheduled Payment for calendar year 2010                              $   4,800
     Reserve Value 12/31/2010 ($92,308 - $4,800)                                              $  87,508
     CPI Value published in December 2010                                                           140
     CPI Value published in December 2009                                                           120
     Adjustment percentage (140/120):                                                           1.16666
     Reserve Value after 1/1/2011 adjustment ($87,508 x 1.166666)                             $ 102,093
     Annual Scheduled Payment for calendar year 2011 after 1/1/2011 adjustment ($4,615.38     $5,384.61
  x
     1.166666)

The adjustment is applied to the previously calculated Scheduled Payment ($4,615.38) and not the Guaranteed Minimum Scheduled Payment $4,800. Since the adjusted Scheduled Payment is greater than the Guaranteed Minimum Guaranteed Payment, the Scheduled Payment will be paid out in calendar year 2011.

Unscheduled Payments. You may take withdrawals in addition to your Scheduled Payments (Unscheduled Payments) up to the amount of the Reserve Value less any related Unscheduled Payment charges and any deduction for any premium taxes. Unscheduled Payments and any related Unscheduled Payment charges or premium taxes will reduce the Reserve Value on a dollar for dollar basis. Unscheduled Payments will reduce the Scheduled Payments and Guaranteed Minimum Scheduled Payment in the same proportion the Unscheduled Payment reduces the Reserve Value (including Unscheduled Payment charges and taxes). Because the Reserve Value is reduced over time (due to Scheduled Payments, Unscheduled Payments and related Unscheduled Payment charges and any premium taxes) an Unscheduled Payment taken in the later years of the Rider when the Reserve Value is smaller may result in a larger proportional reduction to the Scheduled Payment and Guaranteed Minimum Scheduled Payment than if the same Unscheduled Payment was taken in the early years of the Rider when the Reserve Value was larger and may also result in a proportional reduction of the Scheduled Payment and Guaranteed Minimum Scheduled Payment that is more than the Unscheduled Payment amount taken.

If the Reserve Value falls to zero because of Scheduled Payments and/or negative CPI Adjustments (other than due to the deduction of Unscheduled Payments and related Unscheduled Payment charges and taxes) there will be no more annual adjustments to the

Reserve Value and there will be no more Unscheduled Payments or death benefit. However, the Scheduled Payments will continue for the life of the annuitant and secondary life, if applicable. If the deduction of an Unscheduled Payment and related Unscheduled Payment charge reduces the Reserve Value to zero the Lincoln SmartIncomeSM Inflation will terminate.

The following example shows how an Unscheduled Payment of $2,000 taken in the early years of the Rider results in a $300 proportional reduction of the Guaranteed Minimum Scheduled Payment. The example assumes that no other Unscheduled Payments have been taken.


     Reserve Value 1/1/2010                                                                  $100,000
     Guaranteed Minimum Scheduled Payment 1/1/2010                                           $ 15,000
     Unscheduled Payment 1/2/2010                                                            $  2,000
     Proportional reduction percentage ($2,000/$100,000)                                          .02
     Proportional reduction to the Guaranteed Minimum Scheduled Payment (.02 x $15,000)      $    300
     New Guaranteed Minimum Scheduled Payment                                                $ 14,700

The example next shows how the same $2,000 Unscheduled Payment taken in the later years of the Rider results in a $3,000 proportional reduction of the Guaranteed Minimum Scheduled Payment which is more than the actual Unscheduled Payment amount.



     Reserve Value 1/1/2010                                                                  $10,000
     Guaranteed Minimum Scheduled Payment                                                    $15,000
     Unscheduled Payment 1/2/2010                                                            $ 2,000
     Proportional reduction percentage ($2,000/$10,000)                                          .20
     Proportional reduction to the Guaranteed Minimum Scheduled Payment (.20 x $15,000)      $ 3,000
     New Guaranteed Minimum Scheduled Payment ($15,000 - $3,000)                             $12,000

Please note that any Unscheduled Payments may significantly reduce your future Scheduled Payments, Guaranteed Minimum Scheduled Payment, as well as your Reserve Value, so carefully consider this before deciding to take an Unscheduled Payment.

If the Unscheduled Payment is taken during the first seven Rider Years an Unscheduled Payment charge is assessed on the amount of the Unscheduled Payment that exceeds the 10% free amount per Rider Year. Unscheduled Payments of up to 10% of the then current Reserve Value may be taken each Rider Year without charge, as long as the then current Reserve Value is greater than zero. The Unscheduled Payment charge is assessed against Unscheduled Payments in excess of 10% of the then current Reserve Value in a Rider Year. Unscheduled Payments that do not exceed on a cumulative basis more than 10% of the then current Reserve Value each year are not subject to an Unscheduled Payment charge. If an Unscheduled Payment is subject to an Unscheduled Payment charge the charge will be deducted from the Unscheduled Payment so that you will receive less than the amount requested. If the annuitant or secondary life is diagnosed with a terminal illness or confined to an extended care facility after the first Rider Year, then no Unscheduled Payment charges are assessed on any Unscheduled Payment. The Unscheduled Payment charge is also waived upon payment of a death benefit as described below. See Charges and Other Deductions - Charges for Lincoln SmartIncomeSM Inflation for a schedule of Unscheduled Payment charges.

The following example demonstrates the Unscheduled Payment charge for an Unscheduled Payment taken in the third Rider Year and the impact to Scheduled Payments and the Guaranteed Minimum Scheduled Payment:

     Guaranteed Minimum Scheduled Payment for calendar year 2010                              $    4,800
     Annual Scheduled Payment for calendar year 2010 paid 1/1/2010                            $    5,000
     Reserve Value 1/1/2010 before Scheduled Payment                                          $  515,000
     Reserve Value 1/2/2010 after Scheduled Payment ($515,000 - $5,000)                       $  510,000
     Unscheduled Payment charge percent                                                                7%
     Then current Reserve Value before Unscheduled Payment on 1/15/2010                       $  510,000
     Free amount on 1/15/2010 (10% x $510,000)                                                $   51,000
     Unscheduled Payment 1/15/2010                                                            $   10,000
     [since Unscheduled Payment is within the 10% free amount ($10,000 < = $51,000) there is
     no Unscheduled Payment charge]
     Reserve Value 1/15/2010 after Unscheduled Payment ($510,000 - $10,000)                   $  500,000
     Proportional reduction percentage due to Unscheduled Payment ($10,000/$510,000)             1.96078%
     Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 -         $    4,902
     ($5,000 x .0196078)]
     Guaranteed Scheduled Payment after proportional reduction [$4,800 -($4,800 x             $    4,706
  .0196078)]
     Then current Reserve Value 2/1/2010 before second Unscheduled Payment                    $  500,000
     2nd Unscheduled Payment 2/1/2010                                                         $   75,000
     Free amount on 2/1/2010 (10% x $500,000)                                                 $   50,000
     Remaining free amount ($50,000 - $10,000 prior Unscheduled Payment)                      $   40,000
     Unscheduled Payment charge [($75,000 - $40,000) x .07]                                   $    2,450
     Unscheduled Payment paid (minus Unscheduled Payment charge ($75,000 - $2,450)            $   72,550
     Proportional reduction percentage due to Unscheduled Payment ($75,000/$500,000)                  15%
     Scheduled Payment after proportional reduction for Unscheduled Payment [$5,000 -         $    4,250
     ($5,000 x .15)]
     Guaranteed Minimum Scheduled Payment after proportional reduction for Unscheduled        $    4,000
     Payment [$4,800 - ($4,800 x .15)]
     Reserve Value after 2/2/2010 Unscheduled Payment and Unscheduled Payment charge          $  425,000
     ($500,000 - $75,000)

If the deduction for an Unscheduled Payment, including any related Unscheduled Payment charge and premium taxes, reduces the Reserve Value to zero, Lincoln SmartIncomeSM Inflation will terminate.

Death of Contractowner, Annuitant or Secondary Life. On or after the annuity commencement date, upon the death of the contractowner, annuitant or the secondary life a death benefit will be paid if there is a Reserve Value. The death benefit will be determined as of the date due proof of death is received by us. See Annuity Options - General Information.

The death benefit paid under Lincoln SmartIncomeSM Inflation will be the greater of:
 a. the current Reserve Value as of the date due proof of death is received by us; or
b. the initial Reserve Value, less all Scheduled and Unscheduled Payments, less any Unscheduled Payment charges.

Following is an example of the calculation of a death benefit upon the death of the contractowner demonstrating the impact of a negative hypothetical CPI factor:



  7/15/2009   Initial Reserve Value                                              $100,000
  1/10/2010   Reserve Value is adjusted due to negative CPI Value of -.10        $ 90,000
              ($100,000 x .10 = $10,000 Adjustment)
              ($100,000 - $10,000 = $90,000 Reserve Value)
  2/1/2010    Scheduled Payment of $45,000 reduces the Reserve Value             $ 45,000
              Reserve Value is reduced by the amount of the Scheduled Payment
              ($90,000 - $45,000 = $45,000)
  8/6/2010    Death of a contractowner
              Death benefit is greater of
               a) current Reserve Value ($45,000);or
               b) initial Reserve Value minus Scheduled Payment
                ($100,000 - $45,000 = $55,000)
  8/5/2010    Death benefit paid                                                 $ 55,000

If any contractowner (who is not the annuitant) dies while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of ownership (i.e. the beneficiary or successor owner) pursuant to the terms of the underlying contract may:

 1. Terminate the contract and receive the death benefit, if any, in a lump-sum; or

 2. Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero, or (ii) the death(s) of the annuitant and any secondary life.

If the annuitant dies (whether or not the annuitant is an owner) while Lincoln SmartIncomeSM Inflation is in force, the holder of the rights of ownership pursuant to the terms of the underlying contract may:

 1. Terminate the contract and receive the death benefit, if any, in a lump-sum; or

 2. Continue the contract in force and receive Scheduled Payments and Unscheduled Payments less any Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of any secondary life.

If the secondary life (who is not an owner) dies while Lincoln SmartIncomeSM Inflation is in force the holder of the rights of ownership pursuant to the terms of the underlying contract, may:

 1. Terminate the contract and receive the death benefit, if any in a lump-sum;
or

 2. Continue the contract in force and receive Scheduled Payments and Unscheduled Payments, less Unscheduled Payment charge until the later of (i) the Reserve Value being reduced to zero (this may result in a reduced final Scheduled Payment where the Reserve Value is less than the Scheduled Payment to reduce the Reserve Value to zero), or (ii) the death of the annuitant.

Once you elect Lincoln SmartIncomeSM Inflation, any prior death benefit elections will terminate (other than any death benefit in effect under i4LIFE (Reg. TM) Advantage) and the Lincoln SmartIncomeSM Inflation death benefit will be in effect. If you have elected i4LIFE (Reg. TM) Advantage, the i4LIFE (Reg.
TM) Advantage death benefit will be in effect only on the portion of the contract value invested in i4LIFE (Reg. TM) Advantage.

If we were not notified of a death and we continue to make Scheduled or Unscheduled Payments after the date that Lincoln SmartIncomeSM Inflation should have been terminated, any such payments made are recoverable by us. The contractowner(s) or the holder of the rights of ownership will be liable to the Company for the amount of such payments made.

Termination.

You may terminate the Lincoln SmartIncomeSM Inflation by taking an Unscheduled Payment that results in the Reserve Value being reduced to zero due to the deduction of the Unscheduled Payment and any related Unscheduled Payment charge and any premium taxes. Upon termination of the Rider due to the deduction of an Unscheduled Payment, and any related Unscheduled Payment charge and any premium taxes, there will be no further Scheduled Payments made or received under the Rider.

If the Reserve Value is reduced to zero and the sum of the Scheduled and Unscheduled Payments made, plus all Unscheduled Payment charges incurred, is less than the initial Reserve Value, we will pay the holder of the rights of ownership, the difference. The payment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made, plus charges incurred may occur under circumstances where changes in the CPI have been negative, thus resulting in a lowered Reserve Value.

The following example shows how negative changes to the CPI result in a payment of the difference between the initial Reserve Value and the sum of all Scheduled and Unscheduled Payments made plus incurred charges:



  7/15/2009   Initial Reserve Value                                                          $100,000
  1/10/2010   Reserve Value is adjusted due to negative CPI Value of -.10                    $ 90,000
              ($100,000 x .10 = $10,000 Adjustment)
              ($100,000 - $10,000 = $90,000 Reserve Value)
  2/1/2010    Scheduled Payment of $45,000 reduces the Reserve Value                         $ 45,000
              Reserve Value is reduced by the amount of the Scheduled Payment ($90,000 -
              $45,000 = $45,000)
  8/6/2010    Unscheduled Payment                                                            $ 45,000
              Reserve Value                                                                  $      0
              Reserve Value is reduced to zero which results in termination of the rider
              Initial Reserve Value is greater than payments received
              [$100,000 > ($45,000 + $45,000) = $90,000]
              Final payment made to holder of rights of ownership                            $ 10,000

General Information

Any previously selected death benefit in effect before the annuity commencement date will no longer be available on and after the annuity commencement date. You may change the annuity commencement date, change the annuity option or change the allocation of the investment among subaccounts up to 30 days before the scheduled annuity commencement date, upon written notice to the Home Office. You must give us at least 30 days notice before the date on which you want payouts to begin.

Unless you select another option, the contract automatically provides for a life annuity with annuity payouts guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocations at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the annuitant's death (or surviving annuitant's death in case of joint life annuity) will be paid to you or your beneficiary as payouts become due after we are in receipt of:
 o proof, satisfactory to us, of the death;
 o written authorization for payment; and
 o all claim forms, fully completed.


Variable Annuity Payouts

Variable annuity payouts will be determined using:
 o The contract value on the annuity commencement date, less any surrender charges and any applicable premium taxes;
 o The annuity tables contained in the contract;
 o The annuity option selected; and
 o The investment performance of the fund(s) selected.

To determine the amount of payouts, we make this calculation:

1. Determine the dollar amount of the first periodic payout; then

2. Credit the contract with a fixed number of annuity units equal to the first periodic payout divided by the annuity unit value; and

3. Calculate the value of the annuity units each period thereafter.

Annuity payouts assume an investment return of 3%, 4%, 5% or 6% per year, as applied to the applicable mortality table. Some of these assumed interest rates may not be available in your state; therefore, please check with your investment representative. You may choose your assumed interest rate at the time you elect a variable annuity payout on the administrative form provided by us. The higher the assumed interest rate you choose, the higher your initial annuity payment will be. The amount of each payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the assumed rate. If the actual net investment rate (annualized) exceeds the assumed rate, the payment will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than the assumed rate, annuity payments will decrease. The higher the assumed interest rate, the less likely future annuity payments are to increase, or the payments will increase more slowly than if a lower assumed rate was used. There is a more complete explanation of this calculation in the SAI.


Fixed Side of the Contract

Purchase payments and contract value allocated to the fixed side of the contract become part of our general account, and do not participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the Indiana Insurance Department as well as the insurance laws and regulations of the jurisdictions in which the contracts are distributed.

In reliance on certain exemptions, exclusions and rules, we have not registered interests in the general account as a security under the Securities Act of 1933 and have not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. We have been advised that the staff of the SEC has not made a review of the disclosures which are included in this prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses. This prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

We guarantee an annual effective interest rate of not less than 1.50% per year on amounts held in a fixed account. Any amount surrendered, withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to the interest adjustment and other charges (see Interest Adjustment and Charges and Other Deductions). This may reduce your value upon surrender, withdrawal or transfer, but will not reduce the amount below the value it would have had if 1.50% (or the guaranteed minimum interest rate for your contract) interest had been credited to the fixed subaccount. Your contract may not offer a fixed account or if permitted by your contract, we may discontinue accepting purchase payments or transfers into the fixed side of the contract at any time. Older versions of the contract may not provide for Guaranteed Periods or an interest Adjustment (below).

ANY INTEREST IN EXCESS OF 1.50% (OR THE GUARANTEED MINIMUM INTEREST RATE STATED IN YOUR CONTRACT) WILL BE DECLARED IN ADVANCE AT OUR SOLE DISCRETION. CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF THE MINIMUM INTEREST RATE WILL BE DECLARED.


Guaranteed Periods

The portion of the fixed account which accepts allocations for a guaranteed period at a guaranteed interest rate is called a fixed subaccount. There is a fixed subaccount for each particular guaranteed period.

You may allocate purchase payments to one or more fixed subaccounts with guaranteed periods of 1 to 10 years. We may add guaranteed periods or discontinue accepting purchase payments into one or more guaranteed periods at any time. The minimum amount of any purchase payment that can be allocated to a fixed subaccount is $2,000. Each purchase payment allocated to a fixed subaccount will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed subaccount. A fixed subaccount guarantee period ends on the date after the number of calendar years in the fixed subaccount's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the effective annual rate determined on the first day of the fixed subaccount guaranteed period. Amounts surrendered, transferred or withdrawn from a fixed subaccount prior to the end of the guaranteed period will be subject to the interest adjustment. Each guaranteed period purchase payment will be treated separately for purposes of determining any applicable interest adjustment. Any amount withdrawn from a fixed subaccount may be subject to any applicable surrender charges, account fees and premium taxes.

We will notify the contractowner in writing at least 30 days prior to the expiration date for any guaranteed period amount. A new fixed subaccount guaranteed period of the same duration as the previous fixed subaccount guaranteed period will begin automatically at the end of the previous guaranteed period, unless we receive, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a different fixed subaccount or to a variable subaccount from among those being offered by us. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per contract year or the additional fixed account transfer restrictions.


Interest Adjustment

Any surrender, withdrawal or transfer of a fixed subaccount guaranteed period amount before the end of the guaranteed period (other than dollar cost averaging, regular income payments under i4LIFE (Reg. TM) Advantage or withdrawals within the Maximum Annual Withdrawal amount in Lincoln SmartSecurity (Reg. TM) Advantage) will be subject to the interest adjustment. A surrender, withdrawal or transfer effective upon the expiration date of the guaranteed period will not be subject to the interest adjustment. The interest adjustment will be applied to the amount being surrendered, withdrawn or transferred. The interest adjustment will be applied after the deduction of any applicable account fees and before any applicable transfer charges. Any transfer, withdrawal, or surrender of contract value from a fixed subaccount will be increased or decreased by an interest adjustment, unless the transfer, withdrawal or surrender is effective:
 o during the free look period (See Return Privilege)
 o on the expiration date of a guaranteed period
 o as a result of the death of the contractowner or annuitant
 o subsequent to the diagnosis of a terminal illness of the contractowner. Diagnosis of the terminal illness must be after the contract date and result in a life expectancy of less than one year, as determined by a qualified professional medical practitioner.
 o subsequent to the admittance of the contractowner into an accredited nursing home or equivalent health care facility. Admittance into such facility must be after the contract date and continue for 90 consecutive days prior to the surrender or withdrawal.
 o subsequent to the permanent and total disability of the contractowner if such disability begins after the contract date and prior to the 65th birthday of the contractowner.
 o upon annuitization of the contract.

These provisions may not be applicable to your contract or available in your state. Please check with your investment representative regarding the availability of these provisions.

In general, the interest adjustment reflects the relationship between the yield rate in effect at the time a purchase payment is allocated to a fixed subaccount's guaranteed period under the contract and the yield rate in effect at the time of the purchase payment's surrender, withdrawal or transfer. It also reflects the time remaining in the fixed subaccount's guaranteed period. If the yield rate at the time of the surrender, withdrawal or transfer is lower than the yield rate at the time the purchase payment was allocated, then the application of the interest adjustment will generally result in a higher payment at the time of the surrender, withdrawal or transfer. Similarly, if the yield rate at the time of surrender, withdrawal or transfer is higher than the yield rate at the time of the allocation of the purchase payment, then the application of the interest adjustment will generally result in a lower payment at the time of the surrender, withdrawal or transfer. The yield rate is published by the Federal Reserve Board.


The interest adjustment is calculated by multiplying the transaction amount by:


    (1+A)n     -1
------------
  (1+B+K )n

     where:

   A = yield rate for a U.S. Treasury security with time to maturity equal to the subaccount's guaranteed period, determined at the beginning of the guaranteed period.

   B = yield rate for a U.S. Treasury security with time to maturity equal to the time remaining in the subaccount's guaranteed period if greater than one year, determined at the time of surrender, withdrawal or transfer. For remaining periods of one year or less, the yield rate for a one year U.S. Treasury security is used.

   K = a 0.25% adjustment (unless otherwise limited by applicable state law). This adjustment builds into the formula a factor representing direct and indirect costs to us associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be lower. Accordingly, even if interest rates decline, there will not be a positive adjustment until this factor is overcome, and then any adjustment will be lower than otherwise, to compensate for this factor. Similarly, if interest rates rise, any negative adjustment will be greater than otherwise, to compensate for this factor. If interest rates stay the same, there will be no interest adjustment.

     n = The number of years remaining in the guaranteed period (e.g., 1 year and 73 days = 1 + (73 divided by 365) = 1.2 years)

     Straight-Line interpolation is used for periods to maturity not quoted.

See the SAI for examples of the application of the interest adjustment.


Small Contract Surrenders

We may surrender your contract, in accordance with the laws of your state if:
 o your contract value drops below certain state specified minimum amounts ($1,000 or less) for any reason, including if your contract value decreases due to the performance of the subaccounts you selected;
 o no purchase payments have been received for two (2) full, consecutive contract years; and
 o the paid up annuity benefit at maturity would be less than $20.00 per month (these requirements may differ in some states).

At least 60 days before we surrender your contract, we will send you a letter at your last address we have on file, to inform you that your contract will be surrendered. You will have the opportunity to make additional purchase payments to bring your contract value above the minimum level to avoid surrender. If we surrender your contract, we will not assess any surrender charge. We will not surrender your contract if you are receiving guaranteed payments from us under one of the Living Benefit riders.


Delay of Payments

Contract proceeds from the VAA will be paid within seven days, except:
 o when the NYSE is closed (other than weekends and holidays);
 o times when market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or
 o when the SEC so orders to protect contractowners.

If, pursuant to SEC rules, an underlying money market fund suspends payment of redemption proceeds in connection with a liquidation of the fund, we will delay payment of any transfer, partial withdrawal, surrender, loan, or death benefit from the money market sub-account until the fund is liquidated. Payment of contract proceeds from the fixed account may be delayed for up to six months.

Due to federal laws designed to counter terrorism and prevent money laundering by criminals, we may be required to reject a purchase payment and/or deny payment of a request for transfers, withdrawals, surrenders, or death benefits, until instructions are received from the appropriate regulator. We also may be required to provide additional information about a contractowner's account to government regulators.


Reinvestment Privilege

You may elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit that portion of the surrender/withdrawal charges attributable to the amount returned.

This election must be made by your written authorization to us on an approved Lincoln reinvestment form and received in our Home Office within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this prospectus. In the case of a qualified retirement plan, a representation must be made that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this prospectus are designed. The number of accumulation units which will be credited when the proceeds are reinvested will be based on the value of the accumulation unit(s) on the next valuation date. This computation will occur following receipt of the proceeds and request for reinvestment at the Home Office. You may utilize the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions (and a Form 1099 may be issued, if applicable). You should consult a tax adviser before you request a surrender/withdrawal or subsequent reinvestment purchase.


Amendment of Contract

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers. Any changes are subject to prior approval of your state's insurance department (if required).

Distribution of the Contracts
Lincoln Financial Distributors, Inc. ("LFD") serves as Principal Underwriter of this contract. LFD is affiliated with Lincoln Life and is registered as a broker-dealer with the SEC under the Securities Exchange Act of 1934 and is a member of FINRA. The Principal Underwriter has entered into selling agreements with broker-dealers that are unaffiliated with us. While the Principal Underwriter has the legal authority to make payments to broker-dealers which have entered into selling agreements, we will make such payments on behalf of the Principal Underwriter in compliance with appropriate regulations. We also pay on behalf of LFD certain of its operating expenses related to the distribution of this and other of our contracts. The following paragraphs describe how payments are made by us and the Principal Underwriter to various parties.

Compensation Paid to Unaffiliated Selling Firms. The Principal Underwriter pays commissions to all Selling Firms. The maximum commission the Principal Underwriter pays to Selling Firms is 6.00% of purchase payments, plus 0.20% annual trail compensation beginning in years two and beyond. Some Selling Firms may elect to receive a lower commission when a purchase payment is made along with an earlier quarterly payment based on contract value for so long as the contract remains in effect. Upon annuitization, the maximum commission the Principal Underwriter pays to Selling Firms is 6.00% of annuitized value and/or ongoing annual compensation of up to 1.05% of annuity value or statutory reserves. LFD also acts as wholesaler of the contracts and performs certain marketing and other functions in support of the distribution and servicing of the contracts.

LFD may pay certain Selling Firms or their affiliates additional amounts for, among other things: (1) "preferred product" treatment of the contracts in their marketing programs, which may include marketing services and increased access to sales representatives; (2) sales promotions relating to the contracts; (3) costs associated with sales conferences and educational seminars for their sales representatives; (4) other sales expenses incurred by them; (5) and inclusion in the financial products the Selling Firm offers. Lincoln Life may provide loans to broker-dealers or their affiliates to help finance marketing and distribution of the contracts, and those loans may be forgiven if aggregate sales goals are met. In addition, we may provide staffing or other administrative support and services to broker-dealers who distribute the contracts. LFD, as wholesaler, may make bonus payments to certain Selling Firms based on aggregate sales of our variable insurance contracts (including the contracts) or persistency standards. These additional payments are not offered to all Selling Firms, and the terms of any particular agreement governing the payments may vary among Selling Firms.

These additional types of compensation are not offered to all Selling Firms. The terms of any particular agreement governing compensation may vary among Selling Firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation may provide Selling Firms and/or their registered representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which a Selling Firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. Additional information relating to compensation paid in 2010 is contained in the Statement of Additional Information (SAI).

Compensation Paid to Other Parties. Depending on the particular selling arrangements, there may be others whom LFD compensates for the distribution activities. For example, LFD may compensate certain "wholesalers", who control access to certain selling offices, for access to those offices or for referrals, and that compensation may be separate from the compensation paid for sales of the contracts. LFD may compensate marketing organizations, associations, brokers or consultants which provide marketing assistance and other services to broker-dealers who distribute the contracts, and which may be affiliated with those broker-dealers. A marketing expense allowance is paid to American Funds Distributors (AFD) in consideration of the marketing assistance AFD provides to LFD. This allowance, which ranges from 0.10% to 0.16% is based on the amount of purchase payments initially allocated to the American Funds Insurance Series underlying the variable annuity. Commissions and other incentives or payments described above are not charged directly to contract owners or the Separate Account. All compensation is paid from our resources, which include fees and charges imposed on your contract.


Contractowner Questions

The obligations to purchasers under the contracts are those of Lincoln Life. This prospectus provides a general description of the material features of the contract. Contracts, endorsements and riders may vary as required by state law. Questions about your contract should be directed to us at 1-888-868-2583.



Federal Tax Matters

Introduction
The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences (including consequences of sales to foreign individuals or entities), or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

Nonqualified Annuities

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan, such as an IRA or a section 403(b) plan, receiving special tax treatment under the tax code. We may not offer nonqualified annuities for all of our annuity products.


Tax Deferral On Earnings

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:
 o An individual must own the contract (or the tax law must treat the contract as owned by an individual).
 o The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.
 o Your right to choose particular investments for a contract must be limited.
 o The annuity commencement date must not occur near the end of the annuitant's life expectancy.


Contracts Not Owned By An Individual

If a contract is owned by an entity (rather than an individual) the tax code generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings, bonus credits and persistency credits, if applicable, are contracts issued to a corporation or a trust. Some exceptions to the rule are:
 o Contracts in which the named owner is a trust or other entity that holds the contract as an agent for an individual; however, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees;
 o Immediate annuity contracts, purchased with a single premium, when the annuity starting date is no later than a year from purchase and substantially equal periodic payments are made, not less frequently than annually, during the annuity payout period;
 o Contracts acquired by an estate of a decedent;
 o Certain qualified contracts;
 o Contracts purchased by employers upon the termination of certain qualified plans; and
 o Certain contracts used in connection with structured settlement agreements.


Investments In The VAA Must Be Diversified

For a contract to be treated as an annuity for Federal income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract purchase payments. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."


Restrictions

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has issued little guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the subaccounts may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income, bonus credits, persistency credits and gains, if applicable, from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.


Loss Of Interest Deduction

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses.


Age At Which Annuity Payouts Begin

Federal income tax rules do not expressly identify a particular age by which annuity payouts must begin. However, those rules do require that an annuity contract provide for amortization, through annuity payouts, of the contract's purchase payments, bonus credits, persistency credits and earnings. If annuity payouts under the contract begin or are scheduled to begin on a date past the annuitant's 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxed on the excess of the contract value over the purchase payments of the contract.

Tax Treatment Of Payments

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes that your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your contract value until there is a distribution from your contract.


Taxation Of Withdrawals And Surrenders

You will pay tax on withdrawals to the extent your contract value exceeds your purchase payments in the contract. This income (and all other income from your contract) is considered ordinary income (and does not receive capital gains treatment and is not qualified dividend income). A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your purchase payments. In certain circumstances, your purchase payments are reduced by amounts received from your contract that were not included in income. Surrender and reinstatement of your contract will generally be taxed as a withdrawal. If your contract has Lincoln SmartSecurity (Reg. TM) Advantage or Lincoln Lifetime IncomeSM Advantage 2.0, and if your Guaranteed Amount or Income Base immediately before a withdrawal exceeds your contract value, the tax law could require that an additional amount be included in income. Please consult your tax adviser.


Taxation Of Annuity Payouts, Including Regular Income Payments

The tax code imposes tax on a portion of each annuity payout (at ordinary income tax rates) and treats a portion as a nontaxable return of your purchase payments in the contract. We will notify you annually of the taxable amount of your annuity payout. Once you have recovered the total amount of the purchase payment in the contract, you will pay tax on the full amount of your annuity payouts. If annuity payouts end because of the annuitant's death and before the total amount in the contract has been distributed, the amount not received will generally be deductible. If withdrawals, other than regular income payments, are taken from i4LIFE (Reg. TM) Advantage during the Access Period, they are taxed subject to an exclusion ratio that is determined based on the amount of the payment.


Taxation Of Death Benefits

We may distribute amounts from your contract because of the death of a contractowner or an annuitant. The tax treatment of these amounts depends on whether you or the annuitant dies before or after the annuity commencement date.

Death prior to the annuity commencement date:
 o If the beneficiary receives death benefits under an annuity payout option, they are taxed in the same manner as annuity payouts.
 o If the beneficiary does not receive death benefits under an annuity payout option, they are taxed in the same manner as a withdrawal.

Death after the annuity commencement date:
 o If death benefits are received in accordance with the existing annuity payout option, they are excludible from income if they do not exceed the purchase payments not yet distributed from the contract. All annuity payouts in excess of the purchase payments not previously received are includible in income.
 o If death benefits are received in a lump sum, the tax law imposes tax on the amount of death benefits which exceeds the amount of purchase payments not previously received.


Penalty Taxes Payable On Withdrawals, Surrenders, Or Annuity Payouts

The tax code may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders, or annuity payouts that:
 o you receive on or after you reach 591/2,
 o you receive because you became disabled (as defined in the tax law),
 o you receive from an immediate annuity,
 o a beneficiary receives on or after your death, or
 o you receive as a series of substantially equal periodic payments based on your life or life expectancy (non-natural owners holding as agent for an individual do not qualify).


Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income," or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Unearned income includes the taxable portion of distributions that you take from your annuity contract. The tax is effected for tax years after December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Special Rules If You Own More Than One Annuity Contract

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an annuity payout, a surrender, or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year, the tax code treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an annuity payout that you must include in income and the amount that might be subject to the penalty tax described previously.


Loans and Assignments

Except for certain qualified contracts, the tax code treats any amount received as a loan under your contract, and any assignment or pledge (or agreement to assign or pledge) of any portion of your contract value, as a withdrawal of such amount or portion.


Gifting A Contract

If you transfer ownership of your contract to a person other than to your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value, you will pay tax on your contract value to the extent it exceeds your purchase payments not previously received. The new owner's purchase payments in the contract would then be increased to reflect the amount included in income.


Charges for Additional Benefits

Your contract automatically includes a basic death benefit and may include other optional riders. Certain enhancements to the basic death benefit may also be available to you. The cost of the basic death benefit and any additional benefit are deducted from your contract. It is possible that the tax law may treat all or a portion of the death benefit and other optional rider charges, if any, as a contract withdrawal.


Qualified Retirement Plans

We also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax code. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts." We issue contracts for use with various types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this prospectus does not attempt to provide more than general information about the use of the contract with the various types of qualified plans. Persons planning to use the contract in connection with a qualified plan should obtain advice from a competent tax adviser.


Types of Qualified Contracts and Terms of Contracts

Qualified plans include the following:
 o Individual Retirement Accounts and Annuities ("Traditional IRAs")
 o Roth IRAs
 o Traditional IRA that is part of a Simplified Employee Pension Plan ("SEP")
 o SIMPLE 401(k) plans (Savings Incentive Matched Plan for Employees)
 o 401(a) plans (qualified corporate employee pension and profit-sharing plans)
 o 403(a) plans (qualified annuity plans)
 o 403(b) plans (public school system and tax-exempt organization annuity plans)
 o H.R. 10 or Keogh Plans (self-employed individual plans)
 o 457(b) plans (deferred compensation plans for state and local governments and tax-exempt organizations)
 o Roth 403(b) plans

We do not offer certain types of qualified plans for all of our annuity products. Check with your representative concerning qualified plan availability for this product.

We will amend contracts to be used with a qualified plan as generally necessary to conform to the tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

Pursuant to new tax regulations, starting September 24, 2007, the contract is not available for purchase under a 403(b) plan and since July 31, 2008, we do not accept additional premiums or transfers to existing 403(b) contracts. Also, we now are generally required to confirm, with your 403(b) plan sponsor or otherwise, that surrenders, loans or transfers you request comply with applicable tax requirements and to decline requests that are not in compliance. We will defer processing payments you request until all information required under the tax law has been received. By requesting a surrender, loan or transfer, you consent to the sharing of confidential information about you, your contract, and transactions under the contract and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.


Tax Treatment of Qualified Contracts

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example:
 o Federal tax rules limit the amount of purchase payments that can be made, and the tax deduction or exclusion that may be allowed for the purchase payments. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.
 o Minimum annual distributions are required under most qualified plans once you reach a certain age, typically age 701/2, as described below.
 o Loans are allowed under certain types of qualified plans, but Federal income tax rules prohibit loans under other types of qualified plans. For example, Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan's duration, the rate of interest, and the manner of repayment. Your contract or plan may not permit loans.


Tax Treatment of Payments

The Federal income tax rules generally include distributions from a qualified contract in the participant's income as ordinary income. These taxable distributions will include purchase payments that were deductible or excludible from income. Thus, under many qualified contracts, the total amount received is included in income since a deduction or exclusion from income was taken for purchase payments. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.



Required Minimum Distributions

Under most qualified plans, you must begin receiving payments from the contract in certain minimum amounts by the later of age 701/2 or retirement. You are required to take distributions from your traditional IRAs beginning in the year you reach age 701/2. If you own a Roth IRA, you are not required to receive minimum distributions from your Roth IRA during your life.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

The IRS regulations applicable to required minimum distributions include a rule that may impact the distribution method you have chosen and the amount of your distributions. Under new regulations, the presence of an enhanced death benefit, or other benefit which could provide additional value to your contract, may require you to take additional distributions. An enhanced death benefit is any death benefit that has the potential to pay more than the contract value or a return of purchase payments. Annuity contracts inside Custodial or Trusteed IRAs will also be subject to these regulations. Please contact your tax adviser regarding any tax ramifications.


Federal Penalty Taxes Payable on Distributions

The tax code may impose a 10% penalty tax on a distribution from a qualified contract that must be included in income. The tax code does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender, or annuity payout:
 o received on or after the annuitant reaches 591/2,
 o received on or after the annuitant's death or because of the annuitant's disability (as defined in the tax law),
 o received as a series of substantially equal periodic payments based on the annuitant's life (or life expectancy), or
 o received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.


Unearned Income Medicare Contribution

Congress enacted the "Unearned Income Medicare Contribution" as a part of the Health Care and Education Reconciliation Act of 2010. This new tax, which affects individuals whose modified adjusted gross income exceeds certain thresholds, is a 3.8% tax on the lesser of (i) the individual's "unearned income," or (ii) the dollar amount by which the individual's modified adjusted gross income exceeds the applicable threshold. Distributions that you take from your contract are not included in the calculation of unearned income because your contract is qualified plan contract. However, the amount of any such distribution is included in determining whether you exceed the modified adjusted gross income threshold. The tax is effective for tax years after December 31, 2012. Please consult your tax advisor to determine whether your annuity distributions are subject to this tax.

Transfers and Direct Rollovers

As a result of Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA), you may be able to move funds between different types of qualified plans, such as 403(b) and 457(b) governmental plans, by means of a rollover or transfer. You may be able to rollover or transfer amounts between qualified plans and traditional IRAs. These rules do not apply to Roth IRAs and 457(b) non-governmental tax-exempt plans. The Pension Protection Act of 2006 (PPA) permits direct conversions from certain qualified, 403(b) or 457(b) plans to Roth IRAs (effective for distributions after 2007). There are special rules that apply to rollovers, direct rollovers and transfers (including rollovers or transfers of after-tax amounts). If the applicable rules are not followed, you may incur adverse Federal income tax consequences, including paying taxes which you might not otherwise have had to pay. Before we send a rollover distribution, we will provide a notice explaining tax withholding requirements (see Federal Income Tax Withholding). We are not required to send you such notice for your IRA. You should always consult your tax adviser before you move or attempt to move any funds.


Death Benefit and IRAs

Pursuant to IRS regulations, IRAs may not invest in life insurance contracts. We do not believe that these regulations prohibit the death benefit from being provided under the contract when we issue the contract as a Traditional or Roth IRA. However, the law is unclear and it is possible that the presence of the death benefit under a contract issued as a Traditional or Roth IRA could result in increased taxes to you. Certain death benefit options may not be available for all of our products.


Federal Income Tax Withholding

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless you notify us prior to the distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender, or annuity payout is requested, we will give you an explanation of the withholding requirements.

Certain payments from your contract may be considered eligible rollover distributions (even if such payments are not being rolled over). Such distributions may be subject to special tax withholding requirements. The Federal income tax withholding rules require that we withhold 20% of the eligible rollover distribution from the payment amount, unless you elect to have the amount directly transferred to certain qualified plans or contracts. The IRS requires that tax be withheld, even if you have requested otherwise. Such tax withholding requirements are generally applicable to 401(a), 403(a) or
(b), HR 10, and 457(b) governmental plans and contracts used in connection with these types of plans.


Our Tax Status

Under existing Federal income tax laws, we do not pay tax on investment income and realized capital gains of the VAA. We do not expect that we will incur any Federal income tax liability on the income and gains earned by the VAA. However, the Company does expect, to the extent permitted under Federal tax law, to claim the benefit of the foreign tax credit as the owner of the assets of the VAA. Therefore, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.


Changes in the Law

The above discussion is based on the tax code, IRS regulations, and interpretations existing on the date of this prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.



Additional Information

Voting Rights
As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the funds. The voting will be done according to the instructions of contractowners who have interests in any subaccounts which invest in classes of the funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized.

Each underlying fund is subject to the laws of the state in which it is organized concerning, among other things, the matters which are subject to a shareholder vote, the number of shares which must be present in person or by proxy at a meeting of shareholders (a "quorum"), and the percentage of such shares present in person or by proxy which must vote in favor of matters presented. Because shares of the underlying fund held in the VAA are owned by us, and because under the 1940 Act we will vote all such shares in the same proportion as the voting instruction which we receive, it is important that each contractowner provide their voting instructions to us. Even though contractowners may choose not to provide voting instruction, the shares of a fund to which such contractowners would have been entitled to provide voting instruction will, subject to fair representation requirements, be voted by us in the same proportion as the voting instruction which we actually receive. As a result, the instruction of a small number of contractowners could determine the outcome of matters subject to shareholder vote. All shares voted by us will be counted when the underlying fund determines whether any requirement for a minimum number of shares be present at such a meeting to satisfy a quorum requirement has been met. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, we will provide or make available to each person having a voting interest in a subaccount proxy voting material, reports and other materials relating to the funds. Since the funds engage in shared funding, other persons or entities besides Lincoln Life may vote fund shares. See Investments of the Variable Annuity Account - Fund Shares.


Return Privilege

Within the free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to The Lincoln National Life Insurance Company at PO Box 2348, Fort Wayne, IN 46801-2348. A contract canceled under this provision will be void. Except as explained in the following paragraph, we will return the contract value as of the valuation date on which we receive the cancellation request, plus any premium taxes which had been deducted. No surrender charges or interest adjustment will apply. A purchaser who participates in the VAA is subject to the risk of a market loss on the contract value during the free-look period.

For contracts written in those states whose laws require that we assume this market risk during the free-look period, a contract may be canceled, subject to the conditions explained before, except that we will return the greater of the purchase payment(s) or contract value as of the valuation date we receive the cancellation request, plus any premium taxes that had been deducted. IRA purchasers will also receive the greater of purchase payments or contract value as of the valuation date on which we receive the cancellation request.


State Regulation

As a life insurance company organized and operated under Indiana law, we are subject to provisions governing life insurers and to regulation by the Indiana Commissioner of Insurance. Our books and accounts are subject to review and examination by the Indiana Department of Insurance at all times. A full examination of our operations is conducted by that Department at least every five years.


Records and Reports

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Home Office, at least semi-annually after the first contract year, reports containing information required by that Act or any other applicable law or regulation.


Other Information

You may elect to receive your prospectus, prospectus supplements, quarterly statements, and annual and semiannual reports electronically over the Internet, if you have an e-mail account and access to an Internet browser. Once you select eDelivery, via the Internet Service Center, all documents available in electronic format will no longer be sent to you in hard copy. You will receive an e-mail notification when the documents become available online. It is your responsibility to provide us with your current e-mail address. You can resume paper mailings at any time without cost, by updating your profile at the Internet Service Center, or contacting us. To learn more about this service, please log on to www.LincolnFinancial.com, select service centers and continue on through the Internet Service Center.


Legal Proceedings

In the ordinary course of its business, Lincoln Life, the VAA, and the principal underwriter may become or are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of Lincoln Life, the financial position of the VAA, or the principal underwriter.

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Contents of the Statement of Additional Information (SAI) for Lincoln Life Variable Annuity Account N


Item
Special Terms
Services
Principal Underwriter
Purchase of Securities Being Offered
Interest Adjustment Example
Annuity Payouts
Examples of Regular Income Payment
Calculations
Determination of Accumulation and Annuity Unit
Value
Capital Markets
Advertising & Ratings
Additional Services
Other Information
Financial Statements

For a free copy of the SAI complete the form below:











                Statement of Additional Information Request Card
                         Lincoln ChoicePlusSM Signature
                    Lincoln Life Variable Annuity Account N










   .
Please send me a free copy of the current Statement of Additional Information for Lincoln Life Variable Annuity Account N Lincoln ChoicePlusSM Signature.


                                 (Please Print)


Name: -------------------------------------------------------------------------






Address: ----------------------------------------------------------------------














City ---------------------------------------------------  State ---------
Zip ---------


Mail to The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46801-2348.

                      (This page intentionally left blank)

                      (This page intentionally left blank)

OVERVIEW OF LIVING BENEFIT RIDERS
---------------------------------

We offer a number of optional living benefit riders that, for an additional fee, offer certain guarantees, if certain conditions are met. These living benefit riders are described briefly below. Please see the more detailed description in the prospectus discussion for each rider, as well as the Charges and Other Deductions section of the prospectus, for important information on the costs, restrictions, and availability of each rider. Please consult your registered representative as to whether any living benefit rider is appropriate for you based on factors such as your investment objectives, risk tolerance, liquidity needs, and time horizon. Not all riders or features are available in all states or with your contract. Prior versions of these riders may have different features. Please consult your registered representative for the availability of any particular rider.

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                        LINCOLN           LINCOLN LIFETIME     I4LIFE(R) ADVANTAGE  4LATER(R) ADVANTAGE   1) I4LIFE(R) ADVANTAGE
                   SMARTSECURITY(R)      INCOME(SM) ADVANTAGE                                             GUARANTEED INCOME
                    ADVANTAGE 1-YR.             2.0                                                       BENEFIT (VERSION 4)
                   AUTOMATIC STEP-UP                                                                      2) 4LATER(R) ADVANTAGE
                                                                                                          GUARANTEED INCOME
                                                                                                          BENEFIT
                                                                                                          3) GUARANTEED INCOME
                                                                                                          BENEFIT FOR PURCHASERS
                                                                                                          OF LINCOLN LIFETIME
                                                                                                          INCOME(SM) ADVANTAGE 2.0
-----------------------------------------------------------------------------------------------------------------------------------
1. Overview       Designed to           Designed to           Designed to provide   Designed to           Designed to use the
                  guarantee that if     guarantee that if     an income program     guarantee today a     Income Base
                  you make your first   you make your first   that combines         future minimum        established under
                  withdrawal on or      withdrawal on or      variable lifetime     payout floor for      4LATER(R) Advantage (if
                  after the date you    after the date you    income payments and   i4LIFE(R) Advantage   4LATER(R) Advantage
                  reach age 65, you     reach age 55 you are  a death benefit with  regular income        Guaranteed Income
                  are guaranteed        guaranteed income     the ability to make   payments, regardless  Benefit is elected) or
                  income for your life  for your life (and    withdrawals during a  of investment         the Account Value*
                  (and your spouse's,   your spouse's, under  defined period.       performance, by       established under
                  under Joint Life      Joint Life version).                        providing an Income   i4LIFE(R) Advantage (if
                  version), even after  Also includes age-                          Base during the       i4LIFE(R) Advantage
                  the entire amount of  based increases to                          accumulation period   Guaranteed Income
                  purchase payments     the withdrawal                              that can be used to   Benefit is elected) or
                  has been returned to  amount.                                     establish in the      the greater of the
                  you through periodic                                              future a Guaranteed   Income Base or Account
                  withdrawals.  If                                                  Income Benefit with   Value under Lincoln
                  lifetime withdrawals                                              i4LIFE(R) Advantage.  Lifetime Income(SM)
                  are not in effect,                                                                      Advantage 2.0 (for
                  you may make                                                                            prior purchasers of
                  periodic withdrawals                                                                    Lincoln Lifetime
                  of the Guaranteed                                                                       Income(SM) Advantage
                  Amount.                                                                                 2.0) to provide a
                                                                                                          minimum payout floor
                                                                                                          for i4LIFE(R) Advantage
                                                                                                          regular income
                                                                                                          payments, regardless
                                                                                                          of investment
                                                                                                          performance.
                                                                                                          * Can instead use the
                                                                                                          remaining Guaranteed
                                                                                                          Amount under Lincoln
                                                                                                          SmartSecurity(R)
                                                                                                          Advantage
-----------------------------------------------------------------------------------------------------------------------------------
2. Current Fee    0.65% (Single Life)    Single life option     Varies based on     0.65% of Income Base  1) 0.65% added to the
                    or 0.80% (Joint     1.05% of Income Base   product and death                          i4LIFE(R) Advantage
                  Life) of Guaranteed    Joint life option       benefit option                           charge (0.85% if joint
                         Amount         1.25% of Income Base   (assessed as a % of                        life option is chosen)
                                                               account value, and                         i4LIFE(R) Advantage
                                                              only during annuity                         Guaranteed Income
                                                                 payout phase)                            Benefit Version 4
                                                                                                          (0.65% for 4LATER(R)
                                                                                                          Advantage Guaranteed
                                                                                                          Income Benefit)

                                                                                                          2) 0.50% added to the
                                                                                                          i4LIFE(R) Advantage
                                                                                                          charge
                                                                                                          (i4LIFE(R) Advantage
                                                                                                          Guaranteed Income
                                                                                                          Benefit  Version 3)
                                                                                                          (assessed as a % of
                                                                                                          account value, and
                                                                                                          only during annuity
                                                                                                          payout phase)

                                                                                                          3) Guaranteed Income
                                                                                                          Benefit for Purchasers
                                                                                                          of LINCOLN LIFETIME
                                                                                                          INCOME(SM) Advantage
                                                                                                          2.0, 1.05% (single
                                                                                                          life option) or 1.25
                                                                                                          (joint life option)
                                                                                                          which is the total
                                                                                                          charge for i4LIFE(R)
                                                                                                          Advantage Guaranteed
                                                                                                          Income Benefit
                                                                                                          initially (assessed as
                                                                                                          a % of the LINCOLN
                                                                                                          LIFETIME INCOME(SM)
                                                                                                          Advantage 2.0 Income
                                                                                                          Base or Account Value,
                                                                                                          if greater).
-----------------------------------------------------------------------------------------------------------------------------------
3. Guaranteed     1.50% of Guaranteed   2.00% of Income Base  Same as current fee   1.50% of Income Base  1) 2.00% added to the
   Maximum Fee           Amount                                                                           i4LIFE(R) Advantage
                                                                                                          charge (assessed as a
                                                                                                          % of account value,
                                                                                                          and only during
                                                                                                          annuity payout phase)

                                                                                                          2) 2.00% total charge
                                                                                                          for i4LIFE(R) Advantage
                                                                                                          Guaranteed Income
                                                                                                          Benefit for Purchasers
                                                                                                          of LINCOLN LIFETIME
                                                                                                          INCOME(SM) Advantage
                                                                                                          2.0. (assessed as a %
                                                                                                          of the LINCOLN
                                                                                                          LIFETIME INCOME(SM)
                                                                                                          Advantage 2.0 Income
                                                                                                          Base).
-----------------------------------------------------------------------------------------------------------------------------------
4. Withdrawals     Yes - 5% annually    Yes - Age-based (4-    Yes, during Access   Yes, only after you             No
   Permitted                                5%) annually             Period            elect i4LIFE(R)
                                                                                         Advantage
-----------------------------------------------------------------------------------------------------------------------------------
5. Payments for    Yes (if conditions    Yes (if conditions    Yes (if conditions         If elect        Yes (if conditions are
   Life                 are met)              are met)             are met)          i4LIFE(R)Advantage             met)
-----------------------------------------------------------------------------------------------------------------------------------
6. Potential       Purchase Payments     Purchase Payments            N/A            Purchase Payments    Automatic Annual Step-
   Increases to     Automatic Annual      5% Enhancements                             15% Enhancements      Ups Prior versions
   Guaranteed           Step-Ups          Automatic Annual                            (every 3 years)      will have different
   Amount, Income  (if conditions are         Step-Ups                               Resets to contract     Step-Up provisions
   Base, or               met)           (if conditions are                                value            (if conditions are
   Guaranteed                                   met)                                 (if conditions are            met)
   Income Benefit                                                                           met)
   (as applicable)
-----------------------------------------------------------------------------------------------------------------------------------
7. Investment     Option 3 (different   Option 3 (different           None          Option 3 (different    Option 3 (different
   Requirements        Investment            Investment                                  Investment             Investment
                    Requirements may      Requirements may                            Requirements may    Requirements may apply
                  apply depending upon  apply depending upon                        apply depending upon  depending upon date of
                   date of purchase.     date of purchase.                           date of purchase.        purchase.  See
                     See Investment        See Investment                              See Investment           Investment
                  Requirements section  Requirements section                        Requirements section   Requirements section
                   of prospectus for     of prospectus for                           of prospectus for    of prospectus for more
                     more details)         more details)                               more details)             details)
-----------------------------------------------------------------------------------------------------------------------------------
8. Ability to     Yes, after the first   Yes-may impact the    No (non-qualified            Yes                     No
   Make             rider anniversary,          charge              contracts)
   Additional        if cumulative      (Cumulative purchase   Yes, during Access
   Purchase        payments are over     payments in excess      Period, unless
   Payments if    $100,000 and prior    of $100,000 require    4LATER(R) Advantage
   Contract       Home Office approval      Home Office        Guaranteed Income
   Value             is provided            approval.)        Benefit or i4LIFE(R)
   is greater                                                 Advantage Guaranteed
   than zero                                                     Income Benefit has
                                                                  been elected
                                                                   (qualified
                                                                   contracts)
                                                               No, for purchasers
                                                              of Lincoln Lifetime
                                                               Income(SM) Advantage
                                                                 2.0 if i4LIFE(R)
                                                              Advantage Guaranteed
                                                                 Income Benefit
                                                              (Version 4) has been
                                                                    elected
-----------------------------------------------------------------------------------------------------------------------------------
9. Spousal                Yes                   No                    No               Yes (prior to               No
   Continuation                                                                      Periodic Income
                                                                                    Commencement Date)
-----------------------------------------------------------------------------------------------------------------------------------
10. Ability      Yes, after 5 years    Yes, after 5 Years     No (non-qualified    Yes, after 3 years     Yes, after 3 years
    to Cancel    following the later                             contracts)        following the later    following the later
    Rider         of rider effective                                                of rider effective     of rider effective
                       date or                                Yes, at any time     date or most recent    date or most recent
                   contractowner-                                (qualified               Reset            Reset (if 4LATER(R)
                   elected step-up                               contracts)                              Advantage Guaranteed
                                                                                                            Income Benefit is
                                                                                                          elected or purchasers
                                                                                                           of LINCOLN LIFETIME
                                                                                                          INCOME(SM) Advantage or
                                                                                                            LINCOLN LIFETIME
                                                                                                           INCOME(SM) Advantage
                                                                                                              2.0 elect the
                                                                                                            Guaranteed Income
                                                                                                          Benefit) Yes, at any
                                                                                                            time (if i4LIFE(R)
                                                                                                          Advantage Guaranteed
                                                                                                           Income Benefit  is
                                                                                                                elected)
                                                                                                           Yes, after 5 years
                                                                                                           following the rider
                                                                                                           effective date for
                                                                                                            LINCOLN LIFETIME
                                                                                                           INCOME(SM) Advantage
                                                                                                                   2.0
-----------------------------------------------------------------------------------------------------------------------------------
11. Nursing Home          No                    Yes                   No                    No                     No
    Benefit                              (subject to state
                                           availability)
-----------------------------------------------------------------------------------------------------------------------------------
12. May Elect Other       No                    No                Limited to           No (prior to        Limited to i4LIFE(R)
    Living Benefit                                             Guaranteed Income      Periodic Income           Advantage
    Riders                                                          Benefit         Commencement Date)
-----------------------------------------------------------------------------------------------------------------------------------

Lincoln ChoicePlusSM Signature
Lincoln Life Variable Annuity Account N   (Registrant)

The Lincoln National Life Insurance Company   (Depositor)



Statement of Additional Information (SAI)
This SAI should be read in conjunction with the Lincoln ChoicePlusSM Signature prospectus of Lincoln Life Variable Annuity Account N dated April 29, 2011. You may obtain a copy of the Lincoln ChoicePlusSM Signature prospectus on request and without charge. Please write Lincoln Life Customer Service, The Lincoln National Life Insurance Company, PO Box 2348, Fort Wayne, IN 46802, or call 1-888-868-2583.



Table of Contents




Item                                             Page
Special Terms                                   B-2
Services                                        B-2
Principal Underwriter                           B-2
Purchase of Securities Being Offered            B-2
Interest Adjustment Example                     B-2
Annuity Payouts                                 B-4
Examples of Regular Income Payment
Calculations                                    B-5


Item                                             Page
Determination of Accumulation and Annuity Unit
Value                                           B-5
Capital Markets                                 B-5
Advertising & Ratings                           B-6
Additional Services                             B-6
Other Information                               B-7
Financial Statements                            B-7

This SAI is not a prospectus.
The date of this SAI is April 29, 2011.

Special Terms
The special terms used in this SAI are the ones defined in the Prospectus.


Services

Independent Registered Public Accounting Firm
Ernst & Young LLP, independent registered public accounting firm, Two Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, Pennsylvania, 19103, has audited a) our financial statements of the VAA as of December 31, 2010; and b) our consolidated financial statements of The Lincoln National Life Insurance Company as of December 31, 2010, which are included in this SAI and Registration Statement. The aforementioned financial statements are included herein in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.


Keeper of Records

All accounts, books, records and other documents which are required to be maintained for the VAA are maintained by us or by third parties responsible to Lincoln Life. We have entered into an agreement with The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, Pennsylvania, 15258, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by us for this service.



Principal Underwriter
Lincoln Financial Distributors, Inc. ("LFD"), an affiliate of Lincoln Life, serves as principal underwriter (the "Principal Underwriter") for the contracts, as described in the prospectus. The Principal Underwriter offers the contracts to the public on a continuous basis and anticipates continuing to offer the contracts, but reserves the right to discontinue the offering. The Principal Underwriter offers the contracts through sales representatives, who are associated with Lincoln Financial Advisors Corporation and/or Lincoln Financial Securities Corporation (collectively, "LFN"), our affiliates. The Principal Underwriter also may enter into selling agreements with other broker-dealers ("Selling Firms") for the sale of the contracts. Sales representatives of Selling Firms are appointed as our insurance agents. LFD, acting as Principal Underwriter, paid $220,940,772, $202,245,526 and $289,902,595 to LFA and Selling Firms in 2008, 2009 and 2010, respectively, as sales compensation with respect to the contracts. The Principal Underwriter retained no underwriting commissions for the sale of the contracts.



Purchase of Securities Being Offered
The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling our products; through independent insurance brokers; and through certain securities brokers/dealers selected by us whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the prospectus under the section Charges and Other Deductions, any applicable account fee and/or surrender charge may be reduced or waived.

Both before and after the annuity commencement date, there are exchange privileges between subaccounts, and from the VAA to the general account (if available) subject to restrictions set out in the prospectus. See The Contracts, in the prospectus. No exchanges are permitted between the VAA and other separate accounts.

The offering of the contracts is continuous.



Interest Adjustment Example
Note: This example is intended to show how the interest adjustment calculation impacts the surrender value of a representative contract. The surrender charges, annual account fee, adjustment factor, and guaranteed minimum interest rate values shown here are generally different from those that apply to specific contracts, particularly those contracts that deduct an initial sales load or pay a bonus on deposits. Calculations of the interest adjustment in your contract, if applicable, will be based on the factors applicable to your contract. The interest adjustment may be referred to as a market value adjustment in your contract.

                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE

                             CASH SURRENDER VALUES



         Single Premium..................    $50,000
         Premium taxes...................    None
         Withdrawals.....................    None
         Guaranteed Period...............    5 years
         Guaranteed Interest Rate........    3.50%
         Annuity Date....................    Age 70
         Index Rate A....................    3.50%
         Index Rate B....................    4.00% End of contract year 1
                                             3.50% End of contract year 2
                                             3.00% End of contract year 3
                                             2.00% End of contract year 4
         Percentage adjustment to B......    0.50%



         Interest Adjustment Formula                  (1 + Index A)n
                                              ------------------------------
                                                                             -1
         n = Remaining Guaranteed Period      (1 + Index B + % Adjustment)n

                          SURRENDER VALUE CALCULATION



                                               (3)
                (1)       (2)                  Adjusted   (4)       (5)          (6)         (7)
                Annuity   1 + Interest         Annuity    Minimum   Greater of   Surrender   Surrender
Contract Year   Value     Adjustment Formula   Value      Value     (3) & (4)    Charge      Value
--------------- --------- -------------------- ---------- --------- ------------ ----------- ----------
  1............ $51,710        0.962268        $49,759    $50,710   $50,710      $4,250      $46,460
  2............ $53,480        0.985646        $52,712    $51,431   $52,712      $4,250      $48,462
  3............ $55,312        1.000000        $55,312    $52,162   $55,312      $4,000      $51,312
  4............ $57,208        1.009756        $57,766    $52,905   $57,766      $3,500      $54,266
  5............ $59,170           N/A          $59,170    $53,658   $59,170      $3,000      $56,170

                           ANNUITY VALUE CALCULATION



                   BOY*                              Annual        EOY**
                   Annuity       Guaranteed          Account       Annuity
Contract Year      Value         Interest Rate       Fee           Value
------------------ ---------     ---------------     ---------     ----------
   1...............$50,000   x       1.035       -   $40       =   $51,710
   2...............$51,710   x       1.035       -   $40       =   $53,480
   3...............$53,480   x       1.035       -   $40       =   $55,312
   4...............$55,312   x       1.035       -   $40       =   $57,208
   5...............$57,208   x       1.035       -   $40       =   $59,170

                         SURRENDER CHARGE CALCULATION



                   Surrender
                   Charge                       Surrender
Contract Year      Factor         Deposit       Charge
------------------ ----------     ---------     ----------
   1...............     8.5%  x   $50,000   =   $4,250
   2...............     8.5%  x   $50,000   =   $4,250
   3...............     8.0%  x   $50,000   =   $4,000
   4...............     7.0%  x   $50,000   =   $3,500
   5...............     6.0%  x   $50,000   =   $3,000

                       1 + INTEREST ADJUSTMENT FORMULA CALCULATION



Contract Year       Index A      Index B      Adj Index B      N        Result
----------------    ---------    ---------    -------------    -----    ---------
  1.............     3.50%        4.00%          4.50%          4       0.962268
  2.............     3.50%        3.50%          4.00%          3       0.985646
  3.............     3.50%        3.00%          3.50%          2       1.000000
  4.............     3.50%        2.00%          2.50%          1       1.009756
  5.............     3.50%         N/A            N/A          N/A         N/A

                           MINIMUM VALUE CALCULATION



                                  Minimum             Annual
                                  Guaranteed          Account       Minimum
Contract Year                     Interest Rate       Fee           Value
------------------                ---------------     ---------     ----------
   1...............$50,000    x       1.015       -   $40       =   $50,710
   2...............$50,710    x       1.015       -   $40       =   $51,431
   3...............$51,431    x       1.015       -   $40       =   $52,162
   4...............$52,162    x       1.015       -   $40       =   $52,905
   5...............$52,905    x       1.015       -   $40       =   $53,658


                             * BOY = beginning of year

                                        ** EOY = end of year



Annuity Payouts

Variable Annuity Payouts
Variable annuity payouts will be determined on the basis of:
 o the dollar value of the contract on the annuity commencement date less any applicable premium tax (and less any surrender charges on purchase payments in the contract for less than 12 months if bonus credits applied to the purchase payments);
 o the annuity tables contained in the contract;
 o the type of annuity option selected; and
 o the investment results of the fund(s) selected.

In order to determine the amount of variable annuity payouts, we make the following calculation:
 o first, we determine the dollar amount of the first payout;
 o second, we credit the contract with a fixed number of annuity units based on the amount of the first payout; and
 o third, we calculate the value of the annuity units each period thereafter.

These steps are explained below.

The dollar amount of the first periodic variable annuity payout is determined by applying the total value of the accumulation units credited under the contract valued as of the annuity commencement date (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the annuity commencement date. This day of the month will become the day on which all future annuity payouts will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 3%, 4%, 5% or 6% per annum, depending on the terms of your contract. The first annuity payout is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the annuitant at the annuity commencement date. The assumed interest rate is the measuring point for subsequent annuity payouts. If the actual net investment rate (annualized) exceeds the assumed interest rate, the payout will increase at a rate equal to the amount of such excess.

Conversely, if the actual rate is less than the assumed interest rate, annuity payouts will decrease. If the assumed rate of interest were to be increased, annuity payouts would start at a higher level but would decrease more rapidly or increase more slowly.

We may use sex-distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law.

At an annuity commencement date, the contract is credited with annuity units for each subaccount on which variable annuity payouts are based. The number of annuity units to be credited is determined by dividing the amount of the first periodic payout by the value of an annuity unit in each subaccount selected. Although the number of annuity units is fixed by this process, the value of such units will vary with the value of the underlying fund. The amount of the second and subsequent periodic payouts is determined by multiplying the contractowner's fixed number of annuity units in each subaccount by the appropriate annuity unit value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's annuity unit will be set initially at $1.00. The annuity unit value for each subaccount at the end of any valuation date is determined by multiplying the subaccount annuity unit value for the immediately preceding valuation date by the product of:
 o The net investment factor of the subaccount for the valuation period for which the annuity unit value is being determined, and
 o A factor to neutralize the assumed investment return in the annuity table.

The value of the annuity units is determined as of a valuation date 14 days prior to the payment date in order to permit calculation of amounts of annuity payouts and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.


Proof of Age, Sex and Survival

We may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.



Examples of Regular Income Payment Calculations
These examples will illustrate the impact of the length of the access period and the impact of a withdrawal on the regular income payments. These examples assume that the investment return is the same as the assumed investment return
(AIR) to make the regular income payment calculations simpler to understand. The regular income payments will vary based on the investment performance of the underlying funds.


         Annuitant............................ Male, Age 65
         Secondary Life....................... Female, Age 63
         Purchase Payment..................... $200,000.00
         Regular Income Payment Frequency..... Annual
         AIR.................................. 4.0%
         Hypothetical Investment Return....... 4.0%

                                               20-year Access Period    30-Year Access Period
         Regular Income Payment............... $ 10,600.94              $10,004.94

A 10% withdrawal from the account value will reduce the regular income payments by 10% to $9,540.85 with the 20-year access period and $9,004.45 with the 30-year access period.

At the end of the 20-year access period, the remaining account value of $109,921.94 (assuming no withdrawals) will be used to continue the $10,600.94 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. At the end of the 30-year access period, the remaining account value of $65,108.01 (assuming no withdrawals) will be used to continue the $10,004.94 regular income payment during the lifetime income period for the lives of the annuitant and secondary life. (Note: the regular income payments during the lifetime income period will vary with the investment performance of the underlying funds).



Determination of Accumulation and Annuity Unit Value
A description of the days on which accumulation and annuity units will be valued is given in the prospectus. The New York Stock Exchange's (NYSE) most recent announcement (which is subject to change) states that it will be closed on weekends and on these holidays: New Year's Day, Martin Luther King Day, President's Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring just before or just after the holiday. It may also be closed on other days.

Since the portfolios of some of the fund and series will consist of securities primarily listed on foreign exchanges or otherwise traded outside the United States, those securities may be traded (and the net asset value of those fund and series and of the variable account could therefore be significantly affected) on days when the investor has no access to those funds and series.


Capital Markets

In any particular year, our capital may increase or decrease depending on a variety of factors - the amount of our statutory income or losses (which is sensitive to equity market and credit market conditions), the amount of additional capital we must hold to support business growth, changes in reserving requirements, our inability to secure capital market solutions to provide reserve relief, such as issuing letters of credit to support captive reinsurance structures, changes in equity market levels, the value of certain fixed-income and equity securities in our investment portfolio and changes in interest rates.


Advertising & Ratings

We may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Lincoln Life or the policies. Furthermore, we may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

Nationally recognized rating agencies rate the financial strength of our Company. The ratings do not imply approval of the product and do not refer to the performance of the product, or to the VAA, including underlying investment options. Ratings are not recommendations to buy our products. Each of the rating agencies reviews its ratings periodically. Accordingly, all ratings are subject to revision or withdrawal at any time by the rating agencies, and therefore, no assurance can be given that these ratings will be maintained. All ratings are on outlook stable. Our financial strength ratings, which are intended to measure our ability to meet contract holder obligations, are an important factor affecting public confidence in most of our products and, as a result, our competitiveness. A downgrade of our financial strength rating could affect our competitive position in the insurance industry by making it more difficult for us to market our products as potential customers may select companies with higher financial strength ratings and by leading to increased withdrawals by current customers seeking companies with higher financial strength ratings.



Additional Services
Dollar Cost Averaging (DCA) - You may systematically transfer, on a monthly basis or in accordance with other terms we make available, amounts from certain subaccounts, or the fixed side (if available) of the contract into the subaccounts or in accordance with other terms we make available. You may elect to participate in the DCA program at the time of application or at anytime before the annuity commencement date by completing an election form available from us. The minimum amount to be dollar cost averaged is $1,500 ($2,000 for contracts purchased prior to November 15, 2010) over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of:
 o the annuity commencement date;
 o the value of the amount being DCA'd is depleted; or
 o you cancel the program by written request or by telephone if we have your telephone authorization on file.

We reserve the right to restrict access to this program at any time.

A transfer made as part of this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or interest adjustment which may apply to transfers. Upon receipt of an additional purchase payment allocated to the DCA fixed account, the existing program duration will be extended to reflect the end date of the new DCA program. However, the existing interest crediting rate will not be extended. The existing interest crediting rate will expire at its originally scheduled expiration date and the value remaining in the DCA account from the original amount as well as any additional purchase payments will be credited with interest at the standard DCA rate at the time. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

Automatic Withdrawal Service (AWS) - AWS provides an automatic, periodic withdrawal of contract value to you. AWS may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. You may elect to participate in AWS at the time of application or at any time before the annuity commencement date by sending a written request to us. The minimum contract value required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us. If telephone authorization has been elected, certain changes may be made by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted under Section 401(a)(9) of the IRC for qualified plans or permitted under Section 72 of the IRC for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Contingent deferred sales charges.

Portfolio Rebalancing - Portfolio rebalancing is an option, which, if elected by the contractowner, restores to a pre-determined level the percentage of the contract value, allocated to each variable subaccount. This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The portfolio rebalancing allocation may be changed at any time by submitting a written request to us. If portfolio rebalancing is elected, all purchase payments allocated to the variable subaccounts must be subject to portfolio rebalancing. Portfolio rebalancing may take place on either a monthly, quarterly, semi-annual or annual basis, as selected by the contractowner. The contractowner may terminate the portfolio rebalancing program or re-enroll at any time by sending a written request to us. If telephone authorization has been elected, the contractowner may make these elections by phone. The portfolio rebalancing program is not available following the annuity commencement date.



Other Information
Due to differences in redemption rates, tax treatment or other considerations, the interests of contractowners under the variable life accounts could conflict with those of contractowners under the VAA. In those cases, where assets from variable life and variable annuity separate accounts are invested in the same fund(s) (i.e., where mixed funding occurs), the Boards of Directors of the fund involved will monitor for any material conflicts and determine what action, if any, should be taken. If it becomes necessary for any separate account to replace shares of any fund with another investment, that fund may have to liquidate securities on a disadvantageous basis. Refer to the prospectus for each fund for more information about mixed funding.



Financial Statements
The December 31, 2010 financial statements of the VAA and the December 31, 2010 consolidated financial statements of Lincoln Life appear on the following pages.

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                  THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                       CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2010 AND 2009

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of The Lincoln National Life Insurance Company

We have audited the accompanying consolidated balance sheets of The Lincoln National Life Insurance Company (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income (loss), stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Lincoln National Life Insurance Company and subsidiaries at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2010 the Company changed its method of accounting for the consolidation of variable interest entities. Also, as discussed in Note 2 to the consolidated financial statements, in 2009 the Company changed its method of accounting for the recognition and presentation of other-than-temporary impairments.

                                               /s/ Ernst & Young LLP

                                               Philadelphia, Pennsylvania
                                               April 1, 2011

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED BALANCE SHEETS
(IN MILLIONS, EXCEPT SHARE DATA)


                                                                                                       AS OF DECEMBER 31,
                                                                                                       ---------------------
                                                                                                         2010       2009
                                                                                                       -------- ------------
ASSETS
Investments:
  Available-for-sale securities, at fair value:
     Fixed maturity securities (amortized cost: 2010 -- $63,512; 2009 -- $58,816)                      $ 66,289  $ 58,889
     Variable interest entities' fixed maturity securities (amortized cost: 2010 -- $570)                   584        --
     Equity securities (cost: 2010 -- $119; 2009 -- $141)                                                   140       155
  Trading securities                                                                                      2,459     2,366
  Mortgage loans on real estate                                                                           6,431     6,835
  Real estate                                                                                               168       128
  Policy loans                                                                                            2,832     2,864
  Derivative investments                                                                                  1,021       841
  Other investments                                                                                         978       975
                                                                                                       -------- ------------
        Total investments                                                                                80,902    73,053
Cash and invested cash                                                                                    1,904     2,553
Deferred acquisition costs and value of business acquired                                                 8,854     9,396
Premiums and fees receivable                                                                                334       302
Accrued investment income                                                                                   904       860
Reinsurance recoverables                                                                                  7,626     7,880
Reinsurance related embedded derivatives                                                                    112       277
Goodwill                                                                                                  3,017     3,011
Other assets                                                                                              3,729     3,375
Separate account assets                                                                                  84,630    73,500
                                                                                                       -------- ------------
        Total assets                                                                                   $192,012  $174,207
                                                                                                       ======== ============
LIABILITIES AND STOCKHOLDER'S EQUITY
LIABILITIES
Future contract benefits                                                                               $ 14,872  $ 14,507
Other contract holder funds                                                                              66,721    63,177
Short-term debt                                                                                              10        21
Long-term debt                                                                                            2,429     1,925
Funds withheld reinsurance liabilities                                                                    3,385     3,137
Deferred gain on business sold through reinsurance                                                          405       516
Payables for collateral on investments                                                                    1,712     1,924
Variable interest entities' liabilities                                                                     132        --
Other liabilities                                                                                         3,118     2,099
Separate account liabilities                                                                             84,630    73,500
                                                                                                       -------- ------------
        Total liabilities                                                                               177,414   160,806
                                                                                                       -------- ------------
CONTINGENCIES AND COMMITMENTS (SEE NOTE 14)
STOCKHOLDER'S EQUITY
Common stock -- 10,000,000 shares authorized, issued and outstanding                                     10,585    10,588
Retained earnings                                                                                         3,137     2,915
Accumulated other comprehensive income (loss)                                                               876      (102)
                                                                                                       -------- ------------
        Total stockholder's equity                                                                       14,598    13,401
                                                                                                       -------- ------------
            Total liabilities and stockholder's equity                                                 $192,012  $174,207
                                                                                                       ======== ============
           See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(IN MILLIONS)

                                                                                                FOR THE YEARS ENDED
                                                                                                    DECEMBER 31,
                                                                                          -----------------------------
                                                                                            2010      2009      2008
                                                                                          --------- --------- ---------
REVENUES
Insurance premiums                                                                        $1,929    $1,878    $1,835
Insurance fees                                                                             3,070     2,841     2,990
Net investment income                                                                      4,362     4,006     3,975
Realized gain (loss):
  Total other-than-temporary impairment losses on securities                                (231)     (643)     (682)
  Portion of loss recognized in other comprehensive income                                    83       262        --
                                                                                          --------- --------- ---------
     Net other-than-temporary impairment losses on securities recognized in earnings        (148)     (381)     (682)
     Realized gain (loss), excluding other-than-temporary impairment losses on securities   (100)     (208)     (142)
                                                                                          --------- --------- ---------
        Total realized gain (loss)                                                          (248)     (589)     (824)
                                                                                          --------- --------- ---------
Amortization of deferred gain on business sold through reinsurance                            52        73        76
Other revenues and fees                                                                      360       299       271
                                                                                          --------- --------- ---------
     Total revenues                                                                        9,525     8,508     8,323
                                                                                          --------- --------- ---------
BENEFITS AND EXPENSES
Interest credited                                                                          2,435     2,406     2,438
Benefits                                                                                   2,570     2,450     2,654
Underwriting, acquisition, insurance and other expenses                                    2,999     2,579     2,960
Interest and debt expense                                                                     99        93        85
Impairment of intangibles                                                                     --       729        --
                                                                                          --------- --------- ---------
     Total benefits and expenses                                                           8,103     8,257     8,137
                                                                                          --------- --------- ---------
     Income (loss) before taxes                                                            1,422       251       186
     Federal income tax expense (benefit)                                                    347       163       (68)
                                                                                          --------- --------- ---------
        Net income (loss)                                                                 $1,075      $ 88     $ 254
                                                                                          ========= ========= =========

          See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(IN MILLIONS)

                                                                  FOR THE YEARS ENDED
                                                                      DECEMBER 31,
                                                            --------------------------------
                                                               2010       2009       2008
                                                            ---------- ---------- ----------
COMMON STOCK
Balance as of beginning-of-year                             $10,588    $ 9,132    $ 9,105
Capital contribution from Lincoln National Corporation           --      1,451         --
Stock compensation/issued for benefit plans                      (3)         5         27
                                                            ---------- ---------- ----------
     Balance as of end-of-year                               10,585     10,588      9,132
                                                            ---------- ---------- ----------
RETAINED EARNINGS
Balance as of beginning-of-year                               2,915      3,135      3,283
Cumulative effect from adoption of new accounting standards    (169)        97         --
Comprehensive income (loss)                                   1,872      2,692     (2,408)
Less other comprehensive income (loss), net of tax              797      2,604     (2,662)
                                                            ---------- ---------- ----------
     Net income (loss)                                        1,075         88        254
Dividends declared                                             (684)      (405)      (402)
                                                            ---------- ---------- ----------
     Balance as of end-of-year                                3,137      2,915      3,135
                                                            ---------- ---------- ----------
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance as of beginning-of-year                                (102)    (2,609)        53
Cumulative effect from adoption of new accounting standards     181        (97)        --
Other comprehensive income (loss), net of tax                   797      2,604     (2,662)
                                                            ---------- ---------- ----------
     Balance as of end-of-year                                  876       (102)    (2,609)
                                                            ---------- ---------- ----------
         Total stockholder's equity as of end-of-year       $14,598    $13,401    $ 9,658
                                                            ========== ========== ==========

          See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN MILLIONS)

                                                                                                   FOR THE YEARS ENDED
                                                                                                       DECEMBER 31,
                                                                                             -------------------------------
                                                                                                2010       2009       2008
                                                                                             ---------- ---------- ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                            $ 1,075       $ 88      $ 254
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
  Deferred acquisition costs, value of business acquired,
     deferred sales inducements and deferred front-end
     loads deferrals and interest, net of amortization                                          (304)      (371)      (237)
  Trading securities purchases, sales and maturities, net                                         39        (20)       177
  Change in premiums and fees receivable                                                         (32)       143        (61)
  Change in accrued investment income                                                            (44)       (87)        19
  Change in future contract benefits and other contract holder funds                            (202)    (2,857)     4,098
  Change in reinsurance related assets and liabilities                                           888      2,790     (3,618)
  Change in federal income tax accruals                                                          692        178        (45)
  Realized (gain) loss                                                                           248        589        824
  Amortization of deferred gain on business sold through reinsurance                             (52)       (73)       (76)
  Impairment of intangibles                                                                       --        729         --
  Other                                                                                           63          1        (12)
                                                                                             ---------- ---------- ----------
     Net cash provided by (used in) operating activities                                       2,371      1,110      1,323
                                                                                             ---------- ---------- ----------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of available-for-sale securities                                                   (12,816)   (13,075)    (5,776)
Sales of available-for-sale securities                                                         2,642      3,614      1,506
Maturities of available-for-sale securities                                                    4,429      3,209      3,732
Purchases of other investments                                                                (2,775)      (779)    (1,163)
Sales or maturities of other investments                                                       3,099      1,102        907
Increase (decrease) in payables for collateral on investments                                   (212)     1,044       (255)
Proceeds from sale of subsidiaries/businesses, net of cash disposed                               --          6         --
Proceeds from reinsurance recapture                                                               25         --         --
Other                                                                                            (74)       (51)      (117)
                                                                                             ---------- ---------- ----------
     Net cash provided by (used in) investing activities                                      (5,682)    (4,930)    (1,166)
                                                                                             ---------- ---------- ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of long-term debt, net of issuance costs                                                504         --        250
Increase (decrease) in short-term debt                                                           (11)         3        (14)
Deposits of fixed account values, including the fixed portion of variable                     11,051     11,346      9,806
Withdrawals of fixed account values, including the fixed portion of variable                  (5,225)    (5,440)    (5,910)
Transfers to and from separate accounts, net                                                  (2,958)    (2,248)    (2,204)
Payment of funding agreements                                                                     --         --       (550)
Common stock issued for benefit plans and excess tax benefits                                    (15)        --          8
Capital contribution from parent company                                                          --      1,001         --
Dividends paid to stockholders                                                                  (684)      (405)      (402)
                                                                                             ---------- ---------- ----------
     Net cash provided by (used in) financing activities                                       2,662      4,257        984
                                                                                             ---------- ---------- ----------
Net increase (decrease) in cash and invested cash, including discontinued operations            (649)       437      1,141
Cash and invested cash, including discontinued operations, as of beginning-of-year             2,553      2,116        975
                                                                                             ---------- ---------- ----------
     Cash and invested cash, including discontinued operations, as of end-of-year            $ 1,904    $ 2,553    $ 2,116
                                                                                             ========== ========== ==========


           See accompanying Notes to Consolidated Financial Statements

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

The Lincoln National Life Insurance Company ("LNL" or the "Company," which also may be referred to as "we," "our" or "us"), a wholly-owned subsidiary of Lincoln National Corporation ("LNC" or the "Parent Company"), is domiciled in the state of Indiana. We own 100% of the outstanding common stock of one insurance company subsidiary, Lincoln Life & Annuity Company of New York ("LLANY"). We also own several non-insurance companies, including Lincoln Financial Distributors ("LFD") and Lincoln Financial Advisors ("LFA"), LNC's wholesaling and retailing business units, respectively. LNL's principal businesses consist of underwriting annuities, deposit-type contracts and life insurance through multiple distribution channels. LNL is licensed and sells its products throughout the United States of America and several U.S. territories. See Note 23 for additional information.

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Certain GAAP policies, which significantly affect the determination of financial position, results of operations and cash flows, are summarized below.

On May 7, 2009, LNC made a capital contribution to LNL that transferred ownership of Lincoln Financial Media ("LFM") to LNL. LFM's results subsequent to May 7, 2009, are included in these consolidated financial statements.

The insurance subsidiaries also submit financial statements to insurance industry regulatory authorities. Those financial statements are prepared on the basis of statutory accounting practices ("SAP") and are significantly different from financial statements prepared in accordance with GAAP. See Note 21 for additional discussion on SAP.

Certain amounts reported in prior years' consolidated financial statements have been reclassified to conform to the presentation adopted in the current year. These reclassifications had no effect on net income or stockholder's equity of the prior years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION
The accompanying consolidated financial statements include the accounts of LNL and all other entities in which we have a controlling financial interest and any variable interest entities ("VIEs") in which we are the primary beneficiary. See Note 4 below for additional details. Entities in which we do not have a controlling financial interest and do not exercise significant management influence over the operating and financing decisions are reported using the equity method. The carrying value of our investments that we account for using the equity method on our Consolidated Balance Sheets and equity in earnings on our Consolidated Statements of Income (Loss) is not material. All material inter-company accounts and transactions have been eliminated in consolidation.

Our involvement with VIEs is primarily to obtain financing to either invest in assets that allow us to gain exposure to a broadly diversified pool of corporate issuers or to support our universal life ("UL") business with secondary guarantees. The factors used to determine whether or not we are the primary beneficiary and must consolidate a VIE in which we hold a variable interest changed effective January 1, 2010, upon the adoption of new accounting guidance. See "Consolidations Topic" in Note 2 for details. Beginning January 1, 2010, we continuously analyze the primary beneficiary of our VIEs, to determine whether we are the primary beneficiary, by applying a qualitative approach to identify the variable interest that has the power to direct activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive returns that could potentially be significant to the VIE.

ACCOUNTING ESTIMATES AND ASSUMPTIONS
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts and disclosures that require extensive use of estimates are: fair value of certain invested assets and derivatives, asset valuation allowances, deferred acquisition costs ("DAC"), value of business acquired ("VOBA"), deferred sales inducements ("DSI"), goodwill, future contract benefits, other contract holder funds which includes deferred front-end loads ("DFEL"), pension plans, income taxes and the potential effects of resolving litigated matters.

BUSINESS COMBINATIONS
For all business combination transactions occurring after January 1, 2009, we use the acquisition method of accounting, and accordingly generally, recognize the fair values of assets acquired, liabilities assumed and any noncontrolling interests. For all business combination transactions initiated after June 30, 2001, but before January 1, 2009, the purchase method of accounting has been used, and accordingly, the assets and liabilities of the acquired company have been recorded at their estimated fair values as of the merger date. The allocation of fair values may be subject to adjustment after the initial allocation for up to a one-year period as more information relative to the fair values as of the acquisition date becomes available. The consolidated financial statements include the results of operations of any acquired company since the acquisition date.

FAIR VALUE MEASUREMENT
Our measurement of fair value is based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset or non-performance risk, which would include our own credit risk. Our estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

market, or the most advantageous market in the absence of a principal market, for that asset or liability, as opposed to the price that would be paid to acquire the asset or receive a liability ("entry price"). Pursuant to the Fair Value Measurements and Disclosures Topic of the Financial Accounting Standards Board ("FASB") ACCOUNTING STANDARDS CODIFICATION(TM) ("ASC"), we categorize our financial instruments carried at fair value into a three-level fair value hierarchy, based on the priority of inputs to the respective valuation technique. The three-level hierarchy for fair value measurement is defined as follows:

- Level 1 - inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date, except for large holdings subject to "blockage discounts" that are excluded;

- Level 2 - inputs to the valuation methodology are other than quoted prices in active markets, that are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies; and

- Level 3 - inputs to the valuation methodology are unobservable inputs in situations where there is little or no mar- ket activity for the asset or liability, and we make estimates and assumptions related to the pricing of the asset or liability, including assumptions regarding risk.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

When a determination is made to classify an asset or liability within Level 3 of the fair value hierarchy, the determination is based upon the significance of the unobservable inputs to the overall fair value measurement. Because certain securities trade in less liquid or illiquid markets with limited or no pricing information, the determination of fair value for these securities is inherently more difficult. However, Level 3 fair value investments may include, in addition to the unobservable or Level 3 inputs, observable components, which are components that are actively quoted or can be validated to market-based sources.

AVAILABLE-FOR-SALE SECURITIES -- FAIR VALUATION METHODOLOGIES AND ASSOCIATED INPUTS
Securities classified as available-for-sale ("AFS") consist of fixed maturity and equity securities and are stated at fair value with unrealized gains and losses included within accumulated other comprehensive income (loss) ("OCI"), net of associated DAC, VOBA, DSI, other contract holder funds and deferred income taxes. See Notes 5 and 15 for additional details.

We measure the fair value of our securities classified as AFS based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the fixed maturity or equity security, and we consistently apply the valuation methodology to measure the security's fair value. Our fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include third-party pricing services, independent broker quotations or pricing matrices. We do not adjust prices received from third parties; however, we do analyze the third-party pricing services' valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.

We use observable and unobservable inputs in our valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. In order to validate the pricing information and broker-dealer quotes, we employ, where possible, procedures that include comparisons with similar observable positions, comparisons with subsequent sales, discussions with senior business leaders and brokers and observations of general market movements for those security classes. For those securities trading in less liquid or illiquid markets with limited or no pricing information, we use unobservable inputs in order to measure the fair value of these securities. In cases where this information is not available, such as for privately placed securities, fair value is estimated using an internal pricing matrix. This matrix relies on management's judgment concerning the discount rate used in calculating expected future cash flows, credit quality, industry sector performance and expected maturity.

The observable and unobservable inputs to our valuation methodologies are based on a set of standard inputs that we generally use to evaluate all of our AFS securities. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all AFS securities on any given day.

The following summarizes our fair valuation methodologies and associated inputs, which are particular to the specified security type and are in addition to the defined standard inputs to our valuation methodologies for all of our AFS securities discussed above:

- Corporate bonds and U.S. Government bonds - We also use Trade Reporting and Compliance Engine(TM) reported tables for our corporate bonds and vendor trading platform data for our U. S. Government bonds.

- Mortgage- and asset-backed securities - We also utilize additional inputs which include new issues data, monthly payment information and monthly collateral performance, including prepayments, severity, delinquencies, step-down

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     features and over collateralization features for each of our mortgage-backed securities ("MBS"), which include collateralized mortgage obligations ("CMOs"), mortgage pass through securities backed by residential mortgages ("MPTS") and MBS backed by commercial mortgages ("CMBS"), and for our asset-backed securities ("ABS") collateralized debt obligations ("CDOs").

- State and municipal bonds - We also use additional inputs which include information from the Municipal Securities Rule Making Board, as well as material event notices, new issue data, issuer financial statements and Municipal Market Data benchmark yields for our state and municipal bonds.

- Hybrid and redeemable preferred and equity securities - We also utilize additional inputs of exchange prices (underlying and common stock of the same issuer) for our hybrid and redeemable preferred and equity securities, including banking, insurance, other financial services and other securities.

AFS SECURITIES -- EVALUATION FOR RECOVERY OF AMORTIZED COST
We regularly review our AFS securities for declines in fair value that we determine to be other-than-temporary. For an equity security, if we do not have the ability and intent to hold the security for a sufficient period of time to allow for a recovery in value, we conclude that an other-than-temporary impairment ("OTTI") has occurred and the amortized cost of the equity security is written down to the current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Income (Loss). When assessing our ability and intent to hold the equity security to recovery, we consider, among other things, the severity and duration of the decline in fair value of the equity security as well as the cause of the decline, a fundamental analysis of the liquidity, and business prospects and overall financial condition of the issuer.

For our fixed maturity AFS securities, we generally consider the following to determine that our unrealized losses are not OTTI:

-    The estimated range and average period until recovery;

-    The estimated range and average holding period to maturity;

-    Remaining payment terms of the security;

-    Current delinquencies and nonperforming assets of underlying collateral;

-    Expected future default rates;

- Collateral value by vintage, geographic region, industry concentration or property type;

- Subordination levels or other credit enhancements as of the balance sheet date as compared to origination; and

-    Contractual and regulatory cash obligations.

For a debt security, if we intend to sell a security or it is more likely than not we will be required to sell a debt security before recovery of its amortized cost basis and the fair value of the debt security is below amortized cost, we conclude that an OTTI has occurred and the amortized cost is written down to current fair value, with a corresponding charge to realized gain (loss) on our Consolidated Statements of Income (Loss). If we do not intend to sell a debt security or it is not more likely than not we will be required to sell a debt security before recovery of its amortized cost basis but the present value of the cash flows expected to be collected is less than the amortized cost of the debt security (referred to as the credit loss), we conclude that an OTTI has occurred and the amortized cost is written down to the estimated recovery value with a corresponding charge to realized gain (loss) on our Consolidated Statements of Income (Loss), as this amount is deemed the credit portion of the OTTI. The remainder of the decline to fair value is recorded in OCI to unrealized OTTI on AFS securities on our Consolidated Statements of Stockholder's Equity, as this amount is considered a noncredit (i.e., recoverable) impairment.

When assessing our intent to sell a debt security or if it is more likely than not we will be required to sell a debt security before recovery of its cost basis, we evaluate facts and circumstances such as, but not limited to, decisions to reposition our security portfolio, sale of securities to meet cash flow needs and sales of securities to capitalize on favorable pricing. In order to determine the amount of the credit loss for a debt security, we calculate the recovery value by performing a discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover. The discount rate is the effective interest rate implicit in the underlying debt security. The effective interest rate is the original yield or the coupon if the debt security was previously impaired. See the discussion below for additional information on the methodology and significant inputs, by security type, which we use to determine the amount of a credit loss.

Our conclusion that it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, the estimated future cash flows are equal to or greater than the amortized cost basis of the debt securities, or we have the ability to hold the equity AFS securities for a period of time sufficient for recovery is based upon our asset-liability management process. Management considers the following as part of the evaluation:

-    The current economic environment and market conditions;

-    Our business strategy and current business plans;

- The nature and type of security, including expected maturities and exposure to general credit, liquidity, market and interest rate risk;

- Our analysis of data from financial models and other internal and industry sources to evaluate the current effectiveness of our hedging and overall risk management strategies;

- The current and expected timing of contractual maturities of our assets and liabilities, expectations of prepayments on investments and expectations for surrenders and withdrawals of life insurance policies and annuity contracts;

-    The capital risk limits approved by management; and

-    Our current financial condition and liquidity demands.

To determine the recovery period of a debt security, we consider the facts and circumstances surrounding the underlying issuer including, but not limited to, the following:

-    Historic and implied volatility of the security;

- Length of time and extent to which the fair value has been less than amortized cost;

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

- Adverse conditions specifically related to the security or to specific conditions in an industry or geographic area;

-    Failure, if any, of the issuer of the security to make scheduled payments;
     and

- Recoveries or additional declines in fair value subsequent to the balance sheet date.

In periods subsequent to the recognition of an OTTI, the AFS security is accounted for as if it had been purchased on the measurement date of the OTTI. Therefore, for the fixed maturity AFS security, the original discount or reduced premium is reflected in net investment income over the contractual term of the investment in a manner that produces a constant effective yield.

To determine recovery value of a corporate bond or ABS CDOs, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

- Fundamentals of the issuer to determine what we would recover if they were to file bankruptcy versus the price at which the market is trading;

-    Fundamentals of the industry in which the issuer operates;

- Earnings multiples for the given industry or sector of an industry that the underlying issuer operates within, divided by the outstanding debt to determine an expected recovery value of the security in the case of a liquidation;

- Expected cash flows of the issuer (e.g., whether the issuer has cash flows in excess of what is required to fund its operations);

-    Expectations regarding defaults and recovery rates;

-    Changes to the rating of the security by a rating agency; and

- Additional market information (e.g., if there has been a replacement of the corporate debt security).

Each quarter we review the cash flows for the MBS to determine whether or not they are sufficient to provide for the recovery of our amortized cost. We revise our cash flow projections only for those securities that are at most risk for impairment based on current credit enhancement and trends in the underlying collateral performance. To determine recovery value of a MBS, we perform additional analysis related to the underlying issuer including, but not limited to, the following:

- Discounted cash flow analysis based on the current cash flows and future cash flows we expect to recover;

- Level of creditworthiness of the home equity loans that back a CMO, residential mortgages that back a MPTS or commercial mortgages that back a CMBS;

- Susceptibility to fair value fluctuations for changes in the interest rate environment;

- Susceptibility to reinvestment risks, in cases where market yields are lower than the securities' book yield earned;

- Susceptibility to reinvestment risks, in cases where market yields are higher than the book yields earned on a security;

- Expectations of sale of such a security where market yields are higher than the book yields earned on a security; and

-    Susceptibility to variability of prepayments.

When evaluating MBS and mortgage-related ABS, we consider a number of pool-specific factors as well as market level factors when determining whether or not the impairment on the security is temporary or other-than-temporary. The most important factor is the performance of the underlying collateral in the security and the trends of that performance in the prior periods. We use this information about the collateral to forecast the timing and rate of mortgage loan defaults, including making projections for loans that are already delinquent and for those loans that are currently performing but may become delinquent in the future. Other factors used in this analysis include type of underlying collateral (e.g., prime, Alt-A or sub-prime), geographic distribution of underlying loans and timing of liquidations by state. Once default rates and timing assumptions are determined, we then make assumptions regarding the severity of a default if it were to occur. Factors that impact the severity assumption include expectations for future home price appreciation or depreciation, loan size, first lien versus second lien, existence of loan level private mortgage insurance, type of occupancy and geographic distribution of loans. Once default and severity assumptions are determined for the security in question, cash flows for the underlying collateral are projected including expected defaults and prepayments. These cash flows on the collateral are then translated to cash flows on our tranche based on the cash flow waterfall of the entire capital security structure. If this analysis indicates the entire principal on a particular security will not be returned, the security is reviewed for OTTI by comparing the expected cash flows to amortized cost. To the extent that the security has already been impaired or was purchased at a discount, such that the amortized cost of the security is less than or equal to the present value of cash flows expected to be collected, no impairment is required.

Otherwise, if the amortized cost of the security is greater than the present value of the cash flows expected to be collected, and the security was not purchased at a discount greater than the expected principal loss, then impairment is recognized.

We further monitor the cash flows of all of our AFS securities backed by pools on an ongoing basis. We also perform detailed analysis on all of our subprime, Alt-A, non-agency residential MBS and on a significant percentage of our AFS securities backed by pools of commercial mortgages. The detailed analysis includes revising projected cash flows by updating the cash flows for actual cash received and applying assumptions with respect to expected defaults, foreclosures and recoveries in the future. These revised projected cash flows are then compared to the amount of credit enhancement (subordination) in the structure to determine whether the amortized cost of the security is recoverable. If it is not recoverable, we record an impairment of the security.

TRADING SECURITIES
Trading securities consist of fixed maturity and equity securities in designated portfolios, some of which support modified coinsurance ("Modco") and coinsurance with funds withheld ("CFW") reinsurance arrangements. Investment results for the portfolios that support Modco and CFW reinsurance

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

arrangements, including gains and losses from sales, are passed directly to the reinsurers pursuant to contractual terms of the reinsurance arrangements. Trading securities are carried at fair value and changes in fair value and changes in the fair value of embedded derivative liabilities associated with the underlying reinsurance arrangements, are recorded in realized gain (loss) on our Consolidated Statements of Income (Loss) as they occur.

ALTERNATIVE INVESTMENTS
Alternative investments, which consist primarily of investments in Limited Partnerships ("LPs"), are included in other investments on our Consolidated Balance Sheets. We account for our investments in LPs using the equity method to determine the carrying value. Recognition of alternative investment income is delayed due to the availability of the related financial statements, which are generally obtained from the partnerships' general partners. As a result, our venture capital, real estate and oil and gas portfolios are generally on a three-month delay and our hedge funds are on a one-month delay. In addition, the impact of audit adjustments related to completion of calendar-year financial statement audits of the in-vestees are typically received during the second quarter of each calendar year. Accordingly, our investment income from alternative investments for any calendar-year period may not include the complete impact of the change in the underlying net assets for the partnership for that calendar-year period.

PAYABLES FOR COLLATERAL ON INVESTMENTS
When we enter into collateralized financing transactions on our investments, a liability is recorded equal to the cash collateral received. This liability is included within payables for collateral on investments on our Consolidated Balance Sheets. Income and expenses associated with these transactions are recorded as investment income and investment expenses within net investment income on our Consolidated Statements of Income (Loss). Changes in payables for collateral on investments are reflected within cash flows from investing activities on our Consolidated Statements of Cash Flows.

MORTGAGE LOANS ON REAL ESTATE
Mortgage loans on real estate are carried at unpaid principal balances adjusted for amortization of premiums and accretion of discounts and are net of valuation allowances. Interest income is accrued on the principal balance of the loan based on the loan's contractual interest rate. Premiums and discounts are amortized using the effective yield method over the life of the loan. Interest income and amortization of premiums and discounts are reported in net investment income on our Consolidated Statements of Income (Loss) along with mortgage loan fees, which are recorded as they are incurred.

Our commercial loan portfolio is comprised of long-term loans secured by existing commercial real estate. As such, it does not exhibit risk characteristics unique to mezzanine, construction, residential, agricultural, land or other types of real estate loans. We believe all of the loans in our portfolio share three primary risks: borrower creditworthiness; sustainability of the cash flow of the property; and market risk; therefore, our methods for monitoring and assessing credit risk are consistent for our entire portfolio. Loans are considered impaired when it is probable that, based upon current information and events, we will be unable to collect all amounts due under the contractual terms of the loan agreement. When we determine that a loan is impaired, a valuation allowance is established for the excess carrying value of the loan over its estimated value. The loan's estimated value is based on: the present value of expected future cash flows discounted at the loan's effective interest rate; the loan's observable market price; or the fair value of the loan's collateral. Valuation allowances are maintained at a level we believe is adequate to absorb estimated probable credit losses of each specific loan. Our periodic evaluation of the adequacy of the allowance for losses is based on our past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of the underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. Trends in market vacancy and rental rates are incorporated into the analysis that we perform for monitored loans and may contribute to the establishment of (or an increase or decrease in) an allowance for credit losses. In addition, we review each loan individually in our commercial mortgage loan portfolio on an annual basis to identify emerging risks. We focus on properties that experienced a reduction in debt-service coverage or that have significant exposure to tenants with deteriorating credit profiles. Where warranted, we establish or increase loss reserves for a specific loan based upon this analysis. Our process for determining past due or delinquency status begins when a payment date is missed, at which time the borrower is contacted. After the grace period expiration that may last up to 10 days, we send a default notice. The default notice generally provides a short time period to cure the default. Our policy is to report loans that are 60 or more days past due, which equates to two or more payments missed, as delinquent. We do not accrue interest on loans 90 days past due, and any interest received on these loans is either applied to the principal or recorded in net investment income on our Consolidated Statements of Income (Loss) when received, depending on the assessment of the collectibility of the loan. We resume accruing interest once a loan complies with all of its original terms or restructured terms. Mortgage loans deemed uncollectible are charged against the allowance for losses, and subsequent recoveries, if any, are credited to the allowance for losses. All mortgage loans that are impaired have an established allowance for credit losses. Changes in valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Income (Loss).

We measure and assess the credit quality of our mortgage loans by using loan-to-value and debt-service coverage ratios. The loan-to-value ratio compares the principal amount of the loan to the fair value at origination of the underlying property collateralizing the loan and is commonly expressed as a percentage. Loan-to-value ratios greater than 100% indicate that the principal amount is greater than the collateral value. Therefore, all else being equal, a lower loan-to-value ratio

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

generally indicates a higher quality loan. The debt-service coverage ratio compares a property's net operating income to its debt-service payments. Debt-service coverage ratios of less than 1.0 indicate that property operations do not generate enough income to cover its current debt payments. Therefore, all else being equal, a higher debt-service coverage ratio generally indicates a higher quality loan.

POLICY LOANS
Policy loans represent loans we issue to contract holders that use the cash surrender value of their life insurance policy as collateral. Policy loans are carried at unpaid principal balances.

REAL ESTATE
Real estate includes both real estate held for the production of income and real estate held-for-sale. Real estate held for the production of income is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset. We periodically review properties held for the production of income for impairment. Properties whose carrying values are greater than their projected undiscounted cash flows are written down to estimated fair value, with impairment losses reported in realized gain (loss) on our Consolidated Statements of Income (Loss). The estimated fair value of real estate is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate classified as held-for-sale is stated at the lower of depreciated cost or fair value less expected disposition costs at the time classified as held-for-sale. Real estate is not depreciated while it is classified as held-for-sale. Also, valuation allowances for losses are established, as appropriate, for real estate held-for-sale and any changes to the valuation allowances are reported in realized gain (loss) on our Consolidated Statements of Income (Loss). Real estate acquired through foreclosure proceedings is recorded at fair value at the settlement date.

DERIVATIVE INSTRUMENTS
We hedge certain portions of our exposure to interest rate risk, foreign currency exchange risk, equity market risk and credit risk by entering into derivative transactions. All of our derivative instruments are recognized as either assets or liabilities on our Consolidated Balance Sheets at estimated fair value. We categorized derivatives into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique as discussed above in "Fair Value Measurement." The accounting for changes in the estimated fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument based upon the exposure being hedged: as a cash flow hedge, a fair value hedge or a hedge of a net investment in a foreign subsidiary.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated OCI and reclassified into net income in the same period or periods during which the hedged transaction affects net income. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of designated future cash flows of the hedged item (hedge ineffectiveness), if any, is recognized in net income during the period of change. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item attributable to the hedged risk are recognized in net income during the period of change in estimated fair values. For derivative instruments not designated as hedging instruments but that are economic hedges, the gain or loss is recognized in net income. See Note 6 for details of where the gain or loss recognized in net income is reported on our Consolidated Statements of Income (Loss).

We purchase and issue financial instruments and products that contain embedded derivative instruments. When it is determined that the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract, and a separate instrument with the same terms would qualify as a derivative instrument, the embedded derivative is bifurcated from the host for measurement purposes. The embedded derivative, which is reported with the host instrument in the Consolidated Balance Sheets, is carried at fair value with changes in fair value recognized in net income during the period of change. See Note 6 for additional discussion of our derivative instruments, including details of where the gain or loss recognized in net income is reported on our Consolidated Statements of Income
(Loss).

We employ several different methods for determining the fair value of our derivative instruments. The fair value of our derivative contracts are measured based on current settlement values, which are based on quoted market prices, industry standard models that are commercially available and broker quotes. These techniques project cash flows of the derivatives using current and implied future market conditions. We calculate the present value of the cash flows to measure the current fair market value of the derivative.

CASH AND CASH EQUIVALENTS
Cash and invested cash is carried at cost and includes all highly liquid debt instruments purchased with a maturity of three months or less.

DAC, VOBA, DSI AND DFEL
Commissions and other costs of acquiring UL insurance, variable universal life ("VUL") insurance, traditional life insurance, annuities and other investment contracts, which vary with and are related primarily to the production of new business, have been deferred (i.e., DAC) to the extent recoverable. VOBA is an intangible asset that reflects the estimated fair value of in-force contracts in a life insurance company acquisition and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the business in force at the acquisition date. Bonus

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

credits and excess interest for dollar cost averaging contracts are considered DSI, and the unamortized balance is reported in other assets on our Consolidated Balance Sheets. Contract sales charges that are collected in the early years of an insurance contract are deferred (referred to as "DFEL"), and the un-amortized balance is reported in other contract holder funds on our Consolidated Balance Sheets.

Both DAC and VOBA amortization is reported within underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss). DSI amortization is reported in interest credited on our Consolidated Statements of Income (Loss). The amortization of DFEL is reported within insurance fees on our Consolidated Statements of Income (Loss). The methodology for determining the amortization of DAC, VOBA, DSI and DFEL varies by product type. For all insurance contracts, amortization is based on assumptions consistent with those used in the development of the underlying contract adjusted for emerging experience and expected trends.

Acquisition costs for UL and VUL insurance and investment-type products, which include fixed and variable deferred annuities, are generally amortized over the lives of the policies in relation to the incidence of estimated gross profits ("EGPs") from surrender charges, investment, mortality net of reinsurance ceded and expense margins and actual realized gain (loss) on investments. Contract lives for UL and VUL policies are estimated to be 40 years and 30 years, respectively, based on the expected lives of the contracts. Contract lives for fixed and variable deferred annuities are generally between 12 and 30 years, while some of our fixed multi-year guarantee products have amortization periods equal to the guarantee period. The front-end load annuity product has an assumed life of 25 years. Longer lives are assigned to those blocks that have demonstrated favorable lapse experience.

Acquisition costs for all traditional contracts, including traditional life insurance, which include individual whole life, group business and term life insurance contracts, are amortized over periods of 7 to 30 years on either a straight-line basis or as a level percent of premium of the related policies depending on the block of business. There is currently no DAC, VOBA, DSI or DFEL balance or related amortization for fixed and variable payout annuities.

The carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on securities classified as AFS and certain derivatives and embedded derivatives. Amortization expense of DAC, VOBA, DSI and DFEL reflects an assumption for an expected level of credit-related investment losses. When actual credit-related investment losses are realized, we recognize a true-up to our DAC, VOBA, DSI and DFEL amortization within realized gain (loss) on our Consolidated Statements of Income (Loss) reflecting the incremental effect of actual versus expected credit-related investment losses. These actual to expected amortization adjustments can create volatility from period to period in realized gain
(loss).

On a quarterly basis, we may record an adjustment to the amounts included within our Consolidated Balance Sheets for DAC, VOBA, DSI and DFEL with an offsetting benefit or charge to revenue or expense for the effect of the difference between future EGPs used in the prior quarter and the emergence of actual and updated future EGPs in the current quarter ("retrospective unlocking"). In addition, in the third quarter of each year, we conduct our annual comprehensive review of the assumptions and the projection models used for our estimates of future gross profits underlying the amortization of DAC, VOBA, DSI and DFEL and the calculations of the embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees. These assumptions include investment margins, mortality, retention, rider utilization and maintenance expenses (costs associated with maintaining records relating to insurance and individual and group annuity contracts and with the processing of premium collections, deposits, withdrawals and commissions). Based on our review, the cumulative balances of DAC, VOBA, DSI and DFEL, included on our Consolidated Balance Sheets, are adjusted with an offsetting benefit or charge to revenue or amortization expense to reflect such change ("prospective unlocking - assumption changes"). We may have prospective unlocking in other quarters as we become aware of information that warrants updating prospective assumptions outside of our annual comprehensive review. We may also identify and implement actuarial modeling refinements ("prospective unlocking -- model refinements") that result in increases or decreases to the carrying values of DAC, VOBA, DSI, DFEL, embedded derivatives and reserves for life insurance and annuity products with living benefit and death benefit guarantees. The primary distinction between retrospective and prospective unlocking is that retrospective unlocking is driven by the difference between actual gross profits compared to EGPs each period, while prospective unlocking is driven by changes in assumptions or projection models related to our expectations of future EGPs.

DAC, VOBA, DSI and DFEL are reviewed periodically to ensure that the unamortized portion does not exceed the expected recoverable amounts.

REINSURANCE
Our insurance companies enter into reinsurance agreements with other companies in the normal course of business. Assets and liabilities and premiums and benefits from certain reinsurance contracts that grant statutory surplus relief to other insurance companies are netted on our Consolidated Balance Sheets and Consolidated Statements of Income (Loss), respectively, because there is a right of offset. All other reinsurance agreements are reported on a gross basis on our Consolidated Balance Sheets as an asset for amounts recoverable from reinsurers or as a component of other liabilities for amounts, such as premiums, owed to the reinsurers, with the exception of Modco agreements for which the right of offset also exists. Reinsurance premiums and benefits paid or provided are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

contracts. Premiums, benefits and DAC are reported net of insurance ceded.

GOODWILL
We recognize the excess of the purchase price, plus the fair value of any noncontrolling interest in the acquiree, over the fair value of identifiable net assets acquired as goodwill. Goodwill is not amortized, but is reviewed at least annually for indications of value impairment, with consideration given to financial performance and other relevant factors. In addition, certain events, including a significant adverse change in legal factors or the business climate, an adverse action or assessment by a regulator or unanticipated competition, would cause us to review the carrying amounts of goodwill for impairment. We are required to perform a two-step test in our evaluation of the carrying value of goodwill for impairment. In Step 1 of the evaluation, the fair value of each reporting unit is determined and compared to the carrying value of the reporting unit. If the fair value is greater than the carrying value, then the carrying value is deemed to be sufficient and Step 2 is not required. If the fair value estimate is less than the carrying value, it is an indicator that impairment may exist and Step 2 is required to be performed. In Step 2, the implied fair value of the reporting unit's goodwill is determined by assigning the reporting unit's fair value as determined in Step 1 to all of its net assets (recognized and unrecognized) as if the reporting unit had been acquired in a business combination at the date of the impairment test. If the implied fair value of the reporting unit's goodwill is lower than its carrying amount, goodwill is impaired and written down to its fair value, and a charge is reported in impairment of intangibles on our Consolidated Statements of Income (Loss).

SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS
Specifically identifiable intangible assets, net of accumulated amortization, are reported in other assets on our Consolidated Balance Sheets. The carrying values of specifically identifiable intangible assets are reviewed at least annually for indicators of impairment in value that are other-than-temporary, including unexpected or adverse changes in the following: the economic or competitive environments in which the Company operates; profitability analyses; cash flow analyses; and the fair value of the relevant business operation. If there was an indication of impairment, then the cash flow method would be used to measure the impairment, and the carrying value would be adjusted as necessary and reported in impairment of intangibles on our Consolidated Statements of Income (Loss).

Sales force intangibles are attributable to the value of the new business distribution system for certain life insurance products within the Insurance Solutions - Life Insurance segment acquired through business combinations. These assets are amortized on a straight-line basis over their useful life of 25 years.

Specifically identifiable intangible assets also include Federal Communications Commission ("FCC") licenses and other agreements reported within Other Operations. The FCC licenses are not amortized.

OTHER LONG-LIVED ASSETS
Property and equipment owned for company use is included in other assets on our Consolidated Balance Sheets and is carried at cost less allowances for depreciation. Provisions for depreciation of investment real estate and property and equipment owned for company use are computed principally on the straight-line method over the estimated useful lives of the assets, which include buildings, computer hardware and software and other property and equipment.

We periodically review the carrying value of our long-lived assets, including property and equipment, for impairment whenever events or circumstances indicate that the carrying amount of such assets may not be fully recoverable. For long-lived assets to be held and used, impairments are recognized when the carrying amount of a long-lived asset is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Long-lived assets to be disposed of by abandonment or in an exchange for a similar productive long-lived asset are classified as held-for-use until they are disposed.

Long-lived assets to be sold are classified as held-for-sale and are no longer depreciated. Certain criteria have to be met in order for the long-lived asset to be classified as held-for-sale, including that a sale is probable and expected to occur within one year. Long-lived assets classified as held-for-sale are recorded at the lower of their carrying amount or fair value less cost to sell.

SEPARATE ACCOUNT ASSETS AND LIABILITIES
We maintain separate account assets, which are reported at fair value. The related liabilities are reported at an amount equivalent to the separate account assets. Investment risks associated with market value changes are borne by the contract holders, except to the extent of minimum guarantees made by the Company with respect to certain accounts. See Note 11 for additional information regarding arrangements with contractual guarantees.

We issue variable annuity contracts through our separate accounts for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contract holder (traditional variable annuities). We also issue variable annuity and life contracts through separate accounts that include various types of guaranteed death benefit ("GDB"), guaranteed withdrawal benefit ("GWB") and guaranteed income benefit ("GIB") features. The GDB features include those where we contractually guarantee to the contract holder either: return of no less than total deposits made to the contract less any partial withdrawals ("return of net deposits"); total deposits made to the contract less any partial withdrawals plus a minimum return ("minimum return"); or the highest contract value on any contract anniversary date through age

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

80 minus any payments or withdrawals following the contract anniversary ("anniversary contract value").

As discussed in Note 6, certain features of these guarantees are accounted for as embedded derivative reserves, whereas other guarantees are accounted for as benefit reserves. Other guarantees contain characteristics of both and are accounted for under an approach that calculates the value of the embedded derivative reserve and the benefit reserve based on the specific characteristics of each guaranteed living benefit ("GLB") feature. We use derivative instruments to hedge our exposure to the risks and earnings volatility that result from the embedded derivatives for living benefits in certain of our variable annuity products. The change in fair value of these instruments tends to move in the opposite direction of the change in the value of the associated reserves. The net impact of these changes is reported as a component of realized gain (loss) on our Consolidated Statements of Income
(Loss) in a category referred to as GLBs.

The "market consistent scenarios" used in the determination of the fair value of the GWB liability are similar to those used by an investment bank to value derivatives for which the pricing is not transparent and the aftermarket is nonexistent or illiquid. In our calculation, risk-neutral Monte-Carlo simulations resulting in over 10 million scenarios are utilized to value the entire block of guarantees. The market consistent scenario assumptions, as of each valuation date, are those we view to be appropriate for a hypothetical market participant. The market consistent inputs include assumptions for the capital markets (e.g., implied volatilities, correlation among indices, risk-free swap curve, etc.), policyholder behavior (e.g., policy lapse, benefit utilization, mortality, etc.), risk margins, administrative expenses and a margin for profit. We believe these assumptions are consistent with those that would be used by a market participant; however, as the related markets develop we will continue to reassess our assumptions. It is possible that different valuation techniques and assumptions could produce a materially different estimate of fair value.

FUTURE CONTRACT BENEFITS AND OTHER CONTRACT HOLDER FUNDS
Future contract benefits represent liability reserves that we have established and carry based on estimates of how much we will need to pay for future benefits and claims. Other contract holder funds represent liabilities for account values, dividends payable, premium deposit funds, undistributed earnings on participating business and other contract holder funds as well the carrying value of DFEL discussed above.

The liabilities for future contract benefits and claim reserves for UL and VUL insurance policies consist of contract account balances that accrue to the benefit of the contract holders, excluding surrender charges. The liabilities for future insurance contract benefits and claim reserves for traditional life policies are computed using assumptions for investment yields, mortality and withdrawals based principally on generally accepted actuarial methods and assumptions at the time of contract issue. Investment yield assumptions for traditional direct individual life reserves for all contracts range from 2.25% to 7.75% depending on the time of contract issue. The investment yield assumptions for immediate and deferred paid-up annuities range from 1.00% to 13.50% . These investment yield assumptions are intended to represent an estimation of the interest rate experience for the period that these contract benefits are payable.

The liabilities for future claim reserves for variable annuity products containing GDB features are calculated by estimating the present value of total expected benefit payments over the life of the contract divided by the present value of total expected assessments over the life of the contract ("benefit ratio") multiplied by the cumulative assessments recorded from the contract inception through the balance sheet date less the cumulative GDB payments plus interest on the reserves. The change in the reserve for a period is the benefit ratio multiplied by the assessments recorded for the period less GDB claims paid in the period plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI.

With respect to our future contract benefits and other contract holder funds, we continually review: overall reserve position, reserving techniques and reinsurance arrangements. As experience develops and new information becomes known, liabilities are adjusted as deemed necessary. The effects of changes in estimates are included in the operating results for the period in which such changes occur.

The business written or assumed by us includes participating life insurance contracts, under which the contract holder is entitled to share in the earnings of such contracts via receipt of dividends. The dividend scale for participating policies is reviewed annually and may be adjusted to reflect recent experience and future expectations.

UL and VUL products with secondary guarantees represented approximately 40% of permanent life insurance in force as of December 31, 2010, and approximately 52% of sales for these products in 2010. Liabilities for the secondary guarantees on UL-type products are calculated by multiplying the benefit ratio by the cumulative assessments recorded from contract inception through the balance sheet date less the cumulative secondary guarantee benefit payments plus interest. If experience or assumption changes result in a new benefit ratio, the reserves are adjusted to reflect the changes in a manner similar to the unlocking of DAC, VOBA, DFEL and DSI. The accounting for secondary guarantee benefits impacts, and is impacted by, EGPs used to calculate amortization of DAC, VOBA, DFEL and DSI.

Future contract benefits on our Consolidated Balance Sheets include GLB features and remaining guaranteed interest and similar contracts that are carried at fair value, which represents approximate surrender value including an estimate for our nonperformance risk. Our LINCOLN SMARTSECURITY(R)
Advantage GWB feature, GIB and 4LATER(R) features have elements of both insurance benefits and embedded derivatives. We weight these features and their associated reserves accordingly based on their hybrid nature. We classify these items in

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Level 3 within the hierarchy levels described above in "Fair Value
Measurement."

The fair value of our indexed annuity contracts is based on their approximate surrender values.

BORROWED FUNDS
LNL's short-term borrowings are defined as borrowings with contractual or expected maturities of one year or less. Long-term borrowings have contractual or expected maturities greater than one year.

DEFERRED GAIN ON BUSINESS SOLD THROUGH REINSURANCE
Our reinsurance operations were acquired by Swiss Re Life & Health America, Inc. ("Swiss Re") in December 2001 through a series of indemnity reinsurance transactions. We are recognizing the gain related to these transactions at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years from the date of sale.

COMMITMENTS AND CONTINGENCIES
Contingencies arising from environmental remediation costs, regulatory judgments, claims, assessments, guarantees, litigation, recourse reserves, fines, penalties and other sources are recorded when deemed probable and reasonably estimable.

INSURANCE FEES
Insurance fees for investment and interest-sensitive life insurance contracts consist of asset-based fees, cost of insurance charges, percent of premium charges, contract administration charges and surrender charges that are assessed against contract holder account balances. Investment products consist primarily of individual and group variable and fixed deferred annuities. Interest-sensitive life insurance products include UL insurance, VUL insurance and other interest-sensitive life insurance policies. These products include life insurance sold to individuals, corporate-owned life insurance and bank-owned life insurance.

In bifurcating the embedded derivative of our GLB features on our variable annuity products, we attribute to the embedded derivative the portion of total fees collected from the contract holder that relate to the GLB riders (the "attributed fees"), which are not reported within insurance fees on our Consolidated Statements of Income (Loss). These attributed fees represent the present value of future claims expected to be paid for the GLB at the inception of the contract plus a margin that a theoretical market participant would include for risk/profit and are reported within realized gain (loss) on our Consolidated Statements of Income (Loss).

The timing of revenue recognition as it relates to fees assessed on investment contracts is determined based on the nature of such fees. Asset-based fees, cost of insurance and contract administration charges are assessed on a daily or monthly basis and recognized as revenue when assessed and earned. Percent of premium charges are assessed at the time of premium payment and recognized as revenue when assessed and earned. Certain amounts assessed that represent compensation for services to be provided in future periods are reported as unearned revenue and recognized in income over the periods benefited. Surrender charges are recognized upon surrender of a contract by the contract holder in accordance with contractual terms.

For investment and interest-sensitive life insurance contracts, the amounts collected from contract holders are considered deposits and are not included in revenue.

INSURANCE PREMIUMS
Our insurance premiums for traditional life insurance and group insurance products are recognized as revenue when due from the contract holder. Our traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance, limited-payment life insurance, term life insurance and certain annuities with life contingencies. Our group non-medical insurance products consist primarily of term life, disability and dental.

NET INVESTMENT INCOME
Dividends and interest income, recorded in net investment income, are recognized when earned. Amortization of premiums and accretion of discounts on investments in debt securities are reflected in net investment income over the contractual terms of the investments in a manner that produces a constant effective yield.

For ABS and MBS, included in the trading and AFS fixed maturity securities portfolios, we recognize income using a constant effective yield based on anticipated prepayments and the estimated economic life of the securities. When actual prepayments differ significantly from originally anticipated prepayments, the retrospective effective yield is recalculated to reflect actual payments to date and a catch up adjustment is recorded in the current period. In addition, the new effective yield, which reflects anticipated future payments, is used prospectively. Any adjustments resulting from changes in effective yield are reflected in net investment income on our Consolidated Statements of Income (Loss).

REALIZED GAIN (LOSS)
Realized gain (loss) on our Consolidated Statements of Income (Loss) includes realized gains and losses from the sale of investments, write-downs for other-than-temporary impairments of investments, certain derivative and embedded derivative gains and losses, gains and losses on the sale of subsidiaries and businesses and net gains and losses on reinsurance embedded derivative and trading securities. Realized gains and losses on the sale of investments are determined using the specific identification method. Realized gain (loss) is recognized in net income, net of associated amortization of DAC, VOBA, DSI and DFEL. Realized gain (loss) is also net of allocations of investment gains and losses to certain contract holders and certain funds withheld on reinsurance arrangements for which we have a contractual obligation.

OTHER REVENUES AND FEES
Other revenues and fees consists primarily of fees attributable to broker-dealer services recorded as earned at the time of sale,

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

1. NATURE OF OPERATIONS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

changes in the market value of our seed capital investments and communications sales recognized as earned, net of agency and representative commissions.

INTEREST CREDITED
Interest credited includes interest credited to contract holder account balances. Interest crediting rates associated with funds invested in our general account during 2008 through 2010 ranged from 3.00% to 9.00%.

BENEFITS
Benefits for UL and other interest-sensitive life insurance products include benefit claims incurred during the period in excess of contract account balances. Benefits also include the change in reserves for life insurance products with secondary guarantee benefits and annuity products with guaranteed death benefits. For traditional life, group health and disability income products, benefits are recognized when incurred in a manner consistent with the related premium recognition policies.

PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS
Pursuant to the accounting rules for our obligations to employees and agents under our various pension and other postretirement benefit plans, we are required to make a number of assumptions to estimate related liabilities and expenses. We use assumptions for the weighted-average discount rate and expected return on plan assets to estimate pension expense. The discount rate assumptions are determined using an analysis of current market information and the projected benefit flows associated with these plans. The expected long-term rate of return on plan assets is based on historical and projected future rates of return on the funds invested in the plan. The calculation of our accumulated postretirement benefit obligation also uses an assumption of weighted-average annual rate of increase in the per capita cost of covered benefits, which reflects a health care cost trend rate. See Note 18 for additional information.

STOCK-BASED COMPENSATION
In general, we expense the fair value of stock awards included in our incentive compensation plans. As of the date LNC's Board of Directors approves stock awards, the fair value of stock options is determined using a Black-Scholes options valuation methodology, and the fair value of other stock awards is based upon the market value of the stock. The fair value of the awards is expensed over the performance or service period, which generally corresponds to the vesting period, and is recognized as an increase to common stock in stockholder's equity. We classify certain stock awards as liabilities. For these awards, the settlement value is classified as a liability on our consolidated balance sheet and the liability is marked-to-market through net income at the end of each reporting period. Stock-based compensation expense is reflected in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss). See Note 20 for additional information.

INTEREST AND DEBT EXPENSES
Interest expense on our short-term and long-term debt is recognized as due and any associated premiums, discounts, and costs are amortized (accreted) over the term of the related borrowing utilizing the effective interest method. In addition, gains or losses related to certain derivative instruments associated with debt are recognized in interest expense during the period of the change.

INCOME TAXES
We have elected to file consolidated federal income tax returns with LNC and its subsidiaries. Pursuant to an intercompany tax sharing agreement with LNC, we provide for income taxes on a separate return filing basis. The tax sharing agreement also provides that we will receive benefit for net operating losses, capital losses and tax credits which are not usable on a separate return basis to the extent such items may be utilized in the consolidated income tax returns of LNC. Deferred income taxes are recognized, based on enacted rates, when assets and liabilities have different values for financial statement and tax reporting purposes. A valuation allowance is recorded to the extent required to reduce the deferred tax asset to an amount that we expect, more likely than not, will be realized. See Note 7 for additional information.

2. NEW ACCOUNTING STANDARDS

ADOPTION OF NEW ACCOUNTING STANDARDS

CONSOLIDATIONS TOPIC
In June 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"), which amended the consolidation guidance for VIEs. Primarily, the quantitative analysis previously required under the Consolidations Topic of the FASB ASC was eliminated and replaced with a qualitative approach for identifying the variable interest that has the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses or the right to receive returns that could potentially be significant to the VIE. In addition, variable interest holders are required to perform an ongoing reassessment of the primary beneficiary of the VIE. Upon adoption of ASU 2009-17, an entity was required to reconsider prior consolidation assessments for VIEs in which the entity continues to hold a variable interest. In February 2010, the FASB issued ASU No. 2010-10, "Amendments for Certain Investment Funds" ("ASU 2010-10"), which deferred application of the guidance in ASU 2009-17 for reporting entities with interests in an entity that applies the specialized accounting guidance for investment companies.

Effective January 1, 2010, we adopted the amendments in ASU 2009-17 and ASU 2010-10, and accordingly reconsidered our involvement with all our VIEs and the primary beneficiary of the VIEs. In accordance with ASU 2009-17, we are the primary beneficiary of the VIEs associated with our investments

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

2. NEW ACCOUNTING STANDARDS (CONTINUED)

in Credit-Linked Notes ("CLN"), and as such, we consolidated all of the assets and liabilities of these VIEs and recorded a cumulative effect adjustment of $169 million, after-tax, to the beginning balance of retained earnings as of January 1, 2010. The following summarizes the increases or (decreases) recorded effective January 1, 2010, to the categories (in millions) on our Consolidated Balance Sheets for this cumulative effect adjustment:

ASSETS
AFS securities, at fair value:
  Fixed maturity securities -- ABS CLNs         $(322)
  VIEs' fixed maturity securities                 565
                                                --------
     Total assets                               $ 243
                                                ========
LIABILITIES
VIEs' liabilities:
  Derivative instruments                        $ 225
  Federal income tax                              (91)
                                                --------
     Total VIEs' liabilities                      134
Other liabilities -- deferred income taxes         97
                                                --------
     Total liabilities                          $ 231
                                                ========
STOCKHOLDER'S EQUITY
Retained earnings                               $(169)
Accumulated OCI -- unrealized gain (loss) on
  AFS securities                                  181
                                                --------
  Total stockholder's equity                       12
                                                --------
     Total liabilities and stockholder's equity $ 243
                                                ========

In addition, we considered our investments in LPs and other alternative investments, and concluded these investments are within the scope of the deferral in ASU 2010-10, and as such they are not subject to the amended consolidation guidance in ASU 2009-17. As a result, we will continue to account for our alternative investments consistent with the accounting policy in Note
1. See Note 4 for more detail regarding the consolidation of our VIEs.

DERIVATIVES AND HEDGING TOPIC
In March 2010, the FASB issued ASU No. 2010-11, "Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), to clarify the scope exception when evaluating an embedded credit derivative, which may potentially require separate accounting. Specifically, ASU 2010-11 states that only an embedded credit derivative feature related to the transfer of credit risk that is solely in the form of subordination of one financial instrument to another is not subject to further analysis as a potential embedded derivative under the Derivatives and Hedging Topic of the FASB ASC. Embedded credit derivatives, which no longer qualify for the scope exception, are subject to a bifurcation analysis. The fair value option may be elected for investments within the scope of ASU 2010-11 on an instrument-by-instrument basis. If the fair value option is not elected, preexisting contracts acquired, issued or subject to a remeasurement event on or after January 1, 2007 are within the scope of ASU 2010-11. We adopted ASU 2010-11 at the beginning of the interim reporting period ended September 30, 2010. The adoption did not have a material impact on our consolidated financial condition and results of operations.

FAIR VALUE MEASUREMENTS AND DISCLOSURES TOPIC
In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires additional disclosure related to the three-level fair value hierarchy. Entities are required to disclose significant transfers in and out of Levels 1 and 2 of the fair value hierarchy, and separately present information related to purchases, sales, issuances and settlements in the reconciliation of fair value measurements classified as Level 3. In addition, ASU 2010-06 amended the fair value disclosure requirement for pension and postretirement benefit plan assets to require this disclosure at the investment class level. We adopted the amendments in ASU 2010-06 effective January 1, 2010, and have prospectively included the required disclosures in Note 18 related to benefit plans and Note 22 related to Levels 1 and 2 of the fair value hierarchy. The disclosures related to purchases, sales, issuances and settlements for Level 3 fair value measurements are effective for reporting periods beginning after December 15, 2010, and as such, these disclosures will be included in the Notes to Consolidated Financial Statements effective January 1, 2011.

INVESTMENTS -- DEBT AND EQUITY SECURITIES TOPIC
In April 2009, the FASB replaced the guidance in the Investments - Debt and Equity Securities Topic of the FASB ASC related to OTTI. Under this new accounting guidance, management's assertion that it has the intent and ability to hold an impaired debt security until recovery was replaced by the requirement for management to assert if it either has the intent to sell the debt security or if it is more likely than not the entity will be required to sell the debt security before recovery of its amortized cost basis. Our accounting policy for OTTI, included in Note 1, reflects these changes to the accounting guidance adopted by FASB.

As permitted by the transition guidance, we early adopted these amendments to the Investments - Debt and Equity Securities Topic effective January 1, 2009, by recording an increase of $97 million to the opening balance of retained earnings with a corresponding decrease to accumulated OCI on our Consolidated Statements of Stockholder's Equity to reclassify the noncredit portion of previously other-than-temporarily impaired debt securities held as of January 1, 2009. The following summarizes the components (in millions) for this cumulative effect adjustment:

                                                    NET
                                 UNREALIZED     UNREALIZED
                                    OTTI           LOSS
                                   ON AFS         ON AFS
                                 SECURITIES     SECURITIES    TOTAL
                                ------------- ------------- --------
Increase in amortized cost of
  fixed maturity AFS securities        $33          $152     $185
Change in DAC, VOBA,
  DSI, and DFEL                         (6)          (30)     (36)
Income tax                              (9)          (43)     (52)
                                ------------- ------------- --------
  Net cumulative effect
     adjustment                        $18          $ 79     $ 97
                                ============= ============= ========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

2. NEW ACCOUNTING STANDARDS (CONTINUED)

The cumulative effect adjustment was calculated for all debt securities held as of January 1, 2009, for which an OTTI was previously recognized, and for which we did not intend to sell the security and it was not more likely than not that we would be required to sell the security before recovery of its amortized cost, by comparing the present value of cash flows expected to be received as of January 1, 2009, to the amortized cost basis of the debt securities. The discount rate used to calculate the present value of the cash flows expected to be collected was the rate for each respective debt security in effect before recognizing any OTTI. In addition, because the carrying amounts of DAC, VOBA, DSI and DFEL are adjusted for the effects of realized and unrealized gains and losses on fixed maturity AFS securities, we recognized a true-up to our DAC, VOBA, DSI and DFEL balances for this cumulative effect adjustment.

The following summarizes the increase to the amortized cost of our fixed maturity AFS securities (in millions) as of January 1, 2009, resulting from the recognition of the cumulative effect adjustment:

Corporate bonds                       $121
CMOs                                    62
CDOs                                     2
                                      ----
  Total fixed maturity AFS securities $185
                                      ====

In addition, we include on the face of our Consolidated Statements of Income
(Loss) the total OTTI recognized in realized gain (loss), with an offset for the amount of noncredit impairments recognized in accumulated OCI. We disclose the amount of OTTI recognized in accumulated OCI in Note 15, and the enhanced disclosures related to OTTI are included in Note 5.

RECEIVABLES TOPIC
In July 2010, the FASB issued ASU No. 2010-20, "Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), in order to enhance and expand the financial statement disclosures. These amendments are intended to provide more information regarding the nature of the risk associated with financing receivables and how the assessment of the risk is used to estimate the allowance for credit losses. In addition, expanded disclosures provide more information regarding changes recognized during the reporting period to the allowance for credit losses. Comparative disclosures are not required for earlier reporting periods ending prior to the initial adoption date, and the amendments in ASU 2010-20 are effective in phases over two reporting periods. We adopted the amendments related to information required as of the end of the reporting period for the reporting period ending December 31, 2010, and have included the required disclosures in Notes 1 and 5. Disclosures that provide information about the activity during a reporting period, primarily the allowance for credit losses and modifications of financing receivables, are effective for interim and annual reporting periods beginning on or after December 15, 2010, and will be included in the Notes to Consolidated Financial Statements beginning with the reporting period ending March 31, 2011.

TRANSFERS AND SERVICING TOPIC
In June 2009, the FASB issued ASU No. 2009-16, "Accounting for Transfers of Financial Assets" ("ASU 2009-16"), which, among other things, eliminated the concept of a qualifying special-purpose entity ("SPE") and removed the scope exception for a qualifying SPE from the Consolidations Topic of the FASB ASC. As a result, previously unconsolidated qualifying SPEs were required to be re-evaluated for consolidation by the sponsor or transferor. We adopted ASU 2009-16 effective January 1, 2010. The adoption did not have a material impact on our consolidated financial condition and results of operations. See "Consolidations Topic" above for additional information and Note 4 for further discussion of the accounting treatment of our VIEs.

FUTURE ADOPTION OF NEW ACCOUNTING STANDARDS

FINANCIAL SERVICES -- INSURANCE INDUSTRY TOPIC
In April 2010, the FASB issued ASU No. 2010-15, "How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), to clarify a consolidation issue for insurance entities that hold a controlling interest in an investment fund either partially or completely through separate accounts. ASU 2010-15 concludes that an insurance entity would not be required to consider interests held in separate accounts when determining whether or not to consolidate an investment fund, unless the separate account interest is held for the benefit of a related party. If an investment fund is consolidated, the portion of the assets representing interests held in separate accounts would be recorded as a separate account asset with a corresponding separate account liability. The remaining investment fund assets would be consolidated in the insurance entity's general accounts. ASU 2010-15 will be applied retrospectively for fiscal years and interim periods within those fiscal years beginning after December 15, 2010, with early application permitted. We will adopt ASU 2010-15 as of the beginning of the reporting period ending March 31, 2011, and do not expect the adoption will have a material impact on our consolidated financial condition and results of operations.

In October 2010, the FASB issued ASU No. 2010-26, "Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies the types of costs incurred by an insurance entity that can be capitalized in the acquisition of insurance contracts. Only those costs incurred which result directly from and are essential to the successful acquisition of new or renewal insurance contracts may be capitalized. Incremental costs related to unsuccessful attempts to acquire insurance contracts must be expensed as incurred. Under ASU 2010-26, the capitalization criteria in the direct-response advertising guidance of the Other Assets and Deferred Costs Topic of the FASB ASC must be met in order to capitalize advertising costs. The amendments are effective for fiscal years and interim periods beginning after December 15, 2011. Early adoption is permitted, and an entity may elect to apply the guidance prospectively or retrospectively. We will adopt the provisions of ASU 2010-26 effective January 1, 2012, and are currently evaluating the impact of the adoption on our consolidated financial condition and results of operations.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

INTANGIBLES -- GOODWILL AND OTHER TOPIC
In December 2010, the FASB issued ASU No. 2010-28, "When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts" ("ASU 2010-28"). Generally, reporting units with zero or negative carrying amounts will pass Step 1 of the goodwill impairment test as the fair value will exceed carrying value; therefore, goodwill impairment is not assessed under Step 2. ASU 2010-28 modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts, and requires these reporting units to perform Step 2 of the impairment test to determine if it is more likely than not that goodwill impairment exists. The amendments are effective for fiscal years and interim periods beginning after December 15, 2010, and early adoption is not permitted. Upon adoption of this ASU, all reporting units within scope must be evaluated under the new accounting guidance, and any resulting impairment will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Impairments identified after the period of adoption must be recognized in earnings. We will adopt the amendments in ASU 2010-28 effective as of the beginning of the reporting period ending March 31, 2011, and do not expect the adoption will have a material impact on our consolidated financial condition and result of operations.

3. REINSURANCE CEDED, REINSURANCE RECAPTURED, FUNDS WITHHELD AGREEMENT, REINSURANCE ASSUMED AND CAPITAL CONTRIBUTION

REINSURANCE CEDED TO LINCOLN NATIONAL REINSURANCE COMPANY (BARBADOS) LIMITED ("LNBAR")
We completed a reinsurance transaction during the fourth quarter of 2010 whereby we ceded a block of business to LNBAR, a wholly-owned subsidiary of LNC, which resulted in the release of approximately $151 million of capital previously supporting a portion of statutory reserves related to our term insurance products. The following summarizes the impact of this transaction (in millions) on our Consolidated Balance Sheets:

ASSETS
Deferred acquisition costs                    $(148)
Other assets                                    (40)
                                              --------
  Total assets                                $(188)
                                              ========
LIABILITIES
Future contract benefits                      $ (72)
Deferred gain (loss) on business sold through
  reinsurance                                   (76)
Other liabilities                               (40)
                                              --------
  Total liabilities                           $(188)
                                              ========


REINSURANCE RECAPTURED FROM LNBAR
During the third quarter of 2010, we completed a reinsurance transaction whereby we recaptured a portion of business previously ceded to LNBAR. The following summarizes the impact of this transaction (in millions) on our Consolidated Balance Sheets:

ASSETS
Cash                                            $ 25
Deferred acquisition costs                       110
                                               --------
  Total assets                                 $ 135
                                               ========
LIABILITIES
Future contract benefits                       $ 387
Other contract holder funds                       22
Funds withheld reinsurance liabilities          (346)
Deferred gain (loss) on business sold through
  reinsurance                                     42
Other liabilities                                 10
                                               --------
  Total liabilities                            $ 115
                                               ========
REVENUES AND EXPENSES
Amortization of deferred gain on business sold
  through reinsurance:
  Write-off of unamortized deferred loss       $ (42)
  Gain on recapture                               17
Benefits                                          55
Federal income tax expense                       (10)
                                               --------
  Net income                                    $ 20
                                               ========

FUNDS WITHHELD AGREEMENT WITH LNBAR
We completed a funds withheld transaction with LNBAR during the fourth quarter of 2009 whereby we acquired the hedging program for certain GLB variable annuity products with GWB and GIB features. This transaction resulted in the receipt of cash of $162 million, an increase to derivative investments of $790 million and an increase in funds withheld reinsurance liabilities of $952 million. For further information on our hedging program regarding this matter, see "Guaranteed Living Benefit Embedded Derivative Reserves" in Note 6.

REINSURANCE ASSUMED FROM FIRST PENN-PACIFIC LIFE INSURANCE COMPANY ("FPP")
We completed a reinsurance transaction during the fourth quarter of 2009 whereby we assumed a block of business from FPP, a wholly-owned subsidiary of LNC. The following

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

3. REINSURANCE CEDED, REINSURANCE RECAPTURED, FUNDS WITHHELD AGREEMENT, REINSURANCE ASSUMED AND CAPITAL CONTRIBUTION (CONTINUED)

summarizes the impact of this transaction (in millions) on our Consolidated Balance Sheets:

ASSETS
Deferred acquisition costs                    $48
Other assets                                   15
                                              ---
  Total assets                                $63
                                              ===
LIABILITIES
Future contract benefits                      $15
Deferred gain (loss) on business sold through
  reinsurance                                  47
Other liabilities                               1
                                              ---
  Total liabilities                           $63
                                              ===

CAPITAL CONTRIBUTION OF LFM
On May 7, 2009, LNC made a capital contribution to LNL that transferred ownership of LFM to LNL. The following summarizes the impact of this capital contribution (in millions):

                                                 CAPITAL
                                            CONTRIBUTION
                                                   VALUE
                                            ---------------
Cash and invested cash                             $ 1
Goodwill                                           174
Specifically identifiable intangible assets        168
Other assets                                        21
Short-term debt                                    (14)
Other liabilities                                  (70)
                                            ---------------
  Total capital contribution of LFM(1)            $280
                                            ===============

(1) Reported in capital contribution from LNC on our Consolidated Statements of Stockholder's Equity.

4. VARIABLE INTEREST ENTITIES

CONSOLIDATED VIES
In 2006 and 2007, we issued two funding agreements and used the proceeds to invest in the Class 1 Notes of two CLN structures, which represent special purpose trusts combining asset-backed securities with credit default swaps to produce multi-class structured securities. The CLN structures also include subordinated Class 2 Notes, which are held by third parties, and, together with the Class 1 Notes, represent 100% of the outstanding notes of the CLN structures. The entities that issued the CLNs are financed by the note holders, and, as such, the note holders participate in the expected losses and residual returns of the entities. Because the note holders do not have voting rights or similar rights, we determined the entities issuing the CLNs are VIEs, and as a note holder, our interest represented a variable interest. As of December 31, 2009, these VIEs were not consolidated because under the authoritative accounting guidance at that time, we were not the primary beneficiary of the VIEs because the Class 2 Notes absorbed the majority of the expected losses of the CLN structures. The carrying value of the CLNs as of December 31, 2009, was recognized as a fixed maturity security within AFS on our Consolidated Balance Sheets, and the funding agreements we issued were reported in other contract holder funds on our Consolidated Balance Sheets as of December 31, 2010 and 2009.

Effective January 1, 2010, we adopted the new accounting guidance noted above and evaluated the primary beneficiary of the CLN structures using qualitative factors. Based on our evaluation, we concluded that the ability to actively manage the reference portfolio underlying the credit default swaps is the most significant activity impacting the performance of the CLN structures, because the subordination and participation in credit losses may change. We concluded that we have the power to direct this activity. In addition, we receive returns from the CLN structures and may absorb losses that could potentially be significant to the CLN structures. As such, we concluded that we are the primary beneficiary of the VIEs associated with the CLNs. We consolidated all of the assets and liabilities of the CLN structures through a cumulative effect adjustment to the beginning balance of retained earnings as of January 1, 2010, and recognized the results of operations of these VIEs on our consolidated financial statements beginning in the first quarter of 2010. See "Consolidations Topic" in Note 2 for more detail regarding the effect of the adoption. Asset and liability information (dollars in millions) for these

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

4. VARIABLE INTEREST ENTITIES (CONTINUED)

consolidated VIEs included on our Consolidated Balance Sheets as of December 31, 2010, was as follows:

                                NUMBER
                                  OF      NOTIONAL  CARRYING
                              INSTRUMENTS  AMOUNTS    VALUE
                              ----------- -------- -----------
ASSETS
Fixed maturity corporate
  asset-backed credit
  card loan securities(1)       N/A         $ --     $584
                              =========== ======== ===========
LIABILITIES
Derivative instruments not
  designated and not
  qualifying as hedging
  instruments:
  Credit default swaps(2)         2         $600     $215
  Contingent forwards(2)          2           --       (6)
                              ----------- -------- -----------
     Total derivative
        instruments not
        designated and not
        qualifying as hedging
        instruments               4          600      209
Federal income tax(2)           N/A           --      (77)
                              ----------- -------- -----------
        Total liabilities         4         $600     $132
                              =========== ======== ===========

(1) Reported in VIEs' fixed maturity securities on our Consolidated Balance Sheets.

(2)  Reported in VIEs' liabilities on our Consolidated Balance Sheets.

For details related to the fixed maturity AFS securities for these VIEs, see
Note 5.

The credit default swaps create variability in the CLN structures and expose the note holders to the credit risk of the referenced portfolio. The contingent forwards transfer a portion of the loss in the underlying fixed maturity corporate asset-backed credit card loan securities back to the counterparty after credit losses reach our attachment point.

The gains (losses) for these consolidated VIEs (in millions) recorded on our Consolidated Statements of Income (Loss) were as follows:

                                                   FOR THE
                                                  YEAR ENDED
                                                 DECEMBER 31,
                                                     2010
                                               ---------------
DERIVATIVE INSTRUMENTS NOT DESIGNATED AND
  NOT QUALIFYING AS HEDGING INSTRUMENTS
Credit default swaps(1)                               $25
Contingent forwards(1)                                 (9)
                                               ---------------
  Total derivative instruments not designated
     and not qualifying as hedging instruments        $16
                                               ===============

(1)  Reported in realized gain (loss) on our Consolidated Statements of Income
     (Loss).

The following summarizes information regarding the CLN structures (dollars in millions) as of December 31, 2010:

                                           AMOUNT AND
                                        DATE OF ISSUANCE
                                 --------------------------
                                     $400          $200
                                   DECEMBER        APRIL
                                     2006          2007
                                 ------------- ------------
Original attachment point
  (subordination)                      5.50%        2.05%
Current attachment point
  (subordination)                      4.17%        1.48%
Maturity                         12/20/2016    3/20/2017
Current rating of tranche                B-          Ba2
Current rating of underlying
  collateral pool                    Aa1-B3       Aaa-B1
Number of defaults in underlying
  collateral pool                         2            2
Number of entities                      123           99
Number of countries                      19           22

There has been no event of default on the CLNs themselves. Based upon our analysis, the remaining subordination as represented by the attachment point should be sufficient to absorb future credit losses, subject to changing market conditions. Similar to other debt market instruments, our maximum principal loss is limited to our original investment as of December 31, 2010.

As described more fully in Note 1, we regularly review our investment holdings for OTTIs. Based upon this review, we believe that the fixed maturity corporate asset-backed credit card loan securities were not other-than-temporarily impaired as of December 31, 2010.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The following summarizes the exposure of the CLN structures' underlying collateral by industry and rating as of December 31, 2010:

                                    AAA      AA       A      BBB     BB      B      CCC     TOTAL
                                   ------- ------- ------- ------- ------- ------- ------- --------
INDUSTRY
Telecommunications                  --%      --%    6.4%    3.7%    1.1%     --%     --%     11.2%
Financial intermediaries           0.4%     4.0%    6.2%    0.5%     --%     --%     --%     11.1%
Oil and gas                         --%     1.0%    1.2%    4.1%     --%     --%     --%      6.3%
Utilities                           --%      --%    3.1%    1.4%     --%     --%     --%      4.5%
Chemicals and plastics              --%      --%    2.4%    1.2%    0.3%     --%     --%      3.9%
Drugs                              0.3%     2.2%    1.2%     --%     --%     --%     --%      3.7%
Retailers (except food and drug)    --%      --%    0.6%    1.8%    1.1%     --%     --%      3.5%
Industrial equipment                --%      --%    3.0%    0.3%     --%     --%     --%      3.3%
Sovereign                           --%     0.6%    1.6%    1.0%     --%     --%     --%      3.2%
Food products                       --%     0.3%    1.8%    1.1%     --%     --%     --%      3.2%
Conglomerates                       --%     2.7%    0.5%     --%     --%     --%     --%      3.2%
Forest products                     --%      --%     --%    1.6%    1.4%     --%     --%      3.0%
Other industry < 3% (28 industries) --%     2.0%   15.4%   17.3%    3.5%    1.4%    0.3%     39.9%
                                   ------- ------- ------- ------- ------- ------- ------- --------
  Total by industry                 0.7%   12.8%   43.4%   34.0%    7.4%    1.4%    0.3%    100.0%
                                   ======= ======= ======= ======= ======= ======= ======= ========

UNCONSOLIDATED VIES
Effective December 31, 2010, we issued a $500 million long-term senior note in exchange for a corporate bond AFS security of like principal and duration from a non-affiliated VIE whose primary activities are to acquire, hold and issue notes and loans, as well as pay and collect interest on the notes and loans. We have concluded that we are not the primary beneficiary of this VIE because we do not have power over the activities that most significantly affect its economic performance. In addition, the terms of the senior note provide us with a set-off right to the corporate bond AFS security we purchased from the VIE; therefore, neither appears on our Consolidated Balance Sheets. We assigned the corporate bond AFS security to one of our subsidiaries and issued a guarantee to our subsidiary for the timely payment of the corporate bond's principle.

Through our investment activities, we make passive investments in structured securities issued by VIEs for which we are not the manager. These structured securities include our MBS, which include CMOs, MPTS and CMBS and our ABS CDOs. We have not provided financial or other support with respect to these VIEs other than our original investment. We have determined that we are not the primary beneficiary of these VIEs due to the relative size of our investment in comparison to the principal amount of the structured securities issued by the VIEs and the level of credit subordination which reduces our obligation to absorb losses or right to receive benefits. Our maximum exposure to loss on these structured securities is limited to the amortized cost for these investments. We recognize our variable interest in these VIEs at fair value on our consolidated financial statements. For information about these structured securities, see Note 5.

5. INVESTMENTS

AFS SECURITIES

Pursuant to the Fair Value Measurements and Disclosures Topic of the FASB ASC, we have categorized AFS securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3), as described in Note 1, which also includes additional disclosures regarding our fair value measurements.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The amortized cost, gross unrealized gains, losses and OTTI and fair value of AFS securities (in millions) were as follows:

                                                     AS OF DECEMBER 31, 2010
                                           -----------------------------------------
                                                         GROSS UNREALIZED
                                           AMORTIZED -----------------------  FAIR
                                              COST    GAINS LOSSES    OTTI   VALUE
                                           --------- ------ ------ --------- -------
FIXED MATURITY SECURITIES
Corporate bonds                              $47,920 $3,470  $ 597      $ 78 $50,715
U.S. Government bonds                            106     16     --        --     122
Foreign government bonds                         459     37      2        --     494
MBS:
  CMOs                                         5,423    309    107       140   5,485
  MPTS                                         2,801    100      5        --   2,896
  CMBS                                         2,047     89    165         6   1,965
ABS CDOs                                         173     21     13         8     173
State and municipal bonds                      3,150     26     91        --   3,085
Hybrid and redeemable preferred securities     1,433     55    134        --   1,354
VIEs' fixed maturity securities                  570     14     --        --     584
                                           --------- ------ ------ --------- -------
     Total fixed maturity securities          64,082  4,137  1,114       232  66,873
                                           --------- ------ ------ --------- -------
EQUITY SECURITIES
Banking securities                                 2     --     --        --       2
Insurance securities                              32      4     --        --      36
Other financial services securities               18     14     --        --      32
Other securities                                  67      7      4        --      70
                                           --------- ------ ------ --------- -------
     Total equity securities                     119     25      4        --     140
                                           --------- ------ ------ --------- -------
         Total AFS securities                $64,201 $4,162 $1,118      $232 $67,013
                                           ========= ====== ====== ========= =======

                                                     AS OF DECEMBER 31, 2009
                                           -----------------------------------------
                                                         GROSS UNREALIZED
                                           AMORTIZED -----------------------  FAIR
                                              COST    GAINS LOSSES    OTTI   VALUE
                                           --------- ------ ------ --------- -------
FIXED MATURITY SECURITIES
Corporate bonds                              $43,028 $2,195 $1,084      $ 63 $44,076
U.S. Government bonds                            136     12     --        --     148
Foreign government bonds                         473     25      9        --     489
MBS:
  CMOs                                         5,819    246    289       149   5,627
  MPTS                                         2,874     61     26        --   2,909
  CMBS                                         2,332     46    330        --   2,048
ABS:
  CDOs                                           189     10     33         9     157
  CLNs                                           600     --    278        --     322
State and municipal bonds                      1,983     14     54        --   1,943
Hybrid and redeemable preferred securities     1,382     33    245        --   1,170
                                           --------- ------ ------ --------- -------
     Total fixed maturity securities          58,816  2,642  2,348       221  58,889
                                           --------- ------ ------ --------- -------
EQUITY SECURITIES
Banking securities                                25     --      1        --      24
Insurance securities                              44      2     --        --      46
Other financial services securities               22     12      6        --      28
Other securities                                  50      7     --        --      57
                                           --------- ------ ------ --------- -------
     Total equity securities                     141     21      7        --     155
                                           --------- ------ ------ --------- -------
         Total AFS securities                $58,957 $2,663 $2,355      $221 $59,044
                                           ========= ====== ====== ========= =======

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5. INVESTMENTS (CONTINUED)

The amortized cost and fair value of fixed maturity AFS securities by contractual maturities (in millions) were as follows:

                                         AS OF DECEMBER 31, 2010
                                         -----------------------
                                         AMORTIZED       FAIR
                                           COST         VALUE
                                         --------- -------------
Due in one year or less                    $ 2,236       $ 2,281
Due after one year through five years       11,815        12,631
Due after five years through ten years      19,298        20,601
Due after ten years                         20,289        20,841
                                         --------- -------------
  Subtotal                                  53,638        56,354
                                         --------- -------------
MBS                                         10,271        10,346
CDOs                                           173           173
                                         --------- -------------
     Total fixed maturity AFS securities   $64,082       $66,873
                                         ========= =============

Actual maturities may differ from contractual maturities because issuers may have the right to call or pre-pay obligations.

The fair value and gross unrealized losses, including the portion of OTTI recognized in OCI, of AFS securities (dollars in millions), aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows:

                                                                         AS OF DECEMBER 31, 2010
                                           ------------------------------------------------------------------------
                                                 LESS THAN OR EQUAL           GREATER THAN
                                                  TO TWELVE MONTHS            TWELVE MONTHS             TOTAL
                                           ----------------------------- ----------------------- ------------------
                                                                 GROSS               GROSS                  GROSS
                                                              UNREALIZED           UNREALIZED            UNREALIZED
                                                 FAIR         LOSSES AND  FAIR     LOSSES AND     FAIR   LOSSES AND
                                                 VALUE           OTTI     VALUE        OTTI       VALUE     OTTI
                                           ------------------ ---------- ------ ---------------- ------- ----------
FIXED MATURITY SECURITIES
Corporate bonds                                        $5,155       $289 $1,944             $386 $ 7,099      $ 675
Foreign government bonds                                   19         --      9                2      28          2
MBS:
  CMOs                                                    447        116    700              131   1,147        247
  MPTS                                                    181          5      2               --     183          5
  CMBS                                                     73          8    278              163     351        171
ABS CDOs                                                   --         --    146               21     146         21
State and municipal bonds                               1,849         81     26               10   1,875         91
Hybrid and redeemable preferred securities                199          9    547              125     746        134
                                           ------------------ ---------- ------ ---------------- ------- ----------
     Total fixed maturity securities                    7,923        508  3,652              838  11,575      1,346
                                           ------------------ ---------- ------ ---------------- ------- ----------
EQUITY SECURITIES
Other securities                                            3          4     --               --       3          4
                                           ------------------ ---------- ------ ---------------- ------- ----------
     Total equity securities                                3          4     --               --       3          4
                                           ------------------ ---------- ------ ---------------- ------- ----------
         Total AFS securities                          $7,926       $512 $3,652             $838 $11,578     $1,350
                                           ================== ========== ====== ================ ======= ==========
Total number of AFS securities in an unrealized loss position                                                 1,196
                                                                                                         ==========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                                                                         AS OF DECEMBER 31, 2009
                                           ------------------------------------------------------------------------
                                                  LESS THAN OR EQUAL            GREATER THAN
                                                   TO TWELVE MONTHS             TWELVE MONTHS           TOTAL
                                           ----------------------------- ----------------------- ------------------
                                                                 GROSS               GROSS                  GROSS
                                                              UNREALIZED           UNREALIZED            UNREALIZED
                                                 FAIR         LOSSES AND  FAIR     LOSSES AND     FAIR   LOSSES AND
                                                 VALUE           OTTI     VALUE        OTTI       VALUE     OTTI
                                           ------------------ ---------- ------ ---------------- ------- ----------
FIXED MATURITY SECURITIES
Corporate bonds                                        $4,163       $221 $5,638            $ 926 $ 9,801     $1,147
Foreign government bonds                                   30         --     46                9      76          9
MBS:
  CMOs                                                    382        151    870              287   1,252        438
  MPTS                                                  1,227         14     81               12   1,308         26
  CMBS                                                    152         13    619              317     771        330
ABS:
  CDOs                                                      9          6    127               36     136         42
  CLNs                                                     --         --    322              278     322        278
State and municipal bonds                               1,190         45     53                9   1,243         54
Hybrid and redeemable preferred securities                105          5    795              240     900        245
                                           ------------------ ---------- ------ ---------------- ------- ----------
     Total fixed maturity securities                    7,258        455  8,551            2,114  15,809      2,569
                                           ------------------ ---------- ------ ---------------- ------- ----------
EQUITY SECURITIES
Banking securities                                          1          1     --               --       1          1
Other financial services securities                         4          6     --               --       4          6
                                           ------------------ ---------- ------ ---------------- ------- ----------
     Total equity securities                                5          7     --               --       5          7
                                           ------------------ ---------- ------ ---------------- ------- ----------
         Total AFS securities                          $7,263       $462 $8,551           $2,114 $15,814     $2,576
                                           ================== ========== ====== ================ ======= ==========
Total number of AFS securities in an unrealized loss position                                                 1,696
                                                                                                         ==========

For information regarding our investments in VIEs, see Note 4.

The fair value, gross unrealized losses, the portion of OTTI recognized in OCI (in millions) and number of AFS securities where the fair value had declined and remained below amortized cost by greater than 20% were as follows:

                                                                   AS OF DECEMBER 31, 2010
                                                    ----------------------------------------------
                                                              GROSS UNREALIZED          NUMBER
                                                     FAIR  -----------------------        OF
                                                     VALUE LOSSES      OTTI         SECURITIES(1)
                                                    ------ ------ ---------------- ---------------
Less than six months                                 $ 169   $ 73              $ 4              41
Six months or greater, but less than nine months        55     20               --              13
Nine months or greater, but less than twelve months     39     15                1              13
Twelve months or greater                               884    501              171             224
                                                    ------ ------ ---------------- ---------------
  Total                                             $1,147   $609             $176             291
                                                    ====== ====== ================ ===============

                                                                   AS OF DECEMBER 31, 2009
                                                    ----------------------------------------------
                                                              GROSS UNREALIZED          NUMBER
                                                     FAIR  -----------------------        OF
                                                     VALUE LOSSES      OTTI         SECURITIES(1)
                                                    ------ ------ ---------------- ---------------
Less than six months                                 $ 415  $ 125              $ 4              80
Six months or greater, but less than nine months       115     60               --              25
Nine months or greater, but less than twelve months    409    160               93              96
Twelve months or greater                             1,623  1,264              116             309
                                                    ------ ------ ---------------- ---------------
  Total                                             $2,562 $1,609             $213             510
                                                    ====== ====== ================ ===============

(1) We may reflect a security in more than one aging category based on various purchase dates.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

We regularly review our investment holdings for OTTI. Our gross unrealized losses on AFS securities as of December 31, 2010, decreased $1.2 billion in comparison to December 31, 2009. This change was attributable to a decline in overall market yields, which was driven, in part, by improved credit fundamentals (i.e., market improvement and narrowing credit spreads). As discussed further below, we believe the unrealized loss position as of December 31, 2010, does not represent OTTI as we did not intend to sell these fixed maturity AFS securities, it is not more likely than not that we will be required to sell the fixed maturity AFS securities before recovery of their amortized cost basis, the estimated future cash flows were equal to or greater than the amortized cost basis of the debt securities or we had the ability and intent to hold the equity AFS securities for a period of time sufficient for recovery.

Based upon this evaluation as of December 31, 2010, management believed we had the ability to generate adequate amounts of cash from our normal operations (e.g., insurance premiums and fees and investment income) to meet cash requirements with a prudent margin of safety without requiring the sale of our temporarily-impaired securities.

As of December 31, 2010, the unrealized losses associated with our corporate bond securities were attributable primarily to securities that were backed by commercial loans and individual issuer companies. For our corporate bond securities with commercial loans as the underlying collateral, we evaluated the projected credit losses in the underlying collateral and concluded that we had sufficient subordination or other credit enhancement when compared with our estimate of credit losses for the individual security and we expected to recover the entire amortized cost for each security. For individual issuers, we performed detailed analysis of the financial performance of the issuer and determined that we expected to recover the entire amortized cost for each security.

As of December 31, 2010, the unrealized losses associated with our MBS and ABS CDOs were attributable primarily to collateral losses and credit spreads. We assessed for credit impairment using a cash flow model as discussed above. The key assumptions included default rates, severities and prepayment rates. We estimated losses for a security by forecasting the underlying loans in each transaction. The forecasted loan performance was used to project cash flows to the various tranches in the structure, as applicable. Our forecasted cash flows also considered, as applicable, independent industry analyst reports and forecasts, sector credit ratings and other independent market data. Based upon our assessment of the expected credit losses of the security given the performance of the underlying collateral compared to our subordination or other credit enhancement, we expected to recover the entire amortized cost basis of each security.

As of December 31, 2010, the unrealized losses associated with our hybrid and redeemable preferred securities were attributable primarily to wider credit spreads caused by illiquidity in the market and subordination within the capital structure, as well as credit risk of specific issuers. For our hybrid and redeemable preferred securities, we evaluated the financial performance of the issuer based upon credit performance and investment ratings and determined we expected to recover the entire amortized cost of each security.

Changes in the amount of credit loss of OTTI recognized in net income (loss) where the portion related to other factors was recognized in OCI (in millions) on fixed maturity AFS securities were as follows:

                                       FOR THE YEARS ENDED
                                           DECEMBER 31,
                                     ----------------------
                                       2010        2009
                                     ------- --------------
Balance as of beginning-of-year      $260           $ --
  Cumulative effect from adoption of
     new accounting standard           --             30
  Increases attributable to:
     Credit losses on securities for
        which an OTTI was not
        previously recognized          13            259
     Credit losses on securities for
        which an OTTI was previously
        recognized                     61             --
  Decreases attributable to:
     Securities sold                  (25)           (29)
                                     ------- --------------
        Balance as of end-of-year    $309           $260
                                     ======= ==============

During the years ended December 31, 2010 and 2009, we recorded credit losses on securities for which an OTTI was not previously recognized as we determined the cash flows expected to be collected would not be sufficient to recover the entire amortized cost basis of the debt security. The credit losses we recorded on securities for which an OTTI was not previously recognized were attributable primarily to one or a combination of the following reasons:

-    Failure of the issuer of the security to make scheduled payments;

-    Deterioration of creditworthiness of the issuer;

-    Deterioration of conditions specifically related to the security;

-    Deterioration of fundamentals of the industry in which the issuer operates;

- Deterioration of fundamentals in the economy including, but not limited to, higher unemployment and lower housing prices; and

-    Deterioration of the rating of the security by a rating agency.

We recognize the OTTI attributed to the noncredit portion as a separate component in OCI referred to as unrealized OTTI on AFS securities.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5. INVESTMENTS (CONTINUED)

TRADING SECURITIES

Trading securities at fair value (in millions) consisted of the following:

                                     AS OF DECEMBER 31,
                                     ------------------
                                       2010      2009
                                     ------ -----------
FIXED MATURITY SECURITIES
Corporate bonds                      $1,674      $1,641
U.S. Government bonds                   362         370
Foreign government bonds                 29          29
MBS:
  CMOs                                  124         124
  MPTS                                  123          60
  CMBS                                   67          81
ABS CDOs                                  5          --
State and municipal bonds                22          18
Hybrid and redeemable preferred
  securities                             51          41
                                     ------ -----------
     Total fixed maturity securities  2,457       2,364
EQUITY SECURITIES
Other securities                          2           2
                                     ------ -----------
     Total equity securities              2           2
                                     ------ -----------
        Total trading securities     $2,459      $2,366
                                     ====== ===========

The portion of the market adjustment for losses that relate to trading securities still held as of December 31, 2010, 2009 and 2008, was $86 million, $126 million and $172 million, respectively.

MORTGAGE LOANS ON REAL ESTATE

Mortgage loans on real estate principally involve commercial real estate. The commercial loans are geographically diversified throughout the U.S. with the largest concentrations in California and Texas, which accounted for approximately 31% and 29% of mortgage loans as of December 31, 2010 and 2009, respectively.

The following provides the current and past due composition of our mortgage loans on real estate (in millions):

                                      AS OF DECEMBER 31,
                                    ---------------------
                                      2010        2009
                                    --------- -----------
Current                             $6,419      $6,815
Valuation allowance associated with
  impaired mortgage loans on
  real estate                           (8)         (8)
Unamortized premium (discount)          20          28
                                    --------- -----------
  Total carrying value              $6,431      $6,835
                                    ========= ===========

The number of impaired mortgage loans on real estate, each of which had an associated specific valuation allowance, and the carrying value of impaired mortgage loans on real estate (dollars in millions) were as follows:

                                         AS OF DECEMBER 31,
                                       ---------------------
                                         2010       2009
                                       ------- -------------
Number of impaired mortgage loans
  on real estate                          6             2
                                       ======= =============
Principal balance of impaired mortgage
  loans on real estate                  $52           $22
Valuation allowance associated with
  impaired mortgage loans on
  real estate                            (8)           (8)
                                       ------- -------------
  Carrying value of impaired
     mortgage loans on real estate      $44           $14
                                       ======= =============

The average carrying value on the impaired mortgage loans on real estate (in millions) was as follows:

                                   FOR THE YEARS ENDED
                                     DECEMBER 31,
                                ----------------------
                                2010     2009     2008
                                ---- ------------ ----
Average carrying value for
  impaired mortgage loans on
  real estate                    $29          $ 8  $--
Interest income recognized on
  impaired mortgage loans on
  real estate                      3           --   --
Amount of interest income
  collected on impaired
  mortgage loans on real estate    3           --   --
                                ==== ============ ====

As described in Note 1, we use the loan-to-value and debt-service coverage ratios as credit quality indicators for our mortgage loans on real estate, which were as follows (dollars in millions):

                               AS OF DECEMBER 31, 2010
                             ---------------------------
                                                   DEBT-
                                                 SERVICE
                             PRINCIPAL          COVERAGE
                              AMOUNT      %       RATIO
                             --------- -------- --------
LOAN-TO-VALUE
Less than 65%                   $4,677  72.9%       1.61
65% to 74%                       1,429  22.3%       1.41
75% to 100%                        143   2.2%       0.86
Greater than 100%                  170   2.6%       1.15
                             --------- --------
  Total mortgage loans on
     real estate                $6,419 100.0%
                             ========= ========

ALTERNATIVE INVESTMENTS

As of December 31, 2010 and 2009, alternative investments included investments in approximately 95 and 99 different partnerships, respectively, and the portfolio represented less than 1% of our overall invested assets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

NET INVESTMENT INCOME

The major categories of net investment income (in millions) on our Consolidated Statements of Income (Loss) were as follows:

                                    FOR THE YEARS ENDED
                                        DECEMBER 31,
                           -----------------------------------
                             2010         2009          2008
                           --------- --------------- ---------
Fixed maturity AFS
  securities               $3,624          $3,373    $3,236
VIEs' fixed maturity AFS
  securities                   14              --        --
Equity AFS securities           5               7         8
Trading securities            148             148       154
Mortgage loans on
  real estate                 421             451       473
Real estate                    16              17        20
Standby real estate equity
  commitments                   1               1         3
Policy loans                  167             169       177
Invested cash                   5               8        45
Alternative investments        93             (54)      (34)
Consent fees                    8               5         5
Other investments              (7)              8        --
                           --------- --------------- ---------
  Investment income         4,495           4,133     4,087
Investment expense           (133)           (127)     (112)
                           --------- --------------- ---------
     Net investment income $4,362          $4,006    $3,975
                           ========= =============== =========

REALIZED GAIN (LOSS) RELATED TO CERTAIN INVESTMENTS

The detail of the realized gain (loss) related to certain investments (in millions) was as follows:

                                       FOR THE YEARS ENDED
                                          DECEMBER 31,
                                ----------------------------------
                                  2010          2009       2008
                                -------- --------------- ---------
Fixed maturity AFS securities:
  Gross gains                   $ 100           $ 154      $ 49
  Gross losses                   (241)           (687)   (1,059)
Equity AFS securities:
  Gross gains                       9               5         1
  Gross losses                     (4)            (27)      (33)
Gain (loss) on other
  investments                      (4)           (100)       31
Associated amortization of
  DAC, VOBA, DSI and DFEL
  and changes in other
  contract holder funds             8             157       244
                                -------- --------------- ---------
     Total realized gain (loss)
        related to certain
        investments             $(132)          $(498)   $ (767)
                                ======== =============== =========

Details underlying write-downs taken as a result of OTTI (in millions) that were recognized in net income (loss) and included in realized gain (loss) on AFS securities above, and the portion of OTTI recognized in OCI (in millions) were as follows:

                                           FOR THE YEARS ENDED
                                               DECEMBER 31,
                                  ------------------------------------
                                    2010         2009          2008
                                  -------- --------------- -----------
OTTI RECOGNIZED IN
  NET INCOME (LOSS)
Fixed maturity securities:
  Corporate bonds                 $ (88)          $(209)      $(527)
  MBS:
     CMOs                           (61)           (237)       (289)
     CMBS                           (41)             --          (1)
  ABS CDOs                           (1)            (39)         (1)
  Hybrid and redeemable
     preferred securities            (5)            (67)        (50)
                                  -------- --------------- -----------
     Total fixed maturity
        securities                 (196)           (552)       (868)
                                  -------- --------------- -----------
Equity securities:
  Banking securities                 --             (10)         --
  Insurance securities               --              (8)         (1)
  Other financial services
     securities                      (3)             (3)        (24)
  Other securities                   --              (6)         (7)
                                  -------- --------------- -----------
     Total equity securities         (3)            (27)        (32)
                                  -------- --------------- -----------
        Gross OTTI recognized
           in net income (loss)    (199)           (579)       (900)
        Associated amortization
           of DAC, VOBA, DSI
           and DFEL                  51             198         218
                                  -------- --------------- -----------
           Net OTTI recognized
              in net income
              (loss), pre-tax     $(148)          $(381)      $(682)
                                  ======== =============== ===========
PORTION OF OTTI
  RECOGNIZED IN OCI
Gross OTTI recognized in OCI       $ 93           $ 339        $ --
Change in DAC, VOBA,
  DSI and DFEL                      (10)            (77)         --
                                  -------- --------------- -----------
  Net portion of OTTI
     recognized in OCI, pre-tax    $ 83           $ 262        $ --
                                  ======== =============== ===========


DETERMINATION OF CREDIT LOSSES ON CORPORATE BONDS AND ABS CDOS
As of December 31, 2010 and 2009, we reviewed our corporate bond and ABS CDO portfolios for potential shortfall in contractual principal and interest based on numerous subjective and objective inputs. The factors used to determine the amount of credit loss for each individual security, include, but are not limited to, near term risk, substantial discrepancy between book and market value, sector or company-specific volatility, negative operating trends and trading levels wider than peers.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

DETERMINATION OF CREDIT LOSSES ON MBS
As of December 31, 2010 and 2009, default rates were projected by considering underlying MBS loan performance and collateral type. Projected default rates on existing delinquencies vary between 25% to 100% depending on loan type and severity of delinquency status. In addition, we estimate the potential contributions of currently performing loans that may become delinquent in the future based on the change in delinquencies and loan liquidations experienced in the recent history. Finally, we develop a default rate timing curve by aggregating the defaults for all loans (delinquent loans, foreclosure and real estate owned and new delinquencies from currently performing loans) in the pool to project the future expected cash flows.

We use certain available loan characteristics such as lien status, loan sizes and occupancy to estimate the loss severity of loans. Second lien loans are assigned 100% severity, if defaulted. For first lien loans, we assume a minimum of 30% severity with higher severity assumed for investor properties and further housing price depreciation.

PAYABLES FOR COLLATERAL ON INVESTMENTS

The carrying values of the payables for collateral on investments (in millions) included on our Consolidated Balance Sheets and the fair value of the related investments or collateral consisted of the following:

                                                                                       AS OF DECEMBER 31,
                                                                         ------------------------------------------
                                                                                  2010                    2009
                                                                         -------------------- ---------------------
                                                                         CARRYING    FAIR    CARRYING         FAIR
                                                                            VALUE    VALUE    VALUE          VALUE
                                                                         --------    ------ -----------      ------
Collateral payable held for derivative investments(1)                     $ 853       $ 853       $ 634       $ 634
Securities pledged under securities lending agreements(2)                   199         192         501         479
Securities pledged under reverse repurchase agreements(3)                   280         294         344         359
Securities pledged for Term Asset-Backed Securities Loan Facility
  ("TALF")(4)                                                               280         318         345         386
Securities pledged for Federal Home Loan Bank of Indianapolis Securities
  ("FHLBI")(5)                                                              100         115         100         111
                                                                         --------    ------ -----------      ------
  Total payables for collateral on investments                           $1,712      $1,772      $1,924      $1,969
                                                                         ========    ====== ===========      ======

(1) We obtain collateral based upon contractual provisions with our counterparties. These agreements take into consideration the counterparties' credit rating as compared to ours, the fair value of the derivative investments and specified thresholds that once exceeded result in the receipt of cash that is typically invested in cash and invested cash. See Note 6 for details about maximum collateral potentially required to post on our credit default swaps.

(2) Our pledged securities under securities lending agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 102% and 105% of the fair value of the domestic and foreign securities, respectively. We value collateral daily and obtain additional collateral when deemed appropriate. The cash received in our securities lending program is typically invested in cash and invested cash or fixed maturity AFS securities.

(3) Our pledged securities under reverse repurchase agreements are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We obtain collateral in an amount equal to 95% of the fair value of the securities, and our agreements with third parties contain contractual provisions to allow for additional collateral to be obtained when necessary. The cash received in our reverse repurchase program is typically invested in fixed maturity AFS securities.

(4) Our pledged securities for TALF are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We obtain collateral in an amount that has typically averaged 90% of the fair value of the TALF securities. The cash received in these transactions is invested in fixed maturity AFS securities.

(5) Our pledged securities for FHLBI are included in fixed maturity AFS securities on our Consolidated Balance Sheets. We generally obtain collateral in an amount equal to 85% to 95% of the fair value of the FHLBI securities. The cash received in these transactions is typically invested in cash and invested cash or fixed maturity AFS securities.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

5. INVESTMENTS (CONTINUED)

Increase (decrease) in payables for collateral on investments (in millions) included on the Consolidated Statements of Cash Flows consisted of the following:

                                        FOR THE YEARS ENDED
                                           DECEMBER 31,
                                ----------------------------------
                                   2010         2009       2008
                                --------- --------------- --------
Collateral payable held for
  derivative investments         $ 219           $ 651    $ (17)
Securities pledged under
  securities lending
  agreements                      (302)             74     (228)
Securities pledged under
  reverse repurchase
  agreements                       (64)           (126)     (10)
Securities pledged for TALF        (65)            345       --
Securities pledged for FHLBI        --             100       --
                                --------- --------------- --------
  Total increase (decrease) in
     payables for collateral on
     investments                $ (212)         $1,044    $(255)
                                ========= =============== ========

INVESTMENT COMMITMENTS

As of December 31, 2010, our investment commitments were $887 million, which included $292 million of LPs, $53 million of standby commitments to purchase real estate upon completion and leasing, $354 million of private placements and $188 million of mortgage loans.

CONCENTRATIONS OF FINANCIAL INSTRUMENTS

As of December 31, 2010 and 2009, our most significant investments in one issuer were our investments in securities issued by the Federal Home Loan Mortgage Corporation with a fair value of $4.7 billion and $4.5 billion, or 6% of our invested assets portfolio, respectively, and our investments in securities issued by Fannie Mae with a fair value of $2.8 billion and $2.9 billion, or 3% and 4% of our invested assets portfolio, respectively. These investments are included in corporate bonds in the tables above.

As of December 31, 2010, our most significant investments in one industry were our investment securities in the electric industry with a fair value of $6.4 billion, or 8% of our invested assets portfolio, and our investment securities in the CMO industry with a fair value of $6.2 billion, or 8% of our invested assets portfolio. As of December 31, 2009, our most significant investment in one industry was our investment securities in the CMO industry with a fair value of $6.6 billion, or 9% of the invested assets portfolio. We utilized the industry classifications to obtain the concentration of financial instruments amount; as such, this amount will not agree to the AFS securities table above.

6. DERIVATIVE INSTRUMENTS

TYPES OF DERIVATIVE INSTRUMENTS AND DERIVATIVE STRATEGIES

We maintain an overall risk management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate risk, foreign currency exchange risk, equity market risk, default risk, basis risk and credit risk. We assess these risks by continually identifying and monitoring changes in interest rate exposure, foreign currency exposure, equity market exposure and credit exposure that may adversely impact expected future cash flows and by evaluating hedging opportunities. Derivative instruments that are used as part of our interest rate risk management strategy include interest rate swap agreements, interest rate cap agreements, interest rate futures, forward-starting interest rate swaps, consumer price index swaps, interest rate cap corridors, treasury locks and reverse treasury locks. Derivative instruments that are used as part of our foreign currency risk management strategy include foreign currency swaps, currency futures and foreign currency forwards. Call options based on LNC stock, call options based on the Standard & Poor's ("S&P") 500 Index(R) ("S&P 500"), total return swaps, variance swaps, put options and equity futures are used as part of our equity market risk management strategy. We also use credit default swaps as part of our credit risk management strategy.

We evaluate and recognize our derivative instruments in accordance with the Derivatives and Hedging Topic of the FASB ASC. As of December 31, 2010, we had derivative instruments that were designated and qualifying as cash flow hedges. We also had embedded derivatives that were economic hedges, but were not designed to meet the requirements for hedge accounting treatment. See Note 1 for a detailed discussion of the accounting treatment for derivative instruments.

Our derivative instruments are monitored by LNC's Asset Liability Management Committee and LNC's Equity Risk Management Committee as part of those committees' oversight of our derivative activities. These committees are responsible for implementing various hedging strategies that are developed through their analysis of financial simulation models and other internal and industry sources. The resulting hedging strategies are incorporated into our overall risk management strategies.

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with living benefit guarantees offered in our variable annuity products, including the LINCOLN SMARTSECURITY(R) Advantage GWB feature, the 4LATER(R) Advantage GIB feature and the I4LIFE(R) Advantage
GIB feature. See "GLB Reserves Embedded Derivatives" below for further details.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

6. DERIVATIVE INSTRUMENTS (CONTINUED)

See Note 22 for additional disclosures related to the fair value of our financial instruments and see Note 4 for derivative instruments related to our consolidated VIEs.

We have derivative instruments with off-balance-sheet risks whose notional or contract amounts exceed the credit exposure. Outstanding derivative instruments with off-balance-sheet risks (dollars in millions) were as follows:

                                                                               AS OF DECEMBER 31, 2010
                                                     ----------------------------------------------------------------------
                                                                                  ASSET CARRYING    (LIABILITY) CARRYING
                                                        NUMBER                     OR FAIR VALUE      OR FAIR VALUE
                                                         OF      NOTIONAL  ------------------------ -----------------------
                                                     INSTRUMENTS  AMOUNTS   GAIN       LOSS         GAIN        LOSS
                                                     ----------- --------  ------ ----------------- ---- ------------------
DERIVATIVE INSTRUMENTS DESIGNATED AND
  QUALIFYING AS HEDGING INSTRUMENTS
Cash flow hedges:
  Interest rate swap agreements(1)                         151    $ 926      $ 24            $ (71    --            $ --
  Forward-starting interest rate swaps(1)                    2      150         1               --    --              --
  Foreign currency swaps(1)                                 13      340        43              (13)   --              --
  Reverse treasury locks(1)                                  5    1,000        11               (5)   --              --
                                                     ----------- --------  ------ ----------------- ---- ------------------
     Total derivative instruments designated and
        qualifying as hedging instruments                    171    2,416      79              (89)   --              --
                                                     ----------- --------  ------ ----------------- ---- ------------------
DERIVATIVE INSTRUMENTS NOT DESIGNATED AND
  NOT QUALIFYING AS HEDGING INSTRUMENTS
Interest rate cap agreements(1)                              3      150        --               --    --              --
Interest rate futures(1)                                15,881    2,251        --               --    --              --
Equity futures(1)                                       13,375      907        --               --    --              --
Interest rate swap agreements(1)                            81    7,955        34             (511)   --              --
Credit default swaps(2)                                      9      145        --               --    --             (16)
Total return swaps(1)                                        8      800        --              (21)   --              --
Put options(1)                                             145    5,602     1,151               --    --              --
Call options (based on S&P 500)(1)                         544    4,083       301               --    --              --
Variance swaps(1)                                           50       30        46              (34)   --              --
Currency futures(1)                                      1,589      219        --               --    --              --
Consumer price index swaps(1)                              100       55        --               (2)   --              --
Interest rate cap corridors(1)                              73    8,050        52               --    --              --
Embedded derivatives:
  Deferred compensation plans(2)                             6       --        --               --    --            (315)
  Indexed annuity contracts(3)                         132,260       --        --               --    --            (497)
  GLB reserves(3)                                      305,962       --        --               --   518            (926)
  Reinsurance related(4)                                    --       --       417               --    --            (305)
  AFS securities(1)                                          1       --        15               --    --              --
                                                     ----------- --------  ------ ----------------- ---- ------------------
     Total derivative instruments not designated and
        not qualifying as hedging instruments            470,087   30,247   2,016             (568)  518          (2,059)
                                                     ----------- --------  ------ ----------------- ---- ------------------
           Total derivative instruments                  470,258  $32,663  $2,095            $(657) $518         $(2,059)
                                                     =========== ========  ====== ================= ==== ==================

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

                                                                          AS OF DECEMBER 31, 2009
                                                     -----------------------------------------------------------------------
                                                                                  ASSET CARRYING    (LIABILITY) CARRYING
                                                        NUMBER                     OR FAIR VALUE      OR FAIR VALUE
                                                         OF      NOTIONAL  ------------------------ -----------------------
                                                     INSTRUMENTS  AMOUNTS   GAIN       LOSS         GAIN        LOSS
                                                     ----------- --------  ------ ----------------- ---- ------------------
DERIVATIVE INSTRUMENTS DESIGNATED AND
  QUALIFYING AS HEDGING INSTRUMENTS
Cash flow hedges:
  Interest rate swap agreements(1)                          85    $ 620   $ 24            $ (45)     $ --            $ --
  Foreign currency swaps(1)                                 13      340     33              (19)       --              --
                                                     ----------- -------- ------ ------------------- ---- ------------------
     Total derivative instruments designated and
        qualifying as hedging instruments                     98      960     57            (64)       --              --
                                                     ----------- -------- ------ ------------------- ---- ------------------
DERIVATIVE INSTRUMENTS NOT DESIGNATED AND
  NOT QUALIFYING AS HEDGING INSTRUMENTS
Interest rate cap agreements(1)                             20    1,000     --               --        --              --
Interest rate futures(1)                                19,073    2,333     --               --        --              --
Equity futures(1)                                       21,149    1,147     --               --        --              --
Interest rate swap agreements(1)                            81    6,232     63             (349)       --              --
Foreign currency forwards(1)                                17    1,035     12              (91)       --              --
Credit default swaps(2)                                     14      220     --               --        --             (65)
Put options(1)                                             114    4,093    935               --        --              --
Call options (based on LNC stock)(1)                         1        9     --               --        --              --
Call options (based on S&P 500)(1)                         559    3,440    215               --        --              --
Variance swaps(1)                                           36       26     66              (22)       --              --
Currency futures(1)                                      3,664      505     --               --        --              --
Embedded derivatives:
  Deferred compensation plans(2)                             6       --     --               --        --            (314)
  Indexed annuity contracts(3)                         108,119       --     --               --        --            (419)
  GLB reserves(3)                                      261,309       --     --               --       308            (984)
  Reinsurance related(4)                                    --       --    417               --        --            (140)
  AFS securities(1)                                          2       --     19               --        --              --
                                                     ----------- -------- ------ ------------------- ---- ------------------
     Total derivative instruments not designated and
        not qualifying as hedging instruments            414,164   20,040  1,727           (462)      308          (1,922)
                                                     ----------- -------- ------ ------------------- ---- ------------------
           Total derivative instruments                  414,262  $21,000 $1,784          $(526)     $308         $(1,922)
                                                     =========== ======== ====== =================== ==== ==================

(1) Reported in derivative investments on our Consolidated Balance Sheets.

(2) Reported in other liabilities on our Consolidated Balance Sheets.

(3) Reported in future contract benefits on our Consolidated Balance Sheets.

(4) Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The maturity of the notional amounts of derivative instruments (in millions) was as follows:

                                                           REMAINING LIFE AS OF DECEMBER 31, 2010
                                                 --------------------------------------------------------
                                                 LESS THAN 1 - 5   6 - 10 11 - 30      OVER 30
                                                  1 YEAR   YEARS   YEARS   YEARS        YEARS      TOTAL
                                                 --------- ------ ------- -------- -------------- -------
DERIVATIVE INSTRUMENTS DESIGNATED AND
  QUALIFYING AS HEDGING INSTRUMENTS
Cash flow hedges:
  Interest rate swap agreements                       $ 24   $ 84   $ 264    $ 540            $14   $ 926
  Forward-starting interest rate swaps                  --     --      50      100             --     150
  Foreign currency swaps                                --    124     135       81             --     340
  Reverse treasury locks                                --    850     150       --             --   1,000
                                                 --------- ------ ------- -------- -------------- -------
     Total derivative instruments designated and
        qualifying as hedging instruments               24  1,058     599      721             14   2,416
                                                 --------- ------ ------- -------- -------------- -------
DERIVATIVE INSTRUMENTS NOT DESIGNATED AND
  NOT QUALIFYING AS HEDGING INSTRUMENTS
Interest rate cap agreements                           150     --      --       --             --     150
Interest rate futures                                2,251     --      --       --             --   2,251
Equity futures                                         907     --      --       --             --     907
Interest rate swap agreements                          203  1,819   1,719    4,214             --   7,955
Credit default swaps                                    --     40     105       --             --     145
Total return swaps                                     650    150      --       --             --     800
Put options                                             --  1,589   4,013       --             --   5,602
Call options (based on S&P 500)                      3,311    772      --       --             --   4,083
Variance swaps                                          --      4      26       --             --      30
Currency futures                                       219     --      --       --             --     219
Consumer price index swaps                               4     15      15       19              2      55
Interest rate cap corridors                             --     --   8,050       --             --   8,050
                                                 --------- ------ ------- -------- -------------- -------
     Total derivative instruments not designated
        and not qualifying as hedging
        instruments                                  7,695  4,389  13,928    4,233              2  30,247
                                                 --------- ------ ------- -------- -------------- -------
           Total derivative instruments with
              notional amounts                      $7,719 $5,447 $14,527   $4,954            $16 $32,663
                                                 ========= ====== ======= ======== ============== =======

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The change in our unrealized gain (loss) on derivative instruments in accumulated OCI (in millions) was as follows:

                                             FOR THE YEARS ENDED
                                                  DECEMBER 31,
                                           ----------------------
                                             2010         2009
                                           ------- --------------
UNREALIZED GAIN (LOSS) ON
  DERIVATIVE INSTRUMENTS
Balance as of beginning-of-year            $(13)          $(15)
Other comprehensive income (loss):
  Unrealized holding gains (losses)
     arising during the year:
     Cash flow hedges:
        Interest rate swap agreements       (24)            33
        Forward-starting interest
           rate swaps                         1             --
        Foreign currency swaps               14            (21)
        Reverse treasury locks                5             --
     AFS securities embedded
        derivatives                           2             --
  Change in foreign exchange rate
     adjustment                               4            (31)
  Change in DAC, VOBA, DSI
     and DFEL                               (11)            11
  Income tax benefit (expense)                3              5
  Less:
     Reclassification adjustment for
        gains (losses) included in net
        income (loss):
        Cash flow hedges:
           Interest rate swap
              agreements(1)                   4              4
           Foreign currency swaps(1)          2             --
     Associated amortization of DAC,
        VOBA, DSI and DFEL                   (9)           (11)
     Income tax benefit (expense)             1              2
                                           ------- --------------
               Balance as of end-of-year   $(17)          $(13)
                                           ======= ==============

(1) The OCI offset is reported within net investment income on our Consolidated Statements of Income (Loss).

(2) The OCI offset is reported within interest and debt ex- pense on our Consolidated Statements of Income (Loss).

The gains (losses) on derivative instruments (in millions) recorded within net income (loss) on our Consolidated Statements of Income (Loss) were as follows:

                                                  FOR THE YEARS ENDED
                                                     DECEMBER 31,
                                      -----------------------------------
                                         2010         2009        2008
                                      -------- --------------- ----------
DERIVATIVE INSTRUMENTS
  DESIGNATED AND QUALIFYING
  AS HEDGING INSTRUMENTS
Cash flow hedges:
  Interest rate swap
     agreements(1)                      $ 4             $ 3       $ (3)
  Forward-starting interest
     rate swaps(1)                       (1)             --         --
  Foreign currency swaps(1)               2               1         (1)
                                      -------- --------------- ----------
        Total derivative
           instruments designated
           and qualifying as
           hedging instruments            5               4         (4)
                                      -------- --------------- ----------
DERIVATIVE INSTRUMENTS NOT
  DESIGNATED AND NOT
  QUALIFYING AS HEDGING
  INSTRUMENTS
Interest rate cap agreements(2)          --              --         (1)
Interest rate futures(2)                183             (60)        --
Equity futures(2)                      (248)            (55)        --
Interest rate swap
  agreements(2)                          (8)           (150)        --
Foreign currency forwards(1)             43              23         --
Credit default swaps -- fees(1)           1               1          1
Credit default swaps --
  marked-to-market(3)                     7             (37)       (51)
Total return swaps(3)                  (133)             --         --
Put options(2)                         (217)           (136)        --
Call options (based on
  LNC stock)(2)                          --              --         (8)
Call options (based on
  S&P 500)(2)                           114              84       (214)
Variance swaps(2)                       (34)            (38)        --
Currency futures(2)                     (13)            (18)        --
Consumer price index swaps(2)            (1)             --         --
Interest rate cap corridors(1)            5              --         --
Embedded derivatives:
  Deferred compensation plans(3)        (33)            (50)        43
  Indexed annuity contracts(2)          (81)            (75)       196
  GLB reserves(2)                       268           2,228     (2,625)
  Reinsurance related(2)               (165)           (155)       226
  AFS securities(1)                      (4)              4         --
                                      -------- --------------- ----------
        Total derivative
           instruments not
           designated and not
           qualifying as hedging
           instruments                 (316)          1,566     (2,433)
                                      -------- --------------- ----------
              Total derivative
                 instruments          $(311)         $1,570    $(2,437)
                                      ======== =============== ==========

(1)  Reported in net investment income on our Consolidated Statements of Income
     (Loss).

(2)  Reported in realized gain (loss) on our Consolidated State- ments of Income
     (Loss).

(3) Reported in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The location in the Consolidated Statements of Income (Loss) where the gains (losses) are recorded for each of the derivative instruments discussed below is specified in the table above.

DERIVATIVE INSTRUMENTS DESIGNATED AND QUALIFYING AS CASH FLOW HEDGES

Gains (losses) (in millions) on derivative instruments designated and qualifying as cash flow hedges were as follows:

                                      FOR THE YEARS ENDED
                                          DECEMBER 31,
                                   -------------------------
                                   2010      2009       2008
                                   ---- --------------- ----
Ineffective portion recognized
  in realized gain (loss)          $ --         $ (1)     $1
Gain (loss) recognized as a
  component of OCI with the offset
  to net investment income            6            4       2

As of December 31, 2010, $19 million of the deferred net losses on derivative instruments in accumulated OCI were expected to be reclassified to earnings during the next twelve months. This reclassification would be due primarily to the interest rate variances related to the interest rate swap agreements.

For the years ended December 31, 2010, 2009 and 2008, there were no material reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

INTEREST RATE SWAP AGREEMENTS
We use a portion of our interest rate swap agreements to hedge the interest rate risk of our exposure to floating rate bond coupon payments, replicating a fixed rate bond. An interest rate swap is a contractual agreement to exchange payments at one or more times based on the actual or expected price level, performance or value of one or more underlying interest rates. We are required to pay the counterparty the stream of variable interest payments based on the coupon payments from the hedged bonds, and in turn, receive a fixed payment from the counterparty at a predetermined interest rate. The gains or losses on interest rate swaps hedging our interest rate exposure on floating rate bond coupon payments are reclassified from accumulated OCI to net income (loss) as the related bond interest is accrued.

In addition, we use interest rate swap agreements to hedge our exposure to fixed rate bond coupon payments and the change in underlying asset values as interest rates fluctuate.

As of December 31, 2010, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was June 2042.

FORWARD-STARTING INTEREST RATE SWAPS
We use forward-starting interest rate swaps to hedge our exposure to interest rate fluctuations related to the forecasted purchase of certain AFS securities. The gains or losses resulting from the swap agreements are recorded in OCI. The gains or losses are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased.

FOREIGN CURRENCY SWAPS
We use foreign currency swaps, which are traded over-the-counter, to hedge some of the foreign exchange risk of investments in fixed maturity securities denominated in foreign currencies. A foreign currency swap is a contractual agreement to exchange the currencies of two different countries at a specified rate of exchange in the future. The gains or losses on foreign currency swaps hedging foreign exchange risk exposure on foreign currency bond coupon payments are reclassified from accumulated OCI to net income (loss) as the related bond interest is accrued.

As of December 31, 2010, the latest maturity date for which we were hedging our exposure to the variability in future cash flows for these instruments was July 2022.

REVERSE TREASURY LOCKS
We use reverse treasury locks to hedge the interest rate exposure related to the purchase of fixed rate securities or the anticipated future cash flows of floating rate fixed maturity securities due to changes in interest rates. These derivatives are primarily structured to hedge interest rate risk inherent in the assumptions used to price certain liabilities. The gains or losses resulting from the reverse treasury locks are recorded in OCI and are reclassified from accumulated OCI to earnings over the life of the assets once the assets are purchased.

DERIVATIVE INSTRUMENTS NOT DESIGNATED AND NOT QUALIFYING AS HEDGING
INSTRUMENTS

We use various other derivative instruments for risk management and income generation purposes that either do not qualify for hedge accounting treatment or have not currently been designated by us for hedge accounting treatment.

INTEREST RATE CAP AGREEMENTS
We use interest rate cap agreements to provide a level of protection from the effect of rising interest rates for our annuity business, within our Retirement Solutions - Annuities and Retirement Solutions - Defined Contribution segments. Interest rate cap agreements entitle us to receive quarterly payments from the counterparties on specified future reset dates, contingent on future interest rates. For each cap, the amount of such quarterly payments, if any, is determined by the excess of a market interest rate over a specified cap rate, multiplied by the notional amount divided by four. Our interest rate cap agreements provide an economic hedge of our annuity business.

INTEREST RATE FUTURES AND EQUITY FUTURES
We use interest rate futures and equity futures contracts to hedge the liability exposure on certain options in variable annuity products. These futures contracts require payment between our counterparty and us on a daily basis for changes in the futures index price.

INTEREST RATE SWAP AGREEMENTS
We use interest rate swap agreements to hedge the liability exposure on certain options in variable annuity products.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

FOREIGN CURRENCY FORWARDS
We used foreign currency forward contracts to hedge dividends received from LNC's former subsidiary, Lincoln UK. The foreign currency forward contracts obligated us to deliver a specified amount of currency at a future date and a specified exchange rate.

CREDIT DEFAULT SWAPS
We buy credit default swaps to hedge against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows us to put the bond back to the counter-party at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

We sold credit default swaps to offer credit protection to contract holders and investors. The credit default swaps hedge the contract holders and investors against a drop in bond prices due to credit concerns of certain bond issuers. A credit default swap allows the investor to put the bond back to us at par upon a default event by the bond issuer. A default event is defined as bankruptcy, failure to pay, obligation acceleration or restructuring.

Information related to our open credit default swap liabilities for which we are the seller (dollars in millions) was as follows:

                                               AS OF DECEMBER 31, 2010
-----------------------------------------------------------------------------------------------------
                                             CREDIT RATING                                  MAXIMUM
                   REASON FOR    NATURE OF   OF UNDERLYING    NUMBER OF                     POTENTIAL
  MATURITY          ENTERING     RECOURSE    OBLIGATION(1)  INSTRUMENTS    FAIR VALUE(2)     PAYOUT
---------------   ------------- ------------ --------------- ----------- ------------------ ---------
12/20/2012(3)           (5)          (6)              BBB+           4            $ --         $ 40
12/20/2016(4)           (5)          (6)              BBB            3             (12)          65
03/20/2017(4)           (5)          (6)              BBB-           2              (4)          40
                                                             ----------- ------------------ ---------
                                                                     9            $(16)        $145
                                                             =========== ================== =========
03/20/2010(3)           (7)          (6)              A-             1            $ --         $ 10
06/20/2010(3)           (7)          (6)              A              1              --           10
12/20/2012(3)           (5)          (6)              BBB+           4              --           40
12/20/2016(4)           (5)          (6)              B-             2             (19)          48
03/20/2017(4)           (5)          (6)              BB+            6             (46)         112
                                                             ----------- ------------------ ---------
                                                                    14            $(65)        $220
                                                             =========== ================== =========

(1) Represents average credit ratings based on the midpoint of the applicable ratings among Moody's, S&P and Fitch Ratings.

(2) Broker quotes are used to determine the market value of credit default swaps.

(3) These credit default swaps were sold to our contract holders, prior to 2007, where we determined there was a spread versus premium mismatch.

(4) These credit default swaps were sold to a counter-party of the consolidated VIEs as discussed in Note 1.

(5) Credit default swap was entered into in order to generate income by providing default protection in return for a quarterly payment.

(6) Seller does not have the right to demand indemnification or compensation from third parties in case of a loss (payment) on the contract.

(7) Credit default swap was entered into in order to generate income by providing protection on a highly rated basket of securities in return for a quarterly payment.

Details underlying the associated collateral of our open credit default swaps for which we are the seller, if credit risk related contingent features were triggered (in millions) are as follows:

                                    AS OF DECEMBER 31,
                                    ------------------
                                    2010      2009
                                    ---- -------------
Maximum potential payout            $145          $220
Less:
  Counterparty thresholds             10            30
                                    ---- -------------
     Maximum collateral potentially
        required to post            $135          $190
                                    ==== =============

Certain of our credit default swap agreements contain contractual provisions that allow for the netting of collateral with our counterparties related to all of our collateralized financing transactions that we have outstanding. If these netting agreements were not in place, we would have been required to post approximately $6 million as of December 31, 2010, after considering the fair values of the associated investments counter-parties' credit ratings as compared to ours and specified thresholds that once exceeded result in the payment of cash.

TOTAL RETURN SWAPS
We use total return swaps to hedge a portion of the liability related to our deferred compensation plans. We receive the total

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY return on a portfolio of indexes and pay a floating rate of interest.

PUT OPTIONS
We use put options to hedge the liability exposure on certain options in variable annuity products. Put options are contracts that require counterparties to pay us at a specified future date the amount, if any, by which a specified equity index is less than the strike rate stated in the agreement, applied to a notional amount.

CALL OPTIONS (BASED ON LNC STOCK)
We use call options on LNC stock to hedge the expected increase in liabilities arising from SARs granted on LNC stock.

CALL OPTIONS (BASED ON S&P 500)
We use indexed annuity contracts to permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500. Contract holders may elect to rebalance index options at renewal dates, either annually or biannually. As of each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held generally offsets the change in value of the embedded derivative within the indexed annuity.

VARIANCE SWAPS
We use variance swaps to hedge the liability exposure on certain options in variable annuity products. Variance swaps are contracts entered into at no cost and whose payoff is the difference between the realized variance rate of an underlying index and the fixed variance rate determined as of inception.

CURRENCY FUTURES
We use currency futures to hedge foreign exchange risk associated with certain options in variable annuity products. Currency futures exchange one currency for another at a specified date in the future at a specified exchange rate.

CONSUMER PRICE INDEX SWAPS
We use consumer price index swaps to hedge the liability exposure on certain options in fixed/indexed annuity products. Consumer price index swaps are contracts entered into at no cost and whose payoff is the difference between the consumer price index inflation rate and the fixed rate determined as of inception.

INTEREST RATE CAP CORRIDORS
We use interest rate cap corridors to provide a level of protection from the effect of rising interest rates for our annuity business, within our Retirement Solutions - Annuities and Retirement Solutions - Defined Contribution segments. Interest rate cap corridors involve purchasing an interest rate cap at a specific cap rate and selling an interest rate cap with a higher cap rate. For each corridor, the amount of quarterly payments, if any, is determined by the rate at which the underlying index rate resets above the original capped rate. The corridor limits the benefit the purchaser can receive as the related interest rate index rises above the higher capped rate. There is no additional liability to us other than the purchase price associated with the interest rate cap corridor. Our interest rate cap corridors provide an economic hedge of our annuity business.

DEFERRED COMPENSATION PLANS EMBEDDED DERIVATIVES
We have certain deferred compensation plans that have embedded derivative instruments. The liability related to these plans varies based on the investment options selected by the participants. The liability related to certain investment options selected by the participants is marked-to-market through net income (loss).

INDEXED ANNUITY CONTRACTS EMBEDDED DERIVATIVES
We distribute indexed annuity contracts that permit the holder to elect an interest rate return or an equity market component, where interest credited to the contracts is linked to the performance of the S&P 500. This feature represents an embedded derivative under the Derivatives and Hedging Topic of the FASB ASC. Contract holders may elect to rebalance index options at renewal dates, either annually or biannually. As of each renewal date, we have the opportunity to re-price the indexed component by establishing participation rates, subject to minimum guarantees. We purchase S&P 500 call options that are highly correlated to the portfolio allocation decisions of our contract holders, such that we are economically hedged with respect to equity returns for the current reset period. The mark-to-market of the options held generally offsets the change in value of the embedded derivative within the indexed annuity.

GLB RESERVES EMBEDDED DERIVATIVES
We have certain GLB variable annuity products with GWB and GIB features that are embedded derivatives. Certain features of these guarantees, notably our GIB, 4LATER([R]) and LINCOLN LIFETIME INCOME(SM)ADVANTAGE features, have elements of both insurance benefits accounted for under the Financial Services
- Insurance - Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC ("benefit reserves") and embedded derivatives accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC ("embedded derivative reserves"). We calculate the value of the embedded derivative reserve and the benefit reservexx based on the specific characteristics of each GLB feature. As of December 31, 2010, we had $30.3 billion of account values that were attributable to variable annuities with a GWB feature and $11.4 billion of account values that were attributable to variable annuities with a GIB feature.

We use a hedging strategy designed to mitigate the risk and income statement volatility caused by changes in the equity markets, interest rates and volatility associated with GWB and GIB features. The hedging strategy is designed such that changes in the value of the hedge contracts due to changes in equity markets, interest rates and implied volatilities move in the opposite direction of changes in embedded derivative reserves of the GWB and GIB caused by those same factors. As part of our current hedging program, equity markets, interest rates and volatility in market conditions are monitored on a

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY daily basis. We rebalance our hedge positions based upon changes in these factors as needed. While we actively manage our hedge positions, these hedge positions may not be totally effective in offsetting changes in the embedded derivative reserve due to, among other things, differences in timing between when a market exposure changes and corresponding changes to the hedge positions, extreme swings in the equity markets and interest rates, market volatility, contract holder behavior, divergence between the performance of the underlying funds and the hedging indices, divergence between the actual and expected performance of the hedge instruments and our ability to purchase hedging instruments at prices consistent with our desired risk and return trade-off. However, the hedging results do not impact LNL due to a funds withheld agreement with LNBAR, which causes the financial impact of the derivatives as well as the cash flow activity to be reflected on LNBAR.

REINSURANCE RELATED EMBEDDED DERIVATIVES
We have certain Modco and CFW reinsurance arrangements with embedded derivatives related to the withheld assets of the related funds. These derivatives are considered total return swaps with contractual returns that are attributable to various assets and liabilities associated with these reinsurance arrangements. Changes in the estimated fair value of these derivatives as they occur are recorded through net income (loss). Offsetting these amounts are corresponding changes in the estimated fair value of trading securities in portfolios that support these arrangements. These embedded derivatives, which are included in reinsurance related embedded derivatives on our Consolidated Balance Sheets, were $(305) million and $(140) million as of December 31, 2010 and 2009, respectively.

We are involved in an inter-company reinsurance agreement where we cede to LNBAR the risk under certain UL contracts for no lapse benefit guarantees. If our contract holders' account value is not sufficient to pay the cost of insurance charges required to keep the policy inforce, and the contract holder has made required deposits, LNBAR will reimburse us for the charges. These embedded derivatives, which are included in reinsurance related embedded derivatives on our Consolidated Balance Sheets, were $417 million as of Decem-ber 31, 2010 and 2009.

AFS SECURITIES EMBEDDED DERIVATIVES
We own various debt securities that either contain call options to exchange the debt security for other specified securities of the borrower, usually common stock, or contain call options to receive the return on equity-like indexes. The change in fair value of these embedded derivatives flows through net income
(loss).

CREDIT RISK

We are exposed to credit loss in the event of nonperformance by our counterparties on various derivative contracts and reflect assumptions regarding the credit or nonperformance risk. The nonperformance risk is based upon assumptions for each counterparty's credit spread over the estimated weighted average life of the counterparty exposure less collateral held. As of December 31, 2010, the nonperformance risk adjustment was $10 million. The credit risk associated with such agreements is minimized by purchasing such agreements from financial institutions with long-standing, superior performance records. Additionally, we maintain a policy of requiring all derivative contracts to be governed by an International Swaps and Derivatives Association ("ISDA") Master Agreement. We are required to maintain minimum ratings as a matter of routine practice in negotiating ISDA agreements. Under some ISDA agreements, we have agreed to maintain certain financial strength or claims-paying ratings. A downgrade below these levels could result in termination of the derivatives contract, at which time any amounts payable by us would be dependent on the market value of the underlying derivative contract. In certain transactions, we and the counterparty have entered into a collateral support agreement requiring either party to post collateral when net exposures exceed pre-determined thresholds. These thresholds vary by counterparty and credit rating. We do not believe the inclusion of termination or collateralization events pose any material threat to the liquidity position of the Company. The amount of such exposure is essentially the net replacement cost or market value less collateral held for such agreements with each counterparty if the net market value is in our favor. As of December 31, 2010, the exposure was $175 million.

The amounts recognized (in millions) by S&P credit rating of counterparty, for which we had the right to reclaim cash collateral or were obligated to return cash collateral, were as follows:

             AS OF DECEMBER 31, 2010 AS OF DECEMBER 31, 2009
             ----------------------- --------------------------
             COLLATERAL   COLLATERAL COLLATERAL   COLLATERAL
              POSTED BY   POSTED BY  POSTED BY    POSTED BY
    S&P       COUNTER-       LNC      COUNTER-       LNC
   CREDIT      PARTY      (HELD BY     PARTY       (HELD BY
  RATING OF   (HELD BY     COUNTER-   (HELD BY     COUNTER-
COUNTERPARTY    LNC)       PARTY)       LNC)        PARTY)
------------ ---------- ------------ ---------- ---------------
   AAA              $ 1         $ --        $ 3         $ --
    AA               99           --        140           --
   AA-               65           --        272           --
    A+              548           43        171          (13)
     A              422          202        328         (240)
             ---------- ------------ ---------- ---------------
                 $1,135         $245       $914        $(253)
             ========== ============ ========== ===============

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

7. FEDERAL INCOME TAXES

The federal income tax expense (benefit) on continuing operations (in millions) was as follows:


                                      FOR THE YEARS ENDED
                                          DECEMBER 31,
                             ----------------------------------
                               2010        2009          2008
                             --------- --------------- --------
Current                      $ (179)          $ 172    $(292)
Deferred                        526              (9)     224
                             --------- --------------- --------
  Federal income tax expense
     (benefit)                $ 347           $ 163    $ (68)
                             ========= =============== ========

A reconciliation of the effective tax rate differences (in millions) was as follows:

                                  FOR THE YEARS ENDED
                                      DECEMBER 31,
                            -----------------------------
                             2010      2009        2008
                            -------- -------- -----------
Tax rate times pre-tax
  income                    $ 498     $ 88        $ 65
Effect of:
  Separate account dividend
     received deduction       (94)     (77)        (82)
  Tax credits                 (42)     (47)        (25)
  Goodwill                     --      238          --
  Prior year tax return
     adjustment               (13)     (60)        (34)
  Other items                  (2)      21           8
                            -------- -------- --- -------
     Federal income tax
        expense (benefit)   $ 347    $ 163       $ (68)
                            ======== ======== ===========
Effective tax rate             24%     N/M         N/M
                            ======== ======== === =======

The effective tax rate is a ratio of tax expense over pre-tax income (loss). Since the pre-tax income of $251 million and $186 million in 2009 and 2008, respectively, resulted in a tax expense of $163 million in 2009 and a tax benefit of $68 million in 2008, the effective tax rate was not meaningful. The separate account dividend received deduction included in the table above is exclusive of any prior years' tax return resolution.

The federal income tax asset (liability) (in millions), which is included in other liabilities on our Consolidated Balance Sheets, was as follows:

                                   AS OF DECEMBER 31,
                                 ---------------------
                                    2010       2009
                                 ---------- ----------
Current                           $ (412)    $ (250)
Deferred                          (1,500)      (523)
                                 ---------- ----------
  Total federal income tax asset
     (liability)                 $(1,912)    $ (773)
                                 ========== ==========

Significant components of our deferred tax assets and liabilities (in millions) were as follows:

                                          AS OF DECEMBER 31,
                                        ---------------------
                                           2010       2009
                                        ---------- ----------
DEFERRED TAX ASSETS
Future contract benefits and other
  contract holder funds                 $ 1,116     $1,676
Other investments                           625        338
Reinsurance deferred gain                   138        163
Modco embedded derivative asset              93         49
Compensation and benefit plans              136        151
Net capital loss                             96        112
VIE                                          77         --
Other                                        73         58
                                        ---------- ----------
  Total deferred tax assets               2,354      2,547
                                        ---------- ----------
DEFERRED TAX LIABILITIES
DAC                                       1,982      1,947
VOBA                                        483        734
Net unrealized gain on AFS
  securities                                988         38
Net unrealized gain on trading
  securities                                 86         55
Intangibles                                 179        192
Other                                       136        104
                                        ---------- ----------
  Total deferred tax liabilities          3,854      3,070
                                        ---------- ----------
     Net deferred tax asset (liability) $(1,500)    $ (523)
                                        ========== ==========

LNL and its affiliates, with the exception of Jefferson-Pilot Life Insurance Company ("JPL"), Jefferson Pilot Financial Insurance Company ("JPFIC") and Jefferson Pilot LifeAmerica Insurance Company ("JPLA") as noted below, are part of a consolidated federal income tax filing with LNC. JPL filed a separate federal income tax return until its merger with LNL on April 2, 2007. JPFIC filed a separate federal income tax return until its merger into LNL on July 2, 2007. JPLA was part of a consolidated federal income tax filing with JPFIC until its merger with LLANY on April 2, 2007.

As of December 31, 2010, LNL had net capital loss carryforwards of $275 million which will expire in 2014. LNL believes that it is more likely than not that the capital losses will be fully utilized within the allowable carryforward period.

The application of GAAP requires us to evaluate the recoverability of our deferred tax assets and establish a valuation allowance if necessary, to reduce our deferred tax asset to an amount that is more likely than not to be realizable. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary, and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, we consider many factors, including: the nature and character of the deferred tax assets and liabilities; taxable income in prior carryback years; future reversals of temporary differences; the length of time carryovers can be utilized; and any tax planning strategies we would employ to avoid a tax benefit from expiring unused. Although realization is not assured, management believes it is

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

7. FEDERAL INCOME TAXES

more likely than not that the deferred tax assets, including our capital loss deferred tax asset, will be realized.

As of December 31, 2010 and 2009, $181 million and $180 million, of our unrecognized tax benefits presented below, if recognized, would have impacted our income tax expense and our effective tax rate. We anticipate a change to our unrecognized tax benefits during 2011 in the range of none to $107 million.

                                                FOR THE
                                               YEARS ENDED
                                              DECEMBER 31,
                                           ------------------
                                              2010      2009
                                           ---------- -------
Balance as of beginning-of-year               $293    $264
  Increases for prior year tax positions         2      26
  Decreases for prior year tax positions        (6)     (1)
  Increases for current year tax positions       8      11
  Decreases for current year tax
     positions                                  (7)     (7)
  Decreases for settlements with
     taxing authorities                        (10)     --
  Decreases for lapse of statute of
     limitations                                (2)     --
                                           ---------- -------
        Balance as of end-of-year             $278    $293
                                           ========== =======

We recognize interest and penalties accrued, if any, related to unrecognized tax benefits as a component of tax expense. During the years ended December 31, 2010, 2009 and 2008, we recognized interest and penalty expense related to uncertain tax positions of $6 million, $11 million and $1 million, respectively. We had accrued interest and penalty expense related to the unrecognized tax benefits of $81 million and $75 million as of December 31, 2010 and 2009, respectively.

We are subject to annual tax examinations from the Internal Revenue Service ("IRS"). During the third quarter of 2008, the IRS completed its examination for tax years 2003 and 2004 resulting in a proposed assessment. During the second quarter of 2010, the IRS completed its examination for tax years 2005 and 2006 resulting in a proposed assessment. Also, during the second quarter of 2010, the IRS completed its examination of tax year 2006 for the former Jefferson-Pilot Corporation ("JP") and its subsidiaries. We believe a portion of the assessments is inconsistent with the existing law and are protesting it through the established IRS appeals process. We do not anticipate that any adjustments that might result from such audits would be material to our consolidated results of operations or financial condition. We are currently under audit by the IRS for years 2007 and 2008. The JP subsidiaries acquired in the April 2006 merger are subject to a separate IRS examination cycle. For the former JP subsidiaries, JPL and JPFIC, the IRS is examining the tax years ended April 1, 2007 and July 1, 2007, respectively.

8. DAC, VOBA, DSI AND DFEL

During the fourth quarter of 2008, we recorded a decrease to income (loss) totaling $242 million, for a reversion to the mean prospective unlocking of DAC, VOBA, DSI and DFEL as a result of significant and sustained declines in the equity markets during 2008. During 2010 and 2009, we did not have a reversion to the mean prospective unlocking of DAC, VOBA, DSI and DFEL. The pre-tax impact for these items is included within the prospective unlocking line items in the changes in DAC, VOBA, DSI and DFEL tables below.

Changes in DAC (in millions) were as follows:

                                           FOR THE YEARS ENDED
                                               DECEMBER 31,
                                    -----------------------------
                                      2010      2009      2008
                                    --------- --------- ---------
Balance as of beginning-of-year     $7,310    $7,421    $5,765
  Reinsurance assumed
     (ceded)                           (38)       48      (230)
  Transfer of business to a
     third party                        --       (37)       --
  Deferrals                          1,636     1,614     1,811
  Amortization, net of interest:
     Prospective unlocking --
        assumption changes             (30)      (15)     (368)
     Prospective unlocking --
        model refinements              145        --        44
     Retrospective unlocking            17        82      (120)
     Other amortization, net of
        interest                      (841)     (748)     (712)
  Adjustment related to
     realized (gains) losses           (61)       91       137
  Adjustment related to
     unrealized (gains) losses        (662)   (1,146)    1,094
                                    --------- --------- ---------
        Balance as of end-of-year   $7,476    $7,310    $7,421
                                    ========= ========= =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

8. DAC, VOBA, DSI AND DFEL (CONTINUED)

Changes in VOBA (in millions) were as follows:

                                           FOR THE YEARS ENDED
                                        DECEMBER 31,
                                    -----------------------------
                                      2010      2009      2008
                                    --------- --------- ---------
Balance as of beginning-of-year     $2,086    $3,763    $2,809
  Transfer of business to a
     third party                        --      (255)       --
  Deferrals                             26        30        40
  Amortization:
     Prospective unlocking --
        assumption changes             (41)      (20)       (7)
     Prospective unlocking --
        model refinements               (7)       --         6
     Retrospective unlocking            11       (44)      (38)
     Other amortization               (361)     (349)     (335)
     Accretion of interest(1)         89       102       116
  Adjustment related to
     realized (gains) losses            (7)       43        98
  Adjustment related to
     unrealized (gains) losses        (418)   (1,184)    1,074
                                    --------- --------- ---------
        Balance as of end-of-year   $1,378    $2,086    $3,763
                                    ========= ========= =========

(1) The interest accrual rates utilized to calculate the accretion of interest ranged from 3.50% to 7.25%.

Estimated future amortization of VOBA, net of interest (in millions), as of December 31, 2010, was as follows:

2011                                          $213
2012                                           187
2013                                           166
2014                                           140
2015                                           126

Changes in DSI (in millions) were as follows:

                                    FOR THE YEARS ENDED
                                         DECEMBER 31,
                                  ------------------------
                                   2010     2009     2008
                                  ------- ------- --------
Balance as of beginning-of-year   $361    $310    $ 279
  Deferrals                         66      76       96
  Amortization, net of interest:
     Prospective unlocking --
        assumption changes          (3)     --      (37)
     Retrospective unlocking         5      11       (6)
     Other amortization, net of
        interest                   (53)    (38)     (28)
  Adjustment related to realized
     (gains) losses                (11)      3        6
     Adjustment related to
     unrealized (gains) losses     (41)     (1)      --
                                  ------- ------- --------
        Balance as of end-of-year $324    $361    $ 310
                                  ======= ======= ========


Changes in DFEL (in millions) were as follows:

                                                FOR THE YEARS ENDED
                                                    DECEMBER 31,
                                           -------------------------
                                               2010    2009    2008
                                           --------- ------- -------
Balance as of beginning-of-year              $1,273  $  948   $ 768
  Reinsurance assumed (ceded)                    22      --     (47)
  Transfer of business to a third party .        --     (11)     --
  Deferrals                                     546     496     428
  Amortization, net of interest:
     Prospective unlocking --
        assumption changes                      (57)    (22)    (37)
     Prospective unlocking -- model
        refinements                              56      --      25
     Retrospective unlocking                    (23)     (3)    (41)
     Other amortization, net of interest       (167)   (141)   (150)
  Adjustment related to realized
     (gains) losses                              (4)      5       2
  Adjustment related to unrealized
     (gains) losses                            (174)      1      --
                                           --------- ------- -------
        Balance as of end-of-year            $1,472  $1,273   $ 948
                                           =========================

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

9. REINSURANCE

The following summarizes reinsurance amounts (in millions) recorded on our Consolidated Statements of Income (Loss), excluding amounts attributable to the indemnity reinsurance transaction with Swiss Re:

                                           FOR THE YEARS
                                         ENDED DECEMBER 31,
                              --------------------------------
                                 2010       2009       2008
                              ---------- ---------- ----------
Direct insurance premiums
  and fees                    $ 6,338    $ 5,936    $ 5,863
Reinsurance assumed                22         10         18
Reinsurance ceded              (1,361)    (1,227)    (1,056)
                              ---------- ---------- ----------
  Total insurance premiums
     and fees, net            $ 4,999    $ 4,719    $ 4,825
                              ========== ========== ==========
Direct insurance benefits     $ 4,324    $ 3,530    $ 4,254
Reinsurance recoveries netted
  against benefits             (1,754)    (1,080)    (1,600)
                              ---------- ---------- ----------
  Total benefits, net         $ 2,570    $ 2,450    $ 2,654
                              ========== ========== ==========

We cede insurance to other companies. The portion of risks exceeding our retention limit is reinsured with other insurers. We seek reinsurance coverage within the businesses that sell life insurance and annuities in order to limit our exposure to mortality losses and enhance our capital management. As discussed in Note 25, a portion of this reinsurance activity is with affiliated companies.

Under our reinsurance program, we reinsure approximately 40% to 45% of the mortality risk on newly issued non-term life insurance contracts and approximately 35% of total mortality risk including term insurance contracts. Our policy for this program is to retain no more than $10 million on a single insured life issued on fixed, VUL and term life insurance contracts. The retention per single insured life for corporate-owned life insurance is $2 million. Portions of our deferred annuity business have been reinsured on a Modco basis with other companies to limit our exposure to interest rate risks. As of December 31, 2010, the reserves associated with these reinsurance arrangements totaled $935 million. To cover products other than life insurance, we acquire other reinsurance coverages with retentions and limits.

We obtain reinsurance from a diverse group of reinsurers, and we monitor concentration as well as financial strength ratings of our principal reinsurers. Our reinsurance operations were acquired by Swiss Re in December 2001, through a series of indemnity reinsurance transactions. Swiss Re represents our largest reinsurance exposure. Under the indemnity reinsurance agreements, Swiss Re reinsured certain of our liabilities and obligations. As we are not relieved of our legal liability to the ceding companies, the liabilities and obligations associated with the reinsured contracts remain on our Consolidated Balance Sheets with a corresponding reinsurance receivable from Swiss Re, which totaled $3.6 billion as of December 31, 2010. Swiss Re has funded a trust, with a balance of $1.7 billion as of December 31, 2010, to support this business. As a result of Swiss Re's S&P financial strength rating dropping below AA-, Swiss Re funded an additional trust during the fourth quarter of 2009 with a balance of approximately $1.5 billion as of December
31, 2010, to support this business. In addition to various remedies that we would have in the event of a default by Swiss Re, we continue to hold assets in support of certain of the transferred reserves. These assets are reported within trading securities or mortgage loans on real estate on our Consolidated Balance Sheets. Our liabilities for funds withheld and embedded derivatives as of December 31, 2010, included $1.8 billion and $78 million, respectively, related to the business reinsured by Swiss Re.

We recorded the gain related to the indemnity reinsurance transactions on the business sold to Swiss Re as a deferred gain on business sold through reinsurance on our Consolidated Balance Sheets. The deferred gain is being amortized into income at the rate that earnings on the reinsured business are expected to emerge, over a period of 15 years from the date of sale. During 2010, 2009 and 2008 we amortized $75 million, $50 million and $50 million, after-tax, respectively, of deferred gain on business sold through reinsurance.

10. GOODWILL AND SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS

The changes in the carrying amount of goodwill (in millions) by reportable segment were as follows:

                                             FOR THE YEAR ENDED DECEMBER 31, 2010
                       -------------------------------------------------------------------------
                       ACQUISITION  CUMULATIVE
                         BALANCE    IMPAIRMENT
                          AS OF        AS OF        CAPITAL              DISPOSITIONS   BALANCE
                        BEGINNING-   BEGINNING-  CONTRIBUTION                 AND     AS OF END-
                         OF-YEAR      OF-YEAR       VALUE     IMPAIRMENT     OTHER      OF-YEAR
                       ----------- ------------- ------------ ---------- ------------ ----------
Retirement Solutions:
  Annuities                 $1,040      $(600)            $--        $--          $--      $ 440
  Defined Contribution          20         --              --         --           --         20
Insurance Solutions:
  Life Insurance             2,186         --              --         --           --      2,186
  Group Protection             274         --              --         --           --        274
Other Operations               170        (79)             --         --            6         97
                       ----------- ------------- ------------ ---------- ------------ ----------
     Total goodwill         $3,690      $(679)            $--        $--          $ 6     $3,017
                       =========== ============= ============ ========== ============ ==========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

10. GOODWILL AND SPECIFICALLY IDENTIFIABLE INTANGIBLE ASSETS (CONTINUED)

                                                 FOR THE YEAR ENDED DECEMBER 31, 2009
                       ----------- ----------------------------------------------------------------
                       ACQUISITION  CUMULATIVE
                         BALANCE    IMPAIRMENT
                          AS OF        AS OF        CAPITAL              DISPOSITIONS    BALANCE
                        BEGINNING-   BEGINNING-  CONTRIBUTION                 AND      AS OF END-
                         OF-YEAR      OF-YEAR       VALUE     IMPAIRMENT     OTHER       OF-YEAR
                       ----------- ------------- ------------ ---------- ------------ -------------
Retirement Solutions:
  Annuities                 $1,040        $--         $ --      $(600)            $--         $ 440
  Defined Contribution          20         --           --         --              --            20
Insurance Solutions:
  Life Insurance             2,186         --           --         --              --         2,186
  Group Protection             274         --           --         --              --           274
Other Operations                --         --          174        (79)             (4)           91
                       ----------- ---------- ------------ ------------- ------------- ------------
     Total goodwill         $3,520        $--         $174      $(679)            $(4)       $3,011
                       =========== ========== ============ ============= ============= ============

Included in the acquisition accounting adjustments above were adjustments related to income tax deductions recognized when stock options attributable to mergers were exercised or the release of unrecognized tax benefits acquired through mergers.

We perform a Step 1 goodwill impairment analysis on all of our reporting units at least annually on October 1. The Step 1 analysis for the reporting units within our Insurance Solutions and Retirement Solutions businesses utilizes primarily a discounted cash flow valuation technique ("income approach"), although limited available market data is also considered. In determining the estimated fair value, we consider discounted cash flow calculations, the level of LNC's share price and assumptions that market participants would make in valuing the reporting unit. This analysis requires us to make judgments about revenues, earnings projections, capital market assumptions and discount rates. For our Media reporting unit, we primarily use discounted cash flow calculations to determine the implied fair value.

As of October 1, 2010, all of our reporting units passed the Step 1 analysis, and although Insurance Solutions - Life Insurance carrying value of the net assets was within the estimated fair value range, we deemed it necessary to validate the carrying value of goodwill through a Step 2 analysis. In our Step 2 analysis of Insurance Solutions - Life Insurance, we estimated the implied fair value of the reporting unit's goodwill, including assigning the reporting unit's fair value determined in Step 1 to all of its net assets (recognized and unrecognized) as if the reporting unit were acquired in a business combination as of October 1, 2010, and determined there was no impairment due to the implied fair value of goodwill being in excess of the carrying value of goodwill.

As of October 1, 2009 all of our reporting units passed the Step 1 analysis, except for our Media reporting unit, which required a Step 2 analysis to be completed. We utilized very detailed forecasts of cash flows and market observable inputs in determining a fair value of the net assets for each of the reporting units similar to what would be estimated in a business combination between market participants. The implied fair value of goodwill for our Media reporting unit was lower than its carrying amount; therefore, goodwill was impaired and written down to its fair value for this reporting unit. The impairment recorded in Other Operations for our Media business was a result of declines in current and forecasted advertising revenue for the entire radio market. Our impairment tests showed the implied fair value of our Media reporting unit was lower than its carrying amount; therefore, we recorded non-cash impairments of goodwill of $79 million and specifically identifiable intangible assets of $50 million.

As of March 31, 2009, we performed a Step 1 goodwill impairment analysis on all of our reporting units as a result of our performing an interim test due to volatile capital markets that provided indicators that a potential impairment could be present. All of our reporting units passed the Step 1 analysis, except for our Retirement Solutions - Annuities reporting unit, which required a Step 2 analysis to be completed. Based upon our Step 2 analysis, we recorded goodwill impairment for the Retirement Solutions - Annuities reporting unit in the first quarter of 2009 for $600 million, which was attributable primarily to higher discount rates driven by higher debt costs and equity market volatility, deterioration in sales and declines in equity markets. There were no indicators of impairment as of December 31, 2009, due primarily to the continued improvement in the equity markets and lower discount rates.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The gross carrying amounts and accumulated amortization (in millions) for each major specifically identifiable intangible asset class by reportable segment were as follows:

                                                            AS OF DECEMBER 31,
                                              ---------------------------------------------
                                                    2010                       2009
                                              --------------------- -----------------------
                                                GROSS                   GROSS
                                              CARRYING  ACCUMULATED   CARRYING  ACCUMULATED
                                                AMOUNT AMORTIZATION     AMOUNT AMORTIZATION
                                              -------- ------------ ---------- ------------
Insurance Solutions -- Life Insurance:
  Sales force                                     $100          $19       $100          $15
Retirement Solutions -- Defined Contribution:
  Mutual fund contract rights(1)(2)                  2           --          2           --
Other Operations:
  FCC licenses(1)(3)                               118           --        118           --
  Other                                              4            3          4            3
                                              -------- ------------ ---------- ------------
     Total                                        $224          $22       $224          $18
                                              ======== ==== ======= ========== ============

(1)  No amortization recorded as the intangible asset has indefinite life.

(2) We recorded mutual fund contract rights impairment of $1 million for the year ended December 31, 2009.

(3) We recorded FCC licenses impairment of $49 million for the year ended December 31, 2009.

Future estimated amortization of specifically identifiable intangible assets (in millions) as of December 31, 2010, was as follows:

2011                                                         $4
2012                                                          4
2013                                                          4
2014                                                          4
2015                                                          4

11. GUARANTEED BENEFIT FEATURES

Information on the GDB features outstanding (dollars in millions) was as follows (our variable contracts with guarantees may offer more than one type of guarantee in each contract; therefore, the amounts listed are not mutually exclusive):

                                   AS OF DECEMBER 31,
                                 -----------------------
                                     2010        2009
                                 ----------- -----------
RETURN OF NET DEPOSITS
Total account value               $52,211     $44,712
Net amount at risk(1)                 816       1,888
Average attained age of contract
  holders                        58 YEARS    57 years
MINIMUM RETURN
Total account value(2)              $ 187       $ 203
Net amount at risk(1)                  46          65
Average attained age of contract
  holders                        70 YEARS    69 years
Guaranteed minimum return               5%          5%

                                 AS OF DECEMBER 31,
                                 ------------------
                                   2010      2009
                                 -------- ---------
ANNIVERSARY CONTRACT VALUE
Total account value               $23,483   $21,431
Net amount at risk(1)               2,183     4,021
Average attained age of contract
  holders                        66 YEARS  65 years

(1) Represents the amount of death benefit in excess of the account balance. The decrease in net amount at risk when comparing December 31, 2010, to December 31, 2009, was attributable primarily to the rise in equity markets and associated increase in the account values.

(2) The decrease in total account value when comparing December 31, 2010, to December 31, 2009, was attributable primarily to an increase in contract surrender rates.

The determination of GDB liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility,

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

11. GUARANTEED BENEFIT FEATURES (CONTINUED)

contract surrender rates and mortality experience. The following summarizes the balances of and changes in the liabilities for GDB (in millions), which were recorded in future contract benefits on our Consolidated Balance Sheets:

                                  FOR THE YEARS ENDED
                                         DECEMBER 31,
                                ------------------------
                                 2010     2009    2008
                                ------- -------- -------
Balance as of beginning-of-year $ 71    $ 277    $ 38
  Changes in reserves             57      (33)    312
  Benefits paid                  (84)    (173)    (73)
                                ------- -------- -------
     Balance as of end-of-year  $ 44     $ 71    $277
                                ======= ======== =======

Account balances of variable annuity contracts with guarantees (in millions) were invested in separate account investment options as follows:

                                    AS OF DECEMBER 31,
                                  ---------------------
                                     2010       2009
                                  ---------- ----------
ASSET TYPE
Domestic equity                   $35,659    $32,489
International equity               14,172     12,379
Bonds                              15,913      9,942
Money market                        5,725      6,373
                                  ---------- ----------
  Total                           $71,469    $61,183
                                  ========== ==========
Percent of total variable annuity
  separate account values              98%        97%

Future contract benefits also include reserves for our products with secondary guarantees for our products sold through our Insurance Solutions - Life Insurance segment. These UL and VUL products with secondary guarantees represented approximately 40% of permanent life insurance in force as of December 31, 2010, and approximately 52% of total sales for these products for the year ended December 31, 2010.

12. OTHER CONTRACT HOLDER FUNDS

Details of other contract holder funds (in millions) were as follows:

                                        AS OF DECEMBER 31,
                                        ------------------
                                         2010       2009
                                        ------- ----------
Fixed account values, including the
  fixed portion of variable and other
  contract holder funds                 $64,582    $61,254
DFEL                                      1,472      1,273
Contract holder dividends payable           484        494
Premium deposit funds                        98        100
Undistributed earnings on participating
  business                                   85         56
                                        ------- ----------
     Total other contract holder funds  $66,721    $63,177
                                        ======= ==========

As of December 31, 2010 and 2009, participating policies comprised approximately 1.20% and 1.30%, respectively, of the face amount of insurance in force, and dividend expenses were $82 million, $89 million and $92 million for the years ended December 31, 2010, 2009 and 2008, respectively.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

13. SHORT-TERM AND LONG-TERM DEBT

Details underlying short-term and long-term debt (in millions) were as follows:

                                  AS OF DECEMBER 31,
                                  ------------------
                                   2010      2009
                                  ------ -----------
Short-term debt
  Short-term debt(1)                $ 10        $ 21
                                  ====== ===========
Long-term debt
  2.75% note, due 2013               $ 4        $ --
  LIBOR + 0.03% note, due 2017       250         250
  LIBOR + 3.41% note, due 2040       500          --
  LIBOR + 1.00% note, due 2037       375         375
  Surplus Notes due LNC:
     9.76% surplus note, due 2024     50          50
     6.56% surplus note, due 2028    500         500
     6.03% surplus note, due 2028    750         750
                                  ------ -----------
        Total surplus notes        1,300       1,300
                                  ------ -----------
           Total long-term debt   $2,429      $1,925
                                  ====== ===========

(1)  The short-term debt represents short-term notes payable to LNC.


Future principal payments due on long-term debt (in millions) as of December 31, 2010, were as follows:

2013          $ 4
Thereafter  2,425
           ------
  Total    $2,429
           ======

CREDIT FACILITIES
Credit facilities (in millions) were as follows:

                                AS OF DECEMBER 31, 2010
                                -----------------------
                     EXPIRATION     MAXIMUM BORROWINGS
                           DATE   AVAILABLE OUTSTANDING
                     ---------- -----------------------
CREDIT FACILITIES
Credit facility with
  the FHLBI(1)            N/A   $630               $350

(1) Our borrowing capacity under this credit facility does not have an expiration date and continues while our investment in the FHLBI common stock remains outstanding. We have pledged securities, included in fixed maturity AFS securities on our Consolidated Balance Sheets, that are associated with this credit facility.

On December 31, 2009, LNC made a capital contribution of $171 million to forgive an outstanding balance on a note due to LNC from a consolidated subsidiary of LNL. The caption "Capital contribution from Lincoln National Corporation" in the accompanying Consolidated Statements of Stockholder's Equity includes the $171 million capital contribution.

In the third quarter of 2008, LNL made an investment of $19 million in the FHLBI, a AAA-rated entity, and made an additional investment of $2 million in the second quarter of 2009. In 2010, LNL made an additional investment of $11 million in the FHLBI. This relationship provides us with another source of liquidity as an alternative to commercial paper and repurchase agreements as well as provides funding at comparatively low borrowing rates. We are allowed to borrow up to 20 times the amount of our common stock investment in the FHLBI through a credit facility with the FHLBI. Our borrowing capacity under this credit facility does not have an expiration date and continues while our investment in the FHLBI common stock remains outstanding as long as we maintain a satisfactory level of credit-worthiness and we do not incur a material adverse change in our financial, business, regulatory or other areas that would materially affect our operations and viability. All borrowings from the FHLBI are required to be secured by certain investments owned by LNL. On December 4, 2008, the LNC and LNL Boards of Directors approved an additional common stock investment of $56 million, which would increase our total borrowing capacity up to $1.5 billion upon completion of that incremental investment. As of December 31, 2010, based on our actual common stock investment, we had borrowing capacity of up to approximately $630 million from the FHLBI. We had a $250 million floating-rate term loan outstanding under the facility due June 20, 2017, which may be prepaid at any time (classified within long-term debt on our Consolidated Balance Sheets as presented in the above table). During the second quarter of 2010, we also borrowed $100 million at a rate of 0.7% that is due May 25, 2011 (classified within payables for collateral on investments on our Consolidated Balance Sheets).

On July 1, 2010, we issued a note of $500 million to LNC. This note calls for us to pay the principal amount of the note on or before June 5, 2040, and interest to be paid annually at an annual rate of LIBOR + 3.41%.

On September 10, 2010, we issued a note of $4 million to LFM. This note calls for us to pay the principal amount of the note on or before September 10, 2013, and interest to be paid semiannually at an annual rate of 2.75%.

On October 9, 2007, we issued a note of $375 million to LNC. This note calls for us to pay the principal amount of the note on or before October 9, 2037, and interest to be paid quarterly at an annual rate of LIBOR + 1.00%.

We issued a surplus note for $500 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before March 31, 2028, and interest to be paid quarterly at an annual rate of 6.56% . Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital surplus as of the date of note issuance of $2.3 billion, and subject to approval by the Indiana Insurance Commissioner.

We issued a surplus note for $750 million to LNC in 1998. This note calls for us to pay the principal amount of the note on or before December 31, 2028, and interest to be paid quarterly at an annual rate of 6.03% . Subject to approval by the Indiana Insurance Commissioner, LNC also has a right to redeem the note for immediate repayment in total or in part once per year on the anniversary date of the note. Any payment of interest or repayment of principal may be paid only out of our statutory earnings, only if our statutory capital surplus exceeds our statutory capital surplus as of the date of note issuance of $2.4 billion, and subject to approval by the Indiana Insurance Commissioner.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

14. CONTINGENCIES AND COMMITMENTS

CONTINGENCIES

REGULATORY AND LITIGATION MATTERS
Regulatory bodies, such as state insurance departments, the SEC, Financial Industry Regulatory Authority and other regulatory bodies regularly make inquiries and conduct examinations or investigations concerning our compliance with, among other things, insurance laws, securities laws and laws governing the activities of broker-dealers.

In the ordinary course of its business, LNL and its subsidiaries are involved in various pending or threatened legal proceedings, including purported class actions, arising from the conduct of business. In some instances, these proceedings include claims for unspecified or substantial punitive damages and similar types of relief in addition to amounts for alleged contractual liability or requests for equitable relief. After consultation with legal counsel and a review of available facts, it is management's opinion that these proceedings, after consideration of any reserves and rights to indemnification, ultimately will be resolved without materially affecting the consolidated financial position of LNL. However, given the large and indeterminate amounts sought in certain of these proceedings and the inherent difficulty in predicting the outcome of such legal proceedings, it is possible that an adverse outcome in certain matters could be material to our operating results for any particular reporting period.

COMMITMENTS

LEASES
We lease our home office properties in Fort Wayne, Indiana. In 2006, we exercised the right and option to extend the Fort Wayne lease for two extended terms such that the lease shall expire in 2019. We retain our right and option to exercise the remaining four extended terms of five years each in accordance with the lease agreement. These agreements also provide us with the right of first refusal to purchase the properties at a price defined in the agreements and the option to purchase the leased properties at fair market value on the last day of any renewal period.

Total rental expense on operating leases for the years ended December 31, 2010, 2009 and 2008, was $40 million, $47 million and $49 million, respectively. Future minimum rental commitments (in millions) as of December 31, 2010, were as follows:

2011 $30
2012  26
2013  20
2014  13
2015   9

INFORMATION TECHNOLOGY COMMITMENT
In February 2004, LNC completed renegotiations and extended the contract with IBM Global Services for information technology services for the Fort Wayne operations through February 2010. Following the original termination date of this agreement, LNC exercised contractual rights to extend this agreement through February 2012. Annual costs are dependent on usage but are expected to be approximately $9 million.

MEDIA COMMITMENTS
LFM has future commitments of approximately $31 million through 2015 related primarily to employment contracts and rating service contracts.

VULNERABILITY FROM CONCENTRATIONS
As of December 31, 2010, we did not have a concentration of: business transactions with a particular customer or lender; sources of supply of labor or services used in the business; or a market or geographic area in which business is conducted that makes us vulnerable to an event that is at least reasonably possible to occur in the near term and which could cause a severe impact to our financial position.

Although we do not have any significant concentration of customers, our American Legacy Variable Annuity ("ALVA") product offered in our Retirement Solutions - Annuities segment is significant to this segment. The ALVA product accounted for 25%, 28% and 37% of Retirement Solutions - Annuities' variable annuity product deposits in 2010, 2009 and 2008, respectively, and represented approximately 58%, 61% and 62% of our total Retirement Solutions - Annuities' variable annuity product account values as of December 31, 2010, 2009 and 2008, respectively. In addition, fund choices for certain of our other variable annuity products offered in our Retirement Solutions - Annuities segment include American Fund Insurance Series(SM) ("AFIS") funds. For the Retirement Solutions - Annuities segment, AFIS funds accounted for 29%, 33% and 44% of variable annuity product deposits in 2010, 2009 and 2008, respectively, and represented 66%, 69% and 70% of the segment's total variable annuity product account values as of December 31, 2010, 2009 and 2008, respectively.

STANDBY REAL ESTATE EQUITY COMMITMENTS
Historically, we have entered into standby commitments, which obligated us to purchase real estate at a specified cost if a third-party sale did not occur within approximately one year after construction was completed. These commitments were used by a developer to obtain a construction loan from an outside lender on favorable terms. In return for issuing the commitment, we received an annual fee and a percentage of the profit when the property was sold. Our expectation is that we will be obligated to fund those commitments that remain outstanding.

As of December 31, 2010, and December 31, 2009, we had standby real estate equity commitments totaling $53 million and $220 million, respectively. During 2010, we funded commitments of $142 million and recorded a loss of $8 million reported within realized gain (loss) on our Consolidated Statements of Income
(Loss).

During 2009, we suspended entering into new standby real estate commitments.

OTHER CONTINGENCY MATTERS
State guaranty funds assess insurance companies to cover losses to contract holders of insolvent or rehabilitated companies. Mandatory assessments may be partially recovered through a reduction in future premium taxes in some states. We have accrued for expected assessments net of estimated future premium tax deductions of $10 million and $12 million as of December 31, 2010 and 2009, respectively.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

15. SHARES AND STOCKHOLDER'S EQUITY

All authorized and issued shares of LNL are owned by LNC.

ACCUMULATED OCI

The following summarizes the components and changes in accumulated OCI (in millions):

                                                     FOR THE YEARS ENDED
                                                        DECEMBER 31,
                                       ------------------------------------------
                                          2010           2009          2008
                                       ---------- ----------------- -------------
UNREALIZED GAIN (LOSS) ON
  AFS SECURITIES
Balance as of beginning-of-year        $    36       $    (2,562)      $    76
  Cumulative effect from adoption
     of new accounting standards           181               (79)           --
  Unrealized holding gains (losses)
     arising during the year             2,322             6,021        (7,316)
  Change in foreign currency
     exchange rate adjustment               (6)               26           (66)
  Change in DAC, VOBA, DSI and
     other contract holder funds        (1,164)           (2,294)        2,522
  Income tax benefit (expense)            (417)           (1,328)        1,703
  Less:
     Reclassification adjustment for
        gains (losses) included in net
        income (loss)                     (136)             (555)       (1,042)
     Associated amortization of
        DAC, VOBA, DSI and DFEL             17               168           244
     Income tax benefit (expense)           42               135           279
                                       ---------- ----------------- -------------
           Balance as of end-of-year   $ 1,029       $        36       $(2,562)
                                       ========== ================= =============
UNREALIZED OTTI ON
  AFS SECURITIES
Balance as of beginning-of-year        $  (108)      $        --       $    --
(Increases) attributable to:
  Cumulative effect from adoption
     of new accounting standards            --               (18)           --
  Gross OTTI recognized in OCI
     during the year                       (93)             (339)           --
  Change in DAC, VOBA, DSI and
     DFEL                                   10                77            --
  Income tax benefit (expense)              29                92            --
Decreases attributable to:
  Sales, maturities or other
     settlements of AFS securities          82               151            --
  Change in DAC, VOBA, DSI and
     DFEL                                  (20)              (28)           --
  Income tax benefit (expense)             (22)              (43)           --
                                       ---------- ----------------- -------------
           Balance as of end-of-year   $  (122)      $      (108)      $    --
                                       ========== ================= =============


                                              FOR THE YEARS ENDED
                                                 DECEMBER 31,
                                       -----------------------------
                                           2010      2009      2008
                                       ----------- --------- -------
UNREALIZED GAIN (LOSS) ON
  DERIVATIVE INSTRUMENTS
Balance as of beginning-of-year           $ (13)   $  (15)   $  (19)
  Unrealized holding gains (losses)
     arising during the year                 (2)       12       (42)
  Change in foreign currency
     exchange rate adjustment                 4       (31)      (36)
  Change in DAC, VOBA, DSI and
     DFEL                                   (11)       11        27
  Income tax benefit (expense)                3         5         1
  Less:
     Reclassification adjustment for
        gains (losses) included in net
        income (loss)                         6         4       (83)
     Associated amortization of
        DAC, VOBA, DSI and DFEL              (9)      (11)       --
     Income tax benefit (expense)             1         2        29
                                       ----------- --------- -------
           Balance as of end-of-year      $ (17)   $  (13)   $   (15)
                                       =========== ========= =======
FUNDED STATUS OF EMPLOYEE
  BENEFIT PLANS
Balance as of beginning-of-year           $ (17)   $  (32)   $    (4)
  Adjustment arising during the year          4        23        (45)
  Income tax benefit (expense)               (1)       (8)        17
                                       ----------- --------- -------
           Balance as of end-of-year      $ (14) $    (17)   $   (32)
                                       =========== ========= =======

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

16. REALIZED (GAIN) LOSS

Details underlying realized gain (loss) (in millions) reported on our Consolidated Statements of Income (Loss) were as follows:

                                         FOR THE YEARS ENDED
                                                DECEMBER 31,
                                        -----------------------
                                         2010    2009    2008
                                        ------ ------- -------
Total realized gain (loss) related to
  certain investments(1)                $(132) $(498)   $(767)
Realized gain (loss) related to certain
  derivative instruments, including
  those associated with our
  consolidated VIEs, and trading
  securities(2)                           (41)    (77)    (78)
Indexed annuity net derivative
  results(3):
  Gross gain (loss)                        34       8      13
  Associated amortization of DAC,
     VOBA, DSI and DFEL                   (15)     (5)     (6)
Guaranteed living benefits(4):
  Gross gain (loss)                       (30)    (10)      2
  Associated amortization of DAC,
     VOBA, DSI and DFEL                   (64)     (8)     12
Realized gain (loss) on sale of
  subsidiaries/businesses                  --       1      --
                                        ------  ------- -------
        Total realized gain (loss)      $(248)  $(589)  $(824)
                                        ====== ======== =======

(1)  See "Realized Gain (Loss) Related to Certain Investments" section in Note
     5.

(2) Represents changes in the fair values of certain derivative investments (including the credit default swaps and contingent forwards associated with our consolidated VIEs), total return swaps (embedded derivatives that are theoretically included in our various modified coinsurance and coinsurance with funds withheld reinsurance arrange- ments that have contractual returns related to various as- sets and liabilities associated with these arrangements) and trading securities.

(3) Represents the net difference between the change in the fair value of the S&P 500 call options that we hold and the change in the fair value of the embedded derivative liabilities of our indexed annuity products along with changes in the fair value of embedded derivative liabilities related to index call options we may purchase in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products. The year ended December 31, 2008, included a $10 million gain from the initial impact of adopting the Fair Value Measurements and Disclosures Topic of the FASB ASC.

(4) Represents the net difference in the change in embedded derivative reserves of our GLB products and the change in the fair value of the derivative instruments we own to hedge, including the cost of purchasing the hedging instruments.

(5) Represents the change in the fair value of the derivatives used to hedge our GDB riders.

17. UNDERWRITING, ACQUISITION, INSURANCE, RESTRUCTURING AND OTHER EXPENSES

Details underlying underwriting, acquisition, insurance and other expenses (in millions) were as follows:

                                      FOR THE YEARS ENDED
                                        DECEMBER 31,
                           ------------------------------------
                             2010          2009         2008
                           --------- --------------- ----------
Commissions                $1,859          $1,565    $ 1,710
General and administrative
  expenses                  1,293           1,203      1,215
Expenses associated with
  reserve financing and
  unrelated LOCs               16               1         --
DAC and VOBA deferrals
  and interest, net of
  amortization               (644)           (652)      (437)
Broker-dealer expenses        212             190        215
Other intangibles
  amortization                  4               4          4
Media expenses                 59              40         --
Taxes, licenses and fees      192             180        195
Merger-related expenses         9              16         50
Restructuring charges
  (recoveries) for expense
  initiatives                  (1)             32          8
                           --------- --------------- ----------
     Total                 $2,999          $2,579    $ 2,960
                           ========= =============== ==========

All merger-related and restructuring charges are included in underwriting, acquisition, insurance and other expenses primarily within Other Operations on our Consolidated Statements of Income (Loss) in the year incurred.

2008 RESTRUCTURING PLAN

Starting in December 2008, we implemented a restructuring plan in response to the economic downturn and sustained market volatility, which focused on reducing expenses. Our cumulative pre-tax charges amounted to $39 million for severance, benefits and related costs associated with the plan for workforce reduction and other restructuring actions.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

18. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS

LNC and LNL maintain qualified funded defined benefit pension plans in which many of our employees and agents are participants. LNC and LNL also maintain non-qualified, unfunded defined benefit pension plans for certain employees and agents, certain former employees of JP and certain former employees of CIGNA Corporation. In addition, for certain former employees we have supplemental retirement plans that provide defined benefit pension benefits in excess of limits imposed by federal tax law. All of our defined benefit pension plans were frozen as of December 31, 2007, or earlier. For our frozen plans, there are no new participants and no future accruals of benefits from the date of the freeze.

The eligibility requirements for each plan are described in each plan document and vary for each plan based on completion of a specified period of continuous service and date of hire, subject to age limitations. The frozen pension plan benefits are calculated either on a traditional or cash balance formula. Those formulas are based upon years of credited service and eligible earnings as defined in each plan document. The traditional formula provides benefits stated in terms of a single life annuity payable at age 65. The cash balance formula provides benefits stated as a lump sum hypothetical account balance. That account balance equals the sum of the employee's accumulated annual benefit credits plus interest credits. Benefit credits, which are based on years of service and base salary plus bonus, ceased as of the date the plan was frozen. Interest Credits continue until the participant's benefit is paid.

LNC and LNL also sponsor a voluntary employees' beneficiary association ("VEBA") trust that provides postretirement medical, dental and life insurance benefits to retired full-time employees and agents who, depending on the plan, have worked for us for 10 years and attained age 55 (age 60 for agents). VEBAs are a special type of tax-exempt trust used to provide benefits that are subject to preferential tax treatment under the Internal Revenue Code. Medical and dental benefits are available to spouses and other eligible dependents of retired employees and agents. Retirees may be required to contribute toward the cost of these benefits. Eligibility and the amount of required contribution for these benefits varies based upon a variety of factors including years of service and year of retirement. Effective January 1, 2008, the postretirement plan providing benefits to former employees of JP was amended such that only employees who had attained age 55 with a minimum of 10 years of service by December 31, 2007, and who later retire on or after age 60 with 15 years of service will be eligible to receive life insurance benefits when they retire.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

18. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS (CONTINUED)

OBLIGATIONS, FUNDED STATUS AND ASSUMPTIONS

Information (in millions) with respect to our benefit plans' assets and obligations was as follows:

                                                             AS OF OR FOR THE YEARS ENDED DECEMBER 31,
                                                      ----------------------------------------------------
                                                        2010     2009              2010             2009
                                                      ------- ----------- ------------------------ -------
                                                                                          OTHER
                                                      PENSION BENEFITS          POSTRETIREMENT BENEFITS
                                                      ------------------- --------------------------------
CHANGE IN PLAN ASSETS
Fair value as of beginning-of-year                    $119        $101                      $ 4     $ 4
Actual return on plan assets                            17          25                        1      --
Company and participant contributions                   --          --                        3       3
Benefits paid                                           (8)         (7)                      (3)     (3)
                                                      ------- ----------- ------------------------ -------
  Fair value as of end-of-year                         128         119                        5       4
                                                      ------- ----------- ------------------------ -------
CHANGE IN BENEFIT OBLIGATION
Balance as of beginning-of-year                        112         115                       20      20
Interest cost                                            7           7                        2       1
Plan participants' contributions                        --          --                        1       1
Actuarial (gains) losses                                 5          (3)                       1       1
Benefits paid                                           (8)         (7)                      (3)     (3)
                                                      ------- ----------- ------------------------ -------
  Balance as of end-of-year                            116         112                       21      20
                                                      ------- ----------- ------------------------ -------
     Funded status of the plans                       $ 12         $ 7                     $(16)   $(16)
                                                      ======= =========== ======================== =======
AMOUNTS RECOGNIZED ON THE CONSOLIDATED BALANCE SHEETS
Other assets                                          $ 15        $ 12                     $ --    $ --
Other liabilities                                       (3)         (5)                     (16)    (16)
                                                      ------- ----------- ------------------------ -------
  Net amount recognized                               $ 12         $ 7                     $(16)   $(16)
                                                      ======= =========== ======================== =======
AMOUNTS RECOGNIZED IN ACCUMULATED OCI, NET OF TAX
Net (gain) loss                                       $ 15        $ 19                     $ --    $ (1)
Prior service credit                                    --          --                       (1)     (1)
                                                      ------- ----------- ------------------------ -------
  Net amount recognized                               $ 15        $ 19                     $ (1)   $ (2)
                                                      ======= =========== ======================== =======
RATE OF INCREASE IN COMPENSATION
Retiree life insurance plan                            N/A         N/A                     4.00%   4.00%
All other plans                                        N/A         N/A                      N/A     N/A
WEIGHTED-AVERAGE ASSUMPTIONS
Benefit obligations:
  Weighted-average discount rate                      5.25%       6.00%                    5.00%   6.00%
  Expected return on plan assets                      8.00%       8.00%                    6.50%   6.50%
Net periodic benefit cost:
  Weighted-average discount rate                      6.00%       6.00%                    6.00%   6.00%
  Expected return on plan assets                      8.00%       8.00%                    6.50%   6.50%

Consistent with our benefit plans' year end, we use December 31 as the measurement date.

The discount rate was determined based on a corporate yield curve as of December 31, 2010, and projected benefit obligation cash flows for the pension plans. We reevaluate this assumption each plan year. For 2011, our discount rate for the pension plans will be 6%.

The expected return on plan assets was determined based on historical and expected future returns of the various asset categories, using the plans' target plan allocation. We reevaluate this assumption each plan year. For 2011, our expected return on plan assets is 8.00% for the plans. The approximate expected return on plan assets by asset class for the pension plans is as follows:

Fixed maturity securities    5.73%
Common stock:
  Domestic equity            9.88%
  International equity       8.48%
Cash and invested assets       --%

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

18. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS (CONTINUED)

The calculation of the accumulated other postretirement benefit obligation assumes a weighted-average annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) as follows:

                                                        AS OF OR FOR THE
                                                   YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                    2010        2009    2008
                                                   ------- ----------- -------
Pre-65 health care cost trend rate                  9.5%         10%     10%
Post-65 health care cost trend rate                 9.5%         13%     12%
Ultimate trend rate                                   5%          5%      5%
Year that the rate reaches the ultimate trend rate 2020        2020    2019

We expect the health care cost trend rate for 2011 to be 9.00% for both the pre-65 and the post-65 population. A one-percentage point increase in assumed health care cost trend rates would have increased the accumulated postretirement benefit obligation by less than $1 million and total service and interest cost components by less than $1 million. A one-percentage point decrease in assumed health care cost trend rates would have decreased the accumulated postretirement benefit obligation by $1 million and total service and interest cost components by less than $1 million.

Information for our pension plans with an accumulated benefit obligation in excess of plan assets (in millions) was as follows:

                                        AS OF DECEMBER 31,
                                        ------------------
                                        2010      2009
                                        ---- -------------
Accumulated benefit obligation           $94           $90
Projected benefit obligation              94            90
Fair value of plan assets                 91            85

COMPONENTS OF NET PERIODIC BENEFIT COST

The components of net periodic benefit cost for our pension plans' and other postretirement plans' expense (recovery) (in millions) were as follows:

                                                       FOR THE YEARS ENDED DECEMBER 31,
                                          --------------------------------------------------------------------
                                                  PENSION BENEFITS            OTHER POSTRETIREMENT BENEFITS
                                          ------- --------------------------- --------------------------------
                                           2010             2009        2008  2010  2009            2008
                                          ------- ------------------- ------- ---- ------- -------------------
Interest cost                              $ 7                 $ 7     $ 7     $ 1  $ 1                 $ 1
Expected return on plan assets              (9)                 (7)    (11)     --   --                  --
Recognized net actuarial loss (gain)         2                   5       1      --   (1)                 (1)
                                          ------- ------------------- ------- ---- ------- -------------------
  Net periodic benefit expense (recovery)  $--                 $ 5    $ (3)    $ 1  $--                 $--
                                          ======= =================== ======= ==== ======= ===================

We expect our 2011 pension plans' income to be approximately $2 million.

For 2011, the estimated amount of amortization from accumulated OCI into net periodic benefit expense related to net actuarial loss or gain is expected to be an approximate $1 million loss for our pension plans and less than $1 million gain for our other postretirement plans.

PLAN ASSETS

As of December 31, 2010 and 2009, our pension plans' asset target allocations by asset category based on estimated fair values were as follows:

Fixed maturity securities   50%
Common stock:
  Domestic equity           35%
  International equity      15%
Cash and invested assets    --%

The investment objectives for the assets related to our pension plans are to:

- Maintain sufficient liquidity to pay obligations of the plans as they come due;

- Minimize the effect of a single investment loss and large losses to the plans through prudent risk/reward diversification consistent with sound fiduciary standards;

-    Maintain an appropriate asset allocation policy;

- Earn a return commensurate with the level of risk assumed through the asset allocation policy; and

- Control costs of administering and managing the plans' investment operations.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

18. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS (CONTINUED)

Investments can be made in various asset classes and styles, including, but not limited to: domestic and international equity, fixed income securities, derivatives, and other asset classes the investment managers deem prudent. Our plans follow a strategic asset allocation policy that strives to systemically increase the percentage of assets in liability-matching fixed income investments as funding levels increase.

We currently target asset weightings as follows: domestic equity allocations (35%) are split into large cap (25%), small cap (5%) and hedge funds (5%). Fixed maturity securities represents core fixed income investments. The performance of the pension trust assets are monitored on a quarterly basis relative to the plan's objectives.

Our qualified pension plans' assets have been combined into a master retirement trust where a variety of qualified managers, including manager of managers, are expected to have returns that exceed the median of similar funds over 3-year periods, above an appropriate index over 5-year periods and meet real return standards over 10-year periods. Managers are monitored for adherence to approved investment policy guidelines and managers not meeting these criteria are subject to additional due diligence review, corrective action or possible termination.

FAIR VALUE OF PLAN ASSETS

See "Fair Value Measurement" in Note 1 for discussion of how we categorize our pension plans' assets, into a three-level fair value hierarchy.

The following summarizes our fair value measurements of pension plans' assets (in millions) on a recurring basis by the three-level fair value hierarchy:

                                        AS OF DECEMBER 31, 2010
                           ------------------------------------------
                             QUOTED
                             PRICES
                            IN ACTIVE
                           MARKETS FOR SIGNIFICANT   SIGNIFICANT
                            IDENTICAL  OBSERVABLE   UNOBSERVABLE TOTAL
                              ASSETS      INPUTS       INPUTS    FAIR
                             (LEVEL 1)   (LEVEL 2)    (LEVEL 3) VALUE
                           ----------- ----------- ------------ -----
ASSET CLASS
Fixed maturity securities:
  Corporate bonds                  $--        $ 37          $--  $ 37
  U.S. Government bonds             --          14           --    14
  Foreign government bonds          --           2            3     5
  MBS:
     CMOs                           --           1           --     1
     CMBS                           --           1           --     1
Common stock                        16          43            3    62
Cash and invested assets            --           8           --     8
                           ----------- ----------- ------------ -----
       Total                       $16        $106          $ 6  $128
                           =========== =========== ============ =====

                                         AS OF DECEMBER 31, 2009
                            ------------------------------------------
                               QUOTED
                              PRICES
                             IN ACTIVE
                            MARKETS FOR SIGNIFICANT  SIGNIFICANT
                              IDENTICAL  OBSERVABLE UNOBSERVABLE TOTAL
                               ASSETS     INPUTS       INPUTS    FAIR
                              (LEVEL 1)   (LEVEL 2)    (LEVEL 3) VALUE
                            ----------- ----------- ------------ -----
ASSET CLASS
Fixed maturity securities:
  Corporate bonds                   $--        $ 47          $--  $ 47
  U.S. Government bonds              --           4           --     4
  Foreign government bonds           --           2           --     2
  MBS:
     CMOs                            --           1           --     1
     CMBS                            --           2           --     2
  State and municipal bonds          --           1           --     1
Common stock                         18          42           --    60
Cash and invested assets             --           2           --     2
                            ----------- ----------- ------------ -----
       Total                        $18        $101          $--  $119
                            =========== =========== ============ =====

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

18. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS (CONTINUED)

The following summarizes changes to our pension plan assets (in millions) classified within Level 3 of the fair value hierarchy as reported above:

                                         FOR THE YEAR ENDED DECEMBER 31, 2010
                           ------------------------------------------------------------
                                      RETURN ON ASSETS              TRANSFERS
                                     -----------------   PURCHASES,   IN OR
                           BEGINNING            SOLD    SALES AND    OUT OF     ENDING
                              FAIR    HELD AT  DURING  SETTLEMENTS,   LEVEL 3,    FAIR
                             VALUE   YEAR END THE YEAR     NET          NET      VALUE
                           --------- -------- -------- ------------ ------------ ------
Fixed maturity securities:
  Foreign government bonds       $--      $--      $--           $3       $--        $3
  Common stock                    --       --       --            3        --         3
                           --------- -------- -------- ------------ ------------ ------
     Total                       $--      $--      $--           $6       $--        $6
                           ========= ======== ======== ============ ============ ======

                                         FOR THE YEAR ENDED DECEMBER 31, 2009
                           ------------------------------------------------------------
                                      RETURN ON ASSETS              TRANSFERS
                                     -----------------   PURCHASES,   IN OR
                           BEGINNING            SOLD    SALES AND    OUT OF     ENDING
                              FAIR    HELD AT  DURING  SETTLEMENTS,   LEVEL 3,    FAIR
                             VALUE   YEAR END THE YEAR     NET          NET      VALUE
                           --------- -------- -------- ------------ ------------ ------
Fixed maturity securities:
  Corporate bonds                $ 1      $--      $--          $--       $(1)      $--
                           ========= ======== ======== ============ ============ ======

VALUATION METHODOLOGIES AND ASSOCIATED INPUTS FOR PENSION PLANS' ASSETS

The fair value measurements of our pension plans' assets are based on assumptions used by market participants in pricing the security. The most appropriate valuation methodology is selected based on the specific characteristics of the security, and the valuation methodology is consistently applied to measure the security's fair value. The fair value measurement is based on a market approach, which utilizes prices and other relevant information generated by market transactions involving identical or comparable securities. Sources of inputs to the market approach include third-party pricing services, independent broker quotations or pricing matrices. Both observable and unobservable inputs are used in the valuation methodologies. Observable inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. In addition, market indicators, industry and economic events are monitored and further market data is acquired if certain triggers are met. For certain security types, additional inputs may be used, or some of the inputs described above may not be applicable. For broker-quoted only securities, quotes from market makers or broker-dealers are obtained from sources recognized to be market participants. In order to validate the pricing information and broker-dealer quotes, procedures are employed, where possible, that include comparisons with similar observable positions, comparisons with subsequent sales, discussions with brokers and observations of general market movements for those security classes. For those securities trading in less liquid or illiquid markets with limited or no pricing information, unobservable inputs are used in order to measure the fair value of these securities. In cases where this information is not available, such as for privately placed securities, fair value is estimated using an internal pricing matrix. This matrix relies on judgment concerning the discount rate used in calculating expected future cash flows, credit quality, industry sector performance and expected maturity.

Prices received from third parties are not adjusted; however, the third-party pricing services' valuation methodologies and related inputs are evaluated and additional evaluation is performed to determine the appropriate level within the fair value hierarchy.

The observable and unobservable inputs to the valuation methodologies are based on general standard inputs. The standard inputs used in order of priority are benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. Depending on the type of security or the daily market activity, standard inputs may be prioritized differently or may not be available for all securities on any given day.

Cash and invested cash is carried at cost, which approximates fair value. This category includes highly liquid debt instruments purchased with a maturity of three months or less. Due to the nature of these assets, we believe these assets should be classified as Level 2.

PLAN CASH FLOWS

It is our practice to make contributions to the qualified pension plans to comply with minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended and with guidance issued there under. In accordance with such practice, no contributions were required for the years ended December 31, 2010 or 2009. Based on our calculations, we do not expect to be required to make any contributions to our qualified pension plans in 2011 under applicable pension law.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

18. PENSION, POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS (CONTINUED)

For our nonqualified pension plans, we fund the benefits as they become due to retirees. The amount expected to be contributed to the nonqualified pension plans during 2011 is less than $1 million.

We expect the following benefit payments (in millions):

             PENSION
              PLANS      OTHER POSTRETIREMENT PLANS
             ------- ---------------------------------
                                                 NOT
             DEFINED  REFLECTING             REFLECTING
             BENEFIT   MEDICARE  MEDICARE    MEDICARE
             PENSION   PART D     PART D       PART D
             PLANS     SUBSIDY    SUBSIDY     SUBSIDY
             ------- ---------- ----------- ----------
2011              $8         $2      $--            $2
2012               9          2       --             2
2013               9          2       --             2
2014               9          2       --             2
2015               9          2       --             2
Following
  five years
  thereafter      43         10       (1)           11

19. DEFINED CONTRIBUTION AND DEFERRED COMPENSATION PLANS

DEFINED CONTRIBUTION PLANS

LNC and we sponsor contributory defined contribution plans for eligible employees and agents, respectively, which includes money purchase plans. LNC and we make contributions and matching contributions to each of the active plans, respectively, in accordance with the plan document and various limitations under Section 401(a) of the Internal Revenue Code of 1986, as amended. For the years ended December 31, 2010, 2009 and 2008, expenses for these plans were $60 million, $61 million and $58 million respectively.

DEFERRED COMPENSATION PLANS

LNC and we sponsor six separate non-qualified, unfunded, deferred compensation plans for various groups: employees, agents and non-employee directors.

The investment earnings expenses for certain investment options within the respective plans are hedged by total return swaps. Participant's account values increase or decrease due to investment earnings driven by market fluctuation. Our expenses increase or decrease in direct proportion to the market's change for the participants' investment options. The total return swaps allow us to minimize the investment earnings expenses. Presented below for the respective plans we have netted the investment earnings due to market fluctuation with the results of the total return swaps. For further discussion on our total return swaps related to our deferred compensation plans, see Note 6.

Information (in millions) with respect to these plans was as follows:

                                         AS OF DECEMBER 31,
                                         ------------------
                                         2010      2009
                                         ---- -------------
Total liabilities(1)                     $315          $314
Investment held to fund liabilities(2)    130           118

(1)  Reported in other liabilities on our Consolidated Balance Sheets.

(2)  Reported in other assets on our Consolidated Balance Sheets.

THE DEFERRED COMPENSATION PLAN FOR EMPLOYEES
Eligible participants in this plan may elect to defer payment of a portion of their compensation as defined by the plan. Plan participants may select from a menu of "phantom" investment options (identical to those offered under our qualified defined contribution plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of the plan, we agree to pay out amounts based upon the aggregate performance of the investment measures selected by the participant. We make matching contributions to these plans based upon amounts placed into the deferred compensation plans by individuals after participants have exceeded applicable limits of the Internal Revenue Code. The amount of our contribution is calculated in accordance with the plan document, which is similar to our qualified

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

19. DEFINED CONTRIBUTION AND DEFERRED COMPENSATION PLANS (CONTINUED)

defined contribution plans. Expenses (in millions) for this plan were as follows:

                                           FOR THE YEARS ENDED
                                              DECEMBER 31,
                                   -----------------------------
                                   2010 2009          2008
                                   ---- ---- -------------------
Employer matching contributions      $6  $ 4                  $5
Increase (decrease) in measurement
  of liabilites, net of total
  return swap                         1    6                   1
                                   ---- ---- -------------------
     Total plan expenses             $7  $10                  $6
                                   ==== ==== ===================

DEFERRED COMPENSATION PLAN FOR AGENTS
LNL sponsors three deferred compensation plans for certain eligible agents. Eligible participants in these plans may elect to defer payment of a portion of their compensation as defined by the various plans. The plans' participants may select from a menu of "phantom" investment options (identical to those offered under our qualified defined contribution plans) used as investment measures for calculating the investment return notionally credited to their deferrals. Under the terms of this plan, we agree to pay out amounts based upon the aggregate performance of the investment measures selected by the participant. We make matching contributions to these plans based upon amounts placed into the deferred compensation plans by individuals after participants have exceeded applicable limits of the Internal Revenue Code. The amount of our contribution is calculated in accordance with the plan document, which is similar to our qualified defined contribution plans. Expenses (in millions) for these plans were as follows:

                                       FOR THE YEARS ENDED
                                           DECEMBER 31,
                                       -------------------
                                       2010 2009   2008
                                       ---- ---- ---------
Employer matching contributions          $3   $2        $2
Increase (decrease) in measurement of
  liabilites, net of total return swap    3    4        --
                                       ---- ---- ---------
     Total plan expenses                 $6   $6        $2
                                       ==== ==== =========

DEFERRED COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
The plan allows for non-employee directors to defer a portion of their annual retainers and, in addition, we credit deferred stock units annually. The menu of "phantom" investment options is identical to those offered in the employees' plan. For the years ended December 31, 2010, 2009 and 2008, expenses for this plan were $2 million, $1 million and less than $1 million, respectively.

The terms of the plan for non-employee directors provide that plan participants who select LNC's stock as the measure for their investment return will receive shares of LNC's stock in settlement of this portion of their accounts at the time of distribution. In addition, participants are precluded from diversifying any portion of their deferred compensation plan account that has been credited to the stock unit fund. Consequently, changes in value of LNC's stock do not affect the expenses associated with this portion of the deferred compensation plan.

DEFERRED COMPENSATION PLAN FOR FORMER JEFFERSON-PILOT AGENTS
Eligible former agents of JP may participate in this deferred compensation plan. Eligible agents are allowed to defer commissions and bonuses and specify where these deferral commissions will be invested in selected notional mutual funds. Agents participate in the plan with the understanding that the return on these funds cannot be received until a specified age or in the event of a significant lifestyle change. The funded amount is rebalanced to match the funds that have been elected under the agent deferred compensation plan. The plan obligation increases with contributions, deferrals and investment income, and decreases with withdrawals and investment losses. The plan's assets increase with investment gains, decrease with investment losses and payouts of death benefits. For the years ended December 31, 2010, 2009 and 2008, expenses (income) for this plan were $2 million, $1 million and ($2) million, respectively.

20. STOCK-BASED INCENTIVE COMPENSATION PLANS

Our employees and agents are included in LNC's various incentive plans that provide for the issuance of stock options, performance shares
(performance-vested shares as opposed to time-vested shares), SARS, restricted stock units, and restricted stock awards ("nonvested stock"). LNC has a policy of issuing new shares to satisfy option exercises.

Total compensation expense (in millions) for all of our stock-based incentive compensation plans was as follows:

                               FOR THE YEARS ENDED
                                  DECEMBER 31,
                           -----------------------
                             2010    2009    2008
                           ------- ------- -------
Stock options               $ 5     $ 6        $ 8
Performance shares           (1)     (1)         2
SARs                         --       1          4
Restricted stock units and
  nonvested stock            11       6          5
                           ------- ------- -------
  Total                     $15     $12        $19
                           ======= ======= =======
Recognized tax benefit      $ 5     $ 4        $ 7

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

21. STATUTORY INFORMATION AND RESTRICTIONS

We prepare financial statements in accordance with SAP prescribed or permitted by the insurance departments of our states of domicile, which may vary materially from GAAP. Prescribed SAP includes the Accounting Practices and Procedures Manual of the National Association of Insurance Commissioners ("NAIC") as well as state laws, regulations and administrative rules. Permitted SAP encompasses all accounting practices not so prescribed. The principal differences between statutory financial statements and financial statements prepared in accordance with GAAP are that statutory financial statements do not reflect DAC, some bond portfolios may be carried at amortized cost, assets and liabilities are presented net of reinsurance, contract holder liabilities are generally valued using more conservative assumptions and certain assets are non-admitted.

We are subject to the applicable laws and regulations of our states of domicile. Changes in these laws and regulations could change capital levels or capital requirements for the Company.

Specified statutory information (in millions) was as follows:

                                    AS OF DECEMBER 31,
                                 ----------------------
                                      2010      2009
                                 --------- ------------
Capital and surplus                 $6,750    $6,300

                                   FOR THE YEARS ENDED
                                        DECEMBER 31,
                                 ----------------------
                                 2010 2009      2008
                                 ---- ---- ------------
Net gain (loss) from operations,
  after-tax                      $553 $867     $ 510
Net income (loss)                 430  (35)      (261)
Dividends to LNC                  684  405       400

The increase in statutory net income (loss) for the year ended December 31, 2010, from that of 2009 was primarily due to a significant decrease in realized losses on investments due to improving market conditions throughout 2010.

The increase in statutory net income (loss) for the year ended December 31, 2009, from that of 2008 was primarily due to the improved market conditions in 2009. The new statutory reserving standard (commonly called "VACARVM") that was developed by the NAIC replaced current statutory reserve practices for variable annuities with guaranteed benefits, such as GWBs, and was effective
December 31, 2009. The actual effect of adoption was relatively neutral to RBC ratios and future dividend capacity of our insurance subsidiaries with a slight decrease in statutory reserves offset by a higher capital requirement. We utilize captive reinsurance structures, as well as third-party reinsurance arrangements, to lessen the negative effect on statutory capital and dividend capacity in our life insurance subsidiaries.

Our states of domicile, Indiana for LNL and New York for LLANY, have adopted certain prescribed accounting practices that differ from those found in NAIC SAP. These prescribed practices are the use of continuous Commissioners Annuity Reserve Valuation Method ("CARVM") in the calculation of reserves as prescribed by the state of New York and the calculation of reserves on universal life policies based on the Indiana universal life method as prescribed by the state of In-diana. We also have several accounting practices permitted by the states of domicile that differ from those found in NAIC SAP. Specifically, these are accounting for the lesser of the face amount of all amounts outstanding under an LOC and the value of the Valuation of Life Insurance Policies Model Regulation ("XXX") additional statutory reserves as an admitted asset and a form of surplus as of December 31, 2009; and the use of a more conservative valuation interest rate on certain annuities as of December 31, 2010 and 2009.

The effects on statutory surplus compared to NAIC statutory surplus from the use of these prescribed and permitted practices (in millions) were as follows:

                                            AS OF DECEMBER 31,
                                          ---------------------
                                            2010       2009
                                          ------- -------------
Calculation of reserves using the Indiana
  universal life method                   $314          $328
Calculation of reserves using
  continuous CARVM                          (5)           (6)
Conservative valuation rate on certain
  variable annuities                       (15)          (11)
Lesser of LOC and XXX additional
  reserve as surplus                       457           412

We are subject to certain insurance department regulatory restrictions as to the transfer of funds and payment of dividends to the holding company. Under Indiana laws and regulations, LNL may pay dividends to LNC without prior approval of the Indiana Insurance Commissioner (the "Commissioner"), only from unassigned surplus and must receive prior approval of the Commissioner to pay a dividend if such dividend, along with all other dividends paid within the preceding twelve consecutive months, would exceed the statutory limitation. The current statutory limitation is the greater of 10% of the insurer's contract holders' surplus, or statutory net gain from operations for the previous calendar twelve-month period (both shown on the last annual statement on file with the Commissioner), but in no event to exceed statutory unassigned surplus. As discussed above, we may not consider the benefit from the statutory accounting principles relating to our deferred tax assets in calculating available dividends. Indiana law gives the Commissioner broad discretion to disapprove requests for dividends in excess of these limits. New York, the state of domicile of LLANY, has similar restrictions, except that in New York it is the lesser of 10% of surplus to contract holders as of the immediately preceding calendar year-end or net gain from operations for the immediately preceding calendar year, not including realized capital gains. We expect we could pay dividends of approximately $611 million in 2011 without prior approval from the respective state commissioners.

All payments of principal and interest on the surplus notes must be approved by the respective Commissioner of Insurance.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values and estimated fair values of our financial instruments (in millions) were as follows:

                                                                    AS OF DECEMBER 31,
                                                      -----------------------------------------------
                                                             2010                    2009
                                                      ----------------------- -----------------------
                                                      CARRYING        FAIR    CARRYING        FAIR
                                                         VALUE       VALUE       VALUE       VALUE
                                                      ----------- ----------- ----------- -----------
ASSETS
AFS securities:
  Fixed maturity securities                           $ 66,289    $ 66,289    $ 58,889    $ 58,889
  VIEs' fixed maturity securities                          584         584          --          --
  Equity securities                                        140         140         155         155
Trading securities                                       2,459       2,459       2,366       2,366
Mortgage loans on real estate                            6,431       6,847       6,835       6,967
Derivative investments                                   1,021       1,021         841         841
Other investments                                          978         978         975         975
Cash and invested cash                                   1,904       1,904       2,553       2,553
Reinsurance related embedded derivatives                   112         112         277         277
Separate account assets                                 84,630      84,630      73,500      73,500
LIABILITIES
Future contract benefits:
  Indexed annuity contracts embedded derivatives          (497)       (497)       (419)       (419)
  GLB reserves embedded derivatives                       (408)       (408)       (676)       (676)
Other contract holder funds:
  Remaining guaranteed interest and similar contracts   (1,119)     (1,119)       (940)       (940)
  Account values of certain investment contracts       (26,061)    (27,067)    (24,039)    (24,244)
Short-term debt                                            (10)        (10)        (21)        (21)
Long-term debt                                          (2,429)     (2,335)     (1,925)     (1,714)
VIEs' liabilities - derivative instruments                (209)       (209)         --          --
Other liabilities:
  Deferred compensation plans embedded derivatives        (315)       (315)       (314)       (314)
  Credit default swaps                                     (16)        (16)        (65)        (65)

VALUATION METHODOLOGIES AND ASSOCIATED INPUTS FOR FINANCIAL INSTRUMENTS NOT CARRIED AT FAIR VALUE

The following discussion outlines the methodologies and assumptions used to determine the fair value of our financial instruments not carried at fair value on our Consolidated Balance Sheets. Considerable judgment is required to develop these assumptions used to measure fair value. Accordingly, the estimates shown are not necessarily indicative of the amounts that would be realized in a one-time, current market exchange of all of our financial instruments.

MORTGAGE LOANS ON REAL ESTATE
The fair value of mortgage loans on real estate is established using a discounted cash flow method based on credit rating, maturity and future income. The ratings for mortgages in good standing are based on property type, location, market conditions, occupancy, debt-service coverage, loan-to-value, quality of tenancy, borrower and payment record. The fair value for impaired mortgage loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's market price or the fair value of the collateral if the loan is collateral dependent.

OTHER INVESTMENTS
The carrying value of our assets classified as other investments approximates their fair value. Other investments include LPs and other privately held investments that are accounted for using the equity method of accounting.

OTHER CONTRACT HOLDER FUNDS
Other contract holder funds include remaining guaranteed interest and similar contracts and account values of certain investment contracts. The fair value for the remaining guaranteed interest and similar contracts is estimated using discounted cash flow calculations as of the balance sheet date. These calculations are based on interest rates currently offered on similar contracts with maturities that are consistent with those remaining for the contracts being valued. As of December 31, 2010 and 2009, the remaining guaranteed interest and similar contracts carrying value approximates fair value. The fair value of the account values of certain investment contracts is based on their approximate surrender value as of the balance sheet date.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

SHORT-TERM AND LONG-TERM DEBT
The fair value of long-term debt is based on quoted market prices or estimated using discounted cash flow analysis determined in conjunction with our incremental borrowing rate as of the balance sheet date for similar types of borrowing arrangements where quoted prices are not available. For short-term debt, excluding current maturities of long-term debt, the carrying value approximates fair value.

FINANCIAL INSTRUMENTS CARRIED AT FAIR VALUE

We did not have any assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010, or December 31, 2009, and we noted no changes in our valuation methodologies between these periods.

The following summarizes our financial instruments carried at fair value (in millions) on a recurring basis by the fair value hierarchy levels described above:

                                                                  AS OF DECEMBER 31, 2010
                                                   -----------------------------------------------------
                                                     QUOTED
                                                    PRICES
                                                   IN ACTIVE
                                                   MARKETS FOR  SIGNIFICANT    SIGNIFICANT
                                                   IDENTICAL    OBSERVABLE     UNOBSERVABLE      TOTAL
                                                     ASSETS       INPUTS         INPUTS          FAIR
                                                   (LEVEL 1)     (LEVEL 2)      (LEVEL 3)       VALUE
                                                   --------- ---------------- -------------- -----------
ASSETS
Investments:
  Fixed maturity AFS securities:
     Corporate bonds                                    $ 58      $ 48,304        $ 2,353    $ 50,715
     U.S. Government bonds                               117             3              2         122
     Foreign government bonds                             --           381            113         494
     MBS:
        CMOs                                              --         5,461             24       5,485
        MPTS                                              --         2,801             95       2,896
        CMBS                                              --         1,863            102       1,965
     ABS CDOs                                             --             2            171         173
     State and municipal bonds                            --         3,085             --       3,085
     Hybrid and redeemable preferred securities           18         1,222            114       1,354
     VIEs' fixed maturity securities                      --           584             --         584
  Equity AFS securities:
     Banking securities                                   --             2             --           2
     Insurance securities                                  3            --             33          36
     Other financial services securities                  --             8             24          32
     Other securities                                     34             2             34          70
  Trading securities                                       2         2,383             74       2,459
  Derivative investments                                  --          (473)         1,494       1,021
Cash and invested cash                                    --         1,904             --       1,904
Reinsurance related embedded derivatives                  --           112             --         112
Separate account assets                                   --        84,630             --      84,630
                                                   --------- ---------------- -------------- -----------
        Total assets                                    $232      $152,274        $ 4,633    $157,139
                                                   ========= ================ ============== ===========
LIABILITIES
Future contract benefits:
  Indexed annuity contracts embedded derivatives        $ --          $ --         $ (497)     $ (497)
  GLB reserves embedded derivatives                       --            --           (408)       (408)
VIEs' liabilities -- derivative instruments               --            --           (209)       (209)
Other liabilities:
  Deferred compensation plans embedded derivatives        --            --           (315)       (315)
  Credit default swaps                                    --            --            (16)        (16)
                                                   --------- ---------------- -------------- -----------
     Total liabilities                                  $ --          $ --        $(1,445)   $ (1,445)
                                                   ========= ================ ============== ===========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                                  AS OF DECEMBER 31, 2009
                                                   -----------------------------------------------------
                                                     QUOTED
                                                    PRICES
                                                   IN ACTIVE
                                                   MARKETS FOR  SIGNIFICANT    SIGNIFICANT
                                                   IDENTICAL    OBSERVABLE     UNOBSERVABLE      TOTAL
                                                     ASSETS       INPUTS         INPUTS          FAIR
                                                   (LEVEL 1)     (LEVEL 2)      (LEVEL 3)       VALUE
                                                   --------- ---------------- -------------- -----------
ASSETS
Investments:
  Fixed maturity AFS securities:
     Corporate bonds                                    $ 55      $ 41,904        $ 2,117    $ 44,076
     U.S. Government bonds                               112            33              3         148
     Foreign government bonds                             --           397             92         489
     MBS:
        CMOs                                              --         5,593             34       5,627
        MPTS                                              --         2,808            101       2,909
        CMBS                                              --         1,796            252       2,048
     ABS:
        CDOs                                              --             4            153         157
        CLNs                                              --            --            322         322
     State and municipal bonds                            --         1,943             --       1,943
     Hybrid and redeemable preferred securities           15         1,005            150       1,170
  Equity AFS securities:
     Banking securities                                   23             1             --          24
     Insurance securities                                  3            --             43          46
     Other financial services securities                  --             6             22          28
     Other securities                                     34            --             23          57
  Trading securities                                       2         2,274             90       2,366
  Derivative investments                                  --          (397)         1,238         841
Cash and invested cash                                    --         2,553             --       2,553
Reinsurance related embedded derivatives                  --           277             --         277
Separate account assets                                   --        73,500             --      73,500
                                                   --------- ---------------- -------------- -----------
       Total assets                                     $244      $133,697        $ 4,640    $138,581
                                                   ========= ================ ============== ===========
LIABILITIES
Future contract benefits:
  Indexed annuity contracts embedded derivatives        $ --          $ --         $ (419)     $ (419)
  GLB reserves embedded derivatives                       --            --           (676)       (676)
Other liabilities:
  Deferred compensation plans embedded derivatives        --            --           (314)       (314)
  Credit default swaps                                    --            --            (65)        (65)
                                                   --------- ---------------- -------------- -----------
     Total liabilities                                  $ --          $ --        $(1,474)   $ (1,474)
                                                   ========= ================ ============== ===========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following summarizes changes to our financial instruments carried at fair value (in millions) and classified within Level 3 of the fair value hierarchy. This summary excludes any impact of amortization of DAC, VOBA, DSI and DFEL. The gains and losses below may include changes in fair value due in part to observable inputs that are a component of the valuation methodology.

                                                                                    FOR THE YEAR ENDED DECEMBER 31, 2010
                                                        ----------------------------------------------------------------------------
                                                                                    GAINS          SALES,      TRANSFERS
                                                                       ITEMS       (LOSSES)      ISSUANCES,      IN OR
                                                                     INCLUDED         IN        MATURITIES,       OUT
                                                          BEGINNING     IN            OCI       SETTLEMENTS,       OF        ENDING
                                                             FAIR       NET           AND          CALLS,        LEVEL 3,     FAIR
                                                            VALUE     INCOME        OTHER(1)        NET           NET(2)     VALUE
                                                        ------------ ----------- ------------- --------------- ------------ --------
Investments:(3)
  Fixed maturity AFS securities:
     Corporate bonds                                       $2,117       $ (42)         $ 53            $279        $ (54)   $2,353
     U.S. Government bonds                                      3          --            --              (4)           3         2
     Foreign government bonds                                  92          --             8              (4)          17       113
     MBS:
       CMOs                                                    34          (5)            7              (8)          (4)       24
       MPTS                                                   101          --             3              (9)          --        95
       CMBS                                                   252         (47)           84             (72)        (115)      102
     ABS:
       CDOs                                                   153           1            30             (13)          --       171
       CLNs                                                   322          --           278              --         (600)       --
     Hybrid and redeemable preferred securities               150           2           (23)            (15)          --       114
  Equity AFS securities:
     Insurance securities                                      43          --             2             (12)          --        33
     Other financial services securities                       22          --             7              (5)          --        24
     Other securities                                          23          --            (1)             12           --        34
  Trading securities                                           90           2           (10)             (7)          (1)       74
  Derivative investments                                    1,238        (166)            7             415           --     1,494
Future contract benefits:(4)
  Indexed annuity contracts embedded derivatives             (419)        (81)           --               3           --      (497)
  GLB reserves embedded derivatives                          (676)        268            --              --           --      (408)
VIEs' liabilities -- derivative instruments(5)                 --          16            --              --         (225)     (209)
Other liabilities:
  Deferred compensation plans embedded derivatives(6)        (314)        (33)           --              32           --      (315)
  Credit default swaps(7)                                     (65)          7            --              42           --       (16)
                                                        ------------ ----------- ------------- --------------- ------------ --------
       Total, net                                          $3,166       $ (78)         $445            $634        $(979)   $3,188
                                                        ============ =========== ============= =============== ============ ========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                                               FOR THE YEAR ENDED DECEMBER 31, 2009
                                                        ----------------------------------------------------------------------------
                                                                                    GAINS          SALES,      TRANSFERS
                                                                       ITEMS       (LOSSES)      ISSUANCES,      IN OR
                                                                     INCLUDED         IN        MATURITIES,       OUT
                                                          BEGINNING     IN            OCI       SETTLEMENTS,       OF        ENDING
                                                             FAIR       NET           AND          CALLS,        LEVEL 3,     FAIR
                                                            VALUE     INCOME        OTHER(1)        NET           NET(2)     VALUE
                                                        ------------ ----------- ------------- --------------- ------------ --------
Investments:(3)
  Fixed maturity AFS securities:
     Corporate bonds                                      $ 2,383       $ (46)         $317          $ (161)       $(376)   $2,117
     U.S. Government bonds                                      3          --            --              --           --         3
     Foreign government bonds                                  60           1             2              10           19        92
     MBS:
       CMOs                                                   160          (7)           34             (13)        (140)       34
       MPTS                                                    18          --             1              97          (15)      101
       CMBS                                                   238           1            57             (44)          --       252
     ABS:
       CDOs                                                   150         (35)           61             (21)          (2)      153
       CLNs                                                    50          --           272              --           --       322
     State and municipal bonds                                117          --            (1)            (17)         (99)       --
     Hybrid and redeemable preferred securities               113         (21)           47               3            8       150
  Equity AFS securities:
     Insurance securities                                      50          (7)           20             (20)          --        43
     Other financial services securities                       20          (2)            7              (3)          --        22
     Other securities                                          23           2            (1)             (1)          --        23
  Trading securities                                           77          35            --              (7)         (15)       90
  Derivative investments                                       78         (87)           (7)          1,254           --     1,238
Future contract benefits:(4)
  Indexed annuity contracts embedded derivatives             (252)        (75)           --             (92)          --      (419)
  GLB reserves embedded derivatives                        (2,904)      2,228            --              --           --      (676)
Other liabilities:
  Deferred compensation plans embedded derivatives(6)        (223)        (50)           --             (41)          --      (314)
  Credit default swaps(7)                                     (51)        (37)           --              23           --       (65)
                                                        ------------ ----------- ------------- --------------- ------------ --------
       Total, net                                           $ 110      $1,900          $809           $ 967        $(620)   $3,166
                                                        ============ =========== ============= =============== ============ ========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

22. FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

                                                                                 FOR THE YEAR ENDED DECEMBER 31, 2008
                                                       --------------------------------------------------------------------------
                                                                                 GAINS          SALES,      TRANSFERS
                                                                    ITEMS       (LOSSES)      ISSUANCES,      IN OR
                                                                  INCLUDED         IN        MATURITIES,       OUT
                                                       BEGINNING     IN            OCI       SETTLEMENTS,       OF        ENDING
                                                          FAIR       NET           AND          CALLS,        LEVEL 3,     FAIR
                                                         VALUE     INCOME        OTHER(1)        NET           NET(2)     VALUE
                                                       ---------- ----------- ------------- --------------- ------------ --------
Investments:(3)
  Fixed maturity AFS securities:
     Corporate bonds                                    $2,461      $ (150)       $ (442)          $ (10)       $ 524    $ 2,383
     U.S. Government bonds                                   3          --            --              --           --          3
     Foreign government bonds                               79          --           (12)             (7)          --         60
     MBS:
       CMOs                                                275         (21)          (53)            (12)         (29)       160
       MPTS                                                 52          --           (11)              1          (24)        18
       CMBS                                                362          --          (193)             27           42        238
     ABS:
       CDOs                                                184           1           (85)             50           --        150
       CLNs                                                660          --          (360)             --         (250)        50
     State and municipal bonds                             138          --            (2)            (32)          13        117
     Hybrid and redeemable preferred securities            111          --           (41)             35            8        113
  Equity AFS securities:
     Banking securities                                     --          (1)           --               1           --         --
     Insurance securities                                    2          (1)          (18)             67           --         50
     Other financial services securities                    35         (23)           (2)             10           --         20
     Other securities                                       17          (5)            3               8           --         23
  Trading securities                                       107         (28)           --             (13)          11         77
  Derivative investments                                   195        (237)           29              91           --         78
Future contract benefits:(4)
  Indexed annuity contracts embedded derivatives          (389)        196            --             (59)          --       (252)
  GLB reserves embedded derivatives                       (279)     (2,625)           --              --           --     (2,904)
Other liabilities:
  Deferred compensation plans embedded derivatives(6)     (271)         43            --               5           --       (223)
  Credit default swaps(7)                                   --         (51)           --              --           --        (51)
                                                       ---------- ----------- ------------- --------------- ------------ ----------
       Total, net                                       $3,742     $(2,902)      $(1,187)           $162        $ 295      $ 110
                                                       ========== =========== ============= =============== ============ ==========

(1) The changes in fair value of the interest rate swaps are offset by an adjustment to derivative investments. See "Derivatives Instruments Designated and Qualifying as Fair Value Hedges" section in Note 6.

(2) Transfers in or out of Level 3 for AFS and trading securities are displayed at amortized cost as of the beginning-of-period. For AFS and trading securities, the difference between beginning-of-year amortized cost and beginning-of-year fair value was included in OCI and earnings, respectively, in prior years.

(3) Amortization and accretion of premiums and discounts are included in net investment income on our Consolidated Statements of Income (Loss). Gains (losses) from sales, maturities, settlements and calls and OTTI are included in realized gain (loss) on our Consolidated Statements of Income
     (Loss).

(4) Gains (losses) from sales, maturities, settlements and calls are included in realized gain (loss) on our Consolidated Statements of Income (Loss).

(5) The changes in fair value of the credit default swaps and contingency forwards are included in realized gain (loss) on our Consolidated Statements of Income (Loss).

(6) Deferrals and subsequent changes in fair value for the participants' investment options are reported in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

(7) Gains (losses) from sales, maturities, settlements and calls are included in net investment income on our Consolidated Statements of Income (Loss).

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The following summarizes changes in unrealized gains (losses) included in net income, excluding any impact of amortization of DAC, VOBA, DSI and DFEL and changes in future contract benefits, related to financial instruments carried at fair value classified within Level 3 that we still held (in millions):

                                         FOR THE YEARS ENDED
                                             DECEMBER 31,
                                -----------------------------------
                                 2010          2009         2008
                                -------- --------------- ----------
Investments:(1)
  Trading securities             $ --            $ 33      $ (23)
  Derivative investments         (163)            (86)      (129)
Future contract benefits:(1)
  Indexed annuity contracts
     embedded derivatives          44             (17)        23
  GLB reserves embedded
     derivatives                  419           2,366     (1,061)
VIEs' liabilities -- derivative
  instruments(1)                   16              --         --
Other liabilities:
  Deferred compensation
     plans embedded
     derivatives(2)               (33)            (50)        43
  Credit default swaps(3)         (12)            (14)       (51)
                                -------- --------------- ----------
     Total, net                 $ 271          $2,232    $(1,198)
                                ======== =============== ==========

(1)  Included in realized gain (loss) on our Consolidated Statements of Income
     (Loss).

(2) Included in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

(3)  Included in net investment income on our Consolidated Statements of Income
     (Loss).


The following provides the components of the transfers in and out of Level 3 (in millions) as reported above:

                                     FOR THE YEAR ENDED
                                     DECEMBER 31, 2010
                             -------------------------------
                             TRANSFERS   TRANSFERS
                               IN TO       OUT OF
                             LEVEL 3       LEVEL 3    TOTAL
                             ---------- ----------- --------
Investments:
  Fixed maturity AFS
     securities:
     Corporate bonds           $ 144       $(198)   $ (54)
     U.S. Government bonds         3          --        3
     Foreign government
        bonds                     17          --       17
     MBS:
        CMOs                      --          (4)      (4)
        CMBS                       3        (118)    (115)
     ABS CLNs                     --        (600)    (600)
  Trading securities              --          (1)      (1)
Future contract benefits:
  VIEs' liabilities --
     derivative instruments     (225)         --     (225)
                             ---------- ----------- --------
           Total, net          $ (58)      $(921)   $(979)
                             ========== =========== ========

Transfers in and out of Level 3 are generally the result of observable market information on a security no longer being available or becoming available to our pricing vendors. For the year ended December 31, 2010, our corporate bonds and CMBS transfers in and out were attributable primarily to the securities' observable market information being available or no longer being available, respectively, and the ABS CLNs transfer out of Level 3 and VIEs' liabilities - derivative instruments transfer into Level 3 are related to new accounting guidance that is discussed in Note 4. For the year ended December 31, 2010, there were no significant transfers between Level 1 and 2 of the fair value hierarchy.

23. SEGMENT INFORMATION

We provide products and services in two operating businesses and report results through four business segments as follows:

BUSINESS               CORRESPONDING SEGMENTS
--------------------   ----------------------
Retirement Solutions   Annuities
                       Defined Contribution
Insurance Solutions    Life Insurance
                       Group Protection

We also have Other Operations, which includes the financial data for operations that are not directly related to the business segments. Our reporting segments reflect the manner by which our chief operating decision makers view and manage the business. The following is a brief description of these segments and Other Operations.

RETIREMENT SOLUTIONS

The Retirement Solutions business provides its products through two segments:
Annuities and Defined Contribution. The Annuities segment provides tax-deferred investment growth and lifetime income opportunities for its clients by offering individual fixed annuities, including indexed annuities and variable annuities. The Defined Contribution segment provides employer-sponsored variable and fixed annuities, defined benefit, individual retirement accounts and mutual-fund based programs in the retirement plan marketplaces.

INSURANCE SOLUTIONS

The Insurance Solutions business provides its products through two segments:
Life Insurance and Group Protection.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

The Life Insurance segment offers wealth protection and transfer opportunities through term insurance, a linked-benefit product (which is a UL policy linked with riders that provide for long-term care costs) and both single and survivorship versions of UL and VUL, including corporate-owned UL and VUL insurance and bank-owned UL and VUL insurance products. The Group Protection segment offers group life, disability and dental insurance to employers, and its products are marketed primarily through a national distribution system of regional group offices. These offices develop business through employee benefit brokers, third-party administrators and other employee benefit firms.

OTHER OPERATIONS

Other Operations includes investments related to excess capital, investments in media properties and other corporate investments; benefit plan net liability; the unamortized deferred gain on indemnity reinsurance related to the sale of reinsurance to Swiss Re in 2001; the results of certain disability income business due to the rescission of a reinsurance agreement with Swiss Re; the Institutional Pension business, which is a closed-block of pension business, the majority of which was sold on a group annuity basis, and is currently in run-off; and debt costs. We are actively managing our remaining radio station clusters to maximize performance and future value.

Segment operating revenues and income (loss) from operations are internal measures used by our management and Board of Directors to evaluate and assess the results of our segments. Income (loss) from operations is GAAP net income excluding the after-tax effects of the following items, as applicable:

- Realized gains and losses associated with the following ("excluded realized gain (loss)"):

     -    Sale or disposal of securities;

     -    Impairments of securities;

     - Change in the fair value of derivative instruments, embedded derivatives within certain reinsurance arrangements and our trading securities;

     - Change in the fair value of the derivatives we own to hedge our GDB riders within our variable annuities;

     - Change in the GLB embedded derivative reserves, net of the change in the fair value of the derivatives we own to hedge the changes in the embedded derivative reserves; and

     - Changes in the fair value of the embedded derivative liabilities related to index call options we may purchase in the future to hedge contract holder index allocations applicable to future reset periods for our indexed annuity products accounted for under the Derivatives and Hedging and the Fair Value Measurements and Disclosures Topics of the FASB ASC.

-    Change in reserves accounted for under the Financial Services - Insurance
     - Claim Costs and Liabilities for Future Policy Benefits Subtopic of the FASB ASC resulting from benefit ratio unlocking on our GDB and GLB riders ("benefit ratio unlocking");

-    Income (loss) from the initial adoption of new accounting standards;

- Income (loss) from reserve changes (net of related amortization) on business sold through reinsurance;

-    Gain (loss) on early extinguishment of debt;

-    Losses from the impairment of intangible assets; and

-    Income (loss) from discontinued operations.

Operating revenues represent GAAP revenues excluding the pre-tax effects of the following items, as applicable:

-    Excluded realized gain (loss);

- Amortization of DFEL arising from changes in GDB and GLB benefit ratio unlocking;

- Amortization of deferred gains arising from the reserve changes on business sold through reinsurance; and

-    Revenue adjustments from the initial adoption of new accounting standards.

We use our prevailing corporate federal income tax rate of 35% while taking into account any permanent differences for events recognized differently in our financial statements and federal income tax returns when reconciling our non-GAAP measures to the most comparable GAAP measure. Operating revenues and income (loss) from operations do not replace revenues and net income as the GAAP measures of our consolidated results of operations.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

23. SEGMENT INFORMATION (CONTINUED)

Segment information (in millions) was as follows:

                                    FOR THE YEARS ENDED
                                       DECEMBER 31,
                             -----------------------------------
                               2010         2009         2008
                             --------- --------------- ---------
REVENUES
Operating revenues:
  Retirement Solutions:
     Annuities               $2,412          $2,085    $2,191
     Defined Contribution       970             911       913
                             --------- --------------- ---------
        Total Retirement
           Solutions          3,382           2,996     3,104
                             --------- --------------- ---------
  Insurance Solutions:
     Life Insurance           4,156           3,990     4,005
     Group Protection         1,831           1,713     1,640
                             --------- --------------- ---------
        Total Insurance
           Solutions          5,987           5,703     5,645
                             --------- --------------- ---------
  Other Operations              470             449       433
Excluded realized
  gain (loss), pre-tax         (317)           (643)     (863)
Amortization of deferred
  gains from reserve changes
  on business sold through
  reinsurance, pre-tax            3               3         3
Amortization of DFEL
  associated with benefit
  ratio unlocking, pre-tax       --              --         1
                             --------- --------------- ---------
     Total revenues          $9,525          $8,508    $8,323
                             ========= =============== =========

                                      FOR THE YEARS ENDED
                                         DECEMBER 31,
                               ----------------------------------
                                 2010            2009     2008
                               --------- --------------- --------
NET INCOME (LOSS)
Income (loss) from operations:
  Retirement Solutions:
     Annuities                  $ 463           $ 355    $ 154
     Defined Contribution         146             124      117
                               --------- --------------- --------
        Total Retirement
           Solutions              609             479      271
                               --------- --------------- --------
  Insurance Solutions:
     Life Insurance               595             617      489
     Group Protection              72             124      104
                               --------- --------------- --------
        Total Insurance
           Solutions              667             741      593
                               --------- --------------- --------
  Other Operations                  3              (7)     (47)
Excluded realized gain
  (loss), after-tax              (206)           (418)    (561)
Income (expense) from
  reserve changes (net of
  related amortization) on
  business sold through
  reinsurance, after-tax            2               2        2
Impairment of intangibles,
  after-tax                        --            (709)      --
Benefit ratio unlocking,
  after-tax                        --              --       (4)
                               --------- --------------- --------
     Net income (loss)         $1,075            $ 88    $ 254
                               ========= =============== ========

                                 FOR THE YEARS ENDED
                                    DECEMBER 31,
                             --------------------------
                               2010     2009      2008
                             ------ ------------ ------
NET INVESTMENT INCOME
Retirement Solutions:
  Annuities                  $1,107       $1,020  $ 958
  Defined Contribution          769          732    695
                             ------ ------------ ------
     Total Retirement
        Solutions             1,876        1,752  1,653
                             ------ ------------ ------
Insurance Solutions:
  Life Insurance              2,040        1,827  1,867
  Group Protection              141          127    117
                             ------ ------------ ------
     Total Insurance
        Solutions             2,181        1,954  1,984
                             ------ ------------ ------
Other Operations                305          300    338
                             ------ ------------ ------
        Total net investment
           income            $4,362       $4,006 $3,975
                             ====== ============ ======

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

23. SEGMENT INFORMATION (CONTINUED)

                                  FOR THE YEARS ENDED
                                     DECEMBER 31,
                              --------------------------
                                2010     2009      2008
                              ------ ------------ ------
AMORTIZATION OF DAC AND
  VOBA, NET OF INTEREST
Retirement Solutions:
  Annuities                    $ 402         $356  $ 729
  Defined Contribution            78           71    130
                              ------ ------------ ------
     Total Retirement
        Solutions                480          427    859
                              ------ ------------ ------
Insurance Solutions:
  Life Insurance                 492          519    519
  Group Protection                46           46     36
                              ------ ------------ ------
     Total Insurance
        Solutions                538          565    555
                              ------ ------------ ------
        Total amortization of
           DAC and VOBA,
           net of interest    $1,018         $992 $1,414
                              ====== ============ ======

                                           FOR THE YEARS ENDED
                                             DECEMBER 31,
                                ---------------------------------
                                  2010         2009        2008
                                -------- --------------- --------
FEDERAL INCOME TAX
  EXPENSE (BENEFIT)
Retirement Solutions:
  Annuities                      $ 91            $ 42    $ (76)
  Defined Contribution             55              45       26
                                -------- --------------- --------
     Total Retirement
        Solutions                 146              87      (50)
                                -------- --------------- --------
Insurance Solutions:
  Life Insurance                  279             271      240
  Group Protection                 38              67       56
                                -------- --------------- --------
     Total Insurance
        Solutions                 317             338      296
                                -------- --------------- --------
Other Operations                   (6)            (21)     (11)
Excluded realized gain (loss)    (111)           (225)    (302)
Reserve changes (net of
  related amortization)
  on business sold through
  reinsurance                       1               1        1
Impairment of intangibles          --             (16)      --
Benefit ratio unlocking            --              (1)      (2)
                                -------- --------------- --------
        Total federal income
           tax expense
           (benefit)            $ 347           $ 163    $ (68)
                                ======== =============== ========


                                AS OF DECEMBER 31,
                                ------------------
                                    2010      2009
                                -------- ---------
ASSETS
Retirement Solutions:
  Annuities                     $ 91,789  $ 80,700
  Defined Contribution            28,563    26,689
                                -------- ---------
     Total Retirement Solutions  120,352   107,389
                                -------- ---------
Insurance Solutions:
  Life Insurance                  55,083    50,825
  Group Protection                 3,254     2,845
                                -------- ---------
     Total Insurance Solutions    58,337    53,670
                                -------- ---------
Other Operations                  13,323    13,148
                                -------- ---------
        Total assets            $192,012  $174,207
                                ======== =========

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

24. SUPPLEMENTAL DISCLOSURES OF CASH FLOW DATA

The following summarizes our supplemental cash flow data (in millions):

                                         FOR THE YEARS ENDED
                                             DECEMBER 31,
                                   ----------------------------
                                   2010      2009        2008
                                   ---- --------------- -------
Interest paid                      $ 94         $ 96    $ 81
Income taxes paid (received)        345          (15)    (23)
Significant non-cash investing
  and financing transactions:
  Funds withheld agreement
     with LNBAR:
     Carrying value of assets      $ --        $ 790    $ --
     Carrying value of liabilities   --         (790)     --
                                   ---- --------------- -------
        Total acquired from
           LNBAR                   $ --         $ --    $ --
                                   ==== =============== =======
  Capital contribution of LFM:
     Carrying value of assets
        (includes cash and
        invested cash)             $ --        $ 364    $ --
     Carrying value of liabilities   --          (84)     --
                                   ---- --------------- -------
        Total capital contribution
           of LFM                  $ --        $ 280    $ --
                                   ==== =============== =======

                                      FOR THE YEARS ENDED
                                          DECEMBER 31,
                                 --------------------------------
                                 2010         2009        2008
                                 ---- --------------- -----------
Reinsurance assumed from FPP:
  Carrying value of assets       $ --         $ 63        $ --
  Carrying value of liabilities    --          (63)         --
                                 ---- --------------- --- -------
     Total reinsurance assumed
        from FPP                 $ --         $ --        $ --
                                 ==== =============== ===========
Sale of subsidiaries/business
  Proceeds from sale of
     subsidiaries/business       $ --          $ 6        $ --
  Assets disposed (includes
     cash and invested cash)       --           (5)         --
                                 ---- --------------- --- -------
     Gain on sale of subsidiary/
        business                 $ --          $ 1        $ --
                                 ==== =============== ===========
Reinsurance ceded to LNBAR:
  Carrying value of assets       $188         $ --       $ 360
  Carrying value of liabilities  (188)          --        (360)
                                 ---- --------------- -----------
     Total reinsuranced ceded
        to LNBAR                 $ --         $ --        $ --
                                 ==== =============== ===========

25. TRANSACTIONS WITH AFFILIATES

Transactions with affiliates (in millions) recorded on our consolidated financial statements were as follows:

                                       AS OF DECEMBER 31,
                                     ---------------------
                                        2010       2009
                                     -------- ------------
Assets with affiliates:
  Corporate bonds(1)                   $ 100      $   100
  Reinsurance on ceded reinsurance
     contracts(2)                      2,322        2,414
  Reinsurance on assumed
     reinsurance contracts(3)            417          417
  Cash management agreement
     investment(4)                       173          142
  Service agreement receivable(4)        (12)         (51)
Liabilities with affiliates:
  Inter-company short-term debt(5)        10           21
  Inter-company long-term debt(6)      2,179        1,675

                                           FOR THE YEARS ENDED
                                              DECEMBER 31,
                                ---------------------------------
                                  2010         2009       2008
                                -------- --------------- --------
Revenues with affiliates:
  Premiums paid on ceded
     reinsurance contracts(7)   $(308)          $(235)   $(222)
  Net investment income on
     cash management
     agreement(8)                  --               1       11
  Fees for management of
     general account(8)            --             (68)     (65)
Benefits and expenses with
  affiliates:
  Reinsurance (recoveries)
     benefits on ceded
     reinsurance contracts(9)    (765)           (158)    (655)
  Service agreement
     payments(10)                 (58)             21       (2)
  Transfer pricing
     arrangement(10)               --             (32)     (32)
  Interest expense on
     inter-company debt(11)        98              90       83

(1)  Reported in fixed maturity AFS securities on our Consolidated Balance
     Sheets.

(2)  Reported in reinsurance recoverables on our Consolidated Balance Sheets.

(3) Reported in reinsurance related embedded derivatives on our Consolidated Balance Sheets.

(4)  Reported in other assets on our Consolidated Balance Sheets.

THE LINCOLN NATIONAL LIFE INSURANCE COMPANY

25. TRANSACTIONS WITH AFFILIATES (CONTINUED)

(5)  Reported in short-term debt on our Consolidated Balance Sheets.

(6)  Reported in long-term debt on our Consolidated Balance Sheets.

(7)  Reported in insurance premiums on our Consolidated Statements of Income
     (Loss).

(8)  Reported in net investment income on our Consolidated Statement of Income
     (Loss).

(9)  Reported in benefits on our Consolidated Statements of Income (Loss).

10) Reported in underwriting, acquisition, insurance and other expenses on our Consolidated Statements of Income (Loss).

(11) Reported in interest and debt expense on our Consolidated Statements of Income (Loss).


CORPORATE BONDS
LNC issues corporate bonds to us for a predetermined face value to be repaid by LNC at a predetermined maturity with a specified interest rate. We purchase these investments for our segmented portfolios that have yield, duration and other characteristics.

CASH MANAGEMENT AGREEMENT
In order to manage our capital more efficiently, we participate in an inter-company cash management program where LNC can lend to or borrow from us to meet short-term borrowing needs. The cash management program is essentially a series of demand loans, which are permitted under applicable insurance laws, among LNC and its affiliates that reduces overall borrowing costs by allowing LNC and its subsidiaries to access internal resources instead of incurring third-party transaction costs. The borrowing and lending limit is currently the lesser of 3% of our admitted assets and 25% of its surplus, in both cases, as of its most recent year end.

SERVICE AGREEMENT
In accordance with service agreements with LNC and other subsidiaries of LNC for personnel and facilities usage, general management services and investment management services, we receive services from and provide services to affiliated companies and also receive an allocation of corporate overhead from LNC. Corporate overhead expenses are assigned based on specific methodologies for each function. The majority of the expenses are assigned based on the following methodologies: assets by product, assets under management, weighted number of policy applications, weighted policies in force and sales.

FEES FOR MANAGEMENT OF GENERAL ACCOUNT AND TRANSFER PRICING ARRANGEMENT
On January 4, 2010, LNC closed on a purchase and sale agreement pursuant to which all of the outstanding capital stock of Delaware Management Holdings, Inc. ("Delaware") was sold. In addition, we entered into investment advisory agreements with Delaware, pursuant to which Delaware will continue to manage the majority of our general account insurance assets.

A transfer pricing arrangement is in place between LFD and Delaware related to the wholesaling of Delaware's investment products.

CEDED REINSURANCE CONTRACTS
As discussed in Note 9, we cede and accept reinsurance from affiliated companies. We cede certain guaranteed benefit risks (including certain GDB and GWB benefits) to LNBAR. We also cede reserves related to certain risks for certain UL policies, which resulted from recent actuarial reserving guidelines.

As discussed in Note 3, we cede to LNBAR the risk under certain UL contracts for no-lapse benefit guarantees.

Substantially all reinsurance ceded to affiliated companies is with unauthorized companies. To take a reserve credit for such reinsurance, we hold assets from the reinsurer, including funds held under reinsurance treaties, and are the beneficiary on letters of credit aggregating $1.8 billion and $2.4 billion as of December 31, 2010 and 2009, respectively. The letters of credit are issued by banks and represent guarantees of performance under the reinsurance agreement, and are guaranteed by LNC.

                    LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

STATEMENTS OF ASSETS AND LIABILITIES

DECEMBER 31, 2010

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                                 CONTRACT                     CONTRACT    GUARANTEE
                                                                PURCHASES                   REDEMPTIONS    CHARGES
                                                                 DUE FROM                      DUE TO    PAYABLE TO
                                                               THE LINCOLN                  THE LINCOLN  THE LINCOLN
                                                                 NATIONAL                     NATIONAL    NATIONAL
                                                                   LIFE                         LIFE        LIFE
                                                                INSURANCE                    INSURANCE    INSURANCE
SUBACCOUNT                                       INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY      COMPANY      NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class B          $   29,452,922   $   61,380  $   29,514,302    $     --     $ 1,339    $   29,512,963
ABVPSF Growth and Income Class B                  153,900,475           --     153,900,475      14,849       6,679       153,878,947
ABVPSF International Value Class B                177,268,453      111,814     177,380,267          --       6,116       177,374,151
ABVPSF Large Cap Growth Class B                    12,964,047           --      12,964,047         102         572        12,963,373
ABVPSF Small/Mid Cap Value Class B                150,130,429      500,028     150,630,457          --       6,535       150,623,922
American Century VP Inflation
   Protection Class II                            494,166,212       83,732     494,249,944          --      22,643       494,227,301
American Funds Global Growth Class 2              331,538,292           --     331,538,292     213,926      14,405       331,309,961
American Funds Global Small
   Capitalization Class 2                         406,401,930           --     406,401,930     450,545      16,005       405,935,380
American Funds Growth Class 2                   1,945,104,462       58,833   1,945,163,295          --      87,568     1,945,075,727
American Funds Growth-Income Class 2            1,966,070,007           --   1,966,070,007     243,501      83,428     1,965,743,078
American Funds International Class 2              764,307,994           --     764,307,994     338,274      33,867       763,935,853
BlackRock Global Allocation V.I. Class III        616,389,023    1,266,403     617,655,426          --      29,822       617,625,604
Delaware VIP Diversified Income Service Class     997,255,020    1,211,467     998,466,487          --      44,240       998,422,247
Delaware VIP Emerging Markets Service Class       312,590,699      339,406     312,930,105          --      14,154       312,915,951
Delaware VIP High Yield Standard Class             11,623,217           --      11,623,217         152         449        11,622,616
Delaware VIP High Yield Service Class             319,920,469           --     319,920,469     369,921      14,713       319,535,835
Delaware VIP International Value
   Equity Standard Class                              334,619           --         334,619          --          13           334,606
Delaware VIP Limited-Term Diversified
   Income Service Class                           657,313,026    1,097,961     658,410,987          --      24,469       658,386,518
Delaware VIP REIT Standard Class                    5,330,507           --       5,330,507         736         211         5,329,560
Delaware VIP REIT Service Class                   110,526,327       25,238     110,551,565          --       5,002       110,546,563
Delaware VIP Small Cap Value Standard Class         9,525,890        6,273       9,532,163          --         373         9,531,790
Delaware VIP Small Cap Value Service Class        309,637,070           --     309,637,070     193,078      14,303       309,429,689
Delaware VIP Smid Cap Growth
   Standard Class                                   9,439,536        3,184       9,442,720          --         369         9,442,351
Delaware VIP Smid Cap Growth Service Class         84,780,627      187,144      84,967,771          --       3,844        84,963,927
Delaware VIP U.S. Growth Service Class            124,502,378      215,923     124,718,301          --       3,860       124,714,441
Delaware VIP Value Standard Class                   6,183,266       98,207       6,281,473          --         243         6,281,230
Delaware VIP Value Service Class                  125,106,621      306,000     125,412,621          --       5,655       125,406,966
DWS VIP Alternative Asset Allocation
   Plus Class B                                    18,600,811       87,798      18,688,609          --         869        18,687,740
DWS VIP Equity 500 Index Class A                   24,776,584           --      24,776,584       1,775       1,049        24,773,760
DWS VIP Equity 500 Index Class B                   35,025,009           --      35,025,009      16,171       1,611        35,007,227
DWS VIP Small Cap Index Class A                     7,149,686           --       7,149,686         204         313         7,149,169
DWS VIP Small Cap Index Class B                    16,478,059           --      16,478,059      55,417         736        16,421,906
Fidelity VIP Contrafund Service Class 2           938,200,679      628,379     938,829,058          --      42,246       938,786,812
Fidelity VIP Equity-Income Initial Class            6,993,151           --       6,993,151           2         269         6,992,880
Fidelity VIP Equity-Income Service Class 2         45,495,370           --      45,495,370       5,055       2,007        45,488,308
Fidelity VIP Growth Initial Class                   5,653,197           --       5,653,197           9         219         5,652,969
Fidelity VIP Growth Service Class 2                72,729,806        4,356      72,734,162          --       3,407        72,730,755
Fidelity VIP Mid Cap Service Class 2              403,740,103           --     403,740,103      94,011      18,360       403,627,732
Fidelity VIP Overseas Initial Class                 2,285,321           --       2,285,321           8          88         2,285,225
Fidelity VIP Overseas Service Class 2              87,025,083           --      87,025,083      16,071       3,901        87,005,111
FTVIPT Franklin Income Securities Class 2         498,860,342           --     498,860,342      24,356      21,837       498,814,149
FTVIPT Franklin Small-Mid Cap
   Growth Securities Class 2                      115,463,343       12,733     115,476,076          --       5,183       115,470,893
FTVIPT Mutual Shares Securities Class 2           508,637,307      492,572     509,129,879          --      17,419       509,112,460
FTVIPT Templeton Global Bond
   Securities Class 2                             663,996,655           --     663,996,655     232,150      29,151       663,735,354
FTVIPT Templeton Growth Securities Class 2         63,355,539           --      63,355,539      12,069       2,875        63,340,595

See accompanying notes.

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                                 CONTRACT                     CONTRACT    GUARANTEE
                                                                PURCHASES                   REDEMPTIONS    CHARGES
                                                                 DUE FROM                      DUE TO    PAYABLE TO
                                                               THE LINCOLN                  THE LINCOLN  THE LINCOLN
                                                                 NATIONAL                     NATIONAL    NATIONAL
                                                                   LIFE                         LIFE        LIFE
                                                                INSURANCE                    INSURANCE    INSURANCE
SUBACCOUNT                                       INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY      COMPANY      NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Large Cap Value
   Service Class                               $   94,188,587   $  111,807  $   94,300,394    $     --      $ 2,315   $   94,298,079
Invesco V.I. Capital Appreciation Series I          3,167,707           --       3,167,707           5          125        3,167,577
Invesco V.I. Capital Appreciation Series II         1,684,479            8       1,684,487          --           75        1,684,412
Invesco V.I. Core Equity Series I                  10,647,234           --      10,647,234          24          431       10,646,779
Invesco V.I. Core Equity Series II                  3,809,256           --       3,809,256          28          161        3,809,067
Invesco V.I. International Growth Series I          3,841,028           --       3,841,028          --          155        3,840,873
Invesco V.I. International Growth Series II         3,412,517           --       3,412,517          21          149        3,412,347
Janus Aspen Series Balanced Service Class          23,954,408           --      23,954,408      47,356        1,033       23,906,019
Janus Aspen Series Enterprise Service Class         8,186,405           --       8,186,405          82          357        8,185,966
Janus Aspen Series Worldwide Service Class          1,893,160           --       1,893,160          --           80        1,893,080
LVIP American Global Growth Service Class II        2,549,397      119,818       2,669,215          --          110        2,669,105
LVIP American Global Small Capitalization
   Service Class II                                 3,284,591      191,170       3,475,761          --          160        3,475,601
LVIP American Growth Service Class II              12,222,342      279,938      12,502,280          --          587       12,501,693
LVIP American Growth-Income Service Class II        8,475,943      231,543       8,707,486          --          412        8,707,074
LVIP American International Service Class II        5,896,216      125,976       6,022,192          --          280        6,021,912
LVIP Baron Growth Opportunities
   Service Class                                   88,046,566           --      88,046,566     125,370        4,046       87,917,150
LVIP BlackRock Inflation Protected Bond
   Service Class                                   14,013,741      122,736      14,136,477          --          680       14,135,797
LVIP Capital Growth Service Class                 145,143,291           --     145,143,291     504,412        3,858      144,635,021
LVIP Cohen & Steers Global Real Estate
   Service Class                                   72,674,014           --      72,674,014      24,638        3,313       72,646,063
LVIP Columbia Value Opportunities
   Service Class                                   15,075,418      153,514      15,228,932          --          688       15,228,244
LVIP Delaware Bond Standard Class                 203,063,801           --     203,063,801     115,781        9,051      202,938,969
LVIP Delaware Bond Service Class                1,496,363,181    1,052,915   1,497,416,096          --       57,447    1,497,358,649
LVIP Delaware Diversified Floating Rate
   Service Class                                   11,877,043      442,369      12,319,412          --          579       12,318,833
LVIP Delaware Foundation Aggressive
   Allocation Standard Class                       13,018,509           --      13,018,509         435          601       13,017,473
LVIP Delaware Foundation Aggressive
   Allocation Service Class                        29,718,286           --      29,718,286      48,925        1,409       29,667,952
LVIP Delaware Growth and Income
   Service Class                                   35,502,391       20,529      35,522,920          --        1,581       35,521,339
LVIP Delaware Social Awareness
   Standard Class                                  12,406,734           --      12,406,734          47          555       12,406,132
LVIP Delaware Social Awareness
   Service Class                                   49,240,242           --      49,240,242       4,593        2,161       49,233,488
LVIP Delaware Special Opportunities
   Service Class                                   26,929,988      291,560      27,221,548          --        1,201       27,220,347
LVIP Global Income Service Class                  235,182,745      732,694     235,915,439          --       10,424      235,905,015
LVIP Janus Capital Appreciation
   Standard Class                                   2,825,619           --       2,825,619           3          131        2,825,485
LVIP Janus Capital Appreciation Service Class      63,634,037       27,797      63,661,834          --        2,978       63,658,856
LVIP JPMorgan High Yield Service Class              3,171,835       75,281       3,247,116          --          154        3,246,962
LVIP MFS International Growth Service Class        96,858,831       41,121      96,899,952          --        3,525       96,896,427
LVIP MFS Value Service Class                      409,366,474      418,373     409,784,847          --       13,670      409,771,177
LVIP Mid-Cap Value Service Class                   40,810,224           --      40,810,224       7,100        1,839       40,801,285
LVIP Mondrian International Value
   Standard Class                                  22,439,723           --      22,439,723      14,893        1,026       22,423,804

See accompanying notes.

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                                 CONTRACT                     CONTRACT    GUARANTEE
                                                                PURCHASES                   REDEMPTIONS    CHARGES
                                                                 DUE FROM                      DUE TO    PAYABLE TO
                                                               THE LINCOLN                  THE LINCOLN  THE LINCOLN
                                                                 NATIONAL                     NATIONAL    NATIONAL
                                                                   LIFE                         LIFE        LIFE
                                                                INSURANCE                    INSURANCE    INSURANCE
SUBACCOUNT                                       INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY      COMPANY      NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
LVIP Mondrian International Value
   Service Class                               $  111,490,217   $       --  $  111,490,217    $ 25,652     $ 4,954    $  111,459,611
LVIP Money Market Standard Class                   66,690,777           --      66,690,777       2,220       2,882        66,685,675
LVIP Money Market Service Class                   343,552,049           --     343,552,049     569,291      15,957       342,966,801
LVIP SSgA Bond Index Service Class                948,478,634      340,893     948,819,527          --      44,479       948,775,048
LVIP SSgA Conservative Index Allocation
   Service Class                                    2,703,359      241,095       2,944,454          --         144         2,944,310
LVIP SSgA Conservative Structured Allocation
   Service Class                                    9,998,682      596,661      10,595,343          --         493        10,594,850
LVIP SSgA Developed International 150
   Service Class                                  138,244,165       55,422     138,299,587          --       6,476       138,293,111
LVIP SSgA Emerging Markets 100
   Service Class                                  168,340,941      120,635     168,461,576          --       7,864       168,453,712
LVIP SSgA Global Tactical Allocation
   Service Class                                   64,343,813           --      64,343,813     343,847       2,914        63,997,052
LVIP SSgA International Index Service Class       198,529,872      103,165     198,633,037          --       9,243       198,623,794
LVIP SSgA Large Cap 100 Service Class             289,275,649           --     289,275,649       7,223      13,671       289,254,755
LVIP SSgA Moderate Index Allocation
   Service Class                                    3,975,865      144,714       4,120,579          --         174         4,120,405
LVIP SSgA Moderate Structured Allocation
   Service Class                                   27,343,157    1,215,280      28,558,437          --       1,361        28,557,076
LVIP SSgA Moderately Aggressive Index
   Allocation Service Class                         4,673,551    1,174,574       5,848,125          --         223         5,847,902
LVIP SSgA Moderately Aggressive Structured
   Allocation Service Class                        15,919,430      158,520      16,077,950          --         799        16,077,151
LVIP SSgA S&P 500 Index Standard Class              2,012,856           --       2,012,856          11          90         2,012,755
LVIP SSgA S&P 500 Index Service Class             419,441,313           --     419,441,313     511,046      19,699       418,910,568
LVIP SSgA Small-Cap Index Service Class           122,970,660           --     122,970,660     276,522       5,756       122,688,382
LVIP SSgA Small-Mid Cap 200 Service Class          94,907,064           --      94,907,064      26,692       4,497        94,875,875
LVIP T. Rowe Price Growth Stock Service Class      71,067,939      276,877      71,344,816          --       3,290        71,341,526
LVIP T. Rowe Price Structured Mid-Cap
   Growth Standard Class                            2,881,488           --       2,881,488       6,510         134         2,874,844
LVIP T. Rowe Price Structured Mid-Cap
   Growth Service Class                            47,475,160       87,955      47,563,115          --       2,109        47,561,006
LVIP Templeton Growth Service Class               102,380,570       79,763     102,460,333          --       4,475       102,455,858
LVIP Turner Mid-Cap Growth Service Class           29,470,899           --      29,470,899      27,116       1,333        29,442,450
LVIP Wells Fargo Intrinsic Value Service Class     27,483,144       50,735      27,533,879          --       1,230        27,532,649
LVIP Wilshire 2010 Profile Service Class            8,599,695           --       8,599,695          --         397         8,599,298
LVIP Wilshire 2020 Profile Service Class           18,174,391           --      18,174,391          99         810        18,173,482
LVIP Wilshire 2030 Profile Service Class           10,684,055           --      10,684,055      49,787         505        10,633,763
LVIP Wilshire 2040 Profile Service Class            6,193,731       99,667       6,293,398          --         286         6,293,112
LVIP Wilshire Conservative Profile
   Service Class                                  378,847,970           --     378,847,970     155,928      17,714       378,674,328
LVIP Wilshire Moderate Profile Service Class    1,077,817,488      519,884   1,078,337,372          --      51,458     1,078,285,914
LVIP Wilshire Moderately Aggressive Profile
   Service Class                                  650,249,634           --     650,249,634     455,925      30,319       649,763,390
Lord Abbett Fundamental Equity Class VC             9,976,924        6,295       9,983,219          --         251         9,982,968
MFS VIT Core Equity Service Class                   2,729,770           --       2,729,770          --         123         2,729,647
MFS VIT Growth Initial Class                        3,148,374           --       3,148,374          11         122         3,148,241
MFS VIT Growth Service Class                       14,508,145        7,536      14,515,681          --         643        14,515,038
MFS VIT Total Return Initial Class                 14,139,835        1,976      14,141,811          --         551        14,141,260
MFS VIT Total Return Service Class                321,308,840           --     321,308,840     403,411      14,353       320,891,076
MFS VIT Utilities Initial Class                    12,355,335        4,412      12,359,747          --         479        12,359,268

See accompanying notes.

                                                                                                         MORTALITY &
                                                                                                           EXPENSE
                                                                 CONTRACT                     CONTRACT    GUARANTEE
                                                                PURCHASES                   REDEMPTIONS    CHARGES
                                                                 DUE FROM                      DUE TO    PAYABLE TO
                                                               THE LINCOLN                  THE LINCOLN  THE LINCOLN
                                                                 NATIONAL                     NATIONAL    NATIONAL
                                                                   LIFE                         LIFE        LIFE
                                                                INSURANCE                    INSURANCE    INSURANCE
SUBACCOUNT                                       INVESTMENTS     COMPANY     TOTAL ASSETS     COMPANY      COMPANY      NET ASSETS
------------------------------------------------------------------------------------------------------------------------------------
MFS VIT Utilities Service Class                  $176,394,007     $32,194     $176,426,201     $    --      $7,833      $176,418,368
Morgan Stanley UIF Capital Growth Class II          1,257,742          --        1,257,742          --          31         1,257,711
NB AMT Mid-Cap Growth I Class                      53,230,537          --       53,230,537       7,503       2,412        53,220,622
NB AMT Regency I Class                             55,149,491          --       55,149,491       3,319       2,463        55,143,709
Oppenheimer Global Securities Service Class         3,814,702          --        3,814,702          22          93         3,814,587
PIMCO VIT Commodity Real Return
   Advisor Class                                   11,845,225          --       11,845,225       2,387         497        11,842,341
Putnam VT Global Health Care Class IB               2,884,064          --        2,884,064          17         125         2,883,922
Putnam VT Growth & Income Class IB                  2,005,482           4        2,005,486          --          90         2,005,396

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2010

                                                       DIVIDENDS
                                                         FROM         MORTALITY AND          NET
                                                       INVESTMENT        EXPENSE          INVESTMENT
SUBACCOUNT                                               INCOME     GUARANTEE CHARGES   INCOME (LOSS)
-----------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class B                 $   521,120     $   (433,053)     $     88,067
ABVPSF Growth and Income Class B                               --       (2,261,139)       (2,261,139)
ABVPSF International Value Class B                      4,344,892       (1,857,533)        2,487,359
ABVPSF Large Cap Growth Class B                            36,079         (210,108)         (174,029)
ABVPSF Small/Mid Cap Value Class B                        336,059       (1,993,533)       (1,657,474)
American Century VP Inflation Protection Class II       7,364,058       (7,528,176)         (164,118)
American Funds Global Growth Class 2                    4,521,647       (4,683,535)         (161,888)
American Funds Global Small Capitalization Class 2      5,835,266       (4,872,981)          962,285
American Funds Growth Class 2                          12,734,793      (28,870,924)      (16,136,131)
American Funds Growth-Income Class 2                   27,124,526      (28,102,492)         (977,966)
American Funds International Class 2                   14,539,142      (11,304,461)        3,234,681
BlackRock Global Allocation V.I. Class III              6,477,123       (6,704,870)         (227,747)
Delaware VIP Diversified Income Service Class          36,374,642      (14,138,929)       22,235,713
Delaware VIP Emerging Markets Service Class             1,402,666       (4,065,134)       (2,662,468)
Delaware VIP High Yield Standard Class                    611,460         (128,158)          483,302
Delaware VIP High Yield Service Class                  20,748,545       (4,760,009)       15,988,536
Delaware VIP International Value Equity Standard
   Class                                                   13,559           (4,885)            8,674
Delaware VIP Limited-Term Diversified Income Service
   Class                                               10,434,402       (7,232,039)        3,202,363
Delaware VIP REIT Standard Class                          144,040          (73,907)           70,133
Delaware VIP REIT Service Class                         2,514,400       (1,623,659)          890,741
Delaware VIP Small Cap Value Standard Class                57,962         (125,788)          (67,826)
Delaware VIP Small Cap Value Service Class              1,226,260       (4,445,349)       (3,219,089)
Delaware VIP Smid Cap Growth Standard Class                    --          (29,860)          (29,860)
Delaware VIP Smid Cap Growth Service Class                     --         (304,616)         (304,616)
Delaware VIP Trend Standard Class                              --          (90,844)          (90,844)
Delaware VIP Trend Service Class                               --         (860,311)         (860,311)
Delaware VIP U.S. Growth Service Class                         --       (1,020,237)       (1,020,237)
Delaware VIP Value Standard Class                         141,813          (83,446)           58,367
Delaware VIP Value Service Class                        2,519,876       (1,897,090)          622,786
DWS VIP Alternative Asset Allocation Plus Class B          69,878         (160,187)          (90,309)
DWS VIP Equity 500 Index Class A                          463,329         (367,949)           95,380
DWS VIP Equity 500 Index Class B                          559,332         (563,534)           (4,202)
DWS VIP Small Cap Index Class A                            63,182         (107,190)          (44,008)
DWS VIP Small Cap Index Class B                           113,140         (260,513)         (147,373)
Fidelity VIP Contrafund Service Class 2                 8,664,977      (13,521,068)       (4,856,091)
Fidelity VIP Equity-Income Initial Class                  119,743          (97,526)           22,217
Fidelity VIP Equity-Income Service Class 2                688,031         (726,268)          (38,237)
Fidelity VIP Growth Initial Class                          13,890          (73,960)          (60,070)
Fidelity VIP Growth Service Class 2                        19,010         (970,008)         (950,998)
Fidelity VIP Mid Cap Service Class 2                      435,423       (5,196,845)       (4,761,422)
Fidelity VIP Overseas Initial Class                        29,551          (31,744)           (2,193)
Fidelity VIP Overseas Service Class 2                     933,389       (1,220,402)         (287,013)
FTVIPT Franklin Income Securities Class 2              29,217,284       (7,173,670)       22,043,614
FTVIPT Franklin Small-Mid Cap Growth Securities
   Class 2                                                     --       (1,456,014)       (1,456,014)
FTVIPT Mutual Shares Securities Class 2                 6,901,682       (5,214,313)        1,687,369
FTVIPT Templeton Global Bond Securities Class 2         9,369,032      (10,458,999)       (1,089,967)
FTVIPT Templeton Growth Securities Class 2                892,854       (1,071,066)         (178,212)
Goldman Sachs VIT Large Cap Value Service Class           547,845         (445,717)          102,128
Invesco V.I. Capital Appreciation Series I                 22,245          (43,786)          (21,541)
Invesco V.I. Capital Appreciation Series II                 8,861          (27,583)          (18,722)
Invesco V.I. Core Equity Series I                         102,726         (160,716)          (57,990)
Invesco V.I. Core Equity Series II                         29,436          (57,767)          (28,331)
Invesco V.I. International Growth Series I                 83,975          (56,367)           27,608
Invesco V.I. International Growth Series II                61,771          (54,360)            7,411
Janus Aspen Series Balanced Service Class                 610,901         (386,177)          224,724
Janus Aspen Series Enterprise Service Class                    --         (124,664)         (124,664)
Janus Aspen Series Worldwide Service Class                  8,601          (27,691)          (19,090)

                                                                       DIVIDENDS                      NET CHANGE      NET INCREASE
                                                                         FROM          TOTAL              IN           (DECREASE)
                                                            NET           NET           NET           UNREALIZED          IN
                                                         REALIZED      REALIZED       REALIZED     APPRECIATION OR    NET ASSETS
                                                        GAIN (LOSS)     GAIN ON      GAIN (LOSS)     DEPRECIATION      RESULTING
SUBACCOUNT                                            ON INVESTMENTS  INVESTMENTS  ON INVESTMENTS   ON INVESTMENTS  FROM OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class B                 $    326,911    $       --    $    326,911     $  3,542,881    $  3,957,859
ABVPSF Growth and Income Class B                        (9,443,179)           --      (9,443,179)      27,110,122      15,405,804
ABVPSF International Value Class B                      (7,537,796)           --      (7,537,796)      13,178,540       8,128,103
ABVPSF Large Cap Growth Class B                             27,103            --          27,103        1,083,009         936,083
ABVPSF Small/Mid Cap Value Class B                          79,006            --          79,006       29,173,097      27,594,629
American Century VP Inflation Protection Class II        4,437,401            --       4,437,401        9,419,766      13,693,049
American Funds Global Growth Class 2                    (1,624,228)           --      (1,624,228)      32,033,296      30,247,180
American Funds Global Small Capitalization Class 2        (627,381)           --        (627,381)      66,309,880      66,644,784
American Funds Growth Class 2                          (14,223,638)           --     (14,223,638)     312,374,236     282,014,467
American Funds Growth-Income Class 2                   (19,884,171)           --     (19,884,171)     196,483,474     175,621,337
American Funds International Class 2                    (5,429,423)           --      (5,429,423)      43,502,953      41,308,211
BlackRock Global Allocation V.I. Class III               1,487,290     3,518,145       5,005,435       36,508,309      41,285,997
Delaware VIP Diversified Income Service Class           12,734,874     1,907,020      14,641,894       10,745,185      47,622,792
Delaware VIP Emerging Markets Service Class              1,648,785            --       1,648,785       41,760,278      40,746,595
Delaware VIP High Yield Standard Class                     662,817            --         662,817           24,107       1,170,226
Delaware VIP High Yield Service Class                    9,019,747            --       9,019,747        9,563,102      34,571,385
Delaware VIP International Value Equity Standard
   Class                                                   (35,226)           --         (35,226)          54,456          27,904
Delaware VIP Limited-Term Diversified Income Service
   Class                                                 2,892,189     2,748,087       5,640,276        3,335,434      12,178,073
Delaware VIP REIT Standard Class                          (556,874)           --        (556,874)       1,633,527       1,146,786
Delaware VIP REIT Service Class                        (13,626,248)           --     (13,626,248)      34,183,419      21,447,912
Delaware VIP Small Cap Value Standard Class                418,073            --         418,073        2,070,926       2,421,173
Delaware VIP Small Cap Value Service Class                (254,240)           --        (254,240)      74,841,961      71,368,632
Delaware VIP Smid Cap Growth Standard Class                 37,671            --          37,671        1,141,154       1,148,965
Delaware VIP Smid Cap Growth Service Class                 519,934            --         519,934        9,733,756       9,949,074
Delaware VIP Trend Standard Class                           81,463       321,310         402,773        1,168,329       1,480,258
Delaware VIP Trend Service Class                         4,853,669     2,916,236       7,769,905        5,121,804      12,031,398
Delaware VIP U.S. Growth Service Class                   1,834,757            --       1,834,757       12,598,227      13,412,747
Delaware VIP Value Standard Class                         (123,028)           --        (123,028)         831,881         767,220
Delaware VIP Value Service Class                        (4,531,928)           --      (4,531,928)      18,824,468      14,915,326
DWS VIP Alternative Asset Allocation Plus Class B          130,094        77,665         207,759        1,069,637       1,187,087
DWS VIP Equity 500 Index Class A                           (37,193)           --         (37,193)       2,805,656       2,863,843
DWS VIP Equity 500 Index Class B                          (212,906)           --        (212,906)       4,199,868       3,982,760
DWS VIP Small Cap Index Class A                           (246,496)           --        (246,496)       1,756,784       1,466,280
DWS VIP Small Cap Index Class B                         (1,557,454)           --      (1,557,454)       5,030,287       3,325,460
Fidelity VIP Contrafund Service Class 2                (21,286,599)      395,612     (20,890,987)     147,489,977     121,742,899
Fidelity VIP Equity-Income Initial Class                  (500,214)           --        (500,214)       1,340,169         862,172
Fidelity VIP Equity-Income Service Class 2              (3,158,380)           --      (3,158,380)       8,654,080       5,457,463
Fidelity VIP Growth Initial Class                         (436,652)       17,322        (419,330)       1,537,613       1,058,213
Fidelity VIP Growth Service Class 2                     (1,217,468)      207,940      (1,009,528)      13,693,008      11,732,482
Fidelity VIP Mid Cap Service Class 2                      (630,887)    1,043,171         412,284       81,108,071      76,758,933
Fidelity VIP Overseas Initial Class                       (111,176)        4,030        (107,146)         334,873         225,534
Fidelity VIP Overseas Service Class 2                   (2,923,282)      154,705      (2,768,577)      11,473,228       8,417,638
FTVIPT Franklin Income Securities Class 2               (5,423,198)           --      (5,423,198)      30,172,761      46,793,177
FTVIPT Franklin Small-Mid Cap Growth Securities
   Class 2                                                (179,118)           --        (179,118)      23,129,502      21,494,370
FTVIPT Mutual Shares Securities Class 2                 (4,661,807)           --      (4,661,807)      45,096,788      42,122,350
FTVIPT Templeton Global Bond Securities Class 2         14,041,680     1,694,883      15,736,563       61,693,500      76,340,096
FTVIPT Templeton Growth Securities Class 2              (5,191,986)           --      (5,191,986)       8,497,461       3,127,263
Goldman Sachs VIT Large Cap Value Service Class             85,804            --          85,804        7,714,199       7,902,131
Invesco V.I. Capital Appreciation Series I                (160,867)           --        (160,867)         567,814         385,406
Invesco V.I. Capital Appreciation Series II                (78,129)           --         (78,129)         311,975         215,124
Invesco V.I. Core Equity Series I                           13,297            --          13,297          830,740         786,047
Invesco V.I. Core Equity Series II                           5,377            --           5,377          288,324         265,370
Invesco V.I. International Growth Series I                 286,147            --         286,147           53,062         366,817
Invesco V.I. International Growth Series II                168,046            --         168,046          160,538         335,995
Janus Aspen Series Balanced Service Class                  739,257            --         739,257          536,025       1,500,006
Janus Aspen Series Enterprise Service Class                298,107            --         298,107        1,455,720       1,629,163
Janus Aspen Series Worldwide Service Class                  (2,907)           --          (2,907)         247,572         225,575

See accompanying notes.

                                                       DIVIDENDS
                                                         FROM         MORTALITY AND          NET
                                                       INVESTMENT        EXPENSE          INVESTMENT
SUBACCOUNT                                               INCOME     GUARANTEE CHARGES   INCOME (LOSS)
-----------------------------------------------------------------------------------------------------
LVIP American Global Growth Service Class II          $        --     $     (2,060)     $     (2,060)
LVIP American Global Small Capitalization Service
   Class II                                                    --           (2,740)           (2,740)
LVIP American Growth Service Class II                          --           (9,932)           (9,932)
LVIP American Growth-Income Service Class II                   --           (6,947)           (6,947)
LVIP American International Service Class II                   --           (4,513)           (4,513)
LVIP Baron Growth Opportunities Service Class                  --       (1,160,993)       (1,160,993)
LVIP BlackRock Inflation Protected Bond Service
   Class                                                   28,714          (11,676)           17,038
LVIP Capital Growth Service Class                              --         (918,338)         (918,338)
LVIP Cohen & Steers Global Real Estate Service Class           --         (998,805)         (998,805)
LVIP Columbia Value Opportunities Service Class                --         (167,847)         (167,847)
LVIP Delaware Bond Standard Class                       7,172,464       (3,553,378)        3,619,086
LVIP Delaware Bond Service Class                       43,876,268      (18,058,251)       25,818,017
LVIP Delaware Diversified Floating Rate Service
   Class                                                    8,744           (9,842)           (1,098)
LVIP Delaware Foundation Aggressive Allocation
   Standard Class                                         340,743         (227,216)          113,527
LVIP Delaware Foundation Aggressive Allocation
   Service Class                                          705,928         (523,092)          182,836
LVIP Delaware Growth and Income Service Class             205,802         (504,509)         (298,707)
LVIP Delaware Social Awareness Standard Class              71,234         (198,852)         (127,618)
LVIP Delaware Social Awareness Service Class              124,998         (759,879)         (634,881)
LVIP Delaware Special Opportunities Service Class          88,156         (276,415)         (188,259)
LVIP Global Income Service Class                        4,636,259       (2,230,960)        2,405,299
LVIP Janus Capital Appreciation Standard Class             19,629          (46,495)          (26,866)
LVIP Janus Capital Appreciation Service Class             301,189         (976,486)         (675,297)
LVIP JPMorgan High Yield Service Class                     12,408           (2,566)            9,842
LVIP MFS International Growth Service Class               381,256         (920,080)         (538,824)
LVIP MFS Value Service Class                            3,747,578       (3,791,167)          (43,589)
LVIP Mid-Cap Value Service Class                            2,786         (508,742)         (505,956)
LVIP Mondrian International Value Standard Class          739,659         (388,511)          351,148
LVIP Mondrian International Value Service Class         3,341,905       (1,724,145)        1,617,760
LVIP Money Market Standard Class                           39,264       (1,344,125)       (1,304,861)
LVIP Money Market Service Class                           170,701       (6,985,235)       (6,814,534)
LVIP SSgA Bond Index Service Class                     15,002,931      (12,313,194)        2,689,737
LVIP SSgA Conservative Index Allocation Service
   Class                                                       --           (1,716)           (1,716)
LVIP SSgA Conservative Structured Allocation Service
   Class                                                       --           (7,299)           (7,299)
LVIP SSgA Developed International 150 Service Class     1,235,057       (1,725,868)         (490,811)
LVIP SSgA Emerging Markets 100 Service Class            1,266,930       (1,982,241)         (715,311)
LVIP SSgA Global Tactical Allocation Service Class        475,179         (925,565)         (450,386)
LVIP SSgA International Index Service Class             2,120,394       (2,425,151)         (304,757)
LVIP SSgA Large Cap 100 Service Class                   2,476,939       (3,553,510)       (1,076,571)
LVIP SSgA Moderate Index Allocation Service Class              --           (3,272)           (3,272)
LVIP SSgA Moderate Structured Allocation Service
   Class                                                       --          (22,507)          (22,507)
LVIP SSgA Moderately Aggressive Index Allocation
   Service Class                                               --           (2,740)           (2,740)
LVIP SSgA Moderately Aggressive Structured
   Allocation Service Class                                    --          (13,715)          (13,715)
LVIP SSgA S&P 500 Index Standard Class                     20,807          (26,822)           (6,015)
LVIP SSgA S&P 500 Index Service Class                   3,448,122       (5,198,405)       (1,750,283)
LVIP SSgA Small-Cap Index Service Class                   316,892       (1,481,184)       (1,164,292)
LVIP SSgA Small-Mid Cap 200 Service Class               1,250,128       (1,189,964)           60,164
LVIP T. Rowe Price Growth Stock Service Class                  --         (865,591)         (865,591)
LVIP T. Rowe Price Structured Mid-Cap Growth
   Standard Class                                              --          (40,107)          (40,107)
LVIP T. Rowe Price Structured Mid-Cap Growth
   Service Class                                               --         (559,636)         (559,636)
LVIP Templeton Growth Service Class                     1,514,731       (1,374,365)          140,366
LVIP Turner Mid-Cap Growth Service Class                       --         (302,281)         (302,281)
LVIP Wells Fargo Intrinsic Value Service Class            189,873         (402,351)         (212,478)
LVIP Wilshire 2010 Profile Service Class                   70,543         (145,723)          (75,180)
LVIP Wilshire 2020 Profile Service Class                  113,298         (272,497)         (159,199)
LVIP Wilshire 2030 Profile Service Class                   57,274         (180,352)         (123,078)
LVIP Wilshire 2040 Profile Service Class                   29,773          (91,625)          (61,852)
LVIP Wilshire Conservative Profile Service Class       12,271,263       (5,880,630)        6,390,633

                                                                       DIVIDENDS                      NET CHANGE      NET INCREASE
                                                                         FROM          TOTAL              IN           (DECREASE)
                                                            NET           NET           NET           UNREALIZED          IN
                                                         REALIZED      REALIZED       REALIZED     APPRECIATION OR    NET ASSETS
                                                        GAIN (LOSS)     GAIN ON      GAIN (LOSS)     DEPRECIATION      RESULTING
SUBACCOUNT                                            ON INVESTMENTS  INVESTMENTS  ON INVESTMENTS   ON INVESTMENTS  FROM OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
LVIP American Global Growth Service Class II            $        16   $        --   $         16     $     51,812     $     49,768
LVIP American Global Small Capitalization Service
   Class II                                                     103            --            103           53,319           50,682
LVIP American Growth Service Class II                         1,492            --          1,492          203,231          194,791
LVIP American Growth-Income Service Class II                    336            --            336          134,428          127,817
LVIP American International Service Class II                    349            --            349           79,318           75,154
LVIP Baron Growth Opportunities Service Class               684,055            --        684,055       16,994,287       16,517,349
LVIP BlackRock Inflation Protected Bond Service
   Class                                                    (12,754)           --        (12,754)         (39,395)         (35,111)
LVIP Capital Growth Service Class                         1,250,799            --      1,250,799       20,834,744       21,167,205
LVIP Cohen & Steers Global Real Estate Service Class        209,305            --        209,305       10,117,278        9,327,778
LVIP Columbia Value Opportunities Service Class             354,019            --        354,019        2,091,958        2,278,130
LVIP Delaware Bond Standard Class                         4,582,765     4,340,679      8,923,444        2,042,619       14,585,149
LVIP Delaware Bond Service Class                          9,242,355    26,641,819     35,884,174        9,774,838       71,477,029
LVIP Delaware Diversified Floating Rate Service
   Class                                                       (476)           --           (476)          (1,255)          (2,829)
LVIP Delaware Foundation Aggressive Allocation
   Standard Class                                          (381,885)           --       (381,885)       1,524,027        1,255,669
LVIP Delaware Foundation Aggressive Allocation
   Service Class                                         (2,313,836)           --     (2,313,836)       4,748,629        2,617,629
LVIP Delaware Growth and Income Service Class              (606,165)           --       (606,165)       4,279,139        3,374,267
LVIP Delaware Social Awareness Standard Class               110,310            --        110,310        1,142,632        1,125,324
LVIP Delaware Social Awareness Service Class               (176,838)           --       (176,838)       5,092,461        4,280,742
LVIP Delaware Special Opportunities Service Class           469,441            --        469,441        4,291,530        4,572,712
LVIP Global Income Service Class                            418,311            --        418,311        7,243,392       10,067,002
LVIP Janus Capital Appreciation Standard Class               55,238            --         55,238          225,613          253,985
LVIP Janus Capital Appreciation Service Class             1,042,747            --      1,042,747        4,789,714        5,157,164
LVIP JPMorgan High Yield Service Class                         (307)           --           (307)          11,475           21,010
LVIP MFS International Growth Service Class              (1,943,122)           --     (1,943,122)      11,063,933        8,581,987
LVIP MFS Value Service Class                              1,639,969            --      1,639,969       34,241,562       35,837,942
LVIP Mid-Cap Value Service Class                            770,285            --        770,285        6,645,132        6,909,461
LVIP Mondrian International Value Standard Class           (555,767)           --       (555,767)         146,322          (58,297)
LVIP Mondrian International Value Service Class          (2,631,287)           --     (2,631,287)       1,755,432          741,905
LVIP Money Market Standard Class                                  8           325            333               (8)      (1,304,536)
LVIP Money Market Service Class                                  21         1,726          1,747              (21)      (6,812,808)
LVIP SSgA Bond Index Service Class                        3,713,732            --      3,713,732       14,201,350       20,604,819
LVIP SSgA Conservative Index Allocation Service
   Class                                                        198            --            198           16,984           15,466
LVIP SSgA Conservative Structured Allocation Service
   Class                                                        124            --            124           74,302           67,127
LVIP SSgA Developed International 150 Service Class       1,526,279            --      1,526,279        8,038,660        9,074,128
LVIP SSgA Emerging Markets 100 Service Class              6,136,390            --      6,136,390       24,622,099       30,043,178
LVIP SSgA Global Tactical Allocation Service Class       (2,071,293)           --     (2,071,293)       6,291,080        3,769,401
LVIP SSgA International Index Service Class               1,545,817            --      1,545,817       11,906,422       13,147,482
LVIP SSgA Large Cap 100 Service Class                     5,865,615            --      5,865,615       30,666,851       35,455,895
LVIP SSgA Moderate Index Allocation Service Class                19            --             19           48,766           45,513
LVIP SSgA Moderate Structured Allocation Service
   Class                                                      1,465            --          1,465          277,191          256,149
LVIP SSgA Moderately Aggressive Index Allocation
   Service Class                                                 28            --             28           36,745           34,033
LVIP SSgA Moderately Aggressive Structured
   Allocation Service Class                                  12,539            --         12,539          218,707          217,531
LVIP SSgA S&P 500 Index Standard Class                      104,960            --        104,960          135,215          234,160
LVIP SSgA S&P 500 Index Service Class                     3,113,596            --      3,113,596       43,759,940       45,123,253
LVIP SSgA Small-Cap Index Service Class                   2,240,480            --      2,240,480       20,360,581       21,436,769
LVIP SSgA Small-Mid Cap 200 Service Class                 4,730,856            --      4,730,856       11,733,512       16,524,532
LVIP T. Rowe Price Growth Stock Service Class             1,883,124            --      1,883,124        6,823,954        7,841,487
LVIP T. Rowe Price Structured Mid-Cap Growth
   Standard Class                                           110,538            --        110,538          490,498          560,929
LVIP T. Rowe Price Structured Mid-Cap Growth Service
   Class                                                  1,375,428            --      1,375,428        8,120,728        8,936,520
LVIP Templeton Growth Service Class                      (1,663,025)           --     (1,663,025)       6,401,308        4,878,649
LVIP Turner Mid-Cap Growth Service Class                   (110,955)           --       (110,955)       4,868,079        4,454,843
LVIP Wells Fargo Intrinsic Value Service Class             (736,424)           --       (736,424)       4,601,006        3,652,104
LVIP Wilshire 2010 Profile Service Class                    276,093            --        276,093          584,723          785,636
LVIP Wilshire 2020 Profile Service Class                    262,621            --        262,621        1,537,479        1,640,901
LVIP Wilshire 2030 Profile Service Class                    389,107            --        389,107          690,289          956,318
LVIP Wilshire 2040 Profile Service Class                     96,023            --         96,023          573,553          607,724
LVIP Wilshire Conservative Profile Service Class          6,577,060            --      6,577,060       15,747,029       28,714,722

See accompanying notes.

                                                       DIVIDENDS
                                                         FROM         MORTALITY AND          NET
                                                       INVESTMENT        EXPENSE          INVESTMENT
SUBACCOUNT                                               INCOME     GUARANTEE CHARGES   INCOME (LOSS)
-----------------------------------------------------------------------------------------------------
LVIP Wilshire Moderate Profile Service Class          $26,696,030     $(16,697,293)      $ 9,998,737
LVIP Wilshire Moderately Aggressive Profile Service
   Class                                               15,167,592       (9,742,013)        5,425,579
Lord Abbett Fundamental Equity Class VC                    28,240          (64,380)          (36,140)
MFS VIT Core Equity Service Class                          25,294          (44,927)          (19,633)
MFS VIT Growth Initial Class                                3,547          (42,488)          (38,941)
MFS VIT Growth Service Class                                   --         (187,299)         (187,299)
MFS VIT Total Return Initial Class                        403,117         (206,301)          196,816
MFS VIT Total Return Service Class                      7,658,755       (4,979,105)        2,679,650
MFS VIT Utilities Initial Class                           404,766         (181,249)          223,517
MFS VIT Utilities Service Class                         4,962,730       (2,657,526)        2,305,204
Morgan Stanley UIF Capital Growth Class II                     --           (9,595)           (9,595)
NB AMT Mid-Cap Growth I Class                                  --         (809,249)         (809,249)
NB AMT Regency I Class                                    371,712         (885,323)         (513,611)
Oppenheimer Global Securities Service Class                19,826          (21,181)           (1,355)
PIMCO VIT Commodity Real Return Advisor Class             976,901          (97,832)          879,069
Putnam VT Global Health Care Class IB                      59,132          (47,465)           11,667
Putnam VT Growth & Income Class IB                         32,097          (32,534)             (437)

                                                                       DIVIDENDS                      NET CHANGE      NET INCREASE
                                                                         FROM          TOTAL              IN           (DECREASE)
                                                            NET           NET           NET           UNREALIZED          IN
                                                         REALIZED      REALIZED       REALIZED     APPRECIATION OR    NET ASSETS
                                                        GAIN (LOSS)     GAIN ON      GAIN (LOSS)     DEPRECIATION      RESULTING
SUBACCOUNT                                            ON INVESTMENTS  INVESTMENTS  ON INVESTMENTS   ON INVESTMENTS  FROM OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
LVIP Wilshire Moderate Profile Service Class            $  (191,090)    $     --    $  (191,090)     $ 82,172,467     $91,980,114
LVIP Wilshire Moderately Aggressive Profile Service
   Class                                                 (6,046,983)          --     (6,046,983)       60,367,344      59,745,940
Lord Abbett Fundamental Equity Class VC                     129,017           --        129,017         1,284,818       1,377,695
MFS VIT Core Equity Service Class                            70,733           --         70,733           316,151         367,251
MFS VIT Growth Initial Class                               (136,016)          --       (136,016)          555,155         380,198
MFS VIT Growth Service Class                                594,943           --        594,943         1,275,862       1,683,506
MFS VIT Total Return Initial Class                         (150,372)          --       (150,372)        1,092,050       1,138,494
MFS VIT Total Return Service Class                       (3,853,276)          --     (3,853,276)       24,515,078      23,341,452
MFS VIT Utilities Initial Class                             100,936           --        100,936           758,946       1,083,399
MFS VIT Utilities Service Class                          (3,323,740)          --     (3,323,740)       19,325,819      18,307,283
Morgan Stanley UIF Capital Growth Class II                   46,491           --         46,491           192,742         229,638
NB AMT Mid-Cap Growth I Class                             2,014,076           --      2,014,076        10,661,078      11,865,905
NB AMT Regency I Class                                     (692,719)          --       (692,719)       12,736,697      11,530,367
Oppenheimer Global Securities Service Class                  35,798           --         35,798           399,422         433,865
PIMCO VIT Commodity Real Return Advisor Class              (226,115)     172,321        (53,794)          848,474       1,673,749
Putnam VT Global Health Care Class IB                        27,074           --         27,074           (15,577)         23,164
Putnam VT Growth & Income Class IB                         (206,694)          --       (206,694)          432,181         225,050

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

STATEMENTS OF CHANGES IN NET ASSETS

YEARS ENDED DECEMBER 31, 2009 AND 2010

                                                                    ABVPSF
                                                                    GLOBAL         ABVPSF                        ABVPSF
                                                                   THEMATIC        GROWTH          ABVPSF       LARGE CAP
                                                                    GROWTH       AND INCOME    INTERNATIONAL     GROWTH
                                                                    CLASS B        CLASS B     VALUE CLASS B     CLASS B
                                                                  SUBACCOUNT     SUBACCOUNT      SUBACCOUNT    SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $16,985,544   $128,497,995   $ 87,885,870    $13,536,124
Changes From Operations:
   - Net investment income (loss)                                    (363,556)     2,506,589       (376,967)      (214,742)
   - Net realized gain (loss) on investments                       (2,340,719)   (18,749,569)   (29,652,593)      (814,949)
   - Net change in unrealized appreciation or depreciation on
     investments                                                   11,677,408     38,358,578     59,818,107      5,106,294
                                                                  -----------   ------------   ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  8,973,133     22,115,598     29,788,547      4,076,603
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             1,387,266      5,288,854     14,516,844         56,908
   - Contract withdrawals and transfers to annuity reserves        (1,928,716)   (14,525,038)    (5,096,588)    (1,826,206)
   - Contract transfers                                             2,065,760      3,883,718    (10,232,130)    (1,092,728)
                                                                  -----------   ------------   ------------    -----------
                                                                    1,524,310     (5,352,466)      (811,874)    (2,862,026)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --             --             --             --
   - Annuity Payments                                                  (1,635)       (16,172)        (3,528)        (3,561)
   - Receipt (reimbursement) of mortality guarantee adjustments            --            905             (2)            --
                                                                  -----------   ------------   ------------    -----------
                                                                       (1,635)       (15,267)        (3,530)        (3,561)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     1,522,675     (5,367,733)      (815,404)    (2,865,587)
                                                                  -----------   ------------   ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            10,495,808     16,747,865     28,973,143      1,211,016
                                                                  -----------   ------------   ------------    -----------
NET ASSETS AT DECEMBER 31, 2009                                    27,481,352    145,245,860    116,859,013     14,747,140
Changes From Operations:
   - Net investment income (loss)                                      88,067     (2,261,139)     2,487,359       (174,029)
   - Net realized gain (loss) on investments                          326,911     (9,443,179)    (7,537,796)        27,103
   - Net change in unrealized appreciation or depreciation on
     investments                                                    3,542,881     27,110,122     13,178,540      1,083,009
                                                                  -----------   ------------   ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  3,957,859     15,405,804      8,128,103        936,083
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             1,962,059      7,591,190     18,978,532         56,676
   - Contract withdrawals and transfers to annuity reserves        (3,042,746)   (15,532,866)    (7,299,880)    (2,161,019)
   - Contract transfers                                              (843,768)     1,181,376     40,713,736       (615,507)
                                                                  -----------   ------------   ------------    -----------
                                                                   (1,924,455)    (6,760,300)    52,392,388     (2,719,850)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --             --             --             --
   - Annuity Payments                                                  (1,793)       (13,622)        (5,355)            --
   - Receipt (reimbursement) of mortality guarantee adjustments            --          1,205              2             --
                                                                  -----------   ------------   ------------    -----------
                                                                       (1,793)       (12,417)        (5,353)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (1,926,248)    (6,772,717)    52,387,035     (2,719,850)
                                                                  -----------   ------------   ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             2,031,611      8,633,087     60,515,138     (1,783,767)
                                                                  -----------   ------------   ------------    -----------
NET ASSETS AT DECEMBER 31, 2010                                   $29,512,963   $153,878,947   $177,374,151    $12,963,373
                                                                  ===========   ============   ============    ===========

                                                                      ABVPSF       AMERICAN       AMERICAN        AMERICAN
                                                                    SMALL/MID      CENTURY         FUNDS            FUNDS
                                                                       CAP       VP INFLATION      GLOBAL       GLOBAL SMALL
                                                                      VALUE       PROTECTION       GROWTH      CAPITALIZATION
                                                                     CLASS B       CLASS II       CLASS 2         CLASS 2
                                                                   SUBACCOUNT     SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 84,894,668   $237,085,710   $216,967,583    $174,409,032
Changes From Operations:
   - Net investment income (loss)                                     (666,807)       575,017       (522,397)     (2,916,394)
   - Net realized gain (loss) on investments                       (10,957,685)      (418,404)   (19,908,816)    (28,020,563)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    43,790,839     23,919,453    104,412,906     138,033,579
                                                                  ------------   ------------   ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  32,166,347     24,076,066     83,981,693     107,096,622
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              7,751,449     52,964,585     24,619,295      31,392,739
   - Contract withdrawals and transfers to annuity reserves         (5,841,308)   (23,698,718)   (14,847,803)    (14,943,508)
   - Contract transfers                                            (14,806,627)    96,955,961    (31,086,107)     (9,792,101)
                                                                  ------------   ------------   ------------    ------------
                                                                   (12,896,486)   126,221,828    (21,314,615)      6,657,130
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --          9,401         (2,411)             --
   - Annuity Payments                                                   (3,690)       (33,097)        (9,231)         (9,469)
   - Receipt (reimbursement) of mortality guarantee adjustments             --            416              9           1,509
                                                                  ------------   ------------   ------------    ------------
                                                                        (3,690)       (23,280)       (11,633)         (7,960)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (12,900,176)   126,198,548    (21,326,248)      6,649,170
                                                                  ------------   ------------   ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             19,266,171    150,274,614     62,655,445     113,745,792
                                                                  ------------   ------------   ------------    ------------
NET ASSETS AT DECEMBER 31, 2009                                    104,160,839    387,360,324    279,623,028     288,154,824
Changes From Operations:
   - Net investment income (loss)                                   (1,657,474)      (164,118)      (161,888)        962,285
   - Net realized gain (loss) on investments                            79,006      4,437,401     (1,624,228)       (627,381)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    29,173,097      9,419,766     32,033,296      66,309,880
                                                                  ------------   ------------   ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  27,594,629     13,693,049     30,247,180      66,644,784
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             16,361,177     66,270,959     28,971,020      41,546,882
   - Contract withdrawals and transfers to annuity reserves         (9,375,915)   (37,696,225)   (21,103,150)    (23,765,638)
   - Contract transfers                                             11,824,705     64,542,266     13,537,303      33,356,956
                                                                  ------------   ------------   ------------    ------------
                                                                    18,809,967     93,117,000     21,405,173      51,138,200
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           60,063         60,063         46,679           7,669
   - Annuity Payments                                                   (1,543)        (3,652)       (11,589)        (11,032)
   - Receipt (reimbursement) of mortality guarantee adjustments            (33)           517           (510)            935
                                                                  ------------   ------------   ------------    ------------
                                                                        58,487         56,928         34,580          (2,428)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     18,868,454     93,173,928     21,439,753      51,135,772
                                                                  ------------   ------------   ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             46,463,083    106,866,977     51,686,933     117,780,556
                                                                  ------------   ------------   ------------    ------------
NET ASSETS AT DECEMBER 31, 2010                                   $150,623,922   $494,227,301   $331,309,961    $405,935,380
                                                                  ============   ============   ============    ============

                                                                                      AMERICAN
                                                                    AMERICAN            FUNDS          AMERICAN
                                                                     FUNDS             GROWTH           FUNDS
                                                                      GROWTH           -INCOME      INTERNATIONAL
                                                                     CLASS 2           CLASS 2         CLASS 2
                                                                    SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $1,096,444,796   $1,213,955,684   $ 567,950,440
Changes From Operations:
   - Net investment income (loss)                                    (13,150,516)       1,165,213        (951,263)
   - Net realized gain (loss) on investments                         (60,845,946)     (60,790,318)    (40,711,795)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     509,708,432      439,961,592     255,132,005
                                                                  --------------   --------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   435,711,970      380,336,487     213,468,947
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              113,426,584      110,922,199      49,525,302
   - Contract withdrawals and transfers to annuity reserves          (96,862,332)    (106,353,810)    (44,987,404)
   - Contract transfers                                              164,731,278      167,826,007     (95,476,206)
                                                                  --------------   --------------   -------------
                                                                     181,295,530      172,394,396     (90,938,308)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             (2,654)         (15,719)             --
   - Annuity Payments                                                    (62,186)        (194,267)        (37,361)
   - Receipt (reimbursement) of mortality guarantee adjustments             (881)           4,384           2,640
                                                                  --------------   --------------   -------------
                                                                         (65,721)        (205,602)        (34,721)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      181,229,809      172,188,794     (90,973,029)
                                                                  --------------   --------------   -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              616,941,779      552,525,281     122,495,918
                                                                  --------------   --------------   -------------
NET ASSETS AT DECEMBER 31, 2009                                    1,713,386,575    1,766,480,965     690,446,358
Changes From Operations:
   - Net investment income (loss)                                    (16,136,131)        (977,966)      3,234,681
   - Net realized gain (loss) on investments                         (14,223,638)     (19,884,171)     (5,429,423)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     312,374,236      196,483,474      43,502,953
                                                                  --------------   --------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   282,014,467      175,621,337      41,308,211
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              121,754,532      115,629,269      62,959,658
   - Contract withdrawals and transfers to annuity reserves         (142,936,764)    (150,851,178)    (56,764,412)
   - Contract transfers                                              (29,252,347)      59,039,134      25,892,480
                                                                  --------------   --------------   -------------
                                                                     (50,434,579)      23,817,225      32,087,726
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts            190,448           42,910         126,634
   - Annuity Payments                                                    (74,593)        (214,604)        (33,434)
   - Receipt (reimbursement) of mortality guarantee adjustments           (6,591)          (4,755)            358
                                                                  --------------   --------------   -------------
                                                                         109,264         (176,449)         93,558
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (50,325,315)      23,640,776      32,181,284
                                                                  --------------   --------------   -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              231,689,152      199,262,113      73,489,495
                                                                  --------------   --------------   -------------
NET ASSETS AT DECEMBER 31, 2010                                   $1,945,075,727   $1,965,743,078   $ 763,935,853
                                                                  ==============   ==============   =============

                                                                                        DELAWARE
                                                                       BLACKROCK           VIP
                                                                         GLOBAL        DIVERSIFIED
                                                                    ALLOCATION V.I.       INCOME
                                                                       CLASS III      SERVICE CLASS
                                                                       SUBACCOUNT       SUBACCOUNT
---------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                        $         --     $383,243,656
Changes From Operations:
   - Net investment income (loss)                                       1,393,171       17,797,295
   - Net realized gain (loss) on investments                              428,921        1,569,629
   - Net change in unrealized appreciation or depreciation on
     investments                                                       6,219,997       92,958,293
                                                                     ------------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                      8,042,089      112,325,217
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                76,518,727       90,253,864
   - Contract withdrawals and transfers to annuity reserves            (3,242,976)     (38,468,101)
   - Contract transfers                                               122,377,738      167,889,167
                                                                     ------------     ------------
                                                                      195,653,489      219,674,930
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                  --            7,422
   - Annuity Payments                                                          --          (29,458)
   - Receipt (reimbursement) of mortality guarantee adjustments                --              472
                                                                     ------------     ------------
                                                                               --          (21,564)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                       195,653,489      219,653,366
                                                                     ------------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               203,695,578      331,978,583
                                                                     ------------     ------------
NET ASSETS AT DECEMBER 31, 2009                                       203,695,578      715,222,239
Changes From Operations:
   - Net investment income (loss)                                        (227,747)      22,235,713
   - Net realized gain (loss) on investments                            5,005,435       14,641,894
   - Net change in unrealized appreciation or depreciation on
     investments                                                      36,508,309       10,745,185
                                                                     ------------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                     41,285,997       47,622,792
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               192,117,891      146,750,882
   - Contract withdrawals and transfers to annuity reserves           (17,458,143)     (68,397,817)
   - Contract transfers                                               197,859,645      157,227,296
                                                                     ------------     ------------
                                                                      372,519,393      235,580,361
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             129,776           24,963
   - Annuity Payments                                                      (5,098)         (27,972)
   - Receipt (reimbursement) of mortality guarantee adjustments               (42)            (136)
                                                                     ------------     ------------
                                                                          124,636           (3,145)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                       372,644,029      235,577,216
                                                                     ------------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               413,930,026      283,200,008
                                                                     ------------     ------------
NET ASSETS AT DECEMBER 31, 2010                                      $617,625,604     $998,422,247
                                                                     ============     ============

See accompanying notes.

                                                                                                                  DELAWARE VIP
                                                                   DELAWARE VIP   DELAWARE VIP                   INTERNATIONAL
                                                                     EMERGING      HIGH YIELD     DELAWARE VIP    VALUE EQUITY
                                                                     MARKETS        STANDARD       HIGH YIELD       STANDARD
                                                                  SERVICE CLASS      CLASS       SERVICE CLASS       CLASS
                                                                    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $141,037,891    $ 8,034,157    $166,499,584    $ 423,335
Changes From Operations:
   - Net investment income (loss)                                   (1,314,684)       740,545      12,476,775        8,219
   - Net realized gain (loss) on investments                       (18,525,970)        61,432      (8,121,159)    (113,617)
   - Net change in unrealized appreciation or depreciation on
     investments                                                   119,959,749      3,045,045      81,123,245      219,237
                                                                  ------------    -----------    ------------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                 100,119,095      3,847,022      85,478,861      113,839
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             13,639,060         37,906      20,173,812          111
   - Contract withdrawals and transfers to annuity reserves        (10,982,758)    (1,249,707)    (19,181,407)     (87,549)
   - Contract transfers                                            (20,680,585)    (2,809,227)     12,941,276      (75,895)
                                                                  ------------    -----------    ------------    ---------
                                                                   (18,024,283)    (4,021,028)     13,933,681     (163,333)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --              --           --
   - Annuity Payments                                                   (1,210)          (229)        (27,562)          --
   - Receipt (reimbursement) of mortality guarantee adjustments            596             24             472           --
                                                                  ------------    -----------    ------------    ---------
                                                                          (614)          (205)        (27,090)          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (18,024,897)    (4,021,233)     13,906,591     (163,333)
                                                                  ------------    -----------    ------------    ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             82,094,198       (174,211)     99,385,452      (49,494)
                                                                  ------------    -----------    ------------    ---------
NET ASSETS AT DECEMBER 31, 2009                                    223,132,089      7,859,946     265,885,036      373,841
Changes From Operations:
   - Net investment income (loss)                                   (2,662,468)       483,302      15,988,536        8,674
   - Net realized gain (loss) on investments                         1,648,785        662,817       9,019,747      (35,226)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    41,760,278         24,107       9,563,102       54,456
                                                                  ------------    -----------    ------------    ---------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  40,746,595      1,170,226      34,571,385       27,904
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             40,467,163         26,204      22,709,137          111
   - Contract withdrawals and transfers to annuity reserves        (18,140,980)    (1,166,721)    (28,170,921)     (12,684)
   - Contract transfers                                             26,665,367      3,733,195      24,431,694      (54,566)
                                                                  ------------    -----------    ------------    ---------
                                                                    48,991,550      2,592,678      18,969,910      (67,139)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           67,304             --         135,493           --
   - Annuity Payments                                                     (961)          (272)        (26,669)          --
   - Receipt (reimbursement) of mortality guarantee adjustments        (20,626)            38             680           --
                                                                  ------------    -----------    ------------    ---------
                                                                        45,717           (234)        109,504           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     49,037,267      2,592,444      19,079,414      (67,139)
                                                                  ------------    -----------    ------------    ---------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             89,783,862      3,762,670      53,650,799      (39,235)
                                                                  ------------    -----------    ------------    ---------
NET ASSETS AT DECEMBER 31, 2010                                   $312,915,951    $11,622,616    $319,535,835    $ 334,606
                                                                  ============    ===========    ============    =========

                                                                   DELAWARE VIP                                 DELAWARE VIP
                                                                   LIMITED-TERM     DELAWARE                      SMALL CAP
                                                                   DIVERSIFIED      VIP REIT      DELAWARE          VALUE
                                                                      INCOME        STANDARD      VIP REIT        STANDARD
                                                                  SERVICE CLASS      CLASS      SERVICE CLASS       CLASS
                                                                    SUBACCOUNT     SUBACCOUNT    SUBACCOUNT      SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 81,388,856    $ 5,881,815   $ 97,607,134    $ 9,651,885
Changes From Operations:
   - Net investment income (loss)                                    3,806,577        161,265      2,398,009        (31,109)
   - Net realized gain (loss) on investments                         1,860,631     (2,234,071)   (42,530,953)      (754,492)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    12,775,031      2,828,918     55,056,090      2,830,454
                                                                  ------------    -----------   ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  18,442,239        756,112     14,923,146      2,044,853
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             57,658,293         42,467      1,646,253         83,175
   - Contract withdrawals and transfers to annuity reserves        (18,453,533)    (1,117,806)    (8,064,327)    (1,844,944)
   - Contract transfers                                            223,183,214       (558,162)   (16,400,874)    (1,049,085)
                                                                  ------------    -----------   ------------    -----------
                                                                   262,387,974     (1,633,501)   (22,818,948)    (2,810,854)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           43,923         (5,150)            --             --
   - Annuity Payments                                                 (162,724)        (5,806)       (25,844)          (731)
   - Receipt (reimbursement) of mortality guarantee adjustments           (131)           155          1,275             35
                                                                  ------------    -----------   ------------    -----------
                                                                      (118,932)       (10,801)       (24,569)          (696)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    262,269,042     (1,644,302)   (22,843,517)    (2,811,550)
                                                                  ------------    -----------   ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            280,711,281       (888,190)    (7,920,371)      (766,697)
                                                                  ------------    -----------   ------------    -----------
NET ASSETS AT DECEMBER 31, 2009                                    362,100,137      4,993,625     89,686,763      8,885,188
Changes From Operations:
   - Net investment income (loss)                                    3,202,363         70,133        890,741        (67,826)
   - Net realized gain (loss) on investments                         5,640,276       (556,874)   (13,626,248)       418,073
   - Net change in unrealized appreciation or depreciation on
     investments                                                     3,335,434      1,633,527     34,183,419      2,070,926
                                                                  ------------    -----------   ------------    -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  12,178,073      1,146,786     21,447,912      2,421,173
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                            118,665,809         22,296      6,217,771         13,239
   - Contract withdrawals and transfers to annuity reserves        (39,702,580)      (798,368)   (12,039,714)    (1,378,119)
   - Contract transfers                                            205,289,661        (19,599)     5,262,827       (408,796)
                                                                  ------------    -----------   ------------    -----------
                                                                   284,252,890       (795,671)      (559,116)    (1,773,676)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           35,635           (165)            --             --
   - Annuity Payments                                                 (180,302)       (15,094)       (27,937)          (954)
   - Receipt (reimbursement) of mortality guarantee adjustments             85             79         (1,059)            59
                                                                  ------------    -----------   ------------    -----------
                                                                      (144,582)       (15,180)       (28,996)          (895)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    284,108,308       (810,851)      (588,112)    (1,774,571)
                                                                  ------------    -----------   ------------    -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            296,286,381        335,935     20,859,800        646,602
                                                                  ------------    -----------   ------------    -----------
NET ASSETS AT DECEMBER 31, 2010                                   $658,386,518    $ 5,329,560   $110,546,563    $ 9,531,790
                                                                  ============    ===========   ============    ===========

                                                                                  DELAWARE VIP
                                                                   DELAWARE VIP     SMID CAP      DELAWARE VIP
                                                                    SMALL CAP        GROWTH         SMID CAP
                                                                      VALUE         STANDARD         GROWTH
                                                                  SERVICE CLASS       CLASS      SERVICE CLASS
                                                                    SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $230,267,773     $       --     $        --
Changes From Operations:
   - Net investment income (loss)                                   (2,197,008)            --              --
   - Net realized gain (loss) on investments                       (29,150,675)            --              --
   - Net change in unrealized appreciation or depreciation on
     investments                                                    90,706,523             --              --
                                                                  ------------     ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  59,358,840             --              --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             15,053,198             --              --
   - Contract withdrawals and transfers to annuity reserves        (16,065,928)            --              --
   - Contract transfers                                            (41,513,418)            --              --
                                                                  ------------     ----------     -----------
                                                                   (42,526,148)            --              --
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --              --
   - Annuity Payments                                                  (11,856)            --              --
   - Receipt (reimbursement) of mortality guarantee adjustments             59             --              --
                                                                  ------------     ----------     -----------
                                                                       (11,797)            --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (42,537,945)            --              --
                                                                  ------------     ----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             16,820,895             --              --
                                                                  ------------     ----------     -----------
NET ASSETS AT DECEMBER 31, 2009                                    247,088,668             --              --
Changes From Operations:
   - Net investment income (loss)                                   (3,219,089)       (29,860)       (304,616)
   - Net realized gain (loss) on investments                          (254,240)        37,671         519,934
   - Net change in unrealized appreciation or depreciation on
     investments                                                    74,841,961      1,141,154       9,733,756
                                                                  ------------     ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  71,368,632      1,148,965       9,949,074
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             22,988,917          7,085         766,517
   - Contract withdrawals and transfers to annuity reserves        (23,776,911)      (332,279)     (3,459,005)
   - Contract transfers                                             (8,227,292)     8,553,412      77,646,323
                                                                  ------------     ----------     -----------
                                                                    (9,015,286)     8,228,218      74,953,835
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --              --
   - Annuity Payments                                                  (12,433)        62,991          61,002
   - Receipt (reimbursement) of mortality guarantee adjustments            108          2,177              16
                                                                  ------------     ----------     -----------
                                                                       (12,325)        65,168          61,018
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (9,027,611)     8,293,386      75,014,853
                                                                  ------------     ----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             62,341,021      9,442,351      84,963,927
                                                                  ------------     ----------     -----------
NET ASSETS AT DECEMBER 31, 2010                                   $309,429,689     $9,442,351     $84,963,927
                                                                  ============     ==========     ===========

                                                                   DELAWARE
                                                                   VIP TREND      DELAWARE
                                                                   STANDARD       VIP TREND
                                                                     CLASS      SERVICE CLASS
                                                                  SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 7,010,663   $ 52,003,840
Changes From Operations:
   - Net investment income (loss)                                    (104,245)      (928,602)
   - Net realized gain (loss) on investments                         (995,807)    (7,340,381)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    4,243,750     32,589,215
                                                                  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  3,143,698     24,320,232
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                28,825      1,704,940
   - Contract withdrawals and transfers to annuity reserves        (1,134,769)    (5,167,357)
   - Contract transfers                                              (639,866)    (6,395,750)
                                                                  -----------   ------------
                                                                   (1,745,810)    (9,858,167)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --             --
   - Annuity Payments                                                  (4,578)        (2,464)
   - Receipt (reimbursement) of mortality guarantee adjustments         1,177             (3)
                                                                  -----------   ------------
                                                                       (3,401)        (2,467)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (1,749,211)    (9,860,634)
                                                                  -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             1,394,487     14,459,598
                                                                  -----------   ------------
NET ASSETS AT DECEMBER 31, 2009                                     8,405,150     66,463,438
Changes From Operations:
   - Net investment income (loss)                                     (90,844)      (860,311)
   - Net realized gain (loss) on investments                          402,773      7,769,905
   - Net change in unrealized appreciation or depreciation on
     investments                                                    1,168,329      5,121,804
                                                                  -----------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  1,480,258     12,031,398
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                48,041      2,039,913
   - Contract withdrawals and transfers to annuity reserves        (1,199,707)    (6,167,430)
   - Contract transfers                                            (8,664,465)   (74,302,949)
                                                                  -----------   ------------
                                                                   (9,816,131)   (78,430,466)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --             --
   - Annuity Payments                                                 (69,277)       (64,370)
   - Receipt (reimbursement) of mortality guarantee adjustments            --             --
                                                                  -----------   ------------
                                                                      (69,277)       (64,370)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (9,885,408)   (78,494,836)
                                                                  -----------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            (8,405,150)   (66,463,438)
                                                                  -----------   ------------
NET ASSETS AT DECEMBER 31, 2010                                   $        --   $         --
                                                                  ===========   ============

See accompanying notes.

                                                                                                                   DWS VIP
                                                                                    DELAWARE                     ALTERNATIVE
                                                                   DELAWARE VIP    VIP VALUE       DELAWARE         ASSET
                                                                   U.S. GROWTH      STANDARD      VIP VALUE      ALLOCATION
                                                                  SERVICE CLASS      CLASS      SERVICE CLASS   PLUS CLASS B
                                                                    SUBACCOUNT     SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 21,229,340    $ 6,352,152   $ 92,632,743     $        --
Changes From Operations:
   - Net investment income (loss)                                     (507,952)       105,224      1,088,904         (27,293)
   - Net realized gain (loss) on investments                          (819,808)      (503,414)    (9,904,400)        176,371
   - Net change in unrealized appreciation or depreciation on
     investments                                                    14,427,801      1,243,917     24,497,054         136,879
                                                                  ------------    -----------   ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  13,100,041        845,727     15,681,558         285,957
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              9,272,208         33,626      5,794,340       1,116,477
   - Contract withdrawals and transfers to annuity reserves         (2,807,657)      (871,437)    (6,612,626)       (106,750)
   - Contract transfers                                             21,536,358       (291,800)     9,556,703       1,983,110
                                                                  ------------    -----------   ------------     -----------
                                                                    28,000,909     (1,129,611)     8,738,417       2,992,837
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --             --              --
   - Annuity Payments                                                   (4,395)        (4,091)        (1,639)             --
   - Receipt (reimbursement) of mortality guarantee adjustments            699          1,417            285              --
                                                                  ------------    -----------   ------------     -----------
                                                                        (3,696)        (2,674)        (1,354)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     27,997,213     (1,132,285)     8,737,063       2,992,837
                                                                  ------------    -----------   ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             41,097,254       (286,558)    24,418,621       3,278,794
                                                                  ------------    -----------   ------------     -----------
NET ASSETS AT DECEMBER 31, 2009                                     62,326,594      6,065,594    117,051,364       3,278,794
Changes From Operations:
   - Net investment income (loss)                                   (1,020,237)        58,367        622,786         (90,309)
   - Net realized gain (loss) on investments                         1,834,757       (123,028)    (4,531,928)        207,759
   - Net change in unrealized appreciation or depreciation on
     investments                                                    12,598,227        831,881     18,824,468       1,069,637
                                                                  ------------    -----------   ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  13,412,747        767,220     14,915,326       1,187,087
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             17,341,706         17,805      6,229,336       6,121,179
   - Contract withdrawals and transfers to annuity reserves         (5,459,668)      (616,857)    (8,816,848)       (710,133)
   - Contract transfers                                             37,097,284         50,109     (3,964,742)      8,810,813
                                                                  ------------    -----------   ------------     -----------
                                                                    48,979,322       (548,943)    (6,552,254)     14,221,859
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --             --              --
   - Annuity Payments                                                   (5,204)        (4,635)        (1,825)             --
   - Receipt (reimbursement) of mortality guarantee adjustments            982          1,994         (5,645)             --
                                                                  ------------    -----------   ------------     -----------
                                                                        (4,222)        (2,641)        (7,470)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     48,975,100       (551,584)    (6,559,724)     14,221,859
                                                                  ------------    -----------   ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             62,387,847        215,636      8,355,602      15,408,946
                                                                  ------------    -----------   ------------     -----------
NET ASSETS AT DECEMBER 31, 2010                                   $124,714,441    $ 6,281,230   $125,406,966     $18,687,740
                                                                  ============    ===========   ============     ===========

                                                                     DWS VIP         DWS VIP         DWS VIP         DWS VIP
                                                                    EQUITY 500      EQUITY 500      SMALL CAP       SMALL CAP
                                                                  INDEX CLASS A   INDEX CLASS B   INDEX CLASS A   INDEX CLASS B
                                                                    SUBACCOUNT      SUBACCOUNT     SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $24,170,085     $29,391,732     $ 6,804,093     $18,430,158
Changes From Operations:
   - Net investment income (loss)                                      316,657         256,178          16,031          11,485
   - Net realized gain (loss) on investments                        (1,210,139)     (2,125,167)       (206,436)     (3,140,946)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     6,098,509       8,320,923       1,687,542       6,613,841
                                                                   -----------     -----------     -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   5,205,027       6,451,934       1,497,137       3,484,380
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                179,710         312,102          34,298         326,567
   - Contract withdrawals and transfers to annuity reserves         (3,269,453)     (2,447,593)       (756,803)     (1,136,876)
   - Contract transfers                                               (782,202)        242,478        (359,324)     (4,343,558)
                                                                   -----------     -----------     -----------     -----------
                                                                    (3,871,945)     (1,893,013)     (1,081,829)     (5,153,867)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           (6,586)          8,775          (6,128)             --
   - Annuity Payments                                                  (18,417)         (2,213)         (1,113)         (5,552)
   - Receipt (reimbursement) of mortality guarantee adjustments          4,328          (1,395)             --              (3)
                                                                   -----------     -----------     -----------     -----------
                                                                       (20,675)          5,167          (7,241)         (5,555)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (3,892,620)     (1,887,846)     (1,089,070)     (5,159,422)
                                                                   -----------     -----------     -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              1,312,407       4,564,088         408,067      (1,675,042)
                                                                   -----------     -----------     -----------     -----------
NET ASSETS AT DECEMBER 31, 2009                                     25,482,492      33,955,820       7,212,160      16,755,116
Changes From Operations:
   - Net investment income (loss)                                       95,380          (4,202)        (44,008)       (147,373)
   - Net realized gain (loss) on investments                           (37,193)       (212,906)       (246,496)     (1,557,454)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     2,805,656       4,199,868       1,756,784       5,030,287
                                                                   -----------     -----------     -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   2,863,843       3,982,760       1,466,280       3,325,460
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 97,400         146,177          21,249          82,595
   - Contract withdrawals and transfers to annuity reserves         (2,944,068)     (2,536,920)       (932,447)     (1,375,612)
   - Contract transfers                                               (711,617)       (537,939)       (616,962)     (2,357,147)
                                                                   -----------     -----------     -----------     -----------
                                                                    (3,558,285)     (2,928,682)     (1,528,160)     (3,650,164)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --              --              --
   - Annuity Payments                                                  (20,936)         (2,765)         (1,111)         (8,509)
   - Receipt (reimbursement) of mortality guarantee adjustments          6,646              94              --               3
                                                                   -----------     -----------     -----------     -----------
                                                                       (14,290)         (2,671)         (1,111)         (8,506)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (3,572,575)     (2,931,353)     (1,529,271)     (3,658,670)
                                                                   -----------     -----------     -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               (708,732)      1,051,407         (62,991)       (333,210)
                                                                   -----------     -----------     -----------     -----------
NET ASSETS AT DECEMBER 31, 2010                                    $24,773,760     $35,007,227     $ 7,149,169     $16,421,906
                                                                   ===========     ===========     ===========     ===========

                                                                    FIDELITY VIP     FIDELITY VIP    FIDELITY VIP
                                                                    CONTRAFUND      EQUITY-INCOME    EQUITY-INCOME
                                                                  SERVICE CLASS 2   INITIAL CLASS   SERVICE CLASS 2
                                                                    SUBACCOUNT        SUBACCOUNT       SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $ 500,282,061     $ 7,625,372     $  47,467,613
Changes From Operations:
   - Net investment income (loss)                                     (2,227,513)         53,780           169,740
   - Net realized gain (loss) on investments                         (49,990,562)     (1,373,212)       (7,911,280)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     234,108,624       3,013,896        19,054,040
                                                                   -------------     -----------     -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   181,890,549       1,694,464        11,312,500
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               44,751,510          85,346           293,640
   - Contract withdrawals and transfers to annuity reserves          (38,728,083)     (1,166,079)       (5,943,404)
   - Contract transfers                                              105,915,772        (659,416)       (3,783,617)
                                                                   -------------     -----------     -------------
                                                                     111,939,199      (1,740,149)       (9,433,381)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                 --              --                --
   - Annuity Payments                                                     (2,006)         (2,345)          (17,883)
   - Receipt (reimbursement) of mortality guarantee adjustments              176           1,198                48
                                                                   -------------     -----------     -------------
                                                                          (1,830)         (1,147)          (17,835)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      111,937,369      (1,741,296)       (9,451,216)
                                                                   -------------     -----------     -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              293,827,918         (46,832)        1,861,284
                                                                   -------------     -----------     -------------
NET ASSETS AT DECEMBER 31, 2009                                      794,109,979       7,578,540        49,328,897
Changes From Operations:
   - Net investment income (loss)                                     (4,856,091)         22,217           (38,237)
   - Net realized gain (loss) on investments                         (20,890,987)       (500,214)       (3,158,380)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     147,489,977       1,340,169         8,654,080
                                                                   -------------     -----------     -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   121,742,899         862,172         5,457,463
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               66,842,014          11,064           152,588
   - Contract withdrawals and transfers to annuity reserves          (57,410,744)     (1,125,084)       (5,679,359)
   - Contract transfers                                               13,409,529        (332,604)       (3,756,052)
                                                                   -------------     -----------     -------------
                                                                      22,840,799      (1,446,624)       (9,282,823)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             99,865              --                --
   - Annuity Payments                                                     (5,142)         (2,805)          (15,323)
   - Receipt (reimbursement) of mortality guarantee adjustments           (1,588)          1,597                94
                                                                   -------------     -----------     -------------
                                                                          93,135          (1,208)          (15,229)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                       22,933,934      (1,447,832)       (9,298,052)
                                                                   -------------     -----------     -------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              144,676,833        (585,660)       (3,840,589)
                                                                   -------------     -----------     -------------
NET ASSETS AT DECEMBER 31, 2010                                    $ 938,786,812     $ 6,992,880     $  45,488,308
                                                                   =============     ===========     =============

                                                                   FIDELITY VIP    FIDELITY VIP
                                                                     GROWTH           GROWTH
                                                                  INITIAL CLASS   SERVICE CLASS 2
                                                                    SUBACCOUNT       SUBACCOUNT
-------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $5,288,086      $46,897,614
Changes From Operations:
   - Net investment income (loss)                                     (49,733)        (732,610)
   - Net realized gain (loss) on investments                         (877,759)      (7,886,178)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    2,132,665       20,104,642
                                                                   ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  1,205,173       11,485,854
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                32,784        3,333,350
   - Contract withdrawals and transfers to annuity reserves          (677,271)      (4,385,751)
   - Contract transfers                                              (294,378)         (58,481)
                                                                   ----------      -----------
                                                                     (938,865)      (1,110,882)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --               --
   - Annuity Payments                                                  (8,057)            (988)
   - Receipt (reimbursement) of mortality guarantee adjustments         2,984              223
                                                                   ----------      -----------
                                                                       (5,073)            (765)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (943,938)      (1,111,647)
                                                                   ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               261,235       10,374,207
                                                                   ----------      -----------
NET ASSETS AT DECEMBER 31, 2009                                     5,549,321       57,271,821
Changes From Operations:
   - Net investment income (loss)                                     (60,070)        (950,998)
   - Net realized gain (loss) on investments                         (419,330)      (1,009,528)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    1,537,613       13,693,008
                                                                   ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  1,058,213       11,732,482
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                93,567        4,446,118
   - Contract withdrawals and transfers to annuity reserves          (671,328)      (5,482,323)
   - Contract transfers                                              (371,940)       4,768,718
                                                                   ----------      -----------
                                                                     (949,701)       3,732,513
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --               --
   - Annuity Payments                                                  (9,656)          (1,153)
   - Receipt (reimbursement) of mortality guarantee adjustments         4,792           (4,908)
                                                                   ----------      -----------
                                                                       (4,864)          (6,061)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (954,565)       3,726,452
                                                                   ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               103,648       15,458,934
                                                                   ----------      -----------
NET ASSETS AT DECEMBER 31, 2010                                    $5,652,969      $72,730,755
                                                                   ==========      ===========

See accompanying notes.

                                                                                                                         FTVIPT
                                                                                                                        FRANKLIN
                                                                   FIDELITY VIP      FIDELITY VIP    FIDELITY VIP        INCOME
                                                                      MID CAP          OVERSEAS        OVERSEAS        SECURITIES
                                                                  SERVICE CLASS 2   INITIAL CLASS   SERVICE CLASS 2      CLASS 2
                                                                    SUBACCOUNT        SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $212,067,044      $2,693,356      $ 72,016,219     $358,972,880
Changes From Operations:
   - Net investment income (loss)                                    (2,881,732)         13,925           148,229       28,803,264
   - Net realized gain (loss) on investments                        (32,440,291)       (292,170)      (10,163,498)     (43,744,290)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    110,069,931         830,708        25,510,269      130,249,598
                                                                   ------------      ----------      ------------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   74,747,908         552,463        15,495,000      115,308,572
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              32,541,150             748         5,242,964       38,248,645
   - Contract withdrawals and transfers to annuity reserves         (12,865,280)       (594,382)       (6,518,343)     (24,664,382)
   - Contract transfers                                             (46,571,348)        (83,153)      (10,092,379)     (68,095,409)
                                                                   ------------      ----------      ------------     ------------
                                                                    (26,895,478)       (676,787)      (11,367,758)     (54,511,146)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts            (7,850)             --                --               --
   - Annuity Payments                                                    (6,485)        (10,965)           (7,354)          (2,027)
   - Receipt (reimbursement) of mortality guarantee adjustments               8           3,919               454               (2)
                                                                   ------------      ----------      ------------     ------------
                                                                        (14,327)         (7,046)           (6,900)          (2,029)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (26,909,805)       (683,833)      (11,374,658)     (54,513,175)
                                                                   ------------      ----------      ------------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              47,838,103        (131,370)        4,120,342       60,795,397
                                                                   ------------      ----------      ------------     ------------
NET ASSETS AT DECEMBER 31, 2009                                     259,905,147       2,561,986        76,136,561      419,768,277
Changes From Operations:
   - Net investment income (loss)                                    (4,761,422)         (2,193)         (287,013)      22,043,614
   - Net realized gain (loss) on investments                            412,284        (107,146)       (2,768,577)      (5,423,198)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     81,108,071         334,873        11,473,228       30,172,761
                                                                   ------------      ----------      ------------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   76,758,933         225,534         8,417,638       46,793,177
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              55,425,852          12,190         8,127,342       45,416,339
   - Contract withdrawals and transfers to annuity reserves         (19,187,041)       (488,724)       (6,872,274)     (29,263,135)
   - Contract transfers                                              30,653,359         (19,234)        1,169,942       16,101,891
                                                                   ------------      ----------      ------------     ------------
                                                                     66,892,170        (495,768)        2,425,010       32,255,095
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts            83,302              --            33,873               --
   - Annuity Payments                                                   (11,821)        (12,368)           (8,571)          (2,401)
   - Receipt (reimbursement) of mortality guarantee adjustments               1           5,841               600                1
                                                                   ------------      ----------      ------------     ------------
                                                                         71,482          (6,527)           25,902           (2,400)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      66,963,652        (502,295)        2,450,912       32,252,695
                                                                   ------------      ----------      ------------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             143,722,585        (276,761)       10,868,550       79,045,872
                                                                   ------------      ----------      ------------     ------------
NET ASSETS AT DECEMBER 31, 2010                                    $403,627,732      $2,285,225      $ 87,005,111     $498,814,149
                                                                   ============      ==========      ============     ============

                                                                     FTVIPT
                                                                    FRANKLIN
                                                                      SMALL                         FTVIPT         FTVIPT
                                                                    -MID CAP         FTVIPT        TEMPLETON      TEMPLETON
                                                                     GROWTH      MUTUAL SHARES    GLOBAL BOND      GROWTH
                                                                   SECURITIES      SECURITIES     SECURITIES     SECURITIES
                                                                     CLASS 2        CLASS 2         CLASS 2        CLASS 2
                                                                   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT     SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 61,007,232   $229,277,740    $398,547,664   $ 83,661,526
Changes From Operations:
   - Net investment income (loss)                                   (1,149,634)     1,304,867      62,025,755      1,307,539
   - Net realized gain (loss) on investments                        (8,357,794)   (32,354,089)      2,655,286    (19,285,247)
   - Net change in unrealized appreciation or depreciation on
     investments                                                   34,216,312     95,123,899      15,444,754     36,251,208
                                                                  ------------   ------------    ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  24,708,884     64,074,677      80,125,795     18,273,500
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              8,268,277     47,059,049      51,993,018        417,994
   - Contract withdrawals and transfers to annuity reserves         (4,953,779)   (13,614,826)    (33,396,122)    (6,994,975)
   - Contract transfers                                             (4,983,237)     5,260,817     137,515,990    (23,674,449)
                                                                  ------------   ------------    ------------   ------------
                                                                    (1,668,739)    38,705,040     156,112,886    (30,251,430)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --              --             --
   - Annuity Payments                                                   (1,859)          (847)           (934)        (7,069)
   - Receipt (reimbursement) of mortality guarantee adjustments            142             (1)            384            232
                                                                  ------------   ------------    ------------   ------------
                                                                        (1,717)          (848)           (550)        (6,837)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (1,670,456)    38,704,192     156,112,336    (30,258,267)
                                                                  ------------   ------------    ------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             23,038,428    102,778,869     236,238,131    (11,984,767)
                                                                  ------------   ------------    ------------   ------------
NET ASSETS AT DECEMBER 31, 2009                                     84,045,660    332,056,609     634,785,795     71,676,759
Changes From Operations:
   - Net investment income (loss)                                   (1,456,014)     1,687,369      (1,089,967)      (178,212)
   - Net realized gain (loss) on investments                          (179,118)    (4,661,807)     15,736,563     (5,191,986)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    23,129,502     45,096,788      61,693,500      8,497,461
                                                                  ------------   ------------    ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  21,494,370     42,122,350      76,340,096      3,127,263
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             10,559,956     56,598,345       6,281,746        456,670
   - Contract withdrawals and transfers to annuity reserves         (8,310,631)   (21,477,349)    (45,596,246)    (7,867,934)
   - Contract transfers                                              7,683,604     99,763,159      (8,062,723)    (4,044,328)
                                                                  ------------   ------------    ------------   ------------
                                                                     9,932,929    134,884,155     (47,377,223)   (11,455,592)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --         53,094              --           (151)
   - Annuity Payments                                                   (2,360)        (3,854)            (85)        (7,843)
   - Receipt (reimbursement) of mortality guarantee adjustments            294            106         (13,229)           159
                                                                  ------------   ------------    ------------   ------------
                                                                        (2,066)        49,346         (13,314)        (7,835)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      9,930,863    134,933,501     (47,390,537)   (11,463,427)
                                                                  ------------   ------------    ------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             31,425,233    177,055,851      28,949,559     (8,336,164)
                                                                  ------------   ------------    ------------   ------------
NET ASSETS AT DECEMBER 31, 2010                                   $115,470,893   $509,112,460    $663,735,354   $ 63,340,595
                                                                  ============   ============    ============   ============

                                                                     GOLDMAN
                                                                    SACHS VIT     INVESCO V.I.   INVESCO V.I.
                                                                    LARGE CAP        CAPITAL        CAPITAL
                                                                      VALUE       APPRECIATION   APPRECIATION
                                                                  SERVICE CLASS     SERIES I       SERIES II
                                                                   SUBACCOUNT      SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $    39,029     $3,358,095     $1,996,280
Changes From Operations:
   - Net investment income (loss)                                      261,336        (26,245)       (23,745)
   - Net realized gain (loss) on investments                             4,778       (347,466)      (398,916)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     1,151,487        911,570        730,232
                                                                   -----------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   1,417,601        537,859        307,571
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              7,792,642         29,243         15,468
   - Contract withdrawals and transfers to annuity reserves           (130,976)      (459,876)      (320,877)
   - Contract transfers                                             12,315,612       (173,528)      (250,190)
                                                                   -----------     ----------     ----------
                                                                    19,977,278       (604,161)      (555,599)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --             --
   - Annuity Payments                                                       --         (1,009)            --
   - Receipt (reimbursement) of mortality guarantee adjustments             --            222             --
                                                                   -----------     ----------     ----------
                                                                            --           (787)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     19,977,278       (604,948)      (555,599)
                                                                   -----------     ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             21,394,879        (67,089)      (248,028)
                                                                   -----------     ----------     ----------
NET ASSETS AT DECEMBER 31, 2009                                     21,433,908      3,291,006      1,748,252
Changes From Operations:
   - Net investment income (loss)                                      102,128        (21,541)       (18,722)
   - Net realized gain (loss) on investments                            85,804       (160,867)       (78,129)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     7,714,199        567,814        311,975
                                                                   -----------     ----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   7,902,131        385,406        215,124
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             19,406,757         21,793          2,340
   - Contract withdrawals and transfers to annuity reserves         (1,674,219)      (445,818)      (282,120)
   - Contract transfers                                             47,229,502        (79,070)           816
                                                                   -----------     ----------     ----------
                                                                    64,962,040       (503,095)      (278,964)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --             --
   - Annuity Payments                                                       --         (1,109)            --
   - Receipt (reimbursement) of mortality guarantee adjustments             --         (4,631)            --
                                                                   -----------     ----------     ----------
                                                                            --         (5,740)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     64,962,040       (508,835)      (278,964)
                                                                   -----------     ----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             72,864,171       (123,429)       (63,840)
                                                                   -----------     ----------     ----------
NET ASSETS AT DECEMBER 31, 2010                                    $94,298,079     $3,167,577     $1,684,412
                                                                   ===========     ==========     ==========

                                                                  INVESCO V.I.   INVESCO V.I.
                                                                  CORE EQUITY    CORE EQUITY
                                                                    SERIES I      SERIES II
                                                                   SUBACCOUNT     SUBACCOUNT
---------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $11,156,757     $3,828,214
Changes From Operations:
   - Net investment income (loss)                                      35,658         (1,181)
   - Net realized gain (loss) on investments                         (428,327)      (230,279)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    2,948,617      1,049,713
                                                                  -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  2,555,948        818,253
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                28,670         12,896
   - Contract withdrawals and transfers to annuity reserves        (1,453,594)      (468,320)
   - Contract transfers                                              (346,340)      (322,667)
                                                                  -----------     ----------
                                                                   (1,771,264)      (778,091)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --             --
   - Annuity Payments                                                    (894)            --
   - Receipt (reimbursement) of mortality guarantee adjustments           145             --
                                                                  -----------     ----------
                                                                         (749)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (1,772,013)      (778,091)
                                                                  -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               783,935         40,162
                                                                  -----------     ----------
NET ASSETS AT DECEMBER 31, 2009                                    11,940,692      3,868,376
Changes From Operations:
   - Net investment income (loss)                                     (57,990)       (28,331)
   - Net realized gain (loss) on investments                           13,297          5,377
   - Net change in unrealized appreciation or depreciation on
     investments                                                      830,740        288,324
                                                                  -----------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    786,047        265,370
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                53,297         37,556
   - Contract withdrawals and transfers to annuity reserves        (1,697,877)      (393,448)
   - Contract transfers                                              (434,606)        31,213
                                                                  -----------     ----------
                                                                   (2,079,186)      (324,679)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --             --
   - Annuity Payments                                                  (1,033)            --
   - Receipt (reimbursement) of mortality guarantee adjustments           259             --
                                                                  -----------     ----------
                                                                         (774)            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (2,079,960)      (324,679)
                                                                  -----------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            (1,293,913)       (59,309)
                                                                  -----------     ----------
NET ASSETS AT DECEMBER 31, 2010                                   $10,646,779     $3,809,067
                                                                  ===========     ==========

See accompanying notes.

                                                                   INVESCO V.I.   INVESCO V.I.        JANUS           JANUS
                                                                  INTERNATIONAL   INTERNATIONAL    ASPEN SERIES   ASPEN SERIES
                                                                      GROWTH         GROWTH          BALANCED      ENTERPRISE
                                                                     SERIES I       SERIES II     SERVICE CLASS   SERVICE CLASS
                                                                    SUBACCOUNT     SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $4,158,730      $3,639,727      $24,907,981     $ 7,127,862
Changes From Operations:
   - Net investment income (loss)                                      (1,304)         (7,392)         282,900        (116,912)
   - Net realized gain (loss) on investments                          130,076         (19,743)         939,783        (441,852)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    1,044,893         982,201        4,072,437       3,126,108
                                                                   ----------      ----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  1,173,665         955,066        5,295,120       2,567,344
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 8,496           7,927          100,705          19,810
   - Contract withdrawals and transfers to annuity reserves          (584,477)       (331,347)      (3,354,768)       (755,646)
   - Contract transfers                                              (328,055)       (486,847)        (319,925)       (723,635)
                                                                   ----------      ----------      -----------     -----------
                                                                     (904,036)       (810,267)      (3,573,988)     (1,459,471)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --              --               --              --
   - Annuity Payments                                                      --              --          (34,520)             --
   - Receipt (reimbursement) of mortality guarantee adjustments            --              --               42              --
                                                                   ----------      ----------      -----------     -----------
                                                                           --              --          (34,478)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (904,036)       (810,267)      (3,608,466)     (1,459,471)
                                                                   ----------      ----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               269,629         144,799        1,686,654       1,107,873
                                                                   ----------      ----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 2009                                     4,428,359       3,784,526       26,594,635       8,235,735
Changes From Operations:
   - Net investment income (loss)                                      27,608           7,411          224,724        (124,664)
   - Net realized gain (loss) on investments                          286,147         168,046          739,257         298,107
   - Net change in unrealized appreciation or depreciation on
     investments                                                       53,062         160,538          536,025       1,455,720
                                                                   ----------      ----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    366,817         335,995        1,500,006       1,629,163
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 1,082          74,822           77,417          14,796
   - Contract withdrawals and transfers to annuity reserves          (717,195)       (447,022)      (4,366,319)       (822,442)
   - Contract transfers                                              (238,190)       (335,974)         128,165        (871,286)
                                                                   ----------      ----------      -----------     -----------
                                                                     (954,303)       (708,174)      (4,160,737)     (1,678,932)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --              --             (183)             --
   - Annuity Payments                                                      --              --          (27,581)             --
   - Receipt (reimbursement) of mortality guarantee adjustments            --              --             (121)             --
                                                                   ----------      ----------      -----------     -----------
                                                                           --              --          (27,885)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (954,303)       (708,174)      (4,188,622)     (1,678,932)
                                                                   ----------      ----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              (587,486)       (372,179)      (2,688,616)        (49,769)
                                                                   ----------      ----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 2010                                    $3,840,873      $3,412,347      $23,906,019     $ 8,185,966
                                                                   ==========      ==========      ===========     ===========

                                                                    JANUS
                                                                    ASPEN
                                                                    SERIES     LVIP AMERICAN     LVIP AMERICAN
                                                                   WORLDWIDE      GLOBAL         GLOBAL SMALL      LVIP AMERICAN
                                                                   SERVICE        GROWTH        CAPITALIZATION         GROWTH
                                                                    CLASS      SERVICE CLASS II  SERVICE CLASS II  SERVICE CLASS II
                                                                  SUBACCOUNT    SUBACCOUNT        SUBACCOUNT         SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $1,809,532    $       --       $       --       $        --
Changes From Operations:
   - Net investment income (loss)                                     (5,493)           --               --                --
   - Net realized gain (loss) on investments                        (166,330)           --               --                --
   - Net change in unrealized appreciation or depreciation on
     investments                                                     706,181            --               --                --
                                                                  ----------    ----------       ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   534,358            --               --                --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                9,681            --               --                --
   - Contract withdrawals and transfers to annuity reserves         (277,335)           --               --                --
   - Contract transfers                                             (190,011)           --               --                --
                                                                  ----------    ----------       ----------       -----------
                                                                    (457,665)           --               --                --
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             --            --               --                --
   - Annuity Payments                                                 (1,210)           --               --                --
   - Receipt (reimbursement) of mortality guarantee adjustments           --            --               --                --
                                                                  ----------    ----------       ----------       -----------
                                                                      (1,210)           --               --                --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (458,875)           --               --                --
                                                                  ----------    ----------       ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               75,483            --               --                --
                                                                  ----------    ----------       ----------       -----------
NET ASSETS AT DECEMBER 31, 2009                                    1,885,015            --               --                --
Changes From Operations:
   - Net investment income (loss)                                    (19,090)       (2,060)          (2,740)           (9,932)
   - Net realized gain (loss) on investments                          (2,907)           16              103             1,492
   - Net change in unrealized appreciation or depreciation on
     investments                                                     247,572        51,812           53,319           203,231
                                                                  ----------    ----------       ----------       -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   225,575        49,768           50,682           194,791
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               60,359     2,357,456        2,950,078        12,178,719
   - Contract withdrawals and transfers to annuity reserves         (167,891)         (652)          (2,269)          (32,237)
   - Contract transfers                                             (108,655)      262,533          477,110           160,420
                                                                  ----------    ----------       ----------       -----------
                                                                    (216,187)    2,619,337        3,424,919        12,306,902
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             --            --               --                --
   - Annuity Payments                                                 (1,323)           --               --                --
   - Receipt (reimbursement) of mortality guarantee adjustments           --            --               --                --
                                                                  ----------    ----------       ----------       -----------
                                                                      (1,323)           --               --                --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (217,510)    2,619,337        3,424,919        12,306,902
                                                                  ----------    ----------       ----------       -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                8,065     2,669,105        3,475,601        12,501,693
                                                                  ----------    ----------       ----------       -----------
NET ASSETS AT DECEMBER 31, 2010                                   $1,893,080    $2,669,105       $3,475,601       $12,501,693
                                                                  ==========    ==========       ==========       ===========

                                                                                                       LVIP BARON
                                                                  LVIP AMERICAN     LVIP AMERICAN        GROWTH
                                                                  GROWTH-INCOME     INTERNATIONAL     OPPORTUNITIES
                                                                  SERVICE CLASS II  SERVICE CLASS II  SERVICE CLASS
                                                                   SUBACCOUNT        SUBACCOUNT        SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $       --        $       --      $41,420,290
Changes From Operations:
   - Net investment income (loss)                                          --                --         (850,920)
   - Net realized gain (loss) on investments                               --                --       (4,790,056)
   - Net change in unrealized appreciation or depreciation on
     investments                                                           --                --       21,850,957
                                                                   ----------        ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                         --                --       16,209,981
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                    --                --        8,766,242
   - Contract withdrawals and transfers to annuity reserves                --                --       (2,915,444)
   - Contract transfers                                                    --                --       (1,210,162)
                                                                   ----------        ----------      -----------
                                                                           --                --        4,640,636
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --                --               --
   - Annuity Payments                                                      --                --             (560)
   - Receipt (reimbursement) of mortality guarantee adjustments            --                --               18
                                                                   ----------        ----------      -----------
                                                                           --                --             (542)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                            --                --        4,640,094
                                                                   ----------        ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                    --                --       20,850,075
                                                                   ----------        ----------      -----------
NET ASSETS AT DECEMBER 31, 2009                                            --                --       62,270,365
Changes From Operations:
   - Net investment income (loss)                                      (6,947)           (4,513)      (1,160,993)
   - Net realized gain (loss) on investments                              336               349          684,055
   - Net change in unrealized appreciation or depreciation on
     investments                                                      134,428            79,318       16,994,287
                                                                   ----------        ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    127,817            75,154       16,517,349
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             8,480,581         5,769,976       11,616,624
   - Contract withdrawals and transfers to annuity reserves           (30,543)           (2,705)      (3,910,939)
   - Contract transfers                                               129,219           179,487        1,424,419
                                                                   ----------        ----------      -----------
                                                                    8,579,257         5,946,758        9,130,104
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --                --               --
   - Annuity Payments                                                      --                --             (698)
   - Receipt (reimbursement) of mortality guarantee adjustments            --                --               30
                                                                   ----------        ----------      -----------
                                                                           --                --             (668)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     8,579,257         5,946,758        9,129,436
                                                                   ----------        ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             8,707,074         6,021,912       25,646,785
                                                                   ----------        ----------      -----------
NET ASSETS AT DECEMBER 31, 2010                                    $8,707,074        $6,021,912      $87,917,150
                                                                   ==========        ==========      ===========

                                                                  LVIP BLACKROCK
                                                                    INFLATION      LVIP CAPITAL
                                                                  PROTECTED BOND      GROWTH
                                                                  SERVICE CLASS    SERVICE CLASS
                                                                    SUBACCOUNT      SUBACCOUNT
------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $        --     $  7,720,820
Changes From Operations:
   - Net investment income (loss)                                           --         (248,257)
   - Net realized gain (loss) on investments                                --          (65,470)
   - Net change in unrealized appreciation or depreciation on
     investments                                                            --        8,794,956
                                                                   -----------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                          --        8,481,229
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                     --       13,853,568
   - Contract withdrawals and transfers to annuity reserves                 --         (947,294)
   - Contract transfers                                                     --       28,656,574
                                                                   -----------     ------------
                                                                            --       41,562,848
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --
   - Annuity Payments                                                       --               --
   - Receipt (reimbursement) of mortality guarantee adjustments             --               --
                                                                   -----------     ------------
                                                                            --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                             --       41,562,848
                                                                   -----------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     --       50,044,077
                                                                   -----------     ------------
NET ASSETS AT DECEMBER 31, 2009                                             --       57,764,897
Changes From Operations:
   - Net investment income (loss)                                       17,038         (918,338)
   - Net realized gain (loss) on investments                           (12,754)       1,250,799
   - Net change in unrealized appreciation or depreciation on
     investments                                                       (39,395)      20,834,744
                                                                   -----------     ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                     (35,111)      21,167,205
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              7,298,951       20,474,073
   - Contract withdrawals and transfers to annuity reserves            (25,504)      (3,859,899)
   - Contract transfers                                              6,897,461       49,088,745
                                                                   -----------     ------------
                                                                    14,170,908       65,702,919
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --
   - Annuity Payments                                                       --               --
   - Receipt (reimbursement) of mortality guarantee adjustments             --               --
                                                                   -----------     ------------
                                                                            --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     14,170,908       65,702,919
                                                                   -----------     ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             14,135,797       86,870,124
                                                                   -----------     ------------
NET ASSETS AT DECEMBER 31, 2010                                    $14,135,797     $144,635,021
                                                                   ===========     ============

See accompanying notes.

                                                                   LVIP COHEN &   LVIP COLUMBIA
                                                                  STEERS GLOBAL       VALUE       LVIP DELAWARE    LVIP DELAWARE
                                                                   REAL ESTATE    OPPORTUNITIES        BOND            BOND
                                                                  SERVICE CLASS   SERVICE CLASS   STANDARD CLASS   SERVICE CLASS
                                                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $38,920,478     $ 3,857,022     $224,703,303    $  590,700,221
Changes From Operations:
   - Net investment income (loss)                                     (745,634)        (64,789)       5,669,654        23,693,886
   - Net realized gain (loss) on investments                        (7,106,245)       (718,859)        (832,714)       (1,289,412)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    23,391,391       2,099,606       30,349,094        92,370,477
                                                                   -----------     -----------     ------------    --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  15,539,512       1,315,958       35,186,034       114,774,951
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              7,336,471       2,306,414        1,232,184       141,434,586
   - Contract withdrawals and transfers to annuity reserves         (2,223,985)       (408,587)     (36,701,690)      (56,918,758)
   - Contract transfers                                             (4,530,373)        382,852         (436,281)      197,968,020
                                                                   -----------     -----------     ------------    --------------
                                                                       582,113       2,280,679      (35,905,787)      282,483,848
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --               --           (14,057)
   - Annuity Payments                                                       --              --         (108,816)          (24,695)
   - Receipt (reimbursement) of mortality guarantee adjustments             --              --            2,190             5,001
                                                                   -----------     -----------     ------------    --------------
                                                                            --              --         (106,626)          (33,751)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                        582,113       2,280,679      (36,012,413)      282,450,097
                                                                   -----------     -----------     ------------    --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             16,121,625       3,596,637         (826,379)      397,225,048
                                                                   -----------     -----------     ------------    --------------
NET ASSETS AT DECEMBER 31, 2009                                     55,042,103       7,453,659      223,876,924       987,925,269
Changes From Operations:
   - Net investment income (loss)                                     (998,805)       (167,847)       3,619,086        25,818,017
   - Net realized gain (loss) on investments                           209,305         354,019        8,923,444        35,884,174
   - Net change in unrealized appreciation or depreciation on
     investments                                                    10,117,278       2,091,958        2,042,619         9,774,838
                                                                   -----------     -----------     ------------    --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   9,327,778       2,278,130       14,585,149        71,477,029
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              8,838,094       3,528,178        1,210,510       230,573,002
   - Contract withdrawals and transfers to annuity reserves         (3,794,157)       (535,794)     (34,210,000)      (87,706,707)
   - Contract transfers                                              3,207,061       2,504,071       (2,447,666)      294,574,132
                                                                   -----------     -----------     ------------    --------------
                                                                     8,250,998       5,496,455      (35,447,156)      437,440,427
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           25,405              --            4,765           545,109
   - Annuity Payments                                                     (221)             --          (73,242)          (35,648)
   - Receipt (reimbursement) of mortality guarantee adjustments             --              --           (7,471)            6,463
                                                                   -----------     -----------     ------------    --------------
                                                                        25,184              --          (75,948)          515,924
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      8,276,182       5,496,455      (35,523,104)      437,956,351
                                                                   -----------     -----------     ------------    --------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             17,603,960       7,774,585      (20,937,955)      509,433,380
                                                                   -----------     -----------     ------------    --------------
NET ASSETS AT DECEMBER 31, 2010                                    $72,646,063     $15,228,244     $202,938,969    $1,497,358,649
                                                                   ===========     ===========     ============    ==============

                                                                                  LVIP DELAWARE    LVIP DELAWARE
                                                                  LVIP DELAWARE     FOUNDATION       FOUNDATION     LVIP DELAWARE
                                                                   DIVERSIFIED      AGGRESSIVE       AGGRESSIVE         GROWTH
                                                                  FLOATING RATE     ALLOCATION       ALLOCATION       AND INCOME
                                                                  SERVICE CLASS   STANDARD CLASS    SERVICE CLASS   SERVICE CLASS
                                                                   SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $        --     $15,329,718      $ 41,922,453     $17,695,340
Changes From Operations:
   - Net investment income (loss)                                           --         (23,537)         (212,178)       (160,787)
   - Net realized gain (loss) on investments                                --      (2,570,482)       (9,512,061)     (1,960,101)
   - Net change in unrealized appreciation or depreciation on
     investments                                                            --       6,534,530        19,941,915       7,034,174
                                                                   -----------     -----------      ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                          --       3,940,511        10,217,676       4,913,286
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                     --          18,577         1,197,184       3,118,244
   - Contract withdrawals and transfers to annuity reserves                 --      (1,674,745)       (2,574,014)     (1,161,562)
   - Contract transfers                                                     --      (2,717,337)      (15,225,754)      4,582,020
                                                                   -----------     -----------      ------------     -----------
                                                                            --      (4,373,505)      (16,602,584)      6,538,702
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --                --              --
   - Annuity Payments                                                       --          (3,641)               --              --
   - Receipt (reimbursement) of mortality guarantee adjustments             --              (2)               --              --
                                                                   -----------     -----------      ------------     -----------
                                                                            --          (3,643)               --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                             --      (4,377,148)      (16,602,584)      6,538,702
                                                                   -----------     -----------      ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     --        (436,637)       (6,384,908)     11,451,988
                                                                   -----------     -----------      ------------     -----------
NET ASSETS AT DECEMBER 31, 2009                                             --      14,893,081        35,537,545      29,147,328
Changes From Operations:
   - Net investment income (loss)                                       (1,098)        113,527           182,836        (298,707)
   - Net realized gain (loss) on investments                              (476)       (381,885)       (2,313,836)       (606,165)
   - Net change in unrealized appreciation or depreciation on
     investments                                                        (1,255)      1,524,027         4,748,629       4,279,139
                                                                   -----------     -----------      ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                      (2,829)      1,255,669         2,617,629       3,374,267
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              5,273,216          13,911           245,926       3,034,231
   - Contract withdrawals and transfers to annuity reserves            (53,170)     (1,905,421)       (5,839,573)     (1,856,497)
   - Contract transfers                                              7,101,616      (1,236,639)       (2,893,575)      1,822,010
                                                                   -----------     -----------      ------------     -----------
                                                                    12,321,662      (3,128,149)       (8,487,222)      2,999,744
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --                --              --
   - Annuity Payments                                                       --          (3,142)               --              --
   - Receipt (reimbursement) of mortality guarantee adjustments             --              14                --              --
                                                                   -----------     -----------      ------------     -----------
                                                                            --          (3,128)               --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     12,321,662      (3,131,277)       (8,487,222)      2,999,744
                                                                   -----------     -----------      ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             12,318,833      (1,875,608)       (5,869,593)      6,374,011
                                                                   -----------     -----------      ------------     -----------
NET ASSETS AT DECEMBER 31, 2010                                    $12,318,833     $13,017,473      $ 29,667,952     $35,521,339
                                                                   ===========     ===========      ============     ===========

                                                                  LVIP DELAWARE    LVIP DELAWARE   LVIP DELAWARE
                                                                      SOCIAL           SOCIAL         SPECIAL
                                                                    AWARENESS        AWARENESS     OPPORTUNITIES
                                                                  STANDARD CLASS   SERVICE CLASS   SERVICE CLASS
                                                                    SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $12,930,385      $42,910,993     $ 8,306,542
Changes From Operations:
   - Net investment income (loss)                                     (115,270)        (544,291)        (89,134)
   - Net realized gain (loss) on investments                            74,785         (342,007)     (1,125,223)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     3,043,487       11,710,205       3,548,707
                                                                   -----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   3,003,002       10,823,907       2,334,350
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 42,157        2,097,004       2,677,384
   - Contract withdrawals and transfers to annuity reserves         (1,668,727)      (4,664,587)       (695,155)
   - Contract transfers                                               (966,441)      (1,528,079)     (1,143,295)
                                                                   -----------      -----------     -----------
                                                                    (2,593,011)      (4,095,662)        838,934
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --              --
   - Annuity Payments                                                   (4,662)          (2,752)             --
   - Receipt (reimbursement) of mortality guarantee adjustments             (1)           1,204              --
                                                                   -----------      -----------     -----------
                                                                        (4,663)          (1,548)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (2,597,674)      (4,097,210)        838,934
                                                                   -----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                405,328        6,726,697       3,173,284
                                                                   -----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 2009                                     13,335,713       49,637,690      11,479,826
Changes From Operations:
   - Net investment income (loss)                                     (127,618)        (634,881)       (188,259)
   - Net realized gain (loss) on investments                           110,310         (176,838)        469,441
   - Net change in unrealized appreciation or depreciation on
     investments                                                     1,142,632        5,092,461       4,291,530
                                                                   -----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   1,125,324        4,280,742       4,572,712
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                110,482        2,744,436       4,383,280
   - Contract withdrawals and transfers to annuity reserves         (1,614,907)      (5,268,521)     (1,087,787)
   - Contract transfers                                               (545,071)      (2,159,218)      7,872,316
                                                                   -----------      -----------     -----------
                                                                    (2,049,496)      (4,683,303)     11,167,809
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --              --
   - Annuity Payments                                                   (5,410)          (3,195)             --
   - Receipt (reimbursement) of mortality guarantee adjustments              1            1,554              --
                                                                   -----------      -----------     -----------
                                                                        (5,409)          (1,641)             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (2,054,905)      (4,684,944)     11,167,809
                                                                   -----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               (929,581)        (404,202)     15,740,521
                                                                   -----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 2010                                    $12,406,132      $49,233,488     $27,220,347
                                                                   ===========      ===========     ===========

                                                                                  LVIP JANUS
                                                                                    CAPITAL
                                                                   LVIP GLOBAL    APPRECIATION
                                                                      INCOME        STANDARD
                                                                  SERVICE CLASS      CLASS
                                                                    SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $         --     $2,443,401
Changes From Operations:
   - Net investment income (loss)                                      461,184        (21,645)
   - Net realized gain (loss) on investments                            39,014       (104,803)
   - Net change in unrealized appreciation or depreciation on
     investments                                                      (411,450)       918,938
                                                                  ------------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                      88,748        792,490
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             32,548,105         28,585
   - Contract withdrawals and transfers to annuity reserves           (296,255)      (333,266)
   - Contract transfers                                             24,872,657        (98,033)
                                                                  ------------     ----------
                                                                    57,124,507       (402,714)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --             --
   - Annuity Payments                                                       --             --
   - Receipt (reimbursement) of mortality guarantee adjustments             --             --
                                                                  ------------     ----------
                                                                            --             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     57,124,507       (402,714)
                                                                  ------------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             57,213,255        389,776
                                                                  ------------     ----------
NET ASSETS AT DECEMBER 31, 2009                                     57,213,255      2,833,177
Changes From Operations:
   - Net investment income (loss)                                    2,405,299        (26,866)
   - Net realized gain (loss) on investments                           418,311         55,238
   - Net change in unrealized appreciation or depreciation on
     investments                                                     7,243,392        225,613
                                                                  ------------     ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  10,067,002        253,985
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             82,617,349          2,871
   - Contract withdrawals and transfers to annuity reserves         (6,219,837)      (280,718)
   - Contract transfers                                             92,148,528         16,170
                                                                  ------------     ----------
                                                                   168,546,040       (261,677)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           85,639             --
   - Annuity Payments                                                   (6,895)            --
   - Receipt (reimbursement) of mortality guarantee adjustments            (26)            --
                                                                  ------------     ----------
                                                                        78,718             --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    168,624,758       (261,677)
                                                                  ------------     ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            178,691,760         (7,692)
                                                                  ------------     ----------
NET ASSETS AT DECEMBER 31, 2010                                   $235,905,015     $2,825,485
                                                                  ============     ==========

See accompanying notes.

                                                                    LVIP JANUS         LVIP          LVIP MFS
                                                                     CAPITAL         JPMORGAN     INTERNATIONAL     LVIP MFS
                                                                   APPRECIATION     HIGH YIELD        GROWTH          VALUE
                                                                  SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                                                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $24,856,506      $       --     $23,019,042    $ 81,499,360
Changes From Operations:
   - Net investment income (loss)                                     (279,544)             --        (288,063)        423,423
   - Net realized gain (loss) on investments                        (1,863,893)             --      (4,575,846)     (2,119,820)
   - Net change in unrealized appreciation or depreciation on
     investments                                                    14,640,182              --      14,869,287      34,663,662
                                                                   -----------      ----------     -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  12,496,745              --      10,005,378      32,967,265
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              5,062,914              --      10,314,449      34,774,575
   - Contract withdrawals and transfers to annuity reserves         (2,204,399)             --      (1,551,676)     (6,234,528)
   - Contract transfers                                             14,569,910              --      11,856,653      87,998,587
                                                                   -----------      ----------     -----------    ------------
                                                                    17,428,425              --      20,619,426     116,538,634
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --              --              --
   - Annuity Payments                                                       --              --              --              --
   - Receipt (reimbursement) of mortality guarantee adjustments             --              --              --              --
                                                                   -----------      ----------     -----------    ------------
                                                                            --              --              --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     17,428,425              --      20,619,426     116,538,634
                                                                   -----------      ----------     -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             29,925,170              --      30,624,804     149,505,899
                                                                   -----------      ----------     -----------    ------------
NET ASSETS AT DECEMBER 31, 2009                                     54,781,676              --      53,643,846     231,005,259
Changes From Operations:
   - Net investment income (loss)                                     (675,297)          9,842        (538,824)        (43,589)
   - Net realized gain (loss) on investments                         1,042,747            (307)     (1,943,122)      1,639,969
   - Net change in unrealized appreciation or depreciation on
     investments                                                     4,789,714          11,475      11,063,933      34,241,562
                                                                   -----------      ----------     -----------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   5,157,164          21,010       8,581,987      35,837,942
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              5,530,451       1,885,848      17,310,888      54,296,153
   - Contract withdrawals and transfers to annuity reserves         (4,026,861)         (3,248)     (3,190,046)    (14,420,539)
   - Contract transfers                                              2,216,426       1,343,352      20,537,816     102,617,244
                                                                   -----------      ----------     -----------    ------------
                                                                     3,720,016       3,225,952      34,658,658     142,492,858
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --          12,447         445,059
   - Annuity Payments                                                       --              --            (639)         (9,751)
   - Receipt (reimbursement) of mortality guarantee adjustments             --              --             128            (190)
                                                                   -----------      ----------     -----------    ------------
                                                                            --              --          11,936         435,118
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      3,720,016       3,225,952      34,670,594     142,927,976
                                                                   -----------      ----------     -----------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              8,877,180       3,246,962      43,252,581     178,765,918
                                                                   -----------      ----------     -----------    ------------
NET ASSETS AT DECEMBER 31, 2010                                    $63,658,856      $3,246,962     $96,896,427    $409,771,177
                                                                   ===========      ==========     ===========    ============

                                                                                   LVIP MONDRIAN   LVIP MONDRIAN    LVIP MONEY
                                                                   LVIP MID-CAP    INTERNATIONAL   INTERNATIONAL      MARKET
                                                                      VALUE            VALUE           VALUE         STANDARD
                                                                  SERVICE CLASS   STANDARD CLASS   SERVICE CLASS      CLASS
                                                                    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $13,021,942      $28,349,359     $105,135,796   $178,597,067
Changes From Operations:
   - Net investment income (loss)                                     (235,734)         383,891       1,372,429      (1,851,016)
   - Net realized gain (loss) on investments                        (2,186,551)      (1,782,937)     (8,458,871)          1,391
   - Net change in unrealized appreciation or depreciation on
     investments                                                     8,796,044        5,679,896      25,714,404             (19)
                                                                   -----------      -----------     ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   6,373,759        4,280,850      18,627,962      (1,849,644)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              4,114,828           80,576       8,401,433       1,332,830
   - Contract withdrawals and transfers to annuity reserves           (794,330)      (3,427,553)     (7,985,345)    (87,778,450)
   - Contract transfers                                                429,670       (2,528,657)    (13,149,778)     13,985,680
                                                                   -----------      -----------     ------------   ------------
                                                                     3,750,168       (5,875,634)    (12,733,690)    (72,459,940)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --              --             641
   - Annuity Payments                                                       --           (7,783)         (5,654)        (84,684)
   - Receipt (reimbursement) of mortality guarantee adjustments             --              404           1,340              38
                                                                   -----------      -----------     ------------   ------------
                                                                            --           (7,379)         (4,314)        (84,005)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      3,750,168       (5,883,013)    (12,738,004)    (72,543,945)
                                                                   -----------      -----------     ------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             10,123,927       (1,602,163)      5,889,958     (74,393,589)
                                                                   -----------      -----------     ------------   ------------
NET ASSETS AT DECEMBER 31, 2009                                     23,145,869       26,747,196     111,025,754     104,203,478
Changes From Operations:
   - Net investment income (loss)                                     (505,956)         351,148       1,617,760      (1,304,861)
   - Net realized gain (loss) on investments                           770,285         (555,767)     (2,631,287)            333
   - Net change in unrealized appreciation or depreciation on
     investments                                                     6,645,132          146,322       1,755,432              (8)
                                                                   -----------      -----------     ------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   6,909,461          (58,297)        741,905      (1,304,536)
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              6,815,254           87,152       8,154,730         995,369
   - Contract withdrawals and transfers to annuity reserves         (1,387,767)      (3,607,892)     (9,350,671)    (51,703,222)
   - Contract transfers                                              5,257,375         (725,515)        890,980      14,574,373
                                                                   -----------      -----------     ------------   ------------
                                                                    10,684,862       (4,246,255)       (304,961)    (36,133,480)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           60,063               --              --          13,116
   - Annuity Payments                                                    1,063           (6,427)         (4,725)        (93,016)
   - Receipt (reimbursement) of mortality guarantee adjustments            (33)         (12,413)          1,638             113
                                                                   -----------      -----------     ------------   ------------
                                                                        61,093          (18,840)         (3,087)        (79,787)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     10,745,955       (4,265,095)       (308,048)    (36,213,267)
                                                                   -----------      -----------     ------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             17,655,416       (4,323,392)        433,857     (37,517,803)
                                                                   -----------      -----------     ------------   ------------
NET ASSETS AT DECEMBER 31, 2010                                    $40,801,285      $22,423,804     $111,459,611   $ 66,685,675
                                                                   ===========      ===========     ============   ============

                                                                                                    LVIP SSGA       LVIP SSGA
                                                                                                   CONSERVATIVE    CONSERVATIVE
                                                                   LVIP MONEY       LVIP SSGA         INDEX         STRUCTURED
                                                                     MARKET         BOND INDEX      ALLOCATION      ALLOCATION
                                                                  SERVICE CLASS   SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                                                                   SUBACCOUNT       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 619,101,956    $126,524,359     $       --     $        --
Changes From Operations:
   - Net investment income (loss)                                    (8,843,124)      1,360,811             --              --
   - Net realized gain (loss) on investments                              5,849       1,234,213             --              --
   - Net change in unrealized appreciation or depreciation on
     investments                                                            (56)      5,335,798             --              --
                                                                  -------------    ------------     ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   (8,837,331)      7,930,822             --              --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              73,856,393     164,034,808             --              --
   - Contract withdrawals and transfers to annuity reserves        (105,434,028)    (14,304,174)            --              --
   - Contract transfers                                            (152,749,796)    207,497,132             --              --
                                                                  -------------    ------------     ----------     -----------
                                                                   (184,327,431)    357,227,766             --              --
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                --              --             --              --
   - Annuity Payments                                                  (161,326)             --             --              --
   - Receipt (reimbursement) of mortality guarantee adjustments           2,567              --             --              --
                                                                  -------------    ------------     ----------     -----------
                                                                       (158,759)             --             --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (184,486,190)    357,227,766             --              --
                                                                  -------------    ------------     ----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            (193,323,521)    365,158,588             --              --
                                                                  -------------    ------------     ----------     -----------
NET ASSETS AT DECEMBER 31, 2009                                     425,778,435     491,682,947             --              --
Changes From Operations:
   - Net investment income (loss)                                    (6,814,534)      2,689,737         (1,716)         (7,299)
   - Net realized gain (loss) on investments                              1,747       3,713,732            198             124
   - Net change in unrealized appreciation or depreciation on
     investments                                                            (21)     14,201,350         16,984          74,302
                                                                  -------------    ------------     ----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   (6,812,808)     20,604,819         15,466          67,127
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              72,865,055     237,593,691      1,993,980       8,918,672
   - Contract withdrawals and transfers to annuity reserves        (106,324,179)    (38,670,764)          (874)        (23,451)
   - Contract transfers                                             (42,536,366)    237,564,355        935,738       1,632,502
                                                                  -------------    ------------     ----------     -----------
                                                                    (75,995,490)    436,487,282      2,928,844      10,527,723
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts            33,873              --             --              --
   - Annuity Payments                                                   (40,367)             --             --              --
   - Receipt (reimbursement) of mortality guarantee adjustments           3,158              --             --              --
                                                                  -------------    ------------     ----------     -----------
                                                                         (3,336)             --             --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (75,998,826)    436,487,282      2,928,844      10,527,723
                                                                  -------------    ------------     ----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             (82,811,634)    457,092,101      2,944,310      10,594,850
                                                                  -------------    ------------     ----------     -----------
NET ASSETS AT DECEMBER 31, 2010                                   $ 342,966,801    $948,775,048     $2,944,310     $10,594,850
                                                                  =============    ============     ==========     ===========

                                                                      LVIP SSGA
                                                                      DEVELOPED
                                                                  INTERNATIONAL 150
                                                                    SERVICE CLASS
                                                                      SUBACCOUNT
-----------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                       $ 17,122,014
Changes From Operations:
   - Net investment income (loss)                                         (6,451)
   - Net realized gain (loss) on investments                           1,559,055
   - Net change in unrealized appreciation or depreciation on
     investments                                                      14,222,782
                                                                    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    15,775,386
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               21,793,077
   - Contract withdrawals and transfers to annuity reserves           (1,691,574)
   - Contract transfers                                               15,095,363
                                                                    ------------
                                                                      35,196,866
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                 --
   - Annuity Payments                                                         --
   - Receipt (reimbursement) of mortality guarantee adjustments               --
                                                                    ------------
                                                                              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                       35,196,866
                                                                    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               50,972,252
                                                                    ------------
NET ASSETS AT DECEMBER 31, 2009                                       68,094,266
Changes From Operations:
   - Net investment income (loss)                                       (490,811)
   - Net realized gain (loss) on investments                           1,526,279
   - Net change in unrealized appreciation or depreciation on
     investments                                                       8,038,660
                                                                    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                     9,074,128
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               34,957,496
   - Contract withdrawals and transfers to annuity reserves           (4,971,227)
   - Contract transfers                                               31,138,448
                                                                    ------------
                                                                      61,124,717
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                 --
   - Annuity Payments                                                         --
   - Receipt (reimbursement) of mortality guarantee adjustments               --
                                                                    ------------
                                                                              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                       61,124,717
                                                                    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               70,198,845
                                                                    ------------
NET ASSETS AT DECEMBER 31, 2010                                     $138,293,111
                                                                    ============

See accompanying notes.

                                                                    LVIP SSGA        LVIP SSGA        LVIP SSGA
                                                                     EMERGING     GLOBAL TACTICAL   INTERNATIONAL     LVIP SSGA
                                                                   MARKETS 100       ALLOCATION         INDEX       LARGE CAP 100
                                                                  SERVICE CLASS    SERVICE CLASS    SERVICE CLASS   SERVICE CLASS
                                                                    SUBACCOUNT       SUBACCOUNT       SUBACCOUNT      SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 14,179,848      $70,291,413      $ 22,232,589    $ 33,002,221
Changes From Operations:
   - Net investment income (loss)                                     (108,419)       2,245,637           102,724        (188,214)
   - Net realized gain (loss) on investments                         3,010,736      (12,833,936)          700,235       1,605,588
   - Net change in unrealized appreciation or depreciation on
     investments                                                    22,997,819       26,058,571        15,665,756      30,252,682
                                                                  ------------      -----------      ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  25,900,136       15,470,272        16,468,715      31,670,056
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             19,556,436        8,220,162        33,916,389      43,945,587
   - Contract withdrawals and transfers to annuity reserves         (1,798,098)      (3,625,337)       (2,164,178)     (3,362,386)
   - Contract transfers                                             24,814,473      (35,742,516)       24,263,643      36,542,944
                                                                  ------------      -----------      ------------    ------------
                                                                    42,572,811      (31,147,691)       56,015,854      77,126,145
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --                --              --
   - Annuity Payments                                                       --               --                --              --
   - Receipt (reimbursement) of mortality guarantee adjustments             --               --                --              --
                                                                  ------------      -----------      ------------    ------------
                                                                            --               --                --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     42,572,811      (31,147,691)       56,015,854      77,126,145
                                                                  ------------      -----------      ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             68,472,947      (15,677,419)       72,484,569     108,796,201
                                                                  ------------      -----------      ------------    ------------
NET ASSETS AT DECEMBER 31, 2009                                     82,652,795       54,613,994        94,717,158     141,798,422
Changes From Operations:
   - Net investment income (loss)                                     (715,311)        (450,386)         (304,757)     (1,076,571)
   - Net realized gain (loss) on investments                         6,136,390       (2,071,293)        1,545,817       5,865,615
   - Net change in unrealized appreciation or depreciation on
     investments                                                    24,622,099        6,291,080        11,906,422      30,666,851
                                                                  ------------      -----------      ------------    ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  30,043,178        3,769,401        13,147,482      35,455,895
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             34,875,760        8,842,163        53,322,384      68,846,694
   - Contract withdrawals and transfers to annuity reserves         (7,018,054)      (3,845,612)       (7,268,652)    (12,248,440)
   - Contract transfers                                             27,876,630          617,106        44,705,422      55,402,184
                                                                  ------------      -----------      ------------    ------------
                                                                    55,734,336        5,613,657        90,759,154     112,000,438
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           24,025               --                --              --
   - Annuity Payments                                                     (610)              --                --              --
   - Receipt (reimbursement) of mortality guarantee adjustments            (12)              --                --              --
                                                                  ------------      -----------      ------------    ------------
                                                                        23,403               --                --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     55,757,739        5,613,657        90,759,154     112,000,438
                                                                  ------------      -----------      ------------    ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             85,800,917        9,383,058       103,906,636     147,456,333
                                                                  ------------      -----------      ------------    ------------
NET ASSETS AT DECEMBER 31, 2010                                   $168,453,712      $63,997,052      $198,623,794    $289,254,755
                                                                  ============      ===========      ============    ============

                                                                                                     LVIP SSGA       LVIP SSGA
                                                                                     LVIP SSGA       MODERATELY      MODERATELY
                                                                    LVIP SSGA         MODERATE       AGGRESSIVE      AGGRESSIVE
                                                                  MODERATE INDEX     STRUCTURED        INDEX         STRUCTURED
                                                                    ALLOCATION       ALLOCATION      ALLOCATION      ALLOCATION
                                                                  SERVICE CLASS    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                                                                    SUBACCOUNT       SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                       $       --      $        --     $       --      $        --
Changes From Operations:
   - Net investment income (loss)                                           --               --             --               --
   - Net realized gain (loss) on investments                                --               --             --               --
   - Net change in unrealized appreciation or depreciation on
     investments                                                            --               --             --               --
                                                                    ----------      -----------     ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                          --               --             --               --
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                     --               --             --               --
   - Contract withdrawals and transfers to annuity reserves                 --               --             --               --
   - Contract transfers                                                     --               --             --               --
                                                                    ----------      -----------     ----------      -----------
                                                                            --               --             --               --
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --             --               --
   - Annuity Payments                                                       --               --             --               --
   - Receipt (reimbursement) of mortality guarantee adjustments             --               --             --               --
                                                                    ----------      -----------     ----------      -----------
                                                                            --               --             --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                             --               --             --               --
                                                                    ----------      -----------     ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                     --               --             --               --
                                                                    ----------      -----------     ----------      -----------
NET ASSETS AT DECEMBER 31, 2009                                             --               --             --               --
Changes From Operations:
   - Net investment income (loss)                                       (3,272)         (22,507)        (2,740)         (13,715)
   - Net realized gain (loss) on investments                                19            1,465             28           12,539
   - Net change in unrealized appreciation or depreciation on
     investments                                                        48,766          277,191         36,745          218,707
                                                                    ----------      -----------     ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                      45,513          256,149         34,033          217,531
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              3,195,965       25,506,025      5,379,516       15,021,619
   - Contract withdrawals and transfers to annuity reserves             (2,608)         (26,596)        (3,259)         (42,615)
   - Contract transfers                                                881,535        2,821,498        437,612          880,616
                                                                    ----------      -----------     ----------      -----------
                                                                     4,074,892       28,300,927      5,813,869       15,859,620
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --               --             --               --
   - Annuity Payments                                                       --               --             --               --
   - Receipt (reimbursement) of mortality guarantee adjustments             --               --             --               --
                                                                    ----------      -----------     ----------      -----------
                                                                            --               --             --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      4,074,892       28,300,927      5,813,869       15,859,620
                                                                    ----------      -----------     ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              4,120,405       28,557,076      5,847,902       16,077,151
                                                                    ----------      -----------     ----------      -----------
NET ASSETS AT DECEMBER 31, 2010                                     $4,120,405      $28,557,076     $5,847,902      $16,077,151
                                                                    ==========      ===========     ==========      ===========

                                                                    LVIP SSGA                                         LVIP SSGA
                                                                  S&P 500 INDEX     LVIP SSGA        LVIP SSGA        SMALL-MID
                                                                     STANDARD     S&P 500 INDEX   SMALL-CAP INDEX      CAP 200
                                                                      CLASS       SERVICE CLASS    SERVICE CLASS    SERVICE CLASS
                                                                    SUBACCOUNT      SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $  496,689      $ 64,897,157    $ 23,798,001      $ 9,999,517
Changes From Operations:
   - Net investment income (loss)                                       2,801          (234,721)       (420,248)          43,504
   - Net realized gain (loss) on investments                          (37,533)         (982,341)     (1,396,860)       1,047,750
   - Net change in unrealized appreciation or depreciation on
     investments                                                      352,281        38,286,866      12,939,009       11,486,235
                                                                   ----------      ------------    ------------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    317,549        37,069,804      11,121,901       12,577,489
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                21,095        64,018,738      19,244,112       12,762,961
   - Contract withdrawals and transfers to annuity reserves           (58,196)       (5,710,273)     (1,539,684)      (1,032,479)
   - Contract transfers                                               774,331        57,424,454      10,509,320       10,163,202
                                                                   ----------      ------------    ------------      -----------
                                                                      737,230       115,732,919      28,213,748       21,893,684
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --                --              --               --
   - Annuity Payments                                                      --                --              --               --
   - Receipt (reimbursement) of mortality guarantee adjustments            --                --              --               --
                                                                   ----------      ------------    ------------      -----------
                                                                           --                --              --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                       737,230       115,732,919      28,213,748       21,893,684
                                                                   ----------      ------------    ------------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             1,054,779       152,802,723      39,335,649       34,471,173
                                                                   ----------      ------------    ------------      -----------
NET ASSETS AT DECEMBER 31, 2009                                     1,551,468       217,699,880      63,133,650       44,470,690
Changes From Operations:
   - Net investment income (loss)                                      (6,015)       (1,750,283)     (1,164,292)          60,164
   - Net realized gain (loss) on investments                          104,960         3,113,596       2,240,480        4,730,856
   - Net change in unrealized appreciation or depreciation on
     investments                                                      135,215        43,759,940      20,360,581       11,733,512
                                                                   ----------      ------------    ------------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    234,160        45,123,253      21,436,769       16,524,532
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 1,698        97,121,325      28,335,340       23,604,937
   - Contract withdrawals and transfers to annuity reserves          (413,670)      (18,938,137)     (4,446,436)      (4,127,598)
   - Contract transfers                                               639,099        77,904,247      14,229,059       14,403,314
                                                                   ----------      ------------    ------------      -----------
                                                                      227,127       156,087,435      38,117,963       33,880,653
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --                --              --               --
   - Annuity Payments                                                      --                --              --               --
   - Receipt (reimbursement) of mortality guarantee adjustments            --                --              --               --
                                                                   ----------      ------------    ------------      -----------
                                                                           --                --              --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                       227,127       156,087,435      38,117,963       33,880,653
                                                                   ----------      ------------    ------------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               461,287       201,210,688      59,554,732       50,405,185
                                                                   ----------      ------------    ------------      -----------
NET ASSETS AT DECEMBER 31, 2010                                    $2,012,755      $418,910,568    $122,688,382      $94,875,875
                                                                   ==========      ============    ============      ===========

                                                                   LVIP T. ROWE
                                                                   PRICE GROWTH
                                                                      STOCK
                                                                  SERVICE CLASS
                                                                    SUBACCOUNT
-------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $10,018,182
Changes From Operations:
   - Net investment income (loss)                                     (416,149)
   - Net realized gain (loss) on investments                          (226,790)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     9,675,370
                                                                   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   9,032,431
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              7,284,265
   - Contract withdrawals and transfers to annuity reserves         (1,336,043)
   - Contract transfers                                             18,986,684
                                                                   -----------
                                                                    24,934,906
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --
   - Annuity Payments                                                       --
   - Receipt (reimbursement) of mortality guarantee adjustments             --
                                                                   -----------
                                                                            --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     24,934,906
                                                                   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             33,967,337
                                                                   -----------
NET ASSETS AT DECEMBER 31, 2009                                     43,985,519
Changes From Operations:
   - Net investment income (loss)                                     (865,591)
   - Net realized gain (loss) on investments                         1,883,124
   - Net change in unrealized appreciation or depreciation on
     investments                                                     6,823,954
                                                                   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   7,841,487
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             11,793,471
   - Contract withdrawals and transfers to annuity reserves         (2,985,874)
   - Contract transfers                                             10,668,653
                                                                   -----------
                                                                    19,476,250
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts           42,538
   - Annuity Payments                                                   (4,248)
   - Receipt (reimbursement) of mortality guarantee adjustments            (20)
                                                                   -----------
                                                                        38,270
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     19,514,520
                                                                   -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             27,356,007
                                                                   -----------
NET ASSETS AT DECEMBER 31, 2010                                    $71,341,526
                                                                   ===========

See accompanying notes.

                                                                                     LVIP T. ROWE
                                                                    LVIP T. ROWE         PRICE
                                                                  PRICE STRUCTURED    STRUCTURED                       LVIP TURNER
                                                                       MID-CAP          MID-CAP      LVIP TEMPLETON      MID-CAP
                                                                       GROWTH           GROWTH           GROWTH           GROWTH
                                                                   STANDARD CLASS    SERVICE CLASS   SERVICE CLASS    SERVICE CLASS
                                                                     SUBACCOUNT       SUBACCOUNT       SUBACCOUNT       SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                        $1,390,133       $13,817,663     $ 67,756,355     $10,252,684
Changes From Operations:
   - Net investment income (loss)                                       (28,698)         (345,914)         (82,061)       (208,980)
   - Net realized gain (loss) on investments                            (62,054)         (856,968)      (8,875,355)     (3,047,267)
   - Net change in unrealized appreciation or depreciation on
     investments                                                        775,169         9,124,566       26,671,968       8,179,104
                                                                     ----------       -----------     ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                      684,417         7,921,684       17,714,552       4,922,857
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                   1,371         6,119,550       11,690,098       2,627,877
   - Contract withdrawals and transfers to annuity reserves            (386,844)         (861,665)      (3,847,630)       (638,091)
   - Contract transfers                                                 523,311         2,000,306      (15,455,923)     (2,007,720)
                                                                     ----------       -----------     ------------     -----------
                                                                        137,838         7,258,191       (7,613,455)        (17,934)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                --                --               --              --
   - Annuity Payments                                                        --                --               --              --
   - Receipt (reimbursement) of mortality guarantee adjustments              --                --               --              --
                                                                     ----------       -----------     ------------     -----------
                                                                             --                --               --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                         137,838         7,258,191       (7,613,455)        (17,934)
                                                                     ----------       -----------     ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                 822,255        15,179,875       10,101,097       4,904,923
                                                                     ----------       -----------     ------------     -----------
NET ASSETS AT DECEMBER 31, 2009                                       2,212,388        28,997,538       77,857,452      15,157,607
Changes From Operations:
   - Net investment income (loss)                                       (40,107)         (559,636)         140,366        (302,281)
   - Net realized gain (loss) on investments                            110,538         1,375,428       (1,663,025)       (110,955)
   - Net change in unrealized appreciation or depreciation on
     investments                                                        490,498         8,120,728        6,401,308       4,868,079
                                                                     ----------       -----------     ------------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                      560,929         8,936,520        4,878,649       4,454,843
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                   8,750         7,645,640       14,841,125       3,754,354
   - Contract withdrawals and transfers to annuity reserves            (228,751)       (2,176,383)      (4,221,944)       (983,578)
   - Contract transfers                                                 321,528         4,157,691        9,100,576       7,055,388
                                                                     ----------       -----------     ------------     -----------
                                                                        101,527         9,626,948       19,719,757       9,826,164
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                --                --               --              --
   - Annuity Payments                                                        --                --               --           3,836
   - Receipt (reimbursement) of mortality guarantee adjustments              --                --               --              --
                                                                     ----------       -----------     ------------     -----------
                                                                             --                --               --           3,836
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                         101,527         9,626,948       19,719,757       9,830,000
                                                                     ----------       -----------     ------------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                 662,456        18,563,468       24,598,406      14,284,843
                                                                     ----------       -----------     ------------     -----------
NET ASSETS AT DECEMBER 31, 2010                                      $2,874,844       $47,561,006     $102,455,858     $29,442,450
                                                                     ==========       ===========     ============     ===========

                                                                        LVIP
                                                                    WELLS FARGO     LVIP WILSHIRE   LVIP WILSHIRE   LVIP WILSHIRE
                                                                  INTRINSIC VALUE    2010 PROFILE   2020 PROFILE     2030 PROFILE
                                                                   SERVICE CLASS    SERVICE CLASS   SERVICE CLASS   SERVICE CLASS
                                                                     SUBACCOUNT       SUBACCOUNT     SUBACCOUNT       SUBACCOUNT
---------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                       $21,692,955      $ 5,875,176     $ 9,484,720     $ 4,561,711
Changes From Operations:
   - Net investment income (loss)                                      (167,194)           6,397           7,409          (8,520)
   - Net realized gain (loss) on investments                         (3,839,033)         (74,051)         58,666          (7,243)
   - Net change in unrealized appreciation or depreciation on
     investments                                                      9,101,520        1,777,667       2,988,056       2,374,688
                                                                    -----------      -----------     -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    5,095,293        1,710,013       3,054,131       2,358,925
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               1,762,879          647,353       1,849,067       2,191,158
   - Contract withdrawals and transfers to annuity reserves          (1,864,659)        (749,211)       (433,555)       (610,706)
   - Contract transfers                                                 171,286        1,632,189       1,698,389       2,316,590
                                                                    -----------      -----------     -----------     -----------
                                                                         69,506        1,530,331       3,113,901       3,897,042
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                --               --              --              --
   - Annuity Payments                                                        --               --              --              --
   - Receipt (reimbursement) of mortality guarantee adjustments              --               --              --              --
                                                                    -----------      -----------     -----------     -----------
                                                                             --               --              --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                          69,506        1,530,331       3,113,901       3,897,042
                                                                    -----------      -----------     -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               5,164,799        3,240,344       6,168,032       6,255,967
                                                                    -----------      -----------     -----------     -----------
NET ASSETS AT DECEMBER 31, 2009                                      26,857,754        9,115,520      15,652,752      10,817,678
Changes From Operations:
   - Net investment income (loss)                                      (212,478)         (75,180)       (159,199)       (123,078)
   - Net realized gain (loss) on investments                           (736,424)         276,093         262,621         389,107
   - Net change in unrealized appreciation or depreciation on
     investments                                                      4,601,006          584,723       1,537,479         690,289
                                                                    -----------      -----------     -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    3,652,104          785,636       1,640,901         956,318
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                               2,131,422           28,858         312,814          86,453
   - Contract withdrawals and transfers to annuity reserves          (1,692,419)        (788,947)     (1,227,611)     (1,411,566)
   - Contract transfers                                              (3,416,212)        (541,769)      1,794,626         184,880
                                                                    -----------      -----------     -----------     -----------
                                                                     (2,977,209)      (1,301,858)        879,829      (1,140,233)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                --               --              --              --
   - Annuity Payments                                                        --               --              --              --
   - Receipt (reimbursement) of mortality guarantee adjustments              --               --              --              --
                                                                    -----------      -----------     -----------     -----------
                                                                             --               --              --              --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (2,977,209)      (1,301,858)        879,829      (1,140,233)
                                                                    -----------      -----------     -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                                 674,895         (516,222)      2,520,730        (183,915)
                                                                    -----------      -----------     -----------     -----------
NET ASSETS AT DECEMBER 31, 2010                                     $27,532,649      $ 8,599,298     $18,173,482     $10,633,763
                                                                    ===========      ===========     ===========     ===========

                                                                                                                   LVIP WILSHIRE
                                                                                  LVIP WILSHIRE    LVIP WILSHIRE     MODERATELY
                                                                  LVIP WILSHIRE    CONSERVATIVE      MODERATE        AGGRESSIVE
                                                                  2040 PROFILE       PROFILE          PROFILE         PROFILE
                                                                  SERVICE CLASS   SERVICE CLASS    SERVICE CLASS   SERVICE CLASS
                                                                   SUBACCOUNT       SUBACCOUNT      SUBACCOUNT       SUBACCOUNT
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $ 3,326,300    $199,198,042    $  654,007,813   $408,610,151
Changes From Operations:
   - Net investment income (loss)                                      (26,477)      6,244,654        18,242,712     12,103,989
   - Net realized gain (loss) on investments                           160,360      (1,001,175)       (8,878,511)    (7,452,902)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     1,449,241      50,165,236       165,966,375    104,274,617
                                                                   -----------    ------------    --------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   1,583,124      55,408,715       175,330,576    108,925,704
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                              3,144,605      55,246,748        78,541,975     32,775,586
   - Contract withdrawals and transfers to annuity reserves           (325,282)    (24,563,559)      (51,942,047)   (25,008,656)
   - Contract transfers                                             (2,551,466)     24,762,174        34,403,056     17,657,328
                                                                   -----------    ------------    --------------   ------------
                                                                       267,857      55,445,363        61,002,984     25,424,258
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --                --        252,468
   - Annuity Payments                                                       --        (366,732)          (45,314)       (36,440)
   - Receipt (reimbursement) of mortality guarantee adjustments             --            (139)              617           (344)
                                                                   -----------    ------------    --------------   ------------
                                                                            --        (366,871)          (44,697)       215,684
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                        267,857      55,078,492        60,958,287     25,639,942
                                                                   -----------    ------------    --------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              1,850,981     110,487,207       236,288,863    134,565,646
                                                                   -----------    ------------    --------------   ------------
NET ASSETS AT DECEMBER 31, 2009                                      5,177,281     309,685,249       890,296,676    543,175,797
Changes From Operations:
   - Net investment income (loss)                                      (61,852)      6,390,633         9,998,737      5,425,579
   - Net realized gain (loss) on investments                            96,023       6,577,060          (191,090)    (6,046,983)
   - Net change in unrealized appreciation or depreciation on
     investments                                                       573,553      15,747,029        82,172,467     60,367,344
                                                                   -----------    ------------    --------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                     607,724      28,714,722        91,980,114     59,745,940
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                313,650      62,532,612       137,246,315     68,805,400
   - Contract withdrawals and transfers to annuity reserves           (183,155)    (37,799,172)      (74,602,831)   (41,769,851)
   - Contract transfers                                                377,612      16,284,541        33,390,640     19,829,616
                                                                   -----------    ------------    --------------   ------------
                                                                       508,107      41,017,981        96,034,124     46,865,165
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --            26,098          9,009
   - Annuity Payments                                                       --        (743,624)          (52,010)       (31,038)
   - Receipt (reimbursement) of mortality guarantee adjustments             --              --               912         (1,483)
                                                                   -----------    ------------    --------------   ------------
                                                                            --        (743,624)          (25,000)       (23,512)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                        508,107      40,274,357        96,009,124     46,841,653
                                                                   -----------    ------------    --------------   ------------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              1,115,831      68,989,079       187,989,238    106,587,593
                                                                   -----------    ------------    --------------   ------------
NET ASSETS AT DECEMBER 31, 2010                                    $ 6,293,112    $378,674,328    $1,078,285,914   $649,763,390
                                                                   ===========    ============    ==============   ============

                                                                  LORD ABBETT
                                                                  FUNDAMENTAL
                                                                    EQUITY
                                                                   CLASS VC
                                                                  SUBACCOUNT
-----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $   32,465
Changes From Operations:
   - Net investment income (loss)                                     (9,673)
   - Net realized gain (loss) on investments                          27,150
   - Net change in unrealized appreciation or depreciation on
     investments                                                     579,828
                                                                  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   597,305
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                            1,554,720
   - Contract withdrawals and transfers to annuity reserves          (50,536)
   - Contract transfers                                            2,633,216
                                                                  ----------
                                                                   4,137,400
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             --
   - Annuity Payments                                                     --
   - Receipt (reimbursement) of mortality guarantee adjustments           --
                                                                  ----------
                                                                          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    4,137,400
                                                                  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            4,734,705
                                                                  ----------
NET ASSETS AT DECEMBER 31, 2009                                    4,767,170
Changes From Operations:
   - Net investment income (loss)                                    (36,140)
   - Net realized gain (loss) on investments                         129,017
   - Net change in unrealized appreciation or depreciation on
     investments                                                   1,284,818
                                                                  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                 1,377,695
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                            1,239,709
   - Contract withdrawals and transfers to annuity reserves         (242,188)
   - Contract transfers                                            2,840,582
                                                                  ----------
                                                                   3,838,103
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             --
   - Annuity Payments                                                     --
   - Receipt (reimbursement) of mortality guarantee adjustments           --
                                                                  ----------
                                                                          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    3,838,103
                                                                  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            5,215,798
                                                                  ----------
NET ASSETS AT DECEMBER 31, 2010                                   $9,982,968
                                                                  ==========

See accompanying notes.

                                                                     MFS VIT         MFS VIT         MFS VIT         MFS VIT
                                                                   CORE EQUITY       GROWTH          GROWTH        TOTAL RETURN
                                                                  SERVICE CLASS   INITIAL CLASS   SERVICE CLASS   INITIAL CLASS
                                                                    SUBACCOUNT      SUBACCOUNT      SUBACCOUNT      SUBACCOUNT
-------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $3,042,352      $3,066,522      $ 6,038,525     $17,288,570
Changes From Operations:
   - Net investment income (loss)                                      (6,062)        (32,823)        (123,207)        402,655
   - Net realized gain (loss) on investments                          (87,678)       (470,321)          74,634        (947,459)
   - Net change in unrealized appreciation or depreciation on
     investments                                                      821,616       1,407,977        2,575,523       2,793,314
                                                                   ----------      ----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    727,876         904,833        2,526,950       2,248,510
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 4,256          27,719        1,766,126         119,333
   - Contract withdrawals and transfers to annuity reserves          (403,922)       (445,326)        (567,714)     (2,884,217)
   - Contract transfers                                              (396,301)       (278,004)         291,696      (1,050,843)
                                                                   ----------      ----------      -----------     -----------
                                                                     (795,967)       (695,611)       1,490,108      (3,815,727)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --              --               --          (8,430)
   - Annuity Payments                                                      --          (2,034)          (1,523)          6,026
   - Receipt (reimbursement) of mortality guarantee adjustments            --             706               --              58
                                                                   ----------      ----------      -----------     -----------
                                                                           --          (1,328)          (1,523)         (2,346)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (795,967)       (696,939)       1,488,585      (3,818,073)
                                                                   ----------      ----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               (68,091)        207,894        4,015,535      (1,569,563)
                                                                   ----------      ----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 2009                                     2,974,261       3,274,416       10,054,060      15,719,007
Changes From Operations:
   - Net investment income (loss)                                     (19,633)        (38,941)        (187,299)        196,816
   - Net realized gain (loss) on investments                           70,733        (136,016)         594,943        (150,372)
   - Net change in unrealized appreciation or depreciation on
     investments                                                      316,151         555,155        1,275,862       1,092,050
                                                                   ----------      ----------      -----------     -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                    367,251         380,198        1,683,506       1,138,494
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 9,266          26,060        2,828,157          61,923
   - Contract withdrawals and transfers to annuity reserves          (364,118)       (419,795)      (1,251,027)     (2,070,731)
   - Contract transfers                                              (257,013)       (111,343)       1,201,985        (704,705)
                                                                   ----------      ----------      -----------     -----------
                                                                     (611,865)       (505,078)       2,779,115      (2,713,513)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --              --               --            (153)
   - Annuity Payments                                                      --          (2,387)          (1,643)         (2,474)
   - Receipt (reimbursement) of mortality guarantee adjustments            --           1,092               --            (101)
                                                                   ----------      ----------      -----------     -----------
                                                                           --          (1,295)          (1,643)         (2,728)
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (611,865)       (506,373)       2,777,472      (2,716,241)
                                                                   ----------      ----------      -----------     -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              (244,614)       (126,175)       4,460,978      (1,577,747)
                                                                   ----------      ----------      -----------     -----------
NET ASSETS AT DECEMBER 31, 2010                                    $2,729,647      $3,148,241      $14,515,038     $14,141,260
                                                                   ==========      ==========      ===========     ===========

                                                                                                                    MORGAN
                                                                                                                    STANLEY
                                                                     MFS VIT         MFS VIT         MFS VIT      UIF CAPITAL
                                                                   TOTAL RETURN     UTILITIES       UTILITIES       GROWTH
                                                                  SERVICE CLASS   INITIAL CLASS   SERVICE CLASS    CLASS II
                                                                    SUBACCOUNT     SUBACCOUNT       SUBACCOUNT    SUBACCOUNT
-----------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $256,544,245     $15,767,161    $159,125,862    $    8,735
Changes From Operations:
   - Net investment income (loss)                                    4,479,905         564,863       5,486,401        (2,220)
   - Net realized gain (loss) on investments                       (15,611,469)     (1,399,900)    (21,112,550)        5,581
   - Net change in unrealized appreciation or depreciation on
     investments                                                    50,078,845       4,623,299      59,631,843       109,838
                                                                  ------------     -----------    ------------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  38,947,281       3,788,262      44,005,694       113,199
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             11,639,889          62,288      12,185,773       349,996
   - Contract withdrawals and transfers to annuity reserves        (22,778,362)     (2,387,635)    (12,752,266)       (2,758)
   - Contract transfers                                             12,508,516       1,207,216     (35,372,811)      240,168
                                                                  ------------     -----------    ------------    ----------
                                                                     1,370,043      (1,118,131)    (35,939,304)      587,406
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts            8,552          (9,781)             --            --
   - Annuity Payments                                                  (24,627)            463         (23,861)           --
   - Receipt (reimbursement) of mortality guarantee adjustments            654           2,782             272            --
                                                                  ------------     -----------    ------------    ----------
                                                                       (15,421)         (6,536)        (23,589)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      1,354,622      (1,124,667)    (35,962,893)      587,406
                                                                  ------------     -----------    ------------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             40,301,903       2,663,595       8,042,801       700,605
                                                                  ------------     -----------    ------------    ----------
NET ASSETS AT DECEMBER 31, 2009                                    296,846,148      18,430,756     167,168,663       709,340
Changes From Operations:
   - Net investment income (loss)                                    2,679,650         223,517       2,305,204        (9,595)
   - Net realized gain (loss) on investments                        (3,853,276)        100,936      (3,323,740)       46,491
   - Net change in unrealized appreciation or depreciation on
     investments                                                    24,515,078         758,946      19,325,819       192,742
                                                                  ------------     -----------    ------------    ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                  23,341,452       1,083,399      18,307,283       229,638
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                             19,006,217          68,312      10,502,284       224,727
   - Contract withdrawals and transfers to annuity reserves        (31,552,826)     (2,217,993)    (14,340,339)      (22,628)
   - Contract transfers                                             13,261,012      (4,982,013)     (5,204,747)      116,634
                                                                  ------------     -----------    ------------    ----------
                                                                       714,403      (7,131,694)     (9,042,802)      318,733
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts               --              --              --            --
   - Annuity Payments                                                  (11,949)         (9,901)        (15,250)           --
   - Receipt (reimbursement) of mortality guarantee adjustments          1,022         (13,292)            474            --
                                                                  ------------     -----------    ------------    ----------
                                                                       (10,927)        (23,193)        (14,776)           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                        703,476      (7,154,887)     (9,057,578)      318,733
                                                                  ------------     -----------    ------------    ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             24,044,928      (6,071,488)      9,249,705       548,371
                                                                  ------------     -----------    ------------    ----------
NET ASSETS AT DECEMBER 31, 2010                                   $320,891,076     $12,359,268    $176,418,368    $1,257,711
                                                                  ============     ===========    ============    ==========

                                                                                                      OPPENHEIMER      PIMCO VIT
                                                                      NB AMT                             GLOBAL        COMMODITY
                                                                     MID-CAP            NB AMT         SECURITIES     REAL RETURN
                                                                  GROWTH I CLASS   REGENCY I CLASS   SERVICE CLASS   ADVISOR CLASS
                                                                    SUBACCOUNT        SUBACCOUNT       SUBACCOUNT     SUBACCOUNT
----------------------------------------------------------------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                      $ 51,364,563     $ 52,195,507      $   10,166      $        --
Changes From Operations:
   - Net investment income (loss)                                      (801,311)          18,241          (2,638)         114,330
   - Net realized gain (loss) on investments                         (1,771,566)      (6,550,634)          6,101          364,444
   - Net change in unrealized appreciation or depreciation on
     investments                                                     14,971,729       25,874,309         122,874          (89,993)
                                                                   ------------     ------------      ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   12,398,852       19,341,916         126,337          388,781
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 416,355          399,077         477,454          438,323
   - Contract withdrawals and transfers to annuity reserves          (4,970,419)      (5,948,704)         (7,901)         (33,674)
   - Contract transfers                                              (9,397,110)      (9,659,600)        654,902        3,350,760
                                                                   ------------     ------------      ----------      -----------
                                                                    (13,951,174)     (15,209,227)      1,124,455        3,755,409
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                --               --              --               --
   - Annuity Payments                                                    (6,016)         (10,390)             --               --
   - Receipt (reimbursement) of mortality guarantee adjustments             445               23              --               --
                                                                   ------------     ------------      ----------      -----------
                                                                         (5,571)         (10,367)             --               --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (13,956,745)     (15,219,594)      1,124,455        3,755,409
                                                                   ------------     ------------      ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              (1,557,893)       4,122,322       1,250,792        4,144,190
                                                                   ------------     ------------      ----------      -----------
NET ASSETS AT DECEMBER 31, 2009                                      49,806,670       56,317,829       1,260,958        4,144,190
Changes From Operations:
   - Net investment income (loss)                                      (809,249)        (513,611)         (1,355)         879,069
   - Net realized gain (loss) on investments                          2,014,076         (692,719)         35,798          (53,794)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     10,661,078       12,736,697         399,422          848,474
                                                                   ------------     ------------      ----------      -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                   11,865,905       11,530,367         433,865        1,673,749
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 304,435          258,961         931,563          873,451
   - Contract withdrawals and transfers to annuity reserves          (5,382,761)      (6,863,768)       (137,448)        (697,036)
   - Contract transfers                                              (3,373,006)      (6,088,448)      1,325,649        5,814,408
                                                                   ------------     ------------      ----------      -----------
                                                                     (8,451,332)     (12,693,255)      2,119,764        5,990,823
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts                --               --              --           33,873
   - Annuity Payments                                                    (1,287)         (11,278)             --             (294)
   - Receipt (reimbursement) of mortality guarantee adjustments             666               46              --               --
                                                                   ------------     ------------      ----------      -----------
                                                                           (621)         (11,232)             --           33,579
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (8,451,953)     (12,704,487)      2,119,764        6,024,402
                                                                   ------------     ------------      ----------      -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                               3,413,952       (1,174,120)      2,553,629        7,698,151
                                                                   ------------     ------------      ----------      -----------
NET ASSETS AT DECEMBER 31, 2010                                    $ 53,220,622     $ 55,143,709      $3,814,587      $11,842,341
                                                                   ============     ============      ==========      ===========

                                                                   PUTNAM VT
                                                                    GLOBAL
                                                                  HEALTH CARE
                                                                   CLASS IB
                                                                  SUBACCOUNT
-----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $ 5,006,622
Changes From Operations:
   - Net investment income (loss)                                     (56,745)
   - Net realized gain (loss) on investments                           78,289
   - Net change in unrealized appreciation or depreciation on
     investments                                                      591,255
                                                                  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS       612,799
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                17,782
   - Contract withdrawals and transfers to annuity reserves          (358,445)
   - Contract transfers                                            (1,969,207)
                                                                  -----------
                                                                   (2,309,870)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --
   - Annuity Payments                                                      --
   - Receipt (reimbursement) of mortality guarantee adjustments            --
                                                                  -----------
                                                                           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                    (2,309,870)
                                                                  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                            (1,697,071)
                                                                  -----------
NET ASSETS AT DECEMBER 31, 2009                                     3,309,551
Changes From Operations:
   - Net investment income (loss)                                      11,667
   - Net realized gain (loss) on investments                           27,074
   - Net change in unrealized appreciation or depreciation on
     investments                                                      (15,577)
                                                                  -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING
   FROM OPERATIONS                                                     23,164
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                 3,192
   - Contract withdrawals and transfers to annuity reserves          (377,650)
   - Contract transfers                                               (74,335)
                                                                  -----------
                                                                     (448,793)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts              --
   - Annuity Payments                                                      --
   - Receipt (reimbursement) of mortality guarantee adjustments            --
                                                                  -----------
                                                                           --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                      (448,793)
                                                                  -----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                              (425,629)
                                                                  -----------
NET ASSETS AT DECEMBER 31, 2010                                   $ 2,883,922
                                                                  ===========

See accompanying notes.

                                                                   PUTNAM VT
                                                                   GROWTH &
                                                                    INCOME
                                                                   CLASS IB
                                                                  SUBACCOUNT
----------------------------------------------------------------------------
NET ASSETS AT JANUARY 1, 2009                                     $2,633,726
Changes From Operations:
   - Net investment income (loss)                                     32,839
   - Net realized gain (loss) on investments                        (763,445)
   - Net change in unrealized appreciation or depreciation on
     investments                                                   1,233,984
                                                                  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS      503,378
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                3,683
   - Contract withdrawals and transfers to annuity reserves         (722,345)
   - Contract transfers                                             (214,502)
                                                                  ----------
                                                                    (933,164)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             --
   - Annuity Payments                                                     --
   - Receipt (reimbursement) of mortality guarantee adjustments           --
                                                                  ----------
                                                                          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (933,164)
                                                                  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             (429,786)
                                                                  ----------
NET ASSETS AT DECEMBER 31, 2009                                    2,203,940
Changes From Operations:
   - Net investment income (loss)                                       (437)
   - Net realized gain (loss) on investments                        (206,694)
   - Net change in unrealized appreciation or depreciation on
     investments                                                     432,181
                                                                  ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS      225,050
Changes From Unit Transactions:
   Accumulation Units:
   - Contract purchases                                                2,948
   - Contract withdrawals and transfers to annuity reserves         (302,047)
   - Contract transfers                                             (124,495)
                                                                  ----------
                                                                    (423,594)
   Annuity Reserves:
   - Transfer from accumulation units and between subaccounts             --
   - Annuity Payments                                                     --
   - Receipt (reimbursement) of mortality guarantee adjustments           --
                                                                  ----------
                                                                          --
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM UNIT
   TRANSACTIONS                                                     (423,594)
                                                                  ----------
TOTAL INCREASE (DECREASE) IN NET ASSETS                             (198,544)
                                                                  ----------
NET ASSETS AT DECEMBER 31, 2010                                   $2,005,396
                                                                  ==========

See accompanying notes.

LINCOLN LIFE VARIABLE ANNUITY ACCOUNT N

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2010

1. ACCOUNTING POLICIES AND VARIABLE ACCOUNT INFORMATION

THE VARIABLE ACCOUNT: Lincoln Life Variable Annuity Account N (the Variable Account) is a segregated investment account of The Lincoln National Life Insurance Company (the Company) and is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Variable Account, which commenced on November 24, 1998, are part of the operations of the Company. The Variable Account consists of fifteen products as follows:

     -    Lincoln ChoicePlus

     -    Lincoln ChoicePlus Access

     -    Lincoln ChoicePlus Bonus

     -    Lincoln ChoicePlus II

     -    Lincoln ChoicePlus II Access

     -    Lincoln ChoicePlus II Advance

     -    Lincoln ChoicePlus II Bonus

     -    Lincoln ChoicePlus Design

     -    Lincoln ChoicePlus Assurance A Share

     -    Lincoln ChoicePlus Assurance B Share

     -    Lincoln ChoicePlus Assurance Bonus

     -    Lincoln ChoicePlus Assurance C Share

     -    Lincoln ChoicePlus Assurance L Share

     -    Lincoln ChoicePlus Assurance A Class

     -    Lincoln ChoicePlus Assurance B Class

The assets of the Variable Account are owned by the Company. The Variable Account's assets support the annuity contracts and may not be used to satisfy liabilities arising from any other business of the Company.

BASIS OF PRESENTATION: The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) for unit investment trusts.

ACCOUNTING ESTIMATES: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions affecting the reported amounts as of the date of the financial statements. Those estimates are inherently subject to change and actual results could differ from those estimates. Included among the material (or potentially material) reported amounts that require use of estimates is the fair value of certain assets.

INVESTMENTS: The assets of the Variable Account are divided into variable subaccounts, each of which may be invested in shares of one of one hundred eighty-five available mutual funds (the Funds) of nineteen diversified, open-ended management investment companies, each Fund with its own investment objective. The Funds are:

AllianceBernstein Variable Products Series Fund, Inc. (ABVPSF):
   ABVPSF Global Thematic Growth Class A Fund**
   ABVPSF Global Thematic Growth Class B Fund
   ABVPSF Growth and Income Class A Fund**
   ABVPSF Growth and Income Class B Fund
   ABVPSF International Value Class A Fund**
   ABVPSF International Value Class B Fund
   ABVPSF Large Cap Growth Class B Fund
   ABVPSF Small/Mid Cap Value Class A Fund**
   ABVPSF Small/Mid Cap Value Class B Fund
American Century Variable Portfolios, Inc. (American Century VP):
   American Century VP Inflation Protection Class I Portfolio**
   American Century VP Inflation Protection Class II Portfolio
American Funds Insurance Series (American Funds):
   American Funds Global Growth Class 1 Fund**
   American Funds Global Growth Class 2 Fund
   American Funds Global Small Capitalization Class 1 Fund**
   American Funds Global Small Capitalization Class 2 Fund
   American Funds Growth Class 1 Fund**
   American Funds Growth Class 2 Fund
   American Funds Growth-Income Class 1 Fund**
   American Funds Growth-Income Class 2 Fund
   American Funds International Class 1 Fund**
   American Funds International Class 2 Fund
BlackRock Variable Series Funds, Inc. (BlackRock):
   BlackRock Global Allocation V.I. Class I Fund**
   BlackRock Global Allocation V.I. Class III Fund
Delaware VIP Trust (Delaware VIP):
   Delaware VIP Diversified Income Standard Class Series**
   Delaware VIP Diversified Income Service Class Series
   Delaware VIP Emerging Markets Standard Class Series**
   Delaware VIP Emerging Markets Service Class Series
   Delaware VIP High Yield Standard Class Series
   Delaware VIP High Yield Service Class Series
   Delaware VIP International Value Equity Standard Class Series
   Delaware VIP Limited-Term Diversified Income Standard Class Series** Delaware VIP Limited-Term Diversified Income Service Class Series Delaware VIP REIT Standard Class Series
   Delaware VIP REIT Service Class Series
   Delaware VIP Small Cap Value Standard Class Series
   Delaware VIP Small Cap Value Service Class Series
   Delaware VIP Smid Cap Growth Standard Class Series
   Delaware VIP Smid Cap Growth Service Class Series
   Delaware VIP U.S. Growth Standard Class Series**
   Delaware VIP U.S. Growth Service Class Series
   Delaware VIP Value Standard Class Series
   Delaware VIP Value Service Class Series

DWS Scudder VIP Funds (DWS VIP):
   DWS VIP Alternative Asset Allocation Plus Class A Fund**
   DWS VIP Alternative Asset Allocation Plus Class B Fund
   DWS VIP Equity 500 Index Class A Fund
   DWS VIP Equity 500 Index Class B Fund
   DWS VIP Small Cap Index Class A Fund
   DWS VIP Small Cap Index Class B Fund
Fidelity Variable Insurance Products Fund (Fidelity VIP):
   Fidelity VIP Contrafund Initial Class Portfolio**
   Fidelity VIP Contrafund Service Class 2 Portfolio
   Fidelity VIP Equity-Income Initial Class Portfolio
   Fidelity VIP Equity-Income Service Class 2 Portfolio
   Fidelity VIP Growth Initial Class Portfolio
   Fidelity VIP Growth Service Class 2 Portfolio
   Fidelity VIP Mid Cap Initial Class Portfolio**
   Fidelity VIP Mid Cap Service Class 2 Portfolio
   Fidelity VIP Overseas Initial Class Portfolio
   Fidelity VIP Overseas Service Class 2 Portfolio
Franklin Templeton Variable Insurance Products Trust (FTVIPT):
   FTVIPT Franklin Income Securities Class 1 Fund**
   FTVIPT Franklin Income Securities Class 2 Fund
   FTVIPT Franklin Small-Mid Cap Growth Securities Class 1 Fund** FTVIPT Franklin Small-Mid Cap Growth Securities Class 2 Fund FTVIPT Mutual Shares Securities Class 1 Fund**
   FTVIPT Mutual Shares Securities Class 2 Fund
   FTVIPT Templeton Global Bond Securities Class 2 Fund
   FTVIPT Templeton Growth Securities Class 2 Fund
Goldman Sachs Variable Insurance Trust (Goldman Sachs VIT):
   Goldman Sachs VIT Large Cap Value Service Class Fund
Invesco Variable Insurance Funds (Invesco V.I.):
   Invesco V.I. Capital Appreciation Series I Fund
   Invesco V.I. Capital Appreciation Series II Fund
   Invesco V.I. Core Equity Series I Fund
   Invesco V.I. Core Equity Series II Fund
   Invesco V.I. International Growth Series I Fund
   Invesco V.I. International Growth Series II Fund
Janus Aspen Series:
   Janus Aspen Series Balanced Service Class Portfolio
   Janus Aspen Series Enterprise Service Class Portfolio
   Janus Aspen Series Worldwide Service Class Portfolio
Lincoln Variable Insurance Products Trust (LVIP)*:
   LVIP American Global Growth Service Class II Fund
   LVIP American Global Small Capitalization Service Class II Fund LVIP American Growth Service Class II Fund
   LVIP American Growth-Income Service Class II Fund
   LVIP American International Service Class II Fund
   LVIP Baron Growth Opportunities Standard Class Fund**
   LVIP Baron Growth Opportunities Service Class Fund
   LVIP BlackRock Inflation Protected Bond Standard Class Fund**
   LVIP BlackRock Inflation Protected Bond Service Class Fund
   LVIP Capital Growth Standard Class Fund**
   LVIP Capital Growth Service Class Fund
   LVIP Cohen & Steers Global Real Estate Standard Class Fund**
   LVIP Cohen & Steers Global Real Estate Service Class Fund
   LVIP Columbia Value Opportunities Standard Class Fund**
   LVIP Columbia Value Opportunities Service Class Fund
   LVIP Delaware Bond Standard Class Fund
   LVIP Delaware Bond Service Class Fund
   LVIP Delaware Diversified Floating Rate Standard Class Fund**
   LVIP Delaware Diversified Floating Rate Service Class Fund
   LVIP Delaware Foundation Aggressive Allocation Standard Class Fund LVIP Delaware Foundation Aggressive Allocation Service Class Fund LVIP Delaware Growth and Income Standard Class Fund**
   LVIP Delaware Growth and Income Service Class Fund
   LVIP Delaware Social Awareness Standard Class Fund
   LVIP Delaware Social Awareness Service Class Fund
   LVIP Delaware Special Opportunities Standard Class Fund**
   LVIP Delaware Special Opportunities Service Class Fund
   LVIP Global Income Standard Class Fund**
   LVIP Global Income Service Class Fund
   LVIP Janus Capital Appreciation Standard Class Fund
   LVIP Janus Capital Appreciation Service Class Fund
   LVIP JPMorgan High Yield Standard Class Fund**
   LVIP JPMorgan High Yield Service Class Fund
   LVIP MFS International Growth Standard Class Fund**
   LVIP MFS International Growth Service Class Fund
   LVIP MFS Value Standard Class Fund**
   LVIP MFS Value Service Class Fund
   LVIP Mid-Cap Value Standard Class Fund**
   LVIP Mid-Cap Value Service Class Fund
   LVIP Mondrian International Value Standard Class Fund

   LVIP Mondrian International Value Service Class Fund
   LVIP Money Market Standard Class Fund
   LVIP Money Market Service Class Fund
   LVIP SSgA Bond Index Standard Class Fund**
   LVIP SSgA Bond Index Service Class Fund
   LVIP SSgA Conservative Index Allocation Standard Class Fund**
   LVIP SSgA Conservative Index Allocation Service Class Fund
   LVIP SSgA Conservative Structured Allocation Standard Class Fund**
   LVIP SSgA Conservative Structured Allocation Service Class Fund
   LVIP SSgA Developed International 150 Standard Class Fund**
   LVIP SSgA Developed International 150 Service Class Fund
   LVIP SSgA Emerging Markets 100 Standard Class Fund**
   LVIP SSgA Emerging Markets 100 Service Class Fund
   LVIP SSgA Global Tactical Allocation Standard Class Fund**
   LVIP SSgA Global Tactical Allocation Service Class Fund
   LVIP SSgA International Index Standard Class Fund**
   LVIP SSgA International Index Service Class Fund
   LVIP SSgA Large Cap 100 Standard Class Fund**
   LVIP SSgA Large Cap 100 Service Class Fund
   LVIP SSgA Moderate Index Allocation Standard Class Fund**
   LVIP SSgA Moderate Index Allocation Service Class Fund
   LVIP SSgA Moderate Structured Allocation Standard Class Fund**
   LVIP SSgA Moderate Structured Allocation Service Class Fund
   LVIP SSgA Moderately Aggressive Index Allocation Standard Class Fund**
   LVIP SSgA Moderately Aggressive Index Allocation Service Class Fund
   LVIP SSgA Moderately Aggressive Structured Allocation Standard Class Fund** LVIP SSgA Moderately Aggressive Structured Allocation Service Class Fund LVIP SSgA S&P 500 Index Standard Class Fund
   LVIP SSgA S&P 500 Index Service Class Fund
   LVIP SSgA Small-Cap Index Standard Class Fund**
   LVIP SSgA Small-Cap Index Service Class Fund
   LVIP SSgA Small-Mid Cap 200 Standard Class Fund**
   LVIP SSgA Small-Mid Cap 200 Service Class Fund
   LVIP T. Rowe Price Growth Stock Standard Class Fund**
   LVIP T. Rowe Price Growth Stock Service Class Fund
   LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class Fund
   LVIP T. Rowe Price Structured Mid-Cap Growth Service Class Fund
   LVIP Templeton Growth Standard Class Fund**
   LVIP Templeton Growth Service Class Fund
   LVIP Turner Mid-Cap Growth Standard Class Fund**
   LVIP Turner Mid-Cap Growth Service Class Fund
   LVIP Wells Fargo Intrinsic Value Standard Class Fund**
   LVIP Wells Fargo Intrinsic Value Service Class Fund
   LVIP Wilshire 2010 Profile Service Class Fund
   LVIP Wilshire 2020 Profile Service Class Fund
   LVIP Wilshire 2030 Profile Service Class Fund
   LVIP Wilshire 2040 Profile Service Class Fund
   LVIP Wilshire Conservative Profile Standard Class Fund**
   LVIP Wilshire Conservative Profile Service Class Fund
   LVIP Wilshire Moderate Profile Standard Class Fund**
   LVIP Wilshire Moderate Profile Service Class Fund
   LVIP Wilshire Moderately Aggressive Profile Standard Class Fund**
   LVIP Wilshire Moderately Aggressive Profile Service Class Fund
Lord Abbett Securities Trust (Lord Abbett):
   Lord Abbett Fundamental Equity Class VC Fund
MFS Variable Insurance Trust (MFS VIT):
   MFS VIT Core Equity Service Class Series
   MFS VIT Growth Initial Class Series
   MFS VIT Growth Service Class Series
   MFS VIT Total Return Initial Class Series
   MFS VIT Total Return Service Class Series
   MFS VIT Utilities Initial Class Series
   MFS VIT Utilities Service Class Series
Morgan Stanley Universal Institutional Funds (Morgan Stanley UIF):
   Morgan Stanley UIF Capital Growth Class II Portfolio
Neuberger Berman Advisers Management Trust (NB AMT):
   NB AMT Mid-Cap Growth I Class Portfolio
   NB AMT Regency I Class Portfolio
Oppenheimer Variable Account Funds (Oppenheimer):
   Oppenheimer Global Securities Service Class Fund/VA
PIMCO Variable Insurance Trust (PIMCO VIT):
   PIMCO VIT Commodity Real Return Administrative Class Fund**
   PIMCO VIT Commodity Real Return Advisor Class Fund
Putnam Variable Trust (Putnam VT):
   Putnam VT Global Health Care Class IB Fund
   Putnam VT Growth & Income Class IB Fund

*    Denotes an affiliate of The Lincoln National Life Insurance Company

**   Available fund with no money invested at December 31, 2010

As of December 31, 2009, Delaware VIP Trust was an affiliate of the Company. On January 4, 2010, Lincoln National Corporation (the parent of the Company) sold Delaware Management Holdings Inc. and its subsidiaries, including Delaware Management Company, which is the investment advisor for the Delaware VIP Trust funds.

Investments in the Funds are stated at fair value as determined by the closing net asset value per share on December 31, 2010. The difference between cost and net asset value is reflected as unrealized appreciation or depreciation of investments.

The Variable Account's investments in the Funds are valued in accordance with the Fair Value Measurements and Disclosure Topic of the Financial Accounting Standards Board Accounting Standards Codification (Topic). The Topic defines fair value as the price that the Variable Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Topic also establishes a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Variable Account's investments in the Funds are assigned a level based upon the observability of the inputs which are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets

Level 2 - inputs to the valuation methodology are observable, directly or indirectly

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity

The Variable Account's investments in the Funds are valued within the fair value hierarchy as Level 2. Net asset value is quoted by the Funds as derived by the fair value of the Funds' underlying investments. The Funds are not considered Level 1 as they are not traded in the open market; rather the Company sells and redeems shares at net asset value with the Funds.

Investment transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the average cost method.

DIVIDENDS: Dividends paid to the Variable Account are automatically reinvested in shares of the Funds on the payable date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES: Operations of the Variable Account form a part of and are taxed with operations of the Company, which is taxed as a "life insurance company" under the Internal Revenue Code. The Variable Account will not be taxed as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended. Under current federal income tax law, no federal income taxes are payable or receivable with respect to the Variable Account's net investment income and the net realized gain (loss) on investments.

ANNUITY RESERVES: Reserves on contracts not involving life contingencies are calculated using an assumed investment return of 3%, 4%, 5% or 6%, as approved in each state. Reserves on contracts involving life contingencies are calculated using a modification of the 1983a Individual Mortality Table and an assumed investment return of 3%, 4%, 5% or 6%, as approved in each state.

INVESTMENT FUND CHANGES: During 2009, the following funds became available as investment options for account contract owners. Accordingly, the 2009 statements of changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2009:

ABVPSF Global Thematic Growth Class A Fund
ABVPSF Growth and Income Class A Fund
ABVPSF International Value Class A Fund
ABVPSF Small/Mid Cap Value Class A Fund
American Century VP Inflation Protection Class 1 Fund
American Funds Global Growth Class 1 Fund
American Funds Global Small Capitalization Class 1 Fund
American Funds Growth Class 1 Fund
American Funds Growth-Income Class 1 Fund
American Funds International Class 1 Fund
BlackRock Global Allocation V.I. Class I Fund
BlackRock Global Allocation V.I. Class III Fund
Delaware VIP Diversified Income Standard Class Series
Delaware VIP Emerging Markets Standard Class Series
Delaware VIP Limited-Term Diversified Income Standard Class Series Delaware VIP U.S. Growth Standard Class Series
DWS VIP Alternative Asset Allocation Plus Class A Fund
DWS VIP Alternative Asset Allocation Plus Class B Fund
Fidelity VIP Contrafund Initial Class Portfolio
Fidelity VIP Mid Cap Initial Class Portfolio
FTVIPT Franklin Income Securities Class 1 Fund
FTVIPT Franklin Small-Mid Cap Growth Securities Class 1 Fund
FTVIPT Mutual Shares Securities Class 1 Fund
LVIP Baron Growth Opportunities Standard Class Fund
LVIP Capital Growth Standard Class Fund
LVIP Cohen & Steers Global Real Estate Standard Class Fund
LVIP Columbia Value Opportunities Standard Class Fund
LVIP Delaware Growth and Income Standard Class Fund
LVIP Delaware Special Opportunities Standard Class Fund
LVIP Global Income Standard Class Fund
LVIP Global Income Service Class Fund
LVIP Marsico International Growth Standard Class Fund
LVIP MFS Value Standard Class Fund
LVIP Mid-Cap Value Standard Class Fund
LVIP SSgA Bond Index Standard Class Fund
LVIP SSgA Developed International 150 Standard Class Fund
LVIP SSgA Emerging Markets 100 Standard Class Fund
LVIP SSgA International Index Standard Class Fund
LVIP SSgA Large Cap 100 Standard Class Fund
LVIP SSgA Small-Cap Index Standard Class Fund
LVIP SSgA Small-Mid Cap 200 Standard Class Fund
LVIP T. Rowe Price Growth Stock Standard Class Fund
LVIP Templeton Growth Standard Class Fund
LVIP Turner Mid-Cap Growth Standard Class Fund
LVIP Wells Fargo Intrinsic Value Standard Class Fund
LVIP Wilshire Aggressive Profile Standard Class Fund
LVIP Wilshire Conservative Profile Standard Class Fund
LVIP Wilshire Moderate Profile Standard Class Fund
LVIP Wilshire Moderately Aggressive Profile Standard Class Fund
PIMCO VIT Commodity Real Return Administrative Class Fund
PIMCO VIT Commodity Real Return Advisor Class Fund

Also during 2009, the following funds changed their names:

PREVIOUS FUND NAME                                            NEW FUND NAME
---------------------------------------------------------------------------------------------------------------------------
ABVPSF Global Technology Class B Fund                         ABVPSF Global Thematic Growth Class B Fund
Delaware Capital Reserves Service Class Series                Delaware Limited-Term Diversified Income Service Class Series
FTVIPT Templeton Global Income Securities Class 2 Fund        FTVIPT Templeton Global Bond Securities Class 2 Fund
Janus Aspen Series Mid Cap Growth Service Class Portfolio     Janus Aspen Series Enterprise Service Class Portfolio
Janus Aspen Series Worldwide Growth Service Class Portfolio   Janus Aspen Series Worldwide Service Class Portfolio
LVIP FI Equity-Income Standard Class Fund                     LVIP Wells Fargo Intrinsic Value Standard Class Fund
LVIP FI Equity-Income Service Class Fund                      LVIP Wells Fargo Intrinsic Value Service Class Fund
Putnam VT Health Sciences Class IB Fund                       Putnam VT Global Health Care Class IB Fund

During 2009, the LVIP UBS Global Asset Allocation Standard Class Fund merged into the LVIP Delaware Foundation Aggressive Allocation Standard Class Fund and the LVIP UBS Global Asset Allocation Service Class Fund merged into the LVIP Delaware Foundation Aggressive Allocation Service Class Fund.

During 2010, the following funds became available as investment options for account contract owners. Accordingly, the 2010 statements of operations and changes in net assets and total return and investment income ratios in note 3 for these subaccounts are for the period from the commencement of operations to December 31, 2010:

Delaware VIP Smid Cap Growth Standard Class Series
Delaware VIP Smid Cap Growth Service Class Series
LVIP American Global Growth Service Class II Fund
LVIP American Global Small Capitalization Service Class II Fund
LVIP American Growth Service Class II Fund
LVIP American Growth-Income Service Class II Fund
LVIP American International Service Class II Fund
LVIP BlackRock Inflation Protected Bond Standard Class Fund
LVIP BlackRock Inflation Protected Bond Service Class Fund
LVIP Delaware Diversified Floating Rate Standard Class Fund
LVIP Delaware Diversified Floating Rate Service Class Fund
LVIP JPMorgan High Yield Standard Class Fund
LVIP JPMorgan High Yield Service Class Fund
LVIP SSgA Conservative Index Allocation Standard Class Fund
LVIP SSgA Conservative Index Allocation Service Class Fund
LVIP SSgA Conservative Structured Allocation Standard Class Fund
LVIP SSgA Conservative Structured Allocation Service Class Fund
LVIP SSgA Moderate Index Allocation Standard Class Fund
LVIP SSgA Moderate Index Allocation Service Class Fund
LVIP SSgA Moderate Structured Allocation Standard Class Fund
LVIP SSgA Moderate Structured Allocation Service Class Fund
LVIP SSgA Moderately Aggressive Index Allocation Standard Class Fund
LVIP SSgA Moderately Aggressive Index Allocation Service Class Fund
LVIP SSgA Moderately Aggressive Structured Allocation Standard Class Fund LVIP SSgA Moderately Aggressive Structured Allocation Service Class Fund

During 2010, the AIM Variable Insurance Funds, Inc. (AIM V.I.) family of funds changed its name to the Invesco Variable Insurance Funds, Inc. (Invesco V.I.)

During 2010, the Delaware VIP Trend Standard Class Series merged into the Delaware VIP Smid Cap Growth Standard Class Series and the Delaware VIP Trend Service Class Series merged into the Delaware VIP Smid Cap Growth Service Class Series.

Also during 2010, the following funds changed their names:

PREVIOUS FUND NAME                                     NEW FUND NAME
---------------------------------------------------------------------------------------------------------------
Goldman Sachs VIT Growth & Income Service Class Fund   Goldman Sachs VIT Large Cap Value Service Class Fund
LVIP Marsico International Growth Fund**               LVIP MFS International Growth Standard Class Fund
LVIP Marsico International Growth Service Class Fund   LVIP MFS International Growth Service Class Fund
LVIP Wilshire Aggressive Profile Standard Class Fund   LVIP SSgA Global Tactical Allocation Standard Class Fund
LVIP Wilshire Aggressive Profile Service Class Fund    LVIP SSgA Global Tactical Allocation Service Class Fund
Lord Abbett All Value Class VC Fund                    Lord Abbett Fundamental Equity Class VC Fund
Van Kampen Capital Growth Class II Portfolio           Morgan Stanley UIF Capital Growth Class II Portfolio

2. MORTALITY AND EXPENSE GUARANTEES AND OTHER TRANSACTIONS WITH AFFILIATES

Amounts are paid to the Company for mortality and expense guarantees at a percentage of each portfolio's average daily net assets within the Variable Account. The rates are as follows for the fifteen products:

- Lincoln ChoicePlus at a daily rate of .0038356% to .0073973% (1.40% to 2.70% on an annual basis)

- Lincoln ChoicePlus Access at a daily rate of .0038356% to .0080822% (1.40% to 2.95% on an annual basis)

- Lincoln ChoicePlus Bonus at a daily rate of .0038356% to .0079452% (1.40% to 2.90% on an annual basis)

- Lincoln ChoicePlus II at a daily rate of .0035616% to .0073973% (1.30% to 2.70% on an annual basis)

- Lincoln ChoicePlus II Access at a daily rate of .0038356% to .0080822% (1.40% to 2.95% on an annual basis)

- Lincoln ChoicePlus II Advance at a daily rate of .0038356% to .0082192% (1.40% to 3.00% on an annual basis)

- Lincoln ChoicePlus II Bonus at a daily rate of .0038356% to .0079452% (1.40% to 2.90% on an annual basis)

- Lincoln ChoicePlus Design at a daily rate of .0030137% to .0084932% (1.10% to 3.10% on an annual basis)

- Lincoln ChoicePlus Assurance A Share at a daily rate of .0016438% to .0063014% (.60% to 2.30% on an annual basis)

- Lincoln ChoicePlus Assurance B Share at a daily rate of .0034247% to .0076712% (1.25% to 2.80% on an annual basis)

- Lincoln ChoicePlus Assurance Bonus at a daily rate of .0038356% to .0083562% (1.40% to 3.05% on an annual basis)

- Lincoln ChoicePlus Assurance C Share at a daily rate of .0038356% to .0087671% (1.40% to 3.20% on an annual basis)

- Lincoln ChoicePlus Assurance L Share at a daily rate of .0038356% to .0086301% (1.40% to 3.15% on an annual basis)

- Lincoln ChoicePlus Assurance A Class at a daily rate of .0016438% to .0063014% (.60% to 2.30% on an annual basis)

- Lincoln ChoicePlus Assurance B Class at a daily rate of .0034247% to .0076712% (1.25% to 2.80% on an annual basis)

In addition, $109,000,142 and $80,018,430 was retained by the Company for contract charges and surrender charges during 2010 and 2009, respectively.

For the Assurance A Share and Assurance A Class products, a front-end load or sales charge is applied as a percentage (5.75% maximum) to all gross purchase payments. For the years ending December 31, 2010 and 2009, sales charges amounted to $13,790,007 and $9,297,064, respectively.

The Company is responsible for all sales, general and administrative expenses applicable to the Variable Account.

3. FINANCIAL HIGHLIGHTS

A summary of the fee rates, unit values, units outstanding, net assets and total return and investment income ratios for variable annuity contracts as of and for each year or period in the five years ended December 31, 2010, follows:

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
ABVPSF GLOBAL THEMATIC GROWTH CLASS B
             2010                  0.65%    2.85%   $ 4.67    $18.41     3,004,150  $   29,512,963    15.25%     17.81%      2.00%
             2009                  0.65%    2.85%     4.01     15.82     3,372,425      27,481,352    48.84%     52.12%      0.00%
             2008                  0.65%    2.85%     2.67     10.52     3,262,920      16,985,544   -48.92%    -48.07%      0.00%
             2007                  1.15%    2.80%     5.17     20.19     3,842,419      33,767,641    16.76%     18.52%      0.00%
             2006                  1.15%    2.65%     4.38     17.19     3,154,151      19,614,773     5.55%      7.03%      0.00%
ABVPSF GROWTH AND INCOME CLASS B
             2010                  0.65%    2.85%     8.35     14.03    13,986,390     153,878,947     9.63%     12.07%      0.00%
             2009                  0.65%    2.85%     7.47     12.67    14,537,403     145,245,860    16.97%     19.57%      3.54%
             2008                  0.65%    2.85%     6.73     10.72    14,925,347     128,497,995   -42.34%    -41.37%      1.77%
             2007                  1.15%    2.80%    11.89     18.42    15,940,246     238,553,594     1.96%      3.55%      1.20%
             2006                  1.25%    2.80%    11.67     17.89    16,298,422     237,605,213    13.75%     15.53%      1.15%
ABVPSF INTERNATIONAL VALUE CLASS B
             2010                  0.65%    2.90%     7.10      7.81    23,913,577     177,374,151     1.37%      3.62%      3.08%
             2009                  0.65%    2.85%     6.88      7.58    16,087,503     116,859,013    30.58%     33.49%      1.14%
             2008                  0.65%    2.85%     5.44      5.71    15,725,322      87,885,870   -54.60%    -53.79%      0.88%
             2007                  1.10%    2.85%    11.78     12.38    13,859,734     170,225,318     2.63%      4.38%      0.99%
             2006     6/6/2006     1.15%    2.80%    11.29     11.87     2,907,081      34,424,483     7.38%     27.27%      0.00%
ABVPSF LARGE CAP GROWTH CLASS B
             2010                  1.30%    2.65%     5.79     13.38     1,688,466      12,963,373     6.96%      8.41%      0.27%
             2009                  1.30%    2.65%     5.37     12.34     2,076,002      14,747,140    33.52%     35.33%      0.00%
             2008                  1.30%    2.65%     3.99      9.12     2,586,486      13,536,124   -41.40%    -40.60%      0.00%
             2007                  1.30%    2.65%     6.74     15.39     3,281,465      29,322,568    10.65%     12.15%      0.00%
             2006                  1.30%    2.65%     6.04     13.87     3,981,992      31,699,870    -3.24%     -1.92%      0.00%
ABVPSF SMALL/MID CAP VALUE CLASS B
             2010                  0.65%    2.85%    11.45     24.00     8,248,951     150,623,922    23.04%     25.77%      0.27%
             2009                  0.65%    2.85%     9.13     19.31     7,108,955     104,160,839    38.65%     41.73%      0.88%
             2008                  0.65%    2.85%     6.98     13.79     7,758,456      84,894,668   -37.55%    -36.45%      0.43%
             2007                  1.10%    2.85%    11.03     21.87     5,982,290     110,145,206    -1.34%      0.37%      0.72%
             2006                  1.15%    2.85%    11.73     21.76     4,266,114      81,467,069    11.05%     12.78%      0.23%
AMERICAN CENTURY VP INFLATION PROTECTION CLASS II
             2010                  0.65%    2.85%    10.79     12.42    41,433,338     494,227,301     2.15%      4.42%      1.65%
             2009                  0.65%    2.85%    10.56     11.97    33,469,110     387,360,324     7.14%      9.52%      1.88%
             2008                  0.65%    2.85%     9.86     11.00    22,134,456     237,085,710    -4.37%     -2.73%      4.69%
             2007                  1.15%    2.85%    10.31     11.33    13,044,498     144,760,051     6.43%      8.15%      4.52%
             2006                  1.25%    2.85%     9.69     10.48    11,863,503     122,539,340    -1.27%      0.32%      3.33%
AMERICAN FUNDS GLOBAL GROWTH CLASS 2
             2010                  0.65%    2.85%    11.02     16.14    22,438,581     331,309,961     8.61%     11.02%      1.54%
             2009                  0.65%    2.85%    10.07     14.63    20,566,657     279,623,028    38.31%     41.38%      1.42%
             2008                  0.65%    2.85%     7.32     10.42    22,029,895     216,967,583   -40.12%    -39.06%      2.00%
             2007                  1.10%    2.85%    12.48     17.13    16,765,804     278,606,031    11.62%     13.59%      3.00%
             2006                  1.10%    2.85%    13.27     15.11    10,355,625     153,145,467    17.10%     18.93%      0.85%
AMERICAN FUNDS GLOBAL SMALL CAPITALIZATION CLASS 2
             2010                  0.65%    2.85%    11.10     29.31    23,033,389     405,935,380    18.98%     21.62%      1.76%
             2009                  0.65%    2.85%     9.16     24.39    18,454,035     288,154,824    56.77%     60.25%      0.28%
             2008                  0.65%    2.85%     6.29     15.40    16,178,894     174,409,032   -54.83%    -54.03%      0.00%
             2007                  1.10%    2.85%    13.68     33.76    14,813,916     359,008,332    18.02%     20.10%      3.00%
             2006                  1.10%    2.85%    12.95     28.32    12,213,535     238,117,221    20.63%     22.51%      0.46%
AMERICAN FUNDS GROWTH CLASS 2
             2010                  0.65%    2.85%     9.51     18.81   139,384,213   1,945,075,727    15.35%     17.91%      0.73%
             2009                  0.65%    2.85%     8.16     16.14   143,144,088   1,713,386,575    35.49%     38.51%      0.69%
             2008                  0.65%    2.85%     5.96     11.80   126,204,408   1,096,444,796   -45.55%    -44.58%      0.87%
             2007                  1.10%    2.85%    10.82     21.45   114,062,671   1,772,430,459     9.19%     11.12%      0.83%
             2006                  1.10%    2.85%     9.81     19.45   102,526,103   1,392,831,743     7.12%      8.85%      0.87%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
AMERICAN FUNDS GROWTH-INCOME CLASS 2
             2010                  0.60%    2.85%   $ 9.19    $15.95   160,676,140  $1,965,743,078     8.30%     10.70%      1.51%
             2009                  0.65%    2.85%     8.34     14.58   154,732,127   1,766,480,965    27.55%     30.39%      1.70%
             2008                  0.65%    2.85%     6.69     11.32   133,043,914   1,213,955,684   -39.60%    -38.53%      1.82%
             2007                  1.10%    2.85%    11.31     18.55   119,952,131   1,837,362,865     2.09%      3.89%      1.59%
             2006                  1.10%    2.85%    11.75     17.99   106,178,440   1,580,788,507    11.97%     13.77%      1.68%
AMERICAN FUNDS INTERNATIONAL CLASS 2
             2010                  0.65%    2.85%    10.06     23.27    47,415,131     763,935,853     4.22%      6.54%      2.09%
             2009                  0.65%    2.85%     9.52     22.11    45,438,851     690,446,358    39.05%     42.15%      1.49%
             2008                  0.65%    2.85%     6.75     15.74    52,149,321     567,950,440   -43.75%    -42.76%      2.03%
             2007                  1.10%    2.85%    11.82     27.70    48,317,076     904,894,574    16.65%     18.71%      1.65%
             2006                  1.10%    2.85%     9.99     23.51    41,893,852     632,070,987    15.64%     17.50%      1.82%
BLACKROCK GLOBAL ALLOCATION V.I. CLASS III
             2010                  0.60%    2.90%    12.25     12.69    49,546,291     617,625,604     6.68%      9.05%      1.72%
             2009    6/30/2009     0.65%    2.85%    11.48     11.64    17,623,448     203,695,578     1.44%     15.58%      2.31%
DELAWARE VIP DIVERSIFIED INCOME SERVICE CLASS
             2010                  0.65%    2.90%    12.70     15.04    69,940,824     998,422,247     4.84%      7.17%      4.24%
             2009                  0.65%    2.85%    12.11     14.12    52,883,597     715,222,239    23.10%     25.84%      5.14%
             2008                  0.65%    2.85%     9.84     11.30    35,059,220     383,243,656    -7.57%     -5.94%      3.55%
             2007                  1.10%    2.85%    10.65     12.04    25,769,243     302,157,201     4.40%      6.08%      2.59%
             2006                  1.25%    2.85%    10.20     11.35    16,777,113     186,983,777     4.55%      6.23%      1.25%
DELAWARE VIP EMERGING MARKETS SERVICE CLASS
             2010                  0.65%    2.85%    11.14     52.13    14,644,887     312,915,951    14.89%     17.44%      0.57%
             2009                  0.65%    2.85%     9.92     44.92    11,762,070     223,132,089    72.68%     76.52%      0.94%
             2008                  0.65%    2.85%     5.69     25.76    12,841,316     141,037,891   -53.04%    -52.22%      1.28%
             2007                  1.10%    2.85%    18.56     54.30    10,582,568     256,714,563    34.62%     36.79%      1.24%
             2006                  1.25%    2.85%    14.74     39.94     6,958,755     129,919,378    23.31%     25.24%      0.94%
DELAWARE VIP HIGH YIELD STANDARD CLASS
             2010                  1.40%    2.35%    15.39     21.42       750,316      11,622,616    12.64%     13.72%      6.76%
             2009                  1.40%    2.35%    13.53     18.98       574,400       7,859,946    45.52%     46.90%      9.42%
             2008                  1.40%    2.35%     9.21     13.02       862,558       8,034,157   -25.94%    -25.23%      8.20%
             2007                  1.40%    2.35%    12.32     17.54     1,277,232      15,879,806     0.41%      1.37%      6.52%
             2006                  1.40%    2.35%    12.16     17.43     1,175,099      14,399,604    10.06%     10.88%      6.73%
DELAWARE VIP HIGH YIELD SERVICE CLASS
             2010                  0.65%    2.85%    12.47     21.54    19,118,188     319,535,835    11.69%     14.17%      7.33%
             2009                  0.65%    2.85%    11.14     19.10    17,730,626     265,885,036    44.48%     47.69%      7.18%
             2008                  0.65%    2.85%     8.01     13.09    15,955,990     166,499,584   -26.55%    -25.25%      8.03%
             2007                  1.10%    2.85%    10.72     17.64    14,288,786     202,639,176    -0.34%      1.37%      6.15%
             2006                  1.15%    2.85%    11.09     17.52    13,057,671     186,729,667     9.04%     10.80%      6.15%
DELAWARE VIP INTERNATIONAL VALUE EQUITY STANDARD CLASS
             2010                  1.40%    2.15%    17.19     19.53        19,350         334,606     8.57%      9.38%      3.98%
             2009                  1.40%    2.15%    15.72     17.99        23,655         373,841    31.86%     32.86%      3.47%
             2008                  1.40%    2.15%    11.83     13.64        35,587         423,335   -43.65%    -43.22%      2.98%
             2007                  1.40%    2.15%    20.84     22.81        81,729       1,714,184     3.51%      3.77%      2.21%
             2006                  1.40%    1.65%    20.08     22.04       136,295       2,737,672    21.56%     21.87%      2.83%
DELAWARE VIP LIMITED-TERM DIVERSIFIED INCOME SERVICE CLASS
             2010                  0.60%    2.85%    10.84     11.90    56,532,719     658,386,518     1.36%      3.62%      2.03%
             2009                  0.65%    2.85%    10.72     11.51    32,029,490     362,100,137     9.48%     11.86%      3.33%
             2008                  0.65%    2.80%     9.79     10.35     7,989,474      81,388,856    -3.39%     -1.78%      4.10%
             2007                  1.15%    2.80%    10.14     10.55     1,745,444      18,209,455     1.35%      2.94%      4.55%
             2006                  1.25%    2.80%    10.05     10.25     1,068,351      10,878,852     1.75%      3.03%      4.31%
DELAWARE VIP REIT STANDARD CLASS
             2010                  1.40%    2.35%    19.43     27.25       200,164       5,329,560    24.04%     25.22%      2.80%
             2009                  1.40%    2.35%    15.67     21.76       234,742       4,993,625    20.45%     21.60%      4.94%
             2008                  1.40%    2.35%    13.01     17.89       337,494       5,881,815   -36.57%    -35.97%      2.60%
             2007                  1.40%    2.35%    20.51     27.95       497,495      13,641,050   -15.94%    -15.14%      1.50%
             2006                  1.40%    2.35%    24.60     32.93       745,569      24,391,247    29.81%     30.79%      1.93%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
DELAWARE VIP REIT SERVICE CLASS
             2010                  0.65%    2.85%   $ 8.46    $22.70     6,696,391  $  110,546,563    23.06%     25.79%      2.55%
             2009                  0.65%    2.85%     7.55     18.18     6,492,661      89,686,763    19.77%     21.89%      4.61%
             2008                  1.10%    2.85%     6.20     14.96     8,564,358      97,607,134   -37.11%    -35.99%      2.14%
             2007                  1.10%    2.85%     9.68     23.45    10,520,517     190,815,163   -16.59%    -15.16%      1.15%
             2006                  1.15%    2.85%    13.30     27.70    11,378,212     251,608,279    28.67%     30.68%      1.54%
DELAWARE VIP SMALL CAP VALUE STANDARD CLASS
             2010                  1.40%    2.35%    22.13     26.35       363,786       9,531,790    29.20%     30.43%      0.65%
             2009                  1.40%    2.35%    17.13     20.20       442,151       8,885,188    28.77%     30.00%      1.04%
             2008                  1.40%    2.35%    13.30     15.54       624,210       9,651,885   -31.51%    -30.85%      0.83%
             2007                  1.40%    2.35%    19.30     22.48       911,687      20,420,995    -8.79%     -7.92%      0.54%
             2006                  1.40%    2.35%    21.00     24.41     1,259,195      30,657,532    13.49%     14.57%      0.26%
DELAWARE VIP SMALL CAP VALUE SERVICE CLASS
             2010                  0.65%    2.85%    11.62     26.63    17,716,673     309,429,689    28.21%     31.06%      0.46%
             2009                  0.65%    2.85%     8.93     20.47    17,867,130     247,088,668    27.87%     30.72%      0.71%
             2008                  0.65%    2.85%     7.20     15.78    21,006,014     230,267,773   -32.04%    -30.94%      0.46%
             2007                  1.25%    2.85%    10.53     22.89    19,715,307     327,861,445    -9.46%     -8.00%      0.25%
             2006                  1.25%    2.85%    12.05     24.91    15,981,027     306,852,146    12.69%     14.45%      0.02%
DELAWARE VIP SMID CAP GROWTH STANDARD CLASS
             2010    10/8/2010     1.40%    2.35%    17.06     21.40       442,067       9,442,351    13.16%     13.41%      0.00%
DELAWARE VIP SMID CAP GROWTH SERVICE CLASS
             2010    10/8/2010     0.65%    2.80%     9.31     19.87     5,869,618      84,963,927    12.98%     13.54%      0.00%
DELAWARE VIP TREND STANDARD CLASS
             2009                  1.40%    2.35%    12.64     15.83       531,817       8,405,150    51.13%     52.58%      0.00%
             2008                  1.40%    2.35%     8.30     10.37       677,030       7,010,663   -47.98%    -47.48%      0.00%
             2007                  1.40%    2.35%    15.84     19.75       967,792      19,092,097     8.18%      9.21%      0.00%
             2006                  1.40%    2.35%    14.53     18.09     1,376,772      24,889,509     5.30%      6.10%      0.00%
DELAWARE VIP TREND SERVICE CLASS
             2009                  0.65%    2.80%     6.93     14.84     6,221,993      66,463,438    50.11%     53.37%      0.00%
             2008                  0.65%    2.80%     4.57      9.81     7,395,820      52,003,840   -48.33%    -47.47%      0.00%
             2007                  1.15%    2.80%     8.76     18.84     8,624,685     115,826,354     7.41%      9.20%      0.00%
             2006                  1.15%    2.80%     8.07     17.56     9,363,478     114,451,808     4.37%      6.00%      0.00%
DELAWARE VIP U.S. GROWTH SERVICE CLASS
             2010                  0.65%    2.85%     9.68     13.56    11,708,708     124,714,441    10.35%     12.81%      0.00%
             2009                  0.65%    2.85%     8.77     12.17     6,365,710      62,326,594    38.93%     42.02%      0.00%
             2008                  0.65%    2.85%     6.32      8.67     2,886,087      21,229,340   -44.44%    -43.57%      0.00%
             2007                  1.25%    2.80%    11.37     15.46     2,918,817      38,693,665     9.27%     10.98%      0.00%
             2006                  1.25%    2.80%    11.08     14.02     2,954,477      35,560,878    -0.61%      0.74%      0.00%
DELAWARE VIP VALUE STANDARD CLASS
             2010                  1.40%    2.35%    12.25     15.78       508,244       6,281,230    12.94%     14.02%      2.43%
             2009                  1.40%    2.35%    10.74     13.90       559,770       6,065,594    15.22%     16.32%      3.25%
             2008                  1.40%    2.35%     9.23     11.78       682,623       6,352,152   -34.97%    -34.35%      3.16%
             2007                  1.40%    2.35%    14.07     18.08     1,057,669      14,923,996    -4.79%     -4.08%      1.64%
             2006                  1.40%    2.15%    14.66     18.99     1,264,708      18,576,994    21.46%     22.38%      1.59%
DELAWARE VIP VALUE SERVICE CLASS
             2010                  0.65%    2.85%     8.38     15.22    10,530,555     125,406,966    12.09%     14.46%      2.20%
             2009                  0.75%    2.85%     7.39     13.47    11,033,921     117,051,364    14.35%     16.77%      2.78%
             2008                  0.75%    2.85%     6.77     11.69     9,940,337      92,632,743   -35.44%    -34.33%      2.59%
             2007                  1.15%    2.85%    10.71     17.96    11,006,428     158,874,478    -5.67%     -4.10%      1.26%
             2006                  1.15%    2.80%    12.38     19.06     8,374,330     129,017,666    20.38%     22.26%      1.17%
DWS VIP ALTERNATIVE ASSET ALLOCATION PLUS CLASS B
             2010                  0.65%    2.80%    12.44     13.38     1,476,223      18,687,740     9.05%     11.42%      0.74%
             2009     7/7/2009     0.65%    2.80%    11.41     12.10       285,305       3,278,794    -0.10%     15.38%      0.00%
DWS VIP EQUITY 500 INDEX CLASS A
             2010                  1.30%    2.65%     8.41     14.81     2,369,761      24,773,760    11.71%     13.22%      1.94%
             2009                  1.30%    2.65%     7.47     13.15     2,778,210      25,482,492    23.02%     24.69%      2.88%
             2008                  1.30%    2.65%     6.02     10.41     3,279,387      24,170,085   -38.80%    -37.96%      2.55%
             2007                  1.30%    2.65%     9.75     16.93     4,338,906      51,876,026     2.54%      3.94%      1.54%
             2006                  1.30%    2.65%     9.43     16.43     5,354,369      61,937,097    12.50%     14.03%      1.20%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
DWS VIP EQUITY 500 INDEX CLASS B
             2010                  1.15%    2.80%   $ 9.84    $13.83     2,867,522  $   35,007,227    11.36%     13.21%      1.67%
             2009                  1.15%    2.80%     8.76     12.24     3,130,133      33,955,820    22.55%     24.59%      2.53%
             2008                  1.15%    2.80%     7.03      9.84     3,323,686      29,391,732   -39.07%    -38.06%      2.13%
             2007                  1.15%    2.85%    11.78     15.92     3,221,316      47,252,950     2.08%      3.73%      1.22%
             2006                  1.25%    2.85%    11.59     15.36     2,969,805      42,703,560    12.06%     13.81%      0.88%
DWS VIP SMALL CAP INDEX CLASS A
             2010                  1.30%    2.65%    10.92     20.33       390,509       7,149,169    23.09%     24.76%      0.93%
             2009                  1.30%    2.65%     8.86     16.44       490,142       7,212,160    23.26%     24.94%      1.83%
             2008                  1.30%    2.65%    11.45     13.27       575,785       6,804,093   -35.85%    -34.98%      1.65%
             2007                  1.30%    2.65%    17.72     20.69       735,210      13,405,275    -4.47%     -3.17%      0.89%
             2006                  1.30%    2.65%    18.42     21.71       885,927      16,714,898    14.42%     15.97%      0.70%
DWS VIP SMALL CAP INDEX CLASS B
             2010                  1.10%    2.80%    10.88     18.06     1,109,169      16,421,906    22.63%     24.73%      0.70%
             2009                  1.10%    2.80%     8.73     14.52     1,412,601      16,755,116    22.78%     24.89%      1.69%
             2008                  1.10%    2.80%     6.99     11.65     1,941,075      18,430,158   -36.14%    -35.05%      1.35%
             2007                  1.10%    2.85%    11.16     17.98     2,539,796      37,470,213    -4.91%     -3.38%      0.61%
             2006                  1.25%    2.85%    12.19     18.63     2,088,524      32,947,863    13.95%     15.73%      0.34%
FIDELITY VIP CONTRAFUND SERVICE CLASS 2
             2010                  0.65%    2.85%    10.16     17.87    61,036,851     938,786,812    13.64%     16.17%      1.06%
             2009                  0.65%    2.85%     8.87     15.48    58,487,568     794,109,979    31.66%     34.59%      1.30%
             2008                  0.65%    2.85%     6.78     11.58    48,230,649     500,282,061   -44.30%    -43.32%      0.90%
             2007                  1.10%    2.85%    12.42     20.48    38,112,592     724,082,879    14.01%     15.96%      0.85%
             2006                  1.15%    2.85%    12.08     17.71    28,310,996     473,272,060     8.30%     10.05%      1.07%
FIDELITY VIP EQUITY-INCOME INITIAL CLASS
             2010                  1.40%    2.35%    11.96     15.00       556,864       6,992,880    12.48%     13.55%      1.73%
             2009                  1.40%    2.35%    10.56     13.27       685,293       7,578,540    27.44%     28.40%      2.17%
             2008                  1.40%    2.15%     8.24     10.19       885,428       7,625,372   -43.88%    -43.45%      2.06%
             2007                  1.40%    2.15%    14.60     18.16     1,299,142      19,795,659    -0.63%      0.12%      1.59%
             2006                  1.40%    2.15%    14.61     18.28     1,717,020      26,097,151    17.64%     18.52%      3.32%
FIDELITY VIP EQUITY-INCOME SERVICE CLASS 2
             2010                  1.30%    2.65%     9.38     14.70     3,620,280      45,488,308    11.91%     13.43%      1.53%
             2009                  1.30%    2.65%     8.37     13.03     4,451,795      49,328,897    26.49%     28.21%      1.98%
             2008                  1.30%    2.65%     6.61     10.22     5,495,296      47,467,613   -44.31%    -43.55%      2.10%
             2007                  1.30%    2.65%    11.84     18.21     6,845,010     104,868,409    -1.38%     -0.04%      1.54%
             2006                  1.30%    2.65%    14.01     18.31     7,682,647     118,013,433    16.79%     18.38%      2.98%
FIDELITY VIP GROWTH INITIAL CLASS
             2010                  1.40%    2.35%    10.46     14.72       538,248       5,652,969    21.29%     22.45%      0.26%
             2009                  1.40%    2.35%     8.55     12.08       647,204       5,549,321    25.31%     26.50%      0.43%
             2008                  1.40%    2.35%     6.75      9.41       777,690       5,288,086   -48.40%    -47.90%      0.71%
             2007                  1.40%    2.35%    12.97     18.20     1,060,215      13,793,116    24.26%     25.20%      0.88%
             2006                  1.40%    2.15%    10.36     14.65     1,434,303      14,883,568     4.58%      5.36%      0.42%
FIDELITY VIP GROWTH SERVICE CLASS 2
             2010                  0.65%    2.85%     6.49     14.42     6,704,736      72,730,755    20.38%     22.94%      0.03%
             2009                  0.75%    2.85%     5.34     11.86     6,516,911      57,271,821    24.37%     27.01%      0.20%
             2008                  0.65%    2.85%     4.25      9.44     6,858,292      46,897,614   -48.79%    -47.91%      0.61%
             2007                  1.15%    2.85%     8.21     18.06     6,111,259      78,588,080    23.10%     25.09%      0.35%
             2006                  1.25%    2.85%     6.60     14.55     4,789,808      46,860,781     3.63%      5.25%      0.16%
FIDELITY VIP MID CAP SERVICE CLASS 2
             2010                  0.65%    2.90%    11.75     15.32    27,343,150     403,627,732    24.96%     27.74%      0.14%
             2009                  0.65%    2.85%     9.40     12.07    22,158,329     259,905,147    35.83%     38.85%      0.45%
             2008                  0.65%    2.85%     6.91      8.74    24,760,020     212,067,044   -41.31%    -40.27%      0.24%
             2007                  1.10%    2.85%    12.02     14.66    18,422,757     266,663,938    12.10%     14.02%      0.50%
             2006                  1.15%    2.85%    12.55     12.87    10,522,063     134,453,898     9.24%     11.01%      0.09%
FIDELITY VIP OVERSEAS INITIAL CLASS
             2010                  1.40%    2.15%    13.38     18.87       169,524       2,285,225    10.71%     11.54%      1.31%
             2009                  1.40%    2.15%    12.00     17.04       212,209       2,561,986    23.84%     24.77%      1.96%
             2008                  1.40%    2.15%     9.61     13.76       278,109       2,693,356   -45.00%    -44.59%      2.30%
             2007                  1.40%    2.35%    17.35     25.02       377,037       6,583,118    14.82%     15.68%      3.30%
             2006                  1.40%    2.15%    15.00     21.79       488,806       7,368,801    15.57%     16.44%      0.92%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
FIDELITY VIP OVERSEAS SERVICE CLASS 2
             2010                  0.65%    2.85%   $ 9.25    $19.21     6,387,666  $   87,005,111     9.66%     12.10%      1.25%
             2009                  0.65%    2.85%     8.34     17.25     6,143,849      76,136,561    22.68%     25.40%      1.86%
             2008                  0.65%    2.85%     6.94     13.85     7,199,120      72,016,219   -45.51%    -44.60%      2.44%
             2007                  1.15%    2.80%    12.61     25.03     7,192,637     131,134,843    13.82%     15.60%      2.94%
             2006                  1.25%    2.80%    10.97     21.67     7,119,275     113,192,556    14.52%     16.31%      0.68%
FTVIPT FRANKLIN INCOME SECURITIES CLASS 2
             2010                  0.65%    2.85%    10.65     11.93    43,099,161     498,814,149     9.51%     11.94%      6.56%
             2009                  0.65%    2.85%     9.72     10.72    40,161,631     419,768,277    31.79%     34.72%      9.07%
             2008                  0.65%    2.85%     7.37      8.01    45,663,538     358,972,880   -31.63%    -30.43%      5.51%
             2007                  1.10%    2.85%    11.00     11.53    30,630,668     350,024,275     0.84%      2.57%      3.16%
             2006     6/2/2006     1.15%    2.85%    10.72     11.25     6,957,894      78,020,239     0.29%     12.36%      0.10%
FTVIPT FRANKLIN SMALL-MID CAP GROWTH SECURITIES CLASS 2
             2010                  0.65%    2.80%     8.09     20.31     8,661,182     115,470,893    24.10%     26.80%      0.00%
             2009                  0.65%    2.80%     6.43     16.21     8,125,612      84,045,660    39.61%     42.64%      0.00%
             2008                  0.65%    2.80%     4.54     11.50     8,416,602      61,007,232   -44.09%    -43.13%      0.00%
             2007                  1.10%    2.80%     8.01     20.38     8,116,799      99,601,237     8.17%      9.97%      0.00%
             2006                  1.15%    2.80%     7.30     18.66     7,258,566      75,574,109     5.69%      7.34%      0.00%
FTVIPT MUTUAL SHARES SECURITIES CLASS 2
             2010                  0.60%    2.85%     8.88      9.80    54,494,842     509,112,460     8.07%     10.47%      1.69%
             2009                  0.65%    2.85%     8.15      8.92    38,857,221     332,056,609    22.51%     25.23%      1.91%
             2008                  0.65%    2.85%     6.69      7.17    32,812,982     229,277,740   -38.88%    -37.80%      3.40%
             2007                  1.10%    2.85%    11.18     11.54    19,477,930     223,014,246     0.62%      2.30%      1.36%
             2006     6/2/2006     1.15%    2.80%    10.92     11.29     4,444,345      50,055,830     2.61%     15.87%      0.03%
FTVIPT TEMPLETON GLOBAL BOND SECURITIES CLASS 2
             2010                  0.65%    2.85%    15.36     16.79    40,764,015     663,735,354    11.23%     13.71%      1.44%
             2009                  0.65%    2.85%    13.81     14.85    43,922,491     634,785,795    15.35%     17.91%     13.76%
             2008                  0.65%    2.85%    11.97     12.67    32,135,561     398,547,664     3.22%      5.04%      3.61%
             2007                  1.10%    2.85%    11.44     12.08    14,537,470     173,292,272     7.94%      9.73%      2.53%
             2006                  1.15%    2.80%    10.76     11.02     5,794,344      63,394,259     9.66%     11.37%      2.84%
FTVIPT TEMPLETON GROWTH SECURITIES CLASS 2
             2010                  1.10%    2.80%     8.82     15.43     4,977,019      63,340,595     4.43%      6.22%      1.38%
             2009                  1.10%    2.80%     8.31     14.64     5,941,949      71,676,759    27.48%     29.67%      3.42%
             2008                  1.10%    2.80%     6.41     11.37     8,941,572      83,661,526   -43.92%    -42.95%      1.79%
             2007                  1.10%    2.80%    11.25     20.08    11,165,734     184,159,759    -0.48%      1.18%      1.38%
             2006                  1.15%    2.80%    12.73     19.99     9,557,112     157,168,558    18.45%     20.30%      1.27%
GOLDMAN SACHS VIT LARGE CAP VALUE SERVICE CLASS
             2010                  0.65%    2.45%    12.91     13.41     7,082,817      94,298,079     8.21%     10.17%      1.10%
             2009                  0.65%    2.45%    12.05     12.09     1,764,860      21,433,908    16.05%     16.35%      5.61%
             2008   12/18/2008     1.30%    1.55%    10.39     10.39         3,757          39,029     2.82%      4.56%      2.59%
INVESCO V.I. CAPITAL APPRECIATION SERIES I
             2010                  1.40%    2.35%     4.12     12.80       507,972       3,167,577    12.80%     13.88%      0.73%
             2009                  1.40%    2.35%     3.64     11.32       603,996       3,291,006    18.27%     19.40%      0.61%
             2008                  1.40%    2.35%     3.06      9.56       748,284       3,358,095   -43.83%    -43.29%      0.00%
             2007                  1.40%    2.35%     5.41     16.98       996,399       7,865,602     9.63%     10.46%      0.00%
             2006    4/28/2006     1.40%    2.55%     4.92     15.49     1,300,177       9,411,659    -1.98%     -1.22%      0.06%
INVESCO V.I. CAPITAL APPRECIATION SERIES II
             2010                  1.30%    2.35%     9.25     12.53       169,708       1,684,412    12.53%     13.72%      0.52%
             2009                  1.30%    2.35%     8.19     10.95       200,661       1,748,252    17.92%     19.16%      0.26%
             2008                  1.30%    2.35%     6.92      9.29       273,162       1,996,280   -43.96%    -43.37%      0.00%
             2007                  1.30%    2.35%    12.29     16.57       348,396       4,499,119     9.14%     10.29%      0.00%
             2006    4/28/2006     1.30%    2.35%    11.22     15.51       417,948       4,908,825    -2.02%     -1.33%      0.00%
INVESCO V.I. CORE EQUITY SERIES I
             2010                  1.40%    2.35%     7.39     14.92     1,084,566      10,646,779     7.01%      8.03%      0.95%
             2009                  1.40%    2.35%     6.86     13.92     1,322,617      11,940,692    25.32%     26.51%      1.80%
             2008                  1.40%    2.35%     5.45     11.08     1,568,047      11,156,757   -31.77%    -31.11%      1.95%
             2007                  1.40%    2.35%     7.94     16.21     2,005,117      20,947,610     5.61%      6.61%      1.01%
             2006    4/28/2006     1.40%    2.35%     7.48     15.39     2,593,323      25,607,172     7.45%      8.14%      0.53%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
INVESCO V.I. CORE EQUITY SERIES II
             2010                  1.30%    2.55%   $11.06    $14.99       308,954  $    3,809,067     6.50%      7.84%      0.79%
             2009                  1.30%    2.55%    10.32     13.98       340,947       3,868,376    24.76%     26.33%      1.52%
             2008                  1.30%    2.55%     8.23     11.12       430,419       3,828,214   -32.08%    -31.22%      1.74%
             2007                  1.30%    2.55%    12.04     15.84       519,086       6,677,207     5.37%      6.49%      0.84%
             2006    4/28/2006     1.30%    2.35%    11.38     15.04       688,914       8,237,493     7.28%      8.04%      0.53%
INVESCO V.I. INTERNATIONAL GROWTH SERIES I
             2010                  1.40%    2.35%    10.94     22.39       263,208       3,840,873    10.24%     11.29%      2.20%
             2009                  1.40%    2.35%     9.87     20.27       336,089       4,428,359    32.11%     33.36%      1.45%
             2008                  1.40%    2.35%     7.43     15.32       420,693       4,158,730   -41.76%    -41.21%      0.47%
             2007                  1.40%    2.35%    12.69     26.25       605,909      10,314,167    12.28%     13.12%      0.37%
             2006                  1.40%    2.55%    11.26     23.48       786,249      11,887,911    25.51%     26.45%      0.96%
INVESCO V.I. INTERNATIONAL GROWTH SERIES II
             2010                  1.30%    2.65%    18.52     21.96       172,385       3,412,347     9.74%     11.15%      1.80%
             2009                  1.30%    2.60%    16.77     19.89       212,633       3,784,526    31.43%     33.17%      1.36%
             2008                  1.30%    2.60%    12.68     15.07       271,812       3,639,727   -42.05%    -41.32%      0.41%
             2007                  1.30%    2.55%    21.74     25.55       371,367       8,469,878    11.68%     12.97%      0.36%
             2006                  1.30%    2.45%    19.37     23.16       423,372       8,546,047    24.79%     26.23%      1.01%
JANUS ASPEN SERIES BALANCED SERVICE CLASS
             2010                  1.30%    2.65%    12.67     16.15     1,509,432      23,906,019     5.29%      6.72%      2.48%
             2009                  1.30%    2.65%    12.01     15.15     1,785,177      26,594,635    22.30%     23.96%      2.70%
             2008                  1.30%    2.65%     9.81     12.23     2,066,947      24,907,981   -18.26%    -17.14%      2.36%
             2007                  1.30%    2.65%    14.05     14.78     2,436,050      35,522,643     7.40%      8.86%      2.22%
             2006                  1.30%    2.65%    13.02     13.77     2,786,799      37,445,853     7.53%      8.99%      1.89%
JANUS ASPEN SERIES ENTERPRISE SERVICE CLASS
             2010                  1.30%    2.65%    13.05     22.15       433,483       8,185,966    22.24%     23.90%      0.00%
             2009                  1.30%    2.65%    10.66     18.01       539,746       8,235,735    40.67%     42.58%      0.00%
             2008                  1.30%    2.65%     7.57     12.73       664,109       7,127,862   -45.27%    -44.58%      0.05%
             2007                  1.30%    2.55%    13.82     23.14       904,616      17,592,253    18.68%     20.17%      0.07%
             2006                  1.30%    2.65%    15.29     19.40       946,465      15,346,221    10.45%     11.84%      0.00%
JANUS ASPEN SERIES WORLDWIDE SERVICE CLASS
             2010                  1.30%    2.20%    11.05     13.92       161,259       1,893,080    13.01%     14.03%      0.48%
             2009                  1.30%    2.20%     9.76     12.21       182,927       1,885,015    34.41%     35.63%      1.24%
             2008                  1.30%    2.45%     7.24      9.00       237,488       1,809,532   -46.15%    -45.52%      0.96%
             2007                  1.30%    2.45%    13.38     16.52       305,686       4,317,816     6.72%      7.95%      0.56%
             2006                  1.30%    2.45%    12.47     15.30       353,919       4,616,538    15.08%     16.41%      1.61%
LVIP AMERICAN GLOBAL GROWTH SERVICE CLASS II
             2010    9/30/2010     0.65%    2.55%    12.30     12.42       215,895       2,669,105    -0.11%      8.17%      0.00%
LVIP AMERICAN GLOBAL SMALL CAPITALIZATION SERVICE CLASS II
             2010   11/15/2010     1.15%    2.80%    12.67     12.78       272,886       3,475,601     0.64%      5.16%      0.00%
LVIP AMERICAN GROWTH SERVICE CLASS II
             2010   11/15/2010     1.15%    2.90%    12.00     12.51     1,002,804      12,501,693    -5.95%      7.68%      0.00%
LVIP AMERICAN GROWTH-INCOME SERVICE CLASS II
             2010   11/15/2010     1.15%    2.90%    11.58     12.19       716,818       8,707,074     0.81%      6.27%      0.00%
LVIP AMERICAN INTERNATIONAL SERVICE CLASS II
             2010    9/30/2010     0.65%    2.80%    12.18     12.31       491,701       6,021,912     0.05%      6.50%      0.00%
LVIP BARON GROWTH OPPORTUNITIES SERVICE CLASS
             2010                  0.65%    2.80%    10.37     11.84     8,058,862      87,917,150    22.90%     25.57%      0.00%
             2009                  0.65%    2.85%     8.42      9.47     7,094,204      62,270,365    34.43%     37.43%      0.00%
             2008                  0.65%    2.85%     6.27      6.92     6,418,205      41,420,290   -40.85%    -39.80%      0.00%
             2007                  1.10%    2.85%    10.60     11.49     3,386,775      36,545,045     0.56%      2.24%      0.00%
             2006     6/2/2006     1.15%    2.80%    10.54     11.24       455,476       4,835,350    -1.18%     16.51%      0.00%
LVIP BLACKROCK INFLATION PROTECTED BOND SERVICE CLASS
             2010   11/15/2010     0.75%    2.85%     9.87     10.15     1,401,242      14,135,797    -2.27%      1.40%      0.59%
LVIP CAPITAL GROWTH SERVICE CLASS
             2010                  0.65%    2.80%     9.09      9.82    14,883,910     144,635,021    15.39%     17.90%      0.00%
             2009                  0.65%    2.80%     7.88      8.33     6,996,813      57,764,897    30.81%     33.66%      0.11%
             2008                  0.65%    2.80%     6.06      6.19     1,248,367       7,720,820   -43.12%    -42.37%      0.00%
             2007     6/5/2007     1.10%    2.70%    10.63     10.74       121,888       1,304,575    -2.84%      9.70%      0.00%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
LVIP COHEN & STEERS GLOBAL REAL ESTATE SERVICE CLASS
             2010                  0.65%    2.85%   $ 7.01    $ 7.59     9,934,577  $   72,646,063    14.36%     16.90%      0.00%
             2009                  0.65%    2.85%     6.13      6.49     8,708,761      55,042,103    33.62%     36.60%      0.00%
             2008                  0.65%    2.85%     4.58      4.72     8,333,923      38,920,478   -43.80%    -42.81%      1.32%
             2007     6/1/2007     1.10%    2.85%     8.16      8.25     3,891,548      31,969,536   -18.94%     -7.02%      0.59%
LVIP COLUMBIA VALUE OPPORTUNITIES SERVICE CLASS
             2010                  0.65%    2.80%     8.71      9.40     1,678,328      15,228,244    21.02%     23.64%      0.00%
             2009                  0.65%    2.80%     7.19      7.60     1,005,257       7,453,659    20.92%     23.55%      0.41%
             2008                  0.65%    2.80%     5.95      6.11       636,739       3,857,022   -35.96%    -34.89%      0.33%
             2007     6/1/2007     1.15%    2.80%     9.29      9.38        87,108         814,572    -8.28%      2.76%      0.67%
LVIP CORE STANDARD CLASS
             2006                  1.40%    1.60%    11.54     11.54        13,155         151,833    12.36%     12.36%      0.79%
LVIP CORE SERVICE CLASS
             2006                  1.25%    2.80%    11.28     11.53       315,822       3,613,476    10.69%     12.25%      0.80%
LVIP DELAWARE BOND STANDARD CLASS
             2010                  1.30%    2.65%    12.12     17.65    12,528,320     202,938,969     5.65%      7.09%      3.28%
             2009                  1.30%    2.65%    11.46     16.50    14,710,742     223,876,924    15.79%     17.37%      4.14%
             2008                  1.30%    2.65%     9.88     14.07    17,222,416     224,703,303    -5.46%     -4.18%      4.36%
             2007                  1.30%    2.65%    10.44     14.70    21,356,530     292,323,892     2.69%      4.08%      4.72%
             2006                  1.30%    2.65%    10.15     14.13    24,595,170     325,383,540     1.98%      3.36%      4.24%
LVIP DELAWARE BOND SERVICE CLASS
             2010                  0.65%    2.90%    11.58     13.36   118,782,318   1,497,358,649     5.08%      7.42%      3.52%
             2009                  0.65%    2.85%    11.02     12.53    83,225,660     987,925,269    15.15%     17.71%      4.68%
             2008                  0.65%    2.85%     9.57     10.72    57,669,586     590,700,221    -5.98%     -4.32%      4.75%
             2007                  1.10%    2.85%    10.18     11.23    48,409,964     525,317,008     2.22%      3.97%      4.98%
             2006                  1.15%    2.85%     9.96     10.82    40,643,042     428,938,186     1.52%      3.15%      4.59%
LVIP DELAWARE DIVERSIFIED FLOATING RATE SERVICE CLASS
             2010   11/15/2010     0.75%    2.85%     9.96     10.09     1,228,387      12,318,833    -0.19%      0.07%      0.21%
LVIP DELAWARE FOUNDATION AGGRESSIVE ALLOCATION STANDARD CLASS
             2010                  1.30%    2.55%    10.92     15.50       882,963      13,017,473     9.65%     11.03%      2.51%
             2009                  1.30%    2.55%     9.96     14.07     1,115,182      14,893,081    28.67%     30.29%      1.52%
             2008                  1.30%    2.65%     7.73     10.81     1,511,001      15,329,718   -34.97%    -34.09%      5.79%
             2007                  1.30%    2.65%    11.87     16.54     2,317,237      36,186,157     3.59%      5.00%      1.67%
             2006                  1.30%    2.65%    11.45     15.89     2,597,901      39,013,663    11.63%     13.03%      1.39%
LVIP DELAWARE FOUNDATION AGGRESSIVE ALLOCATION SERVICE CLASS
             2010                  0.65%    2.85%    10.26     14.88     2,214,985      29,667,952     9.05%     11.48%      2.34%
             2009                  0.65%    2.85%     9.22     13.44     2,908,852      35,537,545    27.96%     30.81%      1.20%
             2008                  0.65%    2.85%     7.43     10.35     4,435,530      41,922,453   -35.26%    -34.15%      6.46%
             2007                  1.15%    2.85%    11.28     15.75     4,099,903      59,389,376     3.18%      4.90%      1.60%
             2006                  1.15%    2.80%    11.67     15.04     2,226,993      31,324,052    11.07%     12.75%      1.63%
LVIP DELAWARE GROWTH AND INCOME SERVICE CLASS
             2010                  0.75%    2.80%     9.26     10.36     3,514,396      35,521,339     9.44%     11.70%      0.67%
             2009                  0.75%    2.80%     8.30      9.32     3,192,725      29,147,328    20.81%     23.31%      0.91%
             2008                  0.75%    2.80%     7.19      7.60     2,365,920      17,695,340   -37.76%    -36.73%      1.06%
             2007                  1.15%    2.80%    11.55     12.02     1,889,411      22,449,840     2.93%      4.54%      1.19%
             2006                  1.25%    2.80%    11.28     11.50       944,449      10,787,344     9.32%     10.69%      1.43%
LVIP DELAWARE SOCIAL AWARENESS STANDARD CLASS
             2010                  1.30%    2.65%    10.09     16.31       859,633      12,406,132     8.65%     10.13%      0.58%
             2009                  1.30%    2.65%     9.27     14.92     1,015,178      13,335,713    26.60%     28.32%      0.67%
             2008                  1.30%    2.65%     7.31     11.72     1,260,321      12,930,385   -36.13%    -35.26%      0.83%
             2007                  1.30%    2.65%    11.43     18.23     1,584,462      25,166,950     0.27%      1.64%      0.84%
             2006                  1.30%    2.65%    15.19     18.07     1,777,660      27,934,321     9.37%     10.86%      0.85%
LVIP DELAWARE SOCIAL AWARENESS SERVICE CLASS
             2010                  0.65%    2.80%     9.41     15.21     3,768,826      49,233,488     8.22%     10.46%      0.26%
             2009                  0.65%    2.70%     8.54     13.86     4,055,609      49,637,690    26.09%     28.70%      0.36%
             2008                  0.65%    2.70%     7.31     10.85     4,384,397      42,910,993   -36.38%    -35.45%      0.55%
             2007                  1.25%    2.80%    11.43     16.82     4,848,658      75,403,936    -0.03%      1.43%      0.64%
             2006                  1.25%    2.70%    11.67     16.60     4,897,457      76,874,132     9.04%     10.63%      0.68%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
LVIP DELAWARE SPECIAL OPPORTUNITIES SERVICE CLASS
             2010                  0.65%    2.80%   $ 8.92    $ 9.64     2,926,149  $   27,220,347    26.59%     29.33%      0.51%
             2009                  0.65%    2.80%     7.04      7.45     1,579,299      11,479,826    26.40%     29.15%      0.66%
             2008                  0.65%    2.80%     5.59      5.71     1,463,515       8,306,542   -38.51%    -37.64%      1.24%
             2007    6/12/2007     1.25%    2.65%     9.08      9.16       364,016       3,326,595    -9.80%      2.13%      0.99%
LVIP GLOBAL INCOME SERVICE CLASS
             2010                  0.60%    2.85%    11.26     11.67    20,536,946     235,905,015     6.34%      8.71%      3.35%
             2009     7/1/2009     0.65%    2.85%    10.59     10.74     5,360,215      57,213,255    -0.15%      6.19%      2.72%
LVIP GROWTH STANDARD CLASS
             2006                  1.40%    1.65%    11.31     11.36        10,237         116,096     4.44%      4.70%      0.00%
LVIP GROWTH SERVICE CLASS
             2006                  1.15%    2.80%    11.07     11.34       679,394       7,655,941     2.99%      4.60%      0.00%
LVIP GROWTH OPPORTUNITIES SERVICE CLASS
             2006                  1.25%    2.80%    12.14     12.44       306,765       3,794,567     6.86%      8.53%      0.00%
LVIP JANUS CAPITAL APPRECIATION STANDARD CLASS
             2010                  1.30%    2.65%    10.94     14.97       215,585       2,825,485     8.54%      9.91%      0.70%
             2009                  1.30%    2.55%    10.07     13.74       236,966       2,833,177    35.04%     36.74%      0.81%
             2008                  1.30%    2.55%     7.46     10.13       278,559       2,443,401   -42.31%    -41.59%      0.68%
             2007                  1.30%    2.55%    12.92     17.31       298,124       4,493,378    17.38%     18.86%      0.26%
             2006                  1.30%    2.55%    12.26     14.72       330,585       4,267,592     6.91%      8.26%      0.19%
LVIP JANUS CAPITAL APPRECIATION SERVICE CLASS
             2010                  0.65%    2.80%    10.64     14.44     4,790,609      63,658,856     8.01%     10.25%      0.52%
             2009                  0.75%    2.80%     9.67     13.17     4,489,735      54,781,676    34.36%     37.14%      0.95%
             2008                  0.75%    2.80%     7.41      9.66     2,805,952      24,856,506   -42.60%    -41.64%      0.51%
             2007                  1.15%    2.80%    12.91     16.59     2,223,674      34,519,014    16.80%     18.62%      0.08%
             2006                  1.25%    2.80%    11.11     14.00     1,196,126      16,166,073     6.54%      8.04%      0.00%
LVIP JPMORGAN HIGH YIELD SERVICE CLASS
             2010   11/16/2010     1.15%    2.90%    10.54     10.84       300,856       3,246,962     0.07%      1.53%      1.12%
LVIP MFS INTERNATIONAL GROWTH SERVICE CLASS
             2010                  0.60%    2.85%     7.91      8.56    11,583,789      96,896,427     9.66%     12.09%      0.58%
             2009                  0.65%    2.85%     7.21      7.64     7,190,493      53,643,846    31.70%     34.63%      0.83%
             2008                  0.65%    2.85%     5.48      5.63     4,128,581      23,019,042   -50.50%    -49.65%      1.05%
             2007     6/1/2007     1.15%    2.85%    11.06     11.18     1,856,720      20,680,646    -4.83%     14.91%      0.98%
LVIP MFS VALUE SERVICE CLASS
             2010                  0.65%    2.85%     8.02      8.69    48,122,826     409,771,177     8.19%     10.59%      1.24%
             2009                  0.65%    2.85%     7.42      7.86    29,898,812     231,005,259    17.28%     19.89%      1.61%
             2008                  0.65%    2.85%     6.33      6.50    12,586,764      81,499,360   -34.33%    -33.23%      1.97%
             2007     6/5/2007     1.15%    2.80%     9.64      9.74     1,167,639      11,323,296    -4.50%      5.67%      1.27%
LVIP MID-CAP VALUE SERVICE CLASS
             2010                  0.65%    2.85%     8.17      8.85     4,779,106      40,801,285    20.12%     22.79%      0.01%
             2009                  0.65%    2.85%     6.80      7.21     3,294,804      23,145,869    38.09%     41.17%      0.30%
             2008                  0.65%    2.85%     4.93      5.07     2,592,831      13,021,942   -42.52%    -41.50%      0.09%
             2007     6/5/2007     1.10%    2.85%     8.57      8.66     1,598,830      13,800,842   -15.89%     -7.65%      0.28%
LVIP MONDRIAN INTERNATIONAL VALUE STANDARD CLASS
             2010                  1.30%    2.65%    10.55     19.61     1,202,225      22,423,804    -0.21%      1.14%      3.16%
             2009                  1.30%    2.65%    10.55     19.53     1,444,227      26,747,196    18.06%     19.67%      3.16%
             2008                  1.30%    2.65%     8.92     16.45     1,825,281      28,349,359   -38.31%    -37.47%      4.45%
             2007                  1.30%    2.65%    14.45     26.50     2,434,134      60,083,052     8.57%     10.05%      1.89%
             2006                  1.30%    2.65%    13.29     24.26     2,835,163      64,314,382    26.61%     28.33%      2.99%
LVIP MONDRIAN INTERNATIONAL VALUE SERVICE CLASS
             2010                  0.65%    2.85%     8.52     18.25     7,872,078     111,459,611    -0.66%      1.55%      3.15%
             2009                  0.65%    2.85%     8.67     18.10     7,692,810     111,025,754    17.53%     20.14%      2.98%
             2008                  0.65%    2.85%     7.59     15.17     8,454,702     105,135,796   -38.59%    -37.54%      4.54%
             2007                  1.15%    2.85%    14.45     24.34     9,014,480     185,875,399     8.08%      9.83%      1.82%
             2006                  1.25%    2.85%    13.90     22.18     8,430,392     164,122,807    26.11%     28.07%      2.87%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT       UNITS                       TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
LVIP MONEY MARKET STANDARD CLASS
             2010                  1.30%    2.65%   $ 9.50    $11.71     6,137,587  $   66,685,675    -2.57%     -1.24%      0.05%
             2009                  1.30%    2.65%     9.75     11.87     9,480,305     104,203,478    -2.32%     -0.99%      0.32%
             2008                  1.30%    2.65%     9.98     12.00    16,028,543     178,597,067    -0.33%      1.02%      2.26%
             2007                  1.30%    2.65%    10.02     11.89    11,203,496     124,212,124     2.22%      3.61%      4.84%
             2006                  1.30%    2.65%     9.80     11.49     9,944,798     106,534,813     1.94%      3.33%      4.58%
LVIP MONEY MARKET SERVICE CLASS
             2010                  0.60%    2.85%     9.44     10.60    33,514,174     342,966,801    -2.77%     -0.61%      0.04%
             2009                  0.65%    2.85%     9.69     10.73    41,001,437     425,778,435    -2.73%     -0.57%      0.09%
             2008                  0.65%    2.85%     9.94     10.85    58,655,759     619,101,956    -0.78%      0.92%      1.91%
             2007                  1.15%    2.85%    10.00     10.77    26,010,828     273,357,558     1.76%      3.40%      4.59%
             2006                  1.25%    2.85%     9.81     10.41    16,178,038     165,087,589     1.54%      3.12%      4.41%
LVIP SSGA BOND INDEX SERVICE CLASS
             2010                  0.65%    2.90%    10.82     11.43    85,241,062     948,775,048     2.74%      5.02%      2.10%
             2009                  0.65%    2.85%    10.53     10.89    45,904,548     491,682,947     1.33%      3.59%      2.21%
             2008    6/24/2008     0.65%    2.85%    10.39     10.51    12,107,364     126,524,359     2.17%      6.13%      0.95%
LVIP SSgA CONSERVATIVE INDEX ALLOCATION SERVICE CLASS
             2010   11/17/2010     1.30%    2.80%    10.39     10.45       282,388       2,944,310     0.50%      1.74%      0.00%
LVIP SSgA CONSERVATIVE STRUCTURED ALLOCATION SERVICE CLASS
             2010   11/17/2010     1.30%    2.70%    10.35     10.41     1,020,141      10,594,850     0.00%      1.55%      0.00%
LVIP SSgA DEVELOPED INTERNATIONAL 150 SERVICE CLASS
             2010                  0.65%    2.85%     9.07      9.59    14,813,167     138,293,111     3.99%      6.31%      1.23%
             2009                  0.65%    2.85%     8.72      9.02     7,672,745      68,094,266    40.27%     43.39%      1.72%
             2008    6/26/2008     0.65%    2.85%     6.22      6.29     2,737,409      17,122,014   -36.36%     20.35%      2.37%
LVIP SSgA EMERGING MARKETS 100 SERVICE CLASS
             2010                  0.65%    2.85%    13.71     14.50    11,936,863     168,453,712    23.87%     26.62%      1.10%
             2009                  0.65%    2.85%    11.07     11.45     7,338,465      82,652,795    84.14%     88.24%      1.48%
             2008    6/26/2008     0.65%    2.85%     6.01      6.08     2,345,082      14,179,848   -38.84%     21.08%      1.46%
LVIP SSgA GLOBAL TACTICAL ALLOCATION SERVICE CLASS
             2010                  0.65%    2.80%     9.21     11.09     5,918,960      63,997,052     5.48%      7.78%      0.84%
             2009                  0.65%    2.85%     8.61     10.35     5,385,891      54,613,994    26.80%     29.49%      5.30%
             2008                  0.75%    2.85%     7.13      8.03     8,907,561      70,291,413   -42.29%    -41.27%      0.30%
             2007                  1.10%    2.85%    13.16     13.69     8,376,524     113,226,459     7.69%      9.37%      0.73%
             2006                  1.25%    2.80%    12.22     12.52     4,704,780      58,537,754    13.04%     14.81%      0.64%
LVIP SSgA INTERNATIONAL INDEX SERVICE CLASS
             2010                  0.65%    2.85%     8.17      8.64    23,605,346     198,623,794     3.78%      6.09%      1.49%
             2009                  0.65%    2.85%     7.88      8.15    11,816,356      94,717,158    23.95%     26.71%      1.91%
             2008    6/26/2008     0.65%    2.85%     6.36      6.43     3,478,166      22,232,589   -35.72%     18.05%      1.74%
LVIP SSgA LARGE CAP 100 SERVICE CLASS
             2010                  0.65%    2.85%    10.50     11.10    26,778,012     289,254,755    15.56%     18.13%      1.21%
             2009                  0.65%    2.85%     9.09      9.40    15,341,530     141,798,422    31.16%     34.08%      1.51%
             2008    6/26/2008     0.65%    2.85%     6.93      7.01     4,737,060      33,002,221   -31.01%      9.87%      0.83%
LVIP SSgA MODERATE INDEX ALLOCATION SERVICE CLASS
             2010   11/16/2010     1.15%    2.60%    10.61     10.67       386,790       4,120,405    -0.04%      2.82%      0.00%
LVIP SSgA MODERATE STRUCTURED ALLOCATION SERVICE CLASS
             2010   11/16/2010     0.75%    2.90%    10.51     10.75     2,706,824      28,557,076     0.32%      2.75%      0.00%
LVIP SSgA MODERATELY AGGRESSIVE INDEX ALLOCATION SERVICE CLASS
             2010   11/18/2010     1.15%    2.80%    10.74     10.81       542,212       5,847,902    -0.04%      2.21%      0.00%
LVIP SSgA MODERATELY AGGRESSIVE STRUCTURED ALLOCATION SERVICE CLASS
             2010   11/18/2010     0.75%    2.70%    10.80     10.89     1,483,235      16,077,151     0.03%      3.66%      0.00%
LVIP SSgA S&P 500 INDEX STANDARD CLASS
             2010                  1.40%    2.60%     9.37      9.99       204,002       2,012,755    11.84%     13.13%      1.25%
             2009                  1.40%    2.55%     8.67      8.83       176,761       1,551,468    23.86%     24.36%      1.79%
             2008                  1.40%    1.80%     7.05      7.10        70,013         496,689   -38.19%    -38.07%      6.15%
             2007    4/27/2007     1.40%    1.60%    11.41     11.47        22,682         259,980    -1.64%     -1.51%      1.11%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
LVIP SSgA S&P 500 INDEX SERVICE CLASS
             2010                  0.65%    2.85%   $ 8.77    $ 9.94    43,337,481  $  418,910,568    11.23%     13.71%      1.14%
             2009                  0.65%    2.85%     7.77      8.79    25,348,953     217,699,880    22.25%     24.97%      1.56%
             2008                  0.65%    2.85%     6.68      7.08     9,350,393      64,897,157   -39.08%    -38.06%      5.62%
             2007    4/27/2007     1.15%    2.80%    10.79     11.44     1,724,252      19,455,047    -3.29%      1.87%      1.23%
LVIP SSgA SMALL-CAP INDEX SERVICE CLASS
             2010                  0.65%    2.85%     8.68      9.40    13,551,043     122,688,382    22.34%     25.06%      0.36%
             2009                  0.65%    2.85%     7.10      7.52     8,628,513      63,133,650    22.17%     24.89%      0.65%
             2008                  0.65%    2.85%     5.81      5.98     4,021,344      23,798,001   -35.96%    -34.86%      1.31%
             2007     6/5/2007     1.10%    2.80%     9.08      9.18       733,570       6,708,346   -10.14%     -0.28%      0.79%
LVIP SSgA SMALL-MID CAP 200 SERVICE CLASS
             2010                  0.65%    2.85%    13.07     13.81     7,055,885      94,875,875    23.85%     26.61%      1.81%
             2009                  0.65%    2.85%    10.55     10.91     4,142,174      44,470,690    47.05%     50.31%      1.90%
             2008    6/26/2008     0.65%    2.85%     7.18      7.26     1,385,280       9,999,517   -34.57%     11.96%      1.49%
LVIP T. ROWE PRICE GROWTH STOCK SERVICE CLASS
             2010                  0.65%    2.85%     8.72      9.44     7,849,330      71,341,526    13.17%     15.68%      0.00%
             2009                  0.65%    2.85%     7.71      8.16     5,541,855      43,985,519    38.79%     41.80%      0.00%
             2008                  0.65%    2.80%     5.56      5.70     1,771,051      10,018,182   -43.59%    -42.71%      0.00%
             2007     6/1/2007     1.25%    2.80%     9.85      9.94       678,322       6,726,069    -4.45%      2.43%      0.20%
LVIP T. ROWE PRICE STRUCTURED MID-CAP GROWTH STANDARD CLASS
             2010                  1.30%    2.65%    12.40     19.27       169,937       2,874,844    25.02%     26.71%      0.00%
             2009                  1.30%    2.65%     9.90     15.34       164,956       2,212,388    42.51%     44.45%      0.10%
             2008                  1.30%    2.65%     6.94     10.71       149,632       1,390,133   -44.28%    -43.52%      0.00%
             2007                  1.30%    2.65%    15.81     19.12       166,583       2,745,922    10.62%     12.12%      0.00%
             2006                  1.30%    2.65%    14.19     17.02       154,402       2,284,009     6.41%      7.86%      0.00%
LVIP T. ROWE PRICE STRUCTURED MID-CAP GROWTH SERVICE CLASS
             2010                  0.65%    2.85%    11.59     18.38     3,027,569      47,561,006    24.46%     27.23%      0.00%
             2009                  0.65%    2.85%     9.13     14.55     2,315,538      28,997,538    41.87%     45.02%      0.00%
             2008                  0.65%    2.85%     6.90     10.10     1,579,142      13,817,663   -44.53%    -43.57%      0.00%
             2007                  1.15%    2.85%    12.22     17.94     1,103,701      17,411,256    10.12%     12.00%      0.00%
             2006                  1.15%    2.85%    11.55     16.05       771,700      11,235,624     5.94%      7.65%      0.00%
LVIP TEMPLETON GROWTH SERVICE CLASS
             2010                  0.65%    2.90%     7.53      8.15    13,007,007     102,455,858     3.31%      5.61%      1.78%
             2009                  0.65%    2.85%     7.29      7.72    10,349,314      77,857,452    24.21%     26.98%      1.55%
             2008                  0.65%    2.85%     5.87      6.03    11,336,582      67,756,355   -39.61%    -38.58%      2.42%
             2007     6/1/2007     1.10%    2.80%     9.72      9.82     4,655,053      45,556,801    -4.11%      3.03%      2.40%
LVIP TURNER MID-CAP GROWTH SERVICE CLASS
             2010                  0.65%    2.80%     9.49     10.26     2,994,921      29,442,450    23.44%     26.12%      0.00%
             2009                  0.65%    2.80%     7.67      8.14     1,924,863      15,157,607    43.96%     47.09%      0.00%
             2008                  0.65%    2.80%     5.31      5.49     1,899,168      10,252,684   -50.83%    -49.99%      0.00%
             2007     6/4/2007     1.10%    2.80%    10.78     10.98     1,108,808      12,033,221     1.67%      9.71%      0.00%
LVIP WELLS FARGO INTRINSIC VALUE SERVICE CLASS
             2010                  0.65%    2.80%     9.11     10.14     2,793,737      27,532,649    14.39%     16.88%      0.77%
             2009                  0.65%    2.80%     7.81      8.73     3,150,307      26,857,754    19.60%     22.20%      0.97%
             2008                  0.65%    2.80%     6.70      7.19     3,076,733      21,692,955   -40.18%    -39.18%      1.67%
             2007                  1.15%    2.80%    11.02     11.83     1,991,296      23,290,149     1.22%      2.90%      1.11%
             2006                  1.15%    2.80%    11.23     11.50     1,382,666      15,800,547     7.93%      9.61%      1.35%
LVIP WILSHIRE 2010 PROFILE SERVICE CLASS
             2010                  0.75%    2.80%     9.98     10.74       828,075       8,599,298     8.11%     10.35%      0.81%
             2009                  0.75%    2.80%     9.25      9.74       958,871       9,115,520    20.79%     23.17%      1.76%
             2008                  0.75%    2.70%     7.66      7.85       754,985       5,875,176   -26.12%    -24.97%      2.27%
             2007    7/11/2007     1.15%    2.70%    10.37     10.47       122,994       1,280,748     0.02%      6.47%      0.41%
LVIP WILSHIRE 2020 PROFILE SERVICE CLASS
             2010                  0.75%    2.80%     9.59     10.33     1,816,906      18,173,482     8.67%     10.92%      0.68%
             2009                  0.75%    2.80%     8.82      9.31     1,720,813      15,652,752    21.89%     24.41%      1.71%
             2008                  0.75%    2.80%     7.25      7.43     1,286,969       9,484,720   -29.01%    -27.90%      1.65%
             2007    6/14/2007     1.15%    2.70%    10.21     10.31       210,936       2,167,954    -1.81%      7.80%      0.36%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
LVIP WILSHIRE 2030 PROFILE SERVICE CLASS
             2010                  0.75%    2.85%   $ 9.37    $10.10     1,090,359  $   10,633,763     9.10%     11.42%      0.55%
             2009                  0.75%    2.85%     8.58      9.07     1,223,378      10,817,678    24.06%     26.70%      1.59%
             2008                  0.75%    2.85%     6.94      7.09       646,887       4,561,711   -32.79%    -31.84%      0.93%
             2007     6/5/2007     1.30%    2.70%    10.32     10.41        90,098         934,122    -2.40%      8.65%      0.40%
LVIP WILSHIRE 2040 PROFILE SERVICE CLASS
             2010                  1.15%    2.85%     8.86      9.42       681,006       6,293,112    10.20%     12.09%      0.56%
             2009                  1.15%    2.85%     8.04      8.37       624,977       5,177,281    26.96%     28.94%      1.27%
             2008                  1.30%    2.85%     6.35      6.49       517,107       3,326,300   -37.43%    -36.54%      0.24%
             2007    7/16/2007     1.30%    2.70%    10.15     10.23        39,057         397,179    -2.92%      4.57%      1.08%
LVIP WILSHIRE CONSERVATIVE PROFILE SERVICE CLASS
             2010                  0.65%    2.90%    11.56     12.64    30,806,255     378,674,328     7.13%      9.52%      3.58%
             2009                  0.65%    2.85%    10.70     11.61    27,297,773     309,685,249    21.05%     23.61%      4.15%
             2008                  0.75%    2.85%     8.92      9.44    21,489,015     199,198,042   -20.94%    -19.58%      2.03%
             2007                  1.15%    2.85%    11.23     11.75    13,219,924     153,394,188     4.49%      6.28%      1.94%
             2006                  1.15%    2.85%    10.79     11.07     7,119,991      78,175,548     6.00%      7.71%      1.52%
LVIP WILSHIRE MODERATE PROFILE SERVICE CLASS
             2010                  0.65%    2.85%    11.16     12.54    88,617,281   1,078,285,914     8.54%     10.96%      2.80%
             2009                  0.65%    2.85%    10.08     11.37    80,244,518     890,296,676    24.14%     26.90%      4.21%
             2008                  0.65%    2.85%     8.39      9.01    73,977,108     654,007,813   -28.87%    -27.61%      1.88%
             2007                  1.10%    2.85%    11.98     12.47    52,232,085     642,331,532     5.99%      7.65%      1.28%
             2006                  1.25%    2.80%    11.30     11.58    32,019,579     367,914,736     8.68%     10.38%      0.92%
LVIP WILSHIRE MODERATELY AGGRESSIVE PROFILE SERVICE CLASS
             2010                  0.65%    2.85%    10.24     12.02    55,624,756     649,763,390     9.27%     11.70%      2.66%
             2009                  0.65%    2.85%     9.35     10.82    51,327,593     543,175,797    25.09%     27.88%      4.39%
             2008                  0.65%    2.85%     7.77      8.51    48,840,768     408,610,151   -35.45%    -34.31%      0.83%
             2007                  1.10%    2.85%    12.46     12.98    36,610,548     469,022,681     6.46%      8.18%      1.56%
             2006                  1.25%    2.85%    11.71     12.00    20,741,324     246,977,890    10.71%     12.44%      0.99%
LORD ABBETT FUNDAMENTAL EQUITY CLASS VC
             2010                  0.65%    2.45%    15.41     15.92       630,717       9,982,968    16.44%     18.26%      0.39%
             2009                  0.65%    2.20%    13.45     13.45       355,079       4,767,170    25.03%     25.03%      0.39%
             2008   12/18/2008     0.75%    1.15%    10.75     10.75         3,019          32,465     1.80%      3.60%      0.41%
MFS VIT CORE EQUITY SERVICE CLASS
             2010                  1.30%    2.65%    10.44     14.91       214,952       2,729,647    13.81%     15.35%      0.92%
             2009                  1.30%    2.65%     9.16     13.07       268,829       2,974,261    28.78%     30.53%      1.41%
             2008                  1.30%    2.65%     7.10     10.39       353,475       3,042,352   -40.91%    -40.11%      0.42%
             2007                  1.30%    2.65%    13.49     17.47       424,313       6,074,976     7.97%      9.44%      0.09%
             2006                  1.30%    2.65%    12.41     16.22       491,941       6,464,047    10.53%     12.04%      0.17%
MFS VIT GROWTH INITIAL CLASS
             2010                  1.40%    2.35%    12.39     17.93       252,322       3,148,241    12.66%     13.73%      0.12%
             2009                  1.40%    2.35%    10.90     15.88       298,447       3,274,416    34.48%     35.76%      0.32%
             2008                  1.40%    2.35%     8.03     11.79       378,142       3,066,522   -38.87%    -38.29%      0.24%
             2007                  1.40%    2.35%    13.00     19.24       517,426       6,774,625    18.60%     19.49%      0.00%
             2006                  1.40%    2.15%    10.88     16.22       687,510       7,517,503     5.60%      6.39%      0.00%
MFS VIT GROWTH SERVICE CLASS
             2010                  0.65%    2.80%     6.13     17.99     1,377,501      14,515,038    11.85%     14.16%      0.00%
             2009                  0.75%    2.80%     5.43     15.94     1,133,560      10,054,060    33.74%     35.76%      0.03%
             2008                  1.15%    2.65%     4.02     11.82       934,809       6,038,525   -39.18%    -38.35%      0.00%
             2007                  1.30%    2.65%     6.56     18.98     1,044,638      10,822,665    17.71%     19.31%      0.00%
             2006                  1.30%    2.65%     5.52     16.05     1,182,456      10,083,571     5.01%      6.22%      0.00%
MFS VIT TOTAL RETURN INITIAL CLASS
             2010                  1.40%    2.35%    13.25     15.28       930,794      14,141,260     7.38%      8.40%      2.78%
             2009                  1.40%    2.35%    12.25     14.10     1,122,524      15,719,007    15.29%     16.39%      3.99%
             2008                  1.40%    2.35%    10.55     12.11     1,434,962      17,288,570   -23.95%    -23.22%      3.27%
             2007                  1.40%    2.35%    13.76     15.77     1,988,068      31,231,708     1.79%      2.77%      2.67%
             2006                  1.40%    2.35%    13.42     15.35     2,647,641      40,422,820     9.30%     10.34%      2.40%

                                 MINIMUM  MAXIMUM   MINIMUM   MAXIMUM                                MINIMUM    MAXIMUM   INVESTMENT
                   COMMENCEMENT    FEE      FEE      UNIT      UNIT      UNITS                        TOTAL      TOTAL      INCOME
SUBACCOUNT   YEAR     DATE(1)    RATE(2)  RATE(2)  VALUE(3)  VALUE(3)  OUTSTANDING    NET ASSETS    RETURN(4)  RETURN(4)   RATIO(5)
------------------------------------------------------------------------------------------------------------------------------------
MFS VIT TOTAL RETURN SERVICE CLASS
             2010                  0.65%    2.85%   $ 9.89    $14.10    26,324,559  $  320,891,076     6.55%      8.92%      2.53%
             2009                  0.65%    2.85%     9.17     13.04    25,879,249     296,846,148    14.42%     16.96%      3.36%
             2008                  0.65%    2.85%     8.32     11.24    25,474,232     256,544,245   -24.51%    -23.17%      2.88%
             2007                  1.10%    2.85%    11.02     14.67    25,882,431     346,662,283     1.01%      2.75%      2.31%
             2006                  1.15%    2.85%    10.91     14.31    24,265,011     322,763,764     8.49%     10.24%      2.04%
MFS VIT UTILITIES INITIAL CLASS
             2010                  1.40%    2.35%    20.57     31.41       528,719      12,359,268    11.17%     12.23%      3.15%
             2009                  1.40%    2.35%    18.36     28.19       886,526      18,430,756    30.12%     31.37%      5.42%
             2008                  1.40%    2.35%    14.01     21.62       995,022      15,767,161   -39.12%    -38.54%      1.59%
             2007                  1.40%    2.35%    22.83     35.45     1,272,814      32,805,573    25.18%     26.12%      1.00%
             2006                  1.40%    2.15%    18.14     28.32     1,684,550      34,300,683    28.47%     29.44%      2.06%
MFS VIT UTILITIES SERVICE CLASS
             2010                  0.65%    2.85%    11.62     31.03     9,659,921     176,418,368    10.32%     12.77%      3.03%
             2009                  0.65%    2.85%    10.41     27.90    10,128,784     167,168,663    29.14%     32.01%      5.05%
             2008                  0.65%    2.85%     8.88     21.44    12,430,632     159,125,862   -39.56%    -38.49%      1.28%
             2007                  1.10%    2.85%    14.44     35.18    12,469,463     266,499,134    23.97%     26.10%      0.71%
             2006                  1.15%    2.85%    13.90     28.15     8,120,398     137,578,687    27.34%     29.34%      1.71%
MORGAN STANLEY UIF CAPITAL GROWTH CLASS II
             2010                  0.65%    1.65%    20.24     20.67        61,149       1,257,711    20.61%     21.82%      0.00%
             2009                  0.65%    1.65%    16.95     16.95        41,902         709,340    63.92%     63.92%      0.00%
             2008   12/22/2008     0.75%    0.75%    10.34     10.34           845           8,735     2.74%      2.74%      0.00%
NB AMT MID-CAP GROWTH I CLASS
             2010                  1.15%    2.80%    12.49     19.87     3,131,370      53,220,622    25.54%     27.62%      0.00%
             2009                  1.15%    2.80%     9.79     15.59     3,722,577      49,806,670    27.96%     30.09%      0.00%
             2008                  1.15%    2.80%     7.52     12.00     4,977,879      51,364,563   -44.94%    -44.02%      0.00%
             2007                  1.15%    2.80%    14.26     21.59     6,187,385     114,623,693    19.15%     21.01%      0.00%
             2006                  1.25%    2.80%    12.42     17.95     5,831,644      90,256,338    11.64%     13.27%      0.00%
NB AMT REGENCY I CLASS
             2010                  1.15%    2.85%    10.63     19.29     3,131,986      55,143,709    22.64%     24.74%      0.68%
             2009                  1.15%    2.85%     8.61     15.57     3,960,978      56,317,829    42.44%     44.88%      1.67%
             2008                  1.15%    2.85%     6.01     10.69     5,282,840      52,195,507   -47.35%    -46.44%      1.13%
             2007                  1.15%    2.85%    11.29     20.14     6,588,064     122,165,598     0.40%      2.12%      0.43%
             2006                  1.15%    2.85%    11.82     19.90     7,198,734     132,629,385     8.04%      9.78%      0.41%
OPPENHEIMER GLOBAL SECURITIES SERVICE CLASS
             2010                  0.65%    2.20%    17.26     17.69       218,942       3,814,587    13.64%     14.95%      0.82%
             2009                  0.65%    1.80%    15.22     15.22        82,118       1,260,958    37.09%     37.09%      0.17%
             2008   12/26/2008     1.65%    1.65%    11.10     11.10           916          10,166     3.71%      3.71%      0.00%
PIMCO VIT COMMODITY REAL RETURN ADVISOR CLASS
             2010                  0.65%    2.80%    14.99     15.53       774,132      11,842,341    20.82%     23.44%     15.68%
             2009     7/1/2009     0.65%    2.80%    12.41     12.58       331,446       4,144,190     3.62%     29.90%      6.63%
PUTNAM VT GLOBAL HEALTH CARE CLASS IB
             2010                  1.30%    2.65%    11.08     13.33       247,720       2,883,922    -0.21%      1.14%      1.96%
             2009                  1.30%    2.65%    11.03     13.18       286,303       3,309,551    22.71%     24.38%      0.00%
             2008                  1.30%    2.65%     8.92     10.59       537,709       5,006,622   -19.24%    -18.15%      0.00%
             2007                  1.30%    2.65%    10.97     12.94       465,168       5,315,847    -2.96%     -1.88%      0.84%
             2006                  1.30%    2.40%    11.26     13.32       635,211       7,443,615     0.35%      1.46%      0.35%
PUTNAM VT GROWTH & INCOME CLASS IB
             2010                  1.30%    2.35%    10.89     13.41       175,377       2,005,396    11.72%     12.90%      1.61%
             2009                  1.30%    2.35%     9.71     11.98       217,059       2,203,940    26.80%     28.14%      3.12%
             2008                  1.30%    2.35%     7.63      9.43       332,327       2,633,726   -40.12%    -39.49%      2.24%
             2007                  1.30%    2.35%    12.68     15.72       432,588       5,673,498    -8.22%     -7.25%      1.33%
             2006                  1.30%    2.35%    13.77     17.31       518,444       7,357,174    13.39%     14.41%      1.54%

(1) Reflects less than a full year of activity. Funds were first received in this option on the commencement date noted or the option was inactive at the date funds were received.

(2) These amounts represent the annualized minimum and maximum contract expenses of the separate account, consisting primarily of mortality and expense charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying funds have been excluded.

(3) As the unit value is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract unit values may not be within the ranges presented as a result of partial year activity.

(4) These amounts represent the total return, including changes in value of mutual funds, and reflect deductions for all items included in the fee rate. The total return does not include contract charges deducted directly from policy account values. The total return is not annualized. As the total return is presented as a range of minimum to maximum values for only those subaccounts which existed for the entire year, some individual contract total returns may not be within the ranges presented as a result of partial year activity.

(5) These amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund, net of management fees assessed by the fund manager, divided by the average net assets. These ratios exclude those expenses, such as mortality and expense guarantee charges, that result in direct reductions in the unit values. The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest. Investment income ratios are not annualized.

Note: Fee rate, unit value and total return minimum and maximum are the same where there is only one active contract level charge for the subaccount.

4. PURCHASES AND SALES OF INVESTMENTS

The aggregate cost of investments purchased and the aggregate proceeds from investments sold were as follows for 2010:

                                                                        AGGREGATE      AGGREGATE
                                                                         COST OF       PROCEEDS
SUBACCOUNT                                                              PURCHASES     FROM SALES
-------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class B                                 $  6,067,807   $  7,966,473
ABVPSF Growth and Income Class B                                         9,328,419     18,236,273
ABVPSF International Value Class B                                      65,072,955     10,223,659
ABVPSF Large Cap Growth Class B                                            182,640      3,076,539
ABVPSF Small/Mid Cap Value Class B                                      36,686,574     19,842,038
American Century VP Inflation Protection Class II                      139,554,485     46,194,601
American Funds Global Growth Class 2                                    49,431,299     27,810,883
American Funds Global Small Capitalization Class 2                      86,812,379     34,107,841
American Funds Growth Class 2                                          111,852,491    178,264,273
American Funds Growth-Income Class 2                                   173,685,402    150,628,938
American Funds International Class 2                                   100,186,070     64,185,524
BlackRock Global Allocation V.I. Class III                             380,472,225      3,511,442
Delaware VIP Diversified Income Service Class                          292,697,721     33,265,503
Delaware VIP Emerging Markets Service Class                             69,822,130     23,692,973
Delaware VIP High Yield Standard Class                                  10,667,590      7,591,558
Delaware VIP High Yield Service Class                                   98,300,927     62,843,820
Delaware VIP International Value Equity Standard Class                      15,574         74,041
Delaware VIP Limited-Term Diversified Income Service Class             307,589,835     18,564,938
Delaware VIP REIT Standard Class                                           423,673      1,163,647
Delaware VIP REIT Service Class                                         14,416,337     14,231,500
Delaware VIP Small Cap Value Standard Class                              1,365,716      3,215,757
Delaware VIP Small Cap Value Service Class                              29,941,588     42,040,377
Delaware VIP Smid Cap Growth Standard Class                              8,655,016        394,305
Delaware VIP Smid Cap Growth Service Class                              78,468,396      3,941,459
Delaware VIP Trend Standard Class                                        1,746,173     11,403,006
Delaware VIP Trend Service Class                                        10,222,108     86,661,502
Delaware VIP U.S. Growth Service Class                                  57,214,687      9,428,143
Delaware VIP Value Standard Class                                          272,341        863,766
Delaware VIP Value Service Class                                         9,748,027     15,951,064
DWS VIP Alternative Asset Allocation Plus Class B                       15,155,926      1,004,565
DWS VIP Equity 500 Index Class A                                           941,622      4,411,024

                                                                        AGGREGATE      AGGREGATE
                                                                         COST OF       PROCEEDS
SUBACCOUNT                                                              PURCHASES     FROM SALES
-------------------------------------------------------------------------------------------------
DWS VIP Equity 500 Index Class B                                      $  2,672,009   $  5,591,350
DWS VIP Small Cap Index Class A                                            261,559      1,804,792
DWS VIP Small Cap Index Class B                                          2,728,983      6,472,601
Fidelity VIP Contrafund Service Class 2                                 95,140,720     76,934,802
Fidelity VIP Equity-Income Initial Class                                   151,505      1,577,146
Fidelity VIP Equity-Income Service Class 2                                 820,223     10,171,913
Fidelity VIP Growth Initial Class                                          194,069      1,191,798
Fidelity VIP Growth Service Class 2                                     16,514,910     13,517,197
Fidelity VIP Mid Cap Service Class 2                                    80,891,346     17,241,691
Fidelity VIP Overseas Initial Class                                        115,159        615,628
Fidelity VIP Overseas Service Class 2                                   11,900,514      9,544,243
FTVIPT Franklin Income Securities Class 2                              104,854,662     50,535,934
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2                 22,770,905     14,288,494
FTVIPT Mutual Shares Securities Class 2                                148,093,021     11,730,223
FTVIPT Templeton Global Bond Securities Class 2                         51,340,434     97,905,174
FTVIPT Templeton Growth Securities Class 2                               4,553,937     16,202,750
Goldman Sachs VIT Large Cap Value Service Class                         65,250,812        215,696
Invesco V.I. Capital Appreciation Series I                                  52,882        601,427
Invesco V.I. Capital Appreciation Series II                                110,138        407,835
Invesco V.I. Core Equity Series I                                          138,901      2,277,412
Invesco V.I. Core Equity Series II                                         143,472        496,489
Invesco V.I. International Growth Series I                                 113,636      1,050,986
Invesco V.I. International Growth Series II                                191,630        892,409
Janus Aspen Series Balanced Service Class                                2,230,867      6,169,392
Janus Aspen Series Enterprise Service Class                                189,870      1,999,793
Janus Aspen Series Worldwide Service Class                                 168,100        406,367
LVIP American Global Growth Service Class II                             2,497,637             68
LVIP American Global Small Capitalization Service Class II               3,231,169             --
LVIP American Growth Service Class II                                   12,017,619             --
LVIP American Growth-Income Service Class II                             8,341,179             --
LVIP American International Service Class II                             5,816,616             67
LVIP Baron Growth Opportunities Service Class                           15,624,750      7,471,066
LVIP BlackRock Inflation Protected Bond Service Class                   14,202,264        136,374
LVIP Capital Growth Service Class                                       71,478,206      6,085,456
LVIP Cohen & Steers Global Real Estate Service Class                    15,401,533      8,119,350
LVIP Columbia Value Opportunities Service Class                          7,582,597      2,385,664
LVIP Delaware Bond Standard Class                                       22,048,414     49,554,000
LVIP Delaware Bond Service Class                                       507,863,008     17,544,631
LVIP Delaware Diversified Floating Rate Service Class                   11,878,774             --
LVIP Delaware Foundation Aggressive Allocation Standard Class              405,120      3,422,975
LVIP Delaware Foundation Aggressive Allocation Service Class             5,427,258     13,729,694
LVIP Delaware Growth and Income Service Class                            7,593,354      4,901,168
LVIP Delaware Social Awareness Standard Class                              260,173      2,444,314
LVIP Delaware Social Awareness Service Class                             3,208,709      8,520,939
LVIP Delaware Special Opportunities Service Class                       14,233,497      3,534,546
LVIP Global Income Service Class                                       172,952,405      2,171,039
LVIP Janus Capital Appreciation Standard Class                             263,996        552,549
LVIP Janus Capital Appreciation Service Class                           12,679,535      9,837,567
LVIP JPMorgan High Yield Service Class                                   3,174,482         13,815
LVIP MFS International Growth Service Class                             47,310,449     13,169,622
LVIP MFS Value Service Class                                           146,428,382      3,849,317
LVIP Mid-Cap Value Service Class                                        15,227,445      4,969,575
LVIP Mondrian International Value Standard Class                         1,121,646      5,022,696
LVIP Mondrian International Value Service Class                         16,684,875     15,303,706
LVIP Money Market Standard Class                                        28,112,691     66,086,363
LVIP Money Market Service Class                                        203,919,849    286,450,552
LVIP SSgA Bond Index Service Class                                     456,750,227     16,411,240
LVIP SSgA Conservative Index Allocation Service Class                    2,705,398         19,221
LVIP SSgA Conservative Structured Allocation Service Class               9,924,880            624
LVIP SSgA Developed International 150 Service Class                     62,438,949      1,585,076
LVIP SSgA Emerging Markets 100 Service Class                            67,456,481     12,325,896

                                                                        AGGREGATE      AGGREGATE
                                                                         COST OF       PROCEEDS
SUBACCOUNT                                                              PURCHASES     FROM SALES
-------------------------------------------------------------------------------------------------

LVIP SSgA Global Tactical Allocation Service Class                    $ 14,956,500   $  9,451,742
LVIP SSgA International Index Service Class                            100,223,470      9,572,057
LVIP SSgA Large Cap 100 Service Class                                  122,160,059     10,672,618
LVIP SSgA Moderate Index Allocation Service Class                        3,927,533            453
LVIP SSgA Moderate Structured Allocation Service Class                  27,064,914            413
LVIP SSgA Moderately Aggressive Index Allocation Service Class           4,636,909            131
LVIP SSgA Moderately Aggressive Structured Allocation Service Class     15,688,184             --
LVIP SSgA S&P 500 Index Standard Class                                     849,157        628,891
LVIP SSgA S&P 500 Index Service Class                                  167,232,325     11,831,314
LVIP SSgA Small-Cap Index Service Class                                 49,452,098     12,042,445
LVIP SSgA Small-Mid Cap 200 Service Class                               49,927,334     15,829,093
LVIP T. Rowe Price Growth Stock Service Class                           27,816,780      9,293,357
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class                691,063        623,103
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class              14,753,514      5,775,411
LVIP Templeton Growth Service Class                                     27,297,036      7,462,242
LVIP Turner Mid-Cap Growth Service Class                                12,860,395      3,318,912
LVIP Wells Fargo Intrinsic Value Service Class                           4,151,221      7,391,604
LVIP Wilshire 2010 Profile Service Class                                 1,093,554      2,471,024
LVIP Wilshire 2020 Profile Service Class                                 2,735,322      2,014,686
LVIP Wilshire 2030 Profile Service Class                                 1,724,084      2,938,028
LVIP Wilshire 2040 Profile Service Class                                 1,918,878      1,572,248
LVIP Wilshire Conservative Profile Service Class                       100,016,276     53,023,360
LVIP Wilshire Moderate Profile Service Class                           170,091,498     63,836,022
LVIP Wilshire Moderately Aggressive Profile Service Class               96,088,891     42,669,747
Lord Abbett Fundamental Equity Class VC                                  4,531,721        726,276
MFS VIT Core Equity Service Class                                           57,968        689,477
MFS VIT Growth Initial Class                                                19,720        565,040
MFS VIT Growth Service Class                                             4,876,445      2,292,597
MFS VIT Total Return Initial Class                                         537,200      3,058,667
MFS VIT Total Return Service Class                                      32,840,275     29,021,032
MFS VIT Utilities Initial Class                                            626,982      7,563,574
MFS VIT Utilities Service Class                                         21,893,463     28,758,862
Morgan Stanley UIF Capital Growth Class II                                 595,607        286,455
NB AMT Mid-Cap Growth I Class                                            1,885,514     11,155,470
NB AMT Regency I Class                                                   2,390,004     15,584,764
Oppenheimer Global Securities Service Class                              2,408,572        290,094
PIMCO VIT Commodity Real Return Advisor Class                            9,877,647      2,748,399
Putnam VT Global Health Care Class IB                                      231,215        668,364
Putnam VT Growth & Income Class IB                                         119,124        543,172

5. INVESTMENTS

The following is a summary of investments owned at December 31, 2010:

                                                                                      NET
                                                                         SHARES      ASSET     FAIR VALUE
SUBACCOUNT                                                               OWNED       VALUE      OF SHARES     COST OF SHARES
----------------------------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class B                                   1,550,970   $18.99   $   29,452,922   $   25,056,874
ABVPSF Growth and Income Class B                                        9,047,647    17.01      153,900,475      175,664,292
ABVPSF International Value Class B                                     12,001,926    14.77      177,268,453      193,151,432
ABVPSF Large Cap Growth Class B                                           478,731    27.08       12,964,047       11,574,592
ABVPSF Small/Mid Cap Value Class B                                      8,899,255    16.87      150,130,429      127,484,811
American Century VP Inflation Protection Class II                      44,559,622    11.09      494,166,212      472,863,630
American Funds Global Growth Class 2                                   15,434,744    21.48      331,538,292      309,511,021
American Funds Global Small Capitalization Class 2                     19,035,219    21.35      406,401,930      352,820,922
American Funds Growth Class 2                                          35,795,077    54.34    1,945,104,462    1,796,515,700
American Funds Growth-Income Class 2                                   57,403,504    34.25    1,966,070,007    1,914,689,767
American Funds International Class 2                                   42,508,787    17.98      764,307,994      739,992,539
BlackRock Global Allocation V.I. Class III                             42,538,925    14.49      616,389,023      573,660,717
Delaware VIP Diversified Income Service Class                          88,881,909    11.22      997,255,020      912,922,423
Delaware VIP Emerging Markets Service Class                            14,125,201    22.13      312,590,699      264,796,309

                                                                                      NET
                                                                         SHARES      ASSET     FAIR VALUE
SUBACCOUNT                                                               OWNED       VALUE      OF SHARES     COST OF SHARES
----------------------------------------------------------------------------------------------------------------------------
Delaware VIP High Yield Standard Class                                  1,924,374   $ 6.04   $   11,623,217   $   10,582,661
Delaware VIP High Yield Service Class                                  53,142,935     6.02      319,920,469      282,880,599
Delaware VIP International Value Equity Standard Class                     31,538    10.61          334,619          448,120
Delaware VIP Limited-Term Diversified Income Service Class             65,144,998    10.09      657,313,026      643,171,255
Delaware VIP REIT Standard Class                                          556,420     9.58        5,330,507        6,882,261
Delaware VIP REIT Service Class                                        11,537,195     9.58      110,526,327      142,127,723
Delaware VIP Small Cap Value Standard Class                               298,057    31.96        9,525,890        6,995,569
Delaware VIP Small Cap Value Service Class                              9,709,535    31.89      309,637,070      261,974,711
Delaware VIP Smid Cap Growth Standard Class                               424,822    22.22        9,439,536        8,298,382
Delaware VIP Smid Cap Growth Service Class                              3,915,964    21.65       84,780,627       75,046,871
Delaware VIP U.S. Growth Service Class                                 15,466,134     8.05      124,502,378      104,830,752
Delaware VIP Value Standard Class                                         374,971    16.49        6,183,266        6,300,172
Delaware VIP Value Service Class                                        7,596,030    16.47      125,106,621      130,650,948
DWS VIP Alternative Asset Allocation Plus Class B                       1,343,989    13.84       18,600,811       17,394,295
DWS VIP Equity 500 Index Class A                                        1,881,290    13.17       24,776,584       22,245,011
DWS VIP Equity 500 Index Class B                                        2,659,454    13.17       35,025,009       32,570,811
DWS VIP Small Cap Index Class A                                           576,123    12.41        7,149,686        6,828,736
DWS VIP Small Cap Index Class B                                         1,328,876    12.40       16,478,059       16,468,287
Fidelity VIP Contrafund Service Class 2                                39,940,429    23.49      938,200,679      950,103,795
Fidelity VIP Equity-Income Initial Class                                  367,674    19.02        6,993,151        8,308,563
Fidelity VIP Equity-Income Service Class 2                              2,426,420    18.75       45,495,370       53,177,585
Fidelity VIP Growth Initial Class                                         152,418    37.09        5,653,197        6,491,114
Fidelity VIP Growth Service Class 2                                     1,980,659    36.72       72,729,806       65,556,473
Fidelity VIP Mid Cap Service Class 2                                   12,565,829    32.13      403,740,103      353,601,659
Fidelity VIP Overseas Initial Class                                       136,274    16.77        2,285,321        2,393,385
Fidelity VIP Overseas Service Class 2                                   5,236,166    16.62       87,025,083       88,569,125
FTVIPT Franklin Income Securities Class 2                              33,661,292    14.82      498,860,342      498,843,342
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2                 5,362,905    21.53      115,463,343       98,486,117
FTVIPT Mutual Shares Securities Class 2                                31,889,486    15.95      508,637,307      494,693,232
FTVIPT Templeton Global Bond Securities Class 2                        34,068,581    19.49      663,996,655      573,055,300
FTVIPT Templeton Growth Securities Class 2                              5,754,363    11.01       63,355,539       74,064,956
Goldman Sachs VIT Large Cap Value Service Class                         9,207,095    10.23       94,188,587       85,322,671
Invesco V.I. Capital Appreciation Series I                                135,953    23.30        3,167,707        3,514,679
Invesco V.I. Capital Appreciation Series II                                73,494    22.92        1,684,479        1,785,108
Invesco V.I. Core Equity Series I                                         393,904    27.03       10,647,234        9,823,317
Invesco V.I. Core Equity Series II                                        142,030    26.82        3,809,256        3,498,248
Invesco V.I. International Growth Series I                                133,880    28.69        3,841,028        2,511,705
Invesco V.I. International Growth Series II                               120,371    28.35        3,412,517        2,565,207
Janus Aspen Series Balanced Service Class                                 814,222    29.42       23,954,408       20,671,032
Janus Aspen Series Enterprise Service Class                               218,130    37.53        8,186,405        5,975,711
Janus Aspen Series Worldwide Service Class                                 63,529    29.80        1,893,160        1,701,988
LVIP American Global Growth Service Class II                              204,557    12.46        2,549,397        2,497,585
LVIP American Global Small Capitalization Service Class II                255,570    12.85        3,284,591        3,231,272
LVIP American Growth Service Class II                                     971,569    12.58       12,222,342       12,019,111
LVIP American Growth-Income Service Class II                              691,293    12.26        8,475,943        8,341,515
LVIP American International Service Class II                              477,233    12.36        5,896,216        5,816,898
LVIP Baron Growth Opportunities Service Class                           2,908,707    30.27       88,046,566       71,824,715
LVIP BlackRock Inflation Protected Bond Service Class                   1,383,663    10.13       14,013,741       14,053,136
LVIP Capital Growth Service Class                                       5,678,755    25.56      145,143,291      116,932,438
LVIP Cohen & Steers Global Real Estate Service Class                    9,774,582     7.44       72,674,014       64,304,837
LVIP Columbia Value Opportunities Service Class                         1,432,208    10.53       15,075,418       12,482,093
LVIP Delaware Bond Standard Class                                      14,827,587    13.70      203,063,801      192,385,507
LVIP Delaware Bond Service Class                                      109,247,513    13.70    1,496,363,181    1,445,272,459
LVIP Delaware Diversified Floating Rate Service Class                   1,177,577    10.09       11,877,043       11,878,298
LVIP Delaware Foundation Aggressive Allocation Standard Class           1,051,916    12.38       13,018,509       13,882,037
LVIP Delaware Foundation Aggressive Allocation Service Class            2,402,254    12.37       29,718,286       30,824,481
LVIP Delaware Growth and Income Service Class                           1,227,267    28.93       35,502,391       34,218,940
LVIP Delaware Social Awareness Standard Class                             405,807    30.57       12,406,734       10,963,629
LVIP Delaware Social Awareness Service Class                            1,613,218    30.52       49,240,242       45,757,810
LVIP Delaware Special Opportunities Service Class                         685,451    39.29       26,929,988       22,498,117
LVIP Global Income Service Class                                       20,293,619    11.59      235,182,745      228,350,803

                                                                                      NET
                                                                         SHARES      ASSET     FAIR VALUE
SUBACCOUNT                                                               OWNED       VALUE      OF SHARES     COST OF SHARES
----------------------------------------------------------------------------------------------------------------------------
LVIP Janus Capital Appreciation Standard Class                            131,406   $21.50   $    2,825,619   $    2,394,495
LVIP Janus Capital Appreciation Service Class                           2,980,657    21.35       63,634,037       54,128,148
LVIP JPMorgan High Yield Service Class                                    305,866    10.37        3,171,835        3,160,360
LVIP MFS International Growth Service Class                             7,738,801    12.52       96,858,831       88,878,435
LVIP MFS Value Service Class                                           17,953,882    22.80      409,366,474      358,070,132
LVIP Mid-Cap Value Service Class                                        2,877,809    14.18       40,810,224       33,506,540
LVIP Mondrian International Value Standard Class                        1,452,691    15.45       22,439,723       23,666,643
LVIP Mondrian International Value Service Class                         7,220,401    15.44      111,490,217      119,265,310
LVIP Money Market Standard Class                                        6,669,078    10.00       66,690,777       66,690,772
LVIP Money Market Service Class                                        34,355,205    10.00      343,552,049      343,552,040
LVIP SSgA Bond Index Service Class                                     86,390,257    10.98      948,478,634      924,357,476
LVIP SSgA Conservative Index Allocation Service Class                     257,193    10.51        2,703,359        2,686,375
LVIP SSgA Conservative Structured Allocation Service Class                955,531    10.46        9,998,682        9,924,380
LVIP SSgA Developed International 150 Service Class                    16,161,347     8.55      138,244,165      117,228,610
LVIP SSgA Emerging Markets 100 Service Class                           12,057,943    13.96      168,340,941      121,995,908
LVIP SSgA Global Tactical Allocation Service Class                      6,237,888    10.32       64,343,813       68,755,776
LVIP SSgA International Index Service Class                            25,022,671     7.93      198,529,872      172,449,794
LVIP SSgA Large Cap 100 Service Class                                  27,976,368    10.34      289,275,649      230,922,078
LVIP SSgA Moderate Index Allocation Service Class                         370,745    10.72        3,975,865        3,927,099
LVIP SSgA Moderate Structured Allocation Service Class                  2,573,231    10.63       27,343,157       27,065,966
LVIP SSgA Moderately Aggressive Index Allocation Service Class            430,227    10.86        4,673,551        4,636,806
LVIP SSgA Moderately Aggressive Structured Allocation Service Class     1,457,423    10.92       15,919,430       15,700,723
LVIP SSgA S&P 500 Index Standard Class                                    228,344     8.82        2,012,856        1,677,747
LVIP SSgA S&P 500 Index Service Class                                  47,555,704     8.82      419,441,313      353,141,230
LVIP SSgA Small-Cap Index Service Class                                 6,866,800    17.91      122,970,660       96,395,855
LVIP SSgA Small-Mid Cap 200 Service Class                               7,381,169    12.86       94,907,064       72,698,115
LVIP T. Rowe Price Growth Stock Service Class                           4,025,600    17.65       71,067,939       59,037,131
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class               199,687    14.43        2,881,488        2,121,042
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class              3,350,163    14.17       47,475,160       36,748,797
LVIP Templeton Growth Service Class                                     4,013,036    25.51      102,380,570      102,893,094
LVIP Turner Mid-Cap Growth Service Class                                2,636,509    11.18       29,470,899       25,836,065
LVIP Wells Fargo Intrinsic Value Service Class                          2,058,971    13.35       27,483,144       26,695,555
LVIP Wilshire 2010 Profile Service Class                                  814,596    10.56        8,599,695        7,332,355
LVIP Wilshire 2020 Profile Service Class                                1,777,968    10.22       18,174,391       15,584,583
LVIP Wilshire 2030 Profile Service Class                                1,051,787    10.16       10,684,055        8,819,554
LVIP Wilshire 2040 Profile Service Class                                  639,188     9.69        6,193,731        5,012,671
LVIP Wilshire Conservative Profile Service Class                       31,484,084    12.03      378,847,970      348,157,559
LVIP Wilshire Moderate Profile Service Class                           90,383,018    11.93    1,077,817,488    1,015,405,769
LVIP Wilshire Moderately Aggressive Profile Service Class              56,929,577    11.42      650,249,634      642,475,823
Lord Abbett Fundamental Equity Class VC                                   564,945    17.66        9,976,924        8,111,133
MFS VIT Core Equity Service Class                                         175,098    15.59        2,729,770        2,174,201
MFS VIT Growth Initial Class                                              127,516    24.69        3,148,374        3,420,992
MFS VIT Growth Service Class                                              597,781    24.27       14,508,145       11,417,264
MFS VIT Total Return Initial Class                                        755,737    18.71       14,139,835       13,984,643
MFS VIT Total Return Service Class                                     17,386,842    18.48      321,308,840      321,092,395
MFS VIT Utilities Initial Class                                           488,933    25.27       12,355,335       10,692,416
MFS VIT Utilities Service Class                                         7,069,900    24.95      176,394,007      169,954,577
Morgan Stanley UIF Capital Growth Class II                                 61,684    20.39        1,257,742          954,928
NB AMT Mid-Cap Growth I Class                                           1,941,303    27.42       53,230,537       37,512,567
NB AMT Regency I Class                                                  3,590,462    15.36       55,149,491       49,253,275
Oppenheimer Global Securities Service Class                               126,987    30.04        3,814,702        3,292,040
PIMCO VIT Commodity Real Return Advisor Class                           1,307,420     9.06       11,845,225       11,086,744
Putnam VT Global Health Care Class IB                                     235,626    12.24        2,884,064        2,726,515
Putnam VT Growth & Income Class IB                                        123,566    16.23        2,005,482        2,466,795

6. CHANGES IN UNITS OUTSTANDING

The change in units outstanding for the year ended December 31, 2010, is as follows:

                                                                         UNITS        UNITS      NET INCREASE
                                                                        ISSUED       REDEEMED     (DECREASE)
-------------------------------------------------------------------------------------------------------------
ABVPSF Global Thematic Growth Class B                                  1,085,618    (1,453,893)      (368,275)
ABVPSF Growth and Income Class B                                       2,893,477    (3,444,490)      (551,013)
ABVPSF International Value Class B                                    13,016,765    (5,190,691)     7,826,074
ABVPSF Large Cap Growth Class B                                           63,884      (451,420)      (387,536)
ABVPSF Small/Mid Cap Value Class B                                     3,922,325    (2,782,329)     1,139,996
American Century VP Inflation Protection Class II                     20,682,401   (12,718,173)     7,964,228
American Funds Global Growth Class 2                                   7,319,108    (5,447,184)     1,871,924
American Funds Global Small Capitalization Class 2                    10,007,335    (5,427,981)     4,579,354
American Funds Growth Class 2                                         26,558,548   (30,318,423)    (3,759,875)
American Funds Growth-Income Class 2                                  35,327,133   (29,383,120)     5,944,013
American Funds International Class 2                                  13,001,343   (11,025,063)     1,976,280
BlackRock Global Allocation V.I. Class III                            39,714,371    (7,791,528)    31,922,843
Delaware VIP Diversified Income Service Class                         32,856,279   (15,799,052)    17,057,227
Delaware VIP Emerging Markets Service Class                            7,077,601    (4,194,784)     2,882,817
Delaware VIP High Yield Standard Class                                   700,762      (524,846)       175,916
Delaware VIP High Yield Service Class                                  9,015,344    (7,627,782)     1,387,562
Delaware VIP International Value Equity Standard Class                       158        (4,463)        (4,305)
Delaware VIP Limited-Term Diversified Income Service Class            38,717,379   (14,214,150)    24,503,229
Delaware VIP REIT Standard Class                                          15,961       (50,539)       (34,578)
Delaware VIP REIT Service Class                                        2,522,529    (2,318,799)       203,730
Delaware VIP Small Cap Value Standard Class                               67,880      (146,245)       (78,365)
Delaware VIP Small Cap Value Service Class                             5,701,619    (5,852,076)      (150,457)
Delaware VIP Smid Cap Growth Standard Class                              460,962       (18,895)       442,067
Delaware VIP Smid Cap Growth Service Class                             6,393,268      (523,650)     5,869,618
Delaware VIP Trend Standard Class                                         92,555      (624,372)      (531,817)
Delaware VIP Trend Service Class                                       1,329,068    (7,551,061)    (6,221,993)
Delaware VIP U.S. Growth Service Class                                 7,789,330    (2,446,332)     5,342,998
Delaware VIP Value Standard Class                                         23,936       (75,462)       (51,526)
Delaware VIP Value Service Class                                       2,216,516    (2,719,882)      (503,366)
DWS VIP Alternative Asset Allocation Plus Class B                      1,533,502      (342,584)     1,190,918
DWS VIP Equity 500 Index Class A                                          75,716      (484,165)      (408,449)
DWS VIP Equity 500 Index Class B                                         368,432      (631,043)      (262,611)
DWS VIP Small Cap Index Class A                                           15,199      (114,832)       (99,633)
DWS VIP Small Cap Index Class B                                          326,127      (629,559)      (303,432)
Fidelity VIP Contrafund Service Class 2                               15,939,049   (13,389,766)     2,549,283
Fidelity VIP Equity-Income Initial Class                                   6,042      (134,471)      (128,429)
Fidelity VIP Equity-Income Service Class 2                               125,441      (956,956)      (831,515)
Fidelity VIP Growth Initial Class                                         22,418      (131,374)      (108,956)
Fidelity VIP Growth Service Class 2                                    2,686,129    (2,498,304)       187,825
Fidelity VIP Mid Cap Service Class 2                                  12,109,804    (6,924,983)     5,184,821
Fidelity VIP Overseas Initial Class                                        8,678       (51,363)       (42,685)
Fidelity VIP Overseas Service Class 2                                  2,044,756    (1,800,939)       243,817
FTVIPT Franklin Income Securities Class 2                             15,131,221   (12,193,691)     2,937,530
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2                3,449,782    (2,914,212)       535,570
FTVIPT Mutual Shares Securities Class 2                               24,210,922    (8,573,301)    15,637,621
FTVIPT Templeton Global Bond Securities Class 2                        8,467,491   (11,625,967)    (3,158,476)
FTVIPT Templeton Growth Securities Class 2                               799,205    (1,764,135)      (964,930)
Goldman Sachs VIT Large Cap Value Service Class                        5,707,729      (389,772)     5,317,957
Invesco V.I. Capital Appreciation Series I                                 8,705      (104,729)       (96,024)
Invesco V.I. Capital Appreciation Series II                               10,718       (41,671)       (30,953)
Invesco V.I. Core Equity Series I                                         10,038      (248,089)      (238,051)
Invesco V.I. Core Equity Series II                                        13,151       (45,144)       (31,993)
Invesco V.I. International Growth Series I                                 3,939       (76,820)       (72,881)
Invesco V.I. International Growth Series II                               15,001       (55,249)       (40,248)
Janus Aspen Series Balanced Service Class                                148,265      (424,010)      (275,745)
Janus Aspen Series Enterprise Service Class                               20,048      (126,311)      (106,263)
Janus Aspen Series Worldwide Service Class                                15,834       (37,502)       (21,668)
LVIP American Global Growth Service Class II                             215,949           (54)       215,895
LVIP American Global Small Capitalization Service Class II               273,922        (1,036)       272,886

                                                                         UNITS        UNITS      NET INCREASE
                                                                        ISSUED       REDEEMED     (DECREASE)
-------------------------------------------------------------------------------------------------------------
LVIP American Growth Service Class II                                  1,013,881       (11,077)     1,002,804
LVIP American Growth-Income Service Class II                             722,088        (5,270)       716,818
LVIP American International Service Class II                             494,640        (2,939)       491,701
LVIP Baron Growth Opportunities Service Class                          3,348,885    (2,384,227)       964,658
LVIP BlackRock Inflation Protected Bond Service Class                  1,474,855       (73,613)     1,401,242
LVIP Capital Growth Service Class                                     10,151,580    (2,264,483)     7,887,097
LVIP Cohen & Steers Global Real Estate Service Class                   4,759,288    (3,533,472)     1,225,816
LVIP Columbia Value Opportunities Service Class                        1,337,472      (664,401)       673,071
LVIP Delaware Bond Standard Class                                      1,632,534    (3,814,956)    (2,182,422)
LVIP Delaware Bond Service Class                                      55,026,043   (19,469,385)    35,556,658
LVIP Delaware Diversified Floating Rate Service Class                  1,314,659       (86,272)     1,228,387
LVIP Delaware Foundation Aggressive Allocation Standard Class             20,681      (252,900)      (232,219)
LVIP Delaware Foundation Aggressive Allocation Service Class             580,632    (1,274,499)      (693,867)
LVIP Delaware Growth and Income Service Class                          1,224,078      (902,407)       321,671
LVIP Delaware Social Awareness Standard Class                             36,556      (192,101)      (155,545)
LVIP Delaware Social Awareness Service Class                             772,638    (1,059,421)      (286,783)
LVIP Delaware Special Opportunities Service Class                      2,355,302    (1,008,452)     1,346,850
LVIP Global Income Service Class                                      18,503,099    (3,326,368)    15,176,731
LVIP Janus Capital Appreciation Standard Class                            28,207       (49,588)       (21,381)
LVIP Janus Capital Appreciation Service Class                          1,803,924    (1,503,050)       300,874
LVIP JPMorgan High Yield Service Class                                   311,018       (10,162)       300,856
LVIP MFS International Growth Service Class                            8,220,808    (3,827,512)     4,393,296
LVIP MFS Value Service Class                                          23,585,825    (5,361,811)    18,224,014
LVIP Mid-Cap Value Service Class                                       3,151,793    (1,667,491)     1,484,302
LVIP Mondrian International Value Standard Class                          85,401      (327,403)      (242,002)
LVIP Mondrian International Value Service Class                        2,413,705    (2,234,437)       179,268
LVIP Money Market Standard Class                                       4,768,704    (8,111,422)    (3,342,718)
LVIP Money Market Service Class                                       38,621,313   (46,108,576)    (7,487,263)
LVIP SSgA Bond Index Service Class                                    53,021,842   (13,685,328)    39,336,514
LVIP SSgA Conservative Index Allocation Service Class                    287,801        (5,413)       282,388
LVIP SSgA Conservative Structured Allocation Service Class             1,056,130       (35,989)     1,020,141
LVIP SSgA Developed International 150 Service Class                    9,717,760    (2,577,338)     7,140,422
LVIP SSgA Emerging Markets 100 Service Class                           8,393,017    (3,794,619)     4,598,398
LVIP SSgA Global Tactical Allocation Service Class                     1,941,400    (1,408,331)       533,069
LVIP SSgA International Index Service Class                           16,950,024    (5,161,034)    11,788,990
LVIP SSgA Large Cap 100 Service Class                                 17,104,763    (5,668,281)    11,436,482
LVIP SSgA Moderate Index Allocation Service Class                        387,697          (907)       386,790
LVIP SSgA Moderate Structured Allocation Service Class                 2,768,223       (61,399)     2,706,824
LVIP SSgA Moderately Aggressive Index Allocation Service Class           542,516          (304)       542,212
LVIP SSgA Moderately Aggressive Structured Allocation Service Class    1,614,010      (130,775)     1,483,235
LVIP SSgA S&P 500 Index Standard Class                                   121,009       (93,768)        27,241
LVIP SSgA S&P 500 Index Service Class                                 26,045,045    (8,056,517)    17,988,528
LVIP SSgA Small-Cap Index Service Class                                9,539,452    (4,616,922)     4,922,530
LVIP SSgA Small-Mid Cap 200 Service Class                              5,930,468    (3,016,757)     2,913,711
LVIP T. Rowe Price Growth Stock Service Class                          4,878,925    (2,571,450)     2,307,475
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class               51,533       (46,552)         4,981
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class             1,664,203      (952,172)       712,031
LVIP Templeton Growth Service Class                                    5,920,732    (3,263,039)     2,657,693
LVIP Turner Mid-Cap Growth Service Class                               1,961,405      (891,347)     1,070,058
LVIP Wells Fargo Intrinsic Value Service Class                           752,803    (1,109,373)      (356,570)
LVIP Wilshire 2010 Profile Service Class                                 129,836      (260,632)      (130,796)
LVIP Wilshire 2020 Profile Service Class                                 349,888      (253,795)        96,093
LVIP Wilshire 2030 Profile Service Class                                 204,204      (337,223)      (133,019)
LVIP Wilshire 2040 Profile Service Class                                 254,851      (198,822)        56,029
LVIP Wilshire Conservative Profile Service Class                      13,472,502    (9,964,020)     3,508,482
LVIP Wilshire Moderate Profile Service Class                          26,042,915   (17,670,152)     8,372,763
LVIP Wilshire Moderately Aggressive Profile Service Class             14,245,677    (9,948,514)     4,297,163
Lord Abbett Fundamental Equity Class VC                                  362,842       (87,204)       275,638
MFS VIT Core Equity Service Class                                          3,664       (57,541)       (53,877)
MFS VIT Growth Initial Class                                               3,977       (50,102)       (46,125)
MFS VIT Growth Service Class                                             669,186      (425,245)       243,941
MFS VIT Total Return Initial Class                                        20,729      (212,459)      (191,730)

                                                                         UNITS        UNITS      NET INCREASE
                                                                        ISSUED       REDEEMED     (DECREASE)
-------------------------------------------------------------------------------------------------------------
MFS VIT Total Return Service Class                                     6,329,473    (5,884,163)       445,310
MFS VIT Utilities Initial Class                                           25,247      (383,054)      (357,807)
MFS VIT Utilities Service Class                                        2,714,593    (3,183,456)      (468,863)
Morgan Stanley UIF Capital Growth Class II                                35,383       (16,136)        19,247
NB AMT Mid-Cap Growth I Class                                            326,215      (917,422)      (591,207)
NB AMT Regency I Class                                                   383,025    (1,212,017)      (828,992)
Oppenheimer Global Securities Service Class                              162,561       (25,737)       136,824
PIMCO VIT Commodity Real Return Advisor Class                            807,187      (364,501)       442,686
Putnam VT Global Health Care Class IB                                     20,536       (59,119)       (38,583)
Putnam VT Growth & Income Class IB                                         9,063       (50,745)       (41,682)

The change in units outstanding for the year ended December 31, 2009, is as follows:

                                                                         UNITS        UNITS      NET INCREASE
                                                                        ISSUED       REDEEMED     (DECREASE)
-------------------------------------------------------------------------------------------------------------
Invesco V.I. Capital Appreciation Series I                                12,699      (156,987)      (144,288)
Invesco V.I. Capital Appreciation Series II                               76,365      (148,866)       (72,501)
Invesco V.I. Core Equity Series I                                         31,519      (276,949)      (245,430)
Invesco V.I. Core Equity Series II                                        21,914      (111,386)       (89,472)
Invesco V.I. International Growth Series I                                10,883       (95,487)       (84,604)
Invesco V.I. International Growth Series II                               20,468       (79,647)       (59,179)
ABVPSF Global Thematic Growth Class B                                  2,051,800    (1,942,295)       109,505
ABVPSF Growth and Income Class B                                       3,564,852    (3,952,796)      (387,944)
ABVPSF International Value Class B                                     9,156,715    (8,794,534)       362,181
ABVPSF Large Cap Growth Class B                                          114,801      (625,285)      (510,484)
ABVPSF Small/Mid Cap Value Class B                                     3,075,237    (3,724,738)      (649,501)
American Century VP Inflation Protection Class II                     20,122,319    (8,787,665)    11,334,654
American Funds Global Growth Class 2                                   7,109,487    (8,572,725)    (1,463,238)
American Funds Global Small Capitalization Class 2                     9,257,832    (6,982,691)     2,275,141
American Funds Growth Class 2                                         43,820,266   (26,880,586)    16,939,680
American Funds Growth-Income Class 2                                  48,658,004   (26,969,791)    21,688,213
American Funds International Class 2                                  10,742,728   (17,453,198)    (6,710,470)
BlackRock Global Allocation V.I. Class III                            19,088,726    (1,465,278)    17,623,448
Delaware VIP Diversified Income Service Class                         29,854,212   (12,029,835)    17,824,377
Delaware VIP Emerging Markets Service Class                            5,518,397    (6,597,643)    (1,079,246)
Delaware VIP High Yield Standard Class                                   315,528      (603,686)      (288,158)
Delaware VIP High Yield Service Class                                 12,025,876   (10,251,240)     1,774,636
Delaware VIP International Value Equity Standard Class                         9       (11,941)       (11,932)
Delaware VIP Limited-Term Diversified Income Service Class            33,925,422    (9,885,406)    24,040,016
Delaware VIP REIT Standard Class                                          18,621      (121,373)      (102,752)
Delaware VIP REIT Service Class                                        1,405,083    (3,476,780)    (2,071,697)
Delaware VIP Small Cap Value Standard Class                               21,668      (203,727)      (182,059)
Delaware VIP Small Cap Value Service Class                             5,066,013    (8,204,897)    (3,138,884)
Delaware VIP Trend Standard Class                                         18,764      (163,977)      (145,213)
Delaware VIP Trend Service Class                                       1,237,102    (2,410,929)    (1,173,827)
Delaware VIP U.S. Growth Service Class                                 4,701,756    (1,222,133)     3,479,623
Delaware VIP Value Standard Class                                         30,322      (153,175)      (122,853)
Delaware VIP Value Service Class                                       3,741,595    (2,648,011)     1,093,584
DWS VIP Alternative Asset Allocation Plus Class B                        644,968      (359,663)       285,305
DWS VIP Equity 500 Index Class A                                         213,155      (714,332)      (501,177)
DWS VIP Equity 500 Index Class B                                         634,556      (828,109)      (193,553)
DWS VIP Small Cap Index Class A                                           39,899      (125,542)       (85,643)
DWS VIP Small Cap Index Class B                                          248,132      (776,606)      (528,474)
Fidelity VIP Contrafund Service Class 2                               22,176,213   (11,919,294)    10,256,919
Fidelity VIP Equity-Income Initial Class                                  29,282      (229,417)      (200,135)
Fidelity VIP Equity-Income Service Class 2                               420,667    (1,464,168)    (1,043,501)
Fidelity VIP Growth Initial Class                                         38,360      (168,846)      (130,486)
Fidelity VIP Growth Service Class 2                                    2,693,974    (3,035,355)      (341,381)
Fidelity VIP Mid Cap Service Class 2                                   9,554,461   (12,156,152)    (2,601,691)
Fidelity VIP Overseas Initial Class                                       14,086       (79,986)       (65,900)
Fidelity VIP Overseas Service Class 2                                  1,588,891    (2,644,162)    (1,055,271)
FTVIPT Franklin Income Securities Class 2                             16,746,396   (22,248,303)    (5,501,907)

                                                                         UNITS        UNITS      NET INCREASE
                                                                        ISSUED       REDEEMED     (DECREASE)
-------------------------------------------------------------------------------------------------------------
FTVIPT Franklin Small-Mid Cap Growth Securities Class 2                2,937,950    (3,228,940)      (290,990)
FTVIPT Mutual Shares Securities Class 2                               21,424,713   (15,380,474)     6,044,239
FTVIPT Templeton Global Bond Securities Class 2                       23,309,005   (11,522,075)    11,786,930
FTVIPT Templeton Growth Securities Class 2                               675,644    (3,675,267)    (2,999,623)
Goldman Sachs VIT Large Cap Value Service Class                        1,835,322       (74,219)     1,761,103
Janus Aspen Series Balanced Service Class                                212,086      (493,856)      (281,770)
Janus Aspen Series Enterprise Service Class                               99,320      (223,683)      (124,363)
Janus Aspen Series Worldwide Service Class                                14,476       (69,037)       (54,561)
LVIP Baron Growth Opportunities Service Class                          3,881,281    (3,205,282)       675,999
LVIP Capital Growth Service Class                                      6,369,699      (621,253)     5,748,446
LVIP Cohen & Steers Global Real Estate Service Class                   5,609,889    (5,235,051)       374,838
LVIP Columbia Value Opportunities Service Class                        1,145,257      (776,739)       368,518
LVIP Delaware Bond Standard Class                                      1,888,779    (4,400,453)    (2,511,674)
LVIP Delaware Bond Service Class                                      41,358,645   (15,802,571)    25,556,074
LVIP Delaware Foundation Aggressive Allocation Standard Class            141,276      (537,095)      (395,819)
LVIP Delaware Foundation Aggressive Allocation Service Class             987,418    (2,514,096)    (1,526,678)
LVIP Delaware Growth and Income Service Class                          1,547,249      (720,444)       826,805
LVIP Delaware Social Awareness Standard Class                             67,697      (312,840)      (245,143)
LVIP Delaware Social Awareness Service Class                             907,644    (1,236,432)      (328,788)
LVIP Delaware Special Opportunities Service Class                      1,167,924    (1,052,140)       115,784
LVIP Global Income Service Class                                       5,830,614      (470,399)     5,360,215
LVIP Janus Capital Appreciation Standard Class                            51,506       (93,099)       (41,593)
LVIP Janus Capital Appreciation Service Class                          3,118,350    (1,434,567)     1,683,783
LVIP MFS International Growth Service Class                            5,817,745    (2,755,833)     3,061,912
LVIP MFS Value Service Class                                          21,950,143    (4,638,095)    17,312,048
LVIP Mid-Cap Value Service Class                                       2,511,409    (1,809,436)       701,973
LVIP Mondrian International Value Standard Class                         119,087      (500,141)      (381,054)
LVIP Mondrian International Value Service Class                        2,483,843    (3,245,735)      (761,892)
LVIP Money Market Standard Class                                       8,620,860   (15,169,098)    (6,548,238)
LVIP Money Market Service Class                                       36,640,771   (54,295,093)   (17,654,322)
LVIP SSgA Bond Index Service Class                                    41,206,464    (7,409,280)    33,797,184
LVIP SSgA Developed International 150 Service Class                    7,356,912    (2,421,576)     4,935,336
LVIP SSgA Emerging Markets 100 Service Class                           7,603,284    (2,609,901)     4,993,383
LVIP SSgA International Index Service Class                           10,965,027    (2,626,837)     8,338,190
LVIP SSgA Large Cap 100 Service Class                                 14,491,826    (3,887,356)    10,604,470
LVIP SSgA S&P 500 Index Standard Class                                   162,490       (55,742)       106,748
LVIP SSgA S&P 500 Index Service Class                                 21,466,791    (5,468,231)    15,998,560
LVIP SSgA Small-Cap Index Service Class                                7,282,574    (2,675,405)     4,607,169
LVIP SSgA Small-Mid Cap 200 Service Class                              4,275,270    (1,518,376)     2,756,894
LVIP T. Rowe Price Growth Stock Service Class                          4,965,784    (1,194,980)     3,770,804
LVIP T. Rowe Price Structured Mid-Cap Growth Standard Class               83,388       (68,064)        15,324
LVIP T. Rowe Price Structured Mid-Cap Growth Service Class             1,734,342      (997,946)       736,396
LVIP Templeton Growth Service Class                                    5,074,169    (6,061,437)      (987,268)
LVIP Turner Mid-Cap Growth Service Class                               1,292,996    (1,267,301)        25,695
LVIP Wells Fargo Intrinsic Value Service Class                         1,551,632    (1,478,058)        73,574
LVIP Wilshire 2010 Profile Service Class                                 841,033      (637,147)       203,886
LVIP Wilshire 2020 Profile Service Class                                 842,494      (408,650)       433,844
LVIP Wilshire 2030 Profile Service Class                               1,040,025      (463,534)       576,491
LVIP Wilshire 2040 Profile Service Class                                 993,428      (885,558)       107,870
LVIP SSgA Global Tactical Allocation Service Class                     2,014,693    (5,536,363)    (3,521,670)
LVIP Wilshire Conservative Profile Service Class                      15,415,141    (9,606,383)     5,808,758
LVIP Wilshire Moderate Profile Service Class                          23,492,422   (17,225,012)     6,267,410
LVIP Wilshire Moderately Aggressive Profile Service Class             11,065,549    (8,578,724)     2,486,825
Lord Abbett Fundamental Equity Class VC                                  384,624       (32,564)       352,060
MFS VIT Core Equity Service Class                                         93,874      (178,520)       (84,646)
MFS VIT Growth Initial Class                                              15,106       (94,801)       (79,695)
MFS VIT Growth Service Class                                             665,211      (466,460)       198,751
MFS VIT Total Return Initial Class                                        42,515      (354,953)      (312,438)
MFS VIT Total Return Service Class                                     6,994,589    (6,589,572)       405,017
MFS VIT Utilities Initial Class                                          366,541      (475,037)      (108,496)
MFS VIT Utilities Service Class                                        3,543,895    (5,845,743)    (2,301,848)
NB AMT Mid-Cap Growth I Class                                            401,560    (1,656,862)    (1,255,302)

                                                                         UNITS        UNITS      NET INCREASE
                                                                        ISSUED       REDEEMED     (DECREASE)
-------------------------------------------------------------------------------------------------------------
NB AMT Regency I Class                                                   337,689    (1,659,551)    (1,321,862)
Oppenheimer Global Securities Service Class                               84,436        (3,234)        81,202
PIMCO VIT Commodity Real Return Advisor Class                            446,780      (115,334)       331,446
Putnam VT Global Health Care Class IB                                     26,938      (278,344)      (251,406)
Putnam VT Growth & Income Class IB                                        14,145      (129,413)      (115,268)
Morgan Stanley UIF Capital Growth Class II                                43,448        (2,391)        41,057

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of The Lincoln National Life Insurance Company
   and
Contract Owners of Lincoln Life Variable Annuity Account N

We have audited the accompanying statements of assets and liabilities of Lincoln Life Variable Annuity Account N ("Variable Account"), comprised of the subaccounts described in Note 1, as of December 31, 2010, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended, or for those sub-accounts operating for portions of such periods as disclosed in the financial statements. These financial statements are the responsibility of the Variable Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Variable Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Variable Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2010, by correspondence with the fund companies, or their transfer agent, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective subaccounts constituting Lincoln Life Variable Annuity Account N at December 31, 2010, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.


/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
April 6, 2011

                    Lincoln Life Variable Annuity Account N

                           PART C - OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) List of Financial Statements

     1. Part A

     The Table of Condensed Financial Information is included in Part A of this Registration Statement. (Not Applicable)

     2. Part B

     The following financial statements for the Variable Account are included in Part B of this Registration Statement.

     Statement of Assets and Liabilities - December 31, 2010

     Statement of Operations - Year ended December 31, 2010

     Statements of Changes in Net Assets - Years ended December 31, 2010 and
     2009

     Notes to Financial Statements - December 31, 2010

     Report of Independent Registered Public Accounting Firm

     3. Part B

     The following consolidated financial statements for The Lincoln National Life Insurance Company are included in Part B of this Registration Statement.

     Consolidated Balance Sheets - December 31, 2010 and 2009

     Consolidated Statements of Income - Years ended December 31, 2010, 2009, and 2008

     Consolidated Statements of Shareholder's Equity - Years ended December 31, 2010, 2009, and 2008

     Consolidated Statements of Cash Flows - Years ended December 31, 2010, 2009, and 2008

     Notes to Consolidated Financial Statements - December 31, 2010

     Report of Independent Registered Public Accounting Firm

(b) List of Exhibits

(1) Resolutions of the Board of Directors of The Lincoln National Life Insurance Company establishing Separate Account N incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-40937) filed on November 25, 1997.

(2) Not Applicable

(3) (a) Broker-Dealer Selling Agreement among The Lincoln National Life Insurance Company, Lincoln Life & Annuity Company of New York and Lincoln Financial Distributors, Inc. incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-170897) filed on April 8, 2011.

   (b) Amended and Restated Principal Underwriting Agreement dated May 1, 2007 between The Lincoln National Life Insurance Company and Lincoln Financial Distributors, Inc. incorporated herein by reference to Post-Effective Amendment No. 24 (File No. 333-61554) filed on December 18, 2007.

(4) (a) Annuity Contract (30070-B) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

     (b) Contract Specifications (30070-CP Signature B Share) (To Be Filed by Amendment)

     (c) Contract Specifications (30070-CP Signature L Share) (To Be Filed by Amendment)

   (d) Persistency Credit Rider (32154) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (e) Annuity Payment Option Rider (32147) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8,
   2001.

   (f) Interest Adjusted Fixed Account Rider (32143) incorporated herein by reference to Post-Effective Amendment No. 3 (File No. 333-36304) filed on August 8, 2001.

   (g) DCA Fixed Account Rider (32145) incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-135039) filed on June 15, 2006.

   (h) IRA Contract Amendment (28877-E) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 333-40937) filed on April 24, 2003.

   (i) IRA Contract Amendment (28877) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 40937) filed on April 24, 2003.


   (j) Roth IRA Endorsement (5305) incorporated herein by reference to Post-Effective Amendment No. 14 (File No. 333-40937) filed on April 24, 2003.

   (k) Section 403(b) Annuity Endorsement (32481-I 12/08) incorporated herein by reference to Post-Effective Amendment No. 26 (File No. 333-63505) filed on April 3, 2009.

   (l) Estate Enhancement Benefit Rider (32151-A) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.

   (m) EGMDB Rider (32149 5/03) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.

   (n) Guarantee of Principal Rider (32148 5/03) incorporated herein by reference to Post-Effective Amendment No. 6 (File No. 333-35780) filed on April 22, 2003.

   (o) Variable Annuity Death Benefit Rider (DB-3 1/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333-40937) filed on April 13, 2007.

   (p) Allocation Amendment (AR503 1/06) incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-40937) filed on April 19,
   2006.

   (q) Guaranteed Income Later Rider (4LATER 2/06) incorporated herein by reference to Post-Effective Amendment No. 23 ( File No. 333-36136) filed on April 4, 2006.

   (r) Variable Annuity Rider (LSSA 7/06) incorporated herein by reference to Post-Effective Amendment No. 25 (File No. 333-40937) filed on December 21,
   2006.

   (s) SmartIncome Rider and Amendment (AE 525 2/09) incorporated herein by reference to Post-Effective Amendment No. 38 (File No. 333-61554) filed on November 20, 2009.

   (t) Variable Annuity Living Benefits Rider (LINC 2.0) (AR-529 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (u) Guaranteed Income Benefit Rider (GIB v4) (AR-528 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (v) Contract Benefit Data (CBD 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (w) Variable Annuity Payment Option Rider (I4LA-NQ 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

   (x) Variable Annuity Payment Option Rider (I4LA-Q 8/10) incorporated herein by reference to Post-Effective Amendment No. 44 (File No. 333-40937) filed on October 28, 2010.

(5) ChoicePlus Signature Application (To Be Filed by Amendment)

(6) (a) Articles of Incorporation of The Lincoln National Life Insurance Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-04999) filed on September 24, 1996.

   (b) By-laws of The Lincoln National Life Insurance Company incorporated herein by reference to Post-Effective Amendment No. 3 on Form N-6 (File No. 333-118478) filed on April 5, 2007.

(7) (a) Automatic Indemnity Reinsurance Agreement Amended and Restated as of October 1, 2009 between The Lincoln National Life Insurance Company and Lincoln National Reinsurance Company (Barbados) Limited incorporated herein by reference to Post-Effective Amendment No. 43 (File No. 033-26032) filed on April 7, 2010.

   (b) Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 5 (File No. 333-138190) filed on April 8, 2008.

     (i) Amendments to Automatic Reinsurance Agreement dated July 1, 2007 between The Lincoln National Life Insurance Company and Swiss Re Life & Health America Inc. incorporated herein by reference to Post-Effective Amendment No. 40 (File No. 333-40937) filed on April 7, 2010.

(8) (a) Fund Participation Agreements and Amendments between The Lincoln National Life Insurance Company and:

     (i) AllianceBernstein Variable Products Series Fund incorporated herein by reference to Post-Effective Amendment No. 13 on Form N-6 (File No. 333-146507) filed on April 1, 2010.

     (ii) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 16 n Form N-6 (File No. 333-146507) filed on April 1, 2011.

     (iii) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 13 on Form N-6 (File No. 333-146507) filed on April 1, 2010.

     (iv) DWS Variable Series II incorporated herein by reference to Post-Effective Amendment No. 13 on Form N-6 (File No. 333-146507) filed on April 1, 2010.

     (v) Fidelity Variable Insurance Products Fund incorporated herein by reference to Post-Effective Amendment No. 13 on Form N-6 (File No. 333-146507) filed on April 1, 2010.

     (vi) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.

     (vii) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.

     (viii) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 1 on Form N-6 (File No. 333-139960) filed on April 1, 2008.

     (ix) PIMCO Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 16 on Form N-6 (File No. 333-146507) filed on April 1, 2011.
(b) Rule 22c-2 Agreements between The Lincoln National Life Insurance Company and:

     (i) BlackRock Variable Series Funds, Inc. incorporated herein by reference to Post-Effective Amendment No. 22 (File No. 333-68842) filed on June 22, 2009.

     (ii) Delaware VIP Trust incorporated herein by reference to Post-Effective Amendment No. 29 (File No. 333-61554) filed on March 16, 2009.

     (iii) Fidelity Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

     (iv) Franklin Templeton Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

     (v) Lincoln Variable Insurance Products Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29, 2008.

     (vi) MFS Variable Insurance Trust incorporated herein by reference to Post-Effective Amendment No. 30 (File No. 333-36304) filed on May 29,
   2008.

   (c) Accounting and Financial Administration Services Agreement dated October 1, 2007 among Mellon Bank, N.A., The Lincoln National Life Insurance Company and Lincoln Life & Annuity Company of New York is incorporated herein by reference to Registration Statement on Form N-4 (File No. 333-147673) filed on November 28, 2007.

(9) Opinion and Consent of Mary Jo Ardington, Associate General Counsel of The Lincoln National Life Insurance Company as to the legality of securities being issued incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-170897) filed on April 8, 2011.

(10) (a) Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

   (b) Power of Attorney - Principal Officers and Directors of The Lincoln National Life Insurance Company incorporated herein by reference to Pre-Effective Amendment No. 1 (File No. 333-170897) filed on April 8, 2011.

(11) Not applicable

(12) Not applicable

(13) Organizational Chart of the Lincoln National Insurance Holding Company System incorporated herein by reference to Post-Effective Amendment No. 11
(File No. 333-145531) filed on August 26, 2010.

Item 25. Directors and Officers of the Depositor

   The following list contains the officers and directors of The Lincoln National Life Insurance Company who are engaged directly or indirectly in activities relating to Lincoln Life Variable Annuity Account N as well as the contracts. The list also shows The Lincoln National Life Insurance Company's executive officers.


Name                          Positions and Offices with Depositor
---------------------------   --------------------------------------------------------------------
Dennis R. Glass**             President and Director
Chuck C. Cornelio***          Executive Vice President, Chief Administrative Officer and Director
Randal J. Freitag**           Executive Vice President, Chief Financial Officer and Director
Frederick J. Crawford**       Executive Vice President and Director
Mark E. Konen***              Senior Vice President and Director
Keith J. Ryan*                Vice President and Director
Charles A. Brawley, III**     Vice President and Secretary
C. Phillip Elam, II***        Senior Vice President and Chief Investment Officer
Anant Bhalla**                Vice President and Treasurer

  * Principal business address is 1300 South Clinton Street, Fort Wayne, Indiana 46802

 ** Principal business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

*** Principal business address is 100 North Greene Street, Greensboro, NC
27401

Item 26. Persons Controlled by or Under Common Control with the Depositor or Registrant

     See Exhibit 13: Organizational Chart of the Lincoln National Insurance Holding Company System.

Item 27. Number of Contractowners

As of February 28, 2011 there were 179,792 contract owners under Account N.

Item 28. Indemnification

     (a) Brief description of indemnification provisions.

     In general, Article VII of the By-Laws of The Lincoln National Life Insurance Company (Lincoln Life) provides that Lincoln Life will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of Lincoln Life, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or act opposed to the best interests of, Lincoln Life. Certain additional conditions apply to indemnification in criminal proceedings.

     In particular, separate conditions govern indemnification of directors, officers, and employees of Lincoln Life in connection with suits by, or in the right of, Lincoln Life.

     Please refer to Article VII of the By-Laws of Lincoln Life (Exhibit no. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

     (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriter

   (a) Lincoln Financial Distributors, Inc. ("LFD") currently serves as Principal Underwriter for: Lincoln National Variable Annuity Fund A (Group & Individual); Lincoln National Variable Annuity Account C; Lincoln National Flexible Premium Variable Life

     Account D; Lincoln National Variable Annuity Account E; Lincoln National Flexible Premium Variable Life Account F; Lincoln National Flexible Premium Variable Life Account G; Lincoln National Variable Annuity Account H; Lincoln Life & Annuity Variable Annuity Account H; Lincoln Life Flexible Premium Variable Life Account J; Lincoln Life Flexible Premium Variable Life Account K; Lincoln National Variable Annuity Account L; Lincoln Life & Annuity Variable Annuity Account L; Lincoln Life Flexible Premium Variable Life Account M; Lincoln Life & Annuity Flexible Premium Variable Life Account M; Lincoln Life Variable Annuity Account N; Lincoln New York Account N for Variable Annuities; Lincoln Life Variable Annuity Account Q; Lincoln Life Flexible Premium Variable Life Account R; LLANY Separate Account R for Flexible Premium Variable Life Insurance; Lincoln Life Flexible Premium Variable Life Account S; LLANY Separate Account S for Flexible Premium Variable Life Insurance; Lincoln Life Variable Annuity Account T; Lincoln Life Variable Annuity Account W; and Lincoln Life Flexible Premium Variable Life Account Y and Lincoln Life & Annuity Flexible Premium Variable Life Account Y.

     (b) Officers and Directors of Lincoln Financial Distributors, Inc.:


Name                       Positions and Offices with Underwriter
------------------------   ------------------------------------------------
Wilford H. Fuller*         President, Chief Executive Officer and Director
David M. Kittredge*        Senior Vice President
Anant Bhalla*              Vice President and Treasurer
Patrick J. Caulfield**     Vice President and Chief Compliance Officer
Joel Schwartz*             Vice President and Director
Keith J. Ryan***           Vice President and Chief Financial Officer
Patricia A. Insley*        Director
Thomas P. O'Neill*         Vice President and Director
Linda E. Woodward***       Secretary

    * Principal Business address is Radnor Financial Center, 150 Radnor Chester Road, Radnor, PA 19087

         ** Principal Business address is 350 Church Street, Hartford, CT 06103

  *** Principal Business address is 1300 S. Clinton Street, Ft. Wayne, IN 46802

     (c) N/A

Item 30. Location of Accounts and Records

All accounts, books, and other documents, except accounting records, required to be maintained by Section 31a of the 1940 Act and the Rules promulgated thereunder are maintained by The Lincoln National Life Insurance Company, 1300 South Clinton Street, Fort Wayne, Indiana 46802. The accounting records are maintained by The Bank of New York Mellon, One Mellon Bank Center, 500 Grant Street, Pittsburgh, PA 15258.

Item 31. Management Services

Not Applicable.

Item 32. Undertakings

   (a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

   (b) Registrant undertakes that it will include either (1) as part of any application to purchase a Certificate or an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or a similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

   (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to Lincoln Life at the address or phone number listed in the Prospectus.

   (d) Lincoln Life hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life.

   (e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the

     Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES

a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf, in the City of Fort Wayne, and State of Indiana on this 27th day of April, 2011.


      Lincoln Life Variable Annuity Account N (Registrant)
      Lincoln ChoicePlusSM Signature

      By:   /s/ Delson R. Campbell
            ------------------------------------
            Delson R. Campbell
            Assistant Vice President, The Lincoln National Life Insurance
            Company
                                        (Title)
      THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
      (Depositor)

      By:   /s/ Brian A. Kroll
            ------------------------------------
            Brian A. Kroll
            (Signature-Officer of Depositor)
            Vice President, The Lincoln National Life Insurance Company
                                        (Title)

(b) As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities indicated on April 27, 2011.


Signature                        Title
*                                President and Director (Principal Executive Officer)
------------------------------
Dennis R. Glass
*                                Executive Vice President, Chief Administrative Officer and Direc-
Charles C. Cornelio              tor
*                                Executive Vice President and Director
------------------------------
Frederick J. Crawford
*                                Senior Vice President and Chief Investment Officer
------------------------------
C. Phillip Elam II
*                                Executive Vice President, Chief Financial Officer and Director
------------------------------
                                 (Principal Financial Officer)
Randal J. Freitag
*                                Senior Vice President and Director
------------------------------
Mark E. Konen
*                                Vice President and Director
------------------------------
Keith J. Ryan
*By:/s/ Delson R. Campbell       Pursuant to a Power of Attorney
 ---------------------------
  Delson R. Campbell